As filed with the Securities and Exchange Commission on September 2, 2015

Registration No. 333-203507

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to

Form S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

GPM Petroleum LP

(Exact name of registrant as specified in its charter)

Delaware	5172	47-3590088
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

8565 Magellan Parkway, Suite 400

Richmond, Virginia 23227

(804) 887-1980

(Address, including zip code, and telephone number,

Including area code, of registrant’s principal executive offices)

Arie Kotler

8565 Magellan Parkway, Suite 400

Richmond, Virginia 23227

(804) 887-1980

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copies to:

David P. Oelman Gillian A. Hobson Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2500 Houston, Texas 77002 (713) 758-2222	Joshua Davidson Andrew J. Ericksen Baker Botts L.L.P. 910 Louisiana Street Houston, Texas 77002 (713) 229-1234

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated September 2, 2015

PROSPECTUS

             Common Units

Representing Limited Partner Interests

GPM Petroleum LP

This is the initial public offering of our common units representing limited partner interests. Prior to this offering, there has been no public market for our common units. We currently expect the initial public offering price to be between $         and $         per common unit. We expect to grant the underwriters an option to purchase up to              additional common units. Our common units have been approved for listing on the New York Stock Exchange under the symbol “GPMP,” subject to official notice of issuance.

Investing in our common units involves risks. See “Risk Factors” beginning on page 24.

These risks include the following:

•

GPM is our largest customer, and we are dependent on GPM for a substantial majority of our revenues. Therefore, we are indirectly subject to the business risks of GPM. If GPM changes its business strategy, is unable to satisfy its obligations under the GPM Distribution Contracts, or significantly reduces the volume of motor fuel it purchases under such contracts, our revenues will decline and our financial condition, results of operations, cash flows and ability to make distributions to our unitholders will be adversely affected.

•

We may not have sufficient cash from operations following the establishment of cash reserves and payment of costs and expenses, including cost reimbursements to our general partner, to enable us to pay the minimum quarterly distribution to our unitholders. Furthermore, we do not have a legal obligation to pay quarterly distributions at our minimum quarterly distribution rate or at any other rate.

•

GPM owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including GPM, have conflicts of interest with us and limited fiduciary duties to us and they may favor their own interests to the detriment of us and our unitholders.

•

Our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to its incentive distribution rights, without the approval of the conflicts committee of our general partner’s board of directors or the holders of our common units. This could result in lower distributions to holders of our common units.

•	Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors, which could reduce the price at which our common units will trade.

•

There is no existing market for our common units, and a trading market that will provide unitholders with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and unitholders could lose all or part of their investment.

•

Our tax treatment depends on our status as a partnership for U.S. federal income tax purposes, as well as us not being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service were to treat us as a corporation for federal income tax purposes or we were to become subject to material additional amounts of entity-level taxation for state tax purposes, then our cash available for distribution to our unitholders would be substantially reduced.

•	Our unitholders will be required to pay taxes on their share of our income even if they do not receive any cash distributions from us.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Common Unit	Total
Public offering price	$	$
Underwriting discount (1)	$	$
Proceeds to GPM Petroleum LP (before expenses)	$	$

(1)	Excludes a structuring fee in the amount of $ payable to Raymond James & Associates, Inc. Please read “Underwriting.”

The underwriters expect to deliver the common units to purchasers on or about                     , 2015 through the book-entry facilities of The Depository Trust Company.

Joint Book-Running Managers

RAYMOND JAMES

WELLS FARGO SECURITIES	RBC CAPITAL MARKETS

Co-Managers

BAIRD	WUNDERLICH	CAPITAL ONE SECURITIES

The date of this prospectus is                     , 2015.

The following map illustrates the geographic location of GPM sites owned and leased as of September 2, 2015

Wisconsin
Michigan
Iowa
Indiana
Illinois
Ohio
Missouri
Kentucky
Tennessee
New York
Massachusetts
Rhode Island
Connecticut
Pennsylvania
New Jersey
Maryland
Delaware
DC
W. Virginia
Virginia
North Carolina
South Carolina
Headquarters
Existing Wholesale Fuel Sites
VPS Midwest Sites

i

Until                     , 2015 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

You should rely only on the information contained in this prospectus, any free writing prospectus prepared by us or on our behalf or any other information to which we have referred you in connection with this offering. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the cover of this prospectus. This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please read “Forward-Looking Statements” and “Risk Factors.”

Industry and Market Data

This prospectus includes industry data and forecasts that we obtained from industry publications and surveys, public filings and internal company sources. Statements as to our market position and market estimates are based on independent industry publications, government publications, third-party forecasts, management’s estimates and assumptions about our markets and our internal research. While we are not aware of any misstatements regarding the market, industry or similar data presented herein, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Forward-Looking Statements” and “Risk Factors” in this prospectus.

Trademarks and Trade Names

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of GPM and third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and should not be read to, imply a relationship with or endorsement or sponsorship of us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

v

SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the historical and pro forma financial statements and the notes to those financial statements, before investing in our common units. Unless otherwise indicated, the information presented in this prospectus assumes (1) an initial public offering price of $             per common unit (the midpoint of the price range set forth on the cover page of this prospectus) and (2) that the underwriters do not exercise their option to purchase additional common units. You should read “Risk Factors” for information about important risks that you should consider before buying our common units.

Unless the context otherwise requires, references in this prospectus to “GPM Petroleum LP,” the “partnership,” “we,” “our,” “us” or like terms refer to GPM Petroleum LP, a Delaware limited partnership, and its subsidiaries. All references in this prospectus to the “Predecessor,” “our predecessor,” “GPM,” “we,” “our,” “us” or like terms when used in a historical context, refer to GPM Investments, LLC and its consolidated subsidiaries, our predecessor for accounting purposes. GPM Investments, LLC, a Delaware limited liability company, is the parent and the owner of our general partner. Unless the context otherwise requires, references in this prospectus to “GPM” or “our sponsor” refer to GPM Investments, LLC and its consolidated subsidiaries, other than GPM Petroleum LP, its subsidiaries and its general partner. References in this prospectus to “our general partner” refer to GPM Petroleum GP, LLC, a Delaware limited liability company and the general partner of the partnership.

References in this prospectus to “lessee dealers” refer to third parties that operate sites that we or GPM own or lease and that we or GPM, in turn, leases or subleases to such third parties; “independent dealers” refer to third parties that own their sites or lease their sites from a landlord other than us or GPM; and “sub-wholesalers” and “bulk purchasers” refer to third parties that elect to purchase motor fuels from us, on a wholesale basis, instead of purchasing directly from major integrated oil companies and independent refiners.

GPM Petroleum LP

We are a growth-oriented Delaware limited partnership formed by GPM to engage in the wholesale distribution of motor fuels on a fixed fee per gallon basis to GPM-controlled convenience stores and third parties. As of June 30, 2015, GPM controlled over 620 convenience stores that sell motor fuel, merchandise, food, beverages and other products and services to retail customers in the Mid-Atlantic, Southeastern, Midwestern and Northeastern United States. Upon the completion of this offering, GPM will purchase all of its motor fuel from us. For the twelve months ended June 30, 2015, on a pro forma basis, we distributed 572.4 million gallons of motor fuel to GPM-controlled convenience stores and 66.6 million gallons of motor fuel to third-party customers. We believe we are one of the largest independent motor fuel distributors by number of convenience stores in the United States, the largest distributor of Valero-branded motor fuel on the East Coast and the third largest distributor of Valero-branded motor fuel in the United States. In addition, we receive rental income from real estate that we own and lease to third parties.

Our primary business objective is to make stable quarterly cash distributions to our unitholders and, over time, to increase our quarterly cash distributions. We intend to make minimum quarterly distributions of $             per unit per quarter (or $             per unit on an annualized basis), as further described in “Cash Distribution Policy and Restrictions on Distributions.”

We purchase motor fuel primarily from major integrated oil companies and independent refiners and distribute it to GPM pursuant to three 10-year wholesale motor fuel distribution agreements, which we refer to as the GPM Distribution Contracts. As of June 30, 2015, GPM distributed volumes it purchased from us to:

•	over 620 convenience stores controlled by GPM;

•	over 35 sites operated by independent dealers;

•	over 25 sites owned or leased by GPM and operated by lessee dealers; and

•	over 40 consignment locations where GPM sells motor fuel to retail customers.

Though we arrange for the transportation of motor fuel to GPM for sale to its controlled convenience stores and consignment locations, we do not physically transport any of the motor fuel. GPM directly arranges for transportation of motor fuel to its independent and lessee dealers.

In addition to the volumes of motor fuel we distribute to GPM, we also distribute motor fuel directly to approximately 10 sub-wholesalers and bulk purchasers. Sub-wholesalers, in turn, distribute fuel to convenience stores. Bulk purchasers primarily purchase motor fuel for their own use. For the six months ended June 30, 2015 and the year ended December 31, 2014, we distributed 3.2 million and 7.0 million gallons of motor fuel to sub-wholesalers and bulk purchasers, respectively. GPM is obligated to provide us a right of first offer to purchase fuel distribution contracts for all convenience stores, dealer sites and consignment locations that GPM acquires in the future, as described below in “—Our Relationship with GPM Investments, LLC—Our Agreements with GPM.”

The total amount of motor fuel we sold grew from 295.6 million gallons during 2011 to over 449.5 million gallons during 2014, primarily as a result of a series of convenience store acquisitions by GPM. Since January 1, 2011, the number of GPM-controlled convenience stores has grown from 210 to 625, while the amount of motor fuel sold to such convenience stores has increased from 235.2 million gallons during 2011 to 380.9 million gallons during 2014.

During the twelve months ended June 30, 2015, and after giving pro forma effect to the GPM Distribution Contracts (as defined below), approximately 99.0% of our fuel gallons sold would have been pursuant to such contracts. Under the GPM Distribution Contract, the GPM RR Distribution Contract and the GPM MW Distribution Contract (as defined below, and collectively with the GPM Distribution Contract and the GPM RR Distribution Contract, the “GPM Distribution Contracts”), we will be the exclusive distributor of motor fuel purchased by GPM’s existing convenience stores, independent and lessee dealers and consignment locations for 10 years at cost plus a fixed fee of 4.5 cents per gallon, as described in more detail below in “—Our Relationship with GPM Investments, LLC—Our Agreements with GPM.”

We believe that we have limited exposure to fluctuating commodity prices because we charge GPM the cost of our fuel plus a markup. GPM, in turn, passes these costs along to its retail customers at its controlled convenience stores and consignment locations and to the dealers it supplies.

In addition to revenues earned in our wholesale motor fuel distribution business, we also receive rental income from convenience store properties that we own and lease to third parties. At the closing of this offering, we expect to receive rental income from six properties located in Delaware, New Jersey and Virginia. Although we may purchase and lease convenience store properties to GPM or third parties, we do not operate or have any intention to operate any convenience stores at this time, though we may elect to do so in the future.

For the year ended December 31, 2014, we had pro forma gross profit of approximately $28.8 million, pro forma Adjusted EBITDA of approximately $28.2 million and pro forma net income of approximately $24.6 million. Sales to GPM pursuant to the GPM Distribution Contracts accounted for approximately 99.7% of our pro forma gross profit for that period. Please read “—Non-GAAP Financial Measure” for the definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to our most directly comparable financial measures calculated and presented in accordance with U.S. generally accepted accounting principles (“GAAP”).

Our Relationship with GPM Investments, LLC

One of our primary strengths is our relationship with GPM. GPM controls 625 convenience stores and is the exclusive motor fuel supplier to an additional 113 dealer sites throughout 16 states in the Mid-Atlantic, Southeastern, Midwestern and Northeastern United States as of June 30, 2015. GPM entered the motor fuel retail and distribution business with its acquisition of 169 Fas Mart and Shore Stop sites in 2003. Arie Kotler, the founder, Chief Executive Officer and President of GPM and Chairman of the Board of Directors, Chief Executive Officer and President of our general partner, managed this initial acquisition and has also been responsible for GPM’s continued growth through the acquisitions detailed below. Since its formation in 2003, GPM has achieved significant growth through a series of eight acquisitions of convenience stores and dealer sites that have been successfully integrated into GPM’s existing business. GPM’s significant distribution volumes, together with its industry relationships, led to its negotiation of a 10-year supply agreement with Valero Marketing and Supply (“Valero Marketing”) in 2012 for over two billion gallons of motor fuel, making GPM the third largest Valero distributor of motor fuels in the United States and the largest on the East Coast. Set forth below is a chart detailing recent acquisitions by GPM.

Acquisition	Date of Acquisition	Number of Convenience Stores Acquired	Gallons of Motor Fuel Sold in 2014 (in millions)
Virginia Acquisition	August 1, 2013	5	4.5
Southeast Acquisition (1)	August 6, 2013	258	181.4
Carolinas Acquisition	February 3, 2015	8	8.0
Road Ranger Acquisition	March 20, 2015	42	72.8
Midwest Acquisition (2)	June 3, 2015	126	113.6

(1)	Excludes five convenience stores that do not sell motor fuel.
(2)	Excludes 35 convenience stores that do not sell motor fuel.

Following the completion of this offering, we will engage in wholesale distribution of fuel to GPM and third parties. GPM will continue to operate its convenience store business and will retain its consignment business and the substantial majority of its dealer business. GPM will own our general partner, which controls us, and will also retain a significant economic interest in us

through its direct and indirect ownership of (i)     % of our limited partner interests and (ii) all of our incentive distribution rights, which will entitle GPM to increasing percentages of the cash we distribute in excess of $             per unit per quarter.

Our Agreements with GPM

In connection with the completion of this offering, three long-term, fee-based commercial agreements with GPM will be contributed to us, and we will enter into an omnibus agreement with GPM. These agreements are summarized below:

•

a fuel distribution agreement, pursuant to which we will distribute motor fuel purchased by GPM for sale to its existing convenience stores (other than convenience stores for which we are the distributor of motor fuel under the GPM RR Distribution Contract and the GPM MW Distribution Contract), independent and lessee dealers and consignment locations at cost, plus a fixed fee of 4.5 cents per gallon for a period of 10 years, which we refer to as the GPM Distribution Contract;

•

a fuel distribution agreement substantially similar to the GPM Distribution Contract, pursuant to which we will distribute motor fuel to convenience stores acquired by GPM in the Road Ranger Acquisition at cost, plus a fixed fee of 4.5 cents per gallon for a period of 10 years, which we refer to as the GPM RR Distribution Contract;

•

a fuel distribution agreement substantially similar to the GPM Distribution Contract, pursuant to which we will distribute motor fuel to convenience stores acquired by GPM in the Midwest Acquisition at cost, plus a fixed fee of 4.5 cents per gallon for a period of 10 years, which we refer to as the GPM MW Distribution Contract; and

•	the omnibus agreement, pursuant to which, among other things we will receive:

•	a 10-year right of first offer to purchase the right to distribute fuel to GPM for newly acquired convenience stores at a negotiated rate; and

•

a 10-year right to participate in transactions with GPM to acquire any distribution contracts and to negotiate the fuel supply terms for distributing fuel to GPM for any convenience stores, independent or lessee dealers, or consignment locations included in a potential acquisition under consideration by GPM, to the extent we are able to reach an agreement on terms.

In addition, our omnibus agreement provides that we are obligated to distribute any volumes for stores that GPM acquires in the future, either at a negotiated rate pursuant to our right of first offer to purchase fuel distribution rights or the alternate fuel sales rate, as described further in “Certain Relationships and Related Transactions—Agreements with Affiliates in Connection with the Transactions—Omnibus Agreement.”

Our sales to sub-wholesalers and bulk purchasers will not be included in our commercial agreements with GPM and will be sold directly by us to such third parties. For the year ended December 31, 2014, the average margins on gallons sold to sub-wholesalers and bulk purchasers ranged from 0.4 to 0.75 cents per gallon and 3.0 to 4.5 cents per gallon, respectively.

For more information on our agreements with GPM and its subsidiaries, please read “Business—Our Relationship with GPM Investments, LLC—Our Agreements with GPM” and “Certain Relationships and Related Transactions—Agreements with Affiliates in Connection with the Transactions.” For a discussion of risks that could adversely affect our expected long-term contractual cash flow stability, please read “Risk Factors—Risks Inherent in Our Business.”

Our Strengths and Strategies

Competitive Strengths

We believe we have the following competitive strengths:

•

Stable cash flows from long-term fee based wholesale motor fuel distribution contracts. We generate substantially all of our revenue from earning a fixed 4.5 cents per gallon fee on the wholesale distribution of motor fuel to GPM pursuant to three 10-year distribution contracts. We believe that our long-term contracts coupled with ongoing demand for motor fuel in the geographic areas in which we operate provide a stable source of cash flow.

•

Our management team has an established history of acquiring sites and successfully integrating the associated operations. Our management has steadily grown GPM’s business by acquiring convenience store and wholesale motor fuel sites. Since GPM’s formation with its acquisition of 169 Fas Mart and Shore Stop sites in 2003, our senior management team has completed eight acquisitions encompassing 488 retail and wholesale sites. Our strong industry relationships and proven ability to successfully complete complex acquisitions has enabled GPM to acquire assets on what it believes to be attractive terms. Furthermore, GPM has successfully integrated its acquisitions into its existing business by reducing overhead costs and realizing economies of scale through increased purchasing power with refiners and other fuel suppliers.

•

Long-term relationships with major integrated oil companies and independent refiners. We have established long-term relationships and supply agreements with companies that are among the largest suppliers of branded motor fuel in North America. For the year ended December 31, 2014, approximately 95% of our fuel sales were branded. Currently, we believe that we are the third largest distributor of Valero-branded motor fuels in the U.S. and the largest on the East Coast. We also distribute BP, Conoco, Exxon, Marathon, Mobil, Phillips 66 and Shell branded fuels. This diverse mix of major fuel suppliers helps to ensure sufficient fuel supply during market disruptions and to maintain competitive fuel costs.

•

Substantial industry experience. Our management team has extensive experience in the wholesale petroleum and convenience store industry. Chairman, Chief Executive Officer and President Arie Kotler founded GPM in 2003 and has approximately 10 years of industry experience. Chief Financial Officer Don Bassell has over seven years of service with GPM and has over 30 years of industry experience. Chief Operating Officer Chris Giacobone has approximately 25 years of industry experience.

•

Geographically diverse operations. Since our sponsor’s formation with its acquisition of 169 Fas Mart and Shore Stop sites in Virginia, Maryland and Delaware, we have expanded into new geographic areas. Our wholesale motor fuels distribution now spans across 16 states: Connecticut, Delaware, Illinois, Indiana, Iowa, Kentucky, Maryland, Michigan, New

Jersey, North Carolina, Ohio, Pennsylvania, Rhode Island, South Carolina, Tennessee and Virginia. Our diverse footprint allows us to maintain more stable fuel volumes and fuel margins, compared with more regionally concentrated competition, which may be more materially affected by supply constraints, such as pipeline interruptions, or adverse weather events, such as hurricanes or blizzards.

Business Strategies

Our primary business objectives are to make stable quarterly cash distributions to our unitholders and, over time, to increase our quarterly cash distributions by continuing to execute the following strategies:

•

Expand through GPM acquisitions. We anticipate growing our business by either purchasing the right to provide wholesale motor fuel to convenience stores that may be acquired by GPM or jointly consummating acquisitions with GPM, as well as by directly acquiring wholesale motor fuel businesses with existing dealer operations. Through GPM’s expansion, we plan to further develop our wholesale motor fuel distribution both within our existing area of operations and in new geographic areas.

We believe GPM has considerable opportunity to serve as a consolidator in our industry. According to the Association for Convenience and Fuel Retailing (“NACS”) 2015 Retail Fuels Report and the 2015 NACS State of the Industry Report, there were 127,588 convenience stores with retail fuel sales in the U.S. as of December 31, 2014. Over 70% of these sites were owned by entities with fewer than 50 total sites. As GPM continues to make acquisitions, we will have the right, under the right of first offer contained in the omnibus agreement, to purchase distribution rights to any new locations GPM acquires in the future. If we are unable to come to terms regarding the purchase of those distribution rights, we will be obligated to distribute motor fuel to such sites at the alternate fuel sales rate.

•

Maintain strong relationships with major integrated oil companies and independent refiners. Our relationships with suppliers of branded motor fuels are crucial to the operation of our business. By leveraging our relationships with our suppliers, we have been able to negotiate supply agreements with what we believe to be competitive terms and intend to continue to maintain such relationships in the future.

•

Manage risk by outsourcing delivery of motor fuel, mitigating exposure to environmental liabilities and implementing systems and controls to manage operations. Motor transportation services are not part of our business, and we do not own or lease trucks for the delivery of motor fuel. Instead, we contract with third parties for the delivery of motor fuel. This strategy alleviates capital, labor and liability constraints associated with operating a transportation fleet.

•

Financial flexibility to pursue acquisitions and other expansion opportunities. Post-offering, we expect to have ample liquidity to pursue accretive acquisitions. After the application of the net proceeds we receive from this offering, we expect to have at least $             million available for either acquisitions or working capital purposes under our new revolving credit facility. We believe that our strong balance sheet and ability to access the debt and equity capital markets will provide us with the financial flexibility to pursue accretive acquisition and expansion opportunities.

Risk Factors

An investment in our common units involves risks. You should carefully consider the risks described in “Risk Factors” and the other information in this prospectus before deciding whether to invest in our common units. If any of these risks were to occur, our financial condition, results of operations, cash flows and ability to make distributions to our unitholders would be adversely affected and you could lose all or part of your investment. For more information regarding the known material risks that could impact our business, please read “Risk Factors.”

Our Management

We are managed and operated by the board of directors and executive officers of our general partner, GPM Petroleum GP, LLC, a wholly owned subsidiary of GPM. Following this offering, GPM will own, directly or indirectly, approximately     % of our outstanding common units, all of our subordinated units and all of our incentive distribution rights. As a result of owning our general partner, GPM will have the right to appoint all of the members of the board of directors of our general partner, with at least three of these directors meeting the independence standards established by the New York Stock Exchange (“NYSE”). Upon the completion of this offering, we expect that our general partner will have seven directors. We expect that one independent director will be appointed to the board of directors of our general partner prior to the date our common units are listed for trading on the NYSE. Our unitholders will not be entitled to elect our general partner or its directors or otherwise directly participate in our management or operations. For more information about the executive officers and directors of our general partner, please read “Management.”

Following the consummation of this offering, pursuant to our omnibus agreement, we will reimburse GPM for providing certain general and administrative services to us, which initially includes a fixed annual fee of $0.5 million for executive management services provided by certain officers of our general partner. The remainder of the reimbursement will be based on the costs actually incurred by GPM and its affiliates in providing the services. Neither our partnership agreement nor our omnibus agreement limits the amount of expenses for which our general partner and its affiliates may be reimbursed. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us. Please read “Certain Relationships and Related Transactions—Agreements with Affiliates in Connection with the Transactions.”

Summary of Conflicts of Interest and Fiduciary Duties

While our relationship with GPM and its subsidiaries is a significant strength, it is also a source of potential conflicts. Our general partner has a legal duty to manage us in a manner beneficial to us and the holders of our common and subordinated units. However, the officers and directors of our general partner also have fiduciary duties to manage our general partner in a manner beneficial to its owner, GPM. Additionally, each of our executive officers and certain of our directors are also officers and directors of GPM. As a result, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and GPM and our general partner, on the other hand. For example, our general partner will be entitled to make determinations that affect the amount of cash distributions we make to holders of common and subordinated units, which in turn has an effect on whether our general partner receives incentive cash distributions.

Delaware law provides that Delaware limited partnerships may, in their partnership agreements, restrict, eliminate or expand the fiduciary duties owed by the general partner to limited partners and the partnership. Our partnership agreement limits the liability of, and defines the fiduciary duties owed by, our general partner to our unitholders. Our partnership agreement also restricts the remedies available to our unitholders for actions that might constitute a breach of fiduciary duty by our general partner or its officers and directors had we not explicitly defined those duties in our partnership agreement. For example, our partnership agreement provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as general partner so long as it acted in good faith, meaning it believed that the decisions were not adverse to the interests of our partnership and, with respect to criminal conduct, did not act with knowledge that its conduct was unlawful. Our partnership agreement also provides that our general partner, and the officers and directors of our general partner, will not be liable for monetary damages to us for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or those persons acted in bad faith, meaning that they believed that the decision was adverse to the partnership, or, in the case of a criminal matter, acted with knowledge that such person’s conduct was criminal. For more information, please read “Risk Factors—Risks Inherent in an Investment in Us—Our partnership agreement limits the liability and duties of our general partner and restricts the remedies available to us and our common unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.” By purchasing a common unit, the purchaser agrees to be bound by the terms of our partnership agreement, and each unitholder is treated as having consented to various actions and potential conflict of interest contemplated in the partnership agreement that might otherwise be considered a breach of fiduciary or other duties under applicable state law. These provisions of our partnership agreement do not waive or diminish your rights under federal securities laws.

For a more detailed description of the conflicts of interest and the fiduciary duties of our general partner, please read “Conflicts of Interest and Fiduciary Duties.” For a description of other relationships with our affiliates, please read “Certain Relationships and Related Transactions.”

Principal Executive Offices

Our principal executive offices are located at 8565 Magellan Parkway, Suite 400, Richmond, Virginia 23227. Our telephone number is (804) 887-1980. Our website will be located at www.                     .com. We intend to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission (“SEC”), pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Formation Transactions and Partnership Structure

We are a Delaware limited partnership formed in March 2015 by GPM to own and operate the wholesale motor fuel distribution business that has historically been conducted by GPM, our predecessor.

At the closing of this offering, the following transactions will occur:

•	GPM will contribute six owned convenience store properties to GPM Petroleum, LLC (“GPM Opco”) that GPM Opco will lease to third parties;

•

GPM will contribute substantially all of its wholesale motor fuel distribution business to GPM Opco, including the GPM Distribution Contracts and the fuel supply contracts with Valero and other suppliers;

•	GPM will contribute to us all of the equity interests in GPM Opco, and we will assume $ million of GPM’s payables, $35.1 million of the PNC Term Loan and $24.1 million of certain affiliate loans;

•	We will issue to our general partner a 0.0% non-economic general partner interest in us, as well as all of our incentive distribution rights;

•

We will issue an aggregate of              common units representing a     % limited partner interest in us and             subordinated units representing a 50.0% limited partner interest in us to GPM or a wholly owned subsidiary of GPM assuming the underwriters do not exercise their option to purchase             additional common units. To the extent that the underwriters exercise their option to purchase up to             additional common units, such additional common units will be sold to the public, and the aggregate limited partner interest held by GPM and its wholly owned subsidiaries will decrease to     %. Please read “—The Offering—Units outstanding after this offering”;

•

We will issue to the public              common units representing a     % limited partner interest in us (             common units if the underwriters exercise their option to purchase additional common units in full), and we will use the net proceeds from this offering as described under “Use of Proceeds”;

•

We will enter into a new $110.0 million revolving credit facility and a new three-year senior term loan facility of up to $20.0 million; within 45 days of the closing of the offering, we expect to borrow approximately $         million under our revolving credit facility to purchase approximately $         million of U.S. Treasury or other investment grade securities, which will be assigned as collateral to secure our new $         million term loan, the proceeds of which will be distributed to, and for which a guarantee of collection will be provided by, GPM;

•

We will enter into the omnibus agreement with GPM, pursuant to which, among other things, we will receive a 10-year opportunity to participate in acquisition opportunities with and from GPM, to the extent we are able to reach an agreement on terms, as described further in “Certain Relationships and Related Transactions—Agreements with Affiliates in Connection with the Transactions—Omnibus Agreement; and

•

We will issue grants under the GPM Petroleum LP 2015 Long-Term Incentive Plan (the “LTIP”) of phantom units equal in value to approximately $6 million, in the aggregate, to officers and directors of our general partner and its affiliates. Please read “Executive Compensation—Compensation Discussion and Analysis—Long-Term Incentive Plan.”

Organizational Structure

The following is a simplified diagram of our ownership structure after giving effect to this offering and the related transactions.

Public Common Units (2)	%
Interests of GPM:
Common Units (2)	%
Subordinated Units	50.0%
General Partner Interest	0.0%

100.0%

(1)	Include common units held by WOC Southeast Holding Corp., a wholly owned subsidiary of GPM.
(2)	common units will be issued to GPM or a wholly owned subsidiary of GPM, which includes common units issued to GPM or a wholly owned subsidiary of GPM within 30 days of this offering, assuming the underwriters do not exercise their option to purchase additional common units. However, if the underwriters exercise their option in part or in full, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the public and the remainder, if any, will be issued to GPM or a wholly owned subsidiary of GPM. Please read “—The Offering—Units outstanding after this offering.”

The Offering

Common units offered to the public	common units.

common units if the underwriters exercise their option to purchase up to additional common units in full.

Units outstanding after this offering	common units and subordinated units, for a total of limited partner units, regardless of whether or not the underwriters exercise their option to purchase additional common units. Of this amount, common units will be issued to GPM or a wholly owned subsidiary of GPM assuming the underwriters do not exercise their option to purchase additional common units. However, if the underwriters do exercise their option to purchase additional common units, we will (i) issue to the public the number of additional common units purchased by the underwriters pursuant to such exercise and (ii) issue to GPM or a wholly owned subsidiary of GPM, upon the expiration of the option exercise period, all remaining additional common units, if any. Any such additional common units issued to GPM or a wholly owned subsidiary of GPM will be issued for no additional consideration. Accordingly, the exercise of the underwriters’ option will not affect the total number of common units outstanding. In addition, our general partner will own a 0.0% non-economic general partner interest in us.

In addition, these unit numbers exclude common units reserved for issuance under our long-term incentive plan.

Use of proceeds	We intend to use the estimated net proceeds of approximately $ million from this offering, based upon the assumed initial public offering price of $ per common unit (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts, the structuring fee of $ million paid to Raymond James and offering expenses, together with $ million of borrowings under our new revolving credit facility (which we expect to borrow within 45 days of the closing of this offering):

•	to repay borrowings of approximately $24.1 million assumed by us under two affiliate loans entered into by our predecessor, which were used to finance the Road Ranger Acquisition;

•

to purchase approximately $         million of U.S. Treasury or other investment grade securities, which will be assigned as collateral to secure our new $         million term loan, the proceeds of which will be distributed to, and for which a guarantee of collection will be provided by, GPM;

•

to purchase approximately $35.1 million of U.S. Treasury or other investment grade securities, which will be assigned as collateral to secure the $35.1 million PNC term loan, which we will assume from GPM and for which GPM will provide a guarantee; and

•	to repay approximately $ million of trade payables assumed by us in connection with our formation transactions.

Any remaining net proceeds will be used for general partnership purposes.
If the underwriters exercise their option to purchase additional common units in full, the additional net proceeds would be approximately $ million (based upon the midpoint of the price range set forth on the cover page of this prospectus). The net proceeds received in connection with any exercise of such option will be used to purchase a corresponding amount of additional U.S. Treasury or other investment grade securities, which will be used for general partnership purposes and may be used temporarily to collateralize our new term loan. In addition, we will borrow under our new term loan an amount equal to the net proceeds received upon exercise of the underwriters’ option to purchase additional common units in excess of $ million and use the proceeds to make a distribution to GPM. GPM will provide a guarantee of collection with respect to such borrowing. If the underwriters do not exercise their option to purchase additional common units, we will issue common units to GPM or a wholly owned subsidiary of GPM upon the option’s expiration. We will not receive any additional consideration from GPM in connection with such issuance.

Cash distributions	Within 60 days after the end of each quarter, beginning with the quarter ending , 2015, we expect to make a minimum quarterly distribution of $ per common unit and subordinated unit ($ per common unit and subordinated unit on an annualized basis) to unitholders of record on the applicable record date, to the extent we have sufficient cash after establishment of reserves and payment of fees and expenses, including payments to our general partner and its affiliates. Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail under “Cash Distribution Policy and Restrictions on Distributions.”

For the first quarter that we are publicly traded, we will pay investors in this offering a prorated distribution covering the period from the completion of this offering through , 2015, based on the actual length of that period. Our partnership agreement generally provides that we will distribute cash each quarter during the subordination period in the following manner:

•	first, to the holders of common units, until each common unit has received the minimum quarterly distribution of $ plus any arrearages from prior quarters;

•	second, to the holders of subordinated units, until each subordinated unit has received the minimum quarterly distribution of $ ; and

•	third, to all unitholders, pro rata, until each unit has received a distribution of $ .

If cash distributions to our unitholders exceed $ per unit in any quarter, our unitholders and the holders of our incentive distribution rights will receive distributions according to the following percentage allocations:

	Marginal Percentage Interest in Distributions
Total Quarterly Distribution Target Amount	Unitholders	General Partner (as holder of IDRs)
above $ up to $	85.0%	15.0%
above $ up to $	75.0%	25.0%
above $	50.0%	50.0%

We refer to these distributions as “incentive distributions.” Please read “How We Make Distributions to Our Partners—Incentive Distribution Rights.”

We believe, based on our financial forecast and related assumptions included in “Cash Distribution Policy and Restrictions on Distributions,” that we will have sufficient cash available to pay the minimum quarterly distribution of $         on all of our common units and subordinated units for each quarter in the twelve months ending December 31, 2016; however, we do not have a legal or contractual obligation to pay quarterly distributions at our minimum quarterly distribution rate or at any other rate, and there is no guarantee that we will make quarterly cash distributions to our unitholders in any quarter. Please read “Cash Distribution Policy and Restrictions on Distributions.”

Subordinated units	GPM initially will own, directly or indirectly, all of our subordinated units. The principal difference between our common units and subordinated units is that in any quarter during the subordination period, holders of the subordinated units are not entitled to receive any distribution until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages.

Conversion of subordinated units	The subordination period will end on the first business day after we have earned and paid at least (1) $ (the minimum quarterly distribution on an annualized basis) on each outstanding common and subordinated unit for each of three consecutive, non-overlapping four-quarter periods ending on or after , 2018 or (2) $ (150% of the annualized minimum quarterly distribution) on each outstanding common and subordinated unit and the related distributions on the incentive distribution rights for any four-quarter period ending on or after , 2016, in each case provided there are no arrearages on our common units at that time.

When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and thereafter no common units will be entitled to arrearages.

Our general partner’s right to reset the target distribution levels	Our general partner, as the holder of all of our incentive distribution rights, has the right, at any time when there are not subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (50%) for each of the prior four consecutive whole fiscal quarters, to reset the initial target distribution levels at higher levels based on our cash distributions at the time of the exercise of the reset election. If our general partner transfers all or a portion of our incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. Following a reset election, the minimum quarterly distribution will be adjusted to equal the reset minimum quarterly distribution, and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increase above the reset minimum quarterly distribution.

If GPM elects to reset the target distribution levels, it will be entitled to receive a number of common units equal to the number of common units that would have entitled their holder to an aggregate quarterly cash distribution for the quarter prior to the reset election equal to the distributions to our general partner on the incentive distribution rights in such prior quarter. Please read “How We Make Distributions to Our Partners—Our General Partner’s Right to Reset Incentive Distribution Levels.”

Issuance of additional units	Our partnership agreement authorizes us to issue an unlimited number of additional units without the approval of our unitholders. Please read “Units Eligible for Future Sale” and “The Partnership Agreement—Issuance of Additional Partnership Interests.”

Limited voting rights	Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Furthermore, our partnership agreement restricts our unitholders’ voting rights by providing that any units held by a person or group that owns 20% or more of any class of units then outstanding, other than our general partner and its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot be voted on in any matter. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding voting units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, GPM will own an aggregate of % of our outstanding voting units (or % of our outstanding voting units, if the underwriters exercise their option to purchase additional common units in full). This will give GPM the ability to prevent the removal of our general partner. Please read “The Partnership Agreement—Voting Rights.”

Limited call right	If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner will have the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (1) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. Please read “The Partnership Agreement—Limited Call Right.”

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending , 2017, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be % or less of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $ per unit, we estimate that your average allocable federal taxable income per year will be no more than approximately $ per unit. Thereafter, the ratio of allocable taxable income to cash distributions to you could substantially increase. Please read “Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership” for the basis of this estimate.

Material federal income tax consequences	For a discussion of the material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material U.S. Federal Income Tax Consequences.”

Directed Unit Program	At our request, the underwriters have reserved up to % of the common units being offered by this prospectus (excluding the common units that may be issued upon the underwriters’ exercise of their option to purchase additional common units) for sale to our directors, officers, employees and certain other persons associated with us at the initial public offering price set forth on the cover page of this prospectus. For further information regarding our directed unit program, please read “Underwriting—Directed Unit Program.”

Exchange listing	Our common units have been approved for listing on the NYSE under the symbol “GPMP,” subject to official notice of issuance.

Summary Historical and Pro Forma Financial and Operating Data

The following table shows summary historical financial and operating data of GPM Investments, LLC, our predecessor for accounting purposes, and summary pro forma financial and operating data of GPM Petroleum LP for the periods and as of the dates indicated. The summary historical financial data of our predecessor as of December 31, 2014, 2013 and 2012 and for the years ended December 31, 2014, 2013 and 2012 are derived from the audited consolidated financial statement of our predecessor appearing elsewhere in this prospectus. The summary historical financial data of our predecessor as of June 30, 2015 and for the six months ended June 30, 2015 and 2014 are derived from the unaudited condensed consolidated financial statements of our predecessor appearing elsewhere in this prospectus.

The summary pro forma financial data of GPM Petroleum LP for the year ended December 31, 2014 and as of and for the six months ended June 30, 2015 are derived from our unaudited pro forma financial statements appearing elsewhere in this prospectus. The pro forma balance sheet assumes that the offering and the related transactions occurred on June 30, 2015, and the pro forma statements of operations for the year ended December 31, 2014 and the six months ended June 30, 2015 assume that the offering and the related transactions occurred on January 1, 2014. These transactions include, and the pro forma financial data give effect to, the following:

•	The contribution by GPM to us of certain assets and liabilities comprising GPM’s wholesale motor fuel distribution business;

•	The contribution by GPM to us of six convenience store properties;

•	The assumption by us of GPM’s term loan with PNC Bank, National Association (the “PNC Term Loan”);

•	The assumption by us of approximately $24.1 million in borrowings owed by GPM to certain affiliates;

•

The issuance by us of phantom units equal in value to an aggregate of approximately $6,250,000 to (i) officers of our general partner and its affiliates and (ii) our general partner’s directors who are not employees or officers of our general partner pursuant to our long-term incentive plan;

•

The consummation of this offering and our issuance of             common units to the public,              common units and             subordinated units to GPM, our incentive distribution rights to our general partner and a 0.0% non-economic general partner interest in us to our general partner;

•	The application of the net proceeds from this offering as described under “Use of Proceeds”; and

•	The GPM Distribution Contracts.

The pro forma financial data does not give pro forma effect to the incremental external general and administrative expenses of approximately $2.0 million that we expect to incur annually as a result of being a publicly traded partnership.

Our predecessor’s results include the entire integrated operations of GPM, including convenience store merchandise revenue and retail fuel revenue. Following the completion of this offering, we will engage in wholesale distribution of fuel to GPM and third parties and lease six convenience store properties to third parties. GPM will continue to operate its convenience store business and will retain its consignment business and the substantial majority of its dealer business. For this reason, as well as the other factors described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Impacting the Comparability of Our Financial Results,” our future results of operations will not be comparable to our predecessor’s historical results of operations.

The following table should be read together with, and is qualified in its entirety by reference to, the historical and pro forma financial statements and the accompanying notes appearing elsewhere in this prospectus. Among other things, the historical and pro forma financial statements include more detailed information regarding the basis of presentation for the information in the following table. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds” and “Business—Our Relationship with GPM Investments, LLC.”

The following table presents a non-GAAP financial measure, Adjusted EBITDA, which we use in our business as an important supplemental measure of our performance and liquidity. Adjusted EBITDA represents net income before net interest expense, income taxes and depreciation and amortization, as further adjusted to exclude certain operating expenses that are reflected in our net income that we do not believe are indicative of our ongoing core operations, such as the gain or loss on disposal of assets. This measure is not calculated or presented in accordance with GAAP. We explain this measure under “—Non-GAAP Financial Measure” below and reconcile it to its most directly comparable financial measures calculated and presented in accordance with GAAP.

	Predecessor Historical					Pro Forma
	Six Months Ended June 30,		Year Ended December 31,			Six Months Ended June 30, 2015	Year Ended December 31, 2014
	2015	2014	2014	2013	2012
	(in thousands, except per gallon amounts)
	(unaudited)					(unaudited)
Statement of Operations Data:
Revenues:
Fuel revenue—retail	$520,402	$641,201	$1,246,467	$969,964	$787,167	$—	$—
Fuel revenue—wholesale	71,454	110,511	207,277	209,378	211,345	662,726	1,762,967
Merchandise revenue	267,961	226,683	464,812	317,352	226,511	—	—
Other revenue, net (1)	12,932	11,613	23,453	15,528	10,509	155	311

Total revenues	872,749	990,008	1,942,009	1,512,222	1,235,532	662,881	1,763,278
Gross profit:
Fuel gross profit—retail	37,136	32,951	80,683	52,775	43,715	—	—
Fuel gross profit—wholesale	2,935	2,199	4,948	4,703	4,985	13,895	28,533
Fuel gross profit—other	410	536	1,010	1,063	1,067	—	—
Merchandise gross profit	77,797	65,814	136,017	88,113	61,315	—	—
Other revenue, net (1)	12,932	11,613	23,453	15,528	10,509	155	311

Total gross profit	131,210	113,113	246,111	162,182	121,591	14,050	28,844

	Predecessor Historical								Pro Forma
	Six Months Ended June 30,		Year Ended December 31,						Six Months Ended June 30, 2015	Year Ended December 31, 2014
	2015	2014	2014		2013		2012
	(in thousands, except per gallon amounts)
	(unaudited)								(unaudited)
Operating expenses:
Store operating expense	105,567	93,210	188,650		129,857		91,007		15	30
Long-term incentive and equity compensation expense	—	—	—		—		—		875	1,750
General and administrative	13,686	12,351	26,005		16,999		13,379		300	600
Depreciation and amortization	9,091	7,873	15,774		9,900		6,246		244	487
Other expenses	2,432	667	1,158		1,634		1,041		—	—

Total operating expenses	130,776	114,101	231,587		158,390		111,673		1,434	2,867
Operating income (loss)	434	(988)	14,524		3,792		9,918		12,616	25,977
Interest expense	3,525	1,993	3,861		2,686		2,004		731	1,373

Net (loss) income before income taxes	$(3,091)	$(2,981)	$10,663		$1,106		$7,914		$11,885	$24,604
Income tax expense	393	—	—		—		—		—	—

Net (loss) income	$(3,484)	$(2,981)	$10,663		$1,106		$7,914		$11,885	$24,604
Other Financial Data:
Unaudited adjusted EBITDA (2)	$11,957	$7,497	$31,615		$15,317		$16,129		$13,735	$28,214
Unaudited Operating Data:
Fuel gallons sold:
Retail	215,957	184,864	380,854		284,997		220,771		—	—
Wholesale	33,611	34,277	68,654		66,121		63,908		311,137	638,996

Total fuel gallons sold	249,568	219,141	449,508		351,118		284,679		311,137	638,996

Fuel gross profit, cents per gallon
Retail	17.2 ¢	17.8 ¢	21.2	¢	18.5	¢	19.8	¢	— ¢	—	¢
Wholesale	8.7	6.4	7.2		7.1		7.8		4.5	4.5
Fuel gross profit cents per gallon	16.1	16.0	19.0		16.4		17.1		4.5	4.5

	Predecessor Historical								Pro Forma
	As of June 30,		As of December 31,						As of June 30, 2015
	2015	2014	2014		2013		2012
			(in thousands)
	(unaudited)								(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$16,506	$13,759	$3,694		$12,964		$5,807		$(1,100)
Property and equipment, net	154,976	109,442	108,849		113,559		57,174		2,762
Intangibles	8,594	4,359	3,793		4,930		1,256		980
Total assets	438,824	267,524	244,520		264,186		137,867		11,742
Current and long-term debt	151,567	73,882	53,159		77,143		27,668		76,249
Accrued expenses and other current liabilities	35,766	17,352	19,737		15,803		9,182		31,221
Total liabilities	373,182	212,001	175,394		205,397		91,807		107,470
Redeemable preferred units	—	45,083	41,209		43,741		41,338		—
Total members’ equity	65,642	10,440	27,917		15,048		4,723		(95,728)

(1)	Other revenue primarily represents revenues derived from providing products and services where GPM acted as an agent and did not take ownership of items sold. Revenue generating activities include primarily lottery net revenues, ATM services, money order services, phone cards and rental income.
(2)	Adjusted EBITDA is defined in “—Non-GAAP Financial Measure” below.

Non-GAAP Financial Measure

We define Adjusted EBITDA as net income before net interest expense, income taxes, long-term incentive and equity compensation expense and depreciation and amortization, as further adjusted to exclude certain operating expenses that are reflected in our net income that we do not believe are indicative of our ongoing core operations, such as the gain or loss on disposal of assets. It also includes certain non-cash items.

We believe Adjusted EBITDA is useful to investors in evaluating our operating performance because:

•	securities analysts and other interested parties use such calculations as a measure of financial performance and debt service capabilities;

•	it facilitates management’s ability to measure the operating performance of our business on a consistent basis by excluding the impact of items not directly resulting from our core operations; and

•	it is used by our management for internal planning purposes, including aspects of our consolidated operating budget and capital expenditures.

Adjusted EBITDA is not calculated or presented in accordance with GAAP and does not purport to be an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations include:

•	it does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, working capital;

•

it does not reflect significant interest expense, or the cash requirements necessary to service interest or principal payments on our new revolving credit facility and our new term loan facility (together, the “credit facilities”);

•	it does not reflect payments made or future requirements for income taxes;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect cash requirements for such replacements; and

•	because not all companies use identical calculations, our presentation of Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

The following table presents a reconciliation of net income to Adjusted EBITDA:

	Predecessor Historical					Pro Forma
	Six Months Ended June 30,		Year Ended December 31,			Six Months Ended June 30, 2015	Year Ended December 31, 2014
	2015	2014	2014	2013	2012
	(in thousands)
	(unaudited)					(unaudited)
Net (loss) income	$(3,484)	$(2,981)	$10,663	$1,106	$7,914	$11,885	$24,604
Interest expense	3,525	1,993	3,861	2,686	2,004	731	1,373
Tax expense	393	—	—	—	—	—	—
Depreciation and amortization	9,091	7,873	15,774	9,900	6,246	244	487

EBITDA	9,525	6,885	30,298	13,692	16,164	12,860	26,464
Add:
Long-term incentive and equity compensation expense	—	—	—	—	—	875	1,750
Transaction costs	2,418	531	1,091	1,489	227	—	—
Asset impairment	—	—	982	51	231	—	—
Loss (gain) on disposal of assets	14	81	753	85	(493)	—	—
Less:
Termination of contingent liabilities	—	—	(1,509)	—	—	—	—

Adjusted EBITDA	$11,957	$7,497	$31,615	$15,317	$16,129	$13,735	$28,214

The following table presents a reconciliation of net cash provided by operating activities to Adjusted EBITDA:

	Predecessor Historical
	Six Months Ended June 30,		Year Ended December 31,
	2015	2014	2014	2013	2012
	(in thousands)
	(unaudited)
Net cash provided by operating activities	$22,927	$8,320	$26,067	$6,231	$13,647
Changes in operating assets and liabilities	(17,384)	(1,700)	1,925	3,945	3,972
Non-cash adjustments	64	(1,728)	(1,555)	830	(3,459)
Tax expense	393	—	—	—	—
Interest expense	3,525	1,993	3,861	2,686	2,004

EBITDA	9,525	6,885	30,298	13,692	16,164

	Predecessor Historical
	Six Months Ended June 30,		Year Ended December 31,
	2015	2014	2014	2013	2012
	(in thousands)
	(unaudited)
Add:
Long-term incentive and equity compensation expense	—	—	—	—	—
Transaction costs	2,418	531	1,091	1,489	227
Asset impairment	—	—	982	51	231
Loss (gain) on disposal of assets	14	81	753	85	(493)
Less:
Termination of contingent liabilities	—	—	(1,509)	—	—

Adjusted EBITDA	$11,957	$7,497	$31,615	$15,317	$16,129

RISK FACTORS

Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.

If any of the following risks were to occur, our business, financial condition, results of operations and cash available for distribution could be materially adversely affected. In that case, we might not be able to make distributions on our common units, the trading price of our common units could decline, and you could lose all or part of your investment in us.

Risks Inherent in Our Business

GPM is our largest customer, and we are dependent on GPM for a substantial majority of our revenues. Therefore, we are indirectly subject to the business risks of GPM. If GPM changes its business strategy, is unable to satisfy its obligations under the GPM Distribution Contracts, or significantly reduces the volume of motor fuel it purchases under such contracts, our revenues will decline and our financial condition, results of operations, cash flows and ability to make distributions to our unitholders will be adversely affected.

For the twelve months ended June 30, 2015, on a pro forma basis, GPM accounted for approximately 99.1% of our revenues, 99.7% of our gross profit and 99.0% of our fuel gallons sold. As we expect to continue to derive the substantial majority of our revenues from GPM for the foreseeable future, we are subject to the risk of nonpayment or nonperformance by GPM under the GPM Distribution Contracts. Furthermore, the GPM Distribution Contracts do not impose any minimum volume obligations on GPM. Please read “Certain Relationships and Related Transactions—Agreements with Affiliates in Connection with the Transactions—GPM Distribution Contracts.” If GPM changes its business strategy or significantly reduces the volume of motor fuel it purchases for its convenience stores, for independent and lessee dealers or for consignment locations, our cash flows will be adversely impacted. Any event, whether in our areas of operation or otherwise, that materially and adversely affects GPM’s financial condition, results of operations or cash flows may adversely affect our ability to sustain or increase cash distributions to our unitholders. Accordingly, we are indirectly subject to the operational and business risks of GPM, some of which are related to the following:

•	competitive pressures from convenience stores, gasoline stations, and non-traditional fuel retailers such as supermarkets, club stores and mass merchants located in GPM’s markets;

•	volatility in prices for motor fuel, which could adversely impact consumer demand for motor fuel;

•	increasing consumer preferences for alternative motor fuels;

•	improvements in fuel efficiency;

•	seasonal trends associated with fuel sales in the convenience store industry, which significantly impact GPM’s fuel revenue;

•	the impact of severe or unfavorable weather conditions on GPM’s facilities, or on consumer behavior, travel and convenience store traffic patterns; and

•	GPM’s ability to acquire and successfully integrate new convenience stores.

Finally, we have no control over GPM, our largest source of revenue and our primary customer. GPM may elect to pursue a business strategy or make decisions that do not favor us and our business. For example, under the GPM Distribution Contract, GPM has agreed to reimburse us for certain state tax payments we make. Such provisions with respect to reimbursements of payments of taxes due to gallons distributed in Delaware may be unenforceable under Delaware law and therefore our remedies may be limited. Please read “—Risks Inherent in an Investment in Us—GPM owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including GPM, have conflicts of interest with us and limited fiduciary duties and they may favor their own interests to the detriment of us and our unitholders.”

We may not have sufficient cash from operations following the establishment of cash reserves and payment of costs and expenses, including cost reimbursements to our general partner, to enable us to pay the minimum quarterly distribution to our unitholders. Furthermore, we do not have a legal obligation to pay quarterly distributions at our minimum quarterly distribution rate or at any other rate.

We may not have sufficient cash each quarter to pay the full amount of our minimum quarterly distribution of $         per unit, or $         per unit per year, which will require us to have cash available for distribution of approximately $         million per quarter, or $         million per year, based on (i) the number of common and subordinated units to be outstanding after the completion of this offering and (ii)          phantom units that we expect will be granted in connection with this offering. Please read “Executive Compensation—Compensation Discussion and Analysis—Long-Term Incentive Plan.” The amount of cash we can distribute on our common and subordinated units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on a number of factors, some of which are beyond our control, including, among other things:

•	demand for motor fuel in the markets we serve, including seasonal fluctuations in demand for motor fuel;

•	competition from other companies that sell motor fuel products in our market areas;

•	regulatory action affecting the supply of or demand for motor fuel, our operations, our existing contracts or our operating costs;

•	prevailing economic conditions; and

•	volatility of prices for motor fuel.

In addition, the actual amount of cash we will have available for distribution will depend on other factors including:

•	the level and timing of capital expenditures we make;

•	the cost of acquisitions, if any;

•	our debt service requirements and other liabilities;

•	fluctuations in our working capital needs;

•	reimbursements made to our general partner and its affiliates for all direct and indirect expenses they incur on our behalf pursuant to the partnership agreement;

•	our ability to borrow funds and access capital markets;

•	restrictions contained in debt agreements to which we are a party; and

•	the amount of cash reserves established by our general partner.

You should be aware that we do not have a legal obligation to pay quarterly distributions at our minimum quarterly distribution rate or at any other rate. There is no guarantee that we will make quarterly cash distributions to our unitholders in any quarter. For a description of additional restrictions and factors that may affect our ability to pay cash distributions, please read “Cash Distribution Policy and Restrictions on Distributions.”

The assumptions underlying our forecast of cash available for distribution included in “Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause cash available for distribution to differ materially from our estimates.

The forecast of cash available for distribution set forth in “Cash Distribution Policy and Restrictions on Distributions” includes our forecast of our results of operations and cash available for distribution for the twelve months ending December 31, 2016. Our ability to pay the full minimum quarterly distribution in the forecast period is based on a number of assumptions that may not come to fruition, including, but not limited to, the volume of motor fuel that we will sell pursuant to the GPM Distribution Contracts and to sub-wholesalers and bulk purchasers, and the margins that we will receive on volumes sold to sub-wholesalers and bulk purchasers, as well as the amount of rental income that we will receive for convenience store properties that we own and lease to third parties.

Our forecast of cash available for distribution has been prepared by management, and no independent registered public accountants have provided an opinion or report on such forecast. The assumptions underlying our forecast of cash available for distribution are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause cash available for distribution to differ materially from that which is forecasted. If we do not achieve our forecasted results, we may not be able to pay the minimum quarterly distribution or any amount on our common units or subordinated units, in which event the market price of our common units may decline materially. Please read “Cash Distribution Policy and Restrictions on Distributions.”

The growth of our wholesale business depends in part on GPM’s ability to acquire and profitably operate new convenience stores. If GPM does not acquire additional convenience stores, our growth strategy and ability to increase cash distributions to our unitholders may be adversely affected. Furthermore, GPM is not obligated to sell us wholesale distribution contracts associated with acquired convenience stores.

A significant part of our growth strategy is to increase our wholesale motor fuel distribution volumes and rental income relating to newly acquired convenience stores. GPM may not be able to acquire new convenience stores, and any new convenience stores that GPM acquires may be unprofitable or fail to attract expected volumes of fuel sales. Several factors that could affect GPM’s ability to acquire and profitably operate new convenience stores include:

•	competition in targeted market areas;

•	difficulties in adapting distribution and other operational and management systems to an expanded network of convenience stores;

•	the potential inability to obtain adequate financing to fund its expansion; and

•	difficulties in obtaining governmental and other third-party consents, permits and licenses needed to acquire and operate additional convenience stores.

There is no guarantee GPM will acquire additional convenience stores. If GPM were to determine in the future that growth via the acquisition of additional convenience stores is not attractive, or if we are unable to reach terms with GPM regarding the purchase of the right to distribute fuel to acquired convenience stores, it could adversely impact our ability to grow our motor fuel volumes and rental income and our ability to make distributions to our unitholders could be adversely affected.

The substantial majority of our revenues are generated under contracts that must be renegotiated or replaced. If we are unable to successfully renegotiate or replace these contracts, then our results of operations and financial condition could be adversely affected.

For the twelve months ended June 30, 2015, on a pro forma basis, GPM accounted for approximately 99.1% of our revenues, 99.7% of our gross profit and 99.0% of our fuel gallons sold. The GPM Distribution Contracts have a term of 10 years from the consummation of this offering with respect to sales of motor fuel to GPM who in turn will sell motor fuel to retail customers at its existing convenience stores and to independent and lessee dealers and at consignment locations. However, GPM is under no obligation to renew these volumes under the GPM Distribution Contracts on similar terms or at all, and GPM’s failure to renew the GPM Distribution Contracts would have a material adverse effect on our business, liquidity and results of operations. In addition, GPM’s obligation under the omnibus agreement to purchase from us any motor fuel it sells in the future for its own account will expire after 10 years from the date of consummation of this offering.

Also, we expect to receive rental income from six convenience store properties that we own and lease to third parties. Our lessees have no obligation to renew their contracts. Our third-party rental contracts typically have an initial term of 10 years, and, as of December 31, 2014, had an average remaining life of five years.

We may be unable to renegotiate or replace our sub-wholesaler or bulk purchaser contracts or leases when they expire, and the terms of any renegotiated contracts may not be as favorable as the terms of the contracts they replace. Whether these contracts are successfully renegotiated or replaced is frequently subject to factors beyond our control. Such factors include fluctuations in motor fuel prices, counterparty ability to pay for or accept the contracted volumes and a competitive marketplace for the services offered by us. If we cannot successfully renegotiate or replace our sub-wholesaler or bulk purchaser contracts or must renegotiate or replace them on less favorable terms, revenues from these arrangements could decline and our ability to make distributions to our unitholders could be adversely affected.

Our financial condition and results of operations are influenced by changes in the prices of motor fuel, which may adversely impact our volumes, our customers’ financial condition and the availability of trade credit.

Our operating results are influenced by prices for motor fuel, pricing volatility and the market for such products. Crude oil and domestic wholesale motor fuel markets are volatile. General political conditions, acts of war or terrorism and instability in oil producing regions, particularly in the Middle East, Russia, Africa and South America, could significantly impact crude oil supplies and wholesale fuel costs. Significant increases and volatility in wholesale fuel costs could result in significant increases in the retail price of motor fuel products and in lower sales to sub-wholesalers and bulk purchasers. When prices for motor fuel rise, some of our customers may have insufficient credit to purchase motor fuel from us at their historical volumes. In addition, significant and persistent increases in the retail price of motor fuel could diminish consumer demand, which could subsequently diminish the volume of motor fuel we distribute. Furthermore, higher prices for motor fuel may reduce our access to trade credit support or cause it to become more expensive.

A significant decrease in demand for motor fuel in the areas we serve would reduce our ability to make distributions to our unitholders.

A significant decrease in demand for motor fuel in the areas that we serve could significantly reduce our revenues and, therefore, reduce our ability to make or increase distributions to our unitholders. Our revenues are dependent on various trends, such as travel and tourism in our areas of operation, and these trends can change. Furthermore, seasonal fluctuations or regulatory action, including government imposed fuel efficiency standards, may affect demand for motor fuel. Because certain of our operating costs and expenses are fixed and do not vary with the volumes of motor fuel we distribute, our costs and expenses might not decrease ratably or at all should we experience a reduction in our volumes distributed. As a result, we may experience declines in our profit margin if our fuel distribution volumes decrease.

We currently depend on three principal suppliers for the majority of our gross purchases. A failure by a principal supplier to renew our supply agreement, a disruption in supply or an unexpected change in our supplier relationships could have a material adverse effect on our business.

For fiscal 2014, Valero Marketing supplied approximately 50%, BP Products North America Inc. (“BP North America”) supplied approximately 20% and ExxonMobil supplied approximately 14% of our gross purchases, respectively. Our supply agreement with Valero Marketing expires in December 2021, our supply agreement with BP North America expires in December 2019 and our supply agreement with ExxonMobil expires on September 30, 2015. If any of Valero Marketing, BP North America or ExxonMobil elects not to renew its contracts with us, we may be unable to replace the volume of motor fuel we currently purchase from it on similar terms or at all. We rely upon our suppliers to timely provide the volumes and types of motor fuels for which they contract with us. We purchase motor fuels from a variety of suppliers under term contracts. In times of extreme market demand or supply disruption, we may be unable to acquire enough fuel to satisfy the fuel demand of our customers. Any disruption in supply or a significant change in our relationship with our principal fuel suppliers could have a material adverse effect on our business, results of operations and cash available for distribution to our unitholders.

Increasing consumer preferences for alternative motor fuels, or improvements in fuel efficiency, could adversely impact our business.

Any technological advancements, regulatory changes or changes in consumer preferences causing a significant shift toward alternative motor fuels, or non-fuel dependent means of transportation, could reduce demand for conventional petroleum-based motor fuels. Additionally, a shift toward electric, hydrogen, natural gas or other alternative or non-fuel-powered vehicles could fundamentally change consumers’ spending habits or lead to new forms of fueling destinations or new competitive pressures. Finally, new technologies have been developed and governmental mandates have been implemented to improve fuel efficiency. Any of these outcomes could result in decreased consumer demand for petroleum-based motor fuel, which could have a material adverse effect on our business, financial condition, results of operations and cash available for distribution to our unitholders.

The wholesale motor fuel distribution industry is characterized by intense competition and fragmentation and our failure to effectively compete could result in a material adverse effect on our business, results of operations and cash available for distribution to our unitholders.

The market for distribution of wholesale motor fuel is highly competitive and fragmented, which results in narrow margins. While major integrated oil companies have generally divested retail sites and the corresponding wholesale distribution to such sites, such major oil companies could shift from this strategy and decide to distribute their own products in direct competition with us, or large customers could attempt to buy directly from the major oil companies. The occurrence of any of these events could have a material adverse effect on our business, results of operations and cash available for distribution to our unitholders.

The motor fuel business is subject to seasonal trends, which may affect our earnings and ability to make distributions.

Our customers typically experience more demand for motor fuel during the late spring and summer months than during the fall and winter. Travel, recreational activities and construction have historically increased in these months in the geographic areas in which we operate, increasing the demand for motor fuel. Therefore, the volume of motor fuel that we distribute is typically somewhat higher in the second and third quarters of our fiscal year. As a result, our results from operations may vary from period to period, affecting our earnings and ability to make cash distributions.

Severe weather could adversely affect our business by damaging our, our suppliers or our customers’ facilities or communications networks.

Severe weather could damage our facilities or communications networks, or those of our suppliers or our customers, as well as interfere with our ability to distribute motor fuel to our customers, our customers’ ability to operate their locations and the demand for motor fuel at our customers’ locations. If warmer temperatures, or other climate changes, lead to changes in extreme weather events, including increased frequency, duration or severity, these weather-related risks could become more pronounced. Any weather-related catastrophe or disruption could have a material adverse effect on our business and results of operations, potentially causing losses beyond the limits of the insurance we currently carry.

Negative events or developments associated with our branded suppliers could have an adverse impact on our revenues.

We believe that the success of our operations is dependent, in part, on the continuing favorable reputation, market value and name recognition associated with the motor fuel brands sold both at GPM-controlled convenience stores and to independent and lessee dealers. An event which adversely affects the value of those brands could have an adverse impact on the volumes of motor fuel we distribute, which in turn could have a material adverse effect on our financial condition and ability to make distributions to our unitholders.

If we cannot otherwise agree with GPM on fuel supply terms for volumes we sell to GPM in the future, then we will be required to supply volumes at a price equal to our fuel cost plus the alternate fuel sales rate, which will be substantially less than the fixed fee of 4.5 cents per gallon we will receive for motor fuel sold pursuant to the GPM Distribution Contracts. Furthermore, if certain of our operating costs increase, we may not realize our anticipated profit margin with regard to motor fuel distributed to GPM at the alternate fuel sales rate.

Our omnibus agreement will provide that if we cannot agree with GPM on the terms for purchasing the right to distribute fuel to GPM for GPM’s newly acquired sites not subject to the GPM Distribution Contracts, we will be required to distribute motor fuel to GPM’s newly acquired convenience stores, independent or lessee dealers or consignment locations at a price equal to our fuel cost plus the alternate fuel sales rate, which will be substantially less than the fixed fee of 4.5 cents per gallon we will receive for motor fuel sold pursuant to the GPM Distribution Contracts. The alternate fuel sales rate is a per gallon fee we will receive equal to our prior year per-gallon motor fuel distribution costs, excluding the cost of the motor fuel, plus 30% of such costs. Our motor fuel distribution costs include direct distribution expenses as well as general and administrative expenses, maintenance capital expenditures, applicable taxes and other miscellaneous costs. Under the omnibus agreement, the alternate fuel sales rate will reset annually, but the fixed fee included in the rate for a given year will be based on our motor fuel distribution costs for the immediately preceding year. For a discussion of the alternate fuel sales rate, please read “Certain Relationships and Related Transactions—Agreements with Affiliates in Connection with the Transactions—Omnibus Agreement.”

Accordingly, even though the alternate fuel sales rate will reset annually, we may not realize our anticipated profit margin on motor fuel distributed to GPM at the alternate fuel sales rate. If our operating costs significantly increase in a given year as compared to immediately preceding year operating costs, the profit margin we receive for fuel distributed at the alternate fuel sales rate will be reduced, which will negatively impact our results of operations and cash available for distribution to our unitholders.

If we do not make acquisitions on economically acceptable terms, our future growth may be limited.

Our ability to grow depends substantially on our ability to make acquisitions that result in an increase in cash available for distribution per unit. We intend to expand our dealer distribution network through acquisitions from GPM and third parties, and we anticipate that we may jointly pursue mutually beneficial acquisition opportunities with GPM. However, we may be unable to take advantage of accretive opportunities for any of the following reasons:

•	we are unable to identify attractive acquisition opportunities or negotiate acceptable terms for acquisitions from third parties or GPM;

•	we are unable to reach an agreement with GPM regarding the terms of jointly pursued acquisitions;

•	we are unable to raise financing for such acquisitions on economically acceptable terms; or

•	we are outbid by competitors.

If we are unable to make acquisitions from GPM or third parties, our future growth and ability to increase distributions to our unitholders will be limited. In addition, if we complete any future acquisitions, our capitalization and results of operations may change significantly. We may complete acquisitions which at the time of completion we believe will be accretive, but which ultimately may not be accretive. If any of these events were to occur, our future growth would be limited.

Any acquisitions we complete are subject to substantial risks that could reduce our ability to make distributions to unitholders.

Even if we do make acquisitions that we believe will increase cash available for distribution per unit, these acquisitions may nevertheless result in a decrease in cash available for distribution per unit. Any acquisition involves potential risks, including, among other things:

•	we may not be able to obtain the cost savings and financial improvements we anticipate or acquired assets may not perform as we expect;

•	we may not be able to successfully integrate the businesses we acquire;

•	we may not be able to retain customers or key employees from the acquired businesses;

•

we may fail or be unable to discover some of the liabilities of businesses that we acquire, including environmental liabilities or liabilities resulting from a prior owner’s noncompliance with applicable federal, state or local laws;

•	acquisitions may divert the attention of our senior management from focusing on our core business;

•	we may experience a decrease in our liquidity by using a significant portion of our cash available for distribution or borrowing capacity to finance acquisitions; and

•	we face the risk that our existing financial controls, information systems, management resources and human resources will need to grow to support future growth.

We depend on third-party transportation providers for the transportation of all of our motor fuel. Thus, a change of providers or a significant change in our relationship with these providers could have a material adverse effect on our business.

All of the motor fuel we distribute is transported from terminals to gas stations by third-party carriers. A change in transportation provider, a disruption in service or a significant change in our relationship with these transportation carriers could have a material adverse effect on our business, results of operations and cash available for distribution to our unitholders.

The distribution and storage of motor fuels is subject to environmental protection and operational safety laws and regulations that may expose us and GPM or our other customers to significant costs and liabilities, which could have a material adverse effect on our business.

Our business involves the purchase of motor fuels for wholesale distribution to customers, including GPM and third-party sub-wholesalers and bulk purchasers. GPM’s share of the motor fuels is distributed to GPM-controlled convenience stores, independent and lessee dealers and consignment locations, whereas the third-party sub-wholesalers’ share is generally distributed to service stations and convenience stores and the bulk purchasers’ share is generally retained for their own use. We do not physically transport any of the motor fuels. Rather, third-party transporters distribute the motor fuels.

The transportation of motor fuels by third-party transporters as well as the associated storage of such fuels at locations including service stations and convenience stores are subject to various federal, state and local environmental laws and regulations, including those relating to ownership and operation of underground storage tanks, the release or discharge of regulated materials into the air, water and soil, the generation, storage, handling, use, transportation and disposal of hazardous materials, the exposure of persons to regulated materials, and the health and safety of employees dedicated to these transportation and storage activities. These laws and regulations may impose numerous obligations that are applicable to motor fuels transportation and storage activities, including acquisition of permits, licenses, or other approvals before conducting regulated activities; restrictions on the quality of the motor fuels that may be sold; restrictions on the types, quantities and concentration of materials that can be released into the environment; requiring capital expenditures to comply with pollution control requirements; and imposition of substantial liabilities for pollution resulting from these activities. Numerous governmental authorities, such as the U.S. Environmental Protection Agency (the “EPA”), and analogous state agencies, have the power to enforce compliance with these laws and regulations and the permits, licenses and approvals issued under them, which can often require difficult and costly actions. Failure to comply with these existing laws and regulations or any newly adopted laws or regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties or other sanctions, the imposition of investigative or remedial obligations and the issuance of orders enjoining future operations or imposing additional compliance requirements on such operations. Moreover, the trend in environmental regulation is for more restrictions and limitations on activities that may adversely affect the environment, the occurrence of which may result in increased costs of compliance.

Where releases of motor fuels or other substances or wastes have occurred, federal and state laws and regulations require that contamination caused by such releases be assessed and remediated to meet applicable standards. Certain environmental laws impose strict, joint and several liability for costs required to clean up and restore sites where motor fuels or other waste products have been disposed or otherwise released. The costs associated with the investigation and remediation of contamination, as well as any associated third-party claims, could be substantial, and could have a material adverse effect on us, GPM or our other customers who transport motor fuels or own or operate convenience stores or other facilities where motor fuels are stored. Moreover, as the owner of six convenience stores leased by third parties, we could also be held liable for the costs and other liabilities of clean-up and restoration of contamination as well as possible third-party claims at those locations, which could have a material adverse effect on us. Moreover, as GPM is our largest customer, we are indirectly subject to the business risks of GPM. In addition, while we have no plans to transport or store the motor fuels, if we were ever to conduct activities that resulted in our being legally characterized as a transporter or storer of motor fuels, or if we were ever held under applicable law to have negligently entrusted these transporter or any storage duties to a third party, then we, too, could be subject to some or all of these costs and liabilities, which could have a material adverse effect on our business and results of operations.

We are subject to federal, state and local laws and regulations that govern the product quality specifications of the refined petroleum products we purchase, store, transport and sell to our distribution customers.

Various federal, state and local government agencies have the authority to prescribe specific product quality specifications for certain commodities, including commodities that we distribute. Changes in product quality specifications, such as reduced sulfur content in refined petroleum products, or other more stringent requirements for fuels, could reduce our ability to procure product, require us to incur additional handling costs and require the expenditure of capital. If we are unable to procure product or recover these costs through increased sales, we may not be able to meet our financial obligations. Failure to comply with these regulations could result in substantial penalties.

We are not fully insured against all risks incident to our business.

We are not fully insured against all risks incident to our business. We may be unable to obtain or maintain insurance with the coverage that we desire at reasonable rates. As a result of market conditions, the premiums and deductibles for certain of our insurance policies have increased and could continue to do so. Certain insurance coverage could become unavailable or available only for reduced amounts of coverage. For example, if we were to become subject to various litigation claims in the future, including dealer litigation and industry-wide or class-action claims, our defense costs and any resulting awards or settlement amounts may not be fully covered by our insurance policies. If we were to incur a significant liability for which we were not fully insured, it could have a material adverse effect on our financial condition and ability to make distributions to our unitholders.

We rely on our suppliers to provide trade credit terms to adequately fund our ongoing operations.

Our business is impacted by the availability of trade credit to fund fuel purchases. An actual or perceived downgrade in our liquidity or operations (including any credit rating downgrade by a rating agency) could cause our suppliers to seek credit support in the form of additional collateral, limit the extension of trade credit, or otherwise materially modify their payment terms. Any material changes in our payments terms or availability of trade credit provided by our principal suppliers could impact our liquidity, results of operations and cash available for distribution to our unitholders.

Because we depend on our senior management’s experience and knowledge of our industry, we could be adversely affected were we to lose key members of our senior management team.

We are dependent on the expertise and continued efforts of our senior management team. If, for any reason, our senior executives do not continue to be active in our management, our business, financial condition or results of operations could be adversely affected. In addition, we do not maintain key man life insurance on our senior executives and other key employees.

Terrorist attacks and threatened or actual war may adversely affect our business.

Our business is affected by general economic conditions and fluctuations in consumer confidence and spending, which can decline as a result of numerous factors outside of our control. Terrorist attacks or threats, whether within the United States or abroad, rumors or threats of war, actual conflicts involving the United States or its allies, or military or trade disruptions impacting our suppliers or our customers may adversely impact our operations. Specifically, strategic targets such as energy related assets (which could include refineries that produce the motor fuel we purchase or ports in which crude oil is delivered) may be at greater risk of future terrorist attacks than other targets in the United States. These occurrences could have an adverse impact on energy prices, including prices for motor fuels, and an adverse impact on our operations. Any or a combination of these occurrences could have a material adverse effect on our business, results of operations and cash available for distribution to our unitholders.

A cyber incident could result in information theft, data corruption, operational disruption and/or financial loss.

Our business has become increasingly dependent on digital technologies to conduct day-to-day operations. Our business associates, including customers and suppliers, are also dependent on digital technology. As dependence on digital technologies has increased, cyber incidents, including deliberate attacks or unintentional events, have also increased. Our technologies, systems, networks, and those of our business associates, may become the target of cyber attacks or information security breaches, which could lead to disruptions in critical systems, unauthorized release of confidential or protected information, corruption of data or other disruptions of our business operations. These events could damage our reputation and lead to financial losses from remedial actions, loss of business or potential liability, which could have a material adverse effect on our financial condition, results of operations or cash flows.

Our future debt levels may impair our financial condition.

After giving effect to this offering and the related transactions, we had approximately $             of debt outstanding on a pro forma basis as of June 30, 2015. Following the completion of this offering, we will have the ability to incur additional debt, including under a new revolving credit facility that we will enter into in connection with this offering. The level of our future indebtedness could have important consequences to us, including:

•	making it more difficult for us to satisfy our obligations with respect to our credit agreement governing our new credit facilities;

•	limiting our ability to borrow additional amounts to fund working capital, capital expenditures, acquisitions, debt service requirements, the execution of our growth strategy and other activities;

•

requiring us to dedicate a substantial portion of our cash flow from operations to pay interest on our debt, which would reduce our cash flow available to fund working capital, capital expenditures, acquisitions, execution of our growth strategy and other activities;

•

making us more vulnerable to adverse changes in general economic conditions, our industry and government regulations and in our business by limiting our flexibility in planning for, and making it more difficult for us to react quickly to, changing conditions; and

•	placing us at a competitive disadvantage compared with our competitors that have less debt.

In addition, we may not be able to generate sufficient cash flow from our operations to repay our indebtedness when it becomes due and to meet our other cash needs. Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. In addition, our ability to service our debt will depend on market interest rates, since we anticipate that the interest rates applicable to our borrowings will fluctuate. If we are not able to pay our debts as they become due, we will be required to pursue one or more alternative strategies, such as selling assets, refinancing or restructuring our indebtedness or selling additional debt or equity securities. We may not be able to refinance our debt or sell additional debt or equity securities or our assets on favorable terms, if at all, and if we must sell our assets, it may negatively affect our ability to generate revenues.

Our new credit facilities will have substantial restrictions and financial covenants that may restrict our business and financing activities and our ability to pay distributions to our unitholders.

We will be dependent upon the earnings and cash flow generated by our operations in order to meet our debt service obligations and to allow us to make cash distributions to our unitholders.

The operating and financial restrictions and covenants in our new credit facilities and any future financing agreements may restrict our ability to finance future operations or capital needs, to engage in or expand our business activities or to pay distributions to our unitholders. For example, our new credit facilities is expected to restrict our ability to, among other things:

•	incur additional debt or issue guarantees;

•	incur or permit liens to exist on certain property;

•	make certain investments, acquisitions or other restricted payments;

•	modify or terminate certain material contracts; and

•	merge or dispose of all or substantially all of our assets.

In addition, the credit agreement governing our new credit facilities will contain covenants requiring us to maintain certain financial ratios. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Our Anticipated New Credit Facilities” for additional information about our new credit facilities.

Our future ability to comply with these restrictions and covenants is uncertain and will be affected by the levels of cash flow from our operations and other events or circumstances beyond our control. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we violate any provisions of our new credit facilities that are not cured or waived within the appropriate time periods provided in the new credit facilities, a significant portion of our indebtedness may become immediately due and payable, our ability to make distributions to our unitholders will be inhibited and our lenders’ commitment to make further loans to us may terminate. We might not have, or be able to obtain, sufficient funds to make these accelerated payments.

If we were unable to repay the accelerated amounts, our lenders could proceed against the collateral granted to them to secure such debt. If the payment of our debt is accelerated, our assets may be insufficient to repay such debt in full, which could result in our insolvency. In the event of our insolvency, the holders of our units could experience a partial or total loss of their investment.

The enactment of derivatives legislation, and the promulgation of regulations pursuant thereto, could have an adverse effect on our ability to use derivative instruments to reduce the effect of commodity-price, interest-rate, and other risks associated with our business.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), enacted in 2010, establishes federal oversight and regulation of the over-the-counter derivatives market and entities, such as us, that participate in that market. The Dodd-Frank Act requires the Commodities Futures Trading Commission (the “CFTC”), and the SEC to promulgate rules and regulations implementing the Dodd-Frank Act. Although the CFTC has finalized certain regulations, others remain to be finalized or implemented, and it is not possible at this time to predict when this will be accomplished.

The Dodd-Frank Act authorized the CFTC to establish rules and regulations setting position limits for certain futures contracts in designated physical commodities and for options and swaps that are their economic equivalents. The CFTC’s initial position-limits rules were vacated by the U.S. District Court for the District of Columbia in September 2012. However, in November 2013, the CFTC proposed new rules that would place limits on positions in certain core futures and equivalent swaps contracts for or linked to certain physical commodities, subject to exceptions for certain bona fide hedging transactions. It is not possible at this time to predict when the CFTC will finalize these regulations; therefore, the impact of those provisions on us is uncertain at this time.

The CFTC has designated certain interest-rate swaps and credit-default swaps for mandatory clearing and exchange trading. The CFTC has not yet proposed rules designating any other classes of swaps, including physical commodity swaps, for mandatory clearing. Although we believe that we qualify for the end-user exception from the mandatory clearing and trade execution requirements for swaps entered to manage its commercial risks, the application of the mandatory clearing and trade execution requirements to other market participants, such as swap dealers, may change the cost and availability of the swaps that we use for hedging. In addition, the Dodd-Frank Act requires that regulators establish margin rules for uncleared swaps. Rules that require end-users to post initial or variation margin could impact liquidity and reduce our cash available for capital expenditures, therefore reducing our ability to enter into derivatives to reduce risk and protect cash flows. The proposed margin rules are not yet final, and therefore, the impact of those provisions to us is uncertain at this time.

The Dodd-Frank Act and regulations may also result in counterparties to our derivative instruments to spin off some of our derivatives activities to separate entities, which may not be as creditworthy as the current counterparties. In addition, the Dodd-Frank Act was intended, in part, to reduce the volatility of oil and gas prices. Our revenues could be adversely affected if a consequence of the Dodd-Frank Act and implementing regulations is to lower commodity prices.

The Dodd-Frank Act and regulations could significantly increase the cost of derivative contracts (including through requirements to post collateral, which could adversely affect our available liquidity), materially alter the terms of derivative contracts, reduce the availability of derivatives to protect against risks we encounter, reduce our ability to monetize or restructure our existing derivative contracts, and increase our exposure to less-creditworthy counterparties. If we reduce our use of derivatives as a result of the Dodd-Frank Act and regulations, our results of operations may become more volatile and our cash flows may be less predictable, which could adversely affect our ability to plan for and fund capital expenditures.

In addition, the European Union and other non-U.S. jurisdictions are implementing regulations with respect to the derivatives market. To the extent we transact with counterparties in foreign jurisdictions, we may become subject to such regulations. At this time, the impact of such regulations is not clear.

Any of these consequences could have a material adverse effect on our financial condition and our ability to make cash distributions to our unitholders.

Changes in accounting standards, policies, estimates or procedures may impact our reported financial condition or results of operations.

The accounting standard setters, including the Financial Accounting Standards Board, the SEC and other regulatory bodies, periodically change the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can be difficult to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements. In addition, the preparation of consolidated financial statements in conformity with GAAP requires management to make significant estimates that affect the financial statements. Due to the inherent nature of these estimates, no assurance can be given that we will not be required to recognize significant, unexpected losses due to actual results varying materially from management’s estimates. Additional information regarding our critical accounting policies can be found in the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies.”

Risks Inherent in an Investment in Us

GPM owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including GPM, have conflicts of interest with us and limited fiduciary duties to us and they may favor their own interests to the detriment of us and our unitholders.

Following this offering, GPM will own a     % limited partner interest in us and will own and control our general partner and will appoint all of the officers and directors of our general partner. All of the officers and certain of the directors of our general partner are also officers and/or directors of GPM. Although our general partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders, the executive officers and directors of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to GPM. Therefore, conflicts of interest may arise between GPM and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts of interest, our general partner may favor its own interests and the interests of its affiliates over the interests of our common unitholders. These conflicts include the following situations, among others:

•

Neither our partnership agreement nor any other agreement requires GPM to pursue a business strategy that favors us. The affiliates of our general partner have fiduciary duties to make decisions in their own best interests and in the best interest of their owners, which may be contrary to our interests. In addition, our general partner is allowed to take into account the interests of parties other than us or our unitholders, such as GPM, in resolving conflicts of interest, which has the effect of limiting its fiduciary duty to our unitholders.

•

All of the officers and certain of the directors of our general partner are also officers and/or directors of GPM and will owe fiduciary duties to GPM. Certain officers of our general partner will also devote significant time to the business of GPM and will be compensated by GPM accordingly.

•	Other than as provided in the omnibus agreement, GPM is not limited in its ability to compete with us and may offer business opportunities or sell assets to parties other than us.

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The limited partner interests that GPM will initially own will permit it to effectively control any vote of our limited partners. GPM will be entitled to vote its units in accordance with its own interests, which may be contrary to the interests of our other unitholders.

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Our partnership agreement limits the liability of, and reduces the fiduciary duties owed by, our general partner and also restricts the remedies available to unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty. As a result of purchasing common units, unitholders consent to some actions and conflicts of interest that might otherwise constitute a breach of fiduciary or other duties under applicable state law. These provisions of our partnership agreement do not waive or diminish unitholders’ rights under federal securities laws.

•	Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

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Our general partner determines the amount and timing of asset purchases and sales, borrowings, repayment of indebtedness and issuances of additional partnership securities and the level of reserves, each of which can affect the amount of cash that is distributed to our unitholders.

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Our general partner determines the amount and timing of any capital expenditure and whether a capital expenditure is classified as a maintenance capital expenditure or an expansion capital expenditure. Please read “How We Make Distributions to Our Partners—Capital Expenditures.” These determinations can affect the amount of cash that is distributed to our unitholders which, in turn, affects the ability of the subordinated units to convert to common units. Please read “How We Make Distributions to Our Partners—Subordination Period.”

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Our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate the expiration of the subordination period.

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Our partnership agreement permits us to distribute up to $         million as operating surplus, even if it is generated from asset sales, non-working capital borrowings or other sources that would otherwise constitute capital surplus. This cash may be used to fund distributions on our subordinated units or the incentive distribution rights.

•	Our general partner determines which costs incurred by it and its affiliates are reimbursable by us.

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Our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with its affiliates on our behalf. There is no limitation on the amounts our general partner can cause us to pay it or its affiliates.

•	Our general partner intends to limit its liability regarding our contractual and other obligations.

•	Our general partner may exercise its right to call and purchase common units if it and its affiliates own more than 80% of the common units.

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Our general partner will control the enforcement of obligations owed to us by it and its affiliates. In addition, our general partner will decide whether to retain separate counsel or others to perform services for us.

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Our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to our general partner’s incentive distribution rights without the approval of the conflicts committee of the board of directors of our general partner or our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements so that the counterparties to such arrangements have recourse only against our assets, and not against our general partner or its assets. Our general partner may therefore cause us to incur indebtedness or other obligations that are nonrecourse to our general partner. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained more favorable terms without the limitation on liability. In addition, we are obligated to reimburse or indemnify our general partner to the extent that it incurs obligations on our behalf. Any such reimbursement or indemnification payments would reduce the amount of cash otherwise available for distribution to our unitholders.

We expect to distribute a significant portion of our cash available for distribution to our partners, which could limit our ability to grow and make acquisitions.

We plan to distribute a significant portion of our cash available for distribution, which may cause our growth to proceed at a slower pace than that of businesses that reinvest their cash to expand ongoing operations. Our partnership agreement does not quantify how much of our cash available for distribution will, in fact, be distributed. Rather, that determination is left to the discretion of the board of directors of our general partner, after taking into account our current and future cash operating requirements and the long-term viability of the amount of our declared distributions. Nevertheless, we anticipate the board of directors of our general partner will distribute a significant portion of our cash available for distribution which could impact the pace of our growth in the absence of such a decision. See “Cash Distribution Policy and Restrictions on Distributions.”

To the extent we issue additional units, including in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which, in turn, may impact the cash that we have available to distribute to our unitholders.

The board of directors of our general partner may modify or revoke our cash distribution policy at any time at its discretion. Our partnership agreement does not require us to pay any distributions at all.

The board of directors of our general partner has adopted a cash distribution policy pursuant to which we intend to distribute quarterly an amount at least equal to the minimum quarterly distribution of $             per unit on all of our units to the extent we have sufficient cash from our operations after the establishment of reserves and the payment of our expenses. However, the board may change such policy at any time at its discretion, without unitholder approval, and could elect not to pay distributions for one or more quarters. See “Cash Distribution Policy and Restrictions on Distributions.”

In addition, our partnership agreement does not require us to pay any distributions at all. Accordingly, investors are cautioned not to place undue reliance on the permanence of such a policy in making an investment decision. Any modification or revocation of our cash distribution policy could substantially reduce or eliminate the amounts of distributions to our unitholders. The amount of distributions we make, if any, and the decision to make any distribution at all will be determined by the board of directors of our general partner, whose interests may differ from those of our common unitholders. Our general partner has limited duties to our unitholders, which may permit it to favor its own interests to the detriment of our common unitholders.

Our partnership agreement limits the liability and duties of our general partner and restricts the remedies available to us and our common unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement limits the liability and duties of our general partner, while also restricting the remedies available to our common unitholders for actions that, without these limitations, might constitute breaches of fiduciary duty. Delaware partnership law permits such contractual reductions of fiduciary duty. By purchasing common units, common unitholders consent to be bound by the partnership agreement, and pursuant to our partnership agreement, each holder of common units consents to various actions and conflicts of interest contemplated in our partnership agreement that might otherwise constitute a breach of fiduciary or other duties under Delaware law. Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. For example:

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Our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to its capacity as general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, our common unitholders. Decisions made by our general partner in its individual capacity will be made by GPM, as the owner of our general partner, and not by the board of directors of our general partner. Examples of these decisions include:

•	whether to exercise its limited call right;

•	how to exercise its voting rights with respect to any units it may own;

•	whether to exercise its registration rights; and

•	whether or not to consent to any merger or consolidation or amendment to our partnership agreement.

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Our partnership agreement provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as general partner so long as it acted in good faith, meaning it believed that the decisions were not adverse to the interests of our partnership and, with respect to criminal conduct, did not act with the knowledge that its conduct was unlawful.

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Our partnership agreement provides that our general partner and the officers and directors of our general partner will not be liable for monetary damages to us for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or those persons acted in bad faith, meaning that they believed that the decision was adverse to the interest of the partnership, or, in the case of a criminal matter, acted with knowledge that such person’s conduct was criminal.

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Our partnership agreement provides that our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or our limited partners with respect to any transaction involving an affiliate if:

•	the transaction with an affiliate or the resolution of a conflict of interest is:

•	approved by the conflicts committee of the board of directors of our general partner, although our general partner is not obligated to seek such approval; or

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner and its affiliates; or

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the board of directors of our general partner acted in good faith, meaning that they believed that the decision was not adverse to the interest of the partnership, in taking any action or failing to act.

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Our partnership agreement provides that the conflicts committee of the board of directors of our general partner may be comprised of one or more independent directors. If our general partner establishes a conflicts committee with only one independent director, the interests of our unitholders may not be as well served as if the conflicts committee were comprised of at least two independent directors. A single-member conflicts committee would not have the benefit of discussion with, and input from, other independent directors.

If an affiliate transaction or the resolution of a conflict of interest is not approved by our common unitholders or the conflicts committee then it will be presumed that, in making its decision, taking any action or failing to act, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Please read “Conflicts of Interest and Fiduciary Duties.”

By purchasing a common unit, a unitholder will become bound by the provisions of our partnership agreement, including the provisions described above. See “Description of the Common Units—Transfer of Common Units.” Other than as provided in the omnibus agreement, GPM is not limited in its ability to compete with us and may offer business opportunities or sell assets to parties other than us.

Our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to its incentive distribution rights, without the approval of the conflicts committee of our general partner’s board of directors or the holders of our common units. This could result in lower distributions to holders of our common units.

Our general partner has the right, at any time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (50%) for each of the prior four consecutive whole fiscal quarters (and the amount of each such distribution did not exceed adjusted operating surplus for each such quarter), to reset the initial target distribution levels at higher levels based on our cash distributions at the time of the exercise of the reset election. Following a reset election by our general partner, the minimum quarterly distribution will be adjusted to equal the reset minimum quarterly distribution, and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increases above the reset minimum quarterly distribution reflected by the current target distribution levels.

If our general partner elects to reset the target distribution levels, it will be entitled to receive a number of common units equal to the number of common units which would have entitled our general partner to an aggregate quarterly cash distribution in the prior quarter equal to the distributions to our general partner on the incentive distribution rights in such quarter. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion. It is possible, however, that our general partner could exercise this reset election at a time when it is experiencing, or expects to experience, declines in the cash distributions it receives related to its incentive distribution rights and may, therefore, desire to be issued common units rather than retain the right to receive incentive distributions based on the initial target distribution levels. As a result, a reset election may cause our common unitholders to experience a reduction in the amount of cash distributions that they would have otherwise received had we not issued new common units to our general partner in connection with resetting the target distribution levels. Please read “How We Make Distributions to Our Partners—Our General Partner’s Right to Reset Incentive Distribution Levels.”

Our partnership agreement will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain types of actions and proceedings that may be initiated by our unitholders, which would limit our unitholders’ ability to choose the judicial forum for disputes with us or our general partner’s directors, officers or other employees.

Our partnership agreement will provide that, with certain limited exceptions, the Court of Chancery of the State of Delaware will be the exclusive forum for any claims, suits, actions or proceedings (1) arising out of or relating in any way to our partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of our partnership agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, the limited partners or us), (2) brought in a derivative manner on our behalf, (3) asserting a claim of breach of a duty owed by any director, officer or other employee of our general partner, or owed by our general partner, to us or the limited partners, (4) asserting a claim arising pursuant to any provision of the Delaware Revised Uniform Limited Partnership Act (the “Delaware Act”), or (5) asserting a claim against us governed by the internal affairs doctrine. These provisions may have the effect of discouraging lawsuits against us and our general partner’s directors and officers. For additional information about the exclusive forum provision of our partnership agreement, please read “The Partnership Agreement—Applicable Law; Exclusive Forum.”

Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors, which could reduce the price at which our common units will trade.

Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Our unitholders will have no right on an annual or ongoing basis to elect our general partner or its board of directors. The board of directors of our general partner, including the independent directors, will be chosen entirely by GPM due to its ownership of our general partner, and not by our unitholders. Please read “Management—Management of GPM Petroleum LP” and “Certain Relationships and Related Transactions.” Unlike a publicly traded corporation, we will not conduct annual meetings of our unitholders to elect directors or conduct other matters routinely conducted at annual meetings of stockholders of corporations. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting our unitholders’ ability to influence the manner or direction of management. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.

If our unitholders are dissatisfied with the performance of our general partner, they will have limited ability to remove our general partner. Unitholders initially will be unable to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon the completion of this offering to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all our outstanding common and subordinated units voting together as a single class is required to remove our general partner. Following the closing of this offering, GPM will own, directly or indirectly, an aggregate of     % of our common and subordinated units (or     % of our common and subordinated units, if the underwriters exercise their option to purchase additional common units in full). Also, if our general partner is removed without cause during the subordination period and no units held by our general partner or its affiliates are voted in favor of that removal, all remaining subordinated units will automatically convert into common units and any existing arrearages on the common units will be extinguished. Cause is narrowly defined in our partnership agreement to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable to us or our limited partners for actual fraud or willful misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business.

Unitholders will experience immediate and substantial dilution in pro forma net tangible book value of $         per common unit.

The estimated initial public offering price of $         per common unit (the midpoint of the price range set forth on the cover of this prospectus) exceeds our pro forma net tangible book value of $         per common unit. Based on the estimated initial public offering price of $         per common unit, unitholders will incur immediate and substantial dilution of $         per common unit. This dilution results primarily because the assets contributed to us by affiliates of our general partner are recorded at their historical cost in accordance with GAAP, and not their fair value. Please read “Dilution.”

Our general partner interest or the control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party without the consent of our unitholders in a merger, in a sale of all or substantially all of its assets or in other transactions so long as certain conditions are satisfied. Please read “The Partnership Agreement—Transfer of General Partner Interest.” Furthermore, our partnership agreement does not restrict the ability of GPM to transfer all or a portion of its direct or indirect interest in our general partner to a third party. Any new owner of our general partner or our general partner interest would then be in a position to replace the board of directors and executive officers of our general partner with its own designees without the consent of unitholders and thereby exert significant control over us, and may change our business strategy. Any of these changes, or any other changes resulting from a change in control of our general partner or general partner interest, may lower the trading price of our common units and otherwise have a material adverse effect on us.

The incentive distribution rights may be transferred by our general partner to a third party without unitholder consent.

Our general partner may transfer all or a portion of its incentive distribution rights to a third party at any time without the consent of our unitholders. If our general partner transfers the incentive distribution rights to a third party but GPM retains its ownership interest in our general partner, GPM would not have the same incentive to grow our partnership and increase quarterly distributions to unitholders over time as it would if GPM had retained ownership of the incentive distribution rights. For example, a transfer of incentive distribution rights by GPM could reduce the likelihood of GPM renewing the GPM Distribution Contracts or otherwise negotiating supply terms with respect to future volumes, as GPM would have less of an economic incentive to grow our business.

Our general partner has a limited call right that may require unitholders to sell their common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price equal to the greater of (1) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. As a result, unitholders may be required to sell their common units at an undesirable time or price and may not receive any return or a negative return on their investment. Unitholders may also incur a tax liability upon a sale of their units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the limited call right. There is no restriction in our partnership agreement that prevents our general partner from issuing additional common units and exercising its call right. If our general partner exercised its limited call right, the effect would be to take us private and, if the units were subsequently deregistered, we would no longer be subject to the reporting requirements of the Exchange Act. Upon the expiration of 30 days following this offering, assuming no exercise of the underwriters’ option to purchase additional common units, GPM will own, directly or indirectly, an aggregate of approximately     % of our common and subordinated units. At the end of the subordination period, assuming no additional issuances of units (other than upon the conversion of the subordinated units), GPM will own approximately     % of our common units. For additional information about the limited call right, please read “The Partnership Agreement—Limited Call Right.”

We may issue additional units without unitholder approval, which would dilute existing unitholder ownership interests.

Our partnership agreement does not limit the number of additional limited partner interests we may issue at any time without the approval of our unitholders, including limited partner interests that are senior to our common units. The issuance of additional common units or other equity interests of equal or senior rank will have the following effects:

•	our existing unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

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because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

For additional information, please read “The Partnership Agreement—Issuance of Additional Partnership Interests.”

There are no limitations in our partnership agreement on our ability to issue units ranking senior to the common units.

In accordance with Delaware law and the provisions of our partnership agreement, we may issue additional partnership interests that are senior to the common units in right of distribution, liquidation and voting. The issuance by us of units of senior rank may (i) reduce or eliminate the amount of cash available for distribution to our common unitholders; (ii) diminish the relative voting strength of the total common units outstanding as a class; or (iii) subordinate the claims of the common unitholders to our assets in the event of our liquidation.

The market price of our common units could be adversely affected by sales of substantial amounts of our common units in the public or private markets, including sales by GPM or other large holders.

After this offering, we will have              common units and              subordinated units outstanding, which includes the              common units we are selling in this offering that may be resold in the public market immediately (             common units if the underwriters exercise in full their option to purchase additional common units). All of the subordinated units will convert into common units on a one-for-one basis at the end of the subordination period. Although all of the              common units (             common units if the underwriters exercise in full their option to purchase additional common units) that are issued to GPM or a wholly owned subsidiary of GPM will be subject to resale restrictions, such restrictions may be waived in the discretion of certain of the underwriters. In addition, under our partnership agreement, our general partner and its affiliates have registration rights relating to the offer and sale of any units that they hold, subject to certain limitations. Please read “Units Eligible for Future Sale.” Sales by GPM or other large holders of a substantial number of our common units in the public markets following this offering, or the perception that such sales might occur, could have a material adverse effect on the price of our common units or could impair our ability to obtain capital through an offering of equity securities.

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our outstanding common units.

Our partnership agreement restricts unitholders’ voting rights by providing that any units held by a person or group that owns 20% or more of any class of units then outstanding, other than our general partner and its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter.

Cost reimbursements due to our general partner and its affiliates for services provided to us or on our behalf will reduce cash available for distribution to our unitholders. The amount and timing of such reimbursements will be determined by our general partner.

Prior to making any distribution on the common units, pursuant to our omnibus agreement, we will reimburse GPM for providing certain general and administrative services to us, which initially includes a fixed annual fee of $0.5 million for executive management services provided by certain officers of our general partner. The remainder of the reimbursement will be based on the costs actually incurred by GPM and its affiliates in providing the services. Neither our partnership agreement nor our omnibus agreement will limit the amount of expenses for which our general partner and its affiliates may be reimbursed. Our omnibus agreement and partnership agreement provide that our general partner will determine in good faith the expenses that are allocable to us. The reimbursement of expenses and payment of fees to our general partner and its affiliates will reduce the amount of cash available to pay cash distributions to our unitholders. Please read “Cash Distribution Policy and Restrictions on Distributions.”

The amount of cash we have available for distribution to holders of our units depends primarily on our cash flow and not solely on profitability, which may prevent us from making cash distributions, even during periods when we record net income.

The amount of cash we have available for distribution depends primarily upon our cash flow, including cash flow from working capital or other borrowings, and not solely on our profitability, which will be affected by non-cash items. As a result, we may pay cash distributions during periods when we record net losses for financial accounting purposes and may not pay cash distributions during periods when we record net income for financial accounting purposes.

There is no existing market for our common units, and a trading market that will provide unitholders with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and unitholders could lose all or part of their investment.

Prior to this offering, there has been no public market for our common units. After this offering, there will be only              publicly traded common units (             common units if the underwriters exercise their option to purchase additional common units in full). We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. Unitholders may not be able to resell their common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for our common units will be determined by negotiations between us and the representative of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may also be influenced by many factors, some of which are beyond our control, including:

•	our quarterly distributions;

•	our quarterly or annual earnings or those of other companies in our industry;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic conditions;

•	the failure of securities analysts to cover our common units after this offering or changes in financial estimates by analysts;

•	future sales of our common units; and

•	the other factors described in these “Risk Factors.”

Unitholders may have liability to repay distributions and in certain circumstances may be personally liable for the obligations of the partnership.

Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of an impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. A purchaser of units who becomes a limited partner is liable for the obligations of the transferring limited partner to make contributions to the partnership that are known to such purchaser at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement. Liabilities to partners on account of their partnership interests and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

In addition, it may be determined that the right, or the exercise of the right by the limited partners as a group, to (i) remove or replace our general partner, (ii) approve some amendments to our partnership agreement or (iii) take other action under our partnership agreement constitutes “participation in the control” of our business. A limited partner that participates in the control of our business within the meaning of the Delaware Act may be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us under the reasonable belief that the limited partner is a general partner. In addition, we conduct business in a number of other states in which the limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. Please read “The Partnership Agreement—Limited Liability.”

The NYSE does not require a publicly traded partnership like us to comply with certain corporate governance requirements.

We intend to apply to list our common units on the NYSE. Because we will be a publicly traded partnership, the NYSE will not require us to have a majority of independent directors on our general partner’s board of directors or to establish a compensation committee or a nominating and corporate governance committee. Accordingly, unitholders will not have the same protections afforded to stockholders of corporations that are subject to all of the corporate governance requirements of the applicable stock exchange. Please read “Management—Management of GPM Petroleum LP.”

We will incur increased costs as a result of being a publicly traded partnership.

We have no history operating as a publicly traded partnership. As a publicly traded partnership, we will incur significant legal, accounting and other expenses that we did not incur prior to this offering. In addition, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and Dodd-Frank Act, as well as rules implemented by the SEC and the NYSE, require, or will require, publicly traded entities to adopt various corporate governance practices that will further increase our costs, including requirements to have at least three independent directors, create an audit committee and adopt policies regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal controls over financial reporting.

Following this offering, we will become subject to the public reporting requirements of the Exchange Act. We expect these rules and regulations to increase certain of our legal and financial compliance costs and to make certain activities more time-consuming and costly. We also expect to incur significant expense in order to obtain director and officer liability insurance. Because of the limitations in coverage for directors, it may be more difficult for us to attract and retain qualified persons to serve on our general partner’s board or as executive officers.

We estimate that we will incur approximately $2.0 million of incremental external costs per year and additional internal costs associated with being a publicly traded partnership. However, it is possible that our actual incremental costs of being a publicly traded partnership will be higher than we currently estimate. Before we are able to make distributions to our unitholders, we must first pay or reserve cash for our expenses, including the costs of being a publicly traded partnership. As a result, the amount of cash we have available for distribution to our unitholders will be reduced by the costs associated with being a public company.

If we fail to develop or maintain an effective system of internal controls, we may not be able to report our financial results accurately or prevent fraud, which would likely have a negative impact on the market price of our common units.

Prior to this offering our predecessor has been a private entity with limited accounting personnel and other supervisory resources to adequately execute its accounting processes and address its internal controls over financial reporting. Our predecessor has not been required to file reports with the SEC on a stand-alone basis and will have lower materiality thresholds on the wholesale business than GPM previously has had. Upon the completion of this offering, we will become subject to the public reporting requirements of the Exchange Act. We prepare our consolidated financial statements in accordance with GAAP, but our internal accounting controls may not currently meet all standards applicable to companies with publicly traded securities. Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and to operate successfully as a publicly traded partnership. Our efforts to develop and maintain our internal controls may not be successful, and we may be unable to maintain effective controls over our financial processes and reporting in the future or to comply with our obligations under Section 404 of the Sarbanes-Oxley Act (“Section 404”). For example, Section 404 will require us, among other things, to annually review and report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal controls over financial reporting. We must comply with Section 404 for our fiscal year ending December 31, 2016. Any failure to develop, implement or maintain effective internal controls or to improve our internal controls could harm our operating results or cause us to fail to meet our reporting obligations. Given the difficulties inherent in the design and operation of internal controls over financial reporting, we can provide no assurance as to our, or our independent registered public accounting firm’s, conclusions about the effectiveness of our internal controls, and we may incur significant costs in our efforts to comply with Section 404. Ineffective internal controls will subject us to regulatory scrutiny and a loss of confidence in our reported financial information, which could have an adverse effect on our business and would likely have a negative effect on the trading price of our common units.

An increase in interest rates will increase our borrowing costs and may cause the market price of our common units to decline.

Like all equity investments, an investment in our common units is subject to certain risks. Borrowings under the new credit facilities will bear interest at variable rates. If market interest rates increase, such variable-rate debt will create higher debt service requirements, which could adversely affect our cash flow and ability to make cash distributions. In exchange for accepting these risks, investors may expect to receive a higher rate of return than would otherwise be obtainable from lower-risk investments. Accordingly, as interest rates rise, the ability of investors to obtain higher risk-adjusted rates of return by purchasing government-backed debt securities may cause a corresponding decline in demand for riskier investments generally, including yield-based equity investments such as publicly traded limited partnership interests. Reduced demand for our common units resulting from investors seeking other more favorable investment opportunities may cause the trading price of our common units to decline.

Tax Risks to Common Unitholders

In addition to reading the following risk factors, please read “Material U.S. Federal Income Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.

Our tax treatment depends on our status as a partnership for U.S. federal income tax purposes, as well as us not being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service were to treat us as a corporation for federal income tax purposes or we were to become subject to material additional amounts of entity-level taxation for state tax purposes, then our cash available for distribution to our unitholders would be substantially reduced.

The anticipated after-tax economic benefit of an investment in our common units depends largely on our being treated as a partnership for U.S. federal income tax purposes. We have not requested, and do not plan to request, a ruling from the Internal Revenue Service (the “IRS”), on this or any other tax matter affecting us.

Despite the fact that we are organized as a limited partnership under Delaware law, it is possible in certain circumstances for a partnership such as ours to be treated as a corporation for U.S. federal income tax purposes. Although we do not believe, based upon our current operations, that we will be so treated, a change in our business (or a change in current law) could cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to taxation as an entity.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state income tax at varying rates. Distributions to our unitholders would generally be taxed again as corporate distributions, and no income, gains, losses, deductions or credits would flow through to our unitholders. Because a tax would be imposed upon us as a corporation, our cash available for distribution to our unitholders would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to our unitholders, likely causing a substantial reduction in the value of our common units.

Changes in current state law may subject us to additional entity-level taxation by individual states. Because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. Imposition of any such additional taxes on us or an increase in the existing tax rates may substantially reduce the cash available for distribution to our unitholders. Therefore, treatment of us as a corporation or the assessment of a material amount of entity-level taxation would result in a material reduction in the anticipated cash generated from operations and after-tax return to our unitholders, likely causing a substantial reduction in the value of our common units.

Our partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, the minimum quarterly distribution amount and the target distribution amounts may be adjusted to reflect the impact of that law or interpretation on us.

The tax treatment of publicly traded partnerships or an investment in our common units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, the Obama administration’s budget proposal for fiscal year 2016 recommends that certain publicly-traded partnerships earning income from activities related to fossil fuels be taxed as corporations beginning in 2021. From time to time, members of the U.S. Congress propose and consider such substantive changes to the existing federal income tax laws that affect publicly traded partnerships. If successful, the Obama administration’s proposal or other similar proposals could eliminate the qualifying income exception upon which we rely for our treatment as a partnership for U.S. federal income tax purposes. Please read “Material U.S. Federal Income Tax Consequences—Taxation of the Partnership—Partnership Status.” We are unable to predict whether any such legislation will ultimately be enacted. However, it is possible that a change in law could affect us and may, if enacted, be applied retroactively. Any such changes could negatively impact the value of an investment in our common units.

In addition, on May 5, 2015 the IRS issued proposed regulations concerning which activities give rise to qualifying income within the meaning of Section 7704 of the Internal Revenue Code. We do not believe the proposed regulations affect our ability to qualify as a publicly traded partnership. However, finalized regulations could modify the amount of our gross income that we are able to treat as qualifying income for the purposes of the qualifying income requirement.

Our unitholders will be required to pay taxes on their share of our income even if they do not receive any cash distributions from us.

Because our unitholders will be treated as partners to whom we will allocate taxable income that could be different in amount than the cash we distribute, our unitholders will be required to pay federal income taxes and, in some cases, state and local income taxes on their share of our taxable income whether or not they receive cash distributions from us. Our unitholders may not receive cash distributions from us equal to their share of our taxable income or even equal to the actual tax liability that results from that income.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have terminated our partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. Immediately following this offering, GPM will directly and indirectly own more than 50% of the total interests in our capital and profits. Therefore, a transfer by GPM of all or a portion of its direct or indirect interests in us could result in a termination of our partnership for federal income tax purposes. Our termination would, among other things, result in the closing of our taxable year for all unitholders and could result in a deferral of depreciation or amortization deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than the calendar year, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination would not affect our classification as a partnership for federal income tax purposes, but instead, after our termination, we would be treated as a new partnership for federal income tax purposes. If treated as a new partnership, we must make new tax elections and could be subject to penalties if we are unable to determine that a termination occurred. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Units—Constructive Termination” for a discussion of the consequences of our termination for federal income tax purposes.

Tax gain or loss on the disposition of our common units could be more or less than expected.

If a unitholder sells its common units, it will recognize a gain or loss equal to the difference between the amount realized and its tax basis in those common units. Because distributions in excess of a unitholder’s allocable share of our net taxable income result in a decrease in its tax basis in its common units, the amount, if any, of such prior excess distributions with respect to the units it sells will, in effect, become taxable income to the unitholder if it sells such units at a price greater than its tax basis in those units, even if the price the unitholder receives is less than its original cost. Furthermore, a substantial portion of the amount realized, whether or not representing gain, may be taxed as ordinary income due to potential recapture of depreciation deductions and certain other items. In addition, because the amount realized includes a unitholder’s share of our nonrecourse liabilities, if a unitholder sells its units, the unitholder may incur a tax liability in excess of the amount of cash it receives from the sale. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Units—Recognition of Gain or Loss” for further discussion of the foregoing.

Tax-exempt entities and non-U.S. persons face unique tax issues from owning common units that may result in adverse tax consequences to them.

Investments in common units by tax-exempt entities, such as employee benefit plans and individual retirement accounts (“IRAs”), and non-U.S. persons raise issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes imposed at the highest applicable effective tax rate, and non-U.S. persons will be required to file U.S. federal tax returns and pay tax on their shares of our taxable income. Unitholders that are tax-exempt entities or non-U.S. persons should consult their tax advisors before investing in our common units.

If the IRS contests the federal income tax positions we take, the market for our common units may be adversely impacted and the cost of any IRS contest will reduce our cash available for distribution to our unitholders.

The IRS may adopt positions that differ from the conclusion of our counsel expressed in this prospectus or from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of the positions we take. A court may not agree with some or all of the positions we take. Any contest by the IRS may materially and adversely impact the market for our common units and the price at which they trade. Our costs of any contest by the IRS will be borne indirectly by our unitholders because the costs will reduce our cash available for distribution.

We will treat each purchaser of our common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

Because we cannot match transferors and transferees of common units and because of other reasons, we will adopt depreciation and amortization positions that may not conform to all aspects of the existing and proposed U.S. Treasury regulations (the “Treasury Regulations”) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). Our counsel is unable to opine as to the validity of this approach. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to a unitholder. It also could affect the timing of these tax benefits or the amount of gain from a unitholder’s sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to a unitholder’s tax returns. Please read “Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Section 754 Election” for further discussion of the effect of the depreciation and amortization positions we adopt.

We will prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

We will prorate our items of income, gain, loss and deduction between transferors and transferees of our common units each month based upon the ownership of our common units on the first day of each month, instead of on the basis of the date a particular common unit is transferred. Although simplifying conventions are contemplated by the Internal Revenue Code of 1986, as amended (the “Code”), and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing and proposed Treasury Regulations promulgated under the Code, and although the U.S. Department of the Treasury recently adopted final Treasury Regulations allowing a similar monthly simplifying convention for taxable years beginning on or after August 3, 2015, such regulations do not specifically authorize the use of the proration method we have adopted. Accordingly, our counsel is unable to opine as to the validity of this method. If the IRS were to successfully challenge our proration method or new Treasury Regulations were issued, we may be required to change the allocation of items of income, gain, loss, and deduction among our unitholders. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Units—Allocations Between Transferors and Transferees.”

We will adopt certain valuation methodologies in determining a unitholder’s allocations of income, gain, loss and deduction. The IRS may challenge these methodologies or the resulting allocations, and such a challenge could adversely affect the value of our common units.

In determining the items of income, gain, loss and deduction allocable to our unitholders, in certain circumstances, including when we issue additional units, we must determine the fair market value of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we make many fair market value estimates using a methodology based on the market value of our common units as a means to measure the fair market value of our assets. The IRS may challenge these valuation methods and the resulting allocations of income, gain, loss and deduction.

A successful IRS challenge to these methods or allocations could adversely affect the amount of taxable income or loss being allocated to our unitholders. It also could affect the amount of taxable gain from our unitholders’ sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to our unitholders’ tax returns without the benefit of additional deductions.

A unitholder whose common units are the subject of a securities loan (e.g., a loan to a “short seller” to cover a short sale of common units) may be considered as having disposed of those common units. If so, the unitholder would no longer be treated for tax purposes as a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition.

Because there are no specific rules governing the U.S. federal income tax consequences of loaning a partnership interest, a unitholder whose common units are the subject of a securities loan may be considered as having disposed of the loaned units. In that case, he may no longer be treated for tax purposes as a partner with respect to those common units during the period of the loan and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan, any of our income, gain, loss or deduction with respect to those common units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those common units could be fully taxable as ordinary income. Our counsel has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to effect a short sale of common units. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a securities loan of their common units are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their common units.

Unitholders will likely be subject to state and local taxes and return filing requirements in states where they do not live as a result of investing in our common units.

In addition to U.S. federal income taxes, unitholders will likely be subject to other taxes, including state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we conduct business or own property now or in the future, even if they do not live in any of those jurisdictions. We currently own assets or conduct business in 16 states primarily located in the Mid-Atlantic, Southeastern, Midwestern and Northeastern United States. Most of these states currently impose a personal income tax on individuals. Each of these states also imposes an income or other entity-level tax on corporations and other entities. Unitholders may be required to file state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, unitholders may be subject to penalties for failure to comply with those requirements. As we make acquisitions or expand our business, we may own assets or conduct business in additional states or non-U.S. jurisdictions that impose a personal income tax or an income or other entity-level tax on corporations and other entities. It is the unitholder’s responsibility to file all U.S. federal, state, local and non-U.S. tax returns. Our counsel has not rendered an opinion on the non-U.S., state or local tax consequences of an investment in our common units. Please consult your tax advisor.

USE OF PROCEEDS

We intend to use the estimated net proceeds of approximately $         million from this offering, based upon the assumed initial public offering price of $         per common unit (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts, the structuring fee of $         million paid to Raymond James and offering expenses, together with $         million of borrowings under our new revolving credit facility (which we expect to borrow within 45 days of the closing of this offering):

•	to repay borrowings of approximately $24.1 million assumed by us under two affiliate loans entered into by our predecessor, which were used to finance the Road Ranger Acquisition;

•

to purchase approximately $         million of U.S. Treasury or other investment grade securities, which will be assigned as collateral to secure our new $         million term loan, the proceeds of which will be distributed to, and for which a guarantee of collection will be provided by, GPM;

•

to purchase approximately $35.1 million of U.S. Treasury or other investment grade securities, which will be assigned as collateral to secure $35.1 million of the PNC term loan, which we will assume from GPM and for which GPM will provide a guarantee; and

•	to repay approximately $ million of trade payables assumed by us in connection with our formation transactions.

If and to the extent the underwriters exercise their option to purchase additional common units, the number of additional common units purchased by the underwriters pursuant to such exercise will be issued to the public and the remainder of the additional common units, if any, will be issued to GPM or a wholly owned subsidiary of GPM. Any such units issued to GPM or a wholly owned subsidiary of GPM will be issued for no additional consideration. If the underwriters exercise their option to purchase              additional common units in full, the additional net proceeds would be approximately $         million, (based upon the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and offering expenses. The net proceeds received in connection with any exercise of such option will be used to purchase a corresponding amount of additional U.S. Treasury or other investment grade securities, which will be used for general partnership purposes and may be used temporarily to collateralize our new term loan. In addition, we will borrow under our new term loan an amount equal to the net proceeds received upon exercise of the underwriters’ option to purchase additional common units in excess of $         million and use the proceeds of such loan to make a distribution to GPM. GPM will provide a guarantee of collection with respect to such borrowing. If the underwriters do not exercise their option to purchase additional common units, we will issue common units to GPM or a wholly owned subsidiary of GPM upon the option’s expiration. Accordingly, the exercise of the underwriters’ option will not affect the total number of common units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. Please read “Underwriting.”

In March 2015, a portion of the consideration for the Road Ranger Acquisition was financed in part with a $18.1 million loan with ARKO Holdings, Ltd. (“ARKO”) and a $6.0 million loan with GPM Holdings, Inc. (“GPM Holdings”). These loans mature in September 2016 and bear interest at 13.5% per annum, payable monthly. At the closing of this offering, we expect to assume these loans and to repay the amounts outstanding in full with the proceeds of this offering. For more information regarding our affiliate loans, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Affiliate Loans.”

A $1.00 increase or decrease in the assumed initial public offering price of $         per common unit would cause the net proceeds from this offering, after deducting the estimated underwriting discount and offering expenses payable by us, to increase or decrease, respectively, by approximately $         million. In addition, we may also increase or decrease the number of common units we are offering. Each increase of 1.0 million common units offered by us, together with a concomitant $1.00 increase in the assumed initial public offering price to $         per common unit, would increase net proceeds to us from this offering by approximately $         million. Similarly, each decrease of 1.0 million common units offered by us, together with a concomitant $1.00 decrease in the assumed initial public offering price to $         per common unit, would decrease the net proceeds to us from this offering by approximately $         million. If we increase or decrease the number of common units offered, we will increase or decrease, respectively, the amount of funds retained for general partnership purposes. We may concomitantly increase or reduce, as applicable, the amount of indebtedness we will pay down. As a result, cash available for distribution per unit is expected to remain unchanged regardless of the changes in the number of common units offered.

CAPITALIZATION

The following table shows:

•	the historical cash and cash equivalents and capitalization of our predecessor as of June 30, 2015; and

•

our pro forma cash and cash equivalents and capitalization as of June 30, 2015, adjusted to reflect the pro forma adjustments described in our pro forma financial statements, including the issuance and sale of common units to the public at an assumed initial offering price of $         per common unit (the midpoint of the price range set forth on the cover of this prospectus), the other formation transactions described under “Summary—Formation Transactions and Partnership Structure” and the application of the net proceeds from this offering as described under “Use of Proceeds.”

We derived this table from, and it should be read in conjunction with and is qualified in its entirety by reference to, the unaudited historical and pro forma financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Summary—Formation Transactions and Partnership Structure,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2015
	Predecessor Historical	GPM Petroleum LP Pro Forma
	(in thousands)
Cash and cash equivalents	$16,506	$
U.S. Treasury or other investment grade securities	$—	$

Restricted cash	7,712
Debt:
Term loan facility	—
Revolving credit facility	28,469
Other long-term debt	123,098

Total debt	$151,567	$

Members’/Partners’ equity:
Our predecessor	65,642
Held by public:
Common units	—
Held by GPM or its wholly owned subsidiary:
Common units	—
Subordinated units	—
General partner interest	—

Total members/partners’ equity	$65,642	$

Total capitalization	$217,209	$

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the pro forma net tangible book value per common unit after the offering. Based on an assumed initial public offering price of $         per common unit, on a pro forma basis as of June 30, 2015, after giving effect to the offering of common units and the related transactions, our net tangible book value was approximately $         million, or $         per common unit. Purchasers of our common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit		$
Pro forma net tangible book value per unit before the offering (1)	$
Decrease in pro forma net tangible book value per unit attributable to purchasers in the offering
Less: Pro forma net tangible book value per unit after the offering (2)

Immediate dilution in net tangible book value per common unit to purchasers in the offering (3)(4)		$

(1)	Determined by dividing the pro forma net tangible book value of the contributed assets and liabilities by the number of units ( common units and subordinated units) to be issued to GPM or a wholly owned subsidiary of GPM and its affiliates for their contribution of assets and liabilities to us.
(2)	Determined by dividing our pro forma net tangible book value, after giving effect to the use of the net proceeds of the offering, by the total number of units ( common units and subordinated units) to be outstanding after the offering.
(3)	If the initial public offering price were to increase or decrease by $1.00 per common unit, then immediate dilution in net tangible book value per common unit would equal $ and $ , respectively.
(4)	Because the total number of units outstanding following this offering will not be impacted by any exercise of the underwriters’ option to purchase additional common units and any net proceeds from such exercise will not be retained by us, there will be no change to the dilution in net tangible book value per common unit to purchasers in the offering due to any such exercise of the option.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by GPM and its affiliates and by the purchasers of our common units in this offering upon completion of the transactions contemplated by this prospectus and the expiration of the underwriters’ option period, assuming no exercise of the underwriters’ option to purchase additional common units.

	Units			Total Consideration
	Number	Percent		Amount	Percent
GPM and affiliates (1)(2)(3)			%	$		%
Purchasers in the offering			%	$		%

Total		100%		$	100%

(1)	Upon the completion of the transactions contemplated by this prospectus, GPM and its affiliates will own common units and subordinated units.
(2)	The assets contributed by GPM will be recorded at historical cost. The pro forma book value of the consideration provided by GPM as of June 30, 2015 was approximately $ million.
(3)	Assumes the underwriters’ option to purchase additional common units is not exercised.

CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy in conjunction with “—Significant Forecast Assumptions” below, which includes the factors and assumptions upon which we base our cash distribution policy. In addition, you should read “Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

For additional information regarding our historical and pro forma results of operations, you should refer to our audited historical financial statements as of December 31, 2014 and 2013 and for the fiscal years ended December 31, 2014, 2013 and 2012, and our unaudited historical financial statements as of June 30, 2015 and for the six months ended June 30, 2015 and 2014, as well as our unaudited pro forma financial statements for the year ended December 31, 2014 and as of and for the six months ended June 30, 2015, and the accompanying notes included elsewhere in this prospectus.

General

Rationale for Our Cash Distribution Policy

The board of directors of our general partner will adopt a cash distribution policy pursuant to which we intend to distribute at least the minimum quarterly distribution of $         per unit ($         per unit on an annualized basis) on all of our units to the extent we have sufficient cash after the establishment of cash reserves and the payment of our expenses, including payments to our general partner and its affiliates. We expect that if we are successful in executing our business strategy, we will grow our business in a sustainable manner and distribute to our unitholders a portion of any increase in our cash available for distribution resulting from such growth. Our partnership agreement does not quantitatively define or require the amount of cash available for distribution that will be distributed to our unitholders. Rather, that determination is made by the board of directors of our general partner after taking into account our current and future cash operating requirements and the long-term sustainability of our distributions, all as described in more detail in the bullet points below. The partnership agreement does quantitatively provide, however, our minimum quarterly distribution, as well as the incentive distributions to which our general partner is entitled if the board of directors of our general partner determines to make distributions to unitholders in excess of the minimum quarterly distribution. Our general partner has not established any cash reserves, and does not have any specific types of expenses for which it intends to establish reserves. We expect our general partner may establish reserves for specific purposes, such as major capital expenditures or debt service payments, or may choose to generally reserve cash in the form of excess distribution coverage from time to time for the purpose of maintaining stability or growth in our quarterly distributions. In addition, our general partner may cause us to borrow amounts to fund distributions in quarters when we generate less cash than is necessary to sustain or grow our cash distributions per unit. Our cash distribution policy reflects a judgment that our unitholders will be better served by our distributing rather than retaining our cash available for distribution.

The board of directors of our general partner may change our distribution policy at any time and from time to time, without a vote of our unitholders. Our partnership agreement does not require us to pay cash distributions on a quarterly or other basis.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that we will make quarterly cash distributions to our unitholders. We do not have a legal or contractual obligation to pay our minimum quarterly distribution or any other distribution. Our cash distribution policy may be changed at any time and is subject to certain restrictions and uncertainties, including the following:

•

Our cash distribution policy will be subject to restrictions on distributions under our new credit facilities, which will contain financial tests and covenants that we must satisfy. If we are unable to satisfy these covenants or if we are otherwise in default under our new credit facilities, we will be prohibited from making cash distributions to you notwithstanding our stated cash distribution policy.

•

Our general partner will have the authority to establish cash reserves for the prudent conduct of our business and for future cash distributions to our unitholders, and the establishment of or increase in those reserves could result in a reduction in cash distributions from levels we currently anticipate pursuant to our stated cash distribution policy. Our partnership agreement does not set a limit on the amount of cash reserves that our general partner may establish. Any decision to establish cash reserves made by our general partner in good faith will be binding on our unitholders.

•

Prior to making any distribution on our common units, pursuant to our omnibus agreement, we will reimburse GPM for providing certain general and administrative services to us, which initially includes a fixed annual fee of $0.5 million for executive management services provided by certain officers of our general partner. The remainder of the reimbursement will be based on the costs actually incurred by GPM and its affiliates in providing the services. Neither our partnership agreement nor the omnibus agreement will limit the amount of expenses for which our general partner and its affiliates may be reimbursed. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us. The reimbursement of expenses and payment of fees, if any, to our general partner and its affiliates will reduce the amount of cash available to pay distributions to our unitholders.

•

Even if our cash distribution policy is not modified or revoked, the decisions regarding the amount of distributions to pay under our cash distribution policy and whether to pay any distribution are made by our general partner, taking into consideration the terms of our partnership agreement.

•	Under Section 17-607 of the Delaware Act, we may not make a distribution if the distribution would cause our liabilities to exceed the fair value of our assets.

•

We may lack sufficient cash to pay distributions to our unitholders due to cash flow shortfalls attributable to a number of operational, commercial or other factors as well as increases in our operating or general and administrative expenses, principal and interest payments on our outstanding debt, tax expenses, working capital requirements or anticipated cash needs.

•

If we make distributions out of capital surplus, as opposed to operating surplus, any such distributions would constitute a return of capital and would result in a reduction in the minimum quarterly distribution and the target distribution levels. Please read “How We Make Distributions to Our Partners—Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels.” We do not anticipate that we will make any distributions from capital surplus.

•

Our ability to make distributions to our unitholders depends on the performance of our subsidiary, GPM Opco, and its ability to distribute cash to us. The ability of GPM Opco to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable state partnership and limited liability company laws and other laws and regulations.

•

To the extent that we determine not to distribute the full minimum quarterly distribution on our common units with respect to any quarter during the subordination period, the common units will accrue an arrearage equal to the difference between the minimum quarterly distribution and the amount of the distribution actually paid on the common units with respect to that quarter. The aggregate amount of any such arrearages must be paid on the common units before any distributions of cash available for distribution from operating surplus may be made on the subordinated units and before any subordinated units may convert into common units. The subordinated units will not accrue any arrearages. Any shortfall in the payment of the minimum quarterly distribution on the common units with respect to any quarter during the subordination period may decrease the likelihood that our quarterly distribution rate would increase in subsequent quarters. Please read “How We Make Distributions to Our Partners—Subordination Period.”

Our Ability to Grow is Dependent on Our Ability to Access External Expansion Capital

We expect to generally distribute a significant percentage of our cash from operations to our unitholders on a quarterly basis, after the establishment of cash reserves and payment of our expenses. Therefore, we will need to rely primarily upon external financing sources, including commercial bank borrowings and issuances of debt and equity securities, to fund any future expansion capital expenditures. To the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow. Our growth may not be as fast as that of businesses that reinvest all of their cash to expand ongoing operations. To the extent we issue additional units, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement or in our new credit facilities on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional commercial bank borrowings or other debt to finance our growth would result in increased interest expense, which in turn may impact the cash available for distribution to our unitholders.

Our Minimum Quarterly Distribution

Upon completion of this offering, we intend to make minimum quarterly distributions of $         per unit for each complete quarter, or $         per unit on an annualized basis. Quarterly distributions, if any, will be made within 60 days after the end of each quarter. This equates to an aggregate cash distribution of approximately $         million per quarter, or approximately $         million per year, based on the number of common and subordinated units expected to be outstanding immediately after completion of this offering. Our ability to make cash distributions at the minimum quarterly distribution rate will be subject to the factors described above under “—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.” In connection with the closing of this offering, we expect that the board of directors of our general partner will approve grants under our LTIP of phantom units (i) equal in value to approximately $6 million, in the aggregate, to officers of our general partner and its affiliates ($3.19 million of which will be granted to our general partner’s executive officers) and (ii) equal in value to approximately $250,000, in the aggregate, to our directors who are not employees or officers of our general partner. The phantom units granted to officers of our general partner and its affiliates will vest at the rate of 25% on each of the first four anniversaries of the date of grant and will be settled in our common units on the four year anniversary of the date of grant. Each phantom unit will contain a right to receive a payment for each vested phantom unit equal in value to any distributions made with respect to one of our common units after vesting and before settlement of that phantom unit, paid at the same time distributions are paid to our unitholders generally. Please read “Executive Compensation—Compensation Discussion and Analysis—Long-Term Incentive Plan.” The table below sets forth the number of common units and subordinated units that will be outstanding immediately after this offering, assuming that the underwriters do not exercise their option to purchase additional common units, and the cash available for distribution needed to pay the aggregate minimum quarterly distribution on all of such units for a single fiscal quarter and a four quarter period:

	Number of Units	Distributions
		One Quarter	Annualized
Publicly held common units (1)		$	$
Common units held by GPM and its affiliates (1)
Subordinated units held by GPM and its affiliates

Total		$	$

(1)	Does not include any common units that may be issued under the long-term incentive plan that our general partner is expected to adopt prior to the closing of this offering.

If the underwriters do not exercise their option to purchase additional common units, we will issue              common units to GPM or a wholly owned subsidiary of GPM at the expiration of the option period. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the public, and the remainder, if any, will be issued to GPM or a wholly owned subsidiary of GPM for no additional consideration. Accordingly, the exercise of the underwriters’ option will not affect the total number of units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units.

Our general partner will also hold our incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 50.0% of the cash we distribute in excess of $         per unit per quarter.

We will pay our distributions around the last business day of the month of each of February, May, August and November to holders of record on or about the 1st day of each such month. If the distribution date does not fall on a business day, we will make the distribution on the business day immediately preceding the indicated distribution date. We will adjust the quarterly distribution for the period from the closing of this offering through                     , 2015 based on the actual length of the period.

Subordinated Units

GPM will initially own, directly or indirectly, all of our subordinated units. The principal difference between our common units and subordinated units is that in any quarter during the subordination period, holders of the subordinated units will not be entitled to receive any distribution until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. To the extent that we do not pay the minimum quarterly distribution on our common units, our common unitholders will not be entitled to receive such payments in the future except during the subordination period. Subordinated units will not accrue arrearages.

To the extent that we have cash available for distribution in any future quarter during the subordination period in excess of the amount necessary to pay the minimum quarterly distribution to holders of our common units, we will use this excess cash to pay any distribution arrearages on the common units related to prior quarters before any cash distribution is made to holders of subordinated units. When the subordination period ends, all of the subordinated units will convert into an equal number of common units. Please read “How We Make Distributions to Our Partners—Subordination Period.”

Unaudited Pro Forma Cash Available for Distribution for the Year Ended December 31, 2014 and the Twelve Months Ended June 30, 2015

If we had completed the transactions contemplated in this prospectus on January 1, 2014, our unaudited pro forma cash available for distribution for the year ended December 31, 2014 and the twelve months ended June 30, 2015 would have been approximately $25.2 million and $25.3 million, respectively. This amount would have been sufficient to pay the full minimum quarterly distribution of $         per unit per quarter (or $         per unit on an annualized basis) on all of our common units and all of our subordinated units.

Our calculation of unaudited pro forma cash available for distribution includes incremental external general and administrative expenses that we expect to incur as a result of being a publicly traded partnership, including costs associated with SEC reporting requirements, tax return and Schedule K-1 preparation and distribution, independent auditor fees, investor relations activities, Sarbanes-Oxley Act compliance, stock exchange listing, registrar and transfer agent fees, incremental director and officer liability insurance and director compensation. We estimate that these incremental external general and administrative expenses initially will be approximately $2.0 million per year. Such expenses are not reflected in our unaudited pro forma financial statements.

Our unaudited pro forma financial statements, from which our unaudited pro forma cash available for distribution was derived, do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the dates indicated. Furthermore, cash available for distribution is a cash accounting concept, while our predecessor’s historical financial statements and our pro forma financial statements were prepared on an accrual basis. We derived the amounts of unaudited pro forma cash available for distribution stated above in the manner shown in the table below. As a result, the amount of unaudited pro forma cash available for distribution should only be viewed as a general indication of the amount of cash available for distribution that we might have generated had we been formed and completed the transactions contemplated in this prospectus in earlier periods.

Our unaudited pro forma financial statements were derived from the audited historical financial statements of our predecessor included elsewhere in this prospectus and our predecessor’s accounting records, which are also unaudited.

Our unaudited pro forma cash available for distribution included in the table below should be read together with “Summary—Summary Historical and Pro Forma Financial and Operating Data,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the audited historical financial statements of our predecessor and the unaudited pro forma financial statements included elsewhere in this prospectus.

The following tables illustrate our unaudited pro forma cash available for distribution for the year ended December 31, 2014 and the twelve months ended June 30, 2015. The footnotes to the table below provide additional information about the pro forma adjustments and should be read along with the table.

GPM Petroleum LP

Unaudited Pro Forma Cash Available for Distribution

	Year Ended December 31, 2014		Twelve Months Ended June 30, 2015
	(in thousands, except per unit data)
Revenues:
Fuel revenue (1)		$1,762,967		$1,497,830
Rental income		311		313

Total revenues		1,763,278		1,498,143

Gross profit:
Fuel revenue (1)		28,533		28,561
Rental income		311		313

Total gross profit		28,844		28,874

Operating expenses:
Store operating expense		30		30
Long-term incentive and equity compensation expense (2)		1,750		1,750
General and administrative		600		600
Depreciation and amortization (3)		487		487

Total operating expenses		2,867		2,867

Operating income		25,977		26,007
Interest expense, net (4)		1,373		1,372

Net income		$24,604		$24,635

Net income per common unit—basic and diluted (5)	$		$
Net income per subordinated unit—basic and diluted (5)	$		$
Adjustments to reconcile net income to Adjusted EBITDA:
Net income		$24,604		$24,635
Add:
Long-term incentive and equity compensation expense		1,750		1,750
Interest expense, net (4)		1,373		1,372
Depreciation and amortization (3)		487		487
Transaction costs (6)		—		—

Adjusted EBITDA (7)		$28,214		$28,244
Adjustments to reconcile Adjusted EBITDA to pro forma cash available for distribution:
Less:
Cash interest expense, net (4)		887		880
Incremental external general and administrative expense (8)		2,000		2,000
Maintenance capital expenditures (9)		90		90
Expansion capital expenditures (9)		—		—

Pro forma cash available for distribution		$25,237		$25,274

	Year Ended December 31, 2014	Twelve Months Ended June 30, 2015
(in thousands, except per unit data)
Cash distributions:
Distributions to public common unitholders (10)
Distributions to GPM and its affiliates—common units
Distributions to GPM and its affiliates—subordinated units

Total distributions

Excess	$

(1)	Pro forma fuel revenue reflects cost plus fixed margin net of excise taxes and inclusive of volume-based discounts. Pro forma gross profit generated from fuel revenue reflects the fixed fee of 4.5 cents per gallon purchased, with the exception of the sub-wholesalers and bulk purchasers which are historical margins. Additionally, pro forma volumes do not include sites that were open in 2014 that either subsequently closed or are scheduled to be closed within the next six months.
(2)	Represents expense associated with grants under our LTIP to (i) officers of our general partner and its affiliates and (ii) our general partner’s directors who are not employees or officers of our general partner. Please read “Executive Compensation—Compensation Discussion and Analysis—Long-Term Incentive Plan.”
(3)	Depreciation and amortization expenses relate to property and equipment and intangible assets, respectively.
(4)	Interest expense, net reflects the impact of interest incurred in connection with our assumption of the PNC Term Loan (as further described in Note 7 to our predecessor’s unaudited condensed consolidated financial statements for the six months ended June 30, 2015) to be contributed to us at the closing of this offering in the amount of $35.1 million. We have assumed an interest rate of 0.69% (LIBOR Rate as of June 30, 2015 plus 50 basis points). Also included is the interest (mostly unused fees) associated with the company line of credit and the $24.1 million affiliate loans (as further described in Note 3 to our predecessor’s unaudited condensed consolidated financial statements for the six months ended June 30, 2015) and projected accrued interest at time of payoff. Interest also includes the amortization of upfront commitment and legal fees associated with the new credit facilities for the company.
(5)	Pro forma net income per limited partner unit is determined by dividing the pro forma net income available to our common and subordinated unitholders by the number of common and subordinated units expected to be outstanding at the closing of the offering. For purposes of this calculation, we have assumed there will be common units and subordinated units outstanding and that we will make the minimum quarterly distribution on all of the common and subordinated units in every quarter of the periods presented.
(6)	Normal business operations of the predecessor exclude the effects of transaction costs, asset impairments, losses and gains on disposal of assets, and non-recurring activity, such as the termination of contingent considerations. For the pro forma period presented, such adjustments did not have an impact on the partnership’s pro forma operations.
(7)	Adjusted EBITDA is defined and reconciled to its most directly comparable financial measures calculated and presented in accordance with GAAP in “Summary—Non-GAAP Financial Measure.”
(8)	Reflects the incurrence of estimated incremental cash expenses associated with being a publicly traded partnership of approximately $2.0 million, including costs associated with SEC reporting requirements, tax return and Schedule K-1 preparation and distribution, independent auditor fees, investor relations activities, Sarbanes-Oxley Act compliance, stock exchange listing, registrar and transfer agent fees, incremental director and officer liability insurance and director compensation. The pro forma financial information provided elsewhere in this prospectus does not reflect this incremental expense.
(9)

Historically, our predecessor has not made a distinction between maintenance capital expenditures and expansion capital expenditures. Under our partnership agreement, maintenance capital expenditures are capital expenditures made to maintain our long-term operating income or operating capacity and expansion capital expenditures are capital expenditures that we expect will increase our operating income or operating capacity over the long term. Examples of maintenance capital expenditures are those made to maintain existing contract volumes, including payments to renew existing distribution contracts, or to maintain our real estate leased to third-party dealers in leasable condition, such as parking lot or roof replacement/renovation, or to replace equipment required to operate our existing business. In contrast, expansion capital expenditures are those made to acquire additional assets to grow our business, such as new distribution contracts or real estate. For the year ended December 31, 2014 and for the twelve months ended June 30, 2015, our pro forma capital expenditures totaled $0.1 million, which is less than the total capital expenditures incurred by our predecessor as we have excluded capital expenditures relating to assets of our predecessor that will not be contributed to us. We estimate that approximately $0.1 million of our pro forma capital expenditures were maintenance capital expenditures and that none of our pro forma capital expenditures were expansion capital expenditures.
(10)	Includes phantom units that we expect will be granted in connection with this offering. Please read “Executive Compensation–Compensation Discussion and Analysis–Long-Term Incentive Plan.”

Unaudited Estimated Cash Available for Distribution for the Twelve Months Ending December 31, 2016

We forecast that our unaudited cash available for distribution during the twelve months ending December 31, 2016 will be approximately $24.6 million. This amount would be sufficient to pay the full minimum quarterly distribution of $         per unit on all of our common units and subordinated units for each quarter in the twelve months ending December 31, 2016. We have not included in our historical presentation or our forecast the period beginning July 1, 2015 and ending December 31, 2015. We expect our results of operations during this period to be generally consistent with and not differ materially from the trends reflected in our results for the twelve months ended June 30, 2015 and projected for the forecast twelve-month period ending December 31, 2016. The assumed number of outstanding units upon which we have based our belief does not include any common units that may be issued under the long-term incentive plan that our general partner will adopt prior to the completion of this offering.

We are providing this forecast to supplement our predecessor’s historical and our pro forma financial statements in support of our belief that we will have sufficient cash available for distribution to pay the full minimum quarterly distribution on all of our common units and subordinated units for each quarter in the twelve months ending December 31, 2016. Please read “—Significant Forecast Assumptions” for further information as to the assumptions we have made for the forecast. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies” for information regarding the accounting policies we have followed for the forecast.

Our forecast reflects our judgment as of the date of this prospectus of the conditions we expect to exist and the course of action we expect to take during the twelve months ending December 31, 2016. We believe that we have a reasonable objective basis for these assumptions and that our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. If our forecasted results are not achieved, we may not be able to pay the minimum quarterly distribution or any other distribution on our common and subordinated units. The assumptions and estimates underlying the forecast are inherently uncertain and, although we consider them reasonable as of the date of this prospectus, they are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from forecasted results, including, among others, the risks and uncertainties described in “Risk Factors.” Accordingly, there can be no assurance that the forecast will be indicative of our future performance or that actual results will not differ materially from those presented in the forecast. Inclusion of the forecast in this prospectus should not be regarded as a representation by us, the underwriters or any other person that the results contained in the forecast will be achieved.

As a matter of course, we do not make public forecasts as to future revenues, earnings or other results. The forecast was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in our view, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, our expected future course of action and financial performance. However, this information is not necessarily indicative of future results.

Neither our independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to our forecast, nor have they expressed any opinion or any other form of assurance on our forecast or its achievability, and our independent auditors assume no responsibility for, and disclaim any association with, our forecast.

We do not undertake any obligation to release publicly any revisions or updates that we may make to the forecast or the assumptions used to prepare the forecast to reflect events or circumstances after the date of this prospectus. In light of this, the statement that we believe that we will have sufficient cash available for distribution to allow us to pay the full minimum quarterly distribution on all of our common and subordinated units for each quarter in the twelve months ending December 31, 2016 should not be regarded as a representation by us, the underwriters or any other person that we will make such distributions. Therefore, you are cautioned not to place undue reliance on this information.

The following table illustrates our estimated cash available for distribution for the twelve months ending December 31, 2016 and each of the four quarters in the twelve months ending December 31, 2016.

GPM Petroleum LP

Unaudited Estimated Cash Available for Distribution

	Three Months Ending								Twelve Months Ending December 31, 2016
	March 31, 2016		June 30, 2016		September 30, 2016		December 31, 2016
	(in thousands, except per unit data)
Revenues:
Fuel revenue		$274,129		$307,117		$315,929		$295,578		$1,192,753
Rental income		81		80		81		80		322

Total revenues		274,210		307,197		316,010		295,658		1,193,075

Gross profit:
Fuel revenue		6,384		7,161		7,380		6,906		27,831
Rental income		81		80		81		80		322

Total gross profit		6,465		7,241		7,461		6,986		28,153

Operating expenses:
Store operating expense		8		7		8		7		30
Long-term incentive and equity compensation expense		437		438		437		438		1,750
General and administrative		150		150		150		150		600
Depreciation and amortization		122		122		122		122		488

Total operating expenses		717		717		717		717		2,868

Operating income		5,748		6,524		6,744		6,269		25,285
Interest expense, net (1)		410		321		321		321		1,373

Net income		$5,338		$6,203		$6,423		$5,948		$23,912

Net income per common unit—basic and diluted (2)	$		$		$		$		$
Net income per subordinated unit—basic and diluted (2)	$		$		$		$		$
Adjustments to reconcile to net income to estimated Adjusted EBITDA:
Net Income		5,338		6,203		6,423		5,948		23,912
Add:
Long-term incentive and equity compensation expense		437		438		437		438		1,750
Interest expense, net (1)		410		321		321		321		1,373
Depreciation and amortization		122		122		122		122		488

Estimated Adjusted EBITDA (3)		$6,307		$7,084		$7,303		$6,829		$27,523

Adjustments to reconcile estimated Adjusted EBITDA to estimated cash available for distribution:
Less:
Cash interest expense, net (1)		287		198		198		198		881
Incremental external general and administrative expense (4)		500		500		500		500		2,000
Maintenance capital expenditures		22		23		23		22		90
Expansion capital expenditures		—		—		—		—		—

Estimated cash available for distribution		$5,498		$6,363		$6,582		$6,109		$24,552

Cash distributions:
Distributions to public common unitholders (5)
Distributions to GPM and its affiliates—common units
Distributions to GPM and its affiliates—subordinated units

Total distributions at the minimum distribution rate

Excess	$		$		$		$		$

(1)	Interest expense, net reflects the impact of interest incurred in connection with our assumption of the PNC Term Loan (as further described in Note 7 to our predecessor’s unaudited condensed consolidated financial statements for the six months ended June 30, 2015) to be contributed to us at the closing of this offering in the amount of $35.1 million. We have assumed an interest rate of 0.69% (LIBOR Rate as of June 30, 2015 plus 50 basis points). Also included is the interest (mostly unused fees) associated with the company line of credit and the $24.1 million affiliate loans (as further described in Note 3 to our predecessor’s unaudited condensed consolidated financial statements for the six months ended June 30, 2015) and projected accrued interest at time of payoff. Interest also includes the amortization of upfront commitment and legal fees associated with the new credit facilities for the company.
(2)	Pro forma net income per limited partner unit is determined by dividing the pro forma net income available to our common and subordinated unitholders by the number of common and subordinated units expected to be outstanding at the closing of the offering. For purposes of this calculation, we have assumed there will be common units and subordinated units outstanding.
(3)	Adjusted EBITDA is defined and reconciled to its most directly comparable financial measures calculated and presented in accordance with GAAP in “Summary—Non-GAAP Financial Measure.”
(4)	Includes estimated incremental cash expenses associated with being a publicly traded partnership of approximately $2.0 million, including costs associated with SEC reporting requirements, tax return and Schedule K-1 preparation and distribution, independent auditor fees, investor relations activities, Sarbanes-Oxley Act compliance, stock exchange listing, registrar and transfer agent fees, incremental director and officer liability insurance and director compensation.
(5)	Includes phantom units that we expect will be granted in connection with this offering. Please read “Executive Compensation–Compensation Discussion and Analysis–Long-Term Incentive Plan.”

Significant Forecast Assumptions

The forecast has been prepared by and is the responsibility of our management. Our forecast reflects our judgment as of the date of this prospectus of the conditions we expect to exist and the course of action we expect to take during the forecast period. While the assumptions disclosed in this prospectus are not all-inclusive, the assumptions listed are those that we believe are significant to our forecasted results of operations. We believe we have a reasonable objective basis for these assumptions. We believe that our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. There will likely be differences between our forecast and the actual results, and those differences could be material. If our forecast is not achieved, we may not be able to pay cash distributions on our common units at the minimum distribution rate or at all.

General Considerations and Risks

•

The volume of motor fuel delivered is the primary factor that will influence whether the amount of cash available for distribution for the twelve months ending December 31, 2016 is above or below our forecast.

•

Our total volume of fuel sold can be impacted by material changes to prices paid by consumers at the pump. While our overall and average per-store volumes have been consistent over time, significant increases in fuel prices or significant economic contraction in the areas in which we operate could materially and adversely impact the volumes of motor fuel we sell. A 10% decline in our estimated volumes distributed to our customers on a pro rata basis for the twelve months ending December 31, 2016 would result in a decline of approximately $2.8 million in Adjusted EBITDA and cash available for distribution for the forecast period, assuming motor fuel prices and all other variables are held constant.

•

Because our motor fuel distribution business is primarily a fee-based business, the overall level of motor fuel prices has a limited effect on our gross profit per gallon. The profit margin we earn on gallons we sell to GPM is fixed under the GPM Distribution Contracts and sales to sub-wholesalers, while the profit margin we earn on gallons sold to bulk purchasers can vary with the cost of fuel. We estimate that if our projected average motor fuel cost of $1.87 per gallon

(excluding excise taxes) for the twelve months ending December 31, 2016 increased or decreased by $0.10, this would have no impact on Adjusted EBITDA and cash available for the forecast period, assuming no changes to estimated volumes for the forecast period, due the fact that this class of customer only represents 0.16% of our forecasted volume. Although we have not assumed any significant changes in volumes for purposes of this sensitivity analysis, we believe demand for motor fuel would decrease if there were a material increase in the price of motor fuel. Please read “Risk Factors—Risks Inherent in Our Business—Our financial condition and results of operations are influenced by changes in the prices of motor fuel, which may adversely impact our margins, our customers’ financial condition and the availability of trade credit.”

•

The decrease in gallons sold during the forecast period, as compared to the base period, is primarily a result of a change in strategic pricing associated with the Road Ranger Acquisition. This accounted for a 10% recent and projected drop in gallons at Road Ranger locations during the forecast period. Additionally, we anticipate closing four sites later this year primarily due to underperformance and have assumed a slight decrease in demand in line with overall industry trends.

Revenues and Gross Profit

We forecast that our total revenues and gross profit for the twelve months ending December 31, 2016, or the “forecast period,” will be $1.2 billion and $28.2 million, respectively, as compared to $1.5 billion and $28.9 million, respectively, on a pro forma basis for the twelve months ended June 30, 2015, or the “base period.” We estimate that we will distribute 623.9 million gallons of motor fuel for the forecast period, as compared to 638.8 million gallons we distributed for the base period. We anticipate that the profit margin per gallon of motor fuel we distribute will be similar during the forecast period to the profit margin we would have earned on a pro forma basis during the base period. Our revenue forecast is based primarily on the following assumptions:

Motor Fuel Revenues and Gross Profit

•

Revenues and Gross Profit from Fuel Sales to GPM. Based on our volume and cost per gallon estimates for the forecast period and our fixed profit margin on fuel sales to GPM under the GPM Distribution Contracts, we forecast that our motor fuel distribution revenues and gross profit from fuel sales to GPM will be $1.2 billion and $27.8 million, respectively, for the forecast period, as compared to $1.5 billion and $28.5 million, respectively, on a pro forma basis for the base period.

•

Volumes to GPM. We estimate that we will distribute 616.9 million gallons of motor fuel to GPM during the forecast period, as compared to the 632.4 million gallons we distributed to GPM on a pro forma basis for the base period. This volume estimate is based on the following assumptions:

•

We will distribute motor fuel to GPM for GPM to sell at 621 controlled convenience stores, to 62 independent and lessee dealers and at 42 consignment locations during the forecast period, as compared to 625 convenience stores, 65 independent and lessee dealers and 41 consignment locations during the base period.

•

Commodity Prices. We have assumed that our average weighted cost to purchase each gallon of motor fuel sold to GPM during the forecast period will be $1.87 per gallon, which is equal to our average cost of motor fuel sold to GPM on a pro forma basis sold for the first six months of 2015.

•

Profit Margin from Sales to GPM. Our profit margin on sales to GPM is fixed at 4.5 cents per gallon under the GPM Distribution Contracts. We have added the fixed profit margin set forth in the GPM Distribution Contracts to the average cost per gallon to calculate our assumed revenue per gallon of motor fuel sold. Because we receive a fixed fee for all volumes distributed to GPM, the overall level of motor fuel prices has no direct effect on our profit margin per gallon of motor fuel sold to GPM.

•

Revenues and Gross Profit from Fuel Sales to Sub-wholesalers and Bulk Purchasers. Based on our volume and cost estimates for the forecast period, we forecast that our motor fuel distribution revenues and gross profit from fuel sales to sub-wholesalers and bulk purchasers will be $12.9 million and $0.01 million, respectively, for the forecast period, as compared to $14.1 million and $0.01 million, respectively, on a pro forma basis for the base period.

•

Volumes to Sub-wholesalers and bulk purchasers. We estimate that we will distribute 7.0 million gallons of motor fuel to sub-wholesalers and bulk purchasers during the forecast period, compared to the 6.4 million gallons we distributed to sub-wholesalers and bulk purchasers for the base period.

•

Commodity Prices. We have assumed that our average weighted cost to purchase each gallon of motor fuel sold to sub-wholesalers and bulk purchasers during the forecast period will be $1.84 per gallon, which is equal to our average cost of motor fuel sold to sub-wholesalers and bulk purchasers on a pro forma basis sold for the first six months of 2015.

•

Profit Margin from Sales to Sub-wholesalers and bulk purchasers. The profit margin we earn on gallons sold to our sub-wholesalers and bulk purchasers can vary with the cost of fuel. We have assumed that our profit margin per gallon of motor fuel sold to sub-wholesalers and bulk purchasers will be 1.00 cent per gallon for the forecast period, compared to 1.58 cents per gallon for the base period and consistent with our commodity price assumptions for the forecast period.

Rental Income

•	Rental Income from GPM. We have not historically received any rental income from GPM and do not expect to receive any rental income from GPM in the forecast period.

•

Rental Income from Third Parties. We estimate that our rental income from third parties will be $0.3 million during the forecast period, which is the same as it would have been on a pro forma basis during the base period. This estimated rental income is based primarily on the expectation that we will lease the same six sites to lessee dealers during the forecast period on the same terms as we leased to lessee dealers during 2014.

Long-term Incentive and Equity Compensation Expenses

In connection with the closing of this offering, we expect that the board of directors of our general partner will approve grants under our LTIP of phantom units (i) equal in value to approximately $6 million, in the aggregate, to our general partner’s officers ($3.19 million of which will be granted to our general partner’s executive officers) and (ii) equal in value to approximately $250,000 to our directors who are not employees or officers of our general partner. The phantom units granted to officers of our general partner and its affiliates will vest at the rate of 25% on each of the first four anniversaries of the date of grant and will be settled in our common units on the four year anniversary of the date of grant. Each phantom unit will contain a right to receive a payment for each vested phantom unit equal in value to any distributions made with respect to one of our common units after vesting and before settlement of that phantom unit, paid at the same time distributions are paid to our unitholders generally. Please read “Executive Compensation—Compensation Discussion and Analysis—Long-Term Incentive Plan.” For purposes of our forecast, we have assumed such grants have been approved and that no other phantom unit awards are granted during the period.

General and Administrative Expenses

We estimate that continuing general and administrative (“G&A”) expenses for the forecast period will be approximately $0.6 million, compared to $0.6 million on a pro forma basis for the base period. Our forecast for continuing G&A expense was developed by reference to our G&A expense during the base period, on a pro forma basis, excluding certain non-recurring or unusually large items and our reimbursement obligations to GPM pursuant to our omnibus agreement, including the $0.5 million fixed annual fee. Please read “Certain Relationships and Related Transactions.” Our forecast also reflects the approximately $2.0 million of incremental G&A expenses that we expect to incur as a result of being a publicly traded partnership, including costs associated with SEC reporting requirements, tax return and Schedule K-1 preparation and distribution, independent auditor fees, investor relations activities, Sarbanes-Oxley Act compliance, stock exchange listing, registrar and transfer agent fees, incremental director and officer liability insurance and director compensation. Combining $0.6 million of continuing G&A expense with our expected $2.0 million of incremental G&A expense results in a total of $2.6 million of G&A expense in the forecast period.

Depreciation and Amortization

We estimate that depreciation and amortization will remain at $0.5 million for the forecast period compared to the base period. Forecasted depreciation and amortization expense reflects management’s estimates, which are based on consistent average depreciable asset lives and depreciation methodologies, taking into account forecasted capital expenditures described below We have assumed that the average depreciable asset lives are 30 years for buildings and seven years for equipment.

Capital Expenditures

We estimate that total capital expenditures for the forecast period will be approximately $0.1 million, as compared to $0.1 million for the base period, primarily to maintain the six convenience store properties that we own and lease to third parties.

Financing

We estimate that interest expense will be approximately $1.5 million for the forecast period as compared to $1.4 million for the base period. Our interest expense is based on the following financing assumptions:

•	$ million of proceeds from this offering will be invested in U.S. Treasury or other investment grade securities.

•

We will assume the PNC Term Loan to be contributed to us at the closing of this offering in the amount of $35.1 million (as further described in Note 7 to our predecessor’s unaudited condensed consolidated financial statements for the six months ended June 30, 2015). We have assumed an interest rate of 0.69% (LIBOR rate as of June 30, 2015 plus 50 basis points).

•

We will incur a one-time expense of $0.1 million in connection with our assumption and payoff of $24.1 million of the two affiliate loans (as further described in Note 3 to our predecessor’s unaudited condensed consolidated financial statements for the six months ended June 30, 2015).

•

Borrowings under our new term loan facility will bear an average interest rate of 0.69%. This rate is based on LIBOR rate as of June 30, 2015 plus 50 basis points. We forecast that we will have $10.0 million of borrowings outstanding under this facility during the forecast period.

•

Borrowings under our new revolving credit facility will bear an average interest rate of 2.69%. This rate is based on LIBOR rate as of June 30, 2015 plus 250 basis points. We forecast that we will have an average of $3.0 million of borrowings outstanding under this facility during the forecast period.

•	Our debt levels during the forecast period will not exceed the amounts described above.

Regulatory, Industry and Economic Factors

Our estimated results of operations for the forecast period are based on the following assumptions related to regulatory, industry and economic factors:

•	no material nonperformance or credit-related defaults by suppliers, GPM, dealers or our other customers;

•

no new federal, state or local regulation, or interpretation of existing regulation, of the portions of the motor fuels industry in which we operate that in either case will be materially adverse to our business or our customers’ or suppliers’ businesses;

•	no material adverse effects to our business, industry or our customers’ or suppliers’ businesses on account of natural disasters;

•	no material adverse change resulting from supply disruptions or reduced demand for motor fuels; and

•	no material adverse changes in market, regulatory and overall economic conditions.

Actual results could vary significantly from the foregoing assumptions. Please read “Risk Factors—Risks Inherent in Our Business—The assumptions underlying our forecast of our available cash included in “Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results and amounts to differ materially from our estimates.”

HOW WE MAKE DISTRIBUTIONS TO OUR PARTNERS

General

Cash Distribution Policy

Our partnership agreement provides that our general partner will make a determination as to whether to make a distribution, but our partnership agreement does not require us to pay distributions at any time or in any amount. Instead, the board of directors of our general partner will adopt a cash distribution policy to be effective as of the closing of this offering that will set forth our general partner’s intention with respect to the distributions to be made to unitholders. Pursuant to our cash distribution policy, within 60 days after the end of each quarter, beginning with the quarter ending                     , 2015, we intend to distribute to the holders of common and subordinated units on a quarterly basis at least the minimum quarterly distribution of $     per unit, or $         on an annualized basis, to the extent we have sufficient cash after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. We will prorate the distribution for the period after the closing of the offering through             , 2015.

The board of directors of our general partner may change the foregoing distribution policy at any time and from time to time, and even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner. Our partnership agreement does not contain a requirement for us to pay distributions to our unitholders, and there is no guarantee that we will pay the minimum quarterly distribution, or any distribution, on the units in any quarter. However, our partnership agreement does contain provisions intended to motivate our general partner to make steady, increasing and sustainable distributions over time.

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Operating Surplus and Capital Surplus

General

All cash distributed to unitholders will be characterized as being paid from either “operating surplus” or “capital surplus.” Distributions from operating surplus are made differently than cash distributions that we would make from capital surplus. Operating surplus distributions will be made to our unitholders and, if we make quarterly distributions above the first target distribution level described below, to the holder of our incentive distribution rights. We do not anticipate that we will make any distributions from capital surplus. In such an event, however, any capital surplus distribution would be made pro rata to all unitholders, but the holder of the incentive distribution rights would generally not participate in any capital surplus distributions with respect to those rights. Any distribution of capital surplus would result in a reduction of the minimum quarterly distribution and target distribution levels and, if we reduce the minimum quarterly distribution to zero and eliminate any unpaid arrearages, thereafter capital surplus would be distributed as if it were operating surplus and the incentive distribution rights would thereafter be entitled to participate in such distributions. Please read “—Distributions From Capital Surplus.”

Operating Surplus

We define operating surplus as:

•	$ million (as described below); plus

•

all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined below), provided that cash receipts from the termination of any hedge contract prior to its stipulated settlement or termination date will be included in equal quarterly installments over the remaining scheduled life of such hedge contract had it not been terminated; plus

•	working capital borrowings or amounts available for working capital borrowings made after the end of a period but on or before the date of distribution of operating surplus for that period; plus

•

cash distributions paid on equity issued (including incremental distributions on incentive distribution rights), other than equity issued in this offering, to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, acquisition or improvement of a capital asset until the earlier to occur of the date the capital asset commences commercial service and the date that it is abandoned or disposed of; plus

•

cash distributions paid on equity issued (including incremental distributions on incentive distribution rights), other than equity issued in this offering, to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance the expansion capital expenditures referred to above, in each case, in respect of the period from the date that we enter into a binding obligation to commence the construction, acquisition or improvement of a capital asset until the earlier to occur of the date the capital asset is placed in service and the date that it is abandoned or disposed of; plus

•	an amount equal to the payables assumed by us in connection with this offering, less

•	all of our operating expenditures (as defined below) after the closing of this offering; less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within twelve months after having been incurred, or repaid within such twelve-month period with the proceeds of additional working capital borrowings; less

•	any cash loss realized on the disposition of an investment capital expenditure.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders and is not limited to cash generated by our operations. For example, it includes a basket of $         million that will enable us, if we choose, to distribute as operating surplus up to that amount of cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including certain cash distributions on equity interests in operating surplus, as described above, will be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to that amount of cash that we receive from non-operating sources.

The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures, as described below, and thus reduce operating surplus when made. However, if a working capital borrowing is not repaid during the twelve-month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it will be excluded from operating expenditures because operating surplus will have been previously reduced by the deemed repayment.

We define operating expenditures as all of our cash expenditures, including, but not limited to, taxes, reimbursement of expenses to our general partner or its affiliates, payments made in the ordinary course of business under interest rate hedge agreements or commodity hedge agreements (provided that (1) payments made in connection with the initial purchase of an interest rate hedge contract or a commodity hedge contract will be amortized over the life of the applicable interest rate hedge contract or commodity hedge contract and (2) payments made in connection with the termination of any interest rate hedge contract or commodity hedge contract prior to its stipulated settlement or termination date will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such contract), compensation of officers, directors and employees of our general partner, repayment of working capital borrowings, debt service payments and maintenance capital expenditures (as discussed in further detail below), provided that operating expenditures will not include:

•	repayment of working capital borrowings deducted from operating surplus pursuant to the penultimate bullet point of the definition of operating surplus above when such repayment actually occurs;

•	payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness other than working capital borrowings;

•	expansion capital expenditures;

•	investment capital expenditures;

•	payment of transaction expenses relating to interim capital transactions;

•	distributions to our partners (including distributions in respect of our incentive distribution rights); or

•	repurchases of equity interests (other than repurchases to satisfy obligations under employee benefit plans) or reimbursements of our general partner for such purchases.

Interim Capital Transactions

We define cash from interim capital transactions to include proceeds from:

•	borrowings other than working capital borrowings;

•	sales of our equity and debt securities; and

•

sales or other dispositions of assets, other than inventory, accounts receivable and other assets sold in the ordinary course of business or assets sold or disposed of as part of normal retirement or replacement of assets.

Capital Surplus

Capital surplus is defined as any cash distributed in excess of our operating surplus. Although the cash proceeds from interim capital transactions do not increase operating surplus, all cash distributed from whatever source is deemed to be from operating surplus until cumulative cash distributed exceeds cumulative operating surplus. Thereafter, all cash distributed is deemed to be from capital surplus to the extent it continues to exceed cumulative operating surplus.

Characterization of Cash Distributions

Our partnership agreement provides that we treat all cash distributed by us as coming from operating surplus until the sum of all cash distributed since the closing of this offering equals the operating surplus from the closing of this offering through the end of the quarter immediately preceding that distribution. Our partnership agreement provides that we treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As described above, operating surplus includes a basket of $         million, and therefore does not reflect actual cash on hand that is available for distribution to our unitholders. Rather, this provision will enable us, if we choose, to distribute as operating surplus up to that amount of cash we receive in the future from interim capital transactions that would otherwise be distributed as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Capital Expenditures

Maintenance capital expenditures reduce operating surplus, but expansion capital expenditures and investment capital expenditures do not. Under our partnership agreement, maintenance capital expenditures are capital expenditures made to maintain our long-term operating income or operating capacity, while expansion capital expenditures are capital expenditures that we expect will increase our operating income or operating capacity over the long term. Examples of maintenance capital expenditures are those made to maintain existing contract volumes or renew existing distribution contracts or maintain our real estate leased to third party dealers in leasable condition. Maintenance capital expenditures will also include interest (and related fees) on debt incurred and distributions in respect of equity issued (including incremental distributions on incentive distribution rights), other than equity issued in this offering, to finance all or any portion of the construction or development of a replacement asset that are paid in respect of the period that begins when we enter into a binding obligation to commence construction or development of a replacement asset and ending on the earlier to occur of the date that such replacement asset commences commercial service and the date that it is abandoned or disposed of. Capital expenditures made solely for investment purposes will not be considered maintenance capital expenditures.

Expansion capital expenditures are capital expenditures made to increase our operating capacity over the long term. Examples of expansion capital expenditures include the acquisition of new properties or equipment, to the extent such capital expenditures are expected to expand our long-term operating capacity. Expansion capital expenditures will also include interest (and related fees) on debt incurred and distributions in respect of equity issued (including incremental distributions on incentive distribution rights) to finance all or any portion of the construction of a capital improvement paid in respect of the period that commences when we enter into a binding obligation to commence construction of a capital improvement and ending on the earlier to occur of the date such capital improvement commences commercial service and the date that it is disposed of or abandoned. Capital expenditures made solely for investment purposes will not be considered expansion capital expenditures.

Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures. Investment capital expenditures largely will consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes or the development of assets that are in excess of those needed for the maintenance of our existing operating capacity, but which are not expected to expand, for more than the short term, our operating capacity.

As described above, neither investment capital expenditures nor expansion capital expenditures are included in operating expenditures, and thus will not reduce operating surplus. Because expansion capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of the construction, acquisition or development of a capital improvement during the period that begins when we enter into a binding obligation to commence construction, acquisition or development of a capital improvement and ending on the earlier to occur of the date such capital improvement commences commercial service and the date that it is abandoned or disposed of, such interest payments also do not reduce operating surplus. Losses on the disposition of an investment capital expenditure will reduce operating surplus when realized and cash receipts from an investment capital expenditure will be treated as a cash receipt for purposes of calculating operating surplus only to the extent the cash receipt is a return on principal.

Capital expenditures that are made in part for maintenance capital purposes, investment capital purposes and/or expansion capital purposes will be allocated as maintenance capital expenditures, investment capital expenditures or expansion capital expenditure by our general partner.

Subordination Period

General

Our partnership agreement provides that, during the subordination period (which we define below), the common units will have the right to receive distributions from operating surplus each quarter in an amount equal to $         per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions from operating surplus may be made on the subordinated units. These units are deemed “subordinated” because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions from operating surplus until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that during the subordination period there will be sufficient cash from operating surplus to pay the minimum quarterly distribution on the common units. GPM will initially own, directly or indirectly, all of our subordinated units.

Determination of Subordination Period

Except as described below, the subordination period will begin on the closing date of this offering and expire on the first business day after a distribution to unitholders has been made in respect of any quarter, beginning with the quarter ending on or after                     , 2018, if each of the following has occurred:

•

distributions from operating surplus on each of the outstanding common and subordinated units equaled or exceeded the annualized minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•

the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common and subordinated units during those periods on a fully diluted, weighted-average basis; and

•	there are no arrearages in the payment of the minimum quarterly distribution on the common units.

Early Termination of Subordination Period

Notwithstanding the foregoing, the subordination period will automatically terminate on the first business day after a distribution to unitholders has been made in respect of any quarter, if each of the following has occurred:

•

distributions from operating surplus on each of the outstanding common and subordinated units exceeded $         (150.0% of the annualized minimum quarterly distribution) for the four-quarter period immediately preceding that date;

•

the “adjusted operating surplus” (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of (i) $         (150.0% of the annualized minimum quarterly distribution) on all of the outstanding common and subordinated units during that period on a fully diluted, weighted-average basis and (ii) the distributions made on the incentive distribution rights; and

•	there are no arrearages in the payment of the minimum quarterly distribution on the common units.

In addition, if the unitholders remove our general partner other than for cause:

•

the subordinated units held by any person will immediately and automatically convert into common units on a one-for-one basis, provided (i) neither such person nor any of its affiliates voted any of its units in favor of the removal and (ii) such person is not an affiliate of the successor general partner; and

•	if all of the subordinated units convert pursuant to the foregoing, all cumulative common unit arrearages on the common units will be extinguished and the subordination period will end.

Effect of Expiration of the Subordination Period

When the subordination period ends, each outstanding subordinated unit will convert into one common unit and will then participate pro-rata with the other common units in distributions.

Adjusted Operating Surplus

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net changes in working capital borrowings and net changes in reserves of cash established in prior periods. Adjusted operating surplus consists of:

•

operating surplus generated with respect to that period (excluding any amount attributable to the item described in the first bullet point under “—Operating Surplus and Capital Surplus—Operating Surplus” above); less

•	any net increase in working capital borrowings with respect to that period; less

•	any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium; plus

•

any net decrease made in subsequent periods in cash reserves for operating expenditures initially established with respect to such period to the extent such decrease results in a reduction of adjusted operating surplus in subsequent periods pursuant to the third bullet point above.

Distributions From Operating Surplus During the Subordination Period

Our partnership agreement requires that we make distributions from operating surplus for any quarter during the subordination period in the following manner:

•	first, to the common unitholders, pro rata, until we distribute for each common unit an amount equal to the minimum quarterly distribution for that quarter;

•

second, to the common unitholders, pro rata, until we distribute for each common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•	third, to the subordinated unitholders, pro rata, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—Incentive Distribution Rights” below.

The preceding discussion is based on the assumption that we do not issue additional classes of equity interests.

Distributions From Operating Surplus After the Subordination Period

Our partnership agreement requires that we make distributions from operating surplus for any quarter after the subordination period in the following manner:

•	first, to the common unitholders, pro rata, until we distribute for each common unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—Incentive Distribution Rights” below.

The preceding discussion is based on the assumption that we do not issue additional classes of equity interests.

General Partner Interest

Our general partner owns a 0.0% non-economic general partner interest in us, which does not entitle it to receive cash distributions. However, our general partner owns the incentive distribution rights and may in the future own common units or other equity interests in us, and will be entitled to receive distributions on such interests.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage (15.0%, 25.0% and 50.0%) of quarterly distributions of cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Upon the closing of this offering, our general partner will hold all of our incentive distribution rights, but may transfer these rights, subject to the restrictions set forth in the partnership agreement.

The following discussion assumes that there are no arrearages on the common units and that our general partner continues to own the incentive distribution rights.

If for any quarter:

•	we have distributed cash from operating surplus to the common and any subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•

if such quarter is during the subordination period, we have distributed cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in the payment of the minimum quarterly distribution;

then we will make additional distributions from operating surplus for that quarter among the unitholders and our general partner (in its capacity as the holder of our incentive distribution rights) in the following manner:

•	first, to all unitholders, pro rata, until each unitholder receives a total of $ per unit for that quarter (the “first target distribution”);

•

second, 85.0% to all unitholders, pro rata, and 15.0% to our general partner (in its capacity as the holder of our incentive distribution rights), until each unitholder receives a total of $         per unit for that quarter (the “second target distribution”);

•

third, 75.0% to all unitholders, pro rata, and 25.0% to our general partner (in its capacity as the holder of our incentive distribution rights), until each unitholder receives a total of $         per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to our general partner (in its capacity as the holder of our incentive distribution rights).

Percentage Allocations of Distributions From Operating Surplus

The following table illustrates the percentage allocations of distributions from operating surplus between our unitholders and our general partner (in its capacity as the holder of our incentive distribution rights) based on the specified target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of our general partner (in its capacity as the holder of our incentive distribution rights) and our unitholders in any distributions from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Per Common Unit and Subordinated Unit.” The percentage interests shown for our unitholders and our general partner (in its capacity as the holder of our incentive distribution rights) for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner (in its capacity as the holder of our incentive distribution rights) assume that our general partner has not transferred its incentive distribution rights and that there are no arrearages on common units.

	Total Quarterly Distribution Per Common Unit and Subordinated Unit		Marginal Percentage Interest in Distributions
			Unitholders		General Partner (in its Capacity as the Holder of Our Incentive Distribution Rights)
Minimum Quarterly Distribution	$			%	—
First Target Distribution	above $	up to $		%		%
Second Target Distribution	above $	up to $		%		%
Third Target Distribution	above $	up to $		%		%
Thereafter	above $			%		%

Our General Partner’s Right to Reset Incentive Distribution Levels

Our general partner, as the initial holder of our incentive distribution rights, has the right under our partnership agreement to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and target distribution levels upon which the incentive distribution payments to our general partner would be based. If our general partner transfers all or a portion of our incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. The following discussion assumes that our general partner holds all of the incentive distribution rights at the time that a reset election is made. The right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions are based may be exercised, without approval of our unitholders or the conflicts committee of the board of directors of our general partner, at any time when there are no subordinated units outstanding and we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for each of the four most recently completed fiscal quarters (and the amount of each such distribution did not exceed adjusted operating surplus for such quarter). The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that there will be no incentive distributions paid under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our general partner.

In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target distributions prior to the reset, our general partner will be entitled to receive a number of newly issued common units based on a predetermined formula described below that takes into account the “cash parity” value of the average of the cash distributions related to the incentive distribution rights received by our general partner for the two quarters prior to the reset event as compared to the average of the cash distributions per common unit during this period.

The number of common units that our general partner would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to the quotient determined by dividing (x) the amount of cash distributions received by our general partner in respect of its incentive distribution rights during the fiscal quarter ended immediately prior to the date of such reset election by (y) the cash distributed per common unit during such quarter.

Following a reset election, the minimum quarterly distribution amount will be reset to an amount equal to the cash distribution amount per common unit for the fiscal quarter immediately preceding the reset election (which amount we refer to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that we would make distributions from operating surplus for each quarter thereafter, after payment of the reset minimum quarterly distribution, as follows:

•	first, to all unitholders, pro rata, until each unitholder receives an amount per unit equal to 115.0% of the reset minimum quarterly distribution for that quarter;

•

second, 85.0% to all unitholders, pro rata, and 15.0% to our general partner (in its capacity as the holder of our incentive distribution rights), until each unitholder receives an amount per unit equal to 125.0% of the reset minimum quarterly distribution for the quarter;

•

third, 75.0% to all unitholders, pro rata, and 25.0% to our general partner (in its capacity as the holder of our incentive distribution rights), until each unitholder receives an amount per unit equal to 150.0% of the reset minimum quarterly distribution for the quarter; and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to our general partner (in its capacity as the holder of our incentive distribution rights).

The following table illustrates the percentage allocation of distributions from operating surplus between the unitholders and our general partner (in its capacity as the holder of our incentive distribution rights) at various cash distribution levels (1) pursuant to the cash distribution provisions of our partnership agreement in effect at the closing of this offering, as well as (2) following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the quarterly cash distribution amount per common unit during the fiscal quarter immediately preceding the reset election was $        .

	Quarterly Distribution Per Unit Prior to Reset		Marginal Percentage Interest in Distributions		Quarterly Distribution Per Unit Following Hypothetical Reset
			Unitholders	General Partner (in its Capacity as the Holder of Our Incentive Distribution Rights)
Minimum Quarterly Distribution	$		100.0%	—	$	(1)
First Target Distribution	above $	up to $	100.0%	—	above $ (1)	up to $ (2)
Second Target Distribution	above $	up to $	85.0%	15.0%	above $ (2)	up to $ (3)
Third Target Distribution	above $	up to $	75.0%	25.0%	above $ (3)	up to $ (4)
Thereafter	above $		50.0%	50.0%	above $ (4)

(1)	This amount is equal to the hypothetical reset minimum quarterly distribution.
(2)	This amount is 115.0% of the hypothetical reset minimum quarterly distribution.
(3)	This amount is 125.0% of the hypothetical reset minimum quarterly distribution.
(4)	This amount is 150.0% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of distributions from operating surplus that would be distributed to the unitholders and our general partner (in its capacity as the holder of our incentive distribution rights), based on the amount distributed for the quarter immediately prior to the reset. The table assumes that immediately prior to the reset there would be                      common units outstanding, and the quarterly cash distribution amount made per common unit for the fiscal quarter immediately preceding the reset would be $        .

	Quarterly Distribution Per Unit Prior to Reset		Cash Distributions to Common Unitholders Prior to Reset	Cash Distributions to Our General Partner (in Its Capacity as the Holder of Our Incentive Distribution Rights) Prior to Reset	Total Distributions
Minimum Quarterly Distribution	$		$	$	$
First Target Distribution	above $	up to $
Second Target Distribution	above $	up to $
Third Target Distribution	above $	up to $

Thereafter	above $		$	$	$

The following table illustrates the total amount of distributions from operating surplus that would be distributed to the unitholders and our general partner (in its capacity as the holder of our incentive distribution rights), with respect to the quarter in which the reset occurs. The table reflects that as a result of the reset there would be              common units outstanding, and the distribution to each common unit would be $        . The number of common units to be issued to our general partner (in its capacity as the holder of our incentive distribution rights) upon the reset was calculated by dividing (1) the aggregate cash distribution received by our general partner (in its capacity as the holder of our incentive distribution rights) for the quarter immediately prior to the reset as shown in the table above, or $        , by (2) the cash distribution made on each common unit for the quarter immediately prior to the reset as shown in the table above, or $        .

	Quarterly Distribution Per Unit Prior to Reset			Cash Distributions to Common Unitholders After Reset	Cash Distributions to Our General Partner After Reset			Total Distributions
					New Common Units	Incentive Distribution Rights	Total
Minimum Quarterly Distribution	$			$	$	$	$	$
First Target Distribution		above $	up to $
Second Target Distribution		above $	up to $
Third Target Distribution		above $	up to $

Thereafter		above $		$	$	$	$	$

Our general partner will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the prior four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

Distributions From Capital Surplus

How Distributions From Capital Surplus Will Be Made

Our partnership agreement requires that we make distributions from capital surplus, if any, in the following manner:

•	first, to all unitholders, pro rata, until the minimum quarterly distribution level has been reduced to zero as described below;

•

second, to the common unitholders, pro rata, until we distribute for each common unit an amount from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	thereafter, we will make all distributions from capital surplus as if they were from operating surplus.

The preceding paragraph assumes that we do not issue additional classes of equity interests.

Effect of a Distribution From Capital Surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion that the distribution had to the fair market value of the common units immediately prior to the announcement of the distribution (or the average of the closing prices for the 20 consecutive trading days immediately prior to the ex-dividend date). Because distributions of capital surplus will reduce the minimum quarterly distribution and target distribution levels after any of these distributions are made, it may be easier for our general partner (in its capacity as the holder of our incentive distribution rights) to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we distribute capital surplus on a unit issued in this offering in an amount equal to the initial unit price, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels will be reduced to zero. Our partnership agreement specifies that we will then make all future distributions from operating surplus, with 50.0% being paid to our unitholders and 50.0% to our general partner (in its capacity as the holder of our incentive distribution rights). This percentage interest for our general partner assumes that our general partner has not transferred the incentive distribution rights.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our common units into fewer common units or subdivide our common units into a greater number of common units, our partnership agreement specifies that the following items will be proportionately adjusted:

•	the minimum quarterly distribution;

•	the target distribution levels;

•	the unrecovered initial unit price;

•	the per unit amount of any outstanding arrearages in payment of the minimum quarterly distribution on the common units; and

•	the number of common units into which a subordinated unit is convertible.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, each target distribution level and the unrecovered initial unit price would be reduced to 50.0% of its initial level, and each subordinated unit would be convertible into two subordinated units. Our partnership agreement provides that we will not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted by a governmental taxing authority, so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels for each quarter may, in the sole discretion of the general partner, be reduced by multiplying each distribution level by a fraction, the numerator of which is cash available for distribution for that quarter (reduced by the amount of the estimated tax liability for such quarter) and the denominator of which is the sum of cash available for distribution for that quarter before any adjustment for estimated taxes. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

General

If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and the holders of the incentive distribution rights, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of common units to a preference over the holders of subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the common unitholders to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights.

Manner of Adjustments for Gain

The manner of the adjustment for gain is set forth in our partnership agreement. If our liquidation occurs before the end of the subordination period, we will generally allocate any gain to our partners in the following manner:

•

first, to the common unitholders, pro rata, until the capital account for each common unit is equal to the sum of: (1) the unrecovered initial unit price; (2) the unpaid amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and (3) any unpaid arrearages in payment of the minimum quarterly distribution;

•

second, to the subordinated unitholders, pro rata, until the capital account for each subordinated unit is equal to the sum of: (1) the unrecovered initial unit price; and (2) the unpaid amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•

third, to all unitholders, pro rata, until we allocate under this paragraph an amount per unit equal to: (1) the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions from operating surplus in excess of the minimum quarterly distribution per unit that we distributed to the unitholders, pro rata, for each quarter of our existence;

•

fourth, 85.0% to all unitholders, pro rata, and 15.0% to our general partner (in its capacity as the holder of our incentive distribution rights), until we allocate under this paragraph an amount per unit equal to: (1) the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions from operating surplus in excess of the first target distribution per unit that we distributed 85.0% to the unitholders, pro rata, and 15.0% to our general partner (in its capacity as the holder of our incentive distribution rights) for each quarter of our existence;

•

fifth, 75.0% to all unitholders, pro rata, and 25.0% to our general partner (in its capacity as the holder of our incentive distribution rights), until we allocate under this paragraph an amount per unit equal to: (1) the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions from operating surplus in excess of the second target distribution per unit that we distributed 75.0% to the unitholders, pro rata, and 25.0% to our general partner (in its capacity as the holder of our incentive distribution rights) for each quarter of our existence; and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to our general partner (in its capacity as the holder of our incentive distribution rights).

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the first bullet point above and all of the second bullet point above will no longer be applicable.

We may make special allocations of gain among the partners in a manner to create economic uniformity among the common units into which the subordinated units convert and the common units held by public unitholders.

Manner of Adjustments for Losses

If our liquidation occurs before the end of the subordination period, we will generally allocate any loss to our unitholders in the following manner:

•	first, to holders of subordinated units, pro rata, until the capital accounts of the subordinated unitholders have been reduced to zero; and

•	thereafter, to the holders of common units, pro rata, until the capital accounts of the common unitholders have been reduced to zero.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

We may make special allocations of loss among the partners in a manner to create economic uniformity among the common units into which the subordinated units convert and the common units held by public unitholders.

Adjustments to Capital Accounts

We will make adjustments to capital accounts upon the issuance of additional units. In doing so, we generally will allocate any unrealized and, for tax purposes, unrecognized gain resulting from the adjustments to the unitholders and the holders of our incentive distribution rights in the same manner as we allocate gain upon liquidation. By contrast to the allocations of gain, and except as provided above, we generally will allocate any unrealized and unrecognized loss resulting from the adjustments to capital accounts upon the issuance of additional units to the unitholders based on their percentage ownership of us. In this manner, prior to the end of the subordination period, we generally will allocate any such loss equally with respect to our common and subordinated units. In the event we make negative adjustments to the capital accounts as a result of such loss, future positive adjustments resulting from the issuance of additional units will be allocated in a manner designed to reverse the prior negative adjustments, and special allocations will be made upon liquidation in a manner that results, to the extent possible, in our unitholders’ capital account balances equaling the amounts they would have been if no earlier adjustments for loss had been made.

SELECTED HISTORICAL FINANCIAL DATA

The following table shows selected historical financial data of GPM Investments, LLC, our predecessor for accounting purposes for the periods and as of the dates indicated. The selected historical financial data of the predecessor as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 are derived from the audited consolidated financial statements of the predecessor appearing elsewhere in this prospectus. The selected historical financial data of the predecessor as of December 31, 2012, 2011 and 2010 and for the years ended December 31, 2011 and 2010 are derived from the consolidated financial statements of the predecessor not appearing elsewhere in this prospectus. The selected historical financial data of the predecessor as of June 30, 2015 and for the six months ended June 30, 2015 and 2014 are derived from the unaudited condensed consolidated financial statements of the predecessor appearing elsewhere in this prospectus.

Our predecessor’s results include the entire integrated operations of GPM, including convenience store merchandise revenue and retail fuel revenue. Following the completion of this offering, we will engage in wholesale distribution of fuel to GPM and third parties and lease six convenience store properties to third parties. GPM will continue to operate its convenience store business and will retain its consignment business and the substantial majority of its dealer business. For this reason, as well as the other factors described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Impacting the Comparability of Our Financial Results,” our future results of operations will not be comparable to our predecessor’s historical results of operations.

The following table should be read together with, and is qualified in its entirety by reference to, the historical and pro forma consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus. Among other things, the historical financial statements include more detailed information regarding the basis of presentation for the information in the following table. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds” and “Business—Our Relationship with GPM Investments, LLC.”

	Predecessor Historical
	Six Months Ended June 30,		Year Ended December 31,
	2015	2014	2014		2013		2012		2011	2010
	(in thousands, except per gallon amounts)
	(unaudited)
Statement of Operations Data:
Revenues:
Fuel revenue—retail	$520,402	$641,201	$1,246,467		$969,964		$787,167		$817,941	$688,906
Fuel revenue—wholesale	71,454	110,511	207,277		209,378		211,345		195,775	162,992
Merchandise revenue	267,961	226,683	464,812		317,352		226,511		228,011	224,559
Other revenue, net (1)	12,932	11,613	23,453		15,528		10,509		10,309	9,972

Total revenues	872,749	990,008	1,942,009		1,512,222		1,235,532		1,252,036	1,086,429
Gross profit:
Fuel gross profit—retail	37,136	32,951	80,683		52,775		43,715		42,746	40,767
Fuel gross profit—wholesale	2,935	2,199	4,948		4,703		4,985		4,639	4,623
Fuel gross profit—other	410	536	1,010		1,063		1,067		1,118	1,086
Merchandise gross profit	77,797	65,814	136,017		88,113		61,315		63,037	64,324
Other revenue, net (1)	12,932	11,613	23,453		15,528		10,509		10,309	9,972

Total gross profit	131,210	113,113	246,111		162,182		121,591		121,849	120,772
Operating expenses:
Store operating expense	105,567	93,210	188,650		129,857		91,007		95,499	93,299
General and administrative	13,686	12,351	26,005		16,999		13,379		11,400	10,504
Depreciation and amortization	9,091	7,873	15,774		9,900		6,246		6,362	6,724
Other expenses	2,432	667	1,158		1,634		1,041		8,628	242

Total operating expenses	130,776	114,101	231,587		158,390		111,673		121,889	110,769
Operating income (loss)	434	(988)	14,524		3,792		9,918		(40)	10,003
Interest expense	3,525	1,993	3,861		2,686		2,004		10,793	9,804

Net (loss) income before income taxes	$(3,091)	$(2,981)	$10,663		$1,106		$7,914		$(10,833)	$199
Income tax expense	393	—	—		—		—		—	—

Net (loss) income	$(3,484)	$(2,981)	$10,663		$1,106		$7,914		$(10,833)	$199
Other Financial Data:
Unaudited Adjusted EBITDA (2)	$11,957	$7,497	$31,615		$15,317		$16,129		$14,950	$16,793
Unaudited Operating Data:
Fuel gallons sold
Retail	215,957	184,864	380,854		284,997		220,771		235,150	253,094
Wholesale	33,611	34,277	68,654		66,121		63,908		60,448	66,406

Total fuel gallons sold	249,568	219,141	449,508		351,118		284,679		295,598	319,500

Fuel gross profit, cents per gallon
Retail	17.2 ¢	17.8 ¢	21.2	¢	18.5	¢	19.8	¢	18.2 ¢	16.1	¢
Wholesale	8.7	6.4	7.2		7.1		7.8		7.7	7.0
Fuel gross profit cents per gallon	16.1	16.0	19.0		16.4		17.1		16.0	14.2

	Predecessor Historical
	As of June 30,		As of December 31,
	2015	2014	2014	2013	2012	2011	2010
	(in thousands)
	(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$16,506	$13,759	$3,694	$12,964	$5,807	$2,830	$1,678
Property and equipment, net	154,976	109,442	108,849	113,559	57,174	55,671	59,963
Intangibles	8,594	4,359	3,793	4,930	1,256	1,558	1,905
Total assets	438,824	267,524	244,520	264,186	137,867	134,022	133,877
Current and long-term debt	151,567	73,882	53,159	77,143	27,668	29,759	54,831
Accrued expenses and other current liabilities	35,766	17,352	19,737	15,803	9,182	9,159	7,146
Total liabilities	373,182	212,001	175,394	205,397	91,807	95,375	112,021
Redeemable units	—	45,083	41,209	43,741	41,338	38,546	—
Total members’ equity	65,642	10,440	27,917	15,048	4,723	101	21,856

	Predecessor Historical
	Six Months Ended June 30,		Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	(in thousands)
	(unaudited)
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$22,927	$8,320	$26,067	$6,231	$13,647	$10,988	$5,293
Investing activities	(74,518)	(2,433)	(8,947)	(48,834)	(4,010)	(3,214)	(4,987)
Financing activities	64,403	(5,092)	(26,390)	49,760	(6,660)	(6,622)	(1,787)

(1)	Other revenue primarily represents revenues derived from providing products and services where GPM acted as an agent and did not take ownership of items sold. Revenue generating activities include primarily lottery net revenues, ATM services, money order services, phone cards and rental income.
(2)	Adjusted EBITDA is defined in “Summary—Non-GAAP Financial Measure.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion analyzes the historical financial condition and results of operations of GPM Investments, LLC, our predecessor for accounting purposes, before the impact of pro forma adjustments related to the formation transactions, our entry into the GPM Distribution Contracts, the completion of this offering and the application of proceeds from this offering. You should read the following discussion of the historical financial condition and results of operations of our predecessor in conjunction with the historical financial statements and accompanying notes of our predecessor and the pro forma condensed financial statements for GPM Petroleum LP included elsewhere in this prospectus. This discussion includes forward-looking statements that are subject to risks and uncertainties that may result in actual results differing from statements we make. Please read “Forward-Looking Statements.” Factors that could cause actual results to differ include those risks and uncertainties that are discussed in “Risk Factors.”

Overview

We are a growth-oriented Delaware limited partnership formed by GPM to engage in the wholesale distribution of motor fuels on a fixed fee per gallon basis to GPM-controlled convenience stores and third parties. As of June 30, 2015, GPM controlled over 620 convenience stores that sell motor fuel, merchandise, food, beverages and other products and services to retail customers in the Mid-Atlantic, Southeastern, Midwestern and Northeastern United States. Upon the completion of this offering, GPM will purchase all of its motor fuel from us. For the twelve months ended June 30, 2015, on a pro forma basis, we distributed 572.4 million gallons of motor fuel to GPM-controlled convenience stores and 66.6 million gallons of motor fuel to third-party customers. We believe we are one of the largest independent motor fuel distributors by number of convenience stores in the United States, the largest distributor of Valero-branded motor fuel on the East Coast and the third largest distributor of Valero-branded motor fuel in the United States. In addition, we receive rental income from real estate that we own and lease to third parties.

For the six months ended June 30, 2015, we had unaudited pro forma gross profit of approximately $14.1 million, unaudited pro forma Adjusted EBITDA of approximately $13.7 million and unaudited pro forma net income of approximately $11.9 million.

For the year ended December 31, 2014, we had unaudited pro forma gross profit of approximately $28.8 million, unaudited pro forma Adjusted EBITDA of approximately $28.2 million and unaudited pro forma net income of approximately $24.6 million. Please read “Summary—Non-GAAP Financial Measure” for the definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to our most directly comparable financial measures calculated and presented in accordance with GAAP.

Wholesale Motor Fuel Distribution

We purchase motor fuel primarily from major integrated oil companies and independent refiners and distribute it to GPM pursuant to three 10-year wholesale motor fuel distribution agreements, which we refer to as the GPM Distribution Contracts. As of June 30, 2015, GPM distributed volumes it purchased from us to:

•	over 620 convenience stores controlled by GPM;

•	over 35 sites operated by independent dealers;

•	over 25 sites owned or leased by GPM and operated by lessee dealers; and

•	over 40 consignment locations where GPM sells motor fuel to retail customers.

Though we arrange for the transportation of motor fuel to GPM for sale to its controlled convenience stores and consignment locations, we do not physically transport any of the motor fuel. GPM directly arranges for transportation of motor fuel to its independent and lessee dealers.

In addition to the volumes of motor fuel we distribute to GPM, we also distribute motor fuel directly to approximately 10 sub-wholesalers and bulk purchasers. Sub-wholesalers, in turn, distribute fuel to fuel stations and convenience stores. Bulk purchasers primarily purchase motor fuel for their own use. For the six months ended June 30, 2015 and the year ended December 31, 2014, we distributed 3.2 million and 7.0 million gallons of motor fuel to sub-wholesalers and bulk purchasers, respectively. GPM is obligated to provide us a right of first offer to purchase fuel distribution contracts for all convenience stores, dealer sites and consignment locations that GPM acquires in the future, as described in “Business—Our Relationship with GPM Investments, LLC—Our Agreements with GPM.”

We distribute BP, Conoco, Exxon, Marathon, Mobil, Phillips 66, Shell and Valero branded motor fuel, as well as, unbranded motor fuel. We believe the variety and large volumes of branded and unbranded motor fuel that we distribute is a key competitive advantage relative to other, smaller wholesale distributors in our markets. In addition to distributing motor fuel, we also distribute a limited quantity of kerosene.

Strategic Acquisitions

We are focused on strategic acquisitions, which can significantly affect our reported results and can make period to period comparisons of results difficult. We anticipate growing our business by either purchasing the right to provide wholesale fuel to convenience stores acquired by GPM in the future or jointly consummating acquisitions with GPM, as well as by directly acquiring wholesale fuel businesses with existing dealer operations. Through GPM’s expansion, we plan to further develop our wholesale fuel distribution both within our existing area of operations and in new geographic areas.

We believe GPM has considerable opportunity to serve as a consolidator in our industry. According to the 2015 NACS Retail Fuels Report, as of December 31, 2014, there were 127,588 convenience stores with retail fuel sales in the U.S. Over 70% of these sites were owned by entities with fewer than 50 total sites. As GPM continues to make acquisitions, we plan to enter into wholesale fuel distribution contracts with those acquired sites.

Real Estate

In addition to revenues earned in our wholesale motor fuel distribution business, we also receive rental income from convenience store properties that we own and lease to third parties. Our predecessor earned rental income from third parties with respect to 62 properties during 2014. We expect that six of these properties will be contributed to us in connection with this offering, which are located in Delaware, New Jersey and Virginia. Although we may purchase and lease convenience store properties to GPM or third parties, we do not currently operate or have any intention to operate any retail convenience stores that we own or may acquire in the future.

Our Predecessor—GPM Investments, LLC

GPM Investments, LLC is our predecessor for accounting purposes. GPM is our parent and the owner of our general partner. Following the completion of this offering, we will engage in wholesale distribution of fuel to GPM, independent dealers, consignment locations and sub-wholesalers, as well as lease or sublease certain convenience store properties to third parties. GPM will continue to operate its retail convenience store business. Our pro forma financial statements included elsewhere in this prospectus reflect the financial impact of GPM’s retention of such operations.

Factors Impacting the Comparability of Our Financial Results

Our predecessor’s historical results of operations may not be comparable to our results of operations for the following reasons:

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Revenues and Gross Profit. The gross profit in our predecessor’s historical consolidated financial statements relates to the profit margin received from motor fuel operations, both retail and wholesale, as well as merchandise revenue at GPM’s convenience stores. Profit margins for retail sales of fuel as well as merchandise will be retained by GPM following the completion of this offering. At consignment locations, our predecessor provided and controlled motor fuel inventory and price at the site and received the actual retail selling price for each gallon sold, less a commission paid to the independent operator of the location. As a result, the gross profit received from consignment locations by our predecessor varied in a similar manner to retail fuel margins per gallon, which are driven by changes in fuel prices, competitive dynamics of the market, and other factors. Following the completion of this offering, we will distribute motor fuel on a wholesale basis pursuant to the GPM Distribution Contracts, pursuant to which we will be the exclusive distributor of motor fuel purchased by GPM’s existing convenience stores and independently operated consignment locations at cost plus a fixed fee of 4.5 cents per gallon.

Based on historical volumes distributed to GPM, and after giving pro forma effect to the GPM Distribution Contracts, for the six months ended June 30, 2015 and for the year ended December 31, 2014, we derived approximately $14.1 million and $28.8 million in gross profit from sales to GPM, respectively. Our pro forma gross profit for the six months ended June 30, 2015 and for the year ended December 31, 2014 was 4.5 cents per gallon as compared to the average gross profit rates of 16.1 cents and 19.0 cents per gallon, respectively, for our predecessor for the same period (which includes both retail and wholesale margins). Our pro forma gross profit reflects the fixed fee of 4.5 cents per gallon that we would have earned pursuant to the GPM Distribution Contracts including the volume of fuel distributed to (i) GPM-controlled convenience stores, (ii) independent and lessee dealers and (iii) consignment locations, instead of the variable and higher margin received by our predecessor under consignment contracts. We earn a margin ranging from 0.4 to 0.75 cents per gallon and 3.0 to 4.5 cents per gallon for sub-wholesalers and bulk purchasers, respectively.

In addition, our predecessor generated approximately $464.8 million in merchandise revenue and $136.0 million in gross profit from merchandise revenue in its retail convenience store business for the year ended December 31, 2014, all of which will be retained by GPM. For the six months ended June 30, 2015, our predecessor generated approximately $268.0 million in revenue and $77.8 million in gross profit from merchandise revenue in its retail convenience store business. We do not currently operate retail convenience stores. Therefore, our revenues will not include merchandise revenue.

•

Acquisitions. Acquisitions significantly affect our reported results and can make period to period comparisons of results difficult. As a consequence, we track our revenue and volume growth between periods both from existing and acquired businesses.

•

Midwest Acquisition. On June 3, 2015, GPM acquired 100% of the capital stock of a corporation that currently operates 161 convenience stores, 126 of which sell motor fuel, in Indiana, Ohio, Michigan and Illinois (the “Midwest Acquisition”). The purchase price for the acquisition was approximately $59.5 million plus an additional $2.5 million for the purchase of three fee sites and other adjustments (subject to other post-closing adjustments), which was financed, in part, through a combination of loans from affiliates of GPM of $20.0 million, a loan from the seller of $25.0 million and a term loan from PNC Bank, National Association (“PNC”) of $10 million. The convenience stores acquired in the Midwest Acquisition sold approximately 113.6 million fuel gallons during 2014. We will distribute the motor fuel associated with the Midwest Acquisition under the GPM MW Distribution Contract. For additional discussion, see Note 3 to our predecessor’s unaudited condensed consolidated financial statements for the six months ended June 30, 2015.

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Road Ranger Acquisition. On March 20, 2015, GPM purchased 42 gas stations and convenience stores and one stand-alone quick service restaurant from an unaffiliated third party in Illinois, Iowa and Kentucky in the Midwestern United States (the “Road Ranger Acquisition”). The purchase price for the acquisition was $37.3 million, plus the cost of inventory on the closing date and the amount of cash remaining at the convenience stores totaling $5.9 million. Loans to GPM Midwest, LLC from affiliates were used to finance $30.0 million and cost of inventory was financed by GPM’s line of credit. The acquired convenience stores sold approximately 72.8 million fuel gallons during 2014. For additional discussion, see Note 3 to our predecessor’s unaudited condensed consolidated financial statements for the six months ended June 30, 2015.

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Carolinas Acquisition. On February 3, 2015, GPM purchased eight convenience stores located in North Carolina and South Carolina from an unrelated third party (the “Carolinas Acquisition”). The purchase price was $8.0 million for the eight sites, plus $0.6 million for the cost of inventory on the closing date and other closing costs. $8.0 million of the purchase price was financed by a supplemental term loan to the PNC Term Loan and the cost of inventory was financed through GPM’s line of credit. The acquired convenience stores sold approximately 8.0 million gallons of fuel in 2014. For additional discussion, see Note 3 to our predecessor’s unaudited condensed consolidated financial statements for the six months ended June 30, 2015.

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Southeast Acquisition. On August 6, 2013, GPM consummated the acquisition of (i) 263 convenience stores, 258 of which sell motor fuel, (ii) 33 fuel supply contracts for independently operated convenience stores and gas stations, and (iii) a fuel transportation business to certain of the company-operated and independently operated sites (which fuel transportation business was sold at the closing date) (collectively the “Southeast Acquisition” or “Southeast Operations”), in North Carolina, South Carolina, Tennessee and Virginia. For 2014, the Southeast Acquisition contributed revenue and gross profit of $836.8 million and $120.8 million, respectively, and 181.4 million gallons of fuel sold. For 2013, the Southeast Acquisition contributed revenue and gross profit of $344.9 million and $43.3 million, respectively, and 76.4 million gallons of fuel sold. For additional information regarding the Southeast Acquisition, please read the consolidated financial statements of our predecessor elsewhere in this prospectus.

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Virginia Acquisition. On August 1, 2013, GPM consummated the acquisition of five convenience stores selling merchandise and motor fuel in Virginia (the “Virginia Acquisition”). For 2014, this acquisition contributed revenue and gross profit of $20.9 million and $3.3 million, respectively, and 4.5 million gallons of fuel sold. For 2013, the Virginia Acquisition contributed revenue and gross profit of $9.3 million and $1.3 million, respectively, and 2.0 million gallons of fuel sold.

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Store Operating Expenses. Store operating expenses for our predecessor included primarily operating expenses associated with its retail convenience store operations including store labor costs, store occupancy, credit card fees, store insurance costs and other operating costs. Following the closing of this offering, our predecessor will continue to operate the retail convenience stores and incur all related store operating expenses. Of these expenses, we expect to retain only routine maintenance and other facility costs associated with the six properties we own and lease to third parties of approximately $0.03 million as reflected in our pro forma financial statements contained elsewhere in this prospectus.

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General and Administrative Expenses. Our predecessor’s general and administrative expenses included non-store level management and operational costs associated with retail and wholesale motor fuel operations, as well as merchandise operations. Following the closing of this offering, GPM will charge us directly for the management and operation of our wholesale distribution business. These charges are initially estimated to be approximately $2.5 million annually including a shared services allocation of existing predecessor management and accounting expenses of approximately $0.5 million, as well as $2.0 million of incremental external general and administrative expenses associated with recurring costs of operating a publicly traded partnership such as costs associated with SEC reporting requirements, tax return and Schedule K-1 preparation and distribution, independent auditor fees, investor relations activities, Sarbanes-Oxley Act compliance, stock exchange listing, registrar and transfer agent fees, incremental director and officer liability insurance and director compensation. These incremental costs associated with becoming a publicly traded partnership are not reflected in our predecessor historical or our pro forma financial statements.

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Financing. There are differences in the way we will finance our operations going forward as compared to the way our predecessor financed its operations. Historically, our predecessor’s operations were financed as part of GPM’s integrated operations. Additionally, our predecessor largely relied on internally generated cash flows to satisfy its routine maintenance capital expenditure requirements. Following the closing of this offering, we expect that we will distribute to our unitholders most of the cash generated by our operations. As a result, we expect to fund future expansion capital expenditures primarily from external sources, including additional borrowings and/or issuances of equity or debt securities. In connection with the closing of this offering, we expect to enter into a five year, $110.0 million revolving credit facility and a three-year senior term loan of up to $20.0 million. We expect that the revolving credit facility will be available for general partnership purposes, including working capital and maintenance capital expenditures.

How We Evaluate and Assess Our Business

Our management uses a variety of financial measurements to analyze our performance. Key measures we use to evaluate and assess our business include the following:

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Motor Fuel Gallons Sold. The primary driver of our business is the total volume of motor fuel sold. Approximately 98.9% of our long-term fuel distribution contracts with our customers, including GPM, typically provide that we will distribute motor fuel at a fixed, volume-based fee. As a result, our gross profit is directly tied to the volume of motor fuel that we distribute.

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Gross Profit Per Gallon. Our predecessor’s gross profit per gallon reflects the gross profit on motor fuel divided by the number of gallons sold, which we typically express in terms of cents per gallon. Pursuant to the GPM Distribution Contracts, we will receive a fixed fee per gallon on all of the motor fuel we distribute to GPM, which GPM, in turn, distributes to its controlled convenience stores, independent and lessee dealers and consignment locations. The financial impact of this arrangement if revenues had been generated on our historical volumes sold is reflected in our unaudited pro forma financial statements included elsewhere in this prospectus. Pursuant to the GPM Distribution Contracts, GPM will arrange for motor fuel to be delivered from our suppliers to its independent and lessee dealers, with the costs being passed entirely along to GPM’s customers. We will arrange for motor fuel to be delivered from our suppliers to GPM for sale to its controlled sites and consignment locations. Sub-wholesalers and bulk purchasers will arrange for their own transportation. As a result, our cost to purchase fuel and any transportation costs that we incur are generally passed through to our customers, and therefore, do not have a substantial impact on our gross profit cents per gallon.

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Fuel Gallon Growth. We have a growth-oriented outlook and will seek opportunities to obtain rights to distribute and supply additional fuel gallons. We generate a fixed profit on a substantial majority of the gallons of fuel sold and for this reason increasing the volume of fuel gallons we distribute is critical to our growth. Our fuel gallon growth is expected to be the result of strategic acquisitions of additional fuel supply agreements associated with GPM’s convenience store acquisitions, for which we have a right of first offer to purchase fuel distribution rights. Accordingly, our fuel gallon growth will not be derived from significant investment in GPM’s existing convenience stores.

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Distributable Cash Flow and Adjusted EBITDA. Although we have not quantified distributable cash flow on a historical basis, after the closing of this offering we intend to use distributable cash flow, which we define as Adjusted EBITDA less cash paid for interest expense and maintenance capital expenditures, to analyze our performance. Distributable cash flow will not reflect changes in working capital balances, other than deferred revenues. Distributable cash flow is used as a supplemental financial measure by our management and by external users of our financial statements such as investors, commercial banks and research analysts, to assess the ability of our assets to generate cash sufficient to support our indebtedness and make future cash distributions to our unitholders, and the attractiveness of capital projects and acquisitions and the overall rates of return on our investment opportunities.

Adjusted EBITDA and distributable cash flow are not financial measures presented in accordance with GAAP. We believe that the presentation of these non-GAAP financial measures will provide useful information to investors in assessing our financial condition and results of operations. Because Adjusted EBITDA and distributable cash flow may be defined differently by other companies in our industry, our definitions of these non-GAAP financial measures may not be comparable to similarly titled measures of other companies, thereby diminishing their utility. Please read “Summary—Non-GAAP Financial Measure.”

Market and Industry Trends and Outlook

We expect that certain trends and economic or industry-wide factors will continue to affect our business, both in the short-term and long-term. We have based our expectations described below on assumptions made by us and on the basis of information currently available to us. To the extent our underlying assumptions about or interpretation of available information prove to be incorrect, our actual results may vary materially from our expected results. Please read “Risk Factors” for additional information about the risks associated with purchasing our common units.

Industry Consolidation

According to the 2015 NACS Retail Fuels Report, as of December 31, 2014, there were 127,588 convenience stores with retail fuel sales in the U.S. Over 70% of these sites were owned by entities with fewer than 50 total sites. As independent dealers continue to experience pressure from increased competition from non-traditional fuel suppliers, such as Wal-Mart Stores, Inc., Costco Wholesale Corporation and grocery store chains, we intend to capitalize on the relationship between our wholesale business and GPM’s complementary retail business by jointly pursuing mixed asset acquisition opportunities with GPM which may not be attractive to a pure wholesaler or pure retailer. Under the omnibus agreement, we expect to have the opportunity to participate with GPM in acquiring convenience store operations and related wholesale distribution businesses through (i) directly purchasing any dealer distribution contracts or other wholesale distribution contracts and assets owned by the acquisition target, and (ii) purchasing the right to sell additional fuel volumes to GPM for convenience stores that GPM acquires or for any acquired consignment locations. We believe these opportunities will provide for growth in our fuel volumes and potentially rental income.

Same Store Sales

In comparing our same store sales results we have experienced, and may in the future experience, a decrease in volume sold as a result of (i) GPM’s decision to close underperforming stores, (ii) the impact of increasing vehicle fuel efficiency requirements, (iii) increasing fuel prices causing lower consumer demand and (iv) competition. On an aggregate basis we expect to increase fuel volume by acquiring the right to supply additional convenience stores rather than investing significantly in existing locations.

Seasonality

Our business exhibits some seasonality due to our customers’ increasing demand for motor fuel during the late spring and summer months as compared to the fall and winter months. Travel, recreation and construction activities typically increase in these months in the geographic areas in which we operate, increasing the demand for motor fuel. Therefore, the volume of motor fuel that we distribute is typically somewhat higher in the second and third quarters of our fiscal year. Inclement weather, especially in the Northeast region of the United States during the winter months, can negatively impact the volume of motor fuel that we distribute. As a result, our results from operations may vary from period to period.

Future Fuel Price Expectations and Trends

Although commodity prices are variable, motor fuel is still inexpensive relative to recent years and consumers of motor fuel are benefiting from lower energy prices. When prices for motor fuels rise, some of our customers may have insufficient credit to purchase supply from us at their historical purchase volumes, and their customers, in turn, may reduce consumption, thereby reducing demand for product. When prices are increasing, we may be unable to fully pass on our additional costs to our customers, resulting in lower margins for us which could adversely affect our results of operations.

Historical Results of Operations of Our Predecessor

Overview

Our predecessor has two reporting segments: retail and wholesale. The retail segment consists of fuel and merchandise revenue to retail consumers. The wholesale segment sells fuel to third-party dealers who represent the predecessor’s final customer and, in other arrangements, delivers fuel to third-party dealers on a consignment basis.

Fuel and Other Results

The following table presents revenue and gross profit results for our predecessor’s fuel business, which generates sales to both retail and wholesale customers.

	Predecessor
	Six months ended June 30,				Year ended December 31,
	2015		2014		2014		2013		2012
	(in thousands, except per gallon amounts)
	(unaudited)
Revenues:
Fuel revenue—retail	$520,402		$641,201		$1,246,467		$969,964		$787,167
Fuel revenue—wholesale (1)	71,454		110,511		207,277		209,378		211,345

Total fuel revenue	591,856		751,712		1,453,744		1,179,342		998,512
Other revenue—retail	10,104		8,681		17,376		11,639		6,786
Other revenue—wholesale	1,751		1,655		3,387		3,231		3,135
Other revenue—other	1,077		1,277		2,690		658		588

Total other revenue	12,932		11,613		23,453		15,528		10,509

Total revenue	604,788		763,325		1,477,197		1,194,870		1,009,021

Gross profit:
Fuel gross profit—retail	37,136		32,951		80,683		52,775		43,715
Fuel gross profit—wholesale (2)	2,935		2,199		4,948		4,703		4,985
Fuel gross profit—other (3)	410		536		1,010		1,063		1,067

Total fuel gross profit	40,481		35,686		86,641		58,541		49,767
Other revenue	12,932		11,613		23,453		15,528		10,509

	$53,413		$47,299		$110,094		$74,069		$60,276
Operating data:
Fuel gallons sold—retail	215,957		184,864		380,854		284,997		220,771
Fuel gallons sold—wholesale (4)	33,611		34,277		68,654		66,121		63,908

Total fuel gallons sold	249,568		219,141		449,508		351,118		284,679

Avg. selling price per gallon—retail	$2.41		$3.47		$3.27		$3.40		$3.57
Avg. selling price per gallon—wholesale	$2.13		$3.22		3.02		3.17		3.31
Average selling price per gallon	$2.37		$3.43		3.23		3.36		3.51

Fuel gross profit, cents per gallon—retail	17.2	¢	17.8	¢	21.2	¢	18.5	¢	19.8	¢
Fuel gross profit, cents per gallon—wholesale	8.7		6.4		7.2		7.1		7.8
Fuel gross profit, cents per gallon (5)	16.1		16.0		19.0		16.4		17.1

(1)	For the six months ended June 30, 2015, wholesale fuel revenue excludes intersegment sales to the retail segment of $36.9 million.
(2)	For the six months ended June 30, 2015, wholesale gross profit includes $834.0 thousand of gross profit from sales to the retail segment.
(3)	Fuel gross profit—other represents amortization of funds GPM received from fuel vendors for assistance with rebranding costs and other incentives which are received in cash and branding materials and recognized over the useful lives of such branding agreements.

(4)	For the six months ended June 30, 2015, wholesale fuel gallons sold excludes 18.9 million fuel gallons sold to the retail segment.
(5)	Fuel gross profit cents per gallon excludes the impact of fuel gross profit—other which does not represent normal operating revenue.

Fuel Revenue

For the six months ended June 30, 2015, fuel revenue decreased by $159.8 million, or 21.3%, to $591.9 million from $751.7 million for the comparable period in 2014. Retail fuel revenues decreased by $120.8 million, or 18.8%, primarily due to a $1.06 per gallon decrease in the average selling price of fuel as a result of declining oil prices offset in part by 31.1 million incremental gallons sold in 2015. The Midwest Acquisition, the Road Ranger Acquisition and the Carolinas Acquisition contributed 30.9 million additional gallons sold. Wholesale fuel revenue decreased by $39.1 million, or 35.3%, due to a $1.09 per gallon decrease in the average selling price of fuel.

During 2014, fuel revenue increased $274.4 million, or 23.3%, to $1,453.7 million from $1,179.3 million for 2013. The increase was primarily due to incremental fuel revenue contributed from the Southeast Acquisition of $338.3 million from 105.0 million incremental gallons sold. The increase was offset by a $56.1 million decrease primarily attributable to a 13 cents per gallon decrease in the average selling price of fuel caused by declining oil prices. Excluding the Southeast Acquisition, retail gallons sold at legacy GPM locations decreased by 5.8 million gallons, or 2.8%, primarily due to inclement weather in the Northeastern United States during the first quarter of 2014. Gallons sold were also impacted by increased competition.

Wholesale fuel revenue decreased modestly in 2014, down $2.1 million, or 1.0%, primarily due to declining oil prices which led to a lower average selling price per gallon in 2014.

During 2013, fuel revenue increased $180.8 million, or 18.1%, to $1,179.3 million from $998.5 million for 2012. The Southeast Acquisition contributed total incremental retail fuel revenue of $246.8 million and an additional 76.4 million of new gallons sold compared to the prior year. Excluding the Southeast Acquisition, fuel revenue at legacy GPM locations decreased $65.9 million primarily due to a 15 cents per gallon decrease in the average selling price per gallon and a 8.2 million, or 3.8%, decrease in retail gallons sold. Fuel revenue at the legacy GPM locations declined for two reasons: (1) lower crude oil prices in 2013 as compared to 2012 which resulted in lower retail prices and (2) lower sales volume due to a historically cold and inclement winter, particularly during the first six months of the year, as compared to the same period in 2012.

Wholesale fuel revenue was relatively flat in 2013, down $2.0 million, or 0.9%, primarily due to a decrease in wholesale gallons sold of 2.9 million gallons, or 5.1%.

Other Revenue. Other revenue primarily represents revenues derived from providing products and services where GPM acted as an agent and did not take ownership of items sold. Revenue generating activities include primarily lottery net revenues, ATM services, money order services, phone cards and rental income.

For the six months ended June 30, 2015, other revenue was up $1.3 million, or 11.4%, compared to the six months ended June 30, 2014 primarily due to increased lottery net revenues from the retail segment.

During 2014, other revenue increased by $7.9 million, or 51.0% primarily due to incremental revenue of $7.5 million from a full year of Southeast Operations. Similarly, during 2013, other revenue increased by $5.0 million, or 47.8%, primarily due to the Southeast Acquisition which contributed other revenue of $4.8 million.

Other revenue—retail increased in 2013 and 2014, primarily due to the Southeast Acquisition. Other revenue—wholesale was generally flat across all periods.

Fuel Gross Profit

For the six months ended June 30, 2015, fuel gross profit increased by $4.8 million, or 13.4%, compared to the six months ended June 30, 2014, primarily due to gross profit of $5.6 million from the Midwest Acquisition, the Road Ranger Acquisition and the Carolinas Acquisition, partially offset by decreased fuel margins.

During 2014, fuel gross profit increased by $28.1 million, or 48.0%, primarily due to incremental fuel gross profit from the Southeast Operations of $24.0 million and falling oil prices. As oil prices fall, GPM’s fuel margins tend to increase because fuel costs decrease faster than prices paid by retail customers. During 2014, the cost of fuel increased during the first quarter, stabilized during the second quarter, then declined over 40% during the second half of 2014. Accordingly, GPM experienced record high retail fuel gross profit during the second half of 2014. This decrease in fuel costs resulted in improved fuel gross profit of 2.7 cents and 0.1 cents per gallon for the retail and wholesale segments, respectively.

During 2013, fuel gross profit increased by $8.8 million, or 17.6%, primarily driven by $11.6 million of fuel gross profit attributable to the Southeast Acquisition. Fuel gross profit at the legacy GPM locations decreased by $2.9 million primarily due to an 8.2 million, or 3.8%, decrease in retail gallons sold. Similarly, wholesale gallons sold increased by 2.2 million, or 3.5%. The increase in both retail and wholesale sales volume is attributable to the Virginia Acquisition and the Southeast Acquisition as compared to the same period in 2012. During 2013, fuel commodity prices increased significantly during the first quarter and were volatile for the following three quarters, which negatively impacted GPM’s fuel gross profit per gallon. Retail and wholesale fuel gross profit per gallon decreased by 1.3 cents and 0.7 cents per gallon, respectively, compared to 2012.

Fuel Gross Profit—other. Represents amortization of funds GPM received from fuel vendors for assistance with rebranding costs and other incentives which are received in advance and recognized over the useful lives of such branding agreements. The payments are amortized and recognized as a reduction to fuel cost of revenues using the specific amortization periods based on the term of each agreement either using the straight-line method or based on fuel volume purchased. For 2014, fuel gross profit—other remained consistent with 2013 and 2012.

Merchandise Results

The following table presents revenue and gross profit results of merchandise revenues and gross profit from our retail convenience stores, for the periods indicated:

	Predecessor
	Six months ended June 30,		Year ended December 31,
	2015	2014	2014	2013	2012
	(in thousands)
	(unaudited)
Revenues:
Merchandise revenue	$267,961	$226,683	$464,812	$317,352	$226,511
Gross profit:
Merchandise gross profit	77,797	65,814	136,017	88,113	61,315

Merchandise Revenues

For the six months ended June 30, 2015, merchandise revenues increased $41.3 million, or 18.2%, over the comparable period in 2014 primarily due to incremental revenue of $38.9 million from the Carolinas Acquisition, the Road Ranger Acquisition and the Midwest Acquisition as well as enhanced marketing efforts and more disposable income to consumers due to lower fuel prices.

During 2014, merchandise revenues increased $147.5 million, or 46.5%, primarily due to incremental merchandise revenue of $146.0 million from a full year of operations from the Southeast Operations, which were acquired in August 2013. For legacy GPM locations, merchandise revenues improved marginally by 0.2%, primarily as the result of successful marketing programs that offset the negative impact of a number of snow and ice events and extremely cold weather experienced in Connecticut and the Mid-Atlantic states during the first quarter of 2014.

During 2013, merchandise revenues increased $90.8 million, or 40.1%, primarily due to the Southeast Acquisition. The Southeast Acquisition resulted in additional merchandise revenues of $93.3 million for the period from the August 6, 2013 acquisition date through December 31, 2013. Sales at the legacy GPM locations were down marginally, approximately 1.3%, attributable primarily to the expansion of several large competitors in the Eastern region of the United States and a historically cold and inclement winter in the first half of 2013 compared to the first half of 2012.

Gross Profit

For the six months ended June 30, 2015, merchandise gross profit increased $12.0 million, or 18.2%, over the comparable period in 2014 primarily due to an incremental $11.0 million from the Carolinas, Road Ranger and Midwest Acquisitions.

Merchandise gross profit for 2014 was $136.0 million compared to $88.1 million for 2013, an increase of $47.9 million, or 54.4%. For 2014, merchandise gross profit increased primarily due to incremental gross profit of $46.0 million from the Southeast Acquisition. Similarly, the Virginia Acquisition consummated on August 1, 2013 contributed incremental merchandise gross profit of $1.2 million. Although merchandise revenue at the legacy GPM locations decreased slightly, gross profit at the legacy GPM locations, excluding the $1.2 million effect of the Virginia Acquisition, increased by $0.8 million due to a number of factors including successful grocery promotional activities and improved gross profit from seven recently remodeled deli locations.

During 2013, merchandise gross profit increased by $26.8 million, or 43.7%, due primarily to incremental gross profit of $26.8 million from the Southeast Acquisition, incremental gross profit of $0.7 million from the Virginia Acquisition offset by a $0.7 million decrease in merchandise gross profit from the legacy GPM locations. The $0.7 million decrease in merchandise gross profit from the legacy GPM locations is attributable to the marginal decrease in sales of approximately 1%.

Operating Expenses

The following table presents operating expenses for the periods present:

	Predecessor
	Six months ended June 30,		Year ended December 31,
	2015	2014	2014	2013	2012
	(in thousands)
	(unaudited)
Operating expenses:
Store operating expenses	$105,567	$93,210	$188,650	$129,857	$91,007
General and administrative	13,686	12,351	26,005	16,999	13,379
Depreciation and amortization	9,091	7,873	15,774	9,900	6,246
Other expenses	2,432	667	1,158	1,634	1,041

Total operating expenses	$130,776	$114,101	$231,587	$158,390	$111,673

For the six months ended June 30, 2015, operating expenses increased by $16.7 million, or 14.6%, over the comparable period in 2014 primarily due to an incremental $14.8 million of operating expenses from the Carolinas, Road Ranger and Midwest Acquisitions.

During 2014, total operating expenses increased by $73.2 million, or 46.2%. The increase was primarily attributable to the Southeast Acquisition being included for the full year which contributed $67.1 million of incremental store operating expenses and $6.0 million incremental depreciation and amortization. Other income and expenses for 2014 included a nonrecurring $1.5 million favorable adjustment related to the termination of contingent consideration associated with the Southeast Acquisition.

For 2014, general and administrative expenses increased $9.0 million, or 53.0%, to $26.0 million from $17.0 million for 2013. The increase was primarily due to incremental management, accounting and corporate facility costs necessary to support the newly acquired Southeast Operations and incremental incentive compensation as a result of GPM exceeding the performance thresholds stated in its bonus plan.

During 2013, total operating expenses increased $46.7 million, or 41.8%, primarily due to the Southeast Acquisition. The Southeast Acquisition contributed $40.1 million of incremental store operating expenses and $4.0 million incremental depreciation and amortization and $3.7 million incremental general and administrative expenses.

Interest Expense

The following table presents interest expense for the periods presented:

	Predecessor
	Six months ended June 30,		Year ended December 31,
	2015	2014	2014	2013	2012
	(in thousands)
	(unaudited)
Interest expense	$3,525	$1,993	$3,861	$2,686	$2,004

Interest expense for the six months ended June 30, 2015 increased by $1.5 million, or 76.9%, to $3.5 million from $2.0 million for the six months ended June 30, 2014. The increase was based on higher debt outstanding related to the financing of the Midwest Acquisition, the Road Ranger Acquisition and the Carolinas Acquisition.

Interest expense for 2014 increased $1.2 million or 43.7%, to $3.9 million compared to $2.7 million during 2013. The increase in interest expense was based on higher debt outstanding throughout 2014, which was incurred to finance the Southeast Acquisition.

For 2013, interest expense increased $0.7 million, or 34.0%, compared to 2012, which was attributed to debt incurred during the year associated with Southeast Acquisition.

Liquidity and Capital Resources

Cash Flows of Our Predecessor

Net cash provided by (used in) operating activities, investing activities and financing activities for the periods presented were as follows:

	Predecessor
	Six months ended June 30,		Year ended December 31,
	2015	2014	2014	2013	2012
	(in thousands)
	(unaudited)
Net cash provided by (used in):
Operating activities	$22,927	$8,320	$26,067	$6,231	$13,647
Investing activities	$(74,518)	$(2,433)	$(8,947)	$(48,834)	$(4,010)
Financing activities	$64,403	$(5,092)	$(26,390)	$49,760	$(6,660)

Operating Activities

Cash flows provided by operations are our main source of liquidity. We have historically relied primarily on cash provided by operating activities, supplemented as necessary from time to time by borrowings on our credit facility and other debt or equity transactions to finance our operations and to fund our capital expenditures. Cash flow provided by operating activities is primarily impacted by our net income and changes in working capital. Our accounts receivable, accounts payable and fuel inventory balances increase as the cost of fuel increases, and decline as the cost of fuel declines.

For the six months ended June 30, 2015, cash flows from operating activities increased by $14.6 million, to $22.9 million from $8.3 million for the comparable period in 2014. The 2015 increase was primarily the result of a $15.7 million favorable change in working capital, $2.0 million of incremental income from 2015 acquisitions, offset in part by a $1.9 million increase in transaction costs. The favorable change in working capital was primarily due to higher fuel prices at June 30, 2015 compared to December 31, 2014, as well as favorable payment terms with fuel vendors related to 2015 acquisitions.

During 2014, cash flows from operating activities increased by $19.8 million, to $26.1 million in 2014 from $6.2 million in 2013. The 2014 increase was primarily the result of successful operational improvements implemented for the Southeast Operations and improved fuel gross profit related to declining fuel costs.

During 2013, cash flows from operating activities decreased by $7.4 million, to $6.2 million in 2013 from $13.6 million in 2012. The 2013 decrease was primarily due to net losses of $4.9 million for the newly acquired Southeast Operations and related transaction costs of $1.4 million.

Investing Activities

Cash flows used in investing activities reflect capital expenditures for acquisitions and replacing and maintaining existing facilities and equipment used in the business.

For the six months ended June 30, 2015, cash used for investing activities increased by $72.1 million, to $74.5 million from $2.4 million for the comparable period in 2014 primarily due to $68.1 million in payments for business acquisitions and $4.9 million in purchases of property and equipment.

For the six months ended June 30, 2014, investing activities consisted primarily of $3.0 million in purchases of property and equipment offset by a $0.6 million decrease in restricted cash.

During 2014, cash used for investing activities of $8.9 million primarily consisted of $7.9 million purchases of property and equipment and $2.3 million of prepayment on future acquisitions, offset by a decrease in restricted cash of $1.1 million.

For 2013, net cash used for investing activities was $48.8 million primarily due to $41.1 million used for the acquisition of two convenience store businesses that represented the addition of approximately 268 new sites.

For 2012, net cash used for investing activities was $4.0 million, primarily due to $5.3 million of purchases of property and equipment.

Financing Activities

Cash flows from financing activities primarily consist of increases and decreases in GPM’s line of credit and notes payable.

For the six months ended June 30, 2015, financing activities consisted primarily of the receipt of $50.0 million in related party loans, $12.2 million of net increase in the line of credit, the receipt of a $10.0 million term loan and $6.3 million in repayments of outstanding debt. The related party loans and the term loan partially financed the Road Ranger and Midwest Acquisitions.

In 2014, GPM paid approximately $18.4 million on the outstanding line of credit balance and paid another $6.8 million on outstanding debt.

In 2013, GPM had proceeds of $21.9 million from the line of credit, $22.5 million from other debt and a $12.5 million capital contribution, all associated with the Southeast Acquisition. These proceeds were partially offset by repayment of debt that totaled $5.9 million in 2013.

In 2012, net cash provided by financing activities was $6.7 million primarily due to $3.9 million repayment of debt and $0.9 million principal payments on capital leases.

Liquidity

Our principal liquidity requirements are to finance current operations, fund capital expenditures, including acquisitions, and to service our debt. Our predecessor largely relied on internally generated cash flows, borrowings and equity contributions to satisfy its capital expenditure requirements. Following the closing of this offering, we expect our ongoing sources of liquidity to include cash generated from operations, borrowings under our new revolving credit facility, and the issuance of additional equity and/or debt securities as appropriate given market conditions. We expect that these sources of funds will be adequate to provide for our short-term and long-term liquidity needs. Our ability to meet our debt service obligations and other capital requirements, including capital expenditures, as well as make acquisitions, will depend on our future operating performance which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond our control. As a normal part of our business, depending on market conditions, we will from time to time consider opportunities to repay, redeem, repurchase or refinance our indebtedness. Changes in our operating plans, lower than anticipated sales, increased expenses, acquisitions or other events may cause us to seek additional debt or equity financing in future periods. There can be no guarantee that financing will be available on acceptable terms or at all. Debt financing, if available, could impose additional cash payment obligations and additional covenants and operating restrictions. In addition, any of the items discussed in detail under “Risk Factors” may also significantly impact our liquidity.

Following the completion of this offering, we intend to pay a minimum quarterly distribution of $         per common unit and subordinated unit per quarter, which equates to $         million per quarter, or $         million per year, based on the number of common and subordinated units to be outstanding immediately after completion of this offering, to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. We do not have a legal obligation to pay this distribution. Please read “Cash Distribution Policy and Restrictions on Distributions.”

Capital Expenditures

Capital expenditures, including acquisitions, were $73.0 million and $3.0 million for the six months ended June 30, 2015 and 2014, respectively. Capital expenditures, including acquisitions, were $10.2 million, $45.7 million and $5.3 million for the years ended December 31, 2014, 2013 and 2012, respectively. In the future, our capital spending program will be primarily focused on expanding our wholesale distribution network through acquisitions and maintaining our owned properties and equipment. Capital expenditure plans are generally evaluated based on return on investment and estimated incremental cash flow. We develop annual capital spending plans based on historical trends for maintenance capital, plus identified projects for new sites, technology and revenue-generating capital. In addition to annually recurring capital expenditures, potential acquisition opportunities are evaluated based on their anticipated return on invested capital, accretive impact to operating results, and strategic fit.

We estimate that we would have incurred a total of $0.1 million in capital expenditures for 2014 related to the business that will be contributed to us in connection with this offering. This amount would have been primarily for maintenance capital, including payments to maintain our real estate leased to third parties in leasable condition.

Contractual Obligations

GPM has contractual obligations that are required to be settled in cash. Our predecessor’s contractual obligations as of June 30, 2015 were as follows:

	Obligations due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Long-term debt obligations (1)	$126,320	$18,305	$65,063	$28,952	$14,000
Line of credit	28,469	28,469	—	—	—
Capital lease obligations	23,515	3,750	5,204	3,639	10,922
Interest payments	5,818	4,295	1,504	19	—
Operating lease obligations	540,737	56,833	103,847	93,091	286,966

	$724,859	$111,652	$175,618	$125,701	$311,888
Purchase commitments (in gallons) (2)	1,828,189	410,782	603,822	490,710	322,875

(1)	The Midwest Seller Note is recorded as a long-term debt obligation at the contractual amount due to be settled in cash of $25.0 million.
(2)	GPM’s fuel vendor agreements with suppliers require minimum volume purchase commitments of branded and unbranded gasoline and distillates annually. The future minimum volume purchase requirements under the existing supply agreements are based on gallons, with a purchase price at prevailing market rates for wholesale distribution.

Our Anticipated New Credit Facilities

In connection with the closing of this offering, we intend to enter into a credit agreement among us, as borrower, certain lenders from time to time party thereto, and KeyBank National Association, as the administrative agent, swingline lender and letter of credit issuer. The credit agreement will provide for (i) a three-year senior term loan facility (the “new term loan facility”) and (ii) a five-year senior revolving loan credit facility (the “new revolving credit facility” and, together with the new term loan facility, the “new credit facilities”). We expect the aggregate initial commitments of the lenders under the new revolving credit facility to be $110 million and the aggregate initial commitments of the lenders under the new term loan facility to be up to $20 million.

Our new revolving credit facility will be available for general partnership purposes, including working capital, capital expenditures and permitted acquisitions, and will allow us to request that the aggregate commitments under the new revolving credit facility be increased to $220 million, subject to certain conditions. The new revolving credit facility will include sub-limits for swingline loans and the issuances of letters of credit.

The aggregate initial commitments under the new term loan facility will be available only in a single draw within 45 days of the closing date of the new credit facilities. The initial aggregate commitments under the new revolving credit facility will be available on a revolving basis from the closing date of the new credit facilities until the maturity date of the new revolving credit facility, with $5.0 million available on the closing date of the new credit facilities. All borrowings and letters of credit under the new credit facilities will be subject to the satisfaction of certain customary conditions, including the absence of any default or event of default and the accuracy of representations and warranties.

We intend to use the proceeds from the new term loan facility to finance a distribution to GPM within 45 days of the closing date of the new credit facilities. Proceeds of the new revolving credit facility may be used to (i) on the closing date, refinance existing indebtedness assumed upon the consummation of the offering and pay costs, fees and expenses relating to the offering and/or new credit facilities, in an aggregate outstanding principal amount not to exceed $5.0 million, (ii) finance permitted acquisitions and (iii) for working capital and other general partnership purposes, in an aggregate outstanding principal amount not to exceed $15.0 million.

Borrowings (other than swingline loans) under the new credit facilities will bear interest at either the LIBOR or a base rate (equal to the greatest of (i) the administrative agent’s prime rate, (ii) the one-month LIBOR plus 1.00% and (iii) the federal funds rate plus 0.50%), at our election, in each case plus an applicable margin. The applicable margin for borrowings under the new revolving credit facility will be based on our most recently tested consolidated total leverage ratio and will vary from (a) in the case of LIBOR loans, 2.50% to 3.25% and (b) in the case of base rate loans, 1.50% to 2.25%. The applicable margin for borrowings under the new term loan facility will be (a) in the case of LIBOR loans, 0.50% and (b) in the case of base rate loans, 0.00%. All swingline loans will bear interest at the base rate plus the applicable margin. The unused portion of the new revolving credit facility will be subject to commitment fees ranging from 0.375% to 0.50%. We will also pay certain ongoing customary fees and expenses under the new revolving credit facility.

All obligations under the new credit facilities will be guaranteed by all of our present and substantially all of our future direct and indirect domestic subsidiaries, and, to the extent that no material adverse tax consequences would result therefrom to us, all of our present and future direct and indirect foreign subsidiaries. The obligations under the new term loan facility will also be supported by a guaranty of collection from GPM.

The new three-year, up to $20.0 million senior term loan facility will be secured by U.S. Treasury or other investment grade securities in an amount not less than 98% of the outstanding principal amount under the new term loan facility. The new revolving credit facility will be secured by (i) substantially all of our properties and assets and the properties and assets of our subsidiaries (excluding the collateral securing the term loan facility) and (ii) pledges of equity from us and our subsidiaries of (A) 100% of the equity interests in all present and future domestic subsidiaries of us and our subsidiaries and (B) 65% of the voting equity interests and 100% of the non-voting equity interests in all present and future first-tier foreign subsidiaries of us and our subsidiaries. The full amount of the principal under the new term loan facility will be due at maturity.

The credit agreement will provide for customary representations, warranties and covenants, including, among other things, covenants relating to (i) financial and collateral reporting and notices of material events and (ii) limitations on indebtedness and liens, dividends and distributions, transactions with affiliates and certain fundamental transactions. The credit agreement will also require us to maintain the following financial covenants: (a) a consolidated total leverage ratio of less than 4.25 to 1.00 and (b) a consolidated interest coverage expense ratio of at least 2.50 to 1.00.

PNC Term Loan

At the closing of this offering, GPM will contribute, and we will assume, $35.1 million of the PNC Term Loan. In connection with this transaction, the terms of the PNC Term Loan will be amended and restated (the “Assumed PNC Term Loan”), pursuant to which GPM will provide a guaranty of the obligations thereunder.

The Assumed PNC Term Loan will provide for a three-year senior term loan of $35.1 million, the full amount of which will be due on the maturity date, provided that if the obligations owed under GPM’s existing credit facility with PNC or the existing credit facility of WOC Southeast Holding Corp. (an indirect wholly owned subsidiary of GPM) with PNC are paid in full and the commitments thereunder are terminated, the Assumed PNC Term Loan shall be due and payable at such time. The closing of the Assumed PNC Term Loan will be subject to the satisfaction of certain customary conditions, including the absence of any default or event of default and the accuracy of representations and warranties.

The Assumed PNC Term Loan will bear interest at either LIBOR or a base rate (equal to the greatest of (i) the administrative agent’s prime rate, (ii) the one-month LIBOR plus 1.00% and (iii) the federal funds rate plus 0.50%), at our election, in each case plus an applicable margin of 0.50%. We will also pay certain customary closing fees and expenses under the Assumed PNC Term Loan.

The Assumed PNC Term Loan will be secured by U.S. Treasury or other investment grade securities equal to 98% of the outstanding principal amount of the Assumed PNC Term Loan. The guaranty by GPM of the obligations under the Assumed PNC Term Loan will be secured by certain of GPM’s assets currently securing GPM’s existing credit facility with PNC.

The Assumed PNC Term Loan will provide for customary representations, warranties and covenants, including, among other things, covenants relating to (i) financial reporting and notices of material events and (ii) limitations on indebtedness and liens, dividends and distributions and certain fundamental transactions. The Assumed PNC Term Loan will require us to maintain the same financial covenants included in the new credit facilities.

Affiliate Loans

In March 2015, GPM Midwest, LLC, a wholly owned subsidiary of GPM, financed a portion of the consideration for the Road Ranger Acquisition with loans totaling $22.5 million from ARKO and $7.5 million from GPM Holdings, of which $18.1 million and $6.0 million was assigned to GPM and which we will assume in connection with the closing of this offering, respectively. GPM will continue to remain liable for the repayment of the loans on a joint and several basis with us.

These loans mature in September 2016. The loans bear interest at an annual rate of 13.5%. Interest is payable monthly and all principal will be due at the end of the term.

The loans to be assigned to us are guaranteed by GPM Midwest, LLC and GPM MW GP, Inc. Additionally, GPM MW GP, Inc., GPM Midwest, LLC and our predecessor have entered into certain pledge and security agreements granting collateral to secure the secured promissory notes, which collateral includes substantially all of the assets of GPM Midwest, LLC and certain assets of our predecessor. In connection with our assumption of the loans, GPM Opco will guarantee our obligations thereunder, and will enter into a pledge and security agreement granting a lien on GPM Opco’s rights under the fuel distribution agreement with GPM Midwest, LLC.

The loans also include certain customary events of default, the existence of which could cause the loans outstanding to be immediately due and payable.

Following the closing of this offering, we expect to fully repay the amounts outstanding under the loans we will assume with the proceeds of this offering.

Off-Balance Sheet Arrangements

We do not maintain any off-balance sheet arrangements for the purpose of credit enhancement, hedging transactions or other financial or investment purposes.

Impact of Inflation

The impact of inflation has minimal impact on our results of operations, as we generally are able to pass along energy cost increases in the form of increased sales prices to our customers. Inflation in energy prices impacts our sales and cost of fuel products and working capital requirements. Increased fuel prices may also require us to post additional letters of credit or other collateral if our fuel purchases exceed unsecured credit limits extended to us by our suppliers. Although we believe we have historically been able to pass on increased costs through price increases and maintain adequate liquidity to support any increased collateral requirements, there can be no assurance that we will be able to do so in the future.

Quantitative and Qualitative Disclosures about Market Risk

Commodity Price Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices. We distribute approximately 99.0% of our motor fuel to GPM and take title to the motor fuel only for the short period of time (typically less than a day) between pick-up and delivery. In addition, a substantial majority of our gross profit is generated by fixed fees that we charge for each gallon sold, and any transportation costs that we incur are passed through to our customers.

We have limited exposure to commodity price risk as a result of the payment and volume-related discounts in certain of our supply contracts with our suppliers, which are based on the market price of motor fuel.

Interest Rate Risk

We may be subject to market risk from exposure to changes in interest rates based on our financing, investing, and cash management activities. In connection with the closing of this offering, we will enter into a five year, $110.0 million revolving credit facility, which bears interest at variable rates and a new three-year senior term loan of up to $20.0 million, which also bears interest at variable rates. Interest rates on commercial bank borrowings and debt offerings could be higher than current levels, causing our financing costs to increase accordingly. Although this could limit our ability to raise funds in the debt capital markets, we expect to remain competitive with respect to acquisitions and capital projects, as our competitors would likely face similar circumstances.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon the financial statements of our predecessor, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Certain accounting policies involve judgments and uncertainties to such an extent that there is a reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used. Estimates and assumptions are evaluated on a regular basis. We and our predecessor base our respective estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from the estimates and assumptions used in preparation of the financial statements.

Upon the closing of this offering, the historical financial statements of our predecessor will become the historical financial statements of GPM Petroleum LP. Consequently, the critical accounting policies and estimates of our predecessor will become our critical accounting policies and estimates. We believe these accounting policies reflect the more significant estimates and assumptions used in preparation of the financial statements.

Environmental Costs

Environmental expenditures related to existing conditions, resulting from past or current operations and from which no current or future benefit is discernible, are expensed by the Company. Expenditures that extend the life of the related property or prevent future environmental contamination are capitalized.

Inventory

Inventory is stated at the lower of cost or market. Inventory cost is determined using the average cost, net of vendor rebates, using the first-in, first-out (FIFO) basis, which approximates the actual cost of the inventory. We periodically review inventory for obsolescence and record a charge to cost of sales for any amounts required to reduce the carrying value of inventories to net realizable value.

Property and Equipment

Property and equipment are carried at cost or, if acquired through a business combination, at the fair value of the assets as of the acquisition date. Depreciation is recognized using the straight-line method over the estimated useful lives of the related assets, including: 15—30 years for buildings and leasehold improvements; 5—30 years for fuel equipment; 5—15 years for convenience store equipment and 5—15 years for signs, computers and other equipment. Amortization of leasehold improvements is based upon the shorter of the remaining terms of the leases including renewal periods that are reasonably assured, or the estimated useful lives.

Expenditures for maintenance and repairs are charged directly to expense when incurred and major improvements are capitalized.

Goodwill and Intangible Assets

Goodwill represents the excess of cost over fair value of assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination are recorded at fair value as of the date acquired. Amortization of finite lived intangible assets is provided using the straight-line method of amortization over the estimated useful lives of the intangible assets, including: 5—10 years for fuel supply contracts and non-compete contracts; 8—14 years for customer relationships and 5 years for trade names.

Goodwill is tested for impairment by first comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered impaired. If the carrying amount of the reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of the impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined by performing an assumed purchase price allocation, using the reporting unit’s fair value (as determined in the first step) as the purchase price. If the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to that excess. Our predecessor has elected the first day of the fourth quarter to perform the required annual impairment analyses for goodwill. Our predecessor completed the annual impairment analyses for the years ended December 31, 2014 and 2013, noting no impairment.

Recent Accounting Pronouncements

Revenue Recognition. In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers. The new standard will supersede virtually all revenue recognition guidance in GAAP. The new standard provides accounting guidance for all revenue arising from contracts with customers and affects all entities that enter into contracts to provide goods or services to their customers (unless the contracts are in the scope of other GAAP requirements). The guidance also provides a model for the measurement and recognition of gains and losses on the sale of certain nonfinancial assets, such as property and equipment, including real estate. The new standard is effective for public entities for fiscal years beginning after December 15, 2016 and for interim periods therein. Early adoption is not permitted for public entities. Management is currently evaluating the impact of adopting this guidance.

Pushdown Accounting. In November 2014, the FASB issued ASU 2014-17, Business Combinations (Topic 805): Pushdown Accounting (a consensus of the FASB Emerging Issues Task Force). The amendments in this ASU apply to the separate financial statements of an acquired entity and its subsidiaries upon the occurrence of an event in which an acquirer obtains control of the acquired entity. The amendments provide an acquired entity with an option to apply pushdown accounting in its separate financial statements upon occurrence of an event in which an acquirer obtains control of the acquired entity. An acquired entity may elect the option to apply pushdown accounting in the reporting period in which the change-in-control event occurs, or in a subsequent reporting period to the acquired entity’s most recent change-in-control event. The amendments in this ASU were effective on November 18, 2014. After the effective date, Management can make an election to apply the guidance to future change-in-control events or to its most recent change-in-control events. Management has elected not to apply pushdown accounting at this time, but may elect to apply pushdown accounting in future periods.

Consolidation. In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis, which is intended to improve targeted areas of consolidation guidance for legal entities such as limited partnerships, limited liability corporations, and securitization structures. The amendment simplifies the consolidation evaluation for reporting organizations that are required to evaluate whether they should consolidate certain legal entities. The Partnership does not expect the ASU to impact how it currently consolidates its legal entities. The amendments in this ASU will be effective for periods beginning after December 15, 2015, for public companies. Management is currently evaluating the impact of adopting this guidance.

INDUSTRY

Unless stated otherwise, the following information is derived from the most current information available from the U.S. Energy Information Administration (“EIA”), the statistical and analytical agency within the United States Department of Energy.

The Motor Fuel Industry

The United States consumes over 19 million barrels of refined petroleum products each day, and roughly 68% is for gasoline and diesel used primarily for ground transportation. The primary use for motor fuels is in automobiles and light trucks. Motor fuels are also used to fuel boats, recreational vehicles, and various farm and other equipment.

In 2013 and 2014, United States refineries produced approximately 99% of the gasoline and diesel fuel supplied domestically. After crude oil is refined into motor fuels and other petroleum products, the products must be distributed to facilities that service consumers. The majority of motor fuels is transported first by pipeline to storage terminals near consuming areas and then loaded into trucks for delivery to individual gas stations.

Gasoline Demand Overview

In 2014, gasoline represented the largest share of refined petroleum products consumed in the United States at 51% of all refined petroleum. Motor fuel demand is driven primarily by general economic expansion as well as by geographic and demographic factors. As illustrated in the following chart, since 1985 consumption of gasoline has increased in the United States from 2.5 billion barrels per year to 3.3 billion barrels per year in 2014, which represents average annual growth of 1%.

Gasoline consumption in the United States has proven to be stable, with growth in 55 of the 69 years in the period from 1945 to 2014. In general, down years in gasoline consumption have largely been driven by historical external shocks or other unusual economic factors in the broader economy. With the exception of the oil supply crisis of the late 1970s, consumption declines were less than 3% in any given year.

Diesel Demand Overview

Diesel is principally consumed in the United States by large trucks. Diesel is also used by electricity generators, railroad locomotives, farming equipment, military vehicles and engines, and some cars. The United States consumed 0.9 billion barrels of on-highway diesel in 2013. On-

highway diesel has grown from 55% in 2001 to 64% in 2013 of total diesel consumption. Since 1985, consumption of on-highway diesel fuel has experienced an average annual growth of 2.9%. Because it is primarily used for commercial and industrial transportation, on-highway diesel consumption is more cyclical and fluctuates more than gasoline. From 1985 to 2013, there were nine years where on-highway diesel experienced greater than 5% annual growth rates and there were two years where on-highway diesel experienced greater than 5% declines.

Motor Fuel Demand Projections

The EIA projects transportation energy consumption in the U.S. will remain almost flat through 2040. The EIA estimates moderate increases by all modes of transportation except light-duty vehicles. Light-duty vehicle energy use is expected to decline sharply, reflecting slow growth in vehicle miles traveled and accelerated improvement in fuel efficiency. In the EIA’s 2014 baseline projections, consumption of gasoline is projected to shrink by approximately 1% through 2040 while consumption of on-highway diesel fuel is projected to increase at an average annual rate of approximately 1% through 2040. The flat growth trend in transportation energy consumption reflects a significant decline in energy consumption by light-duty vehicles that more than offsets growth in energy consumption for other modes.

Motor Fuels

In general, motor fuels are homogenous commoditized products. Gasoline is typically sold by octane grades: regular, midgrade and premium. In 2013, 87.0% of gasoline sales were regular grade, 3.2% medium grade and 9.8% premium grade. In contrast to gasoline, on-highway diesel is not generally available in different grades. One way in which wholesale and retail marketers engage in product differentiation is to increase sales volume by purchasing specialized motor fuel blends from established global/national brand refiners such as ExxonMobil, BP, Valero, and Marathon. These large refiners have substantial influence over the wholesale distribution system and have extensive networks for getting their fuels to retail markets.

Regional and Seasonal Demand Patterns

Different regions exhibit different motor fuel consumption patterns. Population, demographics, and regional economic activity are important determinants affecting demand, but availability of alternative fuels, petroleum transportation costs, geography and other factors are also important. The U.S. government categorizes motor fuel consumption into five Petroleum Administration for Defense Districts (PADD), with the East Coast (PADD I) consuming the largest volume of gasoline and the second largest amount of on-highway diesel of the five PADDs. In 2014, 35% of United States gasoline was supplied to the East Coast. In 2013, 29% of United States on-highway diesel was supplied to the East Coast. The Midwest (PADD II) consumes the second largest volume of gasoline and is the largest consumer of on-highway diesel of the five PADDs. In 2014, 28% of United States gasoline was supplied to the Midwest. In 2013, 32% of United States on-highway diesel was supplied to the Midwest.

Gasoline volumes are also considered to be seasonal because gasoline demand rises moderately in the warmer months and falls moderately in the cooler months, exhibiting a shallow swing between the low demand season and the high demand season. Since 2000, January and February have been the low end of the demand season as gasoline consumption averages approximately 3% to 10% below the monthly average whereas July and August have been the high end of the demand season as gasoline consumption averages approximately 5% to 6% above the monthly average. On-highway diesel does not typically exhibit the same seasonal variation in consumption.

Wholesale Motor Fuel Marketing

The wholesale motor fuel marketing industry consists of sales of branded and unbranded gasoline and on-highway diesel to retail gas station operators and other wholesale distributors. In general, motor fuels sold to wholesalers are heavily influenced by final retail prices, which are influenced by crude oil prices and refining and transportation costs and other factors. However, final retail prices paid by consumers are ultimately set by the retailers, subject to certain regulations and taxes, which vary from state to state. While factors such as geopolitical events, and inclement weather and other events can disrupt the supply and price of crude oil and the supply and distribution of refined petroleum products, the impact on retail motor fuel prices may not necessarily be immediate and can take several days or weeks to be reflected in retail prices.

Wholesale distributors purchase branded and unbranded motor fuels from integrated oil companies and independent refiners and take delivery of the purchased motor fuel at a distribution terminal. The price at which a wholesale distributor generally purchases motor fuel from an integrated oil company or refiner at the terminal is referred to as the “rack” price, which includes the seller’s profit on the motor fuel.

Wholesale distributors sell motor fuels to their customers at either “dealer tank wagon” prices, also referred to as “DTW,” or “rack plus” prices. DTW prices represent the cost of the motor fuels to the customer and include the profit to the wholesale distributor and, among other costs, transportation costs. Under DTW pricing, the wholesale distributor may provide additional services and benefits to the customer, such as the use of branded trademarks and advertising. “Rack plus” pricing is the rack price plus a margin that represents the profit to the wholesale distributor. Transportation, insurance and other services to the wholesale distributor’s customers may be charged separately. Rack prices are influenced primarily by spot and/or futures crude oil prices. At a minimum, rack prices typically exceed refinery gate prices (prices set by the refiner as it leaves the refinery) by the transportation cost to move the gasoline from the refinery to the terminal, usually by pipeline or by barge.

Wholesale Motor Fuel Customers

In wholesale motor fuel marketing, there are primarily five classes of customers:

•

Company-operated convenience stores—The wholesale distributor owns or leases the gas station and conducts the retail operations of the gas station, including the retail distribution of motor fuels. The franchise is owned by the distributor, and workers are employed by the distributor as well. The wholesale distributor, as the operator of the gas station, sets the retail price of the motor fuels. Since the wholesale distributor pays the rack price for the motor fuels, the retail price at this gas station is usually more competitive than other gas stations that require the operators of those gas stations to pay a higher wholesale price as a result of the mark-up charged by the wholesale distributor.

•

Lessee dealers—The wholesale distributor owns or leases the gas station and, in turn, leases or subleases the gas station to the lessee dealer, who is typically a small business owner, and wholesale distributes motor fuels to the lessee dealer. Motor fuels are sold to the lessee dealer at a rack plus or DTW price determined by the wholesale distributor. Typically, the lessee dealer purchases gasoline in full truckloads of 8,500 gallons and manages its own inventory. The lessee dealer sets the retail price of the motor fuels at the gas station.

•	Consignment locations—The wholesale distributor owns, leases or, in some cases enters into distribution contracts with respect to, the gas station and contracts with a consignment location that undertakes the retail distribution of motor fuels on a commission basis at the gas station. The consignment location retains all of the gas station’s remaining revenues and expenses and may pay rent to the wholesale distributor for leasing the gas station. The wholesale distributor sets the retail price of the motor fuels at the gas station.

•

Independent dealers—The gas station is owned by an independent dealer or leased by an independent dealer from a person other than the wholesale distributor. The independent dealer selects the brand of motor fuels that are sold at the location and negotiates a long-term contract, typically 10 years, with an integrated oil company, refiner or wholesale distributor to purchase motor fuels. These negotiations often enable the independent dealers to obtain motor fuels at favorable prices at the time the long-term contract is entered into. As is the case with lessee dealers, independent dealers also typically purchase gasoline in full truckloads of 8,500 gallons and manage their own inventory. The independent dealer sets the retail price of the motor fuels at the gas station.

•

Sub-wholesalers—Typically, major integrated oil companies and refiners will only sell to wholesale distributors that will meet minimum volume thresholds. Accordingly, smaller wholesale distributors are forced to purchase motor fuels from larger wholesale distributors. In addition, wholesale distributors may sell to sub-wholesalers that, either as a result of concerns about adequate access to supply and/or pricing considerations, elect to purchase motor fuels from the wholesale distributor, on a wholesale basis, instead of purchasing directly from major integrated oil companies and refiners. Motor fuels are sold to sub-wholesalers at rack plus.

Retail fuel outlets are the primary customers for wholesale motor fuel marketers. According to the 2015 NACS Retail Fuels Report, there were 152,794 total retail fueling outlets in the U.S. as of December 31, 2014. These outlets include convenience stores, grocery stores, truck stops, traditional gas stations and low-volume locations like marinas. Of these 152,794 sites, 127,588 are convenience stores with retail fuel sales or approximately 83.5% of the gasoline retail purchases. In the past decade, convenience stores with fuel sales have grown from 110,895 to 127,588 sites. In 2012, fuel revenue in convenience stores totaled $501.0 billion in sales. Retail fuel outlets were once dominated by the major integrated oil companies. In recent years the major integrated oil companies have reduced their United States site holdings almost completely. Per the 2015 NACS Retail Fuels Report, Chevron and Shell had 423 and 20 sites respectively, while ExxonMobil, BP North America and ConocoPhillips have completely exited the space. The remaining convenience store fuel outlets owned by integrated oil companies and independent refiners account for less than 0.4% and approximately 4% respectively. The major integrated oil companies reference intense competition in the retail motor fuels market as well as higher returns and margins in other areas of the oil and gas business for their shift in strategy.

The retail gasoline market has since become increasingly fragmented and many gas stations are owned and operated as small independent businesses. As shown below, per the 2015 NACS Retail Fuels Report, of the 127,588 convenience stores with retail fuel sales, 58% of those sites are one-site operations. Dominant operators compete locally and regionally.

Convenience Store Operators with Retail Fuel Distribution Site Count

Source: NACS/Nielsen 2015 Convenience Store Count

The location of a gas station has a direct impact on the volume of fuel sold and therefore, the profitability of the gas station. Many of the premier gas station locations have been operating for decades. Given the high barriers to entry for new gas stations, including environmental barriers and high real estate property values, gas stations in premier locations have generally increased in value over time.

BUSINESS

Overview

We are a growth-oriented Delaware limited partnership formed by GPM to engage in the wholesale distribution of motor fuels on a fixed fee per gallon basis to GPM-controlled convenience stores and third parties. As of June 30, 2015, GPM controlled over 620 convenience stores that sell motor fuel, merchandise, food, beverages and other products and services to retail customers in the Mid-Atlantic, Southeastern, Midwestern and Northeastern United States. Upon the completion of this offering, GPM will purchase all of its motor fuel from us. For the twelve months ended June 30, 2015, on a pro forma basis, we distributed 572.4 million gallons of motor fuel to GPM-controlled convenience stores and 66.6 million gallons of motor fuel to third-party customers. We believe we are one of the largest independent motor fuel distributors by number of convenience stores in the United States, the largest distributor of Valero-branded motor fuel on the East Coast and the third largest distributor of Valero-branded motor fuel in the United States. In addition, we receive rental income from real estate that we own and lease to third parties.

Our primary business objective is to make stable quarterly cash distributions to our unitholders and, over time, to increase our quarterly cash distributions. We intend to make minimum quarterly distributions of $             per unit per quarter (or $             per unit on an annualized basis), as further described in “Cash Distribution Policy and Restrictions on Distributions.”

We purchase motor fuel primarily from major integrated oil companies and independent refiners and distribute it to GPM pursuant to three 10-year wholesale motor fuel distribution agreements, which we refer to as the GPM Distribution Contracts. As of June 30, 2015, GPM distributed volumes it purchased from us to:

•	over 620 convenience stores controlled by GPM;

•	over 35 sites operated by independent dealers;

•	over 25 sites owned or leased by GPM and operated by lessee dealers; and

•	over 40 consignment locations where GPM sells motor fuel to retail customers.

Though we arrange for the transportation of motor fuel to GPM for sale to its controlled convenience stores and consignment locations, we do not physically transport any of the motor fuel. GPM directly arranges for transportation of motor fuel to its independent and lessee dealers.

In addition to the volumes of motor fuel we distribute to GPM, we also distribute motor fuel directly to approximately 10 sub-wholesalers and bulk purchasers. Sub-wholesalers, in turn, distribute fuel to convenience stores. Bulk purchasers primarily purchase motor fuel for their own use. For the six months ended June 30, 2015 and year ended December 31, 2014, we distributed 3.2 million and 7.0 million gallons of motor fuel to sub-wholesalers and bulk purchasers, respectively. GPM is obligated to provide us a right of first offer to purchase fuel distribution contracts for all convenience stores, dealer sites and consignment locations that GPM acquires in the future, as described below in “—Our Relationship with GPM Investments, LLC—Our Agreements with GPM.”

The total amount of motor fuel we sold grew from 295.6 million gallons during 2011 to over 449.5 million gallons during 2014, primarily as a result of a series of convenience store acquisitions by GPM. Since January 1, 2011, the number of GPM-controlled convenience stores has grown from 210 to 625, while the amount of motor fuel sold to such convenience stores has increased from 235.2 million gallons during 2011 to 380.9 million gallons during 2014.

During the twelve months ended June 30, 2015, and after giving pro forma effect to the GPM Distribution Contracts, approximately 99.0% of our fuel gallons sold would have been pursuant to such contracts. Under the GPM Distribution Contracts, we will be the exclusive distributor of motor fuel purchased by GPM’s existing convenience stores, independent and lessee dealers and consignment locations for 10 years at cost plus a fixed fee of 4.5 cents per gallon, as described in more detail below in “—Our Relationship with GPM Investments, LLC—Our Agreements with GPM.”

We believe that we have limited exposure to fluctuating commodity prices because we charge GPM the cost of our fuel plus a markup. GPM, in turn, passes these costs along to its retail customers at its controlled convenience stores and consignment locations and to the dealers it supplies.

In addition to revenues earned in our wholesale motor fuel distribution business, we also receive rental income from convenience store properties that we own and lease to third parties. At the closing of this offering, we expect to receive rental income from six properties located in Delaware, New Jersey and Virginia. Although we may purchase and lease convenience store properties to GPM or third parties, we do not operate or have any intention to operate any convenience stores at this time, though we may elect to do so in the future.

For the year ended December 31, 2014, we had pro forma gross profit of approximately $28.8 million, pro forma Adjusted EBITDA of approximately $28.2 million and pro forma net income of approximately $24.6 million. Sales to GPM pursuant to the GPM Distribution Contracts accounted for approximately 99.7% of our pro forma gross profit for that period. Please read “Summary—Non-GAAP Financial Measure” for the definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to our most directly comparable financial measures calculated and presented in accordance with GAAP.

Our Relationship with GPM Investments, LLC

One of our primary strengths is our relationship with GPM. GPM controls 625 convenience stores and is the exclusive motor fuel supplier to an additional 113 dealer sites throughout 16 states in the Mid-Atlantic, Southeastern, Midwestern and Northeastern United States as of June 30, 2015. GPM entered the motor fuel retail and distribution business with its acquisition of 169 Fas Mart and Shore Stop sites in 2003. Arie Kotler, the founder, Chief Executive Officer and President of GPM and Chairman of the Board of Directors, Chief Executive Officer and President of our general partner, managed this initial acquisition and has also been responsible for GPM’s continued growth through the acquisitions detailed below. Since its formation in 2003, GPM has achieved significant growth through a series of eight acquisitions of convenience stores and dealer sites that have been successfully integrated into GPM’s existing business. GPM’s significant distribution volumes, together with its industry relationships, led to its negotiation of a 10-year supply agreement with Valero Marketing in 2012 for over two billion gallons of motor fuel, making GPM the third largest Valero distributor of motor fuels in the United States and the largest on the East Coast. Set forth below is a chart detailing recent acquisitions by GPM.

Acquisition	Date of Acquisition	Number of Convenience Stores Acquired	Gallons of Motor Fuel Sold in 2014
			(in millions)
Virginia Acquisition	August 1, 2013	5	4.5
Southeast Acquisition (1)	August 6, 2013	258	181.4
Carolinas Acquisition	February 3, 2015	8	8.0
Road Ranger Acquisition	March 20, 2015	42	72.8
Midwest Acquisition (2)	June 3, 2015	126	113.6

(1)	Excludes five convenience stores that do not sell motor fuel.
(2)	Excludes 35 convenience stores that do not sell motor fuel.

Following the completion of this offering, we will engage in wholesale distribution of fuel to GPM and third parties. GPM will continue to operate its convenience store business and will retain its consignment business and the substantial majority of its dealer business. GPM will own our general partner, which controls us, and will also retain a significant economic interest in us through its direct and indirect ownership of (i)         % of our limited partner interests and (ii) all of our incentive distribution rights, which will entitle GPM to increasing percentages of the cash we distribute in excess of $         per unit per quarter.

Our Agreements with GPM

In connection with the completion of this offering, three long-term, fee-based commercial agreements with GPM will be contributed to us, and we will enter into an omnibus agreement with GPM. These agreements are summarized below:

•

a fuel distribution agreement, pursuant to which we will distribute motor fuel purchased by GPM for sale to its existing convenience stores (other than convenience stores for which we are the distributor of motor fuel under the GPM RR Distribution Contract and the GPM MW Distribution Contract), independent and lessee dealers and consignment locations at cost, plus a fixed fee of 4.5 cents per gallon for a period of 10 years, which we refer to as the GPM Distribution Contract;

•

a fuel distribution agreement substantially similar to the GPM Distribution Contract, pursuant to which we will distribute motor fuel to convenience stores acquired by GPM in the Road Ranger Acquisition at cost, plus a fixed fee of 4.5 cents per gallon for a period of 10 years, which we refer to as the GPM RR Distribution Contract;

•

a fuel distribution agreement substantially similar to the GPM Distribution Contract, pursuant to which we will distribute motor fuel to convenience stores acquired by GPM in the Midwest Acquisition at cost, plus a fixed fee of 4.5 cents per gallon for a period of 10 years, which we refer to as the GPM MW Distribution Contract; and

•	the omnibus agreement, pursuant to which, among other things we will receive:

•	a 10-year right of first offer to purchase the right to distribute fuel to GPM for newly acquired convenience stores at a negotiated rate; and

•

a 10-year right to participate in transactions with GPM to acquire any distribution contracts and to negotiate the fuel supply terms for distributing fuel to GPM for any convenience stores, independent or lessee dealers, or consignment locations included in a potential acquisition under consideration by GPM, to the extent we are able to reach an agreement on terms.

In addition, our omnibus agreement provides that we are obligated to distribute any volumes for stores that GPM acquires in the future, either at a negotiated rate pursuant to our right of first offer to purchase fuel distribution rights or the alternate fuel sales rate, as described further in “Certain Relationships and Related Transactions—Agreements with Affiliates in Connection with the Transactions—Omnibus Agreement.”

Our sales to sub-wholesalers and bulk purchasers will not be included in our commercial agreements with GPM and will be sold directly by us to such third parties. For the year ended December 31, 2014, the average margins on gallons sold to sub-wholesalers and bulk purchasers ranged from 0.4 to 0.75 cents per gallon and 3.0 to 4.5 cents per gallon, respectively.

For more information on our agreements with GPM and its subsidiaries, please read “Certain Relationships and Related Transactions—Agreements with Affiliates in Connection with the Transactions.” For a discussion of risks that could adversely affect our expected long-term contractual cash flow stability, please read “Risk Factors—Risks Inherent in Our Business.”

Our Strengths and Strategies

Competitive Strengths

We believe we have the following competitive strengths:

•

Stable cash flows from long-term fee based wholesale motor fuel distribution contracts. We generate substantially all of our revenue from earning a fixed 4.5 cents per gallon fee on the wholesale distribution of motor fuel to GPM pursuant to three 10-year distribution contracts. We believe that our long-term contracts coupled with ongoing demand for motor fuel in the geographic areas in which we operate provide a stable source of cash flow.

•

Our management team has an established history of acquiring sites and successfully integrating the associated operations. Our management has steadily grown GPM’s business by acquiring convenience store and wholesale motor fuel sites. Since GPM’s formation with its acquisition of 169 Fas Mart and Shore Stop sites in 2003, our senior management team has completed eight acquisitions encompassing 488 retail and wholesale sites. Our strong industry relationships and proven ability to successfully complete complex acquisitions has enabled GPM to acquire assets on what it believes to be attractive terms. Furthermore, GPM has successfully integrated its acquisitions into its existing business by reducing overhead costs and realizing economies of scale through increased purchasing power with refiners and other fuel suppliers.

•

Long-term relationships with major integrated oil companies and independent refiners. We have established long-term relationships and supply agreements with companies that are among the largest suppliers of branded motor fuel in North America. For the year ended December 31, 2014, approximately 95% of our fuel sales were branded. Currently, we believe that we are the third largest distributor of Valero-branded motor fuels in the U.S. and the largest on the East Coast. We also distribute BP, Conoco, Exxon, Marathon, Mobil, Phillips 66 and Shell branded fuels. This diverse mix of major fuel suppliers helps to ensure sufficient fuel supply during market disruptions and to maintain competitive fuel costs.

•

Substantial industry experience. Our management team has extensive experience in the wholesale petroleum and convenience store industry. Chairman, Chief Executive Officer and President Arie Kotler founded GPM in 2003 and has approximately 10 years of industry experience. Chief Financial Officer Don Bassell has over eight years of service with GPM and has over 30 years of industry experience. Chief Operating Officer Chris Giacobone has approximately 25 years of industry experience.

•

Geographically diverse operations. Since our sponsor’s formation with its acquisition of 169 Fas Mart and Shore Stop sites in Virginia, Maryland and Delaware, we have expanded into new geographic areas. Our wholesale motor fuels distribution now spans across 16 states: Connecticut, Delaware, Illinois, Indiana, Iowa, Kentucky, Maryland, Michigan, New Jersey, North Carolina, Ohio, Pennsylvania, Rhode Island, South Carolina, Tennessee and Virginia. Our diverse footprint allows us to maintain more stable fuel volumes and fuel margins, compared with more regionally concentrated competition, which may be more materially affected by supply constraints, such as pipeline interruptions, or adverse weather events, such as hurricanes or blizzards.

Business Strategies

Our primary business objectives are to make stable quarterly cash distributions to our unitholders and, over time, to increase our quarterly cash distributions by continuing to execute the following strategies:

•

Expand through GPM acquisitions. We anticipate growing our business by either purchasing the right to provide wholesale motor fuel to convenience stores that may be acquired by GPM or jointly consummating acquisitions with GPM, as well as by directly acquiring wholesale motor fuel businesses with existing dealer operations. Through GPM’s expansion, we plan to further develop our wholesale motor fuel distribution both within our existing area of operations and in new geographic areas.

We believe GPM has considerable opportunity to serve as a consolidator in our industry. According to the NACS Retail Fuels Report and the 2015 NACS State of the Industry Report, there were 127,588 convenience stores with retail fuel sales in the U.S. as of December 31, 2014. Over 70% of these sites were owned by entities with fewer than 50 total sites. As GPM continues to make acquisitions, we will have the right, under the right of first offer contained in the omnibus agreement, to purchase distribution rights to any new locations GPM acquires in the future. If we are unable to come to terms regarding the purchase of those distribution rights, we will be obligated to distribute motor fuel to such sites at the alternate fuel sales rate.

•

Maintain strong relationships with major integrated oil companies and independent refiners. Our relationships with suppliers of branded motor fuels are crucial to the operation of our business. By leveraging our relationships with our suppliers, we have been able to negotiate supply agreements with what we believe to be competitive terms and intend to continue to maintain such relationships in the future.

•

Manage risk by outsourcing delivery of motor fuel, mitigating exposure to environmental liabilities and implementing systems and controls to manage operations. Motor transportation services are not part of our business, and we do not own or lease trucks for the delivery of motor fuel. Instead, we contract with third parties for the delivery of motor fuel. This strategy alleviates capital, labor and liability constraints associated with operating a transportation fleet.

•

Financial flexibility to pursue acquisitions and other expansion opportunities. Post-offering, we expect to have ample liquidity to pursue accretive acquisitions. After the application of the net proceeds we receive from this offering, we expect to have at least $             million available for either acquisitions or working capital purposes under our new revolving credit facility. We believe that our strong balance sheet and ability to access the debt and equity capital markets will provide us with the financial flexibility to pursue accretive acquisition and expansion opportunities.

Our Business and Properties

We are a wholesale distributor of motor fuels and other petroleum products, and we own and lease real estate used primarily in the retail distribution of motor fuels. We do not currently operate or have any intention to operate any convenience stores that we own or may acquire in the future.

Wholesale Motor Fuel Distribution

We purchase motor fuel from major integrated oil companies and independent refiners and distribute it throughout 16 states in the Mid-Atlantic, Southeastern, Midwestern and Northeastern United States for sale to (i) GPM’s convenience stores, (ii) GPM’s independent and lessee dealers, (iii) GPM’s consignment locations and (iv) directly to sub-wholesalers and bulk purchasers. The following table highlights our total motor fuel gallons sold during each of the last five fiscal years and for the six months ended June 30, 2015, by principal customer group (gallons in thousands):

	Six Months Ended June 30, 2015	Year Ended December 31,
Customer Group		2014	2013	2012	2011	2010
GPM-controlled convenience stores	215,957	380,854	284,997	220,771	235,150	253,095
GPM’s independent and lessee dealers	16,448	34,012	31,584	29,330	29,066	34,199
GPM’s consignment locations	13,998	27,652	26,220	26,788	25,384	25,223
Sub-wholesalers and bulk purchasers	3,165	6,990	8,317	7,789	5,998	6,983

Total	249,568	449,508	351,118	284,678	295,598	319,500

The following table highlights the number of locations as of the end of the year and as of June 30, 2015, by principal customer group:

	As of June 30, 2015	As of December 31,
Customer Group		2014	2013	2012	2011	2010
GPM-controlled convenience stores	625	454	460	203	206	210
GPM’s independent and lessee dealers	65	63	70	52	57	59
GPM’s consignment locations	41	42	42	38	41	39
Sub-wholesalers and bulk purchasers	10	10	13	13	9	8

Total	741	569	585	306	313	316

Sales to GPM Convenience Stores

Pursuant to the GPM Distribution Contracts, we will be the exclusive distributor of motor fuel purchased by GPM’s existing convenience stores for a fixed fee of 4.5 cents per gallon. As of June 30, 2015, GPM controlled 625 convenience stores and is the exclusive motor fuel supplier to an additional 65 independent and lessee dealer sites, 41 consignment locations, and 10 sub-wholesalers and bulk purchasers throughout 16 states in the Mid-Atlantic, Southeastern, Midwestern and Northeastern United States.

The following table provides a history of GPM’s convenience store acquisitions, conversions and closings for each of the last five years and during the six months ended June 30, 2015:

	Six Months Ended June 30, 2015	Year Ended December 31,
		2014	2013	2012	2011	2010
Number of convenience stores at beginning of period	454	460	203	206	210	211
Acquired convenience stores	176	—	263	—	—	—
GPM-controlled convenience stores converted (to)/from consignment locations	—	(1)	(4)	—	(1)	(1)
GPM-controlled convenience stores converted (to)/from independent and lessee dealers	(3)	(1)	—	—	(1)	—
Closed, relocated or divested sites	(2)	(4)	(2)	(3)	(2)	—

Number of convenience stores at end of period	625	454	460	203	206	210

Sales to GPM’s Independent and Lessee Dealers

Pursuant to the GPM Distribution Contracts, we will be the exclusive distributor of motor fuel to GPM for sale at its existing independent and lessee dealers for a fixed fee of 4.5 cents per gallon. As of June 30, 2015, GPM had contracts with 65 independent and lessee dealers. The following table provides a history of GPM’s independent and lessee dealer location openings, conversions, acquisitions and closings for each of the last five years and during the six months ended June 30, 2015:

	Six Months Ended June 30, 2015	Year Ended December 31,
		2014	2013	2012	2011	2010
Number of independent and lessee dealer locations at beginning of period	63	70	52	57	59	67
New locations	—	—	25	1	—	—
Discontinued locations	(2)	(8)	(6)	(6)	(4)	(7)
Locations converted (to)/from GPM-controlled convenience stores	3	1	—	—	1	—
Locations converted (to)/from consignment locations	1	—	(1)	—	1	(1)

Number of independent and lessee dealer locations at end of period	65	63	70	52	57	59

Sales to GPM’s Consignment Locations

Pursuant to the GPM Distribution Contracts, we will be the exclusive distributor of motor fuel to GPM for sale at its existing consignment locations for a fixed fee of 4.5 cents per gallon. As of June 30, 2015, GPM had consignment arrangements with independent operators at 41 locations. At these consignment locations, GPM provides and controls motor fuel inventory and price at the site and receives the actual retail selling price for each gallon sold, less a commission paid to the retail operator of the location. The following table provides a history of GPM’s consignment location openings, conversions, acquisitions and closings for each of the last five years and the six months ended June 30, 2015:

	Six Months Ended June 30, 2015	Year Ended December 31,
		2014	2013	2012	2011	2010
Number of consignment locations at beginning of period	42	42	38	41	39	35
New locations	—	1	2	—	—	1
Discontinued locations	—	(2)	(3)	(3)	—	—
Locations converted (to)/from independent and lessee dealers	(1)	—	1	—	1	2
Locations converted (to)/from GPM-controlled convenience stores	—	1	4	—	1	1

Number of consignment locations at end of period	41	42	42	38	41	39

Sales to Sub-Wholesalers and Bulk Purchasers

As of June 30, 2015, we distributed fuel to 10 sub-wholesalers and bulk purchasers. No single third-party dealer is material to our business. Our sales to sub-wholesalers and bulk purchasers will not be included with our commercial agreements with GPM. For the six months ended June 30, 2015, the average margins on gallons sold to sub-wholesalers and bulk purchasers ranged from 0.4 to 0.75 cents per gallon and 3 to 4.5 cents per gallon, respectively.

The following table provides a history of our sales to sub-wholesalers and bulk purchasers for each of the last five years and for the six months ended June 30, 2015:

	Six Months Ended June 30, 2015	Year Ended December 31,
		2014	2013	2012	2011	2010
Number of sub-wholesalers and bulk purchasers at beginning of period	10	13	13	9	8	8
New sub-wholesalers and bulk purchasers	—	—	—	4	1	—
Discontinued sub-wholesalers and bulk purchasers	—	(3)	—	—	—	—

Number of sub-wholesalers and bulk purchasers at end of period	10	10	13	13	9	8

Fuel Supplier Arrangements

We distribute branded motor fuel under the BP, Conoco, Exxon, Marathon, Mobil, Phillips 66, Shell and Valero brands. We purchase this branded motor fuel from major integrated oil companies and refiners under supply agreements. We also distribute unbranded motor fuel, which we purchase either on a rack basis based upon prices posted by the refiner at a fuel supply terminal, or on a contract basis with the price tied to one or more market indices.

For fiscal 2014, Valero Marketing supplied approximately 50%, BP North America supplied approximately 20% and ExxonMobil supplied approximately 14% of our gross purchases, respectively. We have been distributors for Valero Marketing since 2004 and our current contract with Valero Marketing expires in December 2021. We have been distributors for BP North America since 2007 and our current contract with BP North America expires in December 2019. We have been distributors for ExxonMobil since 2007 and our current contract with ExxonMobil expires on September 30, 2015. We purchase the motor fuel at the supplier’s applicable price at the terminal, which typically changes daily. Our supply agreements with other suppliers generally have an initial term of three to five years. In addition, each supply agreement typically contains provisions relating to payment terms, use of the supplier’s brand names, credit card processing, compliance with supplier’s requirements, insurance coverage and compliance with legal and environmental requirements, among others. As is typical in the industry, our suppliers generally can terminate the supply contract if we do not comply with any material condition of the contract, including our failure to make payments when due, fraud, criminal misconduct, bankruptcy or insolvency. Generally, our supply agreements have provisions that obligate the supplier to sell up to an agreed upon number of gallons, subject to certain limitations. Any amount in excess of that agreed upon amount is subject to availability. Due to the large volumes of motor fuel we purchase, we may receive volume rebates or incentive payments to drive volumes and provide an incentive for branding new locations. Certain suppliers require that all or a portion of any such branding incentive payments from certain integrated oil companies and refiners be repaid to the supplier in the event that the sites are closed or rebranded within a stated number of years.

We have historically received early payment and volume-related discounts from our suppliers, although there is no guarantee that we will continue to receive these discounts in the future. Please read “Risk Factors—Risks Inherent in Our Business—We currently depend on three principal suppliers for the majority of our gross purchases. A failure by a principal supplier to renew our supply agreement, a disruption in supply or an unexpected change in our supplier relationships could have a material adverse effect on our business.”

Transportation Logistics

Pursuant to the GPM Distribution Contracts, we will arrange all transportation logistics for our motor fuel deliveries to GPM for sale to its controlled convenience stores and consignment locations. GPM directly arranges for transportation of motor fuel to its independent and lessee dealers. Through third-party transportation providers, we will arrange for motor fuel to be delivered to GPM from the storage terminals to the appropriate sites at prices negotiated with these third-party transportation providers. Under this arrangement and pursuant to our contracts with third-party customers and GPM, we will pass through all transportation costs and consequently will not incur any profit or loss relating to transportation.

Technology

We utilize an integrated software system that allows our wholesale customers, including GPM, to access their accounts to obtain prices, place orders and review invoices, credit card transactions and electronic funds transfer notifications. Substantially all of our dealer payments are processed by electronic funds transfer. This nationally recognized software also assists with fuel inventory management and procurement and an integrated wholesale motor fuel system for financial accounting, procurement, billing and inventory management.

Real Estate and Lease Arrangements

Following the completion of this offering, we will own six retail fuel locations that we will lease to third parties. We collect rent from the lessees pursuant to lease agreements with them. Our leases typically have a term of 10 years and as of December 31, 2014, the average remaining lease term for our current lease agreements was approximately five years.

Competition

We compete primarily with other independent motor fuel distributors. The market for distribution of wholesale motor fuel is highly competitive and fragmented, which results in narrow margins. We have numerous competitors, some of which may have significantly greater resources and name recognition than we do. We rely on our ability to provide value-added and reliable service and to control our operating costs in order to maintain our competitive position.

Seasonality

Our business exhibits some seasonality due to our customers’ increased demand for motor fuel during the late spring and summer months as compared to the fall and winter months. Travel, recreation and construction activities typically increase in these months in the geographic areas in which we operate, increasing the demand for motor fuel. Therefore, the volume of motor fuel that we distribute is typically somewhat higher in the second and third quarters of our fiscal year. As a result, our results from operations may vary from period to period.

Insurance

Our operations and assets are insured under an insurance program administered by GPM. GPM uses a combination of self-insurance and third-party insurance with predetermined deductibles that cover certain insurable risks. GPM’s liability represents an estimate of the ultimate cost of claims incurred as of the balance sheet dates. The estimated undiscounted liability is established based upon analysis of historical data and includes judgments and actuarial assumptions regarding economic conditions, the frequency and severity of claims, claim development patterns and claim management and settlement practices. Although we have not experienced significant changes in actual expenditures compared to actuarial assumptions as a result of increased costs or incidence rates, such changes could occur in the future and could significantly impact our results of operations and financial position. We will reimburse GPM under the omnibus agreement for insurance costs.

Management believes that the amount of coverage provided is reasonable and appropriate. We have obtained directors’ and officers’ liability insurance for the directors and officers of our general partner.

Environmental Matters

Environmental Laws and Regulations

We and GPM are subject to various federal, state and local environmental laws and regulations, including those relating to ownership and operation of underground storage tanks; the release or discharge of regulated materials into the air, water and soil; the generation, storage, handling, use, transportation and disposal of regulated materials; the exposure of persons to hazardous materials; remediation of contaminated soil and groundwater; and the health and safety of employees dedicated to such transportation and storage activities.

Environmental laws and regulations can restrict or impact our business activities in many ways, such as:

•

requiring the acquisition of certifications, registrations, permits or other authorizations or the provision of financial assurances in connection with the transportation, storage and sale of fuel and other regulated activities;

•	requiring remedial action to mitigate releases of hydrocarbons, hazardous substances or wastes caused by our operations or attributable to former operators;

•	requiring capital expenditures to comply with environmental pollution control, cathodic protection or release detection requirements; and

•	enjoining the operations of facilities deemed to be in noncompliance with environmental laws and regulations.

Failure to comply with environmental laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements and the issuance of orders enjoining or otherwise curtailing future operations. Certain environmental statutes impose strict, joint and several liability for costs required to clean up and restore sites where hydrocarbons, hazardous substances or wastes have been released or disposed of. Moreover, neighboring landowners and other third parties may file claims for personal injury and property damage allegedly caused by the release of hydrocarbons, hazardous substances or other wastes into the environment. As the owner of six convenience stores leased by third parties, we are subject to potential costs and other liabilities of clean-up and restoration of contamination, including any historical impacts to the environment pre-dating the leasing of those sites by third party lessees, as well as possible third-party claims at those locations, which costs and liabilities could be significant.

The trend in environmental regulation is to place more restrictions and limitations on activities that may affect the environment, and thus any changes in environmental laws and regulations that impose more stringent and costly waste handling, storage, transport, disposal or remediation requirements on us, GPM or our other customers could have a material adverse effect on our financial position and results of operations. As a result, there can be no assurance as to the amount or timing of future expenditures for environmental compliance or remediation, and actual future expenditures may be different from the amounts we currently anticipate. We try to anticipate future regulatory requirements that might be imposed and plan accordingly to remain in compliance with changing environmental laws and regulations and minimize the costs of such compliance.

We believe we are in compliance in all material respects with applicable environmental laws and regulations, and we do not believe that compliance with existing federal, state or local environmental laws and regulations will have a material adverse effect on our financial position, results of operations or cash available for distribution to our unitholders. We can provide no assurance, however, that future events, such as changes in existing laws and regulations (including changes in the interpretation of existing laws and regulations), the promulgation of new laws and regulations or the development or discovery of new facts or conditions will not cause us to incur significant costs.

Hazardous Substances and Releases

Certain environmental laws, including the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (“CERCLA”), impose strict, and under certain circumstances, joint and several, liability, without regard to fault, on the owner and operator as well as former owners and operators of properties where a hazardous substance has been released into the environment, including liabilities for the costs of investigation, removal or remediation of contamination and any related damages to natural resources. In addition, under CERCLA and similar state laws, as persons who arrange for the transportation, treatment or disposal of hazardous substances, we also may be subject to similar liability at sites where such hazardous substances may be released. We may also be subject to third-party claims alleging property damage and/or personal injury in connection with releases of or exposure to hazardous substances at, from or in the vicinity of our current properties or at off-site locations where such hazardous substances have been taken for treatment or disposal.

GPM is required to comply with federal and state financial responsibility requirements to demonstrate that GPM has the ability to pay for remediation or to compensate third parties for damages incurred as a result of a release of regulated materials from its underground storage tank systems. GPM meets these requirements by maintaining insurance which it purchases from private insurers and in certain circumstances, relying on applicable state trust funds, which are funded by underground storage tank registration fees and taxes on wholesale purchase of motor fuels.

Air Emissions

The federal Clean Air Act (the “CAA”) and similar state laws impose requirements on emissions to the air from motor fueling activities in certain areas of the country, including those that do not meet state or national ambient air quality standards. These laws may require the installation of vapor recovery systems to control emissions of volatile organic compounds to the air during the motor fueling process. Under the CAA and comparable state and local laws, permits are typically required to emit regulated air pollutants into the atmosphere. We believe that we currently hold or have applied for all necessary air permits and that we are in substantial compliance with applicable air laws and regulations. While we are aware of no changes to air quality regulations that will have a material adverse effect on our financial condition, results of operations or cash available for distribution to our unitholders, there exists the possibility that new laws or regulations may be imposed that could result in more stringent and costly compliance requirements.

Various federal, state and local agencies have the authority to prescribe product quality specifications for the motor fuels that we sell, largely in an effort to reduce air pollution. Failure to comply with these regulations can result in substantial penalties. Although we can give no assurances, we believe we are currently in substantial compliance with these regulations.

Efforts at the federal and state level are currently underway to reduce the levels of greenhouse gas (“GHG”) emissions from various sources in the United States. At the federal level, U.S. Congress has considered legislation to reduce GHG emissions in the United States but no such legislation has been passed. Such federal legislation may impose a carbon emissions tax or establish a cap-and-trade program or regulation by the EPA. Even in the absence of new federal legislation, GHG emissions have begun to be regulated by the EPA pursuant to existing provisions of the CAA. For example, the EPA has set a new emissions standard for motor vehicles to reduce GHG emissions. New federal, state or local restrictions on emissions of GHGs that may be imposed in areas of the United States in which we conduct business and that apply to our operations could adversely affect the demand for our products.

Other Government Regulation

The Petroleum Marketing Practices Act (“PMPA”) is a federal law that governs the relationship between a refiner and a distributor, as well as between a distributor and branded dealer, pursuant to which the refiner or distributor permits a distributor or dealer to use a trademark in connection with the sale or distribution of motor fuel. Under the PMPA, we may not terminate or fail to renew a branded distributor contract unless certain enumerated preconditions or grounds for termination or nonrenewal are met and we also comply with the prescribed notice requirements.

Employee Safety

We are subject to the requirements of the Occupational Safety and Health Act (“OSHA”) and comparable state statutes that regulate the protection of the health and safety of workers. In addition, OSHA’s hazard communication standards require that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities and citizens. We believe that we are in substantial compliance with the applicable OSHA requirements.

Title to Properties, Permits and Licenses

We believe we have all of the assets needed, including leases, permits and licenses, to operate our business in all material respects. With respect to any consents, permits or authorizations that have not been obtained, we believe that the failure to obtain these consents, permits or authorizations will not have a material adverse effect on our financial position, results of operations or cash available for distribution to our unitholders.

We believe we have satisfactory title to all of our assets. Title to property may be subject to encumbrances, including repurchase rights and use, operating and environmental covenants and restrictions, including restrictions on branded motor fuels that may be sold at such sites. We believe that none of these encumbrances will detract materially from the value of our sites or from our interest in these sites, nor will they interfere materially with the use of these sites in the operation of our business. These encumbrances may, however, impact our ability to sell the site to an entity seeking to use the land for alternative purposes.

Our Employees

We are managed and operated by the board of directors and executive officers of our general partner. Neither we nor our subsidiary have any employees. Our general partner has the sole responsibility for providing the employees and other personnel necessary to conduct our operations. All of the employees that conduct our business are employed by GPM and its affiliates. Following the completion of this offering, we expect that our general partner and its affiliates will have approximately 5,000 employees performing services for our operations, and appropriate costs will be allocated to us. We believe that our general partner and its affiliates have a satisfactory relationship with those employees. None of these employees are subject to collective bargaining agreements.

Legal Proceedings

Although we may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business, we do not believe that we are a party to any litigation that will have a material adverse impact on our financial condition or results of operations. Similarly, we do not believe that any legal proceedings involving our predecessor will have a material impact on our financial condition or results of operations. Our general partner is not involved in any legal proceedings.

MANAGEMENT

Management of GPM Petroleum LP

Our general partner will manage our operations and activities on our behalf through its directors and officers, the latter of whom will be employed by GPM. References to “our officers” and “our directors” refer to the officers and directors of our general partner. Our general partner is not elected by our unitholders and will not be subject to re-election in the future. The directors of our general partner oversee our operations. Unitholders will not be entitled to elect the directors of our general partner, all of whom will be appointed by GPM, or directly or indirectly participate in our management or operations. Our general partner will, however, be accountable to us and our unitholders as a fiduciary. Fiduciary duties owed to unitholders by our general partner are prescribed by law and our partnership agreement, which contains various provisions modifying and restricting the fiduciary duties that might otherwise be owed by our general partner. Please read “Conflicts of Interest and Fiduciary Duties” for more information.

Upon the completion of this offering, our general partner will have at least seven directors, at least one of whom will be independent as defined under the independence standards established by the NYSE and the Exchange Act. The NYSE does not require a listed publicly traded partnership, such as ours, to have a majority of independent directors on the board of directors of our general partner or to establish a compensation committee or a nominating and corporate governance committee. We are, however, required to have an audit committee of at least three members, and all its members are required to meet the independence and experience standards established by the NYSE and the Exchange Act, subject to certain transitional relief during the one-year period following completion of this offering.

All of the executive officers of our general partner also serve as executive officers of GPM. Our executive officers listed below will allocate their time between managing our business and the business of GPM. Our executive officers intend, however, to devote as much time as is necessary for the proper conduct of our business. We currently expect that the executive officers of our general partner will allocate approximately 25% of their time to managing our business.

Following the completion of this offering, pursuant to our omnibus agreement, we will reimburse GPM for providing certain general and administrative services to us, which initially includes a fixed annual fee of $0.5 million for executive management services provided by certain officers of our general partner. Neither our partnership agreement nor the omnibus agreement will limit the amount of expenses for which our general partner and its affiliates may be reimbursed. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us. Please read “Certain Relationships and Related Transactions—Agreements with Affiliates in Connection with the Transactions” and “The Partnership Agreement—Reimbursement of Expenses.”

In evaluating director candidates, GPM will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skill and expertise that are likely to enhance the board’s ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of committees of the board to fulfill their duties.

Executive Officers and Directors of our General Partner

The following table shows information for the executive officers and directors of our general partner upon the consummation of this offering. Directors are appointed to hold office until their successors have been elected or qualified or until the earlier of their death, resignation, removal or disqualification. Executive officers serve at the discretion of the board.

Name	Age	Position With Our General Partner
Arie Kotler	41	Chairman, Chief Executive Officer and President
Eyal Nuchamovitz	41	Executive Vice President and Director
Don Bassell	56	Chief Financial Officer
Chris Giacobone	43	Chief Operating Officer
Maury Bricks	40	General Counsel and Secretary
Morris Willner	68	Director Nominee
Bradley E. Scher	54	Director Nominee
Paul P. Huffard	51	Director Nominee
Carl M. Stanton	47	Director Nominee

Arie Kotler—Chairman, Chief Executive Officer and President. Mr. Kotler was appointed Chairman, Chief Executive Officer and President of our general partner in April 2015. Mr. Kotler has served as GPM’s Chief Executive Officer since September 2011 and President since April 2015. Since November 2005, Mr. Kotler has served as Chairman and Chief Executive Officer of ARKO, a publicly traded company on the Tel Aviv Stock Exchange and our controlling owner. After forming GPM, and initiating and managing the acquisition of Fas Mart and Shore Stop in 2003, Mr. Kotler served as the Chairman of GPM through November 2005. From 2011 to 2014, he served as a director and, from 2012 to 2014, he served as Chairman, of Malrag 2011 Engineering and Construction Ltd., a publicly traded company on the Tel Aviv Stock Exchange. Since 2011, Mr. Kotler has served as Chairman of Ligad Investments & Building Ltd., a corporation which was publicly traded on the Tel Aviv Stock Exchange until it was taken private in January 2013. Mr. Kotler has over 10 years of experience with public companies and has been involved in various real estate transactions in different phases of development totaling over $1 billion. We believe that Mr. Kotler’s in-depth knowledge of our business along with his industry and public company experience will greatly help the board of directors of our general partner in setting strategic direction and developing and executing financial and operating strategies.

Eyal Nuchamovitz—Executive Vice President and Director. Mr. Nuchamovitz was appointed Executive Vice President and Director of our general partner in April 2015. Mr. Nuchamovitz has served as an Executive Vice President of GPM since January 2012 and Director of GPM since July 2012. Prior to joining GPM, Mr. Nuchamovitz served as Chief Executive Officer of Arkos USA LLC, an affiliate of ARKO, from May 2010 to August 2014, and as the Executive Vice President and Chief Financial Officer of Tarragon Corporation from November 2008 until April 2010. Mr. Nuchamovitz has a Bachelor of Arts in Accounting and Economics and has a Masters in Legal Studies for Graduates in Economics and Accounting. Mr. Nuchamovitz’s financial background and experience in restructuring and growing enterprise value provide important expertise to the board of our general partner in strategic planning, financial and accounting oversight.

Don Bassell—Chief Financial Officer. Mr. Bassell was appointed Chief Financial Officer of our general partner in April 2015. Mr. Bassell has served as GPM’s Chief Financial Officer since April 2014 and previously served as GPM’s Chief Financial Officer from January 2004 through December 2010. From December 2010 to February 2014, Mr. Bassell served as Chief Financial

Officer of Mid-Atlantic Convenience Stores, LLC. Before joining GPM in January 2004, Mr. Bassell served in a wide variety of financial, treasury and MIS roles with major oil companies, other distributors and service providers. Mr. Bassell has over 30 years of experience in petroleum, convenience store, refining and retail fuel distribution businesses. He graduated with a Bachelor of Arts in Accounting from Duke University, magna cum laude, and is a licensed Certified Public Accountant.

Chris Giacobone—Chief Operating Officer. Mr. Giacobone was appointed Chief Operating Officer of our general partner in April 2015. Mr. Giacobone joined GPM in connection with the acquisition of sites from DB Marts in November 2004. He has served as GPM’s Chief Operating Officer since April 2012, overseeing operations, marketing, fuel pricing, supply, transportation, market development, facilities, environmental operations and real estate, and served as GPM’s Senior Vice President Market Development, Fuels and Facilities since 2005. Prior to joining GPM, Mr. Giacobone served as DB Marketing Company’s Vice President of Operations from 1990 until November 2004, and Director of Retail Operations from 1996 to 1999. Mr. Giacobone served on the Board of Directors for the New England Convenience Store Association from 2002 to 2005.

Maury Bricks—General Counsel and Secretary. Mr. Bricks was appointed General Counsel and Secretary of our general partner in April 2015. Mr. Bricks has served as GPM’s General Counsel since January 2013, where he oversees all legal matters including mergers and acquisitions, financing, contracting and litigation management. Prior to joining GPM in 2013, Mr. Bricks was an attorney with Greenberg Traurig, LLP, an international law firm. Before joining Greenberg Traurig, LLP in May 2005, Mr. Bricks worked in finance for the pipeline and retail natural gas divisions of Shell Oil Company. Mr. Bricks graduated from the University of Texas with both a Bachelor of Business Administration in Finance and a Bachelors of Arts in the Plan II Honors Program. Mr. Bricks also earned a Juris Doctorate, magna cum laude, from the University of Michigan and a Masters in Accounting and Finance, with distinction, from the London School of Economics and Political Science. Mr. Bricks also holds the Chartered Financial Analyst® designation.

Morris Willner—Director Nominee. Mr. Willner is expected to join our general partner’s board of directors in connection with this offering. Mr. Willner has served as Chairman of GPM since January 2015 and as member of the GPM board of managers since September 2011. In October 1979, he founded Willner Realty & Development (“WRDC”), a full service, multi-faceted real estate development company focused on value-add adaptive-reuse projects spanning the east coast of the U.S. and Israel with its Commercial, Multi-family, Hospitality and Amusement divisions, and served as the president through 2005 and remains Chairman. Mr. Willner earned a Bachelor of Business Administration in Accounting from the University of Tampa and a Masters in Business Administration from New York University. In addition to his extensive experience with GPM, Mr. Willner also has gained substantial executive experience in other companies and on other boards, which enhances the leadership he provides to our general partner’s board, as well as his insights into corporate governance, risk management, strategic and financial planning, and operating strategy.

Bradley E. Scher—Director Nominee. Mr. Scher is expected to join our general partner’s board of directors in connection with this offering. Mr. Scher has served as the Managing Member of Ocean Ridge Capital Advisors, LLC, a privately held consulting firm formed in February 2002 to provide financial and operating consultative services. From September 1996 to February 2002, Mr. Scher was a Managing Director for PPM America, Inc., managing in excess of $1 billion of investments for a special situations fund. From January 1990 to September 1996, he was a Director with TIAA-CREF in the special loans unit of its investing arm. Mr. Scher was an Investment Manager in the Private Placements division of The Travelers from July 1987 to December 1989 and was a middle market lending officer with Chemical Bank from July 1982 to June 1987, where he graduated from the bank’s credit training program. Mr. Scher has served as a director of GPM since August 2014, served as a director of SeaCo Ltd. from February 2009 to December 2011 and has served as a member of the boards of directors of various private companies during the last five years. He earned a Bachelor of Arts degree in Economics and Finance from Yeshiva University and a Masters in Business Administration from Fordham University’s Gabelli School of Business. Mr. Scher’s financial and consulting experience as well as his service on GPM’s board and other boards of directors is valuable to the board of directors of our general partner in setting strategic direction, and developing and executing growth and compensation strategies.

Paul P. Huffard—Director Nominee. Mr. Huffard is expected to join our general partner’s board of directors in connection with this offering. Since July 2014, Mr. Huffard has served as Chairman of the Board of Directors of Vubiq Networks, Inc., a private technology start-up company. From 1995 to July 2014, Mr. Huffard was employed at The Blackstone Group, most recently as a Senior Managing Director after being promoted in January 2001, in the Restructuring and Reorganization Group, where he focused on business plan development, capital structure analysis and structuring, capital raising, mergers and acquisitions, valuation, negotiation and expert witness testimony. Prior to The Blackstone Group, he worked as an investment banker for Smith, Barney, Harris, Upham & Co. and Hellmold Associates. Mr. Huffard graduated with a Bachelor of Arts in Economics from Harvard University and a Masters in Business Administration from the Kellogg School of Management at Northwestern University. We believe that Mr. Huffard’s executive management leadership will greatly help the board of directors of our general partner in planning and governance.

Carl M. Stanton—Director Nominee. Mr. Stanton is expected to join our general partner’s board of directors in connection with this offering. Mr. Stanton has been a private equity investor for over 20 years. In 1998, he joined Wellspring Capital Management LLC, a New York private equity firm focused on the middle market, where he became a partner in December 2001 and has served as a managing partner since December 2007. Prior to Wellspring, Mr. Stanton was an investor at Dimeling, Schreiber & Park, a Philadelphia investment partnership focused on distressed investments. Mr. Stanton was previously an investment banker with Peter J. Solomon Co. and a staff auditor with Ernst & Young LLP. Mr. Stanton’s experience with retail investing includes serving as Chairman and lead investor in Checkers Drive-In Restaurants, a 900-store QSR chain. He also served on the boards of Stripes Holdings, which owned a chain of over 500 convenience stores, and Dave & Buster’s, a 70 unit restaurant and entertainment company based in Dallas, Texas. Mr. Stanton graduated with a Bachelor of Science from the University of Alabama and a Masters in Business Administration from the Harvard Business School. We believe that board of directors of our general partner will benefit greatly from Mr. Stanton’s extensive background in investing, as well as his industry specific knowledge.

Director Independence

In accordance with the rules of the NYSE, GPM must appoint at least one independent director prior to the listing of our common units on the NYSE, one additional member within ninety days of that listing, and a third independent member within one year of that listing. GPM may not have appointed all three independent directors to the board of directors of our general partner by the date our common units first trade on the applicable stock exchange.

Committees of the Board of Directors

The board of directors of our general partner will have an audit committee and a conflicts committee. We do not expect that we will have a compensation committee, but rather that our general partner’s board of directors will approve equity grants to directors and employees. We also do not expect to have a nominating and corporate governance committee.

Audit Committee

We are required to have an audit committee of at least three members, and all its members are required to meet the independence and experience standards established by the NYSE and the Exchange Act, subject to certain transitional relief during the one-year period following consummation of this offering as described above. The audit committee of the board of directors of our general partner will serve as our audit committee and will assist the board in its oversight of the integrity of our consolidated financial statements and our compliance with legal and regulatory requirements and partnership policies and controls. The audit committee will have the sole authority to (1) retain and terminate our independent registered public accounting firm, (2) approve all auditing services and related fees and the terms thereof performed by our independent registered public accounting firm, and (3) pre-approve any non-audit services and tax services to be rendered by our independent registered public accounting firm. The audit committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to the audit committee and our management, as necessary.

Conflicts Committee

We expect that at least two independent members of the board of directors of our general partner will serve on a conflicts committee to review specific matters that the board believes may involve conflicts of interest (including certain transactions with affiliates of GPM), but our partnership agreement only requires the conflicts committee to have one member. The conflicts committee will determine if the resolution of the conflict of interest is adverse to the interest of the partnership. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers, or employees of its affiliates, including GPM, and must meet the independence standards established by the NYSE and the Exchange Act to serve on an audit committee of a board of directors, along with other requirements. Any matters approved by the conflicts committee will be conclusively deemed to be approved by us and all of our partners and not a breach by our general partner of any duties it may owe us or our unitholders.

Because our partnership agreement only requires that the conflicts committee have at least one member, during any time that the committee only has one member, that single member of the conflicts committee will be able to approve resolutions of conflicts of interest. It is possible that a single-member committee may not function as effectively as a multiple-member committee and, if we pursue a transaction with an affiliate while the conflicts committee has only one member, our limited partners will be deemed to have approved that transaction through the approval of that single-member committee, in the same manner as would have occurred had the committee consisted of more directors.

EXECUTIVE COMPENSATION

Compensation of Our Executive Officers

We and our general partner were formed in March 2015 and will have no material assets or operations until the closing of this offering. Accordingly, neither we nor our general partner have accrued nor will accrue any obligations with respect to management compensation or retirement benefits for directors and executive officers for any periods prior to the closing of this offering.

The officers of our general partner will manage the day-to-day affairs of our business. All of the officers of our general partner are also executive officers of GPM, will have responsibilities to both us and GPM, and will devote part of their business time to our business and part of their business time to GPM’s business. All compensation for our executive officers, other than any awards granted under our long-term incentive plan (described below), will be determined and paid by GPM and a portion of that compensation will be reimbursed by us based on the amount of time spent by such officers in managing our business and operations, pursuant to the terms of the omnibus agreement. GPM has the ultimate decision-making authority with respect to the total compensation of our executive officers including, subject to the terms of the omnibus agreement, the portion of that compensation that is allocated to us pursuant to GPM’s allocation methodology. Any such compensation decisions will not be subject to any approvals by the board of directors of our general partner or any committees thereof. Please read “The Partnership Agreement—Reimbursement of Expenses” and “Certain Relationships and Related Transactions—Agreements with Affiliates in Connection with the Transactions—Omnibus Agreement.”

Compensation Discussion and Analysis

Overview

Our general partner has the sole responsibility for conducting our business and for managing our operations, and its board of directors and officers make decisions on our behalf. We do not and will not directly employ any of the persons responsible for managing our business, and we currently do not have a compensation committee. Our executive officers will be employed and compensated by GPM or a subsidiary of GPM. Except for any awards that may be granted under the long-term incentive plan we intend to adopt, the responsibility and authority for all compensation-related decisions for our executive officers will reside with GPM. All determinations with respect to awards granted under our long-term incentive plan, if any, will be made by the board of directors of our general partner or a committee thereof that may be established for such purpose.

The executive officers of our general partner, as well as the other employees of GPM who provide services to us, will participate in employee benefit plans and arrangements sponsored by GPM, including plans that may be established in the future. In accordance with the terms of our partnership agreement and the omnibus agreement, we will reimburse GPM an annual amount for providing certain general and administrative services to us, which initially includes a fixed annual fee of $0.5 million for executive management services provided by certain officers of our general partner.

Historical Compensation

As previously discussed, we are a newly formed subsidiary of GPM consisting of portions of several different parts of GPM’s business that are being contributed to us in connection with this offering. Further, neither we nor our general partner incurred any cost or liability with respect to compensation of our executive officers prior to the closing of this offering. Accordingly, we have no historical compensation information to present.

Long-Term Incentive Plan

Our general partner intends to adopt the GPM Petroleum LP 2015 Long Term Incentive Plan, or the LTIP, prior to the completion of this offering. The LTIP will be for the benefit of employees, consultants, and directors of our general partner and its affiliates, who perform services for us or for our benefit. Any awards that are made under our long-term incentive plan to our executive officers will be approved by the board of directors of our general partner or a committee thereof that may be established for such purpose. We will be responsible for the cost of awards granted under the LTIP.

The description of the LTIP set forth below is a summary of the material features of the plan our general partner intends to adopt. This summary, however, does not purport to be a complete description of all the provisions of the LTIP. This summary is qualified in its entirety by reference to the LTIP, which is filed as an exhibit to this registration statement. The purpose of the LTIP is to provide a means to attract and retain individuals who are essential to our growth and profitability and to encourage them to devote their best efforts to advancing our business primarily by affording such individuals a means to acquire and maintain ownership of awards, the value of which may be tied to the performance of our common units or other performance metrics. The LTIP provides for grants of (1) Restricted Units, (2) unit appreciation rights, referred to as UARs, (3) unit options, referred to as Options, (4) Phantom Units, (5) Unit Awards, (6) substitute awards, (7) other Unit-Based Awards, (8) cash awards, (9) performance awards and (10) distribution equivalent rights, referred to as DERs, collectively referred to as Awards. Any individual that receives an Award under the LTIP is referred to as a “participant” below.

Administration

The LTIP will be administered by the board of directors of our general partner or an alternative committee appointed by the board of directors of our general partner, which we refer to together as the “committee” for purposes of this summary. The committee will administer the LTIP pursuant to its terms and all applicable state, federal, or other rules or laws. The committee will have the power to determine to whom and when Awards will be granted, determine the amount of Awards (measured in cash or in shares of our common units), proscribe and interpret the terms and provisions of each Award agreement (the terms of which may vary), accelerate the vesting provisions associated with an Award, delegate duties under the LTIP and execute all other responsibilities permitted or required under the LTIP. In the event that the committee is not comprised of “nonemployee directors” within the meaning of Rule 16b-3 under the Exchange Act, the full Board or a subcommittee of two or more nonemployee directors will administer all Awards granted to individuals that are subject to Section 16 of the Exchange Act.

Securities to be Offered

The maximum aggregate number of common units that may be issued pursuant to any and all Awards under the LTIP shall not exceed              common units, subject to adjustment due to recapitalization or reorganization or related to forfeitures or the expiration of Awards, as provided under the LTIP.

If a common unit subject to any Award is not issued or transferred, or ceases to be issuable or transferable for any reason, including (but not exclusively) because units are withheld or surrendered in payment of taxes or any exercise or purchase price relating to an Award or because an Award is forfeited, terminated, expires unexercised, is settled in cash in lieu of common units, or is otherwise terminated without a delivery of units, those common units will again be available for issue, transfer, or exercise pursuant to Awards under the LTIP, to the extent allowable by law.

Common units to be delivered pursuant to awards under our LTIP may be common units acquired by our general partner in the open market, from any other person, directly from us, or any combination of the foregoing.

Awards

Restricted Units. A Restricted Unit is a grant of a common unit subject to a risk of forfeiture, performance conditions, restrictions on transferability and any other restrictions imposed by the committee in its discretion. Restrictions may lapse at such times and under such circumstances as determined by the committee. The committee shall provide, in the Restricted Unit agreement, whether the Restricted Unit will be forfeited upon certain terminations of employment. If determined by the committee, a common unit distributed in connection with a unit split or unit dividend, and other property distributed as a dividend, will be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Unit with respect to which such common unit or other property has been distributed. Absent such a restriction on distribution rights in the Award agreement, such distributions shall be paid to the holder of the Restricted Unit at the same time distributions are paid by the Partnership to its unitholders.

Options. Option Awards are options to acquire common units at a specified price. The exercise price of each Option granted under the LTIP will be stated in the Option agreement and may vary; provided, however, that, the exercise price for an Option must not be less than 100% of the fair market value per common unit as of the date of grant of the Option unless that Option is intended to otherwise comply with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended, or the Code. Options may be exercised in the manner and at such times as the committee determines for each Option, unless that Option is determined to be subject to Section 409A of the Code, where the Option will be subject to any necessary timing restrictions imposed by the Code or federal regulations. The committee will determine the methods and form of payment for the exercise price of an Option and the methods and forms in which common units will be delivered to a participant.

UARs. A UAR is the right to receive, in cash or in common units, as determined by the committee, an amount equal to the excess of the fair market value of one common unit on the date of exercise over the exercise price of the UAR. The committee will be able to make grants of UARs and will determine the time or times at which a UAR may be exercised in whole or in part. The exercise price of each UAR granted under the LTIP will be stated in the UAR agreement and may vary; provided, however, that, the exercise price must not be less than 100% of the fair market value per common unit as of the date of grant of the UAR unless that UAR Award is intended to otherwise comply with the requirements of Section 409A of the Code.

Phantom Units. Phantom Units are rights to receive common units, cash or a combination of both at the end of a specified period. The committee may subject Phantom Units to restrictions (which may include a risk of forfeiture) to be specified in the Phantom Unit agreement that may lapse at such times determined by the committee. Phantom Units may be satisfied by delivery of common units, cash equal to the fair market value of the specified number of common units covered by the Phantom Unit, or any combination thereof determined by the committee. Except as otherwise provided by the committee in the Phantom Unit agreement or otherwise, Phantom Units subject to forfeiture restrictions may be forfeited upon termination of a participant’s employment prior to the end of the specified period.

Unit Awards. The committee will be authorized to grant common units that are not subject to restrictions. The committee may grant Unit Awards to any eligible person in such amounts as the committee, in its sole discretion, may select.

Substitute Awards. The LTIP will permit the grant of Awards in substitution for similar awards held by individuals who become employees, consultants or directors as a result of a merger, consolidation, or acquisition by or involving us, an affiliate of another entity, or the assets of another entity. Such substitute Awards that are Options or UARs may have exercise prices less than 100% of the fair market value per common unit on the date of the substitution if such substitution complies with Section 409A of the Code and its regulations and other applicable laws and exchange rules.

Unit-Based Awards. The LTIP will permit the grant of other Unit-Based Awards, which are Awards that may be based, in whole or in part, on the value or performance of a common unit or are denominated or payable in common units. Upon settlement, the Unit-Based Award may be paid in common units, cash or a combination thereof, as provided in the Award agreement.

Cash Awards. The LTIP will permit the grant of Awards denominated in and settled in cash. There will not be any limitation on the number of awards that may be granted and paid in cash under the LTIP. Cash Awards may be based, in whole or in part, on the value or performance of a common unit.

Performance Awards. The committee may condition the right to exercise or receive an Award under the LTIP, or may increase or decrease the amount payable with respect to an Award, based on the attainment of one or more performance conditions deemed appropriate by the committee.

DERs. The committee will be able to grant DERs in tandem with Awards under the LTIP (other than an award of Restricted Units or Unit Awards), or DERs may be granted alone. DERs entitle the participant to receive cash equal to the amount of any cash distributions made by us during the period the DER is outstanding. Payment of a DER issued in connection with another Award may be subject to the same vesting terms as the Award to which it relates or different vesting terms, in the discretion of the committee.

Miscellaneous

Tax Withholding. At our discretion, and subject to conditions that the committee may impose, a participant’s minimum statutory tax withholding with respect to an Award may be satisfied by (i) withholding from any payment related to an Award, (ii) withholding previously held common units, (iii) withholding of common units issuable pursuant to the Award based on the fair market value of the common units or (iv) any other means approved by the committee and permitted pursuant to the terms of our LTIP and any applicable Award agreement.

Anti-Dilution Adjustments. If any “equity restructuring” event occurs that could result in an additional compensation expense under Financial Accounting Standards Board Accounting Standards Codification Topic 718 (“FASB ASC Topic 718”) if adjustments to Awards with respect to such event were discretionary, the committee will equitably adjust the number and type of units covered by each outstanding Award and the terms and conditions of such Award to equitably reflect the restructuring event, and the committee will adjust the number and type of units with respect to which future Awards may be granted. With respect to a similar event that would not result in a FASB ASC Topic 718 accounting charge if adjustment to Awards were discretionary, the committee shall have complete discretion to adjust Awards in the manner it deems appropriate. In the event the committee makes any adjustment in accordance with the foregoing provisions, a corresponding and proportionate adjustment shall be made with respect to the maximum number of units available under the LTIP and the kind of units or other securities available for grant under the LTIP. Furthermore, in the case of (i) a subdivision or consolidation of the common units (by reclassification, split or reverse split or otherwise), (ii) a recapitalization, reclassification, or other change in our capital structure or (iii) any other reorganization, merger, combination, exchange, or other relevant change in capitalization of our equity, then a corresponding and proportionate adjustment shall be made in accordance with the terms of the LTIP, as appropriate, with respect to the maximum number of units available under the LTIP, the number of units that may be acquired with respect to an Award, and, if applicable, the exercise price of an Award, in order to prevent dilution or enlargement of Awards as a result of such events.

Change of Control. Upon a “change of control” (as defined in the LTIP), the committee may, in its discretion, (i) remove any forfeiture restrictions applicable to an Award, (ii) accelerate the time of exercisability or vesting of an Award, (iii) require Awards to be surrendered in exchange for a cash payment, (iv) cancel unvested Awards without payment or (v) make adjustments to Awards as the committee deems appropriate to reflect the change of control.

Termination of Employment or Service. As a general matter, the consequences of the termination of a grantee’s employment, consulting arrangement, or membership on the board of directors will be determined by the committee in the terms of the relevant Award agreement.

Clawback. The LTIP is subject to any written clawback policies that our general partner may adopt with the approval of its board of directors. Any such policy may subject an Award and amounts paid or realized with respect to Awards under the plan to reduction, cancelation, forfeiture or recoupment if certain specified events or wrongful conduct occur, including but not limited to, an accounting restatement due to material noncompliance with financial reporting regulations or other events or wrongful conduct specified in any such clawback policy adopted to conform to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and rules promulgated thereunder by the Securities and Exchange Commission and that our general partner determines should apply to the LTIP.

Grants under the 2015 Long-Term Incentive Plan

In connection with the closing of this offering, we expect that the board of directors of our general partner will approve grants under our LTIP of Phantom Units (i) equal in value to approximately $6.0 million, in the aggregate, to officers of our general partner and its affiliates ($3.19 million of which will be granted to our general partner’s executive officers) and (ii) equal in value to approximately $250,000, in the aggregate, to the directors of our general partner who are not employees or officers of our general partner. The Phantom Units granted to officers of our general partner and its affiliates will vest at the rate of 25% on each of the first four anniversaries of the date of grant and will be settled in our common units on the four year anniversary of the date of grant. Each Phantom Unit will contain a right to receive a payment for each vested Phantom Unit equal in value to any distributions made with respect to one of our common units after vesting and before settlement of that Phantom Unit, paid at the same time distributions are paid to our unitholders generally. We anticipate that all of the Phantom Units described above will be granted immediately following the filing of the registration statement on Form S-8 relating to the common units to be issued under the LTIP; provided, however, that the grant of Phantom Units to Mr. Kotler and Mr. Willner will be subject to the approval of ARKO, to the extent applicable. Further, each Phantom Unit will be subject to the terms and conditions of the LTIP and applicable award agreement. These awards are being granted in order to better align the interests of certain key service providers with the interests of our unitholders and to serve as a retention tool. Awards that we intend to grant to non-employee directors in connection with the closing of this offering are described below under the section entitled “Compensation of our Directors.”

Compensation of Our Directors

We and our general partner were formed in March 2015 and will have no material assets or operations until the closing of this offering. As such, we have not accrued or paid any compensation to our directors for the 2014 year or any other period.

The officers or employees of our general partner who also serve as directors of our general partner will not receive additional compensation for their service as a director of our general partner. Directors of our general partner who are not officers or employees of our general partner will receive compensation as “non-employee directors” as set by our general partner’s board of directors.

Following the closing of this offering, we expect that each non-employee director other than Mr. Morris Willner will receive a compensation package that will consist of an annual retainer of $50,000 and an annual grant of Phantom Units, settled in our common units and vesting on the one year anniversary of grant, equal in value to approximately $50,000 at the time of grant. Each Phantom Unit will be subject to the terms and conditions of the LTIP and applicable award agreement. In light of the management fee received by Mr. Willner for his service as the chairman of the board of directors of GPM, we expect that Mr. Willner will receive the annual grant of Phantom Units described in the preceding sentence but will not receive an annual cash retainer as compensation for his service on the board of directors. The grant of Phantom Units to Mr. Willner will be subject to the approval of ARKO to the extent applicable. In addition, our directors will be reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors of our general partner or its committees. We expect that the first annual grant of Phantom Units to our non-employee directors will occur in connection with the closing of this offering.

Each member of the board of directors of our general partner will be indemnified for his actions associated with being a director to the fullest extent permitted under Delaware law.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of common units and subordinated units of GPM Petroleum LP that will be issued and outstanding upon the consummation of this offering and the related transactions and held by:

•	beneficial owners of 5% or more of our common units;

•	each director, director nominee and named executive officer of our general partner; and

•	all of our directors and executive officers of our general partner, as a group.

The following table does not include any awards granted under the long-term incentive plan in connection with this offering or any common units that directors and executive officers may purchase in this offering through the directed unit program described under “Underwriting.” Please read “Executive Compensation—Compensation Discussion and Analysis.”

Name of Beneficial Owner (1)	Common Units Beneficially Owned	Percentage of Common Units Beneficially Owned	Subordinated Units Beneficially Owned	Percentage of Subordinated Units Beneficially Owned	Percentage of Common and Subordinated Units Beneficially Owned
GPM (2)
Arie Kotler (3)(4)(5)
Eyal Nuchamovitz (3)(4)
Don Bassell (4)
Chris Giacobone (4)
Maury Bricks (4)
Morris Willner (3)(4)(5)
Bradley E. Scher (3)(4)
Paul P. Huffard (4)
Carl M. Stanton (4)
All executive officers and directors as a group (nine persons)

(1)	As of the date of this prospectus, there are no arrangements for any listed beneficial owner to acquire within 60 days common units from options, warrants, rights, conversion privileges or similar obligations. Unless otherwise indicated, the address for all beneficial owners in this table is 8565 Magellan Parkway, Suite 400, Richmond, VA 23227.
(2)	common units will be issued to GPM or a wholly owned subsidiary of GPM, which includes common units issued to GPM or a wholly owned subsidiary of GPM within 30 days of this offering, assuming the underwriters do not exercise their option to purchase up to an additional common units. Please read “Summary—The Offering—Units outstanding after this offering.” GPM is managed by a five-person board of managers consisting of Mr. Kotler, Mr. Nuchamovitz, Mr. Willner, Mr. Avram Z. Friedman and Mr. Scher. The board of managers exercises investment discretion and control over the common units and subordinated units held by GPM or a wholly owned subsidiary.
(3)	Each of Messrs. Kotler, Nuchamovitz, Willner and Scher are managers of GPM and, as such, are entitled to vote on decisions, or to direct the vote on decisions, or to direct the disposition of the common units and subordinated units held by GPM or any wholly owned subsidiary of GPM. None of Mr. Kotler, Mr. Nuchamovitz, Mr. Willner nor Mr. Scher can individually control the outcome of such decisions. Each of Messrs. Kotler, Nuchamovitz, Willner and Scher may be deemed to beneficially own the common units and subordinated units held by GPM or any wholly owned subsidiary of GPM; however, each of Messrs. Kotler, Nuchamovitz, Willner and Scher disclaim any beneficial ownership of the common units and subordinated units held by GPM or any wholly owned subsidiary of GPM except to the extent of Mr. Kotler’s and Mr. Willner’s pecuniary interest therein.
(4)	In connection with the closing of this offering, we expect that the board of directors of our general partner will approve grants under our LTIP of phantom units (i) equal in value to approximately $1.1 million to Mr. Kotler, (ii) equal in value to approximately $640,000 to Mr. Nuchamovitz, (iii) equal in value to approximately $500,000 to Messrs. Bassell and Giacobone, (iv) equal in value to approximately $450,000 to Mr. Bricks and (v) equal in value to approximately $50,000 to each of Messrs. Willner, Scher, Huffard and Stanton. Please read “Executive Compensation—Compensation Discussion and Analysis—Long-Term Incentive Plan.”
(5)	The grants to Mr. Kotler and Mr. Willner will be subject to the approval of ARKO, a publicly traded company on the Tel Aviv Stock Exchange and our controlling owner, to the extent applicable.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

After this offering, assuming that the underwriters do not exercise their option to purchase additional common units, GPM will own, directly or indirectly,             common units and             subordinated units representing an aggregate approximately     % limited partner interest in us, and will own and control our general partner. GPM will also appoint all of the directors of our general partner, which will maintain a 0.0% non-economic general partner interest in us, and our general partner will be issued the incentive distribution rights.

The terms of the transactions and agreements disclosed in this section were determined by and among affiliated entities and, consequently, are not the result of arm’s length negotiations. These terms are not necessarily at least as favorable to the parties to these transactions and agreements as the terms that could have been obtained from unaffiliated third parties.

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation and any liquidation of GPM Petroleum LP.

Formation Stage

The aggregate consideration received by our general partner and its affiliates, including GPM, for the contribution of their interests	• common units;

• subordinated units;

• 0.0% non-economic general partner interest;

• our incentive distribution rights; and

•    we will also agree to undertake a public or private offering of common units in the future upon request by GPM and use the proceeds thereof (net of underwriting or placement agency discounts fees and commissions, as applicable) to redeem an equal number of common units from GPM as a distribution to reimburse GPM for certain capital expenditures incurred with respect to the assets contributed to us.

In addition, in connection with the completion of this offering, we will purchase $ million of U.S. Treasury or other investment grade securities, $ million of which will be assigned as collateral to secure our new term loan, and $35.1 million of which will be assigned as collateral to secure $35.1 million of the PNC term loan, for which GPM will provide a guarantee. We also intend to borrow approximately $ million under our new term loan to distribute to GPM and for which GPM will provide a guarantee of collection.

Operational Stage

Distributions of cash available for distribution to GPM and its affiliates

We will generally make cash distributions to our unitholders, including affiliates of our general partner as the holders of an aggregate of common units and all of the subordinated units. In addition, if distributions exceed the minimum quarterly distribution and other higher target distribution levels, our general partner (in its capacity as the holder of our incentive distribution rights) will be entitled to increasing percentages of the distributions, up to a maximum of 50.0% of the distributions above the highest target distribution level. Our general partner will not receive distributions on its non-economic general partner interest.

Assuming we have sufficient cash available for distribution to pay the full minimum quarterly distribution on all of our outstanding common units and subordinated units for four quarters, GPM and its affiliates would receive an annual distribution of approximately $         million on their common units and subordinated units.

Payments to our general partner and its affiliates

Under our partnership agreement, we are required to reimburse our general partner and its affiliates for all costs and expenses that they incur on our behalf for managing and controlling our business and operations. Except to the extent specified under our omnibus agreement, our general partner determines the amount of these expenses. Under our omnibus agreement, we will reimburse GPM an annual amount for providing certain general and administrative services to us, which initially includes a fixed annual fee of $0.5 million for executive management services provided by certain officers of our general partner. The remainder of the reimbursement will be based on the costs actually incurred by GPM and its affiliates in providing the services. Please read “—Agreements with Affiliates in Connection with the Transactions—Omnibus Agreement—Payment of Administrative Fee and Reimbursement for Services” below and “Executive Compensation.” Neither our partnership agreement nor the omnibus agreement will limit the amount of expenses for which our general partner and its affiliates may be reimbursed. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us.

Withdrawal or removal of our general partner

If our general partner withdraws or is removed, its 0.0% non-economic general partner interest and its affiliates’ incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read “The Partnership Agreement—Withdrawal or Removal of Our General Partner.”

Liquidation Stage

Liquidation	Upon our liquidation, the partners will be entitled to receive liquidating distributions according to their particular capital account balances.

Agreements with Affiliates in Connection with the Transactions

In connection with this offering, certain other agreements with GPM will be contributed to us, as described in more detail below.

Contribution Agreement

In connection with the completion of this offering, we will enter into a contribution agreement that will effect the formation transactions described herein, including the transfer of the ownership interests in GPM Opco and the use of the net proceeds of this offering. While we believe this agreement is on terms no less favorable to any party than those that could have been negotiated with an unaffiliated third party, it will not be the result of arm’s-length negotiations. All of the transaction expenses incurred in connection with these transactions will be paid from the proceeds of this offering.

Omnibus Agreement

In addition to the commercial agreements with GPM that will be contributed to us in connection with the completion of this offering, we will enter into an omnibus agreement with GPM, which is summarized below.

Right to Participate in Transactions

The omnibus agreement will provide that, for a period of 10 years, GPM will allow us to participate in its acquisition opportunities, to the extent we are able to reach an agreement on terms. Specifically, we will have a right to negotiate with GPM to acquire any distribution contracts and to negotiate the fuel supply terms for distributing fuel to GPM for any convenience stores, independent or lessee dealers, or consignment locations included in a potential acquisition under consideration by GPM.

Exclusivity on Substantially All Future Volumes Sold by GPM

Our omnibus agreement provides that, for a period of 10 years, GPM is obligated to purchase from us any fuel it sells in the future for its own account (other than at any acquired convenience stores already party to an existing supply agreement), and we are obligated to distribute such fuel to GPM, either at a negotiated rate pursuant to our right of first offer described below and our right to participate in acquisitions described above or at the alternate fuel sales rate described below. However, GPM will continue to have the right to contract for third-party consignment sales of motor fuel at any newly acquired locations and such third-party wholesalers would not be obligated to purchase any motor fuel from us.

Right of First Offer

The omnibus agreement will also provide that, for a period of 10 years, GPM is obligated to offer us the opportunity to purchase the right to distribute fuel to all convenience stores, independent and lessee dealer locations and consignment locations that it acquires in the future. Specifically, we will have the right of first offer to purchase the right to distribute fuel purchased by GPM for sale at its newly acquired convenience stores, independent and lessee dealer locations and consignment locations at a negotiated rate. Although we have the right of first offer to purchase the right to distribute fuel to all convenience stores, dealer sites and consignment locations that GPM acquires in the future, we are under no obligation to purchase the rights to distribute any fuel. However, if we do not purchase the rights to distribute fuel to GPM, we will be obligated to distribute fuel to GPM pursuant to the alternate fuel sales rate.

Pursuant to the omnibus agreement, within 30 days of the consummation by GPM and certain of its affiliates (not including us, our general partner or GPM Opco), which we refer to collectively as the “GPM Entities,” of the acquisition of any convenience stores or consignment locations, the applicable GPM Entity must deliver a written offer to us describing its intent to sell to us the right to distribute motor fuel to such acquired convenience stores or consignment locations, specifying the fundamental terms of the proposed sale. Our conflicts committee and the GPM Entity will enter into good faith negotiations for a 30-day period to reach an agreement for us to purchase the interest offered for sale. If our conflicts committee and the GPM Entity cannot agree on the terms of purchase for the interest offered for sale after negotiating in good faith for the 30-day period, then we will be obligated to distribute fuel to the newly acquired convenience stores at the alternate fuel sales rate.

Alternate Fuel Sales Rate Provision

If we cannot agree with GPM on fuel supply terms for the expected future distribution volumes pursuant to our right of first offer, or if we opt not to participate in an acquisition, the omnibus agreement will require us to distribute motor fuel to GPM’s newly acquired convenience stores or consignment locations at a price equal to our fuel cost plus the alternate fuel sales rate. During the resolution period we will also distribute fuel at the alternate fuel sales rate. The alternate fuel sales rate is a per gallon fee we will receive equal to our prior year per-gallon motor fuel distribution costs, excluding the cost of the motor fuel, plus 30% of such costs. Our motor fuel distribution costs include direct distribution expenses as well as general and administrative expenses, maintenance capital expenditures, applicable taxes and other miscellaneous costs excluding non-cash costs. Under the omnibus agreement, the alternate fuel sales rate will reset annually, but the fixed fee included in the rate for a given year will be based on our motor fuel distribution costs for the immediately preceding year. The initial alternate fuel sales rate will be based upon our pro forma motor fuel distribution costs until April 2016, at which time we will be able to calculate the actual rate for the previous year. Please read “Risk Factors—Risks Inherent in Our Business—If we cannot otherwise agree with GPM on fuel supply terms for volumes we sell to GPM in the future, then we will be required to supply volumes at a price equal to our fuel cost plus the alternate fuel sales rate, which will be substantially less than the fixed fee of 4.5 cents per gallon we will receive for motor fuel sold pursuant to the GPM Distribution Contracts. Furthermore, if certain of our operating costs increase, we may not realize our anticipated profit margin with regard to motor fuel distributed to GPM at the alternate fuel sales rate.”

Our decision to agree with GPM on fuel supply terms pursuant to our right of first offer or to participate in an acquisition will require the approval of the conflicts committee of the board of directors of our general partner. If such approval is not obtained, then, as described above, we will be obligated to distribute motor fuel to GPM’s newly acquired convenience stores or consignment locations at a price equal to our fuel cost plus the alternate fuel sales rate.

Payment of Administrative Fee and Reimbursement for Services

Pursuant to the omnibus agreement, we will pay an initial fixed administrative fee of $500,000 annually to GPM for the provision of certain (i) management services by certain officers of our general partner and (ii) information and technology services. In addition to this fee, we will reimburse GPM based on the costs actually incurred for (i) the provision of incremental G&A expenses that we expect to incur as a result of being a publicly traded partnership (including costs associated with SEC reporting requirements, tax return and Schedule K-1 preparation and distribution, independent auditor fees, investor relations activities, Sarbanes-Oxley Act compliance, stock exchange listing, registrar and transfer agent fees, incremental director and officer liability insurance and director compensation), (ii) any taxes or other direct expenses paid by GPM for our benefit and (iii) any payments made or expenses incurred for insurance coverage and negotiated instruments provided by underwriters with respect to our assets and business. Once we have earned an aggregate Adjusted EBITDA of $30 million for four consecutive quarters following the quarter ending                     , 2016, our general partner may adjust the administrative fee, with the approval of the conflicts committee, to reflect the contribution, acquisition or disposition of assets, a change in the scope of services provided to us, the allocated level of services provided to us, inflation or a change in law or other regulatory requirements. Neither our partnership agreement nor the omnibus agreement will limit the amount of expenses for which our general partner and its affiliates may be reimbursed.

Environmental Indemnification

The omnibus agreement will provide that GPM must indemnify us for any costs or expenses, up to $15 million, that we incur for environmental liabilities and third-party claims that are based on environmental conditions in existence at our predecessor’s properties prior to the closing of this offering. Other than with respect to liabilities resulting from GPM’s bad faith or willful misconduct, we must indemnify GPM for any costs or expenses it incurs in connection with environmental liabilities and third-party claims that are based on environmental conditions that arise at our properties following the closing of this offering. The environmental indemnity provisions in the omnibus agreement will survive for three years following the closing of the offering.

Tax Indemnification

The omnibus agreement will provide that GPM must indemnify us for any costs or expenses that we incur for federal, state and local income tax liabilities attributable to the ownership and operation of the businesses and subsidiaries being contributed to us for the period prior to the closing of this offering, including (i) income tax liabilities that may result from the formation transactions, and (ii) any income tax liabilities arising under Treasury Regulation Section 1.1502-6 and similar provisions of applicable state, local or foreign law or by contract, as successor or transferee or otherwise. This indemnification obligation shall survive until the 60th day following the expiration of the applicable statute of limitations.

Title Indemnification

The omnibus agreement will provide that GPM must indemnify us for any costs or expenses that we incur for losses resulting from defects in title to the assets contributed or sold to us in connection with the transactions contemplated by this offering and any failure to obtain, prior to the time they were contributed to us, certain consents and permits necessary to conduct our business. This indemnification obligation shall survive until the third anniversary of the closing of this offering.

Indemnification with Regard to Permits

The omnibus agreement will provide that GPM must indemnify us for any costs or expenses that we incur for losses resulting from our predecessor’s failure to have permits or governmental approvals necessary for us to operate our business in substantially the same manner as our predecessor operated such business prior to the closing of this offering. This indemnification obligation shall survive until the third anniversary of the closing of this offering.

Designations as Agent and Netting Arrangement

The omnibus agreement will provide for each of GPM and us to appoint the other as agent to perform certain financial administrative functions on behalf of the other party, as necessary, including invoicing, collection of accounts receivable, payment of vendors and credit card processing. Each party, as agent, will promptly transmit to the other party all monies, bills, invoices and correspondence received by the transmitting party in connection with providing financial administrative functions on behalf of the other party; however, the transmitting party may net the amount of any monies to be paid against any amounts owed by the other party.

GPM Distribution Contracts

We will enter into three 10-year wholesale motor fuel distribution agreements with GPM in connection with the offering.

GPM Distribution Contract

The GPM Distribution Contract is a 10-year wholesale motor fuel distribution agreement, pursuant to which we will distribute motor fuel purchased by GPM for sale to its existing convenience stores (other than convenience stores for which we are the distributor of motor fuel under the GPM RR Distribution Contract and the GPM MW Distribution Contract) and its independent and lessee dealers and consignment locations at cost plus a fixed fee of 4.5 cents per gallon for a period of 10 years.

GPM RR Distribution Contract

The GPM RR Distribution Contract is a 10-year wholesale motor fuel distribution agreement substantially similar to the GPM Distribution Contract, pursuant to which we will distribute motor fuel to convenience stores acquired by GPM in the Road Ranger Acquisition at cost plus a fixed fee of 4.5 cents per gallon for a period of 10 years.

GPM MW Distribution Contract

The MW Distribution Contract is a 10-year wholesale motor fuel distribution agreement substantially similar to the GPM Distribution Contract, pursuant to which we will distribute motor fuel to convenience stores acquired by GPM in the Midwest Acquisition at cost plus a fixed fee of 4.5 cents per gallon for a period of 10 years.

The GPM Distribution Contracts do not impose any minimum volume obligations on GPM.

Other Transactions with Related Persons

Our Predecessor’s Sales to Affiliates and Predecessor Transactions with Certain Officers and Directors

GPM Limited Liability Company Agreement

The membership interests of the owner of our general partner, GPM, are held by ARKO Convenience Stores, LLC (“ACS, LLC”) and GPM Holdings. ACS, LLC holds 75% of the common membership interests and voting rights in GPM and is indirectly controlled by ARKO. GPM Holdings holds the remaining 25% of the common membership interests and voting rights in GPM and is indirectly controlled by an unaffiliated third party. Arie Kotler, our Chief Executive Officer, President and Chairman is a controlling shareholder of ARKO and a manager of ACS, LLC, Eyal Nuchamovitz, our executive vice president and director of the board of directors of our general partner, is also a manager of ACS, LLC. In August 2014, GPM, ACS, LLC, GPM Holdings and certain of their respective affiliates, entered into a fourth amended and restated limited liability company agreement governing the rights of the members of GPM. Please see Note 13 to our predecessor’s consolidated financial statements as of December 31, 2014 included elsewhere in this prospectus for a further description of these arrangements.

Financing Transactions with Affiliates

In connection with the completion of this offering, we will purchase $         million of U.S. Treasury or other investment grade securities, $         million of which will be assigned as collateral to secure our new term loan, and $35.1 million of which will be assigned as collateral to secure $35.1 million of the PNC term loan, for which GPM will provide a guarantee. We also intend to borrow approximately $         million under our new term loan to distribute to GPM and for which GPM will provide a guarantee of collection.

GPM will provide credit support to our suppliers under certain of our supply contracts, provided that the pricing of such support is no more than the cost to us of issuing a comparable letter of credit under our new revolving credit facility.

In connection with this offering, our named executive officers (“NEOs”) and members of the board of directors of our general partner have expressed an interest to the underwriters in participating in our directed unit program to purchase an aggregate of approximately $         million in common units at the initial public offering price; and we expect that other NEOs and members of the board of directors of GPM will purchase approximately $         million of our common units. These amounts are initial indications of interest to the underwriters, and actual amounts purchased by these members of senior management remain subject to confirmation at the closing of this offering and may be withdrawn by such persons or amounts modified at their discretion based on market conditions or otherwise. Please read “Underwriting.”

Road Ranger Acquisition Loans

In March 2015, GPM Midwest, LLC financed a portion of the consideration for the Road Ranger Acquisition with loans totaling $22.5 million from ARKO and $7.5 million from GPM Holdings. Our predecessor subsequently assumed $18.1 million in loans payable to ARKO and $6.0 million in loans payable to GPM Holdings.

These loans mature in September 2016. The loans bear interest at an annual rate of 13.5%. Interest is payable monthly and all principal will be due at the end of the term.

The loans assigned to our predecessor are guaranteed by GPM Midwest, LLC and GPM MW GP, Inc., and the loans which remained with GPM Midwest, LLC are guaranteed by our predecessor and GPM MW GP, Inc. Additionally, GPM MW GP, Inc., GPM Midwest, LLC and our predecessor have entered into certain pledge and security agreements granting collateral to secure the secured promissory notes, which collateral includes substantially all of the assets of GPM Midwest, LLC and certain assets of our predecessor.

The loans also include certain customary events of default, the existence of which could cause the loans outstanding to be immediately due and payable.

Following the closing of this offering, we expect to assume these loans and to fully repay the amounts outstanding under the loans we will assume with the proceeds of this offering.

In connection with our assumption of the loans, GPM Opco will guarantee our obligations thereunder, and will enter into a pledge and security agreement granting a lien on GPM Opco’s rights under the fuel distribution agreement with GPM Midwest, LLC.

Procedures for Review, Approval and Ratification of Transactions with Related Persons

We expect that the board of directors of our general partner will adopt policies for the review, approval and ratification of transactions with related persons. We anticipate the board will adopt a written code of business conduct and ethics, under which a director would be expected to bring to the attention of the chief executive officer or the board any conflict or potential conflict of interest that may arise between the director or any affiliate of the director, on the one hand, and us or our general partner on the other. The resolution of any such conflict or potential conflict should, at the discretion of the board in light of the circumstances, be determined by a majority of the disinterested directors.

If a conflict or potential conflict of interest arises between our general partner or its affiliates, on the one hand, and us and our limited partners, on the other hand, the resolution of any such conflict or potential conflict should be addressed by the board in accordance with the provisions of our partnership agreement. At the discretion of the board in light of the circumstances, the resolution may be determined by the board in its entirety or by a conflicts committee meeting the definitional requirements for such a committee under our partnership agreement.

Upon our adoption of our code of business conduct, we would expect that any executive officer will be required to avoid conflicts of interest unless approved by the board of directors.

In the case of any sale of equity by us in which an owner or affiliate of an owner of our general partner participates, we anticipate that our practice will be to obtain approval of the board for the transaction. We anticipate that the board will typically delegate authority to set the specific terms to a pricing committee, consisting of the chief executive officer and one independent director. Actions by the pricing committee will require unanimous approval. Please read “Conflicts of Interest and Fiduciary Duties—Conflicts of Interest” for additional information regarding the relevant provisions of our partnership agreement.

The code of business conduct and ethics described above will be adopted in connection with the completion of this offering, and as a result the transactions described above were not reviewed according to such procedures.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, including GPM, on the one hand, and us and our public unitholders, on the other hand. Conflicts may arise as a result of the duties of our general partner to act for the benefit of its owners, which may conflict with our interests and the interests of our public unitholders. The directors and officers of our general partner, who are responsible for managing our business, have fiduciary duties to manage our general partner in a manner beneficial to its owners. At the same time, our general partner has a duty under our partnership agreement to manage us in good faith.

Whenever a conflict arises between our general partner, on the one hand, and us or any other public unitholder, on the other, our general partner will resolve that conflict. Our partnership agreement contains provisions that replace default fiduciary duties under applicable law with contractual corporate governance standards as set forth therein. Our partnership agreement also restricts the remedies available to unitholders for actions taken that, without such replacement, might constitute breaches of fiduciary duty.

Our general partner will not be in breach of its obligations under our partnership agreement or its duties to us or our unitholders if the resolution or course of action taken with respect to a conflict is:

•	approved by a majority of the members of the conflicts committee of the board of directors of our general partner, although our general partner is not obligated to seek such approval; or

•

approved by the vote of a majority of the outstanding common units, excluding any units owned by the general partner or any of its affiliates, although our general partner is not obligated to seek such approval.

Our general partner may, but is not required to, seek the approval of such resolution from the conflicts committee of its board of directors or from the common unitholders. Because our partnership agreement only requires that the conflicts committee have at least one member, during any time that the committee only has one member, that single member of the conflicts committee will be able to approve resolutions of conflicts of interest. It is possible that a single-member committee may not function as effectively as a multiple-member committee and, if we pursue a transaction with an affiliate while the conflicts committee has only one member, our limited partners will be deemed to have approved that transaction through the approval of that single-member committee, in the same manner as would have occurred had the committee consisted of more directors.

If our general partner does not seek approval from the conflicts committee or from a majority of the common units, as described above, and the board of directors of our general partner approves the resolution or course of action taken with respect to the conflict of interest, then it will be presumed that, in making its decision, the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, the board of directors of our general partner or the conflicts committee of the board of directors of our general partner may consider any factors they determine in good faith to consider when resolving a conflict. An independent third party is not required to evaluate the resolution. Under our partnership agreement, a determination, other action or failure to act by our general partner, the board of directors of our general partner or any committee thereof (including the conflicts committee) will be deemed to be “in good faith” unless our general partner, the board of directors of our general partner or any committee thereof (including the conflicts committee) believed such determination, other action or failure to act was adverse to the interests of the partnership. For the avoidance of doubt, any potential conflict of interest that exists or arises between our general partner or its affiliates, on the one hand, and the partnership or any other person who is bound by the partnership agreement on the other hand, may be resolved by the conflicts committee or a vote of the common unitholders as described above or as directed by the board of directors of our general partner, provided that the board of directors of the general partner makes, takes or declines to take any action to resolve the conflict in accordance with the standard of care set forth in the partnership agreement. Please read “Management—Committees of the Board of Directors” for information about the conflicts committee of our general partner’s board of directors.

Conflicts of interest could arise in the situations described below, among others.

Our general partner’s affiliates may compete with us.

Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner, acting as the general partner or managing member of its affiliates, those activities incidental to its ownership of interests in us and its affiliates, acquiring, owning or disposing of debt securities or equity interests in us or its affiliates and the provision of management, advisory and administrative services to its affiliates or to other persons. Certain members of our executive management team on whom we rely to manage important aspects of our business may, from time to time, face conflicts regarding the allocation of their time. In addition, except as provided in our partnership agreement and in the omnibus agreement, affiliates of our general partner, including GPM, are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us. Further, after the expiration of the 10-year term in the omnibus agreement, we have no assurance that we will supply fuel to GPM for sale at its convenience stores, to its independent and lessee dealers or with a right to participate with GPM in acquisition opportunities.

Affiliates of our general partner, including GPM, are not required to share business opportunities with us.

Our partnership agreement provides that affiliates of our general partner, including GPM, are permitted to engage in separate businesses which directly compete with us and are not required to share or communicate or offer any potential business opportunities to us even if the opportunity is one that we might reasonably have pursued. The partnership agreement provides that affiliates of our general partner, including GPM, will not be liable to us or any unitholder for breach of any duty or obligation by reason of the fact that such person or entity pursued or acquired for itself any business opportunity.

Our general partner is allowed to take into account the interests of parties other than us (such as GPM) in exercising certain rights under our partnership agreement.

Our partnership agreement contains provisions that reduce the default standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its call right, its voting rights with respect to the units it owns, its registration rights and the determination of whether to consent to any merger or consolidation of the partnership or amendment of the partnership agreement.

Our general partner has limited its liability in the partnership agreement and replaced default fiduciary duties with contractual corporate governance standards set forth therein, thereby restricting the remedies available to our unitholders for actions that, without such replacement, might constitute breaches of fiduciary duty.

In addition to the provisions described above, our partnership agreement contains provisions that restrict the remedies available to our unitholders for actions that might otherwise constitute breaches of fiduciary duty. For example, our partnership agreement:

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permits our general partner to make a number of decisions in its individual capacity, as opposed to its capacity as general partner, thereby entitling our general partner to consider only the interests and factors that it desires, and imposes no duty or obligation on our general partner to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner;

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provides that our general partner shall not have any liability to us or our unitholders for decisions made in its capacity as general partner so long as it acted in good faith, meaning it believed that the decision was not adverse to the interest of the partnership and, with respect to criminal conduct, did not act with the knowledge that its conduct was unlawful;

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provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that the general partner or its officers or directors acted in bad faith, meaning that they believed that the decision was adverse to the interest of the partnership, or, in the case of a criminal matter, acted with knowledge that the conduct was criminal; and

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provides that in resolving conflicts of interest, it will be presumed that in making its decision the general partner, the board of directors of the general partner or the conflicts committee of the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

By purchasing a common unit, a common unitholder will agree to become bound by the provisions in our partnership agreement, including the provisions discussed above. Please read “—Fiduciary Duties.”

Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval or with respect to which our general partner has sought conflicts committee approval, on such terms as it determines to be necessary or appropriate to conduct our business including, but not limited to, the following:

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the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into our securities, and the incurring of any other obligations;

•	the purchase, sale or other acquisition or disposition of our securities, or the issuance of additional options, rights, warrants and appreciation rights relating to our securities;

•	the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets;

•	the negotiation, execution and performance of any contracts, conveyances or other instruments;

•	the distribution of our cash;

•	the selection and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

•	the maintenance of insurance for our benefit and the benefit of our partners;

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the formation of, or acquisition of an interest in, the contribution of property to, and the making of loans to, any limited or general partnership, joint venture, corporation, limited liability company or other entity;

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the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity, otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

•	the indemnification of any person against liabilities and contingencies to the extent permitted by law;

•	the making of tax, regulatory and other filings, or the rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets; and

•	the entering into of agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

Our partnership agreement provides that our general partner must act in good faith when making decisions on our behalf, and our partnership agreement further provides that in order for a determination to be made in “good faith,” our general partner must believe that the determination is not adverse to our best interests. Please read “The Partnership Agreement—Voting Rights” for information regarding matters that require unitholder approval.

Our general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuances of additional partnership securities and the creation, reduction or increase of reserves, each of which can affect the amount of cash that is distributed to our unitholders.

The amount of cash that is available for distribution to our unitholders is affected by decisions of our general partner regarding such matters as:

•	amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	issuance of additional units; and

•	the creation, reduction, or increase of reserves in any quarter.

Our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. Please read “How We Make Distributions to Our Partners—Capital Expenditures” for a discussion on when a capital expenditure constitutes a maintenance capital expenditure or an expansion capital expenditure. This determination can affect the amount of cash that is distributed to our unitholders and to our general partner and the ability of the subordinated units to convert. Please read “How We Make Distributions to Our Partners—Subordination Period.”

In addition, our general partner may use an amount, initially equal to $         million, which would not otherwise constitute operating surplus, in order to permit the payment of cash distributions on its units and our general partner’s incentive distribution rights. All of these actions may affect the amount of cash distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units. Please read “How We Make Distributions to Our Partners.”

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

•	accelerating the expiration of the subordination period.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common and subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make this distribution on all of our outstanding units. Please read “How We Make Distributions to Our Partners—Subordination Period.”

Our partnership agreement provides that we and our subsidiary may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may borrow funds from us or our operating company.

The directors and officers of our general partner have a fiduciary duty to make decisions in the best interests of its owners, including GPM, which may be contrary to our interests.

Because certain officers and certain directors of our general partner are also directors and/or officers of affiliates of our general partner, including GPM and other affiliates, they have fiduciary duties to GPM and such other affiliates that may cause them to pursue business strategies that disproportionately benefit GPM and such other affiliates or which otherwise are not in our best interests.

Our general partner and its affiliates are not required to own any of our common units. If our general partner’s affiliates were to sell all or substantially all of their common units, this would heighten the risk that our general partner would act in ways that are more beneficial to itself than our common unitholders.

Upon the closing of this offering, affiliates of our general partner will own a majority of our outstanding units, but there is no requirement that they continue to do so. GPM and its affiliates are permitted to sell all of their common units, subject to certain limitations contained in our partnership agreement. If GPM does not own any of our common units, this would heighten the risk that our general partner would act in ways that are more beneficial to GPM than our common unitholders.

Our general partner determines which of the costs it incurs on our behalf are reimbursable by us.

We will reimburse our general partner and its affiliates for certain costs incurred in managing and operating us. Neither our partnership agreement nor the omnibus agreement will limit the amount of expenses for which our general partner and its affiliates may be reimbursed. Our partnership agreement provides that our general partner will determine in good faith such other expenses that are allocable to us. The fully allocated basis charged by our general partner does not include a profit component. Please read “Certain Relationships and Related Transactions.”

Our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or from entering into additional contractual arrangements with any of these entities on our behalf.

Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Neither our partnership agreement nor any of the other agreements, contracts or arrangements between us, on the one hand, and our general partner and its affiliates, on the other hand, that will be in effect as of the closing of this offering, will be the result of arm’s-length negotiations. Similarly, agreements, contracts or arrangements between us and our general partner and its affiliates that are entered into following the closing of this offering may not be negotiated on an arm’s-length basis, although, in some circumstances, our general partner may determine that the conflicts committee of our general partner may make a determination on our behalf with respect to such arrangements.

Our general partner will determine, in good faith, the terms of any such transactions entered into after the closing of this offering.

Our general partner and its affiliates will have no obligation to permit us to use any of its or its affiliates’ facilities or assets, except as may be provided in contracts entered into specifically for such use. There is no obligation of our general partner or its affiliates to enter into any contracts of this kind.

Our general partner intends to limit its liability regarding our obligations.

Except in the case of our new credit facilities, our general partner intends to limit its liability under contractual arrangements so that counterparties to such arrangements have recourse only against our assets, and not against our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained more favorable terms without the limitation on liability.

Common units are subject to our general partner’s call right.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by public unitholders at a price not less than their then-current market price, as calculated pursuant to the terms of our partnership agreement. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your common units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the call right. There is no restriction in our partnership agreement that prevents our manager from issuing additional common units and exercising its call right. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. See “The Partnership Agreement—Limited Call Right.”

Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

The attorneys, independent accountants and others who have performed services for us regarding this offering have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or the conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the common unitholders in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the common unitholders, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

GPM may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to GPM’s incentive distribution rights without the approval of the conflicts committee of the board of directors of our general partner or our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

GPM has the right, at any time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (50.0%) for the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on our cash distribution at the time of the exercise of the reset election. Following a reset election by GPM, the minimum quarterly distribution will be reset to an amount equal to the cash distribution amount per common unit for the fiscal quarter immediately preceding the reset election (the “reset minimum quarterly distribution”), and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

We anticipate that GPM would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion; however, it is possible that GPM could exercise this reset election at a time when we are experiencing declines in our aggregate cash distributions or at a time when GPM expects that we will experience declines in our aggregate cash distributions in the foreseeable future. In such situations, GPM may be experiencing, or may expect to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued our common units, which are entitled to specified priorities with respect to our distributions and which therefore may be more advantageous for GPM to own in lieu of the right to receive incentive distribution payments based on target distribution levels that are less certain to be achieved in the then current business environment. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued new common units to GPM in connection with resetting the target distribution levels related to GPM’s incentive distribution rights. Please read “How We Make Distributions to Our Partners — Incentive Distribution Rights.”

Fiduciary Duties

Our general partner is accountable to us and our unitholders as a fiduciary. Fiduciary duties owed to unitholders by our general partner are prescribed by law and our partnership agreement. The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, modify, restrict or expand the fiduciary duties otherwise owed by a general partner to limited partners and the partnership.

Our partnership agreement contains various provisions modifying and restricting the fiduciary duties that might otherwise be owed by our general partner. We have adopted these restrictions to allow our general partner or its affiliates to engage in transactions with us that would otherwise be prohibited by state-law fiduciary duty standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. These provisions of our partnership agreement do not waive or diminish your rights under federal securities laws. We believe this is appropriate and necessary because our general partner’s board of directors will have fiduciary duties to manage our general partner in a manner that is beneficial to its owners, as well as to our unitholders. Without these modifications, our general partner’s ability to make decisions involving conflicts of interest would be restricted. The modifications to the fiduciary standards enable our general partner to take into consideration all parties involved in the proposed action. These modifications also enable our general partner to attract and retain experienced and capable directors. However, these modifications disadvantage our public common unitholders because they restrict the remedies available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interest. The following is a summary of the material restrictions of:

•	the default fiduciary duties under by the Delaware Act;

•	material modifications of these duties contained in our partnership agreement that replace the default fiduciary duties;

•	certain rights and remedies of limited partners contained in the Delaware Act; and

•	the standards contained in our partnership agreement that restrict those rights and remedies.

State law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally require that any action taken or transaction engaged in be entirely fair to the partnership.

Partnership agreement modified standards

Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues about compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith,” meaning that it believed its actions or omissions were not adverse to the interest of the partnership, and will not be subject to any other standard under applicable law. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards reduce the obligations to which our general partner would otherwise be held.

If our general partner does not obtain approval from the conflicts committee or our common unitholders, excluding common units owned by our general partner or its affiliates, and the board of directors of our general partner approves the resolution or course of action taken with respect to the conflict of interest, then it will be presumed that, in making its decision, the board of directors, which may include board members affected by the conflict of interest, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.

Rights and remedies of unitholders

The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties or of our partnership agreement. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

The Delaware Act provides that, unless otherwise provided in a partnership agreement, a partner or other person shall not be liable to a limited partnership or to another partner or to another person that is a party to or is otherwise bound by a partnership agreement for breach of fiduciary duty for the partner’s or other person’s good faith reliance on the provisions of the partnership agreement. Under our partnership agreement, to the extent that, at law or in equity an indemnitee has duties (including fiduciary duties) and liabilities relating thereto to us or to our partners, our general partner and any other indemnitee acting in connection with our business or affairs shall not be liable to us or to any partner for its good faith reliance on the provisions of our partnership agreement.

Partnership agreement modified standard

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that our general partner or its officers and directors acted in bad faith or, in the case of a criminal matter, acted with knowledge that such person’s conduct was unlawful.

By purchasing our common units, each common unitholder automatically agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

Under our partnership agreement, we must indemnify our general partner and its officers, directors, managers and certain other specified persons, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith. We must also provide this indemnification for criminal proceedings unless our general partner or these other persons acted with knowledge that their conduct was unlawful. Thus, our general partner or these other persons could be indemnified for their negligent or grossly negligent acts if they meet the requirements set forth above. To the extent these provisions purport to include indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), in the opinion of the SEC, such indemnification is contrary to public policy and, therefore, unenforceable. Please read “The Partnership Agreement—Indemnification.”

DESCRIPTION OF THE COMMON UNITS

The Units

The common units and the subordinated units are separate classes of units representing limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units in and to partnership distributions, please read this section and “Cash Distribution Policy and Restrictions on Distributions.” For a description of other rights and privileges of limited partners under our partnership agreement, including voting rights, please read “The Partnership Agreement.”

Transfer Agent and Registrar

Duties

American Stock Transfer & Trust Company, LLC will serve as the registrar and transfer agent for the common units. We will pay all fees charged by the transfer agent for transfers of common units except the following, which must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

There will be no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor is appointed, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

Upon the transfer of a common unit in accordance with our partnership agreement, the transferee of the common unit shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically becomes bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

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gives the consents, waivers and approvals contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering.

Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and any transfers are subject to the laws governing the transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of cash available for distribution, please read “How We Make Distributions to Our Partners”;

•	with regard to the fiduciary duties of our general partner, please read “Conflicts of Interest and Fiduciary Duties”;

•	with regard to the authority of our general partner to manage our business and activities, please read “Management—Management of GPM Petroleum LP”;

•	with regard to the transfer of common units, please read “Description of the Common Units—Transfer of Common Units”; and

•	with regard to allocations of taxable income and taxable loss, please read “Material U.S. Federal Income Tax Consequences.”

Organization and Duration

Our partnership was organized in March 2015 and will have a perpetual existence unless terminated pursuant to the terms of our partnership agreement.

Purpose

Our purpose, as set forth in our partnership agreement, is limited to any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law.

Although our general partner has the ability to cause us and our subsidiary to engage in activities other than the business of the wholesale distribution of motor fuels and other petroleum products and the owning and leasing of real estate used as sites for convenience stores, our general partner has no plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or our limited partners, including any duty to act in good faith or in the best interests of us or our limited partners. Our general partner is generally authorized to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Cash Distributions

Our partnership agreement specifies the manner in which we will make cash distributions to holders of our common units and other partnership securities as well as to our general partner in respect of its incentive distribution rights. For a description of these cash distribution provisions, please read “How We Make Distributions to Our Partners.”

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Voting Rights

The following is a summary of the unitholder vote required for approval of the matters specified below. Matters that require the approval of a “unit majority” require:

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during the subordination period, the approval of a majority of the common units, excluding those common units held by our general partner and its affiliates, and a majority of the subordinated units, voting as separate classes;

•	after the subordination period, the approval of a majority of the common units, voting as a single class.

By virtue of the exclusion of the common units held by our general partner and its affiliates from the required vote, and their ownership of all of our subordinated units, during the subordination period our general partner and its affiliates do not have the ability to ensure the approval of, but do have the ability to ensure the defeat of, any matter that requires the approval of a unit majority.

In voting their common and subordinated units, GPM and its affiliates will have no fiduciary duty or obligation whatsoever to us or our limited partners, including any duty to act in good faith or in the best interests of us or our limited partners.

The incentive distribution rights may be entitled to vote in certain circumstances.

Issuance of additional units	No approval right. Please read “—Issuance of Additional Partnership Interests.”

Amendment of the partnership agreement

Certain amendments may be made by our general partner without the approval of our unitholders. Other amendments generally require the approval of a unit majority. Please read “—Amendment of the Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. Please read “—Amendment of the Partnership Agreement—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority in certain circumstances. Please read “—Dissolution.”

Continuation of our business upon dissolution	Unit majority. Please read “—Dissolution.”

Withdrawal of our general partner	Under most circumstances, the approval of the holders of a majority of the common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to , 2025, in a manner that would cause a dissolution of our partnership. Please read “—Withdrawal or Removal of Our General Partner.”

Removal of our general partner	Not less than 66 2/3% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates. Please read “—Withdrawal or Removal of Our General Partner.”

Transfer of our general partner interest	No approval right. Please read “—Transfer of General Partner Interest.”

Transfer of incentive distribution rights	No approval right. Please read “—Transfer of Subordinated Units and Incentive Distribution Rights.”

Transfer of ownership interests in our general partner	No approval right. Please read “—Transfer of Ownership Interests in the General Partner.”

If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units then outstanding, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the specific approval of our general partner.

Applicable Law; Exclusive Forum

Our partnership agreement is governed by Delaware law. Our partnership agreement will provide that the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction) shall be the exclusive forum for any claims, suits, actions or proceedings (i) arising out of or relating in any way to our partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of our partnership agreement or the duties, obligations or liabilities among our partners, or obligations or liabilities of our partners to us, or the rights or powers of, or restrictions on, our partners or us), (ii) brought in a derivative manner on our behalf, (iii) asserting a claim of breach of a duty owed by any of our, or our general partner’s, directors, officers, or other employees, or owed by our general partner, to us or our partners, (iv) asserting a claim against us arising pursuant to any provision of the Delaware Act or (v) asserting a claim against us governed by the internal affairs doctrine. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation or similar governing documents have been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our partnership agreement to be inapplicable or unenforceable in such action.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of the partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. However, if it were determined that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us under the reasonable belief that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of its assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to it at the time it became a limited partner and that could not be ascertained from the partnership agreement.

Following the completion of this offering, we expect that our subsidiary will conduct business in 16 states, and we may have subsidiaries that conduct business in other states in the future. Maintenance of our limited liability as owner of our operating subsidiary may require compliance with legal requirements in the jurisdictions in which the operating subsidiary conducts business, including qualifying our subsidiary to do business there.

Limitations on the liability of members or limited partners for the obligations of a limited liability company or limited partnership have not been clearly established in many jurisdictions. If, by virtue of our ownership interest in our subsidiaries or otherwise, it were to be determined that we were conducting business in any jurisdiction without compliance with the applicable limited partnership or limited liability company statute, or that the right, or exercise of the right, by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then our limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of our limited partners.

Issuance of Additional Partnership Interests

Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by our general partner without the approval of our unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other partnership interests. Holders of any additional common units we issue will be entitled to share equally with the then-existing common unitholders in our cash distributions. In addition, the issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing common unitholders in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, may have special voting rights to which the common units are not entitled or be senior in right of distribution to the common units. In addition, our partnership agreement does not prohibit our subsidiary from issuing equity interests which effectively rank senior to the common units.

Our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other partnership interests whenever, and on the same terms that, we issue partnership interests to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates, including such interest represented by common and subordinated units, that existed immediately prior to each issuance. The unitholders will not have preemptive rights under our partnership agreement to acquire additional common units or other partnership interests.

Amendment of the Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or our limited partners, including any duty to act in good faith or in the best interests of us or our limited partners. In order to adopt a proposed amendment, other than the amendments discussed under “—No Unitholder Approval” below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or to call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

•	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

•

enlarge the obligations of, restrict, change or modify in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to, our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld at its option.

The provisions of our partnership agreement preventing the amendments having the effects described in the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units, voting as a single class (including units owned by our general partner and its affiliates). Upon completion of this offering, one or more affiliates of our general partner will own approximately     % of our outstanding common and subordinated units, assuming no exercise of the underwriters’ option to purchase additional units.

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•

a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor our subsidiary will be treated as an association taxable as a corporation or otherwise taxed as an entity for U.S. federal income tax purposes;

•

an amendment that is necessary, in the opinion of our counsel, to prevent us, our general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940 or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974 (“ERISA”) whether or not substantially similar to plan asset regulations currently applied or proposed;

•

an amendment that our general partner determines to be necessary or appropriate in connection with the creation, authorization or issuance of additional partnership interests or the right to acquire partnership interests;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•

any amendment that our general partner determines to be necessary or appropriate to reflect and account for the formation by us of, or our investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and related changes;

•

conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our partnership agreement, without the approval of any limited partner, if our general partner determines that those amendments:

•	do not adversely affect the limited partners (or any particular class of limited partners) in any material respect;

•

are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•

are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that would reduce or increase the voting percentage required to take any action other than to remove the general partner or call a meeting of unitholders is required to be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced or increased.

For amendments of the type not requiring unitholder approval, our general partner will not be required to obtain an opinion of counsel that an amendment will neither result in a loss of limited liability to the limited partners nor result in our being treated as a taxable entity for federal income tax purposes in connection with any of the amendments. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units, voting as a single class, unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners. Upon completion of this offering, assuming the underwriters do not exercise their option to purchase additional units, one or more affiliates of our general partner will own approximately     % of our outstanding common and subordinated units.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger or consolidation of us requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger or consolidation and may decline to do so free of any fiduciary duty or obligation whatsoever to us or our limited partners, including any duty to act in good faith or in the best interest of us or our limited partners.

Our general partner may, however, consummate any merger without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in an amendment to the partnership agreement (other than an amendment that the general partner could adopt without the consent of other partners), each of our partnership interests will be an identical partnership interest following the transaction and the partnership interests to be issued do not exceed 20% of our outstanding partnership interests (other than incentive distribution rights) immediately prior to the transaction.

In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of a unit majority, from causing us to sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without such approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without such approval. If the conditions specified in our partnership agreement are satisfied, our general partner may also convert us or our subsidiary into a new limited liability entity or merge us or our subsidiary into, or convey all of our assets to, a newly formed limited liability entity that has no assets, liabilities or operations, if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, our general partner has received an opinion of counsel regarding limited liability and tax matters and the governing instruments of the new entity provide the limited partners and our general partner with substantially the same rights and obligations as those contained in our partnership agreement. Our unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Dissolution

We will continue as a limited partnership until dissolved under our partnership agreement. We will dissolve upon:

•	the election of our general partner to dissolve us, if approved by the holders of a unit majority;

•	there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;

•	the entry of a decree of judicial dissolution of our partnership pursuant to the provisions of the Delaware Act; or

•

the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner, other than by reason of a transfer of its 0.0% non-economic general partner interest in accordance with our partnership agreement, unless a successor general partner is admitted pursuant to our partnership agreement.

Upon a dissolution under the last clause above, the holders of a unit majority may elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability under Delaware law of any limited partner; and

•

neither we nor our subsidiary would be treated as an association taxable as a corporation or otherwise be taxable as an entity for U.S. federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation and Distribution of Proceeds

Upon our dissolution, unless our business is continued, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in “Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner on or prior to                     , 2025 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. After                     , 2025, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ advance notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ advance notice to the limited partners if at least 50% of the outstanding units are held or controlled by one person and its affiliates, other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner, in some instances, to sell or otherwise transfer all of its 0.0% non-economic general partner interest in us without the approval of the unitholders. Please read “—Transfer of General Partner Interest.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its 0.0% non-economic general partner interest in us, the holders of a unit majority may elect a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “—Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a separate class, and the outstanding subordinated units, voting as a separate class including, in each case, units held by our general partner and its affiliates. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates gives them the ability to prevent our general partner’s removal. At the closing of this offering, affiliates of our general partner will own         % of our outstanding limited partner units, including all of our subordinated units.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist:

•

the subordinated units held by any person will immediately and automatically convert into common units on a one-for-one basis, provided (i) neither such person nor any of its affiliates voted any of its units in favor of the removal and (ii) such person is not an affiliate of the successor general partner; and

•	if all of the subordinated units convert pursuant to the foregoing, all cumulative common unit arrearages on the common units will be extinguished and the subordination period will end.

In the event of the removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest of the departing general partner and the incentive distribution rights of its affiliates for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and the incentive distribution rights of its affiliates for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached within 30 days after the effective date of the departing general partner’s withdrawal or removal, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. If the departing general partner and the successor general partner cannot agree upon an expert within 45 days after the withdrawal or removal, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and all of its affiliates’ incentive distribution rights will automatically convert into common units with a value equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred as a result of the termination of any employees employed for our benefit by the departing general partner or its affiliates.

Transfer of General Partner Interest

Our general partner may at its option transfer all or any part of its general partner interest without approval from the unitholders, so long as:

•	the transferee agrees to assume the rights and duties of the general partner under the partnership agreement and agrees to be bound by the provisions of the partnership agreement;

•

we receive an opinion of counsel that such transfer would not result in the loss of limited liability under the Delaware Act of any unitholders or cause us to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed); and

•

such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership or membership interest held by the general partner as the general partner or managing member, if any, of our subsidiary.

In the case of a transfer of the general partner interest, the transferee or successor will be subject to compliance with the terms of our partnership agreement and will be admitted as the general partner effective immediately prior to the transfer of the general partner interest.

Our general partner and its affiliates may, at any time, transfer common units, subordinated units or incentive distribution rights to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Ownership Interests in the General Partner

At any time, the owner of our general partner may sell or transfer all or part of its ownership interests in our general partner to an affiliate or a third party without the approval of our unitholders.

Transfer of Subordinated Units and Incentive Distribution Rights

At any time, our general partner and its affiliates may sell or transfer all or a portion of their subordinated units or incentive distribution rights to an affiliate or third party without the approval of our unitholders.

By transfer of subordinated units or incentive distribution rights in accordance with our partnership agreement, each transferee of subordinated units or incentive distribution rights will be admitted as a limited partner with respect to the subordinated units or incentive distribution rights transferred when such transfer and admission is reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically becomes bound by the terms and conditions of our partnership agreement; and

•

gives the consents, waivers and approvals contained in our partnership agreement, such as the approval of all transactions and agreements we are entering into in connection with our formation and this offering.

Our general partner will cause any transfers to be recorded on our books and records.

We may, at our discretion, treat the nominee holder of subordinated units or incentive distribution rights as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Subordinated units or incentive distribution rights are securities and any transfers are subject to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner for the transferred subordinated units or incentive distribution rights.

Until a subordinated unit or incentive distribution right has been transferred on our books, we and the transfer agent may treat the record holder of the unit or right as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove GPM Petroleum GP, LLC as our general partner or from otherwise changing our management. Please read “—Withdrawal or Removal of Our General Partner” for a discussion of certain consequences of the removal of our general partner. If any person or group, other than our general partner and its affiliates, acquires beneficial ownership of 20% or more of any class of partnership interests, that person or group loses voting rights on all of such person’s or group’s partnership interests. This loss of voting rights does not apply in certain circumstances. Please read “—Meetings; Voting.”

Limited Call Right

If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of such class held by unaffiliated persons, as of a record date to be selected by our general partner, on at least 10, but not more than 60 days’ notice. The purchase price in the event of this purchase is the greater of:

•

the highest price paid by our general partner or any of its affiliates for any limited partner interests of such class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the average of the daily closing prices of the partnership securities of such class over the 20 consecutive trading days immediately preceding the date three days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Units.”

Non-Taxpaying Holders; Redemption

To avoid any adverse effect on the maximum applicable rates chargeable to customers by us or any of our future subsidiaries, or in order to reverse an adverse determination that has occurred regarding such maximum rate, our partnership agreement provides our general partner the power to amend the agreement. If our general partner, with the advice of counsel, determines that our not being treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes, coupled with the tax status (or lack of proof thereof) of one or more of our limited partners, has, or is reasonably likely to have, a material adverse effect on the maximum applicable rates chargeable to customers by our subsidiaries, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the U.S. federal income tax status of our limited partners (and their owners, to the extent relevant); and

•

permit us to redeem the units held by any person whose tax status has or is reasonably likely to have a material adverse effect on the maximum applicable rates or who fails to comply with the procedures instituted by our general partner to obtain proof of the U.S. federal income tax status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Non-Citizen Assignees; Redemption

If our general partner, with the advice of counsel, determines we are subject to U.S. federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the nationality, citizenship or other related status of our limited partners (and their owners, to the extent relevant); and

•

permit us to redeem the units held by any person whose nationality, citizenship or other related status creates substantial risk of cancellation or forfeiture of any property or who fails to comply with the procedures instituted by the general partner to obtain proof of the nationality, citizenship or other related status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Meetings; Voting

Except as described below regarding certain persons or groups owning 20% or more of any class of partnership interests then outstanding, record holders of limited partner interests on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

Our general partner does not anticipate that any meeting of our unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum, unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Partnership Interests.” However, if at any time any person or group, other than our general partner and its affiliates, a direct transferee of our general partner or its affiliates or a purchaser specifically approved by our general partner, acquires, in the aggregate, beneficial ownership of 20% or more of any class of partnership interests then outstanding, that person or group will lose voting rights on all of its partnership interests and the partnership interests may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as our partnership agreement otherwise provides, subordinated units will vote together with common units, as a single class.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Voting Rights of Incentive Distribution Rights

If a majority of the incentive distribution rights are held by the general partner and its affiliates, the holders of the incentive distribution rights will have no right to vote in respect of such rights on any matter, unless otherwise required by law, and the holders of the incentive distribution rights, in their capacity as such, shall be deemed to have approved any matter approved by our general partner.

If less than a majority of the incentive distribution rights are held by the general partner and its affiliates, the incentive distribution rights will be entitled to vote on all matters submitted to a vote of unitholders, other than amendments and other matters that our general partner determines do not adversely affect the holders of the incentive distribution rights in any material respect. On any matter in which the holders of incentive distribution rights are entitled to vote, such holders will vote together with the subordinated units, prior to the end of the subordination period, or together with the common units, thereafter, in either case as a single class (except in the case of any amendment to the partnership agreement that would have a material adverse effect on the rights of any class and require the separate approval of the class affected under the provisions of the partnership agreement), and such incentive distribution rights shall be treated in all respects as subordinated units or common units, as applicable, when sending notices of a meeting of our limited partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under our partnership agreement. The relative voting power of the holders of the incentive distribution rights and the subordinated units or common units, depending on which class the holders of incentive distribution rights are voting with, will be set in the same proportion that the cumulative cash distributions, if any, in respect of the incentive distribution rights for the four consecutive quarters prior to the record date for the vote bear to the cumulative cash distributions in respect of such class of units for such four quarters.

Status as Limited Partner

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Except as described under “—Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar liabilities:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of our general partner or any departing general partner;

•

any person who is or was a manager, managing member, general partner, director, officer, employee, agent, fiduciary or trustee of our partnership, our subsidiary, our general partner, any departing general partner or any of their affiliates;

•

any person who is or was serving at the request of our general partner, any departing general partner, or any of their affiliates as a manager, managing member, general partner, director, officer, employee, agent, fiduciary or trustee of another person owing a fiduciary duty to us or our subsidiary;

•	any person who controls our general partner or any departing general partner; and

•	any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless our general partner otherwise agrees, it will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against such liabilities under our partnership agreement.

Reimbursement of Expenses

Pursuant to our omnibus agreement, we will reimburse GPM an annual amount for providing certain general and administrative services to us, which initially includes a fixed annual fee of $0.5 million for executive management services provided by certain officers of our general partner. The remainder of the reimbursement will be based on the costs actually incurred by GPM and its affiliates in providing the services. Our general partner is entitled to determine the expenses that are allocable to us. Neither the partnership agreement nor the omnibus agreement limit the amount of expenses for which our general partner and its affiliates may be reimbursed. For more information on the omnibus agreement, please read “Certain Relationships and Related Transactions—Agreements with Affiliates in Connection with the Transactions—Omnibus Agreement.”

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. These books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of our units or other partnership interests within 105 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent registered public accounting firm. Except for our fourth quarter, we will also furnish or make available unaudited financial information within 50 days after the close of each quarter. We will be deemed to have made any such report available if we file such report with the SEC on EDGAR or make the report available on a publicly available website which we maintain.

We will furnish each record holder with information reasonably required for U.S. federal, state and local tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to our unitholders will depend on their cooperation in supplying us with specific information. Every unitholder will receive information to assist him in determining his U.S. federal and state tax liability and in filing his U.S. federal and state income tax returns, regardless of whether he supplies us with the necessary information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at his own expense, have furnished to him:

•

true and full information regarding the status of our business and financial condition (however that obligation shall be satisfied to the extent the limited partner is furnished our most recent annual report and any subsequent quarterly or periodic reports required to be filed (or which would be required to be filed) with the SEC pursuant to Section 13 of the Exchange Act);

•	a current list of the name and last known address of each record holder; and

•

a copy of our partnership agreement, our certificate of limited partnership and all amendments thereto, together with copies of the executed copies of all powers of attorney under which they have been executed.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes is not in our best interests, could damage us or our business or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other limited partner interests proposed to be sold by our general partner or any of its affiliates, including GPM or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts.

In addition, in connection with this offering, we expect to enter into a registration rights agreement with GPM. Pursuant to the registration rights agreement, we will be required to file a registration statement to register the common units and subordinated units issued to GPM and the common units issuable upon the conversion of the subordinated units upon request of GPM, and may be required to undertake a public or private offering and use the proceeds (net of underwriting or placement agency discounts, fees and commissions, as applicable) to redeem an equal number of common units from GPM. In addition, the registration rights agreement gives GPM piggyback registration rights under certain circumstances. The registration rights agreement also includes provisions dealing with holdback agreements, indemnification and contribution and allocation of expenses. These registration rights are transferable to affiliates of GPM and, in certain circumstances, to third parties. Please read “Units Eligible for Future Sale.”

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus, GPM will own, directly or indirectly, an aggregate of             common units and             subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and some may convert earlier. The sale of these common and subordinated units could have an adverse impact on the price of the common units or on any trading market that may develop.

Our common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the securities outstanding; or

•	the average weekly reported trading volume of our common units for the four weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. Once we have been a reporting company for at least 90 days, a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned the common units proposed to be sold for at least six months, would be entitled to sell without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject only to the current public information requirement. After beneficially owning Rule 144 restricted units for at least one year, such person would be entitled to freely sell those common units without regard to any of the requirements of Rule 144.

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders at any time. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read “The Partnership Agreement—Issuance of Additional Partnership Interests.”

Under our partnership agreement and the registration rights agreement that we will enter into, our general partner and its affiliates will have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of the partnership agreement and the registration rights agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. In addition, the registration rights agreement may require us to undertake a public or private offering and use the proceeds (net of underwriting or placement agency discounts, fees and commissions, as applicable) to redeem an equal number of common units from GPM. Our general partner and its affiliates will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors, and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discount. Except as described below, our general partner and its affiliates may sell their units in private transactions at any time, subject to compliance with applicable laws.

GPM and the executive officers and directors of our general partner have agreed not to sell any common units they beneficially own for a period of 180 days from the date of this prospectus. Please read “Underwriting” for a description of these lock-up provisions.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

This section summarizes the material U.S. federal income tax consequences that may be relevant to prospective unitholders and is based upon current provisions of the Code, the Treasury Regulations and current administrative rulings and court decisions, all of which are subject to change. Changes in these authorities may cause the federal income tax consequences to a prospective unitholder to vary substantially from those described below. Unless the context otherwise requires, references in this section to “we” or “us” are references to GPM Petroleum LP and GPM Opco.

Legal conclusions contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of representations made by us to them for this purpose. However, this section does not address all federal income tax matters that affect us or our unitholders. Furthermore, this section focuses on unitholders who are individual citizens or residents of the United States (for federal income tax purposes), whose functional currencies are the U.S. dollar and who hold units as capital assets (generally, property that is held for investment). This section has limited applicability to corporations, partnerships, entities treated as partnerships for federal income tax purposes, estates, trusts, U.S. expatriates and former citizens or long-term residents of the United States, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, non-U.S. persons, IRAs, employee benefit plans, real estate investment trusts or mutual funds. In addition, the discussion only comments to a limited extent on state, local, and foreign tax consequences. Accordingly, because each unitholder may have unique circumstances beyond the scope of the discussion herein, we encourage each unitholder to consult such unitholder’s own tax advisor in analyzing the federal, state, local and non-U.S. tax consequences that are particular to that unitholder resulting from ownership or disposition of its units.

We are relying on opinions and advice of Vinson & Elkins L.L.P. with respect to the matters described herein. An opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any such contest of the matters described herein may materially and adversely impact the market for our units and the prices at which such units trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders because the costs will reduce our cash available for distribution. Furthermore, our tax treatment, or the tax treatment of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions, which may be retroactively applied.

For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following federal income tax issues: (1) the treatment of a unitholder whose units are the subject of a securities loan (please read “—Tax Consequences of Unit Ownership—Treatment of Securities Loans”); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Units—Allocations Between Transferors and Transferees”); and (3) whether our method for taking into account Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Uniformity of Units”).

Taxation of the Partnership

Partnership Status

We expect to be treated as a partnership for U.S. federal income tax purposes and, therefore, generally will not be liable for federal income taxes. Instead, as described below, each of our unitholders will take into account its respective share of our items of income, gain, loss and deduction in computing its federal income tax liability as if the unitholder had earned such income directly, even if we do not make any distributions to the unitholder. Distributions by us to a unitholder generally will not give rise to income or gain taxable to such unitholder, unless the amount of cash distributed to a unitholder exceeds the unitholder’s adjusted tax basis in its units.

Section 7704 of the Code generally provides that publicly traded partnerships will be treated as corporations for federal income tax purposes. However, if 90% or more of a partnership’s gross income for every taxable year it is publicly traded consists of “qualifying income,” the partnership may continue to be treated as a partnership for federal income tax purposes (the “Qualifying Income Exception”). Qualifying income includes (i) income and gains derived from the refining, transportation, storage, processing and marketing of crude oil, natural gas and products thereof (including motor fuels), (ii) rents from the leasing of real property, (iii) interest (other than from a financial business), (iv) dividends, (v) gains from the sale of real property, and (vi) gains from the sale or other disposition of capital assets held for the production of qualifying income. We estimate that approximately     % of our current gross income is not qualifying income; however, this estimate could change from time to time.

Based upon factual representations made by us and our general partner regarding the composition of our income and the other representations set forth below, Vinson & Elkins L.L.P. is of the opinion that we will be treated as a partnership and GPM Opco will be disregarded as an entity separate from us for federal income tax purposes. In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied include, without limitation:

(a) Neither we nor GPM Opco has elected or will elect to be treated as a corporation for federal income tax purposes;

(b) For each taxable year, more than 90% of our gross income has been and will be income of a character that Vinson & Elkins L.L.P. has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Code; and

(c) All motor fuel supply agreements and leases will be substantially in the motor fuel supply agreements and leases reviewed by Vinson & Elkins L.L.P.

We believe that these representations are true and will be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as transferring all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation and then distributing that stock to our unitholders in liquidation of their units. This deemed contribution and liquidation should not result in the recognition of taxable income by our unitholders or us so long as our liabilities do not exceed the tax basis of our assets. Thereafter, we would be treated as an association taxable as a corporation for federal income tax purposes.

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative or legislative action or judicial interpretation at any time. For example, the Obama administration’s budget proposal for fiscal year 2016 recommends that certain publicly traded partnerships earning income from activities related to fossil fuels be taxed as corporations beginning in 2021. From time to time, members of the U.S. Congress propose and consider such substantive changes to the existing federal income tax laws that affect publicly traded partnerships. If successful, the Obama administration’s proposal or other similar proposals could eliminate the Qualifying Income Exception to the treatment of all publicly traded partnerships as corporations upon which we rely for our treatment as a partnership for U.S. federal income tax purposes. We are unable to predict whether any of these changes or other proposals will ultimately be enacted. However, it is possible that a change in law could affect us and may be applied retroactively. Any such changes could negatively impact the value of an investment in our units.

In addition, on May 5, 2015 the IRS issued proposed regulations concerning which activities give rise to qualifying income within the meaning of Section 7704 of the Internal Revenue Code. We do not believe the proposed regulations affect our ability to qualify as a publicly traded partnership. However, finalized regulations could modify the amount of our gross income that we are able to treat as qualifying income for the purposes of the qualifying income requirement.

If for any reason we are taxable as a corporation in any taxable year, our items of income, gain, loss and deduction would be taken into account by us in determining the amount of our liability for federal income tax, rather than being passed through to our unitholders. Accordingly, our taxation as a corporation would materially reduce the cash available for distribution to unitholders and thus would likely substantially reduce the value of our units. In addition, any distribution made to a unitholder at a time we are treated as a corporation would be (i) a taxable dividend to the extent of our current or accumulated earnings and profits, then (ii) a nontaxable return of capital to the extent of the unitholder’s tax basis in its units, and thereafter (iii) taxable capital gain.

The remainder of this discussion is based on the opinion of Vinson & Elkins L.L.P. that we will be treated as a partnership for federal income tax purposes.

Tax Consequences of Unit Ownership

Limited Partner Status

Unitholders who are admitted as limited partners of the partnership, as well as unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of units, will be treated as partners of the partnership for federal income tax purposes. For a discussion related to the risks of losing partner status as a result of securities loans, please read “—Treatment of Securities Loans.” Unitholders who are not treated as partners in us as described above are urged to consult their own tax advisors with respect to the tax consequences applicable to them under the circumstances.

Flow-Through of Taxable Income

Subject to the discussion below under “—Entity-Level Collections of Unitholder Taxes” with respect to payments we may be required to make on behalf of our unitholders, and aside from any taxes paid by our subsidiary that is treated as a corporation for federal income tax purposes, we will not pay any federal income tax. Rather, each unitholder will be required to report on its federal income tax return each year its share of our income, gains, losses and deductions for our taxable year or years ending with or within its taxable year without regard to whether we make cash distributions to such unitholder. Consequently, we may allocate income to a unitholder even if that unitholder has not received a cash distribution. Each unitholder will be required to include in income its allocable share of our income, gains, losses and deductions for our taxable year ending with or within its taxable year.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending                     , 2017, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be     % or less of the cash expected to be distributed with respect to that period. Our estimate is based on many assumptions regarding our business and operations, including assumptions as to our revenues, capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure unitholders that these estimates will prove to be correct. The actual ratio of taxable income to cash distributions could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units. For example, the ratio of taxable income to cash distributions to a purchaser of common units in this offering would be higher, and perhaps substantially higher, than our estimate with respect to the period described above if:

•	gross income from operations exceeds the amount required to make minimum quarterly distributions on all units, yet we only distribute the minimum quarterly distribution on all units; or

•

we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Basis of Units

A unitholder’s tax basis in its units initially will be the amount it paid for those units plus its initial share of our nonrecourse liabilities. That basis generally will be (i) increased by the unitholder’s share of our income and any increases in such unitholder’s share of our nonrecourse liabilities, and (ii) decreased, but not below zero, by distributions to it, by its share of our losses, any decreases in its share of our nonrecourse liabilities and its share of our expenditures that are neither deductible nor required to be capitalized.

Treatment of Distributions

Distributions made by us to a unitholder generally will not be taxable to the unitholder for factual income tax purposes, unless such distributions exceed the unitholder’s tax basis in its units, in which case the unitholder will recognize gain taxable in the manner described below under “—Disposition of Units.”

Any reduction in a unitholder’s share of our liabilities for which no partner bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution by us of cash to that unitholder. A decrease in a unitholder’s percentage interest in us because of our issuance of additional units will generally decrease the unitholder’s share of our liabilities. For purposes of the foregoing, a unitholder’s share of our nonrecourse liabilities generally will be based upon that unitholder’s share of the unrealized appreciation (or depreciation) in our assets, to the extent thereof, with any excess liabilities allocated based on the unitholder’s share of our profits. Please read “—Disposition of Units.”

A non-pro rata distribution of money or property (including a deemed distribution as a result of a reallocation of our liabilities described above) may cause a unitholder to recognize ordinary income, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture and substantially appreciated “inventory items,” both as defined in Section 751 of the Code (“Section 751 Assets”). To the extent of such reduction, the unitholder would be deemed to receive its proportionate share of the Section 751 Assets and exchange such assets with us in return for an allocable portion of the non-pro rata distribution. This deemed exchange generally will result in the unitholder’s recognition of ordinary income in an amount equal to the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis (generally zero) in the Section 751 Assets deemed to be relinquished in the exchange.

Limitations on Deductibility of Losses

A unitholder may not be entitled to deduct the full amount of loss we allocate to it because its share of our losses will be limited to the lesser of (i) the unitholder’s tax basis in its units, and (ii) in the case of a unitholder that is an individual, estate, trust or certain type of closely-held corporation, the amount for which the unitholder is considered to be “at risk” with respect to our activities. In general, a unitholder will be at risk to the extent of its tax basis in its units, excluding any portion of that basis attributable to its share of our nonrecourse liabilities, reduced by (1) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or similar arrangement and (2) any amount of money the unitholder borrows to acquire or hold its units, if the lender of those borrowed funds owns an interest in us, is related to another unitholder or can look only to the units for repayment.

A unitholder subject to the basis and at risk limitation must recapture losses deducted in previous years to the extent that distributions (including distributions deemed to result from a reduction in a unitholder’s share of nonrecourse liabilities) cause the unitholder’s at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of basis or at risk limitations will carry forward and will be allowable as a deduction in a later year to the extent that the unitholder’s tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon a taxable disposition of units, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but not losses suspended by the basis limitation. Any loss previously suspended by the at risk limitation in excess of that gain can no longer be used.

In addition to the basis and at-risk limitations, a passive activity loss limitation generally limits the deductibility of losses incurred by individuals, estates, trusts, some closely held corporations and personal service corporations from “passive activities” (generally, trade or business activities in which the taxpayer does not materially participate). The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will be available to offset only passive income generated by us. Passive losses that are not deductible because they exceed a unitholder’s share of passive income we generate may be deducted in full when the unitholder disposes of all of its units in a fully taxable transaction with an unrelated party. The passive activity loss rules are generally applied after other applicable limitations on deductions, including the at-risk and basis limitations.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses other than interest directly connected with the production of investment income. Net investment income generally does not include qualified dividend income or gains attributable to the disposition of property held for investment. A unitholder’s share of a publicly traded partnership’s portfolio income and, according to the IRS, net passive income will be treated as investment income for purposes of the investment interest expense limitation.

Entity-Level Collections of Unitholder Taxes

If we are required or elect under applicable law to pay any federal, state, local or non-U.S. tax on behalf of any current or former unitholder, we are authorized to treat the payment as a distribution of cash to the relevant unitholder. Where the tax is payable on behalf of all the unitholders or we cannot determine the specific unitholder on whose behalf the tax is payable, we are authorized to treat the payment as a distribution to all current unitholders. Payments by us as described above could give rise to an overpayment of tax on behalf of a unitholder, in which event the unitholder may be entitled to claim a refund of the overpayment amount. Unitholders are urged to consult their tax advisors to determine the consequences to them of any tax payment we make on their behalf.

Allocation of Income, Gain, Loss and Deduction

In general, our net income and net loss will be allocated among our unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units and not to the subordinated units, or that incentive distributions are made, gross income will be allocated to the recipients to the extent of such distributions.

Specified items of our income, gain, loss and deduction will be allocated under Section 704(c) of the Code to account for any difference between the tax basis and fair market value of our assets at the time such assets are contributed to us and at the time of any subsequent offering of our units (a “Book-Tax Disparity”). As a result, the federal income tax burden associated with any Book-Tax Disparity immediately prior to an offering generally will be borne by our partners holding interests in us prior to such offering. In addition, items of recapture income will be specially allocated to the extent possible to the unitholder who was allocated the deduction giving rise to that recapture income in order to minimize the recognition of ordinary income by other unitholders.

An allocation of items of our income, gain, loss or deduction, generally must have “substantial economic effect” as determined under Treasury Regulations. If an allocation does not have substantial economic effect, it will be reallocated to our unitholders on the basis of their interests in us, which will be determined by taking into account all the facts and circumstances, including:

•	our partners’ relative contributions to us;

•	the interests of all of our partners in our profits and losses;

•	the interest of all of our partners in our cash flow; and

•	the rights of all of our partners to distributions of capital upon liquidation.

Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in “—Section 754 Election” and “—Disposition of Units—Allocations Between Transferors and Transferees,” allocations under our partnership agreement will have substantial economic effect.

Treatment of Securities Loans

A unitholder whose units are loaned (for example, to a “short seller” to cover a short sale of units) may be treated as having disposed of those units. If so, such unitholder would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period (i) any of our income, gain, loss or deduction allocated to those units would not be reportable by the lending unitholder, and (ii) any cash distributions received by the unitholder as to those units may be treated as ordinary income.

Due to a lack of controlling authority, Vinson & Elkins L.L.P. has not rendered an opinion regarding the tax treatment of a unitholder that enters into a securities loan with respect to its units. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan of their units are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and lending their units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please read “—Disposition of Units—Recognition of Gain or Loss.”

Tax Rates

Under current law, the highest marginal federal income tax rates for individuals applicable to ordinary income and long-term capital gains (generally, gains from the sale or exchange of certain investment assets held for more than one year) are 39.6% and 20%, respectively. These rates are subject to change by new legislation at any time.

A 3.8% Medicare tax (“NIIT”) applies to certain investment income earned by individuals, estates, and trusts. For these purposes, investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income from all investments, or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins. Prospective unitholders are urged to consult with their tax advisors as to the import of the NIIT on an investment in our common units.

Section 754 Election

We will make the election permitted by Section 754 of the Code that permits us to adjust the tax bases in our assets as to specific purchasers of our units under Section 743(b) of the Code to reflect the unit purchase price. The Section 743(b) adjustment separately applies to each purchaser of units based upon the values and bases of our assets at the time of the relevant purchase. The Section 743(b) adjustment does not apply to a person who purchases units directly from us. For purposes of this discussion, a unitholder’s basis in our assets will be considered to have two components: (1) its share of the tax basis in our assets as to all unitholders (“common basis”) and (2) its Section 743(b) adjustment to that tax basis (which may be positive or negative).

Under Treasury Regulations, a Section 743(b) adjustment attributable to property depreciable under Section 168 of the Code may be amortizable over the remaining cost recovery period for such property, while a Section 743(b) adjustment attributable to properties subject to depreciation under Section 167 of the Code, must be amortized straight-line or using the 150% declining balance method. As a result, if we owned any assets subject to depreciation under Section 167 of the Code, the amortization rates could give rise to differences in the taxation of unitholders purchasing units from us and unitholders purchasing from other unitholders.

Under our partnership agreement, we are authorized to take a position to preserve the uniformity of units even if that position is not consistent with these or any other Treasury Regulations. Please read “—Uniformity of Units.” Consistent with this authority, we intend to treat properties depreciable under Section 167, if any, in the same manner as properties depreciable under Section 168 for this purpose. These positions are consistent with the methods employed by other publicly traded partnerships but are inconsistent with the existing Treasury Regulations, and Vinson & Elkins L.L.P. has not opined on the validity of this approach.

The IRS may challenge the positions we adopt with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of units due to lack of controlling authority. Because a unitholder’s tax basis for its units is reduced by its share of our items of deduction or loss, any position we take that understates deductions will overstate a unitholder’s basis in its units, and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Units—Recognition of Gain or Loss.” If a challenge to such treatment were sustained, the gain from the sale of units may be increased without the benefit of additional deductions.

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our assets subject to depreciation to goodwill or non-depreciable assets. Goodwill, as an intangible asset, is generally non-amortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure any unitholder that the determinations we make will not be successfully challenged by the IRS or that the resulting deductions will not be reduced or disallowed altogether. Should the IRS require a different tax basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than it would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We will use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income its share of our income, gain, loss and deduction for each taxable year ending within or with its taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of its units following the close of our taxable year but before the close of its taxable year must include its share of our income, gain, loss and deduction in income for its taxable year, with the result that it will be required to include in income for its taxable year its share of more than one year of our income, gain, loss and deduction. Please read “—Disposition of Units—Allocations Between Transferors and Transferees.”

Tax Basis, Depreciation and Amortization

The tax basis of our assets will be used for purposes of computing depreciation, amortization and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to (i) this offering will be borne by GPM and its affiliates, and (ii) any other offering will be borne by our partners holding interests in us prior to such offering. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”

If we dispose of depreciable or amortizable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation or amortization previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery, depreciation or amortization deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of its interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Units—Recognition of Gain or Loss.”

The costs we incur in offering and selling our units (“syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. While there are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us, the underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties

The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values and the initial tax bases of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of tax basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by unitholders could change, and unitholders could be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Units

Recognition of Gain or Loss

A unitholder will be required to recognize gain or loss on a sale of units equal to the difference between the unitholder’s amount realized and tax basis in the units sold. A unitholder’s amount realized generally will equal the sum of the cash or the fair market value of other property it receives plus its share of our nonrecourse liabilities with respect to such units. Because the amount realized includes a unitholder’s share of our liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale. Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder on the sale or exchange of a unit held for more than one year generally will be taxable as long-term capital gain or loss. However, gain or loss recognized on the disposition of units will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to Section 751 assets that we own, primarily depreciation recapture. Ordinary income attributable to Section 751 assets may exceed net taxable gain realized on the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and capital gain or loss upon a sale of units. Net capital losses may offset capital gains and, in the case of individuals, up to $3,000 of ordinary income per year.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in its entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership.

Treasury Regulations under Section 1223 of the Code allow a selling unitholder who can identify units transferred with an ascertainable holding period to elect to use the actual holding period of the units transferred. Thus, according to the ruling discussed above, a unitholder will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, it may designate specific units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of our units. A unitholder considering the purchase of additional units or a sale of units purchased in separate transactions is urged to consult its tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” financial position, including a partnership interest with respect to which gain would be recognized if it were sold, assigned or terminated at its fair market value, in the event the taxpayer or a related person enters into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract.

In each case, with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

In general, our taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month (the “Allocation Date”). Nevertheless, we allocate certain deductions for depreciation of capital additions based upon the date the underlying property is placed in service, and gain or loss realized on a sale or other disposition of our assets or, in the discretion of the general partner, any other extraordinary item of income, gain, loss or deduction will be allocated among the unitholders on the Allocation Date in the month in which such income, gain, loss or deduction is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be specifically authorized or permitted. Recently however, the Department of the Treasury and the IRS issued Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders. The Partnership is currently evaluating these regulations, which will apply beginning with our taxable year that begins on January 1, 2016. The Treasury Regulations do not specifically authorize the use of the proration method we have adopted for our 2015 taxable year and may not specifically authorize all aspects of our proration method thereafter. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between transferee and transferor unitholders. If this method is not allowed under the Treasury Regulations, our taxable income or losses could be reallocated among our unitholders. We are authorized to revise our method of allocation between transferee and transferor unitholders, as well as among unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who disposes of units prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deduction attributable to such quarter (including the month of disposition) but will not be entitled to receive a cash distribution for that period.

Notification Requirements

A unitholder who sells or purchases any of its units is generally required to notify us in writing of that transaction within 30 days after the transaction (or, if earlier, January 15 of the year following the transaction). Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of units may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale through a broker who will satisfy such requirements.

Constructive Termination

We will be considered to have “constructively” terminated our partnership for federal income tax purposes upon the sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. Immediately following this offering, GPM will directly and indirectly own more than 50% of the total interests in our capital and profits. Therefore, a transfer by GPM of all or a portion of its direct or indirect interests in us could result in a termination of our partnership for federal income tax purposes. For such purposes, multiple sales of the same unit are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than the calendar year, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in such unitholder’s taxable income for the year of termination.

A constructive termination occurring on a date other than December 31 generally would require that we file two tax returns for one fiscal year and the cost of the preparation of these returns will be borne by all unitholders. However, pursuant to an IRS relief procedure the IRS may allow, among other things, a constructively terminated partnership to provide to each unitholder a single Schedule K-1 for the calendar year in which a termination occurs. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Code, and the termination would result in a deferral of our deductions for depreciation and certain amortization. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination may either accelerate the application of, or subject us to, any tax legislation enacted before the termination that would not otherwise have been applied to us as a continuing as opposed to a terminating partnership.

Uniformity of Units

Because we cannot match transferors and transferees of units and for other reasons, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity could result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6), which is not anticipated to apply to a material portion of our assets. Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.”

Our partnership agreement permits our general partner to take positions in filing our tax returns that preserve the uniformity of our units. These positions may include reducing for some unitholders the depreciation, amortization or loss deductions to which they would otherwise be entitled or reporting a slower amortization of Section 743(b) adjustments for some unitholders than that to which they would otherwise be entitled. Vinson & Elkins L.L.P. would be unable to opine as to validity of such filing positions in the absence of direct and controlling authority.

A unitholder’s basis in units is reduced by its share of our deductions (whether or not such deductions were claimed on an individual income tax return) so that any position that we take that understates deductions will overstate the unitholder’s basis in its units, and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Units—Recognition of Gain or Loss” above and “—Tax Consequences of Unit Ownership—Section 754 Election” above. The IRS may challenge one or more of any positions we take to preserve the uniformity of units. If such a challenge were sustained, the uniformity of units might be affected, and, under some circumstances, the gain from the sale of units might be increased without the benefit of additional deductions.

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, non-U.S. corporations and other non-U.S. persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. Prospective unitholders that are tax-exempt entities or non-U.S. persons should consult their tax advisors before investing in our units. Employee benefit plans and most other tax-exempt organizations, including IRAs and other retirement plans, are subject to federal income tax on unrelated business taxable income. A substantial portion of our income will be unrelated business taxable income and will be taxable to a tax-exempt unitholder.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of their ownership of our units. Consequently, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, distributions to non-U.S. unitholders are subject to withholding at the highest applicable effective tax rate. Each non-U.S. unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN, W-8BEN-E or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which is effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Code.

A non-U.S. unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the non-U.S. unitholder. Under a ruling published by the IRS, interpreting the scope of “effectively connected income,” a non-U.S. unitholder would be considered to be engaged in a trade or business in the U.S. by virtue of the U.S. activities of the partnership, and part or all of that unitholder’s gain would be effectively connected with that unitholder’s indirect U.S. trade or business. Therefore, foreign unitholders may be subject to federal income tax on gain from the sale or disposition of their units. Moreover, under the Foreign Investment in Real Property Tax Act, a foreign unitholder generally will be subject to federal income tax upon the sale or disposition of a unit if (i) it owned (directly or constructively applying certain attribution rules) more than 5% of our units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the units or the 5-year period ending on the date of disposition. Currently, we believe that less than 50% of our assets consist of U.S. real property interests and we do not expect that to change in the foreseeable future. However, this could change in the future.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each taxable year, specific tax information, including a Schedule K-1, which describes its share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure our unitholders that those positions will yield a result that conforms to all of the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS.

The IRS may audit our federal income tax information returns. Neither we, nor Vinson & Elkins L.L.P., can assure prospective unitholders that the IRS will not successfully challenge the positions we adopt, and such a challenge could adversely affect the value of the units. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability and may result in an audit of the unitholder’s own return. Any audit of a unitholder’s return could result in adjustments unrelated to our returns.

Partnerships generally are treated as entities separate from their owners for purposes of federal income tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Code requires that one partner be designated as the “Tax Matters Partner” for these purposes, and our partnership agreement designates GPM, or such other partner as determined by the Board.

The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review may go forward, and each unitholder with an interest in the outcome may participate in that action.

A unitholder must file a statement with the IRS identifying the treatment of any item on its federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(1) the name, address and taxpayer identification number of the beneficial owner and the nominee;

(2) a statement regarding whether the beneficial owner is:

(a) a non-U.S. person;

(b) a non-U.S. government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

(c) a tax-exempt entity;

(3) the amount and description of units held, acquired or transferred for the beneficial owner; and

(4) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1.5 million per calendar year, is imposed by the Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties

Certain penalties may be imposed as a result of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for the underpayment of that portion and that the taxpayer acted in good faith regarding the underpayment of that portion. We do not anticipate that any accuracy-related penalties will be assessed against us.

State, Local and Other Tax Considerations

In addition to federal income taxes, unitholders may be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangibles taxes that may be imposed by the various jurisdictions in which we conduct business or own property now or in the future, even if you do not live in those jurisdictions. We will initially own assets and conduct business in many states, most of which impose an income tax on individuals, corporations and other entities. We may also own property or do business in other states in the future that impose income or similar taxes on nonresident individuals, corporations or other entities. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on its investment in us.

Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. It is your responsibility to file all U.S. federal, foreign, state and local tax returns. Our counsel has not rendered an opinion on the foreign, state or local tax consequences of an investment in our common units.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. We strongly recommend that each prospective unitholder consult, and depend upon, its own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of it. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local, alternative minimum tax or non-U.S. tax consequences of an investment in us.

INVESTMENT IN GPM PETROLEUM LP BY

EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and the restrictions imposed by Section 4975 of the Code as well as provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Code or ERISA (collectively, “Similar Laws”). For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

•	whether in making the investment, the plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other Similar Laws; and

•

whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return. Please read “Material U.S. Federal Income Tax Consequences—Tax-Exempt Organizations and Other Investors.”

The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the employee benefit plan.

Section 406 of ERISA and Section 4975 of the Code prohibit employee benefit plans, and IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the plan.

In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our general partner would also be a fiduciary of such plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code and any other applicable Similar Laws.

The U.S. Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets.” Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

(1) the equity interests acquired by employee benefit plans are publicly offered securities—i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under certain provisions of the federal securities laws;

(2) the entity is an “operating company”—i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries; or

(3) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by the employee benefit plans referred to above.

In light of the serious penalties imposed on persons who engage in prohibited transactions or other violations, plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA, the Code, and other Similar Laws.

UNDERWRITING

Raymond James & Associates, Inc. is acting as representative of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, dated the date of this prospectus, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us the number of common units set forth opposite its name below:

Underwriters	Number of Common Units
Raymond James & Associates, Inc.
Wells Fargo Securities, LLC
RBC Capital Markets, LLC
Robert W. Baird & Co. Incorporated
Wunderlich Securities, Inc.
Capital One Securities, Inc.

Total

The underwriting agreement provides that the obligations of the underwriters to purchase and accept delivery of the common units offered by this prospectus are subject to approval by their counsel of certain legal matters and to certain other customary conditions set forth in the underwriting agreement.

The underwriters are obligated to purchase and accept delivery of all of the common units offered by this prospectus, if any of the units are purchased, other than those covered by the underwriters’ purchase option described below.

The underwriters initially propose to offer the common units directly to the public at the public offering price listed on the cover page of this prospectus and to various dealers at that price less a concession not in excess of $         per unit. After the public offering of the common units, the underwriters may change the public offering price and other selling terms. The common units are offered by the underwriters as stated in this prospectus, subject to receipt and acceptance by them. The underwriters reserve the right to reject an order for the purchase of the common units in whole or in part.

Option to Purchase Additional Common Units

We have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of             additional common units at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter, subject to certain conditions, will become obligated to purchase approximately the same percentage of these additional units as the number listed next to the underwriter’s name in the preceding table bears to the total number of common units listed next to the names of all underwriters in the preceding table.

Discounts and Expenses

The following table shows the amount per common unit and total underwriting discounts that we will pay to the underwriters and the proceeds to us before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units.

	Per Unit	No Exercise	Full Exercise
Initial public offering price	$	$	$
Underwriting discounts	$	$	$
Proceeds (before expenses) to us	$	$	$

We will pay Raymond James & Associates, Inc. a structuring fee of $         million (or $         million if the underwriters exercise their option to purchase additional common units in full) for evaluation, analysis and structuring of the partnership. We have also agreed to reimburse the underwriters for up to $20,000 of reasonable fees and expenses of counsel related to the review by the Financial Industry Regulatory Authority (“FINRA”) of the terms of sale of the common units offered hereby.

The other offering expenses that are payable by us are estimated to be $         million (exclusive of underwriting discounts and structuring fee).

Indemnification

We, our general partner and certain of its affiliates have agreed to indemnify the underwriters against various liabilities that may arise in connection with this offering, including liabilities under the Securities Act for errors or omissions in this prospectus or the registration statement of which this prospectus is a part. However, we will not indemnify the underwriters if the error or omission was the result of information the underwriters supplied in writing for inclusion in this prospectus or the registration statement.

Lock-Up Agreements

Subject to specified exceptions, we, our general partner, executive officers and directors of our general partner, certain affiliates of our general partner and certain individuals who purchase common units in our directed unit program have agreed with the underwriters, for a period of 180 days after the date of this prospectus, not to directly or indirectly offer, sell, contract to sell or otherwise dispose of or transfer any common units or any securities convertible into or exchangeable for common units without the prior written consent of the representatives. These agreements also preclude any hedging collar or other transaction designed or reasonably expected to result in a disposition of common units or securities convertible into or exercisable or exchangeable for common units. The representatives may, in their discretion and at any time without notice, release all or any portion of the securities subject to these agreements. The representatives do not have any present intent or any understanding to release all or any portion of the securities subject to these agreements.

The 180-day lock-up period described in the preceding paragraphs will be automatically extended if:

•	during the last 17 days of the lock-up period, we issue a release concerning distributable cash or announce material news or a material event relating to us occurs; or

•	prior to the expiration of the lock-up period, we announce that we will release distributable cash results during the 16-day period beginning on the last day of the lock-up period, in which case the lock-up period shall automatically be extended and the restrictions described in the preceding paragraphs will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release, the announcement of the material news or the occurrence of the material event.

Stabilization

Until this offering is completed, SEC rules may limit the ability of the underwriters and certain selling group members to bid for and purchase the common units. As an exception to these rules and in accordance with Regulation M of the Exchange Act, the underwriters may engage in certain transactions that stabilize, maintain or otherwise affect the price of the common units in order to facilitate the offering of the common units, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales; and

•	passive market making.

Stabilizing transactions may include making short sales of common units, which involve the sale by the underwriters of a greater number of common units than it is required to purchase in this offering and purchasing common units from us by exercising their option to purchase additional common units or in the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ purchase option referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

The underwriters may close out any covered short position by exercising the option to purchase additional common units or by purchasing common units in the open market after the distribution has been completed. In making this determination, the underwriters will consider, among other things, the price of common units available for purchase in the open market.

A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase common units in the open market to cover the position after the pricing of this offering.

The underwriters may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common units in the offering, if the syndicate repurchases previously distributed common units to cover syndicate short positions or to stabilize the price of the common units. These activities may raise or maintain the market price of the common units above independent market levels or prevent or retard a decline in market price of the common units.

In connection with this transaction, the underwriters may engage in passive market making transactions in the common units, prior to the pricing and completion of this offering. Passive market making is permitted by Regulation M of the Exchange Act and consists of displaying bids no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common units during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of the common units to be higher than the price that otherwise would exist in the open market in the absence of such transactions.

As a result of these activities, the price of the common units may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities. If these activities are commenced, they may discontinue them without notice at any time. The underwriters may carry out these transactions on the NYSE or otherwise.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, valuation and brokerage activities. From time to time, the underwriters and/or their respective affiliates have directly and indirectly engaged, or may engage, in various financial advisory, investment banking and commercial banking and other services for us and our affiliates in the ordinary course of their business, for which they have received, or may receive, customary compensation, fees, commissions and expense reimbursement. Additionally, affiliates of certain of the underwriters are lenders under our new credit facilities.

Discretionary Accounts

The underwriters may confirm sales of the common units offered by this prospectus to accounts over which they exercise discretionary authority but do not expect those sales to exceed 5% of the total common units offered by this prospectus.

Directed Unit Program

At our request, the underwriters have reserved up to     % of the common units being offered by this prospectus (excluding the common units that may be issued upon the underwriters’ exercise of their option to purchase additional common units) for sale at the initial public offering price to directors, officers and employees of our general partner, GPM and its affiliates and certain other persons associated with us. The sales will be made by Raymond James & Associates, Inc. through a directed unit program. It is not certain if these persons will choose to purchase all or any portion of these reserved units, but any purchases they make will reduce the number of common units available for sale to the general public. Any reserved units not so purchased will be offered by the underwriters to the general public on the same basis as the other common units offered by this prospectus. The individuals eligible to participate in the directed unit program must commit to purchase no later than before the opening of business on the day following the date of this prospectus. We, our general partner and certain of its affiliates have agreed to indemnify Raymond James & Associates, Inc. and the underwriters against certain liabilities and expenses in connection with the directed unit program, including liabilities under the Securities Act in connection with the sale of the reserved units and for the failure of any participant to pay for its common units.

Listing

Our common units have been approved for listing on the NYSE under the symbol “GPMP,” subject to official notice of issuance. In connection with the listing of our common units on the NYSE, the underwriters will undertake to sell round lots of 100 units or more to a minimum of 400 beneficial owners.

Determination of Initial Offering Price

Prior to this offering, there has been no public market for the common units. Consequently, the initial public offering price for the common units will be determined by negotiations among us and the underwriters. The primary factors to be considered in determining the initial public offering price will be:

•	estimates of distributions to our unitholders;

•	overall quality of our properties and operations;

•	industry and market conditions prevalent in our industry;

•	the information set forth in this prospectus and otherwise available to the representatives; and

•	the general conditions of the securities markets at the time of this offering.

Electronic Prospectus

A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common units for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained on any other website maintained by any of the underwriters is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by the underwriters or us and should not be relied upon by investors.

FINRA Conduct Rules

Because FINRA is expected to view the common units offered hereby as interests in a direct participation program, this offering is being made in compliance with Rule 2310 of the FINRA Conduct Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

VALIDITY OF OUR COMMON UNITS

The validity of our common units will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with our common units offered hereby will be passed upon for the underwriters by Baker Botts L.L.P., Houston, Texas.

EXPERTS

The audited financial statements of GPM Investments, LLC and GPM Petroleum LP included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The financial statements of Worsley Operating Company LLC (formerly Worsley Operating Corporation) included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Carved-Out WOC Southeast Holding Corp. and Subsidiaries as of and for the year ended March 28, 2015 included in this prospectus have been so included in reliance upon the report of Crowe Chizek LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 regarding our common units. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. For further information regarding us and our common units offered in this prospectus, we refer you to the registration statement and the exhibits and schedule filed as part of the registration statement. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates or from the SEC’s web site on the Internet at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms.

As a result of the offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. Our website will be located at www.             .com and we intend to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

We intend to furnish or make available to our unitholders annual reports containing our audited financial statements prepared in accordance with GAAP. We also intend to furnish or make available to our unitholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus may contain forward-looking statements. Forward-looking statements give our current expectations, contain projections of results of operations or of financial condition, or forecasts of future events. Words such as “may,” “assume,” “forecast,” “position,” “predict,” “strategy,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe,” “project,” “budget,” “potential,” or “continue,” and similar expressions are used to identify forward-looking statements. They can be affected by assumptions used or by known or unknown risks or uncertainties. Consequently, no forward-looking statements can be guaranteed. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. Actual results may vary materially. You are cautioned not to place undue reliance on any forward-looking statements. You should also understand that it is not possible to predict or identify all such factors and should not consider the following list to be a complete statement of all potential risks and uncertainties. Factors that could cause our actual results to differ materially from the results contemplated by such forward-looking statements include:

•	GPM’s business strategy and operations and GPM’s conflicts of interest with us;

•	renewal or renegotiation of our long-term distribution contracts with our customers;

•	changes in the price of and demand for the motor fuel that we distribute;

•	our dependence on three principal suppliers;

•	competition in the wholesale motor fuel distribution industry;

•	seasonal trends;

•	increased costs;

•	our ability to make acquisitions;

•	environmental laws and regulations;

•	dangers inherent in the storage of motor fuel; and

•	our reliance on third parties for transportation services.

All forward-looking statements are expressly qualified in their entirety by the foregoing cautionary statements.

GPM PETROLEUM LP

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

Introduction

The accompanying unaudited pro forma financial statements of GPM Petroleum LP, a newly formed Delaware limited partnership (the “Partnership”), are derived from GPM Investments, LLC (the “Predecessor”) audited historical financial statements, as of, and for the year ended December 31, 2014 and unaudited condensed consolidated historical financial statements as of, and for the six months ended June 30, 2015, and have been prepared to reflect the formation of the Partnership, the contribution of certain assets, certain liabilities and/or equity interests of the Predecessor to the Partnership, the GPM Distribution Contracts, the initial public offering (the “Offering”) and use of proceeds from the Offering and related transactions.

The unaudited pro forma financial statements of the Partnership should be read together with the historical financial statements of the Predecessor included elsewhere in this prospectus. The unaudited pro forma financial statements of the Partnership were derived by making certain adjustments to the historical financial statements of the Predecessor for the year ended December 31, 2014 and the six months ended June 30, 2015. The adjustments are based on currently available information and certain estimates and assumptions. Therefore, the actual adjustments may differ from the pro forma adjustments. However, management believes the estimates and assumptions included provide a reasonable basis for presenting the significant effects of the contemplated transactions; and, that the pro forma adjustments give appropriate effect to those estimates and assumptions and are properly applied in the unaudited pro forma financial statements.

The unaudited pro forma financial statements are not necessarily indicative of the results that actually would have occurred if the Partnership had assumed the operations of the Predecessor on the dates indicated nor are they indicative of future results, in part because of the exclusion of various operating expenses and because they do not give pro forma effect to incremental general and administrative expenses of approximately $2.0 million that we expect to incur as a result of being a publicly traded partnership.

UNAUDITED PRO FORMA BALANCE SHEET

As of June 30, 2015

(in thousands)

	GPM Investments, LLC (Predecessor)	Contributed/ Non-Contributed Asset Adjustments		Acquisitions	Offering and Related Formation Transactions		GPM Petroleum LP (Pro forma)
Current assets:
Cash	$16,506	$(16,506)		$—	$(1,100	) n	$(1,100)
Restricted cash	7,712	(7,712)		—	9,100	n	9,100
Accounts receivable, net	29,352	(29,352)		—	—		—
Inventory	76,154	(76,154)		—	—		—
Favorable lease, current portion	2,597	(2,597)		—	—		—
Other current assets	10,232	(10,232)		—	—		—

Total current assets	142,553	(142,553)		—	8,000		8,000
Non-current assets:
Property and equipment, net	154,976	(152,214	) h	—	—		2,762
Goodwill	89,034	(89,034)		—	—		—
Intangible assets, net	8,594	(7,614	) i	—	—		980
Environmental receivable, net of current	10,108	(10,108)		—	—		—
Notes due from member	7,133	(7,133)		—	—		—
Favorable lease, net of current	20,801	(20,801)		—	—		—
Other non-current assets	5,625	(5,625)		—	—		—

Total assets	438,824	(435,082)		—	8,000		11,742

Liabilities and equity
Current liabilities:
Line of credit	28,469	(28,469)		—	8,000	n	8,000
Current portion of long-term debt	20,506	(20,506)		—	—		—
Accounts payable	84,922	(56,404	) j	—	—		28,518
Accrued expenses and other current liabilities	35,766	(33,063	) k	—	—		2,702
Environmental liability, current portion	3,087	(3,087)		—	—		—
Unfavorable leases, current portion	4,187	(4,187)		—	—		—
Capital leases, current portion	2,619	(2,619)		—	—		—

Total current liabilities	179,556	(148,335)		—	8,000		39,221
Non-current liabilities:
Long-term debt, net of current	52,592	(17,500	) l	—	9,100	n	44,192
Related party loans, net of current	50,000	(25,943	) m	—	—		24,057
Environmental liability, net of current	14,791	(14,791)		—	—		—
Unfavorable leases, net of current	30,877	(30,877)		—	—		—
Deferred rent expense	9,029	(9,029)		—	—		—
Asset retirement obligation, net of current	10,145	(10,145)		—	—		—
Deferred vendor rebates, net of current	3,860	(3,860)		—	—		—
Capital leases, net of current	12,029	(12,029)		—	—		—
Deferred gain, net of current	2,967	(2,967)		—	—		—
Deferred tax liability—LT	3,905	(3,905)		—	—		—
Other non-current liabilities	3,431	(3,431)		—	—		—

Total liabilities	373,182	(282,812)		—	17,100		107,470

Members’ equity:
Equity	65,642	(152,270)		—	(9,100	) n	(95,728)

Total liabilities, redeemable units and equity	438,824	(435,082)		—	8,000		11,742

The accompanying notes are an integral part of these Unaudited Pro Forma Financial Statements.

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

For the six months ended June 30, 2015

(in thousands, except per unit amounts)

	GPM Investments LLC (Predecessor)	Contributed/ Non-Contributed Asset Adjustments		Acquisitions		Offering and Related Formation Transactions		GPM Petroleum LP (Pro forma)
Revenues:
Fuel revenue	$591,856	$(130,943)	a	$201,813	e	$—		$662,726
Merchandise revenue	267,961	(267,961)	b	—		—		—
Other revenue, net	12,932	(12,777)	c	—		—		155

Total revenues	872,749	(411,681)		201,813		—		662,881
Cost of revenues:
Fuel costs	551,375	(101,549)	a	199,005	e	—		648,831
Merchandise costs	190,164	(190,164)	b	—		—		—

Total cost of revenues	741,539	(291,713)		199,005		—		648,831

Gross profit	131,210	(119,968)		2,808		—		14,050
Operating expenses:
Store operating expenses	105,567	(105,552)	b	—		—		15
Long-term incentive and equity compensation expense	—	—		—		875	f	875
General and administrative	13,686	(13,386)	d	—		—		300
Depreciation and amortization	9,091	(8,847)	g	—		—		244
Other expenses	2,432	(2,432)	d	—		—		—

Total operating expenses	130,776	(130,217)		—		875		1,434

Operating income (loss)	434	10,249		2,808		(875)		12,616
Interest expense	3,525	(3,525)	f	—		731	f	731

Net (loss) income before income taxes	(3,091)	13,774		2,808		(1,606)		11,885
Income tax expense	393	(393)	g	—		—		—
Net (loss) income	$(3,484)	$14,167		$2,808		$(1,606)		$11,885

Net income allocated to common units—basic and diluted
Net income allocated to subordinated units—basic and diluted
Net income per common unit—basic and diluted
Net income per subordinated unit—basic and diluted
Common units
Subordinated units

The accompanying notes are an integral part of these Unaudited Pro Forma Financial Statements.

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

For the year ended December 31, 2014

(in thousands, except per unit amounts)

	GPM Investments LLC (Predecessor)	Contributed/ Non-Contributed Asset Adjustments		Acquisitions		Offering and Related Formation Transactions		GPM Petroleum LP (Pro forma)
Revenues:
Fuel revenue	$1,453,744	$(260,975)	a	$570,199	e	$—		$1,762,967
Merchandise revenue	464,812	(464,812)	b	—		—		—
Other revenue, net	23,453	(23,142)	c	—		—		311

Total revenues	1,942,009	(748,929)		570,199		—		1,763,278
Cost of revenues:
Fuel costs	1,367,103	(194,101)	a	561,433	e	—		1,734,435
Merchandise costs	328,795	(328,795)	b	—		—		—

Total cost of revenues	1,695,898	(522,896)		561,433		—		1,734,435

Gross profit	246,111	(226,033)		8,766		—		28,844
Operating expenses:
Store operating expenses	188,650	(188,620)	b	—		—		30
Long-term incentive and equity compensation expense	—	—		—		1,750	f	1,750
General and administrative	26,005	(25,405)	d	—		—		600
Depreciation and amortization	15,774	(15,287)	g	—		—		487
Other expenses	1,158	(1,158)	d	—		—		—

Total operating expenses	231,587	(230,470)		—		1,750		2,867

Operating income	14,524	4,437		8,766		(1,750)		25,977
Interest expense	3,861	(3,861)	f	—		1,373	f	1,373

Net income	$10,663	$8,298		$8,766		$(3,123)		$24,604

Net income allocated to common units—basic and diluted
Net income allocated to subordinated units—basic and diluted
Net income per common unit—basic and diluted
Net income per subordinated unit—basic and diluted
Common units
Subordinated units

The accompanying notes are an integral part of these Unaudited Pro Forma Financial Statements.

NOTES TO THE UNAUDITED PRO FORMA FINANCIAL STATEMENTS

1. Organization and Basis of Presentation

In connection with the Offering, certain assets and liabilities of the Predecessor will be contributed to the Partnership, and the Partnership will begin providing wholesale motor fuel distribution services directly to the Predecessor and approximately 10 sub-wholesalers and bulk purchasers. Please read Note 2 to our unaudited pro forma financial statements for a detailed description of the pro forma adjustments. The assets, liabilities and results of operations of the Predecessor for the period prior to their actual contribution to the Partnership are presented as the Predecessor.

The unaudited pro forma financial statements reflect the following transactions:

•

The contribution to the Partnership by the Predecessor of (i) its wholesale motor fuel distribution business, including related assets and liabilities further described in Note 2 and excluding environmental indemnification assets, environmental liabilities and certain other assets and liabilities and (ii) the assets and liabilities related to the wholesale distribution businesses acquired in the Road Ranger Acquisition, the Midwest Acquisition and the Carolinas Acquisition;

•	The contribution to the Partnership by the Predecessor of six convenience store properties;

•	The assumption by the Partnership of GPM Investments, LLC’s term loan with PNC Bank, National Association;

•	The assumption by the Partnership of approximately $24.1 million of borrowings owed by GPM to certain affiliates;

•	The issuance by the Partnership to GPM Investments, LLC of common units and subordinated units, representing a % limited partnership interest in the Partnership;

•	The issuance to GPM Petroleum GP LLC, the Partnership’s general partner, of a 0% non-economic general partner interest and all of the incentive distribution rights in the Partnership;

•

The issuance and sale by the Partnership of                      common units, representing a         % limited partner interest in the Partnership, to the public at the initial public offering price of $         per common unit (the midpoint of the range set forth on the cover of this prospectus);

•	The payment by the Partnership of the estimated underwriting discount and structuring fee (approximately $ million) and of the offering expenses (approximately $ million);

•	The application of the net proceeds of the Offering as described in “Use of Proceeds”; and

•	The Partnership’s entry into a new revolving credit facility and new term loan facility.

NOTES TO THE UNAUDITED PRO FORMA FINANCIAL STATEMENTS (cont’d)

2. Pro Forma Adjustments and Assumptions

The unaudited pro forma balance sheet gives effect to the adjustments as if they had occurred on June 30, 2015. The unaudited pro forma statement of operations gives effect to the adjustments as if they had occurred beginning January 1, 2014 for the six months ended June 30, 2015 and the year ended December 31, 2014. The adjustments are based upon currently available information and certain estimates and assumptions; therefore, actual adjustments will differ from the pro forma adjustments. A general description of these adjustments is provided as follows:

a.	Reflects the elimination of fuel revenue and fuel costs related to the convenience store, consignment and dealer businesses of the Predecessor that are not being contributed to the Partnership, and instead reflects the sale of fuel to the Predecessor for use under the GPM Distribution Contracts at a 4.5 cents per gallon fee over delivered cost.

b.	Impact on the respective statement of operations line items of the elimination of retail merchandising operations not being contributed to the Partnership. Such operations include revenues from retail merchandise and other and the cost of revenues of retail merchandise. Additionally represents the elimination of the majority of store operating expenses that will be retained by the Predecessor.

c.	Reflects the elimination of other revenue being retained by the Predecessor and contributing the rental income from six fee-owned properties to the Partnership.

d.	Elimination of certain general and administrative services and other expenses to support operations of the Predecessor that will not continue with the Partnership. Fractional full time employees, direct general and administrative services related to motor fuel distribution operations and shared services costs are to be allocated to the Partnership. These costs are based on the pro rata proportion of time spent.

e.	Impact on the respective statement of operations line items of wholesale distribution revenues resulting from supply agreements with fuel refiners contributed to the Partnership from Predecessor acquisitions. Contributed fuel supply agreements attributable to acquisitions include an additional 62.4 million and 194.8 million gallons for the six months ended June 30, 2015 and the year ended December 31, 2014, respectively, of distributable motor fuel for the pro forma income statement period.

f.	Long-term incentive and equity compensation expense represents amounts associated with grants under our LTIP of phantom units (i) equal in value to approximately $6 million, in the aggregate, to our general partner’s officers ($3.19 million of which will be granted to our general partner’s executive officers) and (ii) equal in value to approximately $250,000 to our directors who are not employees or officers of our general partner that we expect the board of directors of our general partner to approve in connection with the closing of this offering. These phantom units will vest at the rate of 25% on each of the first four anniversaries of the date of grant and will be settled in our common units on the four year anniversary of the date of grant. Each phantom unit will contain a right to receive a payment for each vested phantom unit equal in value to any distributions made with respect to one of our common units during the vesting period for that phantom unit, paid at the same time distributions are paid to our unitholders generally.

NOTES TO THE UNAUDITED PRO FORMA FINANCIAL STATEMENTS (cont’d)

Interest expense, net reflects the impact of interest incurred in connection with our assumption of the PNC Term Loan (as further described in Note 7 to our predecessor’s unaudited condensed consolidated financial statements for the six months ended June 30, 2015) to be contributed to us at the closing of this offering in the amount of $35.1 million. We have assumed an interest rate of 0.69% (LIBOR Rate as of June 30, 2015 plus 50 basis points). Also included is the interest (mostly unused fees) associated with the company line of credit and the $24.1 million affiliate loan (as further described in Note 3 to our predecessor’s unaudited condensed consolidated financial statements for the six months ended June 30, 2015) and projected accrued interest at time of payoff. Interest also includes the amortization of upfront commitment fees associated with our new credit facilities.

g.	Reflects the depreciation and amortization being retained by the Predecessor and contributing depreciation and amortization related to six fee-owned properties and fuel supply intangibles to the partnership. Also reflects the elimination of income tax expense.

h.	Reflects the elimination of property and equipment of the Predecessor not being contributed to the Partnership. The remaining $2.7 million reflects the six sites including land, buildings, equipment, and accumulated depreciation that will be contributed to the Partnership.

i.	Reflects the elimination of intangibles from the Predecessor that are not being contributed to the Partnership. The remaining $1.0 million of intangibles represent two supply intangibles that will be contributed to the Partnership. The supply intangibles contributed have net book value of $1.0 million.

j.	Reflects the elimination of accounts payable from the Predecessor not contributed to the Partnership. The remaining $28.5 million in accounts payables relates to the fuel payables to suppliers that will be contributed to the Partnership.

k.	Reflects the elimination of accrued liabilities of the Predecessor that are not contributed to the Partnership. The remaining $2.7 million represents accrued state and federal fuel tax payables that will be contributed to the Partnership.

l.	Reflects the elimination of long-term debt, net of current of the Predecessor that is not being contributed to the Partnership. The remaining $35.1 million reflects the PNC Term Loan (as discussed in Note 7 to the unaudited condensed consolidated financial statements as of June 30, 2015) that will be contributed to the Partnership.

m.	Reflects the elimination of related party loans, net of current of the Predecessor that is not being contributed to the Partnership. The remaining $24.1 million reflects the long-term debt from a related party (as discussed in Note 3 to the unaudited condensed consolidated financial statements as of June 30, 2015) that will be contributed to the Partnership.

n.	Within 45 days after the completion of this offering, the Partnership intends to distribute approximately $9.1 million in cash to parent. This distribution will be paid with a new term loan that will be collateralized by $9.1 million of U.S. Treasuries or other investment grade securities. The collateral will be purchased through a combination of an $8.0 million draw on the revolving credit facility and the remainder with offering proceeds.

NOTES TO THE UNAUDITED PRO FORMA FINANCIAL STATEMENTS (cont’d)

Pro Forma Net Income Per Unit

Pro forma net income per limited partner unit is determined by dividing the respective pro forma net income available to common and subordinated unitholders of the Partnership by the number of respective common and subordinated units expected to be outstanding at the closing of the Offering. For purposes of this calculation, we have assumed there will be              common units and              subordinated units outstanding. All units were assumed to have been outstanding since January 1, 2014. Basic and diluted pro forma net income per unit are the same, as there are no potentially dilutive units expected to be outstanding at the closing of the Offering. Pursuant to the partnership agreement, the general partner is entitled to receive certain incentive distributions that will result in less net earnings allocable to common and subordinated unitholders provided that the quarterly distributions exceed certain targets. The pro forma net earnings per limited partner unit computations assume that no incentive distributions were made to the general partner because no such distributions would have been paid based upon the calculation of pro forma available cash from operating surplus for the periods presented.

3. Use of Proceeds

Payment of estimated underwriting discount and structuring fee and other expenses are expected to be incurred in connection with the offering.

GPM Investments, LLC and Subsidiaries

Unaudited condensed consolidated balance sheets

(Dollars in thousands)

As of	June 30, 2015	December 31, 2014
Assets
Current assets:
Cash and cash equivalents	$16,506	$3,694
Restricted cash	7,712	4,079
Accounts receivable, net	29,352	19,279
Inventory	76,154	50,212
Favorable lease, current portion	2,597	974
Other current assets	10,232	7,973

Total current assets	142,553	86,211
Non-current assets:
Property and equipment, net	154,976	108,849
Goodwill	89,034	22,194
Intangible assets, net	8,594	3,793
Environmental receivable, net of current	10,108	7,761
Notes due from member	7,133	7,133
Favorable leases, net of current	20,801	4,339
Other non-current assets	5,625	4,240

Total assets	438,824	244,520

Liabilities
Current liabilities:
Line of credit	28,469	15,083
Current portion of long-term debt	20,506	7,656
Accounts payable	84,922	46,985
Accrued expenses and other current liabilities	35,766	19,737
Environmental liability, current portion	3,087	2,995
Unfavorable leases, current portion	4,187	1,372
Capital leases, current portion	2,619	1,292

Total current liabilities	179,556	95,120
Non-current liabilities:
Long-term debt, net of current	52,592	30,420
Related party loans, net of current	50,000	—
Environmental liability, net of current	14,791	10,775
Unfavorable leases, net of current	30,877	11,243
Deferred rent expense	9,029	7,796
Asset retirement obligation, net of current	10,145	7,341
Deferred vendor rebates, net of current	3,860	4,256
Capital leases, net of current	12,029	3,411
Deferred gain, net of current	2,967	3,250
Deferred tax liability	3,905	—
Other non-current liabilities	3,431	1,782

Total liabilities	373,182	175,394

Commitment and contingencies
Redeemable units* (held by members)	—	41,209
Members’ equity:
Members’ equity*	56,193	13,343
Retained earnings	9,449	14,574

Total equity	65,642	27,917

Total liabilities, redeemable units and equity	$438,824	$244,520

*See accompanying statement of changes in redeemable units and members’ equity for each class of units which make up outstanding member units.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GPM Investments, LLC and Subsidiaries

Unaudited condensed consolidated statements of operations

(Dollars in thousands)

	Six months ended June 30,
	2015	2014
Revenues:
Fuel revenue	$591,856	$751,712
Merchandise revenue	267,961	226,683
Other revenues, net	12,932	11,613

Total revenues	872,749	990,008
Cost of revenues:
Fuel costs	551,375	716,026
Merchandise costs	190,164	160,869

Total cost of revenues	741,539	876,895

Gross profit	131,210	113,113

Operating expenses:
Store operating expenses	105,567	93,210
General and administrative	13,686	12,351
Depreciation and amortization	9,091	7,873
Other expenses	2,432	667

Total operating expenses	130,776	114,101

Operating income (loss)	434	(988)
Interest expense	3,525	1,993

Loss before income taxes	(3,091)	(2,981)
Income tax expense	393	—

Net loss	$(3,484)	$(2,981)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GPM Investments, LLC and Subsidiaries

Unaudited condensed consolidated statements of changes in members’ equity

(Dollar amounts in thousands, except units)

	Redeemable Units				Total Redeemable Units			Common Units					Total Members’ Equity
	Class C		Preferred Units			Preferred Units		Class B		Class C		Retained Earnings
	Units	Amount	Units	Amount		Units	Amount	Units	Amount	Units	Amount
Balance at December 31, 2014	3,664	$2,497	37,500,000	$38,712	$41,209	—	$—	10,990	$13,343	—	$—	$14,574	$27,917
Exchange of Class C units for common units	(3,664)	(2,497)	—	—	(2,497)	—	—	—	—	3,664	2,497	—	2,497
Exchange of preferred member units for members’ equity	—	—	(37,500,000)	(38,712)	(38,712)	37,500,000	38,712	—	—	—	—	—	38,712
Accretion of preferred return	—	—	—	—	—	—	1,641	—	—	—	—	(1,641)	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	(3,484)	(3,484)

Balance at June 30, 2015	—	$—	—	$—	$—	37,500,000	$40,353	10,990	$13,343	3,664	$2,497	$9,449	$65,642

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GPM Investments, LLC and Subsidiaries

Unaudited condensed consolidated statements of cash flows

(Dollars in thousands)

Six months ended	June 30, 2015	June 30, 2014
Cash flows from operating activities:
Net loss	$(3,484)	$(2,981)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	9,091	7,873
Deferred income tax provision	312	—
Loss on retirement of assets	14	81
Amortization of deferred financing costs	331	269
Amortization of favorable and unfavorable leases, net	(461)	(228)
Amortization of deferred gain	(291)	(349)
Proceeds from fuel and other vendor agreements, net	640	2,730
Amortization of fuel and other vendor agreements	(987)	(1,183)
Fair value adjustment of contingent consideration	—	104
Accretion of asset retirement obligations	239	216
Bad debt expense	—	25
Amortization of discount on Seller Note	75	63
Fair value adjustment to Midwest Seller Note	64	—
Changes in assets and liabilities:
Increase in accounts receivable	(3,748)	(6,561)
Increase in inventory	(1,316)	(2,590)
Decrease in prepaid expenses and other assets	946	497
Increase in related party receivable	(112)	(41)
(Increase) decrease in environmental receivables	(19)	1,053
Increase in accounts payable and accrued expenses	21,002	9,619
Decrease in environmental liabilities	(602)	(1,237)
Increase in deferred rent expense	1,233	960

Net cash provided by operating activities	$22,927	$8,320

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GPM Investments, LLC and Subsidiaries

Unaudited condensed consolidated statements of cash flows (cont’d)

(Dollars in thousands)

Six months ended	June 30, 2015	June 30, 2014
Cash flows from investing activities:
(Increase) decrease in restricted cash	$(1,773)	$550
Purchase of property and equipment	(4,918)	(2,983)
Proceeds from sale of property and equipment	295	—
Business acquisition, Midwest Acquisition, net of cash acquired	(34,044)	—
Business acquisition, Road Ranger Acquisition, net of cash acquired	(33,715)	—
Business acquisition, Carolinas Acquisition, net of cash acquired	(713)	—
Refund of prepayment for business acquisition, Carolinas Acquisition	350	—

Net cash used in investing activities	(74,518)	(2,433)

Cash flows from financing activities:
Line of credit, net	12,181	(1,165)
Receipt of short-term loan from banks	10,000	—
Receipt of related-party loans	50,000	—
Distributions to members	—	(134)
Net payments on notes payable	(6,303)	(3,250)
Deferred financing costs	(820)	(66)
Principal payment on capital leases	(655)	(477)

Net cash provided by (used in) financing activities	64,403	(5,092)

Net increase in cash and cash equivalents	12,812	795
Cash and cash equivalents, beginning of period	3,694	12,964

Cash and cash equivalents, end of period	16,506	13,759

Cash paid for interest	$2,182	$1,764

Six months ended	June 30, 2015	June 30, 2014
Supplemental disclosure of non-cash flow information:
Financing of business acquisition	$8,000	$—
Sale-leaseback financing used in business acquisition	7,200	—
Midwest Seller Note	21,714	—
Prepaid insurance premiums financed through notes payable	1,473	1,236
Purchase of equipment in accounts payable and accrued expenses	199	311
Purchase of property and equipment under capital lease	1,713	472

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GPM Investments, LLC and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

1. Organization and Principles of Consolidation

GPM Investments, LLC (a private company registered in the United States formed on June 12, 2002) and its wholly owned subsidiaries (the “Company”) operate a chain of convenience stores selling merchandise and fuel (which includes motor fuels and kerosene) in the Mid-Atlantic, Southeastern, Midwestern and Northeastern United States, in the states of Connecticut, Delaware, Illinois, Indiana, Iowa, Kentucky, Maryland, Michigan, North Carolina, Ohio, Pennsylvania, South Carolina, Tennessee and Virginia and a fuel distribution division that supplies petroleum to convenience stores and petroleum stations operated by independent outside operators in certain of the foregoing states plus New Jersey and Rhode Island. See Note 14 for information with regard to operating segments of the Company.

The Company is 75% owned by Arko Convenience Stores, LLC (“ACS, LLC”) and 25% owned by GPM Holdings Inc. (“Holdings”). ACS, LLC is wholly owned by a subsidiary of ARKO Holdings, LTD (“ARKO”).

2. Summary of Significant Accounting Policies

Basis for Presentation

All significant intercompany balances and transactions have been eliminated in the accompanying condensed consolidated financial statements, which are prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”).

Interim Financial Statements

The accompanying unaudited condensed consolidated financial statements as of June 30, 2015 and for the six months ended June 30, 2015 and 2014 (“interim financial statements”) are unaudited and have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information and Regulation S-X set forth by the Securities and Exchange Commission for interim reporting. As permitted under these rules, certain footnotes or other financial information normally required by GAAP may be condensed or omitted. The results of operations for the six months ended June 30, 2015 are not necessarily indicative of the results that may be expected for the year ended December 31, 2015 or any other future period. These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes of the Company for the year ended December 31, 2014.

The same significant accounting policies, presentation and methods of computation have been followed in these interim financial statements as were applied in the preparation of the Company’s financial statements for the year ended December 31, 2014.

Accounting Periods

The Company’s fiscal periods end on the last day of the month, and its fiscal year ends on December 31. This results in the Company experiencing fluctuations in current assets and current liabilities due to purchasing and payment patterns which change based upon the day of the week. As a result, working capital can change from period to period not only due to changing business operations, but also due to a change in the day of the week in which each period ends. The Company earns a disproportionate amount of its annual operating income in the second and third quarters as a result of the climate and seasonal buying patterns of its customers. Inclement weather, especially in the Northeast region of the United States during the winter months, can negatively impact financial results.

Revenue Recognition

Fuel revenue and merchandise revenue – Revenues from the sale of merchandise and fuel less discounts given are recognized at the time when title passes to the customer.

Fuel taxes – Certain fuel and sales taxes are invoiced by fuel suppliers or collected from customers and remitted to governmental agencies either directly, or through suppliers, by the Company. Whether these taxes are presented on a gross or net basis is dependent on whether the Company is acting as a principal or agent in the sales transaction. Fuel taxes are presented on a gross basis for retail and consignment fuel sales because the Company is acting as the primary obligor, has pricing latitude and is also exposed to inventory and credit risks. Fuel revenue and fuel cost of revenue include fuel taxes and such amounts of $96.9 million and $85.6 million for the six months ended June 30, 2015 and 2014, respectively. Fuel taxes are presented on a net basis for direct sales to dealers and other commercial customers in which the Company is primarily acting as an agent in the revenue arrangement and does not retain title to the inventory.

Commissions on sales of lottery products, money orders and prepaid value cards – The Company recognizes a commission on the sale of lottery products, including lottery tickets and on-line products, money orders and sales of prepaid value cards (credit cards) at the time of the sale to the consumer.

Rental income – Rental income on leased and subleased property to dealers and other third parties is recognized on a straight-line basis based upon lease agreements with tenants.

3. Acquisitions

Midwest Acquisition

On February 11, 2015, the Company and its wholly-owned subsidiary (the “WOC Acquisition Subsidiary”) entered into an agreement with a third party (the “Seller”), which was subsequently amended and restated (the “Midwest Acquisition Agreement”), to acquire 100% of the capital stock of a US corporation (the “Acquired Corporation”), which operates through its subsidiaries, 161 convenience stores, of which 126 sell fuel (the “acquired sites”), located in the states of Indiana, Ohio, Michigan and Illinois.

After the completion of the fulfillment of the conditions precedent, including the receipt of all of the approvals required pursuant to law (while the consideration was paid in full on June 4, 2015), the transaction was fully completed with the closing effective as of June 3, 2015 (the “ Closing Date”). The acquisition of the Acquired Corporation is referred to herein as the “Midwest Acquisition” and the operations of these locations as the “Midwest Operations.” The Acquired Corporation owns the entities with whom the Company entered into the Southeast Acquisition as described in Note 3 to the Consolidated Financial Statements as of December 31, 2014, and which entities are now subsidiaries of the Company.

The total purchase price was $59.5 million (before discounting and other adjustments) plus an additional purchase price of $2.5 million (mainly as a result of the mechanisms stated in the Midwest Acquisition Agreement, and inclusive of the amount paid by the Acquired Corporation to acquire fee ownership of the real estate at three sites prior to the signing of the Midwest Acquisition Agreement).

GPM Investments, LLC and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

The Consideration is subject to post-closing adjustments as defined in the Midwest Acquisition Agreement, including adjustments (if required) for cash and net working capital as of the closing.

Based on a preliminary estimation of certain post-closing adjustments, the Company has recorded a receivable from the Seller in the amount of $0.7 million related to cash and working capital adjustments. This amount is subject to further adjustments between the Company and the Seller which have not been finalized as of the date of the issuance of these financial statements.

$4.125 million of the purchase price was designated for deposit in an Indemnification Escrow account, which will be used as collateral for the WOC Acquisition Subsidiary’s right to certain indemnification claims against the Seller for, among other things, breaches of the representations and warranties and covenants that were made in the Midwest Acquisition Agreement and for certain environmental damage. However, as provided under the Midwest Acquisition Agreement, $1.5 million of that amount is being used as cash collateral for replacement letters of credit that were required under the Midwest Acquisition Agreement, which amount is required to be replenished into the Indemnification Escrow account within 13 months of the Closing Date. The balance in the escrow less any indemnification claims will be released to the Seller after two years.

$25.0 million of the remaining consideration will be paid in installments as follows: (a) $5.0 million will be paid to the Seller in quarterly installments of $0.625 million each, beginning September 13, 2015 until June 13, 2017 and (b) beginning September 13, 2017 and until June 3, 2025, the Company will deposit a total of $20.0 million into an escrow account (the “Indemnification Escrow Account”) in favor of the Seller in accordance with a quarterly payment schedule. The timing of the foregoing payments is subject to total or partial acceleration predicated on certain events. The $25.0 million balance of the Consideration is secured by a non-interest bearing up to ten-year promissory note (the “Midwest Seller Note”) that is collateralized by subordinated liens on substantially all of the assets of the Company and its subsidiaries which are acting as collateral under the Company’s loan from PNC Bank National Association (“PNC”) and which act as collateral in connection with the acquisition financing utilized to fund transactions, including from affiliates of the Company as described below. In addition, the Midwest Seller Note is collateralized by a first lien on the balance of the Consideration deposited in the Indemnification Escrow Account. If the promissory note is prepaid in full prior to the five year anniversary of the closing of the transaction (June 3, 2020), the Consideration will be reduced by approximately $83 thousand multiplied by the number of months from the date of the full prepayment until the end of the fifth year from the closing date (which the Company will receive as a credit against its payment obligations under the Midwest Seller Note).

The Indemnification Escrow Account was established based on the fact that a former affiliate of the Acquired Corporation has an obligation to make payments until November 1, 2032, of approximately $0.3 million per month, to a pension fund from which an affiliate of the Acquired Corporation withdrew several years ago. If that former affiliate of the Acquired Corporation does not make the required pension payments, the Acquired Corporation may be required to make the payments, in whole or in part, pursuant to U.S. law. The balance of the Consideration deposited in the Indemnification Escrow Account shall constitute the sole indemnification to which the Company will be entitled from the Seller for the pension obligation. The Indemnification Escrow Account may also be used to satisfy up to $16.2 million in certain other indemnifications provided by the Seller.

GPM Investments, LLC and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

Upon acceleration due to a default on the pension fund obligation payment by the former affiliate of the Acquired Corporation, the balance in the Indemnification Escrow Account will immediately be deposited into another escrow account in favor of the Company. If at the time of acceleration the former affiliate of the Acquired Corporation is still owned by the same parent entity as was the Acquired Corporation as of the time of entering into the Midwest Acquisition Agreement, and provided that the Acquired Corporation receives a demand for payment of the pension fund obligation, the escrow account will be released to the Company and the Company will have no further payment obligations with respect to the funding of the escrow.

On the date when the pension obligation is less than $40.0 million, an amount equal to 50% of the monthly amount paid by the former affiliate of the Acquired Corporation to the pension fund will be released to the Seller monthly out of the balance of the Consideration deposited in the Indemnification Escrow Account until the whole balance of the Consideration deposited in the Indemnification Escrow Account (minus any amounts reserved, or paid, for indemnification claims) is released to the Seller. Under a separate agreement that was signed on the Closing Date between the Company and the former affiliate of the Acquired Corporation, a monthly notification is required to be provided to the Company as evidence of the monthly pension payment. The monthly escrow release as described above is subject to certain holdbacks in the event the monthly notifications described above are not received or if the monthly pension payment is otherwise not being paid.

In the event that there is a settlement with the pension fund for the payment of an agreed sum in return for a release of the future pension obligation, or if an approved corporation assumes the pension obligation, or if the pension fund obligations are otherwise covered by funds (whether through an annuity, an escrow or otherwise), or if an entity meeting certain minimum financial requirements acquires the former affiliate of the Acquired Corporation and assumes the pension funding obligation, the amounts in escrow will be subject to release from escrow, less and except for the $16.2 million reserved for certain other indemnification claims which shall be released based upon the expiration of the applicable statute of limitations. Funds in the escrow are subject to partial release in the event of a partial settlement/assumption or other coverage of the pension fund obligation as described above.

If the Company does not make the payments of the balance of the Consideration to be deposited in escrow on time, the amounts that have not yet been paid will bear annual interest at a rate of 13%.

On the Closing Date, the management services agreement with respect to certain activities of the Acquired Corporation that was previously signed between the Company and the Seller in connection with the Southeast Acquisition, as described in Note 3 to the consolidated financial statements as of December 31, 2014, was terminated.

On the Closing Date, the WOC Acquisition Subsidiary and the Acquired Corporation and its subsidiaries entered into two separate financing agreements with PNC (collectively the “Midwest PNC Facility”) pursuant to which PNC provided to the WOC Acquisition Subsidiary a term loan in the amount of $10.0 million for a period of one year (the “Midwest Term Loan”) and provided to the Acquired Corporation and its subsidiaries a revolving credit line of up to $15.0 million for a period expiring August 6, 2018 (the “Midwest Line of Credit”). See Note 7 - Bank Loans below for a further discussion of the Midwest PNC Facility.

GPM Investments, LLC and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

For further details, see Note 20 to the consolidated financial statements as of December 31, 2014.

The cash consideration was partially financed by $20.0 million of related-party loans (the “Midwest Related-Party Loans”) given in equal shares (50%-50%) by affiliates of the Company, ARKO and Holdings. The remaining balance of the cash consideration was financed from the Company’s current line of credit, the Midwest Term Loan and a drawing from the new Midwest Line of Credit, which will be used to support letters of credit issued by the Company on behalf of the Acquired Corporation’s business.

The following is a description of the key terms of the Midwest Related-Party Loans:

1.	The loans bear interest at an annual rate of 13.5%. Interest is payable monthly and all principal will be due at the end of the term. ARKO and Holdings are entitled to a commitment fee in connection with the loans of 1%, which is payable in equal parts during the first 12 months after the date of such loans. In the event of any prepayment of the loans in full, the balance of any such unpaid monthly installments is due at that time. In addition there is an exit fee of 1% of the original principal amount of the loans which will be payable on the date that the loans are repaid. These loans mature in December 2016.

2.	The WOC Acquisition Subsidiary will be entitled to make early repayment of the whole balance of the loans, only in the event of either (i) a refinance of the loans or (ii) the formation by the Company or one of its subsidiaries of a master limited partnership. Notwithstanding the foregoing, ARKO and Holdings shall be entitled to no less than six months minimum interest on the loans.

3.	The loans are collateralized by a first priority lien on the rights and assets of the WOC Acquisition Subsidiary, the Acquired Corporation and its subsidiaries, including their respective intangible assets, inventory, receivables and equipment and the equity of the Acquired Corporation and its subsidiaries subject to Item 5 below.

4.	The Company, the Acquired Corporation and its subsidiaries provided a guaranty of the repayment of the Midwest Related-Party Loans, and the Company granted a pledge of its ownership interest in the WOC Acquisition Subsidiary and the Acquired Corporation and its subsidiaries granted a pledge of all the ownership interests in their owned and controlled subsidiaries, in favor of ARKO and Holdings as collateral for their guaranty of the undertakings of the WOC Acquisition Subsidiary pursuant to the loan documents.

5.

On the Closing Date, ARKO, Holdings, the Company, the WOC Acquisition Subsidiary, the Acquired Corporation and its subsidiaries, PNC and the Seller, entered into an Intercreditor Agreement (the “Intercreditor Agreement”) that regulates, among other things, the rights of the parties with respect to the liens and degrees of priority between the creditors. In the framework of the Intercreditor Agreement, PNC and the Seller will have a second priority lien which was granted in favor of ARKO and Holdings (other than 15 real estate properties, inventory and receivables, including the proceeds thereof and cash deposit accounts of the Acquired Corporation and its subsidiaries, for which PNC has first priority), including on all of

GPM Investments, LLC and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

the shares of the Acquired Corporation and on all of the membership units of the WOC Acquisition Subsidiary and on all of the membership units of the Acquired Corporation’s subsidiaries.

6.	The Midwest Acquisition Agreement additionally provides, among other things, that the WOC Acquisition Subsidiary shall only be entitled to refinance, replace or otherwise amend or extend the Midwest Related-Party Loans, if the interest rates shall not be in excess of (i) 10% per annum if such loans are so refinanced with a third party lender or (ii) 7.5% if such loans are so refinanced by ARKO, Holdings and their respective affiliates.

The Midwest Acquisition Agreement contains limitations on the WOC Acquisition Subsidiary’s ability to grant future liens on the assets of the Acquired Corporation and its subsidiaries which would affect the Seller’s priority and position in relation to the liens and rights in the collateral securing the Midwest Seller Note.

The details of the business combination are as follows:

Fair value of consideration transferred:	Amount
(in thousands)
Cash	$15,229
Payment of Obligations and Debt owed by the Acquired Corporation (1)	19,474
Midwest Seller Note	21,714
Deferred Consideration	1,600
Receivable from Seller	(698)

Total consideration	$57,319

(1) The WOC Acquisition Subsidiary assumed the obligation to cause the Acquired Corporation to pay approximately $19.5 million in obligations and debt which were owned by the Acquired Corporation and its subsidiaries and which were paid on the Closing Date.

Assets acquired and liabilities assumed at the date of acquisition:
Cash and cash equivalents	$659
Restricted cash	1,860
Accounts receivable, net	6,324
Inventory	18,454
Favorable leases, current portion	1,637
Deferred tax asset, current portion	724
Environmental receivable, current portion	325
Other current assets	2,287

Current assets	32,270
Property and equipment, net	31,331
Environmental receivable, net of current	2,087
Favorable leases, net of current	16,101

GPM Investments, LLC and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

Intangible assets, net	4,886
Other non current assets	823

Non-current assets	55,228
Accounts payable	20,567
Line of credit	1,203
Capital leases, current portion	1,147
Environmental liability, current portion	787
Unfavorable leases, current portion	1,906
Other current liabilities	11,402

Current liabilities	37,012
Environmental liability, net of current	3,844
Deferred tax liability, net of current	3,628
Unfavorable leases, net of current	14,864
Asset retirement obligations, net of current	1,338
Capital leases, net of current	7,740
Other non current liabilities	243

Non-current liabilities	31,657
Total identifiable net assets	18,829
Goodwill	38,490
Consideration paid in cash	34,703
Less: cash and cash equivalent balances acquired	(659)

Net cash outflow on acquisition date	$34,044

As a result of the business acquisition, the Company recorded goodwill of $38.5 million. The goodwill is attributable to the opportunities to expand into new geographic locations and the position within the marketplace of the Acquired Corporation. The goodwill recognized is not tax deductible for U.S. income tax purposes.

Acquisition related costs have been excluded from the consideration transferred and have been recognized within other expenses in the Company’s condensed consolidated statement of operations in the amount of $0.7 million and $0.5 million, respectively, for the six months ended June 30, 2015 and 2014.

Acquisition related financing costs related to the Midwest Acquisition for the six months ended June 30, 2015 were $0.6 million. Amortization of the aforementioned deferred financing costs is classified as a component of interest expense in the accompanying condensed consolidated statements of operations.

The initial accounting treatment of the Midwest Acquisition reflected in these interim financial statements is provisional. As of the approval date of the interim financial statements, the Company has not yet completed the initial accounting treatment of the business combination, and in this regard, did not complete the valuation of the fair value of the business acquisition consideration, some of the assets and liabilities acquired and the goodwill resulting from the

GPM Investments, LLC and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

acquisition, mainly due to the short period of time between the acquisition date and the approval date of the interim financial statements and the complexity of the total estimated value of the business acquisition consideration and some of the assets and liabilities acquired. Therefore, some of the fair value information is still provisional and changes may occur that will affect the information as included in the interim financial statements.

Results of operations for the acquisition are reflected in the Company’s condensed consolidated statement of operations for the six months ended June 30, 2015 for the period subsequent to the acquisition date. For the period from the acquisition date through June 30, 2015, the Company recognized $40.7 million in revenues and $0.6 million in net income related to the operations of the Acquired Corporation.

Road Ranger Acquisition

On December 12, 2014, the Company signed an asset purchase agreement with third parties unrelated to the Company (the “Road Ranger Sellers”), which was amended in March 2015, for the acquisition (the “Road Ranger Acquisition”) of 42 gas stations and convenience stores, all of which are self-operated sites, and one stand-alone quick service restaurant (the “Road Ranger Acquired Operation”) in Illinois, Iowa and Kentucky in the Midwest United States (the “Road Ranger APA”).

Pursuant to the Road Ranger APA, the Company was granted an option to purchase an additional location owned by the Road Ranger Sellers for a period of 6 months from the closing date and a right of first refusal to purchase such location for a period of 10 years.

Additionally, on March 4, 2015, the Company entered into an agreement with an unrelated third party, to sell and leaseback two real estate properties which would be acquired as part of the above transaction (the “sale-leaseback transaction”). Pursuant to the sale-leaseback transaction, the Company sold the two properties directly to the unrelated third party for an amount of $7.2 million, which was applied to the purchase price under the Road Ranger APA, and the Company leased back those properties for a period of 20 years, with an option for 6 additional lease extension periods of 5 years each. The lease agreement also contains rights of first refusal to acquire the real estate properties.

This transaction was completed on March 20, 2015. Consideration for the acquisition, including all adjustments stipulated in the Road Ranger APA, was $43.2 million. The purchase price was $37.3 million, plus the cost of inventory on the closing date and the amount of cash remaining at the convenience stores totaling $5.9 million. The cost of inventory was financed by the Company’s PNC line of credit (as defined in Note 7) and $7.2 million was financed by the sale-leaseback transaction described above. The remaining consideration of $30.0 million was financed through related-party loans, provided by ARKO and Holdings to the Company (75% ARKO—two loans totaling $22.5 million and 25% Holdings—two loans totaling $7.5 million) (the “Road Ranger Related Party Loans”). See Note 20 to the consolidated financial statements as of December 31, 2014 for further discussion of this transaction.

The Road Ranger Related Party Loans bear interest at an annual rate of 13.5%. Interest is payable monthly and all principal will be due at the end of the term. ARKO and Holdings are entitled to a commitment fee in connection with the loans of 1%, which is payable in equal parts during the first 12 months after the date of such loans. In the event of any prepayment of the loans in full, the balance of any such unpaid monthly installments is due at that time. In addition there

GPM Investments, LLC and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

is an exit fee of 1% of the original principal amount of the loans which will be payable on the date that the loans are repaid. These loans mature in September 2016.

Acquisition related financing costs related to the Road Ranger Acquisition were $44 thousand for the six months ended June 30, 2015. Amortization of the aforementioned deferred financing costs is classified as a component of interest expense in the accompanying consolidated statements of operations.

Results of operations for the acquisition are reflected in the Company’s condensed consolidated statement of operations for the six months ended June 30, 2015 for the period subsequent to the acquisition date. For the period from the acquisition date through June 30, 2015, the Company recognized $67.3 million in revenues and $1.3 million in net income related to the Road Ranger Acquired Operation.

The details of the business combination are as follows:

Fair value of consideration transferred:	Amount
(in thousands)
Cash	$35,960
Sale-leaseback financing	7,200

Total consideration	$43,160

Assets acquired and liabilities assumed at the date of acquisition:
Cash and cash equivalents	$295
Inventory	5,564
Current portion of fair value of favorable leases acquired	64
Prepaid expenses	294
Other current assets	48
Current portion of environmental receivables	5

Current assets	6,270
Environmental receivables	40
Property and equipment	15,759
Identifiable intangible assets	772
Fair market value of favorable leases acquired	958

Non-current assets	17,529
Other current liabilities	(1,105)
Current portion of fair value of unfavorable leases acquired	(947)
Current portion of environmental liabilities	(7)

Current liabilities	(2,059)
Environmental liabilities	(66)
Asset retirement obligations	(996)
Fair market value of unfavorable leases acquired	(5,868)

GPM Investments, LLC and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

Non-current liabilities	(6,930)
Total identifiable net assets	14,810

Goodwill	28,350
Consideration paid in cash	35,960
Less: Prepayment in December 2014	(1,950)
Less: cash and cash equivalent balances acquired	(295)

Net cash outflow on acquisition date	$33,715

As a result of the business acquisition, the Company recorded goodwill in the amount of $28.4 million. The goodwill is attributable to the opportunities to expand into new geographic locations and the position within the marketplace of the Road Ranger Acquired Operation.

Acquisition related costs have been excluded from the consideration transferred and have been recognized within other expenses in the Company’s condensed consolidated statement of operations in the amount of $0.7 million for the six months ended June 30, 2015. No acquisition related costs were recognized for the six months ended June 30, 2014.

The initial accounting treatment of the Road Ranger Acquisition reflected in these interim financial statements is provisional. As of the approval date of the interim financial statements, the Company has not yet completed the initial accounting treatment of the Road Ranger Acquisition, and in this regard, did not complete the valuation of the fair value of some of the assets and liabilities acquired and the goodwill resulting from the Road Ranger acquisition, mainly due to the period of time between the acquisition date and the approval date of the interim financial statements and the complexity of the total estimated value of some of the assets and liabilities acquired. Therefore, some of the fair value information is still provisional and changes may occur that will affect the information as included in the interim financial statements.

Carolinas Acquisition

On December 23, 2014, the Company entered into an asset purchase agreement (the “Carolinas Purchase Agreement”) with an unrelated third party to purchase eight gas stations and convenience stores (including the fee ownership of the real estate of these sites) located in North Carolina and South Carolina (the “Carolinas Acquisition”). The purchase price was $8.0 million, plus the cost of inventory, plus cash on hand and real estate closing costs, of which $8.0 million was financed by the supplemental term loan from PNC and the remainder was financed through the Company’s line of credit. The transaction closed on February 3, 2015.

Acquisition related financing costs related to the Carolinas Acquisition were $141 thousand for the six months ended June 30, 2015. Amortization of the aforementioned deferred financing costs is classified as a component of interest expense in the accompanying consolidated statements of operations.

Results of operations for the acquisition are reflected in the Company’s condensed consolidated statement of operations for the six months ended June 30, 2015 for the period subsequent to the acquisition date. For the period from the acquisition date through June 30, 2015, the Company recognized $11.3 million in revenues and $0.3 million in net income related to the acquisition.

GPM Investments, LLC and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

The details of the business combination are as follows:

Fair value of consideration transferred:	Amount
(in thousands)
Amount settled in cash	$746
Supplemental PNC loan	8,000

Total consideration	$8,746

Assets acquired and liabilities assumed at the date of acquisition:
Cash and cash equivalents	$33
Inventory	608
Other current assets	12

Current assets	653

Property and equipment	8,355

Non-current assets	8,355

Other current liabilities	(16)

Current liabilities	(16)
Environmental liabilities	(6)
Asset retirement obligations	(240)

Non-current liabilities	(246)

Total identifiable net assets	8,746
Goodwill	—
Consideration paid in cash	746
Less: cash and cash equivalent balances acquired	(33)

Net cash outflow on acquisition date	$713

Acquisition related costs have been excluded from the consideration transferred and have been recognized within other expenses in the Company’s condensed consolidated statement of operations in the amount of $0.3 million for the six months ended June 30, 2015. No acquisition related costs were recognized for the six months ended June 30, 2014.

GPM Investments, LLC and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

Impact of Acquisitions

The following summary of the results of operations of the Company for the six months ended June 30, 2015 and 2014 is presented using the assumption that the Midwest Acquisition, Road Ranger Acquisition and Carolinas Acquisition had been effective January 1, 2014. These pro forma results of the Company have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which would have resulted had the acquisitions occurred as of January 1, 2014, nor is it indicative of future operating results.

	Six months ended
	June 30, 2015	June 30, 2014
	(in thousands)
Total revenue	$1,114,011	$1,362,321
Net loss	(500)	(1,828)

4. Other Current Assets

As of	June 30, 2015	December 31, 2014
	(in thousands)
Prepaid expenses and other current assets	$6,437	$3,139
Prepayment for business acquisitions	—	2,300
Environmental receivable, current portion	1,410	1,282
Supplies inventory	1,696	1,252
Deferred tax asset, current portion	689	—

Total other current assets	$10,232	$7,973

5. Accrued Expenses and Other Current Liabilities

As of	June 30, 2015	December 31, 2014
	(in thousands)
Accrued employee costs	$5,861	$6,551
Fuel and other taxes	14,987	4,500
Accrued workers compensation	5,156	2,405
Deferred vendor income, current portion	1,535	1,462
Deferred gain, current portion	573	581
Accrued income taxes payable	354	—
Accrued interest	724	110
Other accrued liabilities	6,576	4,128

Total accrued expenses and other current liabilities	$35,766	$19,737

GPM Investments, LLC and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

6. Goodwill

In March 2015, the Company completed the Road Ranger Acquisition and recognized goodwill of $28.4 million. In June 2015, the Company completed the Midwest Acquisition and recognized goodwill of $38.5 million. See Note 3 for further discussion. Changes in the carrying amount of goodwill allocated by segment consisted of the following at June 30, 2015:

	Retail	Wholesale	Total
	(in thousands)
Balance at December 31, 2014	$20,608	$1,586	$22,194
Goodwill acquired during the period	66,840	—	66,840

Balance at June 30, 2015	$87,448	$1,586	$89,034

7. Bank Loans

As of	June 30, 2015	December 31, 2014
	(in thousands)
PNC Line of Credit	$28,469	$15,083
Current portion of term loans	4,439	3,632
Short-term bank loan	10,000	—
Bank loans, net of current portion	35,515	30,420

Balance as of end of period	$78,423	$49,135

Agreements with PNC Bank, National Association (“PNC”)

On August 6, 2013, the Company signed an amended and restated financing agreement with PNC (the “PNC Facility”). The Company’s original agreement with PNC was entered into in November 2011. Pursuant to the PNC Facility, PNC provided the Company with a term loan of $33.5 million (the “PNC Term Loan”) and a line of credit of up to $45.0 million (the “PNC Line of Credit”), both for a period of five years.

On February 3, 2015, the Company entered into an $8.0 million term loan to finance the Carolinas Acquisition as discussed in Note 3 (the “supplemental term loan”). The supplemental term loan was added to the PNC Facility and has the same terms as the PNC Term Loan including the interest rates, amortization period and financial covenants. In addition, the supplemental term loan will mature on the same date as the PNC Term Loan, which is August 6, 2018. The PNC Facility, as amended by the supplemental term loan, is secured by the collateral previously provided in favor of PNC plus the assets purchased as part of the Carolinas Purchase Agreement.

On June 3, 2015, the WOC Acquisition Subsidiary and the Acquired Corporation and its subsidiaries, respectively, entered into the Midwest PNC Facility, as defined in Note 3, pursuant to which PNC provided to the WOC Acquisition Subsidiary the Midwest Term Loan, as defined in Note 3, in the amount of $10.0 million and PNC provided to the Acquired Corporation and its subsidiaries the Midwest Line of Credit, as defined in Note 3, of up to $15.0 million, for a period expiring August 6, 2018. Initially the Midwest Line of Credit is for up to $10.0 million and

GPM Investments, LLC and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

availability will increase dollar for dollar as the principal amount owed under the Midwest Term Loan decreases.

The principal of the Midwest Term Loan is being paid in equal monthly installments of approximately $83 thousand, with the balance due on the maturity date, June 3, 2016. The Company has the right to repay the Midwest Term Loan at any time without prepayment penalty.

The Midwest PNC Facility has the same interest rates as the Company’s existing PNC facility as described in Note 10 of Company’s Consolidated Financial Statements as of December 31, 2014.

The Acquired Corporation and its subsidiaries may utilize up to $8.0 million out of the Midwest Line of Credit to issue letters of credit for a letter of credit fee of 1.5% of the amount of the letters of credit issued.

The WOC Acquisition Subsidiary and/or the Acquired Corporation and its subsidiaries are permitted to distribute or provide loans or extensions of credit to any person, including any parent, subsidiary or affiliate, so long as, among other things, at the time such distribution or loan is made and immediately after giving effect to the making of such distribution or loan, the Acquired Corporation and its subsidiaries shall have Availability and Undrawn Availability (each, as defined in the PNC Facility) of at least $2.5 million under the Midwest Line of Credit.

The Midwest PNC Facility is cross-collateralized with the assets under the PNC Facility, substantially all the assets of the Company and its subsidiaries. Additionally, the PNC Facility is now cross-collateralized with the assets of the WOC Acquisition subsidiary, the Acquired Corporation and its subsidiaries.

The Midwest PNC Facility is subject to a variety of covenants including, among other, restrictions on mergers, consolidations, acquisitions, sales of assets, the creation of liens, the guaranteeing of debt of others, the making of investments, the making of loans to others, capital expenditures, the making of distributions to members/stockholders, the incurrence of additional indebtedness, the nature of business, transactions with affiliates, incurrence of additional leases, the formation of new subsidiaries, changing fiscal year end and making accounting changes, amending the organizational documents and so forth.

In addition, the Intercreditor Agreement, as described in Note 3, also contains restrictions regarding the payments to ARKO and Holdings of the outstanding balance of the Midwest Related Party Loans, including a requirement that the Fixed Charge Coverage Ratio covenant to the Company will not be less than 1.1 both before and after giving effect to such payments and that such payments will not cause an event of default under the PNC Facility and the Midwest PNC Facility.

On June 3, 2015, the Company signed an amendment with PNC to the PNC Facility, which, among other things, (i) permits the Company and its subsidiaries under that facility to use facility proceeds to make payments under the $25.0 million Midwest Seller Note, the Midwest Related Party Loans and Road Ranger Related Party Loans and certain intercompany loan transactions, and (ii) modifies the fixed charge coverage ratio and leverage financial convents as described in Note 10 of the Company’s Consolidated Financial Statements as of December 31, 2014 to include certain pro forma adjustments related to the recent acquisitions. Other then as described above there has been no change in the financial covenants in the PNC Facility.

GPM Investments, LLC and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

The PNC Facility, including the supplemental term loan, and the Midwest Term Loan contain the following financial covenants:

Leverage Ratio—The Leverage Ratio, which is measured quarterly, compares the Company’s Funded Debt, as defined in the PNC Facility and in the Midwest Term Loan, to Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) for 12 consecutive preceding months and certain other adjustments as defined in the PNC Facility (including Pro Forma adjustments related to recent acquisitions). The Company is required to maintain a Leverage Ratio of no greater than 2.75 to 1. As of June 30, 2015 the Company’s Leverage Ratio was 1.74 to 1.

Fixed Charge Coverage Ratio (the “FCCR”)—The FCCR measures the Company’s Adjusted EBITDA less unfinanced capital expenditures, dividend distributions and tax distributions and plus tax refunds, all for 12 consecutive preceding months to fixed charges, including historical debt service requirements (including Pro Forma adjustments related to recent acquisitions). The Company is required to maintain an FCCR ratio of not less than 1.10 to 1. As of June 30, 2015, the Company’s FCCR was 2.99 to 1.

Additionally, the Midwest Line of Credit contains the following financial covenant:

Fixed Charge Coverage Ratio—Beginning with the quarter ended September 30, 2015, the Acquired Corporation and its subsidiaries shall be required to maintain a fixed charge coverage ratio of not less than 1.1 to 1.0, measured on a trailing twelve (12) month basis; however, the fixed charge coverage ratio for the fiscal quarter ending (i) September 30, 2015 shall be calculated for the one fiscal quarter then ended, (ii) December 31, 2015 shall be calculated for the two fiscal quarters then ended and (iii) March 31, 2016 shall be calculated for the three fiscal quarters then ended. The computation of this fixed charge coverage ratio is consistent with the PNC Facility ratio described above.

As of June 30, 2015 and as of the approval date of the interim financial statements, the Company is in compliance with all of the obligations and financial covenants under the terms and provisions of the PNC Facility and the Midwest PNC Facility.

Financing Agreement with M&T Bank (M&T)

The Company has entered into five loan agreements (collectively, the “M&T Debt”) with M&T Bank (“M&T”) for 1) the purchase of real estate associated with previously leased stores and 2) for the acquisition of the five convenience stores. The interest rates on all the M&T loans are fixed at rates between 4.19% and 4.79%. See Note 10 to the consolidated financial statements as of December 31, 2014 for additional information on the M&T Debt.

The M&T Debt contains the same financial covenants as the PNC Facility as described above. In addition, one loan from M&T contains one additional financial covenant, a debt service coverage ratio (the “M&T Debt Service Coverage Ratio”), comparing adjusted store EBITDA for the acquisition of five acquired stores financed through such loan to the principal and interest payments of the loan. The Company is required to maintain an M&T Debt Service Coverage Ratio, measured on a trailing 12 month basis, of not less than 1.25 to 1. As of June 30, 2015, the Company’s M&T Debt Service Coverage Ratio was 5.09 to 1.

GPM Investments, LLC and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

As of June 30, 2015 and as of the approval date of the interim financial statements, the Company is in compliance with all of the obligations and financial covenants under the terms and provisions of the M&T Loan Agreements.

8. Commitments and Contingencies

For a complete description of the Company’s Commitments and Contingencies, see Note 11 to the consolidated financial statements as of December 31, 2014.

Operating Leases

The Company leases most of the convenience stores that it operates, certain dealer locations, and certain office space. Total rent expense associated with these operating leases was $25.3 million and $21.9 million for the six months ended June 30, 2015 and 2014, respectively. Total rent expense noted above includes the impact of amortization of favorable and unfavorable leases. The effect of amortizing the favorable and unfavorable leases was a reduction of rent expense totaling $0.5 million and $0.2 million for the six months ended June 30, 2015 and 2014, respectively. The leases contain escalation clauses and renewal options as outlined in the lease agreements. Certain of the Company’s leases also require contingent rental payments based on fuel sales. Such amounts are not material for the periods presented.

As a result of the Road Ranger Acquisition and Midwest Acquisition, the Company’s future minimum cash rental payments increased $186.4 million from December 31, 2014. The future minimum cash rental payments required under the Company’s leases that have initial or remaining non-cancelable terms in excess of one year total, as of June 30, 2015:

Amount
(in thousands)
First year	$56,833
Second year	52,964
Third year	50,883
Fourth year	48,264
Fifth year	44,827
Thereafter	286,966

$540,737

Capital Leases

The Company leases certain store equipment, office equipment, automatic tank gauges, store lighting, fuel dispensers, land and buildings under capital leases.

The balance of the liability which was recorded as of June 30, 2015 and December 31, 2014 in the condensed consolidated balance sheets as capital leases was $14.6 million and $4.7 million, respectively.

GPM Investments, LLC and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

As a result of the Midwest Acquisition, the future amounts to be paid with respect to the Company’s capital leases increased $17.3 million from December 31, 2014. The total amounts remaining to be paid with respect to the Company’s capital leases in excess of one year, as of June 30, 2015 are as follows:

Amount
(in thousands)
First year	$3,750
Second year	3,061
Third year	2,143
Fourth year	2,021
Fifth year	1,618
Thereafter	10,922

Total capital lease fees	23,515

Less
Amounts of interest	(8,867)
Current maturities	(2,619)

Total long-term capital lease fees	$12,029

Legal Matters

The Company is a party to various legal actions, as both plaintiff and defendant, in the ordinary course of business. The Company’s management believes that these actions are routine in nature and incidental to the operation of its business. The Company’s management’s present judgment, with support from legal counsel, is that it is not reasonably possible that the ultimate resolution of these matters will have a material adverse impact on its business, financial condition, results of operations and cash flows.

9. Income Taxes

The Company is a partnership for tax purposes. As such the Company is not a taxpayer for income tax purposes and its taxable income and losses are allocated to its members. However, the company acquired in the Midwest Acquisition is a C Corporation for tax purposes.

GPM Investments, LLC and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

The components of the income tax provision (benefit) for the Acquired Corporation for the period from the acquisition date through June 30, 2015 is as follows:

Amount
(in thousands)
Current:
Federal	$129
State	(48)

Total current	81

Deferred:
Federal	307
State	5

Total deferred	312

Total income tax expense	$393

Significant components of the Acquired Corporation’s deferred income tax assets and liabilities as of June 30, 2015 consist of the following:

Amount
(in thousands)
Deferred income tax assets:
Asset retirement obligation	$500
Inventories	45
Capital lease obligations	3,321
Accrued expenses	926
Deferred rent	29
Environmental liabilities	824
NOLs and credits	2,238
Other	85

Total deferred income tax assets	7,968

Deferred income tax liabilities:
Property and equipment	(7,268)
Intangible assets	(3,267)
Prepaid expenses	(281)
Other	(368)

Total deferred income tax liabilities	(11,184)

Net deferred income tax liabilities	$(3,216)

GPM Investments, LLC and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

The Acquired Corporation’s effective income tax rate for the period from the acquisition date through June 30, 2015 was 38.0%.

As of June 30, 2015, the Acquired Corporation has recorded a current deferred tax asset (net of valuation allowance) of $0.7 million in other current assets and a non-current deferred tax liability of $3.9 million on its condensed consolidated balance sheet. The Acquired Corporation has $28 thousand of state net operating loss carryforwards (“NOLs”) that will expire between 2027 and 2031. There are no state credits recorded.

Based on management’s judgment, as of June 30, 2015, the Acquired Corporation has no material, known tax exposures that require the establishment of a liability for uncertain tax positions.

10. Related Parties Transactions

As of	June 30, 2015	December 31, 2014
	(in thousands)
Non-current assets:
Due from Holdings (1)	7,133	7,133
Current liabilities:
Due to Holdings	(14)	—
Due to ACS, LLC	(3)	(115)
Accrued interest - Loans from ARKO	(400)	—
Accrued interest - Loans from Holdings	(215)	—
Non-current liabilities:
Loans from ARKO (2)	(32,500)	—
Loans from Holdings (2)	(17,500)	—

(1)	As described in Note 13 to the consolidated financial statements as of December 31, 2014, on August 18, 2014 Holdings issued a noninterest bearing promissory note in the amount of $7.1 million
(2)	On March 13, 2015, ARKO and Holdings issued loans to the Company to fund the Road Ranger Acquisition as described in Note 3 above. On June 1, 2015, ARKO and Holdings issued loans to the Company to fund the Midwest Acquisition as described in Note 3 above.

11. Redeemable Units and Members’ Equity

On March 31, 2015, the limited liability company agreement that regulates the rights between the holders of the membership units of the Company was amended (the “Amendment”). The key terms of the Amendment are as follows:

1.

In accordance with the Amendment, upon payment of all preferred return as discussed in Note 13 to the consolidated financial statements as of December 31, 2014, the new preferred member units, or the class A and class D preferred membership units, as applicable, shall automatically be converted and exchanged into (i) with respect to the New Preferred Member Units or the class A preferred membership units, as applicable, held by the Class B Member, such number of Class B Member Units that at the time of such conversion and exchange of Member Interests, is equal to the product of (a) the Class B Member’s Member Ownership Percentage and (b) 37,500,000 and (ii) with respect to the New Preferred Member Units or the

GPM Investments, LLC and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

class D preferred membership units, as applicable, held by the Class C Member, such number of Class C Member Units that at the time of such conversion and exchange of the Member Interests, is equal to the product of (a) the Class C Member Ownership Percentage and (b) 37,500,000.

2.	The Put Option provisions of the original agreement have been amended so that ACS, LLC no longer has the ability to require the Company to redeem any type of units held by Holdings.

Accordingly, on the condensed consolidated balance sheet as of June 30, 2015, the New Preferred units and Class C units have been reclassified from Redeemable units held by members to Members’ equity.

12. Store Operating Expenses

Store operating expenses consists of the following:

	Six months ended
	June 30, 2015	June 30, 2014
	(in thousands)
Salaries and wages	$39,726	$34,344
Rent	24,837	21,494
Credit card fees	10,869	11,591
Utilities, upkeep and taxes	9,999	8,494
Repairs and maintenance	6,455	5,160
Insurance	4,739	3,987
Other store operating expenses	8,942	8,140

Total store operating expenses	$105,567	$93,210

13. General and Administrative Expenses

General and administrative expenses consist of the following:

	Six months ended
	June 30, 2015	June 30, 2014
	(in thousands)
Salaries and wages	$8,662	$7,518
Professional and legal expenses	1,470	927
Rent	418	366
Insurance	1,236	1,017
Other general and administrative	1,900	2,523

Total general and administrative expenses	$13,686	$12,351

GPM Investments, LLC and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

14. Segment Reporting

Segment information is prepared on the same basis that the Company’s chief operating decision maker reviews financial information for operating decision-making purposes. The Company’s operating segments, which are also the reporting segments, are the retail segment and wholesale segment. The Company defines segment earnings as operating income.

The Retail segment includes the operation of a chain of retail stores which include convenience stores selling fuel products and other merchandise to retail customers. At its Company-operated convenience stores, the Company owns the merchandise and fuel inventory and employs personnel to manage the store.

The Wholesale segment includes the supply of fuel to independent dealers, sub-wholesalers and bulk purchasers, on either a cost plus or consignment basis. For consignment arrangements, the Company retains ownership of the fuel inventory at the site, is responsible for the pricing of the fuel to the end consumer and shares the gross profit with the independent outside operators.

Assets and liabilities are not assigned to any particular segment, except for goodwill as described in Note 8 to the consolidated financial statements as of December 31, 2014 and in Note 6 above, but rather, managed at the consolidated level. All segment revenues are generated from domestic sites within the United States and all assets are within the United States. Inter-segment transactions primarily include the distribution of motor fuel by the Company’s Wholesale segment to the convenience stores acquired by the Company in the Road Ranger Acquisition at cost, plus a fixed fee of 4.5 cents per gallon for a period of 10 years. The effect of these inter-segment transactions is eliminated in the condensed consolidated statement of operations.

In the following tables the “Other” column includes overhead costs and other expenses not allocated to the two segments; as well as, minor other income items including income received from management services provided to the Sellers of the Southeast Operations (as described in Note 3 to the consolidated financial statements as of December 31, 2014) and sublease income from non-dealer sites.

Six months ended June 30, 2015	Retail	Wholesale	Other	Inter- segment Elimination	Total
			(in thousands)
Revenues
Fuel revenue	$520,402	$71,454	$—	$—	$591,856
Merchandise revenue	267,961	—	—	—	267,961
Other revenues, net	10,104	1,751	1,077	—	12,932
Inter-segment	—	36,918	—	(36,918)	—

Total revenues	$798,467	110,123	1,077	(36,918)	872,749

Operating income (loss)	23,211	1,721	(24,498)	—	434
Interest expense					3,525
Net loss					$(3,091)

GPM Investments, LLC and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

Six months ended June 30, 2014	Retail	Wholesale	Other	Inter- segment Elimination	Total
			(in thousands)
Revenues
Fuel revenue	$641,201	$110,511	$—	$—	$751,712
Merchandise revenue	226,683	—	—	—	226,683
Other revenues, net	8,681	1,655	1,277	—	11,613

Total revenues	876,565	112,166	1,277	—	$990,008

Operating income (loss)	17,808	934	(19,730)	—	(988)
Interest expense					1,993
Net loss					$(2,981)

15. Subsequent Events

The Company has evaluated subsequent events through September 2, 2015, the date these interim financial statements were available to be issued. All subsequent events requiring recognition or disclosure have been incorporated into these condensed consolidated interim financial statements.

GPM PETROLEUM LP

UNAUDITED BALANCE SHEET

As of	June 30, 2015
(unaudited)
Assets
Cash	$1,000

Total Assets	$1,000

Liabilities	$—
Partners’ Capital
Limited Partners	$1,000
General Partner	—
Total Partners’ Capital	$—

Total Liabilities and Partners’ Capital	$1,000

The accompanying notes are an integral part of this financial statement.

GPM PETROLEUM LP

NOTES TO UNAUDITED BALANCE SHEET

1. Nature of Operations

GPM Petroleum LP (the “Partnership”) is a Delaware limited partnership formed in March 2015. GPM Petroleum GP, LLC (the “General Partner”) is a Delaware limited liability company formed in March 2015 as the general partner of the Partnership.

In March 2015, GPM Investments, LLC, a Delaware limited liability company (the “Predecessor”), agreed to contribute $1,000 to the Partnership in exchange for a 100% limited partner interest. The agreement to contribute has been recorded as a contribution receivable and is reflected in the accompanying balance sheet as a reduction to partners’ capital.

There have been no other transactions involving the Partnership as of June 30, 2015. The Partnership will ultimately receive the contribution from the Predecessor of substantially all of its wholesale motor fuel distribution business and six owned convenience store properties (the “Contributed Assets”). The General Partner and Partnership are currently wholly owned subsidiaries of the Predecessor.

The Partnership, pursuant to an initial public offering, intends to sell common units representing limited partnership interests in the Partnership. The Partnership will issue common units and subordinated units to GPM Investments, LLC and the General Partner (or their assigns) of the Partnership in consideration of their transfer of the Contributed Assets to the Partnership.

The Partnership, upon the transfer of the Contributed Assets, will be engaged primarily in the wholesale motor fuel distribution business, (i) distributing motor fuels to the Predecessor and third parties and (ii) ownership of properties and in turn, generating rental-fee income revenue from the lease of the locations to third parties.

2. Basis of Presentation

This balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America. Since the Partnership has had no activity since its inception, separate statements of income, changes in partners’ equity and cash flows have not been presented. The accompanying interim unaudited balance sheet as of June 30, 2015 is unaudited and prepared on the same basis as the audited balance sheet as of March 27, 2015 (date of inception).

3. Subsequent Events

The Partnership has evaluated events and transactions that occurred subsequent to June 30, 2015 up until September 2, 2015, the date these interim financial statements were filed with the Securities and Exchange Commission.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

GPM Investments, LLC and Subsidiaries:

We have audited the accompanying consolidated balance sheets of GPM Investments, LLC and Subsidiaries (a Delaware Corporation) (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of operations, changes in redeemable units and members’ equity, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GPM Investments, LLC and Subsidiaries as of December 31, 2014, and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Charlotte, North Carolina

April 17, 2015

GPM Investments, LLC and Subsidiaries

Consolidated balance sheets

(Dollars in thousands)

As of December 31,	2014	2013
Assets
Current assets:
Cash and cash equivalents	$3,694	$12,964
Restricted cash	4,079	5,184
Accounts receivable, net	19,279	19,259
Inventory	50,212	52,072
Other current assets	8,947	8,092

Total current assets	86,211	97,571
Non-current assets:
Property and equipment, net	108,849	113,559
Goodwill	22,194	22,194
Intangible assets, net	3,793	4,930
Environmental receivable, net of current	7,761	7,688
Notes due from member	7,133	4,961
Favorable lease, net of current	4,339	5,351
Other non-current assets	4,240	7,932

Total assets	244,520	264,186

Liabilities
Current liabilities:
Line of credit	15,083	33,517
Current portion of long-term debt	7,656	5,853
Accounts payable	46,985	57,501
Accrued expenses and other current liabilities	19,737	15,803
Environmental liability, current portion	2,995	3,196
Unfavorable leases, current portion	1,372	1,433
Capital leases, current portion	1,292	920

Total current liabilities	95,120	118,223
Non-current liabilities:
Long-term debt, net of current	30,420	37,773
Environmental liability, net of current	10,775	11,427
Unfavorable leases, net of current	11,243	12,692
Deferred rent expense	7,796	6,046
Asset retirement obligation, net of current	7,341	7,065
Deferred vendor rebates, net of current	4,256	3,637
Capital leases, net of current	3,411	1,624
Deferred gain, net of current	3,250	3,890
Contingent consideration	—	1,509
Other non-current liabilities	1,782	1,511

Total liabilities	175,394	205,397

Commitment and contingencies (Note 11)
Redeemable units* (held by members)	41,209	43,741
Members’ equity:
Members’ equity*	13,343	15,840
Retained earnings (accumulated deficit)	14,574	(792)

Total equity	27,917	15,048

Total liabilities, redeemable units and equity	$244,520	$264,186

*See accompanying statement of changes in redeemable units and members’ equity for each class of units which make up outstanding member units

The accompanying notes are an integral part of these consolidated financial statements.

GPM Investments, LLC and Subsidiaries

Consolidated statements of operations

(Dollars in thousands)

For the year ended December 31,	2014	2013	2012
Revenues:
Fuel revenue	$1,453,744	$1,179,342	$998,512
Merchandise revenue	464,812	317,352	226,511
Other revenues, net	23,453	15,528	10,509

Total revenues	1,942,009	1,512,222	1,235,532
Cost of revenues:
Fuel costs	1,367,103	1,120,801	948,745
Merchandise costs	328,795	229,239	165,196

Total cost of revenues	1,695,898	1,350,040	1,113,941

Gross profit	246,111	162,182	121,591

Operating expenses:
Store operating expenses	188,650	129,857	91,007
General and administrative	26,005	16,999	13,379
Depreciation and amortization	15,774	9,900	6,246
Other expenses	1,158	1,634	1,041

Total operating expenses	231,587	158,390	111,673

Operating income	14,524	3,792	9,918
Interest expense	3,861	2,686	2,004

Net income	$10,663	$1,106	$7,914

The accompanying notes are an integral part of these consolidated financial statements.

GPM Investments, LLC and Subsidiaries

Consolidated statements of changes in redeemable units and members’ equity

(Dollar amounts in thousands, except units)

	Redeemable Units								Total Redeemable Units	Common Units				Retained Earnings	Total Members’ Equity
	Class A		Class D		Class C		Preferred Units			Class B		Class C
	Units	Amount	Units	Amount	Units	Amount	Units	Amount		Units	Amount	Units	Amount
Balance at December 31, 2011	15,000,000	$15,418	22,500,000	$23,128	—	$—	—	$—	$38,546	5,100	$—	4,900	$3,340	$(3,239)	$101
Accretion of preferred return	—	1,317	—	1,975	—	—	—	—	3,292	—	—	—	—	(3,292)	(3,292)
Prepayment of future distributions	—	(200)	—	(300)	—	—	—	—	(500)	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	7,914	7,914

Balance at December 31, 2012	15,000,000	16,535	22,500,000	24,803	—	—	—	—	41,338	5,100	—	4,900	3,340	1,383	4,723

Issuance of Class B member units	—	—	—	—	—	—	—	—	—	4,654	12,500	—	—	—	12,500
Accretion of preferred return	—	1,312	—	1,969	—	—	—	—	3,281	—	—	—	—	(3,281)	(3,281)
Prepayment of future distributions	—	(578)	—	(300)	—	—	—	—	(878)	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	1,106	1,106

Balance at December 31, 2013	15,000,000	17,269	22,500,000	26,472	—	—	—	—	43,741	9,754	12,500	4,900	3,340	(792)	15,048

Purchase & conversion of Class C member units	—	—	—	—	—	—	—	—	—	1,236	843	(1,236)	(843)	—	—
Cancellation of Class A & D member units	(15,000,000)	(18,940)	(22,500,000)	(28,411)	—	—	—	—	(47,351)	—	—	—	—	9,851	9,851
Issuance of preferred member units	—	—	—	—	—	—	37,500,000	37,500	37,500	—	—	—	—	—	—
Accretion of preferred return	—	826	—	1,239	—	—	—	1,212	3,277	—	—	—	—	(3,277)	(3,277)
Distribution to members	—	(150)	—	(176)	—	—	—	—	(326)	—	—	—	—	—	—
Cancellation of prior distributions	—	995	—	876	—	—	—	—	1,871	—	—	—	—	(1,871)	(1,871)
Reclassification of Class C units to redeemable preferred stock	—	—	—	—	3,664	2,497	—	—	2,497	—	—	(3,664)	(2,497)	—	(2,497)
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	10,663	10,663

Balance at December 31, 2014	—	$—	—	$—	3,664	$2,497	37,500,000	$38,712	$41,209	10,990	$13,343	—	$—	$14,574	$27,917

The accompanying notes are an integral part of these consolidated financial statements.

GPM Investments, LLC and Subsidiaries

Consolidated statements of cash flows

(Dollars in thousands)

Year ended December 31,	2014	2013	2012
Cash flows from operating activities:
Net income	$10,663	$1,106	$7,914
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	15,774	9,900	6,246
Amortization of deferred financing costs	541	459	387
Amortization of favorable and unfavorable leases	(409)	(154)	—
Environmental receivable write-off	—	—	776
Amortization of deferred gain	(640)	(581)	(581)
Proceeds (reimbursement) from/to fuel and other vendor agreements, net	4,008	(116)	3,388
Amortization of fuel and other vendor agreements	(2,832)	(1,062)	(1,067)
Termination of contingent consideration	(1,509)	—	—
Accretion of asset retirement obligation	434	345	306
Loss (gain) on disposal of assets	753	85	(493)
Bad debt expense	89	5	24
Asset impairment	982	51	231
Amortization of discount on Seller Note	138	138	68
Lawsuit settlement	—	—	420
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(268)	3,865	(752)
Decrease (increase) in inventory	1,860	(4,364)	(1,467)
(Increase) decrease in prepaid expenses and other assets	1,472	1,040	1,299
(Increase) decrease in related party receivable	269	(349)	12
Decrease in environmental receivables	683	569	1,229
Decrease in accounts payable & accrued expenses	(6,838)	(5,213)	(3,998)
Decrease in environmental liabilities	(853)	(524)	(438)
Increase in deferred rent expense	1,750	1,031	143

Net cash provided by operating activities	$26,067	$6,231	$13,647

The accompanying notes are an integral part of these consolidated financial statements.

GPM Investments, LLC and Subsidiaries

Consolidated statements of cash flows (cont’d)

(Dollars in thousands)

Year ended December 31,	2014	2013	2012
Cash flows from investing activities:
Decrease (increase) in restricted cash	$1,105	$(3,138)	$(4)
Purchase of property and equipment	(7,882)	(4,562)	(5,332)
Prepayment for future business acquisitions	(2,300)	—	—
Proceeds from sale of property and equipment	130	—	1,326
Business acquisition, Southeast Acquisition, net of cash	—	(39,391)	—
Business acquisition, net of cash	—	(1,743)	—

Net cash used in investing activities	(8,947)	(48,834)	(4,010)

Cash flows from financing activities:
Line of credit, net	(18,434)	21,889	(345)
Proceeds from debt	—	22,461	—
Repayments on debt	(6,764)	(5,151)	(3,648)
Principal payment on capital leases	(976)	(646)	(868)
Payment of deferred financing costs	(66)	(730)	(266)
Distributions to members	(150)	(563)	(500)
Issuance of Class B Member Units	—	12,500	—
Checks issued against future deposits	—	—	(1,033)

Net cash (used in) provided by financing activities	(26,390)	49,760	(6,660)

Net (decrease) increase in cash and cash equivalents	(9,270)	7,157	2,977
Cash and cash equivalents, beginning of period	12,964	5,807	2,830

Cash and cash equivalents, end of period	$3,694	$12,964	$5,807

Cash paid for interest	$2,548	$1,794	$1,268

Year ended December 31,	2014	2013	2012
Supplemental disclosure of non-cash flow information:
Financing of business acquisition	$—	3,080	—
Sellers note from business acquisition	—	4,314	—
Contingent consideration	—	1,509	—
Purchase of property and equipment under bank loans	—	420	1,400
Prepaid insurance premiums financed through notes payable	1,236	1,782	503
Purchase of equipment in accounts payable and accrued expenses	285	837	455
Member distribution applied to related-party receivables	176	315	—
Purchase of property and equipment under capital lease	3,664	1,533	743

The accompanying notes are an integral part of these consolidated financial statements.

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

1. Organization and Principles of Consolidation

The consolidated financial statements include GPM Investments, LLC (a Delaware limited liability company formed on June 12, 2002) and its wholly owned subsidiaries (the “Company”), which operate a chain of convenience stores selling merchandise and fuel (which includes motor fuels and kerosene) in the Mid-Atlantic, Southeastern, Midwestern and Northeastern United States, in the states of Connecticut, Delaware, Illinois, Iowa, Kentucky, Maryland, North Carolina, Pennsylvania, South Carolina, Tennessee and Virginia and a fuel distribution division that supplies petroleum to convenience stores and petroleum stations operated by independent outside operators in certain of the foregoing states plus New Jersey and Rhode Island.

On August 18, 2011, ARKO Convenience Stores, LLC (“ACS, LLC”), a company owned by Arie Kotler and Morris Willner, controlling shareholders of ARKO Holdings, Ltd., whose shares are traded on the Tel Aviv Stock Exchange Ltd. (“ARKO”), purchased 51% of the common units and voting rights of the Company (see Note 14). On December 27, 2011, the rights of Arie Kotler and Morris Willner in ACS, LLC were transferred to a subsidiary wholly owned and controlled by ARKO.

On August 6, 2013, the Company, through GPM Southeast, LLC, a newly formed subsidiary (the “SE Subsidiary”), completed an acquisition of mainly 263 convenience stores selling fuel (see Note 3). As a result of allocations of additional membership units (Class B), mainly following an equity infusion by ACS, LLC in August 2013 which was required for this acquisition, ACS, LLC held 66.56% interest in the common units and voting rights of the Company.

On August 18, 2014, as part of the completion and implementation of the Settlement Agreement, as described in Note 13, an amended and restated limited liability company agreement that regulates the rights between the holders of the membership units of the Company was signed between ACS, LLC and GPM Holdings Inc. (“Holdings”) resulting in ACS, LLC holding a 75% interest in the common units and voting rights of the Company as of December 31, 2014 and the approval date of the financial statements.

2. Summary of Significant Accounting Policies

Basis of Presentation

All significant intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements, which are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Accounting Periods

The Company’s fiscal periods end on the last day of the month, and its fiscal year ends on December 31. This results in the Company experiencing fluctuations in current assets and current liabilities due to purchasing and payment patterns which change based upon the day of the week. As a result, working capital can change from period to period not only due to changing business operations, but also due to a change in the day of the week in which each period ends.

Use of Estimates

In the preparation of financial statements, management may make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include impairment of goodwill and intangible assets, environmental liabilities and asset retirement obligations.

Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). Whenever available, fair value is based on observable market prices or parameters, or is derived from such prices or parameters. When observable prices or inputs are not available, use of unobservable prices or inputs are used to estimate the current fair value, often using an internal valuation model. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the item being valued.

Significant estimates of fair value for the Company include, among other items, assets purchased through acquisitions, tangible and intangible assets acquired and liabilities assumed through business combinations and certain leases. The Company also uses fair value measurements to routinely assess impairment of long-lived assets, intangible assets and goodwill.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase, which are not restricted, to be cash equivalents. Cash and cash equivalents are maintained at financial institutions and, at times, balances may exceed federally insured limits.

Restricted Cash

The Company classifies as restricted cash any cash and cash equivalents that are currently restricted from use in order to comply with agreements with third parties, including cash related to open environmental issues, processing of money orders and net lottery proceeds.

Accounts Receivable

The majority of accounts receivable are typically from dealers, vendors and credit card companies in the ordinary course of business. As such, the Company has not experienced significant write-offs. At each balance sheet date, the Company assesses its need for an allowance for potential losses in the collection of its receivables. Receivables are typically due within 30 days and are stated as amounts due. Accounts that are outstanding longer than the payment terms are considered past due. The Company writes off receivable amounts after determination that the balances are uncollectible.

Inventory

Inventory is stated at the lower of cost or market. Inventory cost is determined using the average cost, net of vendor rebates, using the first-in, first-out (FIFO) basis, which approximates the actual cost of the inventory. The Company periodically reviews inventory for obsolescence and records a charge to cost of revenues for any amounts required to reduce the carrying value of inventories to net realizable value.

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Assets Held-for-Sale

Periodically the Company commits to the divestiture of certain assets which are not part of the operating plan and are ready for immediate sale. Assets held for sale are classified as a component of current assets and recorded at the lower of their cost or fair value less estimated costs to sell.

Property and Equipment

Property and equipment are carried at cost or, if acquired through a business combination, at the fair value of the assets as of the acquisition date. Depreciation is recognized using the straight-line method over the estimated useful lives of the related assets, including: 15—30 years for buildings and leasehold improvements; 5—30 years for fuel equipment; 5—15 years for convenience store equipment and 5—15 years for signs, computers and other equipment. Amortization of leasehold improvements is based upon the shorter of the remaining terms of the leases including renewal periods that are reasonably assured or the estimated useful lives.

Expenditures for maintenance and repairs are charged directly to expense when incurred and major improvements are capitalized.

Impairment of Long-lived Assets

The Company reviews its long-lived assets, including property and equipment and amortizable intangible assets, for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If a review indicates that the assets will not be recoverable, based on the expected undiscounted net cash flows of the related asset, an impairment loss is recognized and the asset’s carrying value is reduced to fair value. Impairment of $0.4 million, $0.1 million and $0.2 million was recorded in relation to closed stores during the years ended December 31, 2014, 2013 and 2012, respectively, on the Company’s property and equipment. No impairment was recognized for the Company’s long-lived intangible assets during the years ended December 31, 2014, 2013, and 2012.

Goodwill and Intangible Assets

Goodwill represents the excess of cost over fair value of net assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination are recorded at fair value as of the date acquired. Amortization of finite lived intangible assets is provided using the straight-line method of amortization over the estimated useful lives of the intangible assets, including: 5—10 years for fuel supply contracts and non-compete contracts; 8—14 years for customer relationships and 5 years for trade names.

Goodwill is tested for impairment by first comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered impaired. If the carrying amount of the reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of the impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined by performing an assumed purchase price allocation, using the reporting unit’s fair value (as determined in the first step) as the purchase price. If the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to that excess.

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

The Company has elected the first day of the fourth quarter to perform the required annual impairment analyses for goodwill. The Company completed the annual impairment analyses for goodwill for the years ended December 31, 2014, 2013 and 2012, noting no impairment.

Favorable and Unfavorable Leases

The Company reviews the terms of lease agreements assumed in conjunction with business acquisitions (as described in Note 3) to determine if the terms are favorable or unfavorable compared to market terms for similar convenience stores in similar geographical locations. The resulting favorable lease assets or unfavorable lease liabilities are recorded on the acquisition date and amortized over the remaining term of the lease agreement.

Deferred Gain

In February 2005, the Company became party to a real estate transaction whereby Getty Realty Corporation (“Getty”) agreed to purchase 23 properties owned by a third party and leased by the Company. In connection with this transaction, Getty agreed to pay the Company and a company wholly controlled by an officer of GPM an aggregate of $6.5 million in consideration for surrendering certain acquisition rights. Under the agreement, the Company continues to lease the properties under substantially similar terms. The Company recorded a deferred gain of $5.1 million related to this transaction and is amortizing that gain over the life of the related leases.

In November 2007, the Company sold a property to a real estate investment trust and entered into a 20-year lease for the same property. The Company deferred the $0.5 million gain on the sale of this property and is recognizing the gain over the life of the lease.

In June 2008, the Company sold two properties to a real estate investment trust for proceeds of $4.2 million and entered into a 15-year lease for the same property. The Company deferred the $3.0 million gain on the sale of this property and is recognizing the gain over the life of the lease.

The amount of deferred gain amortized was $0.6 million for each of the years ended December 31, 2014, 2013 and 2012. Amortization of these deferred gains is recorded in other revenues, net in the accompanying consolidated statements of operations.

Merchandise Vendor Rebates

The Company recognizes merchandise vendor rebates based upon the period of time in which it has completed the unit purchases and/or sales as specified in the merchandise vendor agreements. The Company records such rebates as a reduction of associated costs. Merchandise vendor rebates earned by the Company for the years ended December 31, 2014, 2013 and 2012, were $34.8 million, $24.2 million and $18.4 million, respectively.

Redeemable Units

As of December 31, 2014 and 2013, the outstanding member units of the New Preferred Units and Class A and Class D preferred units are presented outside of members’ equity on the Consolidated Balance Sheets as redeemable units. Also, as of December 31, 2014 the Class C common member units are presented outside of members’ equity on the Consolidated Balance Sheet as redeemable units. These classifications are due to certain contingent redemption features.

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

The distributions to the holders of the redeemable units are required to be paid prior to any distributions to the other member units in the Company. See Note 14 for a further discussion of the characteristics of the redeemable stock units.

Environmental Costs

Environmental expenditures related to existing conditions, resulting from past or current operations and from which no current or future benefit is discernible, are expensed by the Company. Expenditures that extend the life of the related property or prevent future environmental contamination are capitalized.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs, net of co-op advertising reimbursement from certain vendors/suppliers, for the years ended December 31, 2014, 2013 and 2012, were $2.0 million, $1.3 million and $1.1 million, respectively, and are included in general and administrative expenses in the accompanying consolidated statements of operations.

Income Taxes

The Company was originally organized as a single member limited liability company. Until August 18, 2011, income or losses of the Company were taxable or deductible to its sole member. Accordingly, no amounts for income taxes were recorded by the Company. Effective with ACS, LLC becoming a member of the Company on August 18, 2011 (See Note 14), the Company became a partnership for tax purposes and income or losses of the Company are taxable or deductible to its members. Accordingly, no amounts for income taxes have been recorded by the Company.

Tax years ended December 31, 2011 through December 31, 2014, remain open and are subject to examination by the taxing authorities. However, management believes that there is appropriate support for its income tax positions taken and those to be taken on income tax returns. Management has determined that no liability for tax matters was required as of December 31, 2014 and 2013. If applicable, the Company will recognize interest and penalties incurred on such obligations as a component of income tax expense.

Reclassifications

Certain items on the consolidated financial statements for the years ended December 31, 2013 and 2012, respectively, have been reclassified, with no effect on net income or members’ equity, to be consistent with the classification for the year ended December 31, 2014.

Revenue Recognition

Fuel revenue and merchandise revenue—Revenues from the sale of merchandise and fuel less discounts given are recognized at the time when title passes to the customer.

Fuel taxes—Certain fuel and sales taxes are invoiced by fuel suppliers or collected from customers and remitted to governmental agencies either directly, or through suppliers, by the Company. Whether these taxes are presented on a gross or net basis is dependent on whether the Company is acting as a principal or agent in the sales transaction. Fuel taxes are presented on a gross basis for retail and consignment fuel sales because the Company is acting as the principal primary obligor, has pricing latitude and is also exposed to inventory and credit risks. Fuel revenue and fuel cost of revenue include fuel taxes and such amounts of $170.1 million, $132.7

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

million and $102.2 million for 2014, 2013 and 2012, respectively. Fuel taxes are presented on a net basis for direct sales to dealers and other commercial customers in which the Company is primarily acting as an agent in the revenue arrangement and does not retain title to the inventory.

Commissions on sales of lottery products, money orders and prepaid value cards—The Company recognizes a commission on the sale of lottery products, including lottery tickets and on-line products, money orders and sales of prepaid value cards (credit cards) at the time of the sale to the consumer.

Rental income—Rental income on leased and subleased property is recognized on a straight-line basis based upon lease agreements with tenants.

Cost of revenues

The Company records discounts and rebates received from suppliers as a reduction of inventory cost if the discount or rebate is based upon purchases or to cost of revenues if the discount relates to product sold. Discounts conditional upon the volume of the purchases or on meeting certain other goals are included in the consolidated financial statements on a basis relative to progress to comply with the goals warranting a discount, as long as receiving the discounts is probable and its amount can be reasonably estimated. The estimate of compliance with the goals is based, among other things, on contract terms and historical purchases/sales as compared to required purchases/sales.

The Company includes in cost of revenues from fuel sales all costs incurred to acquire fuel, including the costs of purchasing and transporting inventory prior to delivery to customers. The Company does not own transportation equipment and utilizes third party carriers to transport fuel inventory to the retail location. Cost of revenues from fuel sales does not include any depreciation of property and equipment as there are no significant amounts that could be attributed to cost of sales. Accordingly, depreciation is separately classified in the consolidated statement of operations.

Total cost of revenues of sales from suppliers who accounted for 10% or more of total cost of revenues from sales for the periods presented are as follows:

For the years ended December 31,	2014	2013	2012
	(in thousands)
Fuel products—Valero	$589,605	$619,726	$643,828
Fuel products—BP North America	232,467	174,139	130,566
Fuel products—ExxonMobil	159,861	79,990	20,680
Merchandise products—McLane	124,982	124,138	127,589
Merchandise products—CoreMark	114,426	43,877	—

Segments

The Company operates in two operating segments which it has elected to treat as two reporting segments: retail and wholesale. The retail segment consists of fuel and merchandise revenue to retail consumers. The wholesale segment sells fuel to third-party dealers who represent the Company’s final customer and, in other arrangements, delivers fuel to third-party dealers on a consignment basis. In consignment arrangements, the Company retains ownership of the inventory, determines pricing and shares a percentage of the profit with the dealer. Segment information is further discussed in Note 17.

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

New Accounting Pronouncements

Revenue Recognition—In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers. The new standard will supersede virtually all revenue recognition guidance in U.S. GAAP. The new standard provides accounting guidance for all revenue arising from contracts with customers and affects all entities that enter into contracts to provide goods or services to their customers (unless the contracts are in the scope of other U.S. GAAP requirements). The guidance also provides a model for the measurement and recognition of gains and losses on the sale of certain nonfinancial assets, such as property and equipment, including real estate. The new standard is effective for public entities for fiscal years beginning after December 15, 2016 and for interim periods therein. Early adoption is not permitted for public entities. Management is currently evaluating the impact of adopting this guidance.

Pushdown Accounting—In November 2014, the FASB issued ASU 2014-17, Business Combinations (Topic 805): Pushdown Accounting (a consensus of the FASB Emerging Issues Task Force). The amendments in this ASU apply to the separate financial statements of an acquired entity and its subsidiaries upon the occurrence of an event in which an acquirer obtains control of the acquired entity. The amendments provide an acquired entity with an option to apply pushdown accounting in its separate financial statements upon occurrence of an event in which an acquirer obtains control of the acquired entity. An acquired entity may elect the option to apply pushdown accounting in the reporting period in which the change-in-control event occurs, or in a subsequent reporting period to the acquired entity’s most recent change-in-control event. The amendments in this ASU were effective on November 18, 2014. After the effective date, management can make an election to apply the guidance to future change-in-control events or to its most recent change-in-control events. Management has elected not to apply pushdown accounting at this time, but may elect to apply pushdown accounting in future periods.

Consolidation—In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis, which is intended to improve targeted areas of consolidation guidance for legal entities such as limited partnerships, limited liability corporations and securitization structures. The amendment simplifies the consolidation evaluation for reporting organizations that are required to evaluate whether they should consolidate certain legal entities. The amendments in this ASU will be effective for periods beginning after December 15, 2015, for public companies. Management is currently evaluating the impact of adopting this guidance.

3. Acquisitions

The Southeast Acquisition

On June 4, 2013 (the “date of signing”), the Company and the SE Subsidiary signed an Asset Purchase Agreement (the “APA”) with third parties unrelated to the Company (the “Sellers”) for the acquisition of 263 convenience stores selling merchandise and motor fuel in North Carolina, South Carolina, Tennessee and Virginia. The purchase included the following assets:

•	Four owned sites and 259 sites that are leased;

•	33 fuel supply contracts for independently operated convenience stores and gas stations; and

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

•	A fuel transportation business to certain of the self-operated and independently operated sites (which fuel transportation business was sold at the closing date, as detailed below).

The acquisition of such assets is referred to herein as the “Southeast Acquisition” and the operations of the acquired assets, the “Southeast Operations.” The transaction closed on August 6, 2013.

In accordance with the APA, the SE Subsidiary acquired substantially all of the assets and assumed substantially all of the liabilities associated with the Southeast Operations, including agreements with suppliers and independent operators, lease agreements, franchises and licenses for use of branded fuel and quick service restaurant trade names, inventory and goodwill and associated environmental liabilities. This also includes fourteen fee-properties.

Under the APA, the Sellers provide indemnification (subject to a cap and other limitations) for certain environmental damages that were known or unknown at the date of signing.

In conjunction with the Southeast Acquisition, the Company entered into an agreement to provide management services to the parent company of the Sellers. Such agreement continues until either party provides four months’ notice of such termination.

Simultaneously, with the closing of the Southeast Acquisition, the SE Subsidiary sold the transportation business to a common carrier for $0.6 million, which was paid directly to the Sellers. The Company also entered into a 5-year fuel transportation agreement with the common carrier for transportation services to the sites to which the transportation business provided transportation services prior to the closing date.

On the closing date, after deducting the above mentioned amount paid directly to the Sellers on account of the sale of the transportation business and after deducting approximately $2.0 million in net adjustments, as defined in the APA, the SE Subsidiary paid to the Sellers a total amount of approximately $40.3 million in cash and issued to the Sellers a promissory note (the “Sellers Note”), later assigned to an affiliate of the Sellers, in the amount of $7.8 million which does not bear interest and is repayable in installments over a period of 24 months until it matures on August 6, 2015.

The Consideration was subject to post-closing adjustments as defined in the APA. Based upon post-closing analysis and the subsequent settlement signed between the parties, the Company has recorded a receivable from the Sellers in the amount of approximately $0.2 million for net working capital adjustments and the Sellers Note was reduced to approximately $4.6 million at face value and to $4.3 million after discounting to fair value at the acquisition date, for certain adjustments. To secure repayment of the Sellers Note and after receiving the consent of PNC Bank, National Association (“PNC”), a second lien on the assets and rights of the Company was given to an affiliate of the Sellers. Pursuant to the APA, the Company guarantees certain of the SE Subsidiary’s payment obligations under the APA, including the obligations under the Sellers Note.

The Sellers Note represents, among other things, the obligations of the SE Subsidiary to deposit $2.7 million of the consideration in an escrow account 22 months after the closing primarily to secure the indemnification rights of the SE Subsidiary against the Sellers with respect to losses (as defined in the APA). The deposited amount will be released to the Sellers, less recoverable claims, at the later of two years from the closing date or the date on which all indemnification amounts to which the SE Subsidiary is entitled are paid in full.

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

The Company financed the acquisition through an equity infusion, a refinancing of its term loan and line of credit with PNC (Note 10) and the Sellers Note.

The fair value of the consideration for the acquisition on the closing date was follows:

Consideration at August 6, 2013	Amount
(in thousands)
Cash	$40,264
Sellers note	4,314
Net working capital adjustment	(166)
Contingent consideration arrangement	1,509

Total consideration	$45,921

Net cash outflows for the acquisition:

Net cash outflow from acquisition	Amount
(in thousands)
Consideration paid in cash	$40,264
Less: cash and cash equivalent balance acquired	(873)

Total cash consideration	$39,391

At the closing of the Southeast Acquisition, the SE Subsidiary entered into an agreement pursuant to which one of the Sellers would provide consulting and other services to the SE Subsidiary, upon demand of the SE Subsidiary until December 31, 2017, which could be extended until December 31, 2020. In consideration for the services rendered by one of the Sellers, the SE Subsidiary would pay one of the applicable Sellers each calendar year (after tax filing) an amount equal to 50% of the tax savings in respect to the assets acquired, if and to the extent that such amount was applicable. Such contingent consideration liability was accounted for as part of the purchase price consideration.

The anticipated cumulative contingent payments to be made under the agreement totals $2.2 million, the payment limit given the assumptions used. The fair value of the contingent consideration, as of the acquisition date, was approximately $1.5 million. As of December 15, 2014 and thereafter, there are no tax savings, as defined in the consulting agreement, expected in respect to the assets acquired and therefore no payment is due. On February 10, 2015, the Seller and the Company signed a termination agreement to the consulting agreement, effective as of December 15, 2014. In the accompanying consolidated statement of operations, the effect of the cancellation is reflected in other expenses.

Determining the fair value of identifiable assets and liabilities—Beginning August 6, 2013, the Company is consolidating the SE Subsidiary into its financial statements. While consolidating the acquired operation, the Company included identifiable tangible and intangible assets and identifiable liabilities at their fair value based on the information available to the Company’s management on acquisition completion date, based on, among other things, external consultants hired for this purpose. This information mainly includes the balances of trade and other receivables, inventory, property and equipment, intangible assets, trade payables and other liabilities including environmental, asset retirement obligation, leases and the Sellers Note.

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

The table below contains the estimated fair value of the assets acquired and liabilities assumed:

Assets acquired and liabilities assumed at the date of acquisition	Amount
(in thousands)
Current assets
Cash and cash equivalents	$873
Trade receivables	5,959
Other current assets	5,786
Inventory	22,302
Current portion of fair value of favorable leases acquired	1,082
Current portion of environmental receivables	655
Non current assets
Environmental receivables	9,021
Property and equipment	53,284
Identifiable intangible assets	4,462
Prepaid expenses	907
Fair market value of favorable leases acquired	5,782
Current liabilities
Trade payables	(30,292)
Other current liabilities	(8,701)
Current portion of fair value of unfavorable leases acquired	(1,456)
Current portion of environmental liabilities	(1,709)
Non current liabilities
Environmental liabilities	(11,056)
Asset retirement obligations	(1,488)
Other liabilities	(187)
Fair market value of unfavorable leases acquired	(13,275)

Total identifiable net assets	41,949
Goodwill	3,972

Total consideration	$45,921

Goodwill arising on acquisition—As a result of the business acquisition, the Company recorded goodwill in the amount of $4.0 million.

Acquisition related costs—Acquisition related costs totaling $1.2 million and $0.2 million have been excluded from the consideration transferred and have been recognized as an expense within other expenses in the Company’s consolidated statement of operations for the year ended December 31, 2013 and 2012, respectively.

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

The following is unaudited pro forma information related to the Southeast Acquisition as if the transactions had occurred on January 1, 2013:

For the year ended December 31,	2013
(in thousands)
Total revenue	$1,886,832
Net loss	$(4,093)

The Virginia Acquisition

On July 18, 2013, the Company entered into an agreement with an unrelated third party, to purchase five convenience stores (including the real estate assets at these stations) located in the Commonwealth of Virginia (the “Virginia Acquisition”) for consideration of approximately $4.5 million, plus the cost of inventory. The transaction closed on August 1, 2013. The Company entered this transaction to expand its presence in Virginia. The financing for the transaction included a $3.1 million term loan agreement entered into on August 1, 2013 with M&T Bank. See Note 10 for further details.

The acquired assets of the acquired operations are as detailed below:

Recognized amounts of identifiable assets acquired and liabilities assumed	Amount
(in thousands)
Current assets
Cash	$12
Inventory	491
Non current assets
Property and equipment	4,340
Current liabilities
Other liabilities	(8)

Total identifiable net assets	4,835
Goodwill	—

$4,835

4. Accounts Receivable

Receivables consist of the following as of December 31, 2014 and 2013:

As of December 31,	2014	2013
	(in thousands)
Credit card receivables	$6,956	$8,188
Vendor receivables	9,622	8,292
Dealer receivables, net	656	1,288
Other account receivables	2,045	1,491

Total accounts receivables, net	$19,279	$19,259

An allowance for uncollectible accounts is provided based on management’s evaluation of outstanding accounts receivable. As of December 31, 2014 and 2013, the Company had reserved $68,000 and $18,000, respectively, for uncollectible dealer receivables.

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

The following is a summary of the valuation accounts related to dealer receivables:

As of December 31,	2014	2013
	(in thousands)
Balance as of beginning of year	$18	$6
Acquisitions	—	41
Provision for doubtful accounts	89	5
Less accounts written-off	(39)	(34)

Balance as of end of year	$68	$18

5. Inventory

Inventory consists of the following:

As of December 31,	2014	2013
	(in thousands)
Fuel inventory	$13,455	$18,961
Merchandise inventory	31,428	28,298
Lottery inventory	5,329	4,813

Total inventory	$50,212	$52,072

6. Other Current Assets

Other current assets consists of the following:

As of December 31,	2014	2013
	(in thousands)
Prepaid expenses	$3,114	$3,055
Prepayment for future business acquisitions	2,300	—
Environmental receivable—current portion	1,282	2,038
Supplies inventory	1,252	1,300
Assets held for sale	—	356
Other current assets	999	1,343

Total other assets	$8,947	$8,092

7. Property and Equipment

Property and equipment consists of the following as of December 31, 2014 and 2013:

As of December 31,	2014	2013
	(in thousands)
Land	$11,979	$11,126
Buildings	41,228	38,338
Equipment	118,176	113,677
Assets in progress	721	4,036
Accumulated depreciation	(63,255)	(53,618)

Total property and equipment, net	$108,849	$113,559

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Depreciation expense was $14.6 million, $9.2 million and $5.8 million for the years ended December 31, 2014, 2013 and 2012, respectively.

8. Goodwill and Intangible Assets

Goodwill

The following summarizes the activity in goodwill, by segment, during the years ended December 31, 2014 and 2013:

	Retail	Wholesale	Total
	(in thousands)
Beginning balance, January 1, 2013	$16,636	$1,586	$18,222
Goodwill attributable to acquisitions for the year ended December 31, 2013	3,972	—	3,972

Ending balance, December 31, 2013 and December 31, 2014	$20,608	$1,586	$22,194

Intangible Assets

Intangible assets consist of the following as of December 31, 2014 and 2013:

As of December 31,	2014	2013
	(in thousands)
Fuel supply and non-compete contracts	$3,482	$3,482
Customer relationships	847	847
Trade name	3,178	3,178
Accumulated amortization—Fuel supply and non-compete contracts	(2,303)	(1,892)
Accumulated amortization—Customer relationships	(559)	(439)
Accumulated amortization—Trade name	(852)	(246)

	$3,793	$4,930

Trade names related to the wholesale segment of $0.2 million as of December 31, 2014 and 2013 were determined to be indefinite lived intangibles and, as such, are not amortized.

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

The weighted average remaining amortization period for fuel supply and non-compete contracts, customer relationships, and trade names are approximately 3 years, 5 years and 4 years, respectively. Amortization expense related to definite lived intangible assets was $1.1 million, $0.7 million, and $0.4 million for the years ended December 31, 2014, 2013 and 2012, respectively. Estimated amortization expense for each of the next five years and thereafter is expected to be as follows:

Future Amortization Expense	Amount
(in thousands)
2015	$1,078
2016	1,054
2017	886
2018	490
2019	22
Thereafter	113

$3,643

9. Accrued Expenses and Other Current Liabilities

The components of accrued liabilities as of December 31, 2014 and 2013 are as follows:

As of December 31,	2014	2013
	(in thousands)
Accrued employee costs	$6,551	$3,270
Fuel and other taxes	4,500	4,078
Accrued workers compensation	2,405	2,852
Deferred vendor income, current portion	1,462	1,020
Deferred gain, current portion	581	581
Accrued interest	110	129
Other accrued liabilities	4,128	3,873

Total accrued liabilities	$19,737	$15,803

10. Debt

The Company’s notes payable and lines of credit as of December 31, 2014 and 2013 were composed of the following items:

As of December 31,	2014	2013
	(in thousands)
PNC Term Loan	$29,033	$32,383
PNC Line of Credit	15,083	33,517
M&T Debt	5,019	5,289
Sellers Note	3,549	4,185
Sweet Oil Seller Note	—	750
Insurance Premium Notes	475	1,019

Total notes payable and lines of credit	$53,159	$77,143

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Financing agreement with PNC Bank

On August 6, 2013, the Company signed an amended and restated financing agreement with PNC to finance the Southeast Acquisition detailed in Note 3 (“PNC Facility”). The Company’s original agreement with PNC was entered into in November 2011. Pursuant to the PNC Facility, PNC provided the Company with a term loan of $33.5 million (the “PNC Term Loan”) and a line of credit of up to $45.0 million (the “PNC Line of Credit”), both provided for a period of five years.

The PNC Term Loan bears a rate of interest that is based on the amount borrowed. A portion of the PNC Term Loan bears interest at LIBOR, fixed for 30, 60 or 90 day periods, plus 3.50% while the remainder of the PNC Term Loan bears interest at the Prime rate plus 2.00%. As of December 31, 2014, the Company had fixed the interest rate on $29.0 million of the PNC Term Loan for 30 days at LIBOR plus 3.50% (3.66% as of December 31, 2014), while the remainder of the PNC Term Loan, $33,000 bore interest at Prime plus 2.00% (5.25% as of December 31, 2014). The principal of the loan is being paid in equal monthly installments of approximately $0.3 million with the balance due on the maturity date, August 6, 2018.

The Company has the right to repay the PNC Term Loan, subject to payment of a prepayment penalty of 2.00% in the first two years and 1.00% in the third year. There is no prepayment penalty if the loan is repaid after the third year.

The PNC Line of Credit of up to $45.0 million bears interest at LIBOR plus 2.50% for a notional amount fixed for 30, 60 or 90 day periods, while borrowings in excess of the notional amount, if any, bear interest at Prime rate plus 1.00%. As of December 31, 2014, the Company had fixed the interest rate on a notional amount of $16.8 million for 30 days at LIBOR plus 2.50% (2.66% as of December 31, 2014). This is classified as a current liability in the accompanying consolidated balance sheets as the Company has an arrangement with PNC which requires a daily pay down on the PNC Line of Credit balance.

The PNC Line of Credit was obtained for purposes of financing the Company’s working capital. The maximum borrowing base is determined each week as the lower of the four week average cash receipts or a percentage of the working capital balances less certain reserves and the amount of the outstanding letters of credit.

As of December 31, 2014, the PNC Line of Credit unused available balance was $17.0 million. The PNC Line of Credit availability is subject to certain reserves and limitations, totaling $0.9 million at December 31, 2014. The Company may utilize up to $10.0 million of the PNC Line of Credit to issue letters of credit at an annual cost of 1.50% of the amount of the letters of credit issued. As of December 31, 2014, $0.2 million of the PNC Line of Credit was utilized for the issuance of letters of credit which were issued to a supplier of the Company.

As collateral for the PNC Facility, the Company granted PNC a lien on all of the owned and leased real estate (except for the real estate pledged to M&T Bank), inventory, receivables, and the balance of the Company’s assets (including share capital of its subsidiaries, and all of its existing and future assets except for assets that cannot be pledged due to regulatory or contractual restrictions). Additionally, the immediate owners of the Company, ACS, LLC and Holdings have pledged their interest in membership units as collateral.

The Company is allowed to distribute to its members up to 50% of its excess cash flows for a preceding calendar year as long as, among other things, 1) the obligations under the Sellers Note have been paid in full, 2) the Company repays to PNC (as a reduction of the PNC Term Loan) an

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

amount equal to the excess cash flows distributed to its members, and 3) the Company has Undrawn Availability and Average Undrawn Availability, as defined in the PNC Facility, on the date of such distribution is made of no less than $10.0 million.

The PNC Facility contains the following financial covenants:

Leverage Ratio—The Leverage Ratio, which is measured quarterly, compares the Company’s Funded Debt, as defined in the PNC Facility, to Adjusted Earnings before Interest, Taxes, Depreciation, Amortization (EBITDA) for 12 consecutive preceding months and certain other adjustments as defined in the PNC Facility. The Company is required to maintain a Leverage Ratio of no greater than 3.30 to 1 for the fiscal quarters ended September 30, 2013, December 31, 2013 and March 31, 2014 and 2.75 to 1 for all quarters thereafter. As of December 31, 2014 and December 31, 2013, the Company’s Leverage Ratio was 0.76 to 1 and 1.47 to 1, respectively.

Fixed Charge Coverage Ratio (FCCR)—The FCCR measures the Company’s Adjusted EBITDA less unfinanced capital expenditures, dividend distributions and tax distributions and plus tax refunds, all for 12 consecutive preceding months to fixed charges, including historical debt service requirements. The Company is required to maintain a FCCR ratio of not less than 1.10 to 1. As of December 31, 2014 and December 31, 2013, the Company’s FCCR was 2.59 to 1 and 1.51 to 1, respectively.

As of December 31, 2014, the Company is in compliance with all of the obligations and financial covenants under the terms and provisions of the PNC Facility.

Supplemental Term Loan: On December 3, 2014, the Company obtained a commitment from PNC to provide an $8.0 million term loan to finance the Carolinas Acquisition (the “supplemental term loan”), which was entered into on February 3, 2015. The supplemental term loan was added to the PNC Facility and has the same terms as the PNC Term Loan including the interest rates, amortization period and financial covenants. In addition, the supplemental term loan will mature on the same date as the PNC Term Loan, which is August 6, 2018. The supplemental term loan is secured by the collateral provided in favor of PNC plus the assets purchased by the SE Subsidiary as part of the Carolinas Purchase Agreement.

Financing agreement with M&T Bank

The Company has entered into five loan agreements (collectively, the “M&T Debt”) with a bank, M&T Bank (“M&T”).

In June 2012, the Company entered into two loan agreements totaling $1.4 million for the purchase of real estate at two of the Company’s locations. The loans are collateralized with the acquired property and certain other property at the locations. The loans are payable in equal monthly installments including interest with a lump sum payment of $1.0 million due at the end of the five year term. The interest rate on the two loans is fixed for the entire term at 4.19%.

In March 2013 and in April 2013, the Company entered into two loan agreements for $0.6 million and $0.4 million, respectively. The loans are collateralized with real estate associated with two Company-operated stores purchased from two of the Company’s landlords. The loans are payable in equal monthly installments including interest with a lump sum payment of $0.4 million and $0.3 million, respectively, due at the end of the five year terms. The interest rate on each loan is fixed for the entire term at 4.28% and 4.25%, respectively.

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

In August 2013, the Company entered into a loan agreement for $3.1 million. The loan is secured by the real and personal property at the five convenience stores selling motor fuel purchased from an unrelated third party (See Note 3). The loan is payable in equal monthly installments including interest with a lump sum payment of $2.0 million due at the end of the five year term. The interest rate on the loan is fixed for the entire term at 4.79%.

The M&T Debt contains the same financial covenants as the PNC Facility as described above. In addition, the August 2013 loan agreement as described above contains one additional financial covenant, the M&T Debt Service Coverage Ratio, comparing adjusted store EBITDA for the five acquired stores as defined in the loan agreement. The Company is required to maintain an M&T Debt Service Coverage Ratio, measured on a trailing 12 month basis, of not less than 1.25 to 1. As of December 31, 2014 and 2013, the Company’s M&T Debt Service Coverage Ratio was 5.26 to 1 and 4.77 to 1, respectively.

As of December 31, 2014, the total M&T Debt was $5.0 million. The Company is in compliance with all of the obligations and financial covenants under the terms and provisions of the M&T Debt at December 31, 2014.

Certain Other Financing Agreements

Sellers Note: On August 6, 2013, and as described in Note 3, the SE Subsidiary issued to the sellers the Sellers Note. The Sellers Note does not bear interest, and is repayable in installments over a period of 24 months until it matures on August 6, 2015. After receiving the consent of PNC, a second lien on the assets and rights of the Company was given to an affiliate of the Sellers. The rights in the Sellers Note, including the second lien security interest, were transferred to an affiliate of the Sellers. As of December 31, 2014 and 2013 the outstanding balance on the Sellers Note was $3.5 million and $4.2 million, respectively.

Sweet Oil Seller Note: In connection with a 2007 acquisition, the Company issued a $5.5 million promissory note (the “Sweet Oil Seller Note”) to the seller. The balance for the Sweet Oil Seller Note was $0.8 million as of December 31, 2013. The Sweet Oil Seller Note was paid in full as of December 31, 2014 and the seller released all liens which it had in assets of the Company related to the Sweet Oil Seller Note.

Insurance Premium Notes: During the ordinary course of business, the Company finances insurance premiums with notes payable. These notes are generally entered into for a term of 18 months or less. The balances due for these notes payable were $0.5 million and $1.0 million as of December 31, 2014 and 2013, respectively. Total scheduled future principal payments, required under the note agreements, excluding the PNC Line of Credit, are as follows:

As of December 31, 2014	Amount
(in thousands)
2015	$7,656
2016	3,645
2017	4,625
2018	22,150

$38,076

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

In connection with the PNC Facility, the M&T Debt and other debt, deferred financing costs of $1.3 million and $1.9 million were incurred and capitalized as of December 31, 2014 and 2013, respectively. Amortization of deferred financing costs was $0.5 million, $0.5 million and $0.4 million for the years ended December 31, 2014, 2013 and 2012, respectively. Such amounts are classified as a component of interest expense in the accompanying consolidated statements of operations.

11. Commitments and Contingencies

Environmental Liabilities and Contingencies

The Company is responsible for certain environmental costs and legal expenses arising in the ordinary course of business. See Note 12 for further discussion.

Asset Retirement Obligation

The Company recognizes the future cost to remove an underground storage tank over the estimated remaining useful life of the underground storage tank. A liability for the fair value of an asset retirement obligation with a corresponding increase to the carrying value of the related long-lived asset is recorded at the time an underground storage tank is installed. The Company amortizes the amount added to equipment and recognizes accretion expense in connection with the discounted liability over the remaining life of the respective underground storage tanks. The accretion of the asset retirement obligation is recorded in interest expense in the accompanying consolidated statements of operations.

The estimated liability is based upon the Company’s historical experience in removing underground storage tanks, estimated tank useful lives, external estimates as to the cost to remove the tanks in the future and federal and state regulatory requirements. The liability is discounted using an 8% discount rate. The Company annually re-evaluates its asset retirement obligations and revisions to the liability could occur due to changes in estimates of tank removal costs or timing, tank useful lives or whether federal or state regulators enact new guidance on the removal of such tanks. The noncurrent portion of the asset retirement obligation is included in long-term liabilities in the accompanying consolidated balance sheets.

A reconciliation and roll forward of the Company’s liability for the removal of its underground storage tanks is as follows:

	2014	2013
	(in thousands)
Beginning Balance as of January 1,	$7,073	$5,274
Additions	185	1,584
Accretion expense	434	339
Adjustment	(101)	—
Retirement of tanks	(205)	(124)

Ending Balance as of December 31, (*)	$7,386	$7,073

(*)	$45,000 and $8,000 were recorded to accrued expenses and other current liabilities in the accompanying consolidated balance sheets at December 31, 2014 and 2013, respectively.

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Operating Leases

The Company leases the majority of the convenience stores it operates, certain offices and certain equipment. Total rent expense associated with these operating leases for the years ended December 31, 2014, 2013 and 2012, was $43.7 million, $30.3 million and $21.2 million, respectively. Total rent expense noted above includes the impact of amortization of favorable and unfavorable leases assumed with the acquisition discussed in Note 3. The effect of amortizing the favorable and unfavorable leases was a reduction of rent expense totaling $0.4 million, $0.2 million and $0 for the years ended December 31, 2014, 2013 and 2012, respectively. The leases contain escalation clauses and renewal options as outlined in the agreements. Certain of the Company’s leases also require contingent rental payments based on fuel sales. Such amounts are not material for the periods presented.

The future minimum cash rental payments required under these leases that have initial or remaining non-cancelable terms in excess of one year as of December 31, 2014, are as follows:

As of December 31, 2014	Amount
(in thousands)
2015	$40,784
2016	36,110
2017	35,078
2018	33,256
2019	31,881
Thereafter	193,269

$370,378

Sublease Arrangements

The Company has sublet certain properties which are accounted for as operating subleases. Total operating sublease income for the Company was approximately $4.5 million, $4.1 million and $3.9 million for the years ended December 31, 2014, 2013 and 2012, respectively. Sublease income is included in other revenues in the accompanying consolidated statements of operations. The future minimum cash payments to be received under these subleases that have initial or remaining non-cancelable terms in excess of one year as of December 31, 2014, are as follows:

As of December 31, 2014	Amount
(in thousands)
2015	$3,694
2016	3,199
2017	2,901
2018	2,558
2019	2,047
Thereafter	3,882

$18,281

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Capital Leases

The Company leases certain equipment under capital lease arrangements. The gross value of the assets under capital lease was $11.9 million and $8.0 million as of December 31, 2014 and 2013, respectively. Accumulated amortization related to assets under capital lease was $6.1 million and $5.4 million as of December 31, 2014 and 2013, respectively. Interest expense related to those leases was $0.2 million, $0.1 million and $0.1 million for the years ended December 31, 2014, 2013 and 2012, respectively.

The future minimum cash payments to be paid under these leases that have initial or remaining non-cancelable terms in excess of one year as of December 31, 2014, are as follows:

As of December 31, 2014	Amount
(in thousands)
2015	$1,523
2016	1,348
2017	892
2018	785
2019	667
Thereafter	56

Total Future Debt Payments	$5,271

Less Interest and Current Portion:
Interest portion	$(568)
Current portion	(1,292)

$3,411

Fuel Vendor Agreements

The Company enters into fuel supply contracts with various major fuel suppliers. These fuel supply contracts have expiration dates at various times through December 31, 2021. In connection with certain of these fuel supply and related incentive agreements, the Company received upfront payments and other vendor assistance payments for rebranding costs and other incentives. If the Company defaults under the terms of any contract, including not purchasing committed fuel purchase volume, or terminates any supply agreement prior to the end of the applicable term, the Company must reimburse the respective fuel supplier for the unearned unamortized portion of the payments received to date. The payments are amortized and recognized as a reduction to fuel cost of revenues using the specific amortization periods based on the term of each agreement either using the straight-line method or based on fuel volume purchased. The amount of the unamortized balance liability was $3.6 million and $4.7 million as of December 31, 2014 and 2013, respectively. The legal liability period in these fuel supply agreements can extend beyond the amortization period used for book purposes. As of December 31, 2014, the Company is in compliance with all of its fuel vendor agreements.

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Purchase Commitments

In the ordinary course of business, the Company has entered into agreements with suppliers to purchase inventories for varying periods of time. The Company’s fuel vendor agreements with suppliers require minimum volume purchase commitments of branded and unbranded gasoline and distillates annually. The future minimum volume purchase requirements under the existing supply agreements are based on gallons, with a purchase price at prevailing market rates for wholesale distributions. If the Company fails to purchase the required minimum volume during a contract year, the underlying supplier’s exclusive remedies (depending on the magnitude of the failure) are either termination of the supply agreement and/or a financial penalty per gallon based on the volume shortfall for the given year. Based upon the Company’s current and future expected purchases, the Company does not anticipate incurring penalties for volume shortfalls.

The total future minimum gallon volume purchase requirements from fuel vendors are as follows:

As of December 31, 2014	Gallons
(in thousands)
2015	307,360
2016	304,028
2017	295,239
2018	286,494
2019	220,847
Thereafter	417,178

Total	1,831,146

Merchandise Vendor Agreements

The Company enters into various merchandise product supply agreements with major merchandise vendors. These major vendors supply a significant portion of the Company’s merchandise supply. The Company receives incentives for agreeing to exclusive distribution rights for the suppliers of certain supplies. As of December 31, 2014, the Company is in compliance with all of its merchandise vendor agreements.

Legal Matters

In September 2012, the Company negotiated a settlement agreement with current and former employees related to certain alleged wage and hour violations. The amount of the settlement totaled $0.4 million and was accrued at year end. The Company paid this settlement in January 2013. In April 2013, the Company negotiated a settlement with current and former employees related to certain alleged wage and hour violations in a second Connecticut class action lawsuit. The settlement received court approval on August 5, 2013 and the Company paid the $0.2 million settlement in August 2013.

On June 29, 2014, the Company, ACS, LLC and ARKO entered into a settlement agreement with Holdings and certain related parties to resolve the repayment of the outstanding debt of Holdings to the Company and disputes between the parties in legal proceedings. See Note 13 for further discussion (the “Settlement Agreement”).

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

General—The Company is also a party to various other legal actions, as both plaintiff and claimant, in the ordinary course of business. The Company’s management believes that these other actions are routine in nature and incidental to the operation of its business. The Company’s management’s present judgment, with support from legal counsel, is that the ultimate resolution of these matters will not have a material adverse impact on its business, financial condition, results of operations and cash flows.

12. Environmental Liabilities and Contingencies

The Company is subject to certain federal and state environmental laws and regulations associated with convenience store sites where they store and sell fuel and other petroleum products.

Costs incurred to comply with federal and state environmental regulations are accounted for as follows:

•	Annual payments for registration of underground storage tanks are recorded as prepaid expenses when paid and expensed throughout the year.

•	Environmental compliance testing is expensed as incurred.

•

Payments for upgrading and installing corrosion protection for tank systems and installation of leak detectors and overfill/spill devices are capitalized and depreciated over the expected useful life of the equipment.

•

Costs for removal of underground storage tanks located at the Company’s convenience stores and selected dealer locations are classified under the Asset Retirement Obligation section as described in Note 11.

•

A liability for the Company’s future remediation costs and related legal costs of contaminated sites related to underground storage tanks as well as other exposures, is established when such losses are probable and reasonably estimable. Reimbursement for these expenses government funds or from insurance companies is recognized as a receivable. The liabilities and receivables are not discounted to their present value. The adequacy of the liability is evaluated by a third party at least semiannually and adjustments are made based on updated experience, changing environmental conditions and changes in government policy.

As of December 31, 2014 and 2013, the Company’s environmental obligations totaled $13.8 million and $14.6 million, respectively. These amounts are recorded as environmental liabilities in the accompanying consolidated balance sheets. Environmental reserves have been established on an undiscounted basis based upon internal and external estimates in regard to each site. It is reasonably possible that these amounts will be adjusted in the future due to changes in estimates of environmental remediation costs, the timing of the payments or whether the federal and/or state regulations in which the Company operates, and which deal with the environment, will be amended.

The Company maintains certain environmental insurance policies and participates in various state Underground Storage Tank funds that entitle the Company to be reimbursed for environmental loss mitigation. Estimated amounts that will be recovered by the Company from its insurance policies and various state funds for the exposures totaled $9.0 million and $9.7 million

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

as of December 31, 2014 and 2013, respectively, and are recorded as environmental receivables in the accompanying consolidated balance sheets.

The undiscounted amounts of future estimated payments and anticipated recoveries from insurance policies and various state funds as of December 31, 2014, are as follows:

As of December 31, 2014	Payments	Recoveries	Net Obligations
	(in thousands)
2015	$2,995	$1,282	$1,713
2016	3,020	1,977	1,043
2017	2,318	1,722	596
2018	1,696	1,311	385
2019	1,262	941	321
Thereafter	2,479	1,810	669

Total Future Payments and Recoveries	$13,770	$9,043	$4,727

13. Related Party Transactions

Related Party Receivables

In 2003, Holdings had issued promissory notes to the Company which totaled $5.0 million, as of December 31, 2013. These notes did not bear interest, were all due in 2013 and could have been prepaid in full or in part at any time until their due date without penalty. Prior to the August 2014 Settlement Agreement described below, no payments had been made by Holdings to the Company related to these notes and they were classified as noncurrent due to delays in payment as of December 31, 2013.

Additionally, the Company had previously made estimated income tax and other payments as well as received income tax refunds and other amounts on behalf of Holdings. During 2013, the Company began withholding the $25,000 monthly distribution due to Holdings and began applying the withheld payments to the accounts receivable balance from Holdings. The accounts receivable balance due from Holdings for this net activity at December 31, 2014 and 2013 was zero and $2.3 million, respectively.

Settlement Agreement

On June 29, 2014, the Company, ACS, LLC, Holdings and certain of their respective affiliates, entered into a settlement agreement which, among other things, resolved the repayment of the outstanding debt of Holdings to the Company and certain disputes between various parties in the legal proceedings.

On August 18, 2014, after the fulfillment of all the conditions to the completion and implementation of the terms of the Settlement Agreement, the Settlement Agreement came into force and the following Agreements, among others, were signed and came into force:

Promissory Note Receivable: A new noninterest bearing promissory note in the amount $7.1 million was signed by Holdings (the “Promissory Note”) and payable to the Company.

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Amended LLC Agreement: An amended and restated limited liability company agreement that regulates the rights between the holders of the membership units of the Company was signed between ACS, LLC and Holdings (the “Amended LLC Agreement”). The main points of the Amended LLC Agreement are stated below:

•

ACS, LLC purchased 1,236.49 class C member units (which were converted into class B member units) from Holdings resulting in ACS, LLC owning all class B member units (a 75% interest in the common membership units and voting rights of the Company) and Holdings owning all class C membership units (a 25% interest in the common membership units and voting rights of the Company).

•

The Company’s 15,000,000 class A preferred membership units and 22,500,000 class D preferred membership units were converted into 37,500,000 of new preferred member units (the “new preferred member units”) and ACS, LLC and Holdings each hold 50% of the new preferred member units which are entitled to a distribution of $37.5 million in preferred return and a return in an amount of 8.75%, compounded semi-annually, and guaranteed for a period of two years.

•

The Board of Managers of the Company will examine and approve whether the Company has distributable cash (“Distributable Cash”). Distributable Cash would be used, for the payment of the preferred return of the new preferred member units, in a ratio of 50%-50% (or the class A and class D preferred membership units, in a ratio of 51%-49%, as applicable) until payment of all of the amounts, when the distribution and amount of the distribution, if any, subject to the discretion of the Board of Managers of the Company and the restrictions and provisions determined with regard to making the aforesaid distributions in agreements to which the Company is party to, including the restrictions stated in Note 14 below.

•

ACS, LLC and Holding have agreed to advance the Company up to $35.0 million in equal shares as member loans in order to finance certain specific acquisitions set forth in the Amended LLC Agreement, including the potential acquisition of 163 convenience stores described in Note 20 below.

•

A Registration Rights Agreement was signed by the Company, ACS, LLC and Holdings. According to this Registration Rights Agreement, on the date of an initial public offering of Company’s securities, if any, each of the holders of the membership units will have the right to require that the Company register the membership units held by them pursuant to the securities laws of the United States and include them within the framework of the future listing of the Company’s membership units, on the terms provided in the Registration Rights Agreement.

On March 13, 2015, ARKO and Holdings issued loans to the Company to fund the acquisition of 42 fuel stations and convenience stores. See Note 20 for additional discussion.

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Balances outstanding with related parties as of December 31, 2014 and 2013 are as follows:

As of December 31,	2014	2013
	(in thousands)
Other current assets
Due from ARKO	$—	$176
Noncurrent assets
Due from Holdings*	7,133	7,286
Current liabilities
Due to ARKO	(115)	—

	$7,018	$7,462

(*)

As discussed above, on August 18, 2014 Holdings issued a new noninterest bearing promissory note in the amount $7.1 million. This note satisfied in full the $5.0 million promissory notes from Holdings and other receivables from Holdings of $2.3 million also described above.

Management Agreement

In September 2011, the Company entered into a management agreement, which was subsequently amended, with an entity owned by the Company’s Chief Executive Officer (CEO) whereby the Company would pay that entity a fee of $25,000 per month, as compensation for the services provided by the CEO, through November 30, 2014. Pursuant to an amendment to the management agreement, beginning December 1, 2014, the Company pays such entity a fee of $46,875 per month as compensation for the services provided by the CEO. The management agreement also requires the Company to pay certain travel and other living expenses. No amounts were due this entity at December 31, 2014 and 2013. Expenses associated with this agreement are reported in general and administrative expenses within the consolidated statements of operations and totaled $0.3 million per year for the years ended December 31, 2014, 2013 and 2012, respectively.

14. Redeemable Units and Members’ Equity

As of December 31, 2014 and 2013, the membership units authorized, issued and paid are as follows:

As of December 31, 2014	Units
Class B member units	10,990
Class C member units	3,664
New preferred member units	37,500,000

As of December 31, 2013	Units
Class A preferred member units	15,000,000
Class B member units	9,754
Class C member units	4,900
Class D preferred member units	22,500,000

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

From inception through August 18, 2011, the Company had only 100 membership units which were owned by Holdings. On August 18, 2011, through ACS, LLC, a company owned at that time by the controlling shareholders of ARKO, Messrs. Arie Kotler and Morris Willner, entered into an agreement with the Company and Holdings in the context of which ACS, LLC invested $15.0 million in the Company in exchange for 15,000,000 Class A preferred membership units of the Company and 5,100 Class B membership units of the Company, which represented, at that time, 51% of the voting rights in the Company (the “Member Interest Purchase Agreement”). In conjunction with this investment, ACS, LLC and Holdings entered into the Third Amendment and Restatement of the LLC Agreement of GPM Investments, LLC (the “LLC Agreement”). In conjunction with this transaction, Holdings, converted its 100 membership units of the Company into 4,900 Class C membership units, which represented, at that time, 49% of the voting rights in the Company. Additionally, loans of Petro Group Ltd and D.Y.G Trading and Marketing Ltd., an entity related to Petro Group Ltd, the indirect owner of Holdings, with a debt balance as of that date of approximately $12.8 million, were transferred and endorsed to Holdings and were converted to 22,500,000 Class D preferred membership units of the Company which was held by Holdings. The Class B and Class C membership units include voting rights and the Class A and Class D membership units were entitled to a preferred return on account of the membership units as stipulated in the LLC Agreement.

On August 1, 2013, (to fund the capital call demand, in the total amount of $12.5 million for the acquisition detailed in Note 3), ACS, LLC, infused a total of $6.4 million, which was the full requirement of ACS, LLC under the capital call demand, against the allocation of additional 2,125 Class B membership units of the Company, and an additional amount of $6.1 million, which represented the full requirement of Holdings, which held as of that date 49% interest in the common membership units and the voting rights of the Company and voting rights, under the capital call demand, against the allocation of an additional 2,042 Class B units of the Company which represented a dilution in Holding’s common membership units and voting rights (Class C), all in accordance with the mechanisms set out in the LLC Agreement.

On August 6, 2013, ACS, LLC informed the Company and Holdings that Holdings was required to indemnify ACS, LLC for damages incurred by ACS, LLC as a result of Holdings non-compliance with the Member Interest Purchase Agreement. As a result ACS, LLC activated its right to allocate additional 487 Class B membership units of the Company for an amount equal to approximately $0.5 million of the indemnifiable amount. Accordingly, the allocations of the additional Class B membership units, resulted in ACS, LLC holding a 66.56% interest in the common membership units and voting rights of the Company through August 2014.

Pursuant to the Settlement Agreement, as described in Note 13 above, as of December 31, 2014 ACS, LLC holds 75% of the common membership units and voting rights of the Company and Holdings holds 25% of the common membership units and voting rights of the Company and ACS, LLC and Holdings each hold 50% of the new preferred member units.

Rights accompanying membership units

Under the LLC Agreement, and up until the August 2014 Settlement Agreement, the Class A and Class D member units were entitled to a preferred return of 8.75%. To the extent that there was Distributable Cash, as defined in the LLC Agreement, and approved by the Company’s Board of Managers, the Class A members were entitled to distributions, on a semiannual or more frequent basis, of 51% of the Distributable Cash and the Class D members were entitled to distributions of

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

49% of the Distributable Cash. Such Distributable Cash is applied first to the preferred return and then to the capital contributed by each class up to the amount contributed by each Class. Payments of Distributable Cash to the Class A and Class D units were to continue until the Class A and Class D membership units were repaid in full together with a preferred return of 8.75% at which point the Class A and Class D units were to be considered redeemed.

The Company’s new preferred member units, as discussed in Note 13, are entitled to a distribution of $37.5 million in preferred return and a return in an amount of 8.75%, compounded semi-annually guaranteed for a period of two years. Upon payment of all preferred return, the new preferred member units are to be considered redeemed. Additionally, ACS, LLC can, at its option, require the Company to redeem the units held by Holdings.

As agreed to in the Amended LLC Agreement, the Board of Managers of the Company will be composed of seven members, five members to be appointed by the holders of the Class B membership units (two of which manager positions are vacant as of the date of these financial statements) and two members to be appointed by the holders of the Class C membership units. As of December 31, 2014, there were no Class A or Class D units issued and outstanding (all Class A and Class D units were converted to 37,500,000 new preferred member units, as further discussed in Note 13 above). As of December 31, 2013, there were 15,000,000 and 22,500,000 Class A and Class D units issued and outstanding, respectively.

15. Fair Value Measurements and Financial Instruments

The Company utilizes fair value measurement guidance prescribed by accounting standards to value its financial instruments. The guidance specifies a three-level hierarchy that is used when measuring and disclosing fair value. The fair value hierarchy gives the highest priority to quoted prices available in active markets (i.e., observable inputs) and the lowest priority to data lacking transparency (i.e., unobservable inputs). An instrument’s categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation. The following is a description of the three hierarchy levels.

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2: Inputs to the valuation methodology include quoted market prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets of liabilities in inactive markets, and inputs that are observable for the asset of liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value adjustment.

Transfers into or out of any hierarchy level are recognized at the end of the reporting period in which the transfers occurred. There were no transfers between any levels in 2014, 2013 or 2012.

The fair value of the Company’s cash and cash equivalents, restricted cash, trade and other accounts receivable, accounts payable and accrued liabilities approximated their carrying values as of December 31, 2014 and 2013 due to the short-term maturity of these instruments.

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

The fair value of the Company’s long-term debt approximated its carrying value as of December 31, 2014 and 2013 due to the frequency with which interest rates are reset based on changes in prevailing interest rates. The fair value of debt, classified as a Level 2 measurement, was estimated by discounting future cash flows at estimated current cost of funding rates, which incorporate the credit risk of the Company.

16. Defined Contribution Plans

The Company has a 401(k) retirement plan for its employees providing eligibility for primarily all full-time employees with at least one year of service. Employees may contribute up to 75% of eligible wages as defined in the plan, subject to limitations defined in the plan and applicable law. The Company contributes a matching contribution according to the plan, subject to applicable law. The Company’s expense for matching contributions was approximately $96,000, $62,000 and $43,000 for the years ended December 31, 2014, 2013 and 2012, respectively.

17. Segment Reporting

Segment information is prepared on the same basis that our chief operating decision maker reviews financial information for operational decision-making purposes. The Company’s operating segments, which are also the reporting segments are the retail segment and the wholesale segment. The Company defines segment earnings as operating income.

The Retail segment includes the operation of a chain of retail stores which include convenience stores selling fuel products and other merchandise to retail customers. At its Company-operated convenience stores, the Company owns the merchandise and fuel inventory and employs personnel to manage the store.

The Wholesale segment supplies fuel to independent dealers, sub-wholesalers and bulk purchasers, on either a cost plus or consignment basis. For consignment arrangements, the Company retains ownership of the fuel inventory at the site, is responsible for the pricing of the fuel to the end consumer and shares the gross profit with the independent outside operators.

Assets and liabilities are not assigned to any particular segment, except for goodwill as described in Note 8, but rather, managed at the consolidated level. Additionally, there are no material inter-segment transactions. All segment revenues are generated from domestic sites within the United States and all assets are within the United States.

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

In the following table the “Other” column includes overhead costs and other expenses not allocated to the two segments; as well as, minor other income items including income received from management services provided to the Sellers of the Southeast Operations (as described in Note 3) and sublease income from non-dealer sites.

For year ended December 31, 2014	Retail	Wholesale	Other	Total
	(in thousands)
Revenues
Fuel revenue	$1,246,467	$207,277	$—	$1,453,744
Merchandise revenue	464,812	—	—	464,812
Other revenues, net	17,376	3,387	2,690	23,453

Total revenues	1,728,655	210,664	2,690	1,942,009

Operating income	52,251	2,477	(40,204)	14,524
Interest expense				3,861
Net Income				$10,663

For year ended December 31, 2013	Retail	Wholesale	Other	Total
	(in thousands)
Revenues
Fuel revenues	$969,964	$209,378	$—	$1,179,342
Merchandise revenues	317,352	—	—	317,352
Other revenues, net	11,639	3,231	658	15,528

Total revenues	1,298,955	212,609	658	1,512,222

Operating income	27,959	2,418	(26,585)	3,792
Interest expense				2,686
Net Income				$1,106

For year ended December 31, 2012	Retail	Wholesale	Other	Total
	(in thousands)
Revenues
Fuel revenue	$787,167	$211,345	$—	$998,512
Merchandise revenue	226,511	—	—	226,511
Other revenues, net	6,786	3,135	588	10,509

Total revenues	1,020,464	214,480	588	1,235,532

Operating income	27,210	1,922	(19,214)	9,918
Interest expense				2,004
Net income				$7,914

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

18. Store Operating Expenses

Store operating expenses consists of the following:

For the years ended December 31,	2014	2013	2012
	(in thousands)
Salaries and wages	$70,795	$47,998	$32,043
Rent	42,965	29,729	20,793
Credit card fees	23,028	17,267	13,566
Utilities, upkeep and taxes	17,379	12,648	8,339
Repairs and maintenance	10,303	6,740	4,124
Insurance	7,646	5,230	4,350
Other store operating expenses	16,534	10,245	7,792

Total store operating expenses	$188,650	$129,857	$91,007

19. General and Administrative Expenses

General and administrative expenses consists of the following:

For the years ended December 31,	2014	2013	2012
	(in thousands)
Professional and legal expense	$2,138	$1,548	$2,376
Salaries and wages	16,703	10,063	7,234
Rent	748	542	403
Insurance	2,052	1,427	650
Other general and administrative	4,364	3,419	2,716

Total general and administrative expense	$26,005	$16,999	$13,379

20. Subsequent Events

The Company has evaluated subsequent events through April 17, 2015. Other than the events described below, no other events were identified that required recognition or disclosure in the consolidated financial statements.

Carolinas Acquisition

On December 23, 2014, the Company entered into an asset purchase agreement (the “Carolinas Purchase Agreement”) with an unrelated third party, to purchase eight gas stations and convenience stores (including the fee ownership of the real estate of these sites) located in North Carolina and South Carolina. The purchase price was $8.0 million, plus the cost of inventory, of which $8.0 million was financed by the supplemental term loan from PNC and the remainder was financed through the Company’s line of credit. The transaction was closed on February 3, 2015.

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Road Ranger Acquisition

On December 12, 2014, the Company signed an asset purchase agreement with third parties unrelated to the Company (the “Road Ranger”), which was amended on March 12, 2015 for the acquisition of 42 gas stations and convenience stores, all of which are self-operated sites, and one stand-alone quick service restaurant (“the acquired operation”) in Illinois, Iowa, and Kentucky in the Midwest of the United States (the “Road Ranger APA”).

Pursuant to the Road Ranger APA the Company was granted an option to purchase an additional location owned by the Road Ranger Sellers for a period of 6 months from the closing date and a right of first refusal to purchase such location for a period of 10 years.

Additionally, on March 4, 2015, the Company entered into an agreement with an unrelated third party, to sell and lease back two real estate properties which would be acquired as part of the above transaction (the “sale-leaseback transaction”). Per the sale-leaseback transaction, the Road Ranger Sellers will sell the two properties directly to the unrelated third party for an amount of $7.2 million, which will be credited to the purchase price under the Road Ranger APA, and the Company will lease back those properties for a period of 20 years, with an option for 6 additional lease extension periods of 5 years each. The lease agreements will also contain rights of first refusal to acquire the real estate properties.

This transaction closed on March 20, 2015. Consideration for the acquisition, including all adjustments stipulated in the Road Ranger APA, was approximately $37.3 million, plus the cost of inventory on the closing date and the amount of cash remaining at the convenience stores. The cost of inventory was financed by the Company’s current PNC line of credit. The remaining consideration of approximately $30.0 million was financed through related-party loans, provided by ARKO and Holdings to the Company in accordance with the ratio of their direct and indirect holdings in the common units and the voting rights in the Company (75% ARKO—two loans totaling $22.5 million and 25% Holdings—two loans totaling $7.5 million).

Midwest Acquisition

Acquisition of 163 convenience stores—On February 11, 2015, the Company entered into an agreement (the “Midwest Acquisition Agreement”) pursuant to which it will acquire 100% of the capital stock of the US corporation (the “Acquired Corporation”), which operates through its subsidiaries, 163 convenience stores (the “acquired sites”), located in the States of Indiana, Ohio, Michigan and Illinois. The seller owns the entities with whom the Company entered into the Southeast Acquisition as described in Note 3 above.

While management does not expect the terms below to be substantially different than what will be included in the final purchase price, this transaction has not been consummated as of the date of issuance. As the transaction has not been consummated, the Company did not complete the valuation of the fair value of the business acquisition consideration, the fair value of assets and liabilities acquired and the goodwill resulting from the acquisition.

The Company will pay approximately $59.5 million (the “Consideration”). Of that amount approximately $34.5 million will be paid in cash on the closing date, subject to certain adjustments. The Company intends to finance the cash portion of the aforesaid acquisition, by means of loans that will be given in equal shares (50%-50%) by the owners of the membership units and voting in the Company. As of the issuance date of the financial statements, the terms of the owners’ loans have not yet been determined.

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

The balance of the Consideration in the amount of $25.0 million will be paid in the following manner: (a) $5.0 million will be paid to the Seller in quarterly installments of $0.6 million each, beginning the quarter following the closing date until two years after the closing date and (b) beginning the ninth quarter after the closing date and until ten years after the closing date, the Company will deposit a total of $20.0 million into an escrow account in favor of the Seller in accordance with a quarterly payment schedule. The timing of the foregoing payments is subject to total or partial acceleration predicated on certain events. The balance of the Consideration in the amount of $25.0 million will be secured by a non-interest bearing ten-year promissory note that will be collateralized by subordinated liens on substantially all of the assets of the Company and its subsidiaries which are acting as collateral under the Company’s loan with its senior lender and which will act as collateral in connection with the acquisition financing utilized to fund transactions, including the holders of the membership units and voting rights in the Company. In addition, the note will be collateralized by a first lien on the balance of the Consideration deposited in the escrow account. If the promissory note is paid in full within five years of the closing date, the balance of the Consideration will be reduced by approximately $83,000 multiplied by the number of months from the date of the full payment until the end of the fifth year from the closing date.

This escrow account is being established based on the fact that an affiliate of the Acquired Corporation has an obligation to make payments until November 1, 2032, of approximately $0.3 million per month to a pension fund from which the affiliate of the Acquired Corporation withdrew several years ago. If that affiliate of the Acquired Corporation does not make the required pension payments, the Acquired Corporation may be required to make the payments, in whole or in part, pursuant to U.S. law. The balance of the Consideration deposited in the escrow account referred to above shall constitute the sole indemnification to which the Company will be entitled from the Seller for the pension obligation. The escrow balances may also be used to cover up to $16.2 million in certain other indemnifications provided by the Seller.

Upon acceleration due to a default on the pension fund obligation payment by the affiliate of the Acquired Corporation, the balance in the escrow account will immediately be deposited into another escrow account in favor of the Company. If at the time of acceleration the affiliate of the acquired corporation is still owned by the same parent entity as is the acquired corporation as of the time of the entering into the Midwest Acquisition Agreement, and provided that the acquired corporation receives a demand for payment of the pension fund obligation, the escrow account will be released to the Company and the Company will have no further payment obligations with respect to the funding of the escrow.

On the date when the pension obligation is less than $40.0 million, an amount equal to 50% of the monthly amount paid by the affiliate of the Acquired Corporation to the pension fund will be released to the Seller monthly out of the balance of the Consideration deposited in escrow until the whole balance of the Consideration deposited in escrow (minus any amounts reserved, or paid, for indemnification claims) is released to the Seller. Under a separate agreement to be signed on the closing date between the Company and the affiliate of the Acquired Corporation, a monthly notification is required to be provided to the Company as evidence of the monthly pension payment. The monthly escrow release as described above is subject to certain holdbacks in the event the monthly notifications described above are not received or if the monthly pension payment is otherwise not being paid.

In the event that there is a settlement with the pension fund for the payment of an agreed sum in return for a release of the future pension obligation, or if an approved corporation assumes the

GPM Investments, LLC and Subsidiaries

Notes to Consolidated Financial Statements

pension obligation, or if the pension fund obligations are otherwise covered by funds (whether through an annuity, an escrow or otherwise), the amounts in escrow will be subject to release from escrow, less and except for the $16.2 million reserved for certain other indemnification claims which shall be released based upon the expiration of the applicable statute of limitations. Funds in the escrow are subject to partial release in the event of a partial settlement/assumption or other coverage of the pension fund obligation as described above. If the Company does not make the payments of the balance of the Consideration to be deposited in escrow on time, the amounts that have not yet been paid will bear annual interest at a rate of 13%.

On the closing date, the management services agreement with respect to certain activities of the acquired corporation that was previously signed between The Company and the Seller in connection with the Southeast Acquisition, as described in Note 4 above, will be terminated.

The Midwest Acquisition Agreement states the last date for completing the transaction is to be no later than June 15, 2015.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Partners

GPM Petroleum LP

We have audited the accompanying balance sheet of GPM Petroleum LP (a Delaware limited partnership) (the “Partnership”) as of March 27, 2015 (date of inception). This financial statement is the responsibility of the Partnership’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Partnership’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of GPM Petroleum LP as of March 27, 2015 (date of inception) in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Charlotte, North Carolina

April 17, 2015

GPM PETROLEUM LP

BALANCE SHEET

as of March 27, 2015

(date of inception)

March 27, 2015

Assets
Cash	$1,000

Total Assets	$1,000

Liabilities	$—
Partners’ Capital
Limited Partners	$1,000
General Partner	—
Total Partners’ Capital	$—

Total Liabilities and Partners’ Capital	$1,000

The accompanying notes are an integral part of this financial statement.

GPM PETROLEUM LP

NOTES TO BALANCE SHEET

as of March 27, 2015

(date of inception)

1. Nature of Operations

GPM Petroleum LP (the “Partnership”) is a Delaware limited partnership formed in March 2015. GPM Petroleum GP, LLC (the “General Partner”) is a Delaware limited liability company formed in March 2015 as the general partner of the Partnership.

In March 2015, GPM Investments, LLC, a Delaware limited liability company (the “Predecessor”), agreed to contribute $1,000 to the Partnership in exchange for a 100% limited partner interest. The agreement to contribute has been recorded as a contribution receivable and is reflected in the accompanying balance sheet as a reduction to partners’ capital.

There have been no other transactions involving the Partnership as of June 30, 2015. The Partnership will ultimately receive the contribution from the Predecessor of substantially all of its wholesale motor fuel distribution business and six owned convenience store properties (the “Contributed Assets”). The General Partner and Partnership are currently wholly owned subsidiaries of the Predecessor.

The Partnership, pursuant to an initial public offering, intends to sell common units representing limited partnership interests in the Partnership. The Partnership will issue common units and subordinated units to GPM Investments, LLC and the General Partner (or their assigns) of the Partnership in consideration of their transfer of the Contributed Assets to the Partnership.

The Partnership, upon the transfer of the Contributed Assets, will be engaged primarily in the wholesale motor fuel distribution business, (i) distributing motor fuels to the Predecessor and third parties and (ii) ownership of properties and in turn, generating rental-fee income revenue from the lease of the locations to third parties.

2. Basis of Presentation

This balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America. Since the Partnership has had no activity since its inception, separate statements of income, changes in partners’ equity and cash flows have not been presented. The accompanying interim unaudited balance sheet as of June 30, 2015 is unaudited and prepared on the same basis as the audited balance sheet as of March 27, 2015 (date of inception).

3. Subsequent Events

The Partnership has evaluated events and transactions that occurred subsequent to March 27, 2015 through April 17, 2015, the date these interim financial statements were filed with the Securities and Exchange Commission.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Members

Worsley Operating Company, LLC:

We have audited the accompanying consolidated financial statements of Worsley Operating Company, LLC (a North Carolina limited liability company, formerly Worsley Operating Corporation) and subsidiaries (the Company), which comprise the consolidated balance sheets as of August 5, 2013 and March 30, 2013, and the related consolidated statements of operations, members’ equity, and cash flows for the period from March 31, 2013 to August 5, 2013 and for the year ended March 30, 2013, and the related notes to the financial statements.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Worsley Operating Company, LLC as of August 5, 2013 and March 30, 2013, and the results of its operations and its cash flows for the period from March 31, 2013 to August 5, 2013 and year ended March 30, 2013, respectively, in accordance with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Raleigh, North Carolina

April 17, 2015

WORSLEY OPERATING COMPANY, LLC & SUBSIDIARIES

Consolidated balance sheets

(Dollar amounts shown in thousands)

	August 5, 2013	March 30, 2013
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$6,806	$5,978
Accounts receivable, net	10,423	10,449
Related party receivable	350	234
Inventories	25,621	25,286
Prepaid expenses and other current assets	4,666	2,937

TOTAL CURRENT ASSETS	47,866	44,884
PROPERTY AND EQUIPMENT, NET	35,074	34,686
OTHER ASSETS:
Goodwill	6,480	6,480
Intangible assets, net	5,975	6,172
Deferred income tax asset	—	6,816
Restricted cash	—	148
Other	5,851	5,949

TOTAL OTHER ASSETS	18,306	25,565

TOTAL ASSETS	$101,246	$105,135

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Accounts payable	$38,683	$30,806
Accrued expenses	9,706	8,435
Related party payable	6,613	6,071
Current deferred income tax liability	—	1,011
Current portion of long-term debt	8,071	7,972
Current portion of capital and finance leases	71	309

TOTAL CURRENT LIABILITIES	63,144	54,604
OTHER LIABILITIES:
Long-term debt, net of current portion	40,512	42,527
Capital and finance leases, net of current portion	121	142
Deferred rent	8,801	8,177
Other	9,392	11,329

TOTAL OTHER LIABILITIES	58,826	62,175

TOTAL LIABILITIES	121,970	116,779

Commitments and contingencies (Notes 7 and 8)
EQUITY:
Member’s equity (1,000 units and shares authorized, issued, and outstanding respectively; $0.001 par value)	—	—
Additional paid in capital	12,659	12,659
Accumulated deficit	(33,383)	(24,303)

TOTAL EQUITY	(20,724)	(11,644)

TOTAL LIABILITIES AND EQUITY	$101,246	$105,135

The accompanying notes are an integral part of these consolidated financial statements.

WORSLEY OPERATING COMPANY, LLC & SUBSIDIARIES

Consolidated statements of operations

(Dollar amounts shown in thousands)

	For the period from March 31, 2013 to August 5, 2013	For the year ended March 30, 2013
REVENUES:
Gasoline and other fuel	$218,508	$580,916
Merchandise	85,172	216,918
Other	4,109	11,008

TOTAL REVENUES	307,789	808,842

COST OF REVENUES:
Gasoline and other fuel	213,302	565,688
Merchandise and other	58,434	146,391

TOTAL COST OF REVENUES, excluding depreciation and amortization	271,736	712,079

GROSS PROFIT	36,053	96,763

Store operating expenses	33,847	93,881
General and administrative expenses	4,194	10,628
(Gain) loss on sale of property and equipment	(47)	237

LOSS FROM OPERATIONS	(1,941)	(7,983)

OTHER EXPENSE:
Interest expense	1,256	3,453
LOSS BEFORE INCOME TAXES	(3,197)	(11,436)

Income tax (expense) benefit	(5,883)	3,943

NET LOSS	$(9,080)	$(7,493)

The accompanying notes are an integral part of these consolidated financial statements.

WORSLEY OPERATING COMPANY, LLC & SUBSIDIARIES

Consolidated statements of members’ equity

(Dollar amounts shown in thousands except unit amounts)

	Member Shares/Units		Additional Paid-in Capital	Accumulated Deficit	Total
	Units	Amounts
BALANCE, March 31, 2012	1,000	$—	$12,659	$(16,810)	$(4,151)

Net loss	—	—	—	(7,493)	(7,493)

BALANCE, March 30, 2013	1,000	$—	$12,659	$(24,303)	$(11,644)

Net loss	—	—	—	(9,080)	(9,080)

BALANCE, August 5, 2013	1,000	$—	$12,659	$(33,383)	$(20,724)

The accompanying notes are an integral part of these consolidated financial statements.

WORSLEY OPERATING COMPANY, LLC & SUBSIDIARIES

Consolidated statements of cash flows

(Dollar amounts shown in thousands)

	For the period from March 31, 2013 to August 5, 2013	For the year ended March 30, 2013
Cash flows from operating activities:
Net loss	$(9,080)	$(7,494)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	2,964	8,177
Deferred income taxes	5,805	(4,088)
Accretion of asset retirement obligation	54	134
Interest on paid-in-kind note payables	877	725
(Gain) loss on sale of assets	(47)	237
Asset impairment	—	1,623
Change in other assets and liabilities:
Accounts receivable	(90)	7,159
Inventories	1,055	103
Accounts payable	7,327	(3,236)
Accrued expenses	1,209	1,966
Prepaid expense and other	(3,063)	2,017

Net cash provided by operating activities	7,011	7,323

Cash flows from investing activities:
Acquisition of Breadbox, net of cash acquired	(2,900)	—
Purchases of property and equipment	(898)	(8,389)
Proceeds from sale of property and equipment	131	521

Net cash used in investing activities	(3,667)	(7,868)

Cash flows from financing activities:
Principal payments on debt	(1,968)	(3,238)
Repayments of revolving credit facility	(40,588)	(97,100)
Borrowings under revolving credit facility	39,725	100,798
Principal payments on capital leases	(451)	(306)
Decrease (increase) in restricted cash	148	2
Proceeds from debt borrowings	642	852
Deferred financing costs	(24)	(45)

Net cash (used in) provided by financing activities	(2,516)	963

Net decrease in cash and cash equivalents	828	418
Cash and cash equivalents at beginning of period	5,978	5,560

Cash and cash equivalents at end of period	$6,806	$5,978

Supplemental disclosures of cash flow information:
Cash paid for interest	441	1,693
Cash paid for income taxes	78	145

The accompanying notes are an integral part of these consolidated financial statements.

WORSLEY OPERATING COMPANY, LLC & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts shown in thousands)

1. Nature of Operations and Organization

Worsley Operating Company, LLC (WOC or the Company), a wholly owned subsidiary of VPS Convenience Store Group (VPS or the Parent), and a North Carolina limited liability company, is engaged primarily in the operation of convenience stores and truck stops. As of August 5, 2013, and March 30, 2013, WOC owned and operated 263 and 246 convenience stores, respectively, in North Carolina, South Carolina, Tennessee and Virginia. WOC owns 100% of WOCSC, LLC (WOCSC), Palm Food Stores, LLC (Palm), LSF5 Cavalier Investments, LLC (VAO), and Financial Express Money Order Company (FEMOC). FEMOC was established in November 2009, for the primary purpose of processing money orders for WOC. In addition, VPS is a wholly owned by a fund controlled by Sun Capital Partners. Prior to July 30, 2013, the Company was known as Worsley Operating Corporation and was taxed as a corporation. On July 30, 2013, the Company converted to a limited liability company and became a disregarded entity.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) as if WOC operated on a standalone basis for the periods presented. The statements include assets, liabilities, and general corporate expenses that are directly related to WOC’s operations. Such amounts were allocated using the specific identification method. The financial statements also include an allocation of general corporate expenses of the Parent, such as payroll and overhead expenses for executives, accounting, IT, and marketing. Amounts were allocated based on the store count of each entity at period end. Management believes the allocation methods used are reasonable.

Principles of Consolidation

As a wholly owned subsidiary of VPS, the accounts of WOC are consolidated within the annual financial statements of VPS. The financial statements of WOC have been presented on a standalone basis. All significant intercompany accounts and transactions of WOC and its subsidiaries have been eliminated.

Accounting Period

The Company’s fiscal year ends on the Saturday closest to March 31 of each calendar year. Fiscal year 2013 included 52 weeks. The period ended August 5, 2013 included approximately 18 weeks.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as cash and short-term investments with original maturities of three months or less. Beginning 2013, insurance coverage per depositor at each financial institution reverted to $250, and the Company’s non-interest bearing cash balance may exceed federally insured limits.

WORSLEY OPERATING COMPANY, LLC & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts shown in thousands)

Accounts Receivable

At each balance sheet date, the Company assesses its need for an allowance for potential losses in the collection of its receivables. Receivables are typically due within 30 days and are stated as amounts due. Accounts that are outstanding longer than the payment terms are considered past due. As its receivables are typically from credit card companies, vendors and dealers in the ordinary course of business, the Company has not experienced significant write-offs. Accounts receivable consisted of the following at August 5, 2013, and March 30, 2013:

	8/5/2013	3/30/2013
Credit card receivables	$5,559	$5,704
Vendor receivables	2,675	2,477
Fuel and tax receivables	720	850
Other	1,510	1,486
Less—allowance for doubtful accounts	(41)	(68)

Total accounts receivable, net	$10,423	$10,449

Inventories

Inventories are stated at the lower of cost or market. Inventory cost is determined based on average cost using the first-in, first-out (FIFO) basis, which approximates the actual cost of the inventory. The Company periodically reviews inventory for obsolescence and records a change to cost of revenues for any amounts required to reduce the carrying value of inventories to the net realizable value. Inventories consisted of the following as of August 5, 2013, and March 30, 2013:

	8/5/2013	3/30/2013
Fuel inventory	$8,459	$8,153
Convenience store merchandise	14,580	14,052
Lottery inventory	2,582	3,081

Total inventories	$25,621	$25,286

Property and Equipment

Property and equipment are carried at cost, or, if acquired through a business combination, at the fair value of the assets as of the acquisition date. Expenditures for maintenance and repairs are charged directly to expense when incurred and major improvements are capitalized. Depreciation expense, recorded within store operating expenses in the statements of operations, was $2,743 and $7,445 for the periods ended August 5, 2013, and March 30, 2013, respectively.

WORSLEY OPERATING COMPANY, LLC & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts shown in thousands)

The Company depreciates its property and equipment using the straight-line method over the following estimated useful lives of the assets:

Estimated Useful Life
Buildings and improvements	15 to 33 years
Petroleum equipment	7 to 10 years
Store equipment	5 to 7 years
Vehicles	5 to 7 years

For leased assets, the Company depreciates those assets over the shorter of the useful life of the asset or lease term.

Property and equipment consists of the following at August 5, 2013, and March 30, 2013:

	8/5/2013	3/30/2013
Land and land improvements	$2,965	$2,908
Buildings	14,673	14,565
Equipment	45,083	42,160

Total property and equipment, gross	62,721	59,633

Less—accumulated depreciation	(27,647)	(24,947)

Total property and equipment, net	$35,074	$34,686

In connection with an impairment analysis, the Company recognized an impairment loss of $1,623 for the year ended March 30, 2013. The loss, reported within store operating expenses, represents impairment for underperforming locations for which the Company concluded poor operating results are other than temporary in nature. There were no additional impairment losses for the period ended August 5, 2013.

WORSLEY OPERATING COMPANY, LLC & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts shown in thousands)

Intangible Assets

Intangible assets were acquired in prior acquisitions and are stated at fair value as of the acquisition dates. Amortization is provided using the straight-line method of amortization over the estimated useful lives of the intangible assets. Intangible assets consisted of the following at August 5, 2013, and March 30, 2013, respectively:

	Estimated Useful Life	8/5/2013	3/30/2013
Trademark	4 to 5 years	$450	$450
Trade names	Indefinite	3,790	3,790
Operating and ground leases	1 to 44 years	2,782	2,782
Deferred financing costs	5 years	1,776	1,752
Customer relationships	10 years	70	70
Other	Indefinite	150	150

Total intangible assets		$9,018	$8,994

Less—accumulated amortization
Trademark		(379)	(364)
Operating and ground leases		(909)	(855)
Deferred financing costs		(1,740)	(1,590)
Customer relationships		(15)	(13)

Total accumulated amortization		$(3,043)	$(2,822)

Total intangible assets, net		$5,975	$6,172

Amortization of deferred financing costs was $150 and $473 for the period and year ended August 5, 2013, and March 30, 2013, respectively.

Amortization is computed using the straight-line method of amortization over the estimated useful lives of the other intangible assets. Amortization expense related to the other intangible assets was $71 and $252 for the period and year ended August 5, 2013, and March 30, 2013, respectively.

WORSLEY OPERATING COMPANY, LLC & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts shown in thousands)

Estimated amortization expense for each of the next five years and thereafter is expected to be as follows:

August 2013 - July 2014	$208
August 2014 - July 2015	201
August 2015 - July 2016	150
August 2016 - July 2017	153
August 2017 - July 2018	152
Thereafter	1,171

Total expected future amortization expense	$2,035

Impairment of Long-lived Assets

The Company evaluates the recoverability of its property and equipment and other long-lived assets and recognizes impairment of long lived assets in the event the net book value of such assets exceeds the estimated future discounted cash flows attributable to such assets or the business to which such long-lived assets relate. Impairment of $1,623 was recorded in relation to closed and underperforming locations for which the Company concluded poor operating results are other than temporary in nature at March 30, 2013. No impairment related events were identified in the period ending August 5, 2013.

Impairment of Goodwill and Indefinite Lived Intangible Assets

The Company evaluates impairment of its goodwill and indefinite-lived intangible assets on an annual basis or more frequently if circumstances indicate reporting unit carrying values may exceed their fair values. Impairment, if any, is recognized at that time through a charge to expense. The Company has selected March 30 as the date to assess impairment based on results through that date unless circumstances dictate an earlier assessment. To test impairment of goodwill and other indefinite-lived intangibles, the Company performed a qualitative assessment to determine if the fair value of its reporting units and indefinite-lived intangible assets are more likely than not greater than its carrying amount. The Company completed its impairment analyses for the periods presented, noting no impairment using the more likely than not standard.

Other Long-Term Assets

The components of other long-term assets at August 5, 2013, and March 30, 2013, are as follows:

	8/5/2013	3/30/2013
Environmental receivables	$4,757	$4,756
Deposits	1,048	1,088
Prepaid licenses and other	46	105

Total other long-term assets	$5,851	$5,949

WORSLEY OPERATING COMPANY, LLC & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts shown in thousands)

Purchase Commitments

In the ordinary course of business, the Company has entered into agreements with suppliers to purchase inventories for varying periods of time. All contracts are at prices that are not in excess of prevailing market rates and do not exceed the Company’s normal usage during a period of 12 months or less.

Vendor Rebates

The Company recognizes vendor rebates as earned, whereby the Company recognizes the rebate during the period of time in which it has completed the unit purchases specified in the vendor agreement. The Company records such rebates as a reduction of cost of revenues in the accompanying consolidated statements of operations. The Company recognized $2,239 and $7,954 of vendor rebates during the period and year ended August 5, 2013, and March 30, 2013, respectively.

Environmental Costs

Costs incurred to comply with federal and state environmental regulations are accounted for as follows:

•	Annual fees for tank registration and environmental compliance testing are expensed as incurred.

•

Expenditures for upgrading corrosion protection for tank systems and installation of leak detectors and overfill/spill devices are capitalized and depreciated over the expected useful life of the equipment.

•	Tank removal costs associated with retail stores are recorded as asset retirement obligations as described below.

•

Future remediation costs and related legal costs of contaminated sites related to underground storage tanks and other exposures are estimated and an undiscounted liability is established when such losses are probable and can be reasonably estimated.

•	Amounts to be reimbursed from state trust funds or insurance companies are recognized as a receivable.

Asset Retirement Obligation

The Company records an asset retirement obligation for the ultimate removal of underground storage tanks at each of the applicable convenience store locations. This liability is recorded over the estimated useful life of the storage tanks. The liability is based on management’s estimates of estimated tank useful lives, external costs to remove the tanks in the future and anticipated federal and state regulatory requirements. The obligation is a discounted liability using a credit-adjusted risk-free rate as of the date the liability is recognized. The Company reevaluates its established obligations annually and revisions to the liability could occur due to changes in estimates of tank removal costs or timing, tank useful lives or if federal and/or state regulators enact new guidance on the removal of such tanks.

WORSLEY OPERATING COMPANY, LLC & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts shown in thousands)

As underground storage tanks are installed, a liability for the fair value of an asset retirement obligation with a corresponding increase to the carrying value of the related long-lived asset will be recorded. The Company amortizes the amount added to property and equipment and recognizes accretion expense in connection with the discounted liability over the remaining life of the respective underground storage tanks.

Revenues and Revenue Recognition

The Company recognizes revenues at the time that the cash or credit card payment is received from the customer for retail sales transactions, which includes sales of lottery tickets. Included in the gasoline revenues and cost of revenues are excise taxes of approximately $14,787 and $38,407 for the period and year ended August 5, 2013, and March 30, 2013, respectively. The Company recognizes revenue on rebates and gains in the period earned. Any vendor rebates paid in advance are deferred and recognized in the period earned based on the contract terms. The Company presents all other non-income government-assessed taxes (sales, use and value added taxes) collected from its customers and remitted to governmental agencies on a net basis (excluded from revenue) in its consolidated financial statements.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs for the period and year ended August 5, 2013, and March 30, 2013, were approximately $182 and $539, respectively, and are included within store operating expenses on the accompanying consolidated statements of operations.

Income Taxes

Deferred tax assets and liabilities result from differences between financial reporting and tax bases of assets and liabilities measured using enacted tax rates and laws expected to be in effect when the differences reverse. Future tax benefits of tax losses and credit carryforwards are recognized as deferred tax assets. After determining the total amount of deferred tax assets, a determination is made as to whether it is more likely than not that some portion of the deferred tax assets will not be realized. If it is determined that a deferred tax asset is not likely to be realized, a valuation allowance is established against that asset to record it at its expected realizable value.

The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company has evaluated all material tax positions and has determined that they are more likely than not to be sustained.

It is our policy to include interest and penalties related to our unrecognized tax benefits in income tax expense. The Company and our wholly-owned subsidiaries file a consolidated income tax return. Each entity provides for income taxes based on its contribution to income or loss of the consolidated group. As of March 30, 2013, the Company had no accrued interest and penalties related to unrecognized tax benefits.

WORSLEY OPERATING COMPANY, LLC & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts shown in thousands)

On July 30, 2013, the Company converted to a limited liability company and reduced all deferred tax assets and liabilities to $0. Subsequent to this conversion, for federal and state income tax returns, the Company files as a disregarded entity under the Internal Revenue Code. Under this election, taxable income of the Company is allocated to its members and no federal income tax is payable by the Company at August 5, 2013.

Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, accounts receivable, and trade payables are considered to approximate fair value due to the relatively short period of time that has passed since the inception of these instruments. Unless otherwise disclosed in Note 6, the carrying value of the notes payable and lines of credit is estimated to approximate fair value as the underlying interest rates are variable, or because the fixed rates approximate the variable rate the Company currently could obtain from its lenders.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Acquisitions

On June 19, 2013, WOC entered into an agreement with an unrelated third party, to purchase the business operations of 17 convenience stores, operating under the Breadbox name, selling petroleum and fuel supply contracts for 10 convenience store and gas stations located in the state of Tennessee, for consideration, net of cash acquired, of approximately $2.9 million paid on the closing date. On June 27, 2013 after the conditions precedent to the transaction had been fulfilled, the transaction was consummated. The Company used its cash to consummate the purchase. WOC completed this asset purchase to further expand its presence within the state of Tennessee.

WORSLEY OPERATING COMPANY, LLC & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts shown in thousands)

The Company recorded the acquired assets at their estimated fair values. The accompanying consolidated financial statements reflect the operations of the acquired business for the period from June 27, 2013 to August 5, 2013.

Amount
Net cash outflow for acquisition:
Cash transferred	$3,551
Less: cash balance acquired	(651)

Total cash consideration transferred	$2,900

Assets acquired and liabilities recognized at the date of acquisition
Current assets
Cash	$651
Inventory	1,390
Non current assets
Fixed Assets	2,317
Current liabilities
Other liabilities	(550)
Current portion of capital leases	(71)
Non current liabilities
Capital leases, net of current portion	(121)
Other liabilities	(65)

Total identifiable net assets	3,551

Goodwill	—

Total consideration transferred, excluding transaction costs and adjustments	3,551

Acquisition related cost of approximately $407 were recognized in the consolidated statement of operations for the period ended August 5, 2013 as general and administrative expenses.

4. Accrued Expenses

The components of accrued expenses at August 5, 2013, and March 30, 2013, are as follows:

	8/5/2013	3/30/2013
Fuel and other taxes	$2,559	$1,616
Salaries and other payroll related items	3,288	3,222
Environmental reserve, current portion	1,470	1,642
Other	2,389	1,955

Total accrued expenses	$9,706	$8,435

WORSLEY OPERATING COMPANY, LLC & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts shown in thousands)

5. Other Long-Term Liabilities

The components of other long-term liabilities at August 5, 2013, and March 30, 2013, are as follows:

	8/5/2013	3/30/2013
Environmental reserve	5,080	5,236
Deferred income, including deferred dealer rebates and deferred gains	2,420	4,255
Asset retirement reserve	1,892	1,838

Total other long-term liabilities	$9,392	$11,329

6. Related-party Receivables and Transactions

WOC entered into a consulting services agreement in December 2008, with Sun Capital Partners Management IV, LLC (the Manager), for management and consulting services. For services rendered, the Manager will receive an annual fee equal to the greater of: (1) $2,000 or (2) the lesser of: (a) 8% of EBITDA (as defined) or (b) $4,000 in any fiscal year. In addition, the Company will reimburse the Manager for all reasonable out-of-pocket fees and expenses incurred by the Manager and its affiliates in the performance of the consulting services. In connection with certain management consulting events (e.g., acquisitions, dispositions, refinancing, etc.), the Manager is also entitled to a management consulting fee equal to 1% of the aggregate consideration. The management agreement expires in December 2018, or at the sole discretion of the Manager. Under the terms of the agreement, the Company incurred $371 and $1,015 in management fees to the Manager for the period and year ended August 5, 2013, and March 30, 2013, respectively, which are recorded within general and administrative expenses within the consolidated statements of operations. Amounts payable under this agreement of $402 and $180 at August 5, 2013, and March 30, 2013, are recorded in accrued expenses on the consolidated balance sheets. In addition, WOC has amounts due of $349 and $188 at August 5, 2013 and March 30, 2013 from another related party entity. See Note 7 for additional disclosure of related party activity.

7. Long-Term Debt

Long-term debt consisted of the following as of August 5, 2013, and March 30, 2013:

	8/5/2013	3/30/2013
Related party debt (revolving credit facility)	$30,761	$31,623
Related party term loan	5,806	7,367
VP C-Store Finance paid-in-kind related party note payable	5,665	5,392
VPS related party note payable	5,868	5,868
Other	483	249

Total long-term debt	$48,583	$50,499

Less—current maturities	(8,071)	(7,972)

Total long-term debt, net of current portion	$40,512	$42,527

WORSLEY OPERATING COMPANY, LLC & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts shown in thousands)

The Company’s parent, VPS, has a revolving credit agreement with a third party financial institution that provides for a capacity of $35,000 and expires on July 3, 2015. Amounts outstanding under the revolving credit facility reported in these financial statements are amounts specifically utilized by WOC. The terms of the revolving credit facility, as required by the credit agreement between VPS and the third party lending institution, are applied to WOC’s outstanding balances within these financial statements. The facility with the Parent’s third party lender is secured by certain assets of WOC and related parties of WOC. As such, WOC is a guarantor of the Parent’s debt facility.

Revolving loans outstanding under the credit facility bear interest, at the Company’s election, either at the prime rate plus an applicable margin set forth in the credit agreement based on average credit extension, or at an adjusted LIBOR rate plus an applicable margin set forth in the credit agreement based on average credit extension. The interest rate charged to WOC for the revolving credit facility was 4.75% at August 5, 2013, and March 30, 2013.

The Company’s Parent also has a term loan with a third party lending institution. However, all funds borrowed under these terms loans are utilized by the Company. As such, all terms disclosed within apply to WOC. The term loan bears interest, at the Company’s election, either at the prime rate plus an applicable margin set forth in the credit agreement based on average credit extension, or at an adjusted LIBOR rate plus an applicable margin set forth in the credit agreement based on average credit extension. The interest rate charged to WOC for the term loan was 5.25% at August 5, 2013, and March 30, 2013.

The term loan fully amortizes through a predefined fixed quarterly repayment schedule, with the final payment due on July 3, 2015. The credit agreement contains covenants typical of asset-based lending agreements, including covenants that restrict, among other things, the Company’s ability to incur other indebtedness, sell assets or close stores, incur liens and make certain payments, and also contains a fixed charge coverage ratio and leverage ratio.

The VP C-Store Finance related party note, payable to another related party, matures on December 11, 2015, with the loan principal due at maturity, and bears an interest rate of 15% payable semi-annually at the end of June and December.

The Company also has a subordinated promissory note payable to its Parent. The note matures on December 3, 2013, with loan principal due at maturity, and bears an interest rate of 15% payable semi-annually at the end of June and December.

In connection with the Company’s debt agreements, the Company has agreed to maintain certain financial and reporting covenants. As of August 5, 2013, and March 30, 2013, the Company was in compliance with all of these covenants.

The total scheduled future principal payments required under the note agreements are as follows for fiscal years:

August 2013 - July 2014	$8,071
August 2014 - July 2015	34,847
August 2015 - July 2016	5,665

Total future principal payments	$48,583

WORSLEY OPERATING COMPANY, LLC & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts shown in thousands)

8. Commitments and Contingencies

The Company was contingently liable for letters of credit issued to its parent company for workers’ compensation insurance programs and other business transactions. The Company is liable for letters of credit issued by PNC Bank in the amount of $3,809 and $3,201 at August 5, 2013, and March 30, 2013.

9. Environmental Liabilities and Contingencies

Environmental reserves are recorded when environmental assessments indicate remediation efforts are required and the costs can be reasonably estimated. Environmental reserves are included in accrued expenses and other long-term liabilities in the accompanying consolidated balance sheet.

Environmental reserves have been established on an undiscounted basis with remediation costs based on internal and external estimates for each site. Estimated amounts that will be covered by trust funds in each state are recorded as environmental receivables and included in other current and long-term assets in the accompanying consolidated balance sheets. It is reasonably possible that these amounts may be adjusted in the future due to changes in estimates of remediation costs, timing of payments or if federal and/or state regulators enact new guidance related to environmental remediation. The undiscounted amount of future estimated payments and anticipated recoveries as of August 5, 2013, are as follows for the future periods:

	Expected Payments	Expected Recoveries	Net Obligation
August 2013 - July 2014	$1,470	$1,125	$345
August 2014 - July 2015	1,313	1,211	102
August 2015 - July 2016	761	707	54
August 2016 - July 2017	101	84	17
August 2017 - July 2018	96	74	22
Thereafter	2,809	2,681	128

	$6,550	$5,882	$668

10. Asset Retirement Obligation

A reconciliation of the Company’s liability for the removal of its underground storage tanks, as included in other liabilities in the accompanying consolidated balance sheets is as follows:

Balance, March 31, 2012	1,704

Accretion expense	134
Retirement of tanks	—

Balance, March 30, 2013	$1,838

Accretion expense	54
Retirement of tanks	—

Balance, August 5, 2013	$1,892

WORSLEY OPERATING COMPANY, LLC & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts shown in thousands)

11. Operating Leases

The Company leases office space and has operating leases for the majority of the convenience stores it operates, and these leases expire at various times through 2036. Total operating lease expense for the Company for the periods ended August 5, 2013, and March 30, 2013, was approximately $7,603 and $20,844, respectively, which includes favorable operating lease amortization and step lease rent accruals. The leases contain escalation clauses and renewal options as outlined in the agreements and the Company records rent expense on a straight-line basis. Some of the Company’s leases require contingent rental payments based on merchandise and fuel sales, under which amounts are not material for the periods presented. The future minimum cash rental payments required under these leases that have initial or remaining non-cancelable terms in excess of one year as of August 5, 2013, are as follows:

August 2013 - July 2014	$19,024
August 2014 - July 2015	18,582
August 2015 - July 2016	17,665
August 2016 - July 2017	17,167
August 2017 - July 2018	16,499
Thereafter	169,662

$258,599

12. Sublease Arrangements

The Company has sublet certain properties, which are accounted for as operating subleases. Total operating sublease income for the Company was approximately $150 and $418 for the period and year ended August 5, 2013, and March 30, 2013, respectively. The future minimum cash payments to be received under these subleases are as follows for each fiscal year ended:

August 2013 - July 2014	$212
August 2014 - July 2015	160
August 2015 - July 2016	119
August 2016 - July 2017	86
August 2017 - July 2018	16

$593

13. Capital and Finance Leases

The Company leases real estate, petroleum, scanning, and other store equipment under capital lease arrangements. Capital and finance lease assets consisted of the following at August 5, 2013, and March 30, 2013:

	8/5/2013	3/30/2013
Equipment	$192	$1,530
Less—accumulated depreciation	(2)	(1,052)

Total capital and finance lease assets	$190	$478

WORSLEY OPERATING COMPANY, LLC & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts shown in thousands)

Depreciation expense for capital and finance lease assets was $101 and $288 for the period and year ended August 5, 2013, and March 30, 2013, respectively.

14. Income Taxes

The components of the income tax provision (benefit) for the periods ended August 5, 2013, and March 30, 2013, are summarized below:

	8/5/2013	3/30/2013
Current:
Federal	$—	$—
State	78	145

Total current	$78	$145

Deferred:
Federal	$5,993	$(3,638)
State	(188)	(450)

Total deferred	$5,805	$(4,088)

Total income tax expense (benefit)	$5,883	$(3,943)

Significant components of the Company’s deferred income tax assets and liabilities as of August 5, 2013, and March 30, 2013, consisted of the following:

	8/5/2013	3/30/2013
Deferred income tax assets:
Asset retirement obligation	$—	$669
Accrued expenses	—	154
Deferred rent	—	3,107
Environmental liabilities	—	415
Net operating losses and credits	—	11,633
Other	—	54

Total deferred income tax assets	$—	$16,032

Deferred income tax liabilities:
Property and equipment	$—	$(6,922)
Intangible assets	—	(2,086)
Deferred liabilities	—	(952)
Other	—	(267)

Total deferred income tax liabilities	$—	$(10,227)

Total deferred income tax assets and liabilities	$—	$5,805

WORSLEY OPERATING COMPANY, LLC & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts shown in thousands)

Taxes computed above are based on WOC’s loss for the year ended March 30, 2013. The cumulative gross net operating loss for the year ended March 30, 2013 is $27,401.

The income tax provision differs from the provision that would result from applying the federal statutory rates to income/loss before income taxes primarily related to state income taxes and other insignificant items.

On July 30, 2013, the Company converted to a limited liability company and reduced all deferred tax assets and liabilities to $0.

15. Legal Matters

The Company is involved as a defendant in various legal matters in the ordinary course of business. In the opinion of management, it is not reasonably possible to determine if the ultimate resolution of these matters will have a material adverse effect on the Company’s financial position or results of operations.

16. Retirement Plans

The Company has established defined contribution savings plans under Section 401(k) of the Internal Revenue Code. These plans cover substantially all U.S. employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. The Company matches participants’ contributions to the plans up to a certain percentage. During the periods ended August 5, 2013, and March 30, 2013, the Company contributed $101 and $122, respectively, in matching contributions.

17. Subsequent Events

The Company has evaluated subsequent events through April 17, 2015, which represents the date the financial statements were available to be issued. All subsequent events requiring recognition or disclosure have been included in these consolidated financial statements.

INDEPENDENT AUDITOR’S REPORT

To the Members and Subsidiaries of

WOC Southeast Holding Corp.

Wilmington, North Carolina

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Carved-Out WOC Southeast Holding Corp. and Subsidiaries (the Company) as described in Note 1, which comprise the consolidated balance sheet as of March 28, 2015, and the related consolidated statements of operations, invested capital, and cash flows for the year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Carved-Out WOC Southeast Holding Corp. and Subsidiaries as of March 28, 2015, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Crowe Chizek LLP

Indianapolis, Indiana

August 27, 2015

CARVED-OUT WOC SOUTHEAST HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

March 28, 2015

(Dollar amount in thousands)

2015
ASSETS
Current assets
Cash and cash equivalents	$1,392
Accounts receivable, net	7,079
Deferred income tax asset, current	743
Inventories, net	18,102
Prepaid expenses	1,697
Other current assets	329

Total current assets	29,342
Property and equipment, net	19,194
Other assets
Intangible assets, net	1,424
Goodwill	8,653
Deferred income tax asset	6,421
Other	2,660

19,158

Total assets	$67,694

LIABILITIES AND INVESTED CAPITAL
Current liabilities
Accounts payable	$21,072
Accrued expenses	12,380
Current portion of long term debt	14,878
Current portion of capital and finance leases	1,770

Total current liabilities	50,100
Capital and finance leases, net of current portion	2,409
Environment reserve and other	11,899

Total liabilities	64,408

Invested capital	3,286

Total liabilities and invested capital	$67,694

See accompanying notes to consolidated financial statements.

CARVED-OUT WOC SOUTHEAST HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

Fiscal year ended March 28, 2015

(Dollar amount in thousands)

2015
Revenues:
Gasoline and other fuel	$346,029
Merchandise	190,779
Other	7,069

Total revenues	543,877
Cost of revenues:
Gasoline and other fuel	330,887
Merchandise and other	131,260

Total cost of revenues	462,147
Gross profit	81,730
Store operating expenses	69,286
General and administrative expenses	8,863
Management fees	1,102
Loss on sale of property and equipment	202

Income from operations	2,277
Other expense:
Interest expense	2,858

Loss before taxes	(581)
Benefit from income taxes	205

Net loss	$(376)

See accompanying notes to consolidated financial statements.

CARVED-OUT WOC SOUTHEAST HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INVESTED CAPITAL

Fiscal year ended March 28, 2015

(Dollar amount in thousands)

Invested Capital
Balance, March 29, 2014	$3,590
Net loss	(376)
Stock option contributed capital	72

Balance, March 28, 2015	$3,286

See accompanying notes to consolidated financial statements.

CARVED-OUT WOC SOUTHEAST HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

Fiscal year ended March 28, 2015

(Dollar amount in thousands)

2015
Cash flows from operating activities
Net loss	$(376)
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	3,802
Amortization of deferred financing costs	198
Deferred income taxes	(13)
Stock option expense	72
Accretion of asset retirement obligation	497
Interest on paid-in-kind notes payable	1,870
Loss on sale of assets	202
Changes in operating assets and liabilities
Accounts receivable	478
Inventories	1,743
Prepaid expenses and other assets	484
Accounts payable	(3,949)
Accrued expenses and other	3,989

Cash provided by operating activities	8,997

Cash flows from investing activities
Proceeds on sale of property and equipment	23
Purchases of property and equipment	(4,681)

Cash used for investing activities	(4,658)

Cash flows from financing activities
Principal payments on related party debt	(3,000)
Principal payments on debt	(1,466)
Repayments on revolving credit facility	(42,932)
Borrowings under revolving credit facility	43,558
Principal payments on capital leases	(1,589)
Borrowings on other debt	968
Deferred financing fees	(175)

Cash used for financing activities	(4,636)

Net change in cash and cash equivalents	(297)
Cash and cash equivalents, beginning of year	1,689

Cash and cash equivalents, end of year	$1,392

Supplemental disclosures of cash flow information
Cash paid for interest	798
Cash paid for income taxes	453

See accompanying notes to consolidated financial statements.

CARVED-OUT WOC SOUTHEAST HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 28, 2015

(Dollar amount in thousands)

Note 1—Nature of Operations and Organization

Description of Business and Operations and Carve-out Financial Statements: WOC Southeast Holding Corp. (“Company”) is a holding company that holds three primary entities and these three entities subsidiaries. The entities are Marsh Merger Sub and subsidiaries, Worsley Operating Company LLC and subsidiaries, and VP Merger Sub and subsidiaries. Worsley Operating Company LLC operated convenience stores in North Carolina, South Carolina, Tennessee and Virginia prior to the asset sale that closed on August 6, 2013 (“Southeast Acquisition”). In addition, the Company operates convenience stores in Indiana, Michigan, Ohio and Illinois through wholly-owned LLC’s under VP Merger Sub, as well as a retail grocery business held by wholly-owned LLC’s under Marsh Merger Sub. The consolidated carved-out financial statement (“consolidated financial statements”) being presented have carved out Marsh Merger Sub, thus Marsh Merger Sub’s account balances are not presented.

Basis of Presentation: These consolidated financial statements represent the financial position, results of operations, invested capital and cash flows of the Company, and have been derived by excluding the assets, liabilities, revenues and expenses directly attributable to Marsh Merger Sub from the consolidated assets, liabilities, revenues and expenses in the accounting records of WOC Southeast Holding Corp. The consolidated financial statements may not necessarily reflect the Company’s financial position, results of operations, or cash flows in the future, or what its financial position, results of operations, or cash flow would have been after consolidation of Marsh Merger Sub. Because of the nature of these carved-out consolidated financial statements, VPS Convenience Store Group, LLC’s (the “Parent”) net investment in the Company, including amounts due to/from the Parent and affiliates, is shown as “invested capital.”

Principles of Consolidation: The consolidated financial statements include all amounts of WOC Southeast Holding Corp. and its subsidiaries (except for Marsh Merger Sub, which has been carved out). All outstanding stock of the Company is held directly by VPS Convenience Store Group, LLC (“Parent”). The principal stockholders of the Parent are affiliates of Sun Capital Partners IV, LP (“SCP”). Significant intercompany accounts and transactions have been eliminated.

Accounting Period: The Company’s fiscal year ends on the Saturday closest to March 31 of each calendar year. Fiscal year 2015 includes 52 weeks.

Cash and Cash Equivalents: The Company defines cash and cash equivalents as cash and short-term investments with original maturities of three months or less. Insurance coverage per depositor at each financial institution is $250, and the Company’s non-interest bearing cash balance may exceed federally insured limits.

CARVED-OUT WOC SOUTHEAST HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 28, 2015

(Dollar amount in thousands)

Accounts Receivable: At the balance sheet date, the Company assesses its need for an allowance for potential losses in the collection of its receivables. Receivables are typically due within 30 days and are stated as amounts due. Accounts that are outstanding longer than the payment terms are considered past due. As its receivables are typically from credit card companies, vendors and dealers in the ordinary course of business, the Company has not experienced significant write-offs. Accounts receivable consisted of the following as of March 28, 2015:

2015
Credit card receivables	$2,705
Vendor receivables	2,329
Fuel and tax receivables	468
Lottery and ATM receivables	1,179
Other	398

Total accounts receivable, net	$7,079

Note 2—Summary of Significant Accounting Policies

Inventories: Inventories are stated at the lower of cost or market. Cost is determined by using the first in, first out (FIFO) method for store merchandise and average weighted cost for fuel and certain food items. Inventories consisted of the following as of March 28, 2015:

2015
Fuel inventory	$3,422
Convenience store merchandise	11,532
Lottery inventory	3,148

Total inventories, net	$18,102

Property and Equipment: Property and equipment are carried at cost, or, if acquired through a business combination, at the fair value of the assets as of the acquisition date. Expenditures for maintenance and repairs are charged directly to expense when incurred and major improvements are capitalized. Depreciation expense was $3,802 for the fiscal year ended March 28, 2015.

The Company depreciates its property and equipment using the straight-line method over the following estimated useful lives of the assets:

Estimated Useful Life
Building and improvements	15 to 33 years
Petroleum equipment	7 to 10 years
Store equipment	5 to 7 years
Vehicles	5 to 7 years

CARVED-OUT WOC SOUTHEAST HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 28, 2015

(Dollar amount in thousands)

Property and equipment consists of the following as of March 28, 2015:

2015
Land and land improvements	$2,928
Buildings	18,461
Equipment	27,160
Construction in process	165
Less—Accumulated depreciation	(29,520)

Total property and equipment, net	$19,194

Impairment of Long-lived Assets: The Company evaluates the recoverability of its property and equipment and other long-lived assets and recognizes impairment of long-lived assets in the event the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets or the business to which such long-lived assets relate. No such impairment was recognized during the fiscal year ended March 28, 2015.

Impairment of Goodwill and Intangible Assets: The Company evaluates impairment of its goodwill and indefinite-lived intangible assets on an annual basis or more frequently if circumstances indicate reporting unit carrying values may exceed their fair values. Impairment, if any, is recognized at that time through a charge to expense. The Company has selected March 28 as the date to assess impairment based on results through that date. To test impairment of goodwill and other indefinite-lived intangibles, the Company performed a qualitative assessment to determine if the fair value of the reporting unit/ indefinite-lived intangible asset is more likely than not greater than its carrying amount. The Company completed its 2015 impairment analysis, noting no impairment.

Intangible Assets: Intangible assets were acquired in prior acquisitions and are stated at fair value as of the acquisition dates. Intangible assets consisted of the following as of March 28, 2015:

	Estimated Useful Life	2015
Trade name	Indefinite	$1,339
Deferred financing costs	Various	338

Total intangible assets		$1,677

Less—Accumulated amortization
Deferred financing costs		(253)

Total accumulated amortization		$(253)

Total intangible assets, net		$1,424

CARVED-OUT WOC SOUTHEAST HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 28, 2015

(Dollar amount in thousands)

In connection with the lines of credit and other debt (see Note 6), additional deferred financing costs of $175 were incurred and capitalized in the fiscal year ended March 28, 2015. Such amounts are amortized as a component of interest expense over the life of the related debt. Amortization of deferred financing costs was $198 for the fiscal year ended March 28, 2015.

Estimated amortization expense for 2016 is expected to be $85, after which the deferred financing costs will be fully amortized.

Other Long-term Assets: The components of other long-term assets as of March 28, 2015, are as follows:

2015
Environmental receivables	$2,088
Deposits	406
Prepaid licenses and other	166

Total other long-term assets	$2,660

Purchase Commitments: In the ordinary course of business, the Company has entered into agreements with suppliers to exclusively purchase inventories for varying periods of time. All contracts are at prices that are not in excess of prevailing market rates and do not exceed the Company’s normal usage during a period of 12 months or less.

Excise Taxes: Revenues and cost of revenues include state and federal excise taxes on tobacco, alcohol, and gasoline products.

Revenues and Revenue Recognition: The Company recognizes revenues at the time that the cash or credit card payment is received from the customer for retail sales transactions. The Company presents all other non-income government-assessed taxes (sales, use and value added taxes) collected from its customers and remitted to governmental agencies on a net basis (excluded from revenue) in its consolidated financial statements.

Vendor Rebates: The Company recognizes vendor rebates as earned, whereby the Company recognizes the rebate during the period of time in which it has completed the unit purchases specified in the vendor agreement. Any vendor rebates paid in advance are deferred and recognized in the period earned based on the contract terms. The Company records such rebates as a reduction of cost of revenues in the accompanying consolidated statements of operations. The Company recognized $6,762 of vendor rebates during the fiscal year ended March 28, 2015.

Environmental Costs: Costs incurred to comply with federal and state environmental regulations are accounted for as follows:

•	Annual fees for tank registration and environmental compliance testing are expensed as incurred.

•

Expenditures for upgrading corrosion protection for tank systems and installation of leak detectors and overfill/spill devices are capitalized and depreciated over the expected useful life of the equipment.

CARVED-OUT WOC SOUTHEAST HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 28, 2015

(Dollar amount in thousands)

•	Tank removal costs associated with retail stores are recorded as asset retirement obligations as described below.

•

Future remediation costs and related legal costs of contaminated sites related to underground storage tanks and other exposures are estimated and an undiscounted liability is established when such losses are probable and can be reasonably estimated.

•	Amounts to be reimbursed from state trust funds or insurance companies are recognized as a receivable.

Advertising Costs: Advertising costs are expensed as incurred. Advertising costs for the fiscal year ended March 28, 2015 were approximately $372 and are included within store operating expenses on the accompanying consolidated statements of operations.

Use of Estimates: The preparation of the consolidated financial statements in conformity with generally accepted accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most notable estimates include the asset retirement obligation costs liability, workers’ compensation liability and the environmental reserve liability. Actual results could differ from those estimates.

Change in Accounting Estimates: During 2015, the Company reviewed the assumptions used in their estimates for the asset retirement obligation costs liability, the workers’ compensation liability and the environmental reserve liability. The Company determined that increases to the liabilities were necessary as expected asset retirement costs increased based on industry trends, workers’ compensation increased due to the Company determining that rising inflation costs and rising medical costs along with analyzing the future development of losses, and the environmental reserve liability increased based on changes in the estimate of clean-up costs. These changes in accounting estimates resulted in additional expenses of $1,954 in relation to workers’ compensation, $1,818 in relation to environmental liabilities, and $427 accretion expense related to asset retirement obligation costs during 2015.

Asset Retirement Obligation: The Company records an asset retirement obligation for the ultimate removal of underground storage tanks at each of the applicable convenience store locations. This liability is recorded over the estimated useful life of the storage tanks. The liability is based on management’s estimates of estimated tank useful lives, external costs to remove the tanks in the future and anticipated federal and state regulatory requirements. The obligation is a discounted liability using a credit-adjusted risk-free rate as of the date the liability is recognized. The Company reevaluates its established obligations annually and revisions to the liability could occur due to changes in estimates of tank removal costs or timing, tank useful lives or if federal and/or state regulators enact new guidance on the removal of such tanks.

As underground storage tanks are installed, a liability for the fair value of an asset retirement obligation with a corresponding increase to the carrying value of the related long-lived asset will be recorded. The Company amortizes the amount added to property and equipment and recognizes

CARVED-OUT WOC SOUTHEAST HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 28, 2015

(Dollar amount in thousands)

accretion expense in connection with the discounted liability over the remaining life of the respective underground storage tanks.

Income Taxes: The Company is a Delaware corporation that currently files a consolidated income tax return on the basis of a taxable year ending March 28. Deferred tax assets and liabilities result from differences between financial reporting and tax bases of assets and liabilities measured using enacted tax rates and laws expected to be in effect when the differences reverse. Future tax benefits and credit carryforwards are recognized as deferred tax assets. After determining the total amount of deferred tax assets, a determination is made as to whether it is more likely than not that some portion of the deferred tax assets will not be realized. If it is determined that a deferred tax asset is not likely to be realized, a valuation allowance is established against that asset to record it at its expected realizable value.

The matter in which the Company determines whether a valuation allowance is needed depends on the tax-sharing agreement among the Group filing the consolidated tax return. If the tax-sharing agreement is based on the tax expense or benefit the subsidiary would pay or receive if it filed a separate tax return, the evaluation of a need for a valuation allowance would be the same as if the subsidiary filed a separate return (assuming that the Group has the ability to honor its obligation under the tax-sharing agreement).

Uncertain tax positions meeting the more likely than not recognition threshold are measured and recognized in the financial statements at the largest amount of benefit that has a greater than 50% likelihood of being realized upon settlement. Changes in judgment resulting in subsequent recognition de-recognition, or adjustment measurement of a tax position taken in a prior annual period, including related interest and penalties are recognized during the period in which the change occurs.

During the year, the Company recorded the liability for income tax associated with uncertain tax positions as of March 28, 2015 of $243. It is the Company’s policy to classify accrued interest and penalties as part of income tax expense. The Company is no longer subject to examination by taxing authorities for years before 2012. The Company does not expect the amount of unrecognized tax benefit to significantly increase in the next twelve months.

Financial Instruments: The Company’s financial instruments are comprised of cash and equivalents, accounts receivable, restricted cash, accounts payable, other accounts payable, line of credit, promissory note and long-term debt. The fair value of the promissory note approximates its carrying amount as there have been no changes in its credit status and the amount was paid in full as part of the acquisition as described in Note 17. Therefore, the carrying value of all financial instruments approximates fair value.

Subsequent Events: Management has performed an analysis of the activities and transactions subsequent to March 28, 2015 to determine the need for any adjustments to and/or disclosures within the financial statements for the year ended March 28, 2015. Management has performed their analysis through August 27, 2015, the date the financial statements were available to be issued. See Note 17 for further details.

CARVED-OUT WOC SOUTHEAST HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 28, 2015

(Dollar amount in thousands)

Note 3—Accrued Expenses

The components of accrued expenses as of March 28, 2015, were as follows:

2015
Accrued interest	$465
Fuel and other taxes	4,717
Salaries and other payroll related items	4,088
Environmental reserve, current portion	787
Deferred rent, current portion	439
Deferred income	328
Other	1,556

Total accrued expenses	$12,380

Note 4—Other Long-term Liabilities

The components of other long-term liabilities as of March 28, 2015, were as follows:

2015
Deferred rent	$6,063
Environmental reserve	3,889
Deferred income, including dealer rebates and deferred gains	741
Asset retirement reserve	1,206

Total other long-term liabilities	$11,899

Note 5—Related-party Receivables and Transactions

The Company is subject to a management services agreement with Sun Capital Partners (“SCP”) Management IV, LLC (the “Manager”), an affiliate of Sun Capital Partners, Inc., for management and consulting services. For services rendered, the Manager will receive an annual fee equal to the greater of: (1) $1,000 or (2) the lesser of: (a) 8% of EBITDA (as defined) or (b) $1,200 in any fiscal year. In addition, the Company will reimburse the Manager for all reasonable out-of-pocket fees and expenses incurred by the Manager and its affiliates in the performance of the consulting services. In connection with certain management consulting events (e.g., acquisitions, dispositions, refinancing, etc.), the Manager is also entitled to a management consulting fee equal to 1% of the aggregate consideration. The management agreement expires in December 2018, or at the sole discretion of the Manager. Under the terms of the agreement, the Company incurred $1,102 in management fees to the Manager for the fiscal year ended March 28, 2015. Amounts payable under this agreement of $110 as of March 28, 2015, are recorded in accrued expenses on the consolidated balance sheets.

CARVED-OUT WOC SOUTHEAST HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 28, 2015

(Dollar amount in thousands)

Note 6—Debt

All debt outstanding as of March 28, 2015 will become due in the next year. Debt consisted of the following as of March 28, 2015:

2015
PNC revolving credit facility	$2,826
VP C-Store Holdings paid-in-kind note payable	11,504
Other	548

Total short-term debt	$14,878

The revolving credit agreement provides for a capacity of $15,000. The credit agreement expires December 2, 2017. Unused capacity under the agreement was $11,480 at March 28, 2015. The unused capacity is net of $5,981 of outstanding letters of credit, money order reserves, and lottery reserves at March 28, 2015. The facility is secured by the assets of certain subsidiaries and is limited to a borrowing base composed of eligible inventory and certain accounts receivable. Revolving loans outstanding under the credit facility bear interest, at the Company’s election, either at the prime rate plus an applicable margin set forth in the credit agreement based on average credit extension, or at an adjusted LIBOR rate plus an applicable margin set forth in the credit agreement based on average credit extension. The interest rate for the revolving credit facility was 4.75% at March 28, 2015.

The revolving credit facility and PNC term loan, which was paid in full subsequent to March 28, 2015 as described in Note 17, are collateralized by substantially all assets of the Company. The credit agreement contains covenants typical of asset-based lending agreements, including covenants that restrict, among other things, the Company’s ability to incur other indebtedness, sell assets or close stores, incur liens and make certain payments, and also contains a fixed charge coverage ratio and leverage ratio. The company was in compliance with or obtained waivers to all such covenants as of March 28, 2015.

On December 11, 2008, the credit facility was amended. This amendment provided for an affiliated loan (VP C-Store Finance Note) from a related company. The VP C-Store Finance Note matures on December 11, 2015, with the loan principal due at maturity, and bears an interest rate of 15% paid-in-kind semi-annually at the end of June and December. On March 16, 2009, the credit facility was again amended. This amendment provided for the VP C-Store Finance Note to be increased by an additional $3,000 to a principal balance of $6,000. Outstanding principal (includes paid-in-kind interest) at March 28, 2015 approximated $11,504.

Note 7—Commitments and Contingencies

The Company was contingently liable for letters of credit issued for workers’ compensation insurance programs and other business transactions. The Company is liable for letters of credit issued by PNC Bank in the amount of $4,744 at March 28, 2015.

An ERISA affiliate of the Company which is not a part of the carve out has an obligation to make payments until November 1, 2032, of approximately $0.3 million per month to a pension

CARVED-OUT WOC SOUTHEAST HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 28, 2015

(Dollar amount in thousands)

fund from which the ERISA affiliate withdrew several years ago. If the ERISA affiliate does not make the required pension payments, the Company may be required to make the payments, in whole or in part, pursuant to U.S. law. As of the date of this report that Company does not believe that this contingency is probable and therefore has not accrued any liability on the related balance sheet as of March 28, 2015.

Note 8—Environmental Liabilities and Contingencies

Environmental reserves are recorded when environmental assessments indicate remediation efforts are required and the costs can be reasonably estimated. Environmental reserves are included in accrued expenses and other long-term liabilities in the accompanying consolidated balance sheet.

Environmental reserves have been established on an undiscounted basis with remediation costs based on internal and external estimates for each site. Estimated amounts that will be covered by trust funds in each state are recorded as environmental receivables and included in other current and long-term assets in the accompanying consolidated balance sheets. It is reasonably possible that these amounts may be adjusted in the future due to changes in estimates of remediation costs, timing of payments or if federal and/or state regulators enact new guidance related to environmental remediation. The undiscounted amount of future estimated payments and anticipated recoveries as of March 28, 2015, are as follows:

	Expected Payments	Expected Recoveries	Net Obligation
2016	$787	$325	$462
2017	1,076	520	556
2018	935	568	367
2019	602	346	256
2020	507	318	189
Thereafter	769	336	433

	$4,676	$2,413	$2,263

Note 9—Asset Retirement Obligation

A reconciliation of the Company’s liability for the removal of its underground storage tanks, as included in other liabilities in the accompanying consolidated balance sheet is as follows:

Balance, March 29, 2014	$750
Accretion expense	497
Reclass to current liabilities	(20)
Retirement of tanks	(21)

Balance, March 28, 2015	$1,206

CARVED-OUT WOC SOUTHEAST HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 28, 2015

(Dollar amount in thousands)

Note 10—Operating Leases

The Company leases office space and has operating leases for the majority of the convenience stores it operates, and these leases expire at various times through 2036. Total operating lease expense for the Company for the fiscal years ended March 28, 2015 was approximately $11,075, which includes step lease rent accruals. The leases contain escalation clauses and renewal options as outlined in the agreements and the Company records rent expense on a straight-line basis. Some of the Company’s leases require contingent rental payments based on merchandise and fuel sales, under which amounts are not material for the periods presented. The future minimum cash rental payments required under these leases that have initial or remaining non-cancelable terms in excess of one year as of March 28, 2015, are as follows:

2016	$10,288
2017	9,647
2018	9,311
2019	8,419
2020	8,015
Thereafter	57,453

$103,133

Note 11—Sublease Arrangements

The Company has sublet certain properties, which are accounted for as operating subleases. Total operating sublease income for the Company was approximately $140 for the fiscal year ended March 28, 2015. The future minimum cash payments to be received under these subleases are as follows for each fiscal year ended:

2016	$127
2017	25
2018	13
2019	13
2020	13

$191

CARVED-OUT WOC SOUTHEAST HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 28, 2015

(Dollar amount in thousands)

Note 12—Capital and Finance Leases

The Company leases real estate, petroleum, scanning, and other store equipment under capital lease arrangements. Capital and finance lease assets consisted of the following at March 28, 2015:

2015
Real estate	$10,499
Equipment	484
Less—Accumulated depreciation	(8,552)

Total capital and finance lease assets	$2,431

Depreciation expense for capital and finance lease assets was $584 for the fiscal year ended March 28, 2015.

The future minimum cash payments to be paid under these leases that have initial or remaining non-cancelable terms in excess of one year as of March 28, 2015, are as follows for each fiscal year ended:

2016	$2,041
2017	1,766
2018	551
2019	436
2020	176

Total minimum lease payments	4,970
Less—Amounts representing interest	(791)
Less—Current portion of lease obligations	(1,770)

Total lease obligations, net of current portion	$2,409

Note 13—Legal Matters

The Company is involved as a defendant in various legal matters in the ordinary course of business. In the opinion of management, the ultimate resolution of these matters will not have a material adverse effect on the Company’s financial position or results of operations.

Note 14—Retirement Plans

The Company has established defined contribution savings plans under Section 401(k) of the Internal Revenue Code. These plans cover substantially all U.S. employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. The Company matches participants’ contributions to the plans up to a certain percentage. During the fiscal year ended March 28, 2015, the Company contributed $152 in matching contributions.

CARVED-OUT WOC SOUTHEAST HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 28, 2015

(Dollar amount in thousands)

Note 15—Income Taxes

The components of the income tax benefit for the fiscal year ended March 28, 2015, are summarized below:

2015
Current:
Federal	$25
State	32

Total current	57

Deferred:
Federal	(277)
State	15

Total deferred	(262)

Benefit from income taxes	$(205)

Significant components of the Company’s deferred income tax assets and liabilities as of March 28, 2015, consisted of the following:

2015
Deferred income tax assets
Asset retirement obligation	$456
Inventories	46
Capital lease obligation	1,358
Accrued expenses	1,041
Deferred rent	2,418
Deferred sale leaseback	276
Environmental liabilities	839
Deferred income tax assets	122
AMT credits	1,821
Employment based credits	1,362
Net operating losses	2,308
Stock options	827
Other	84

Total deferred income tax assets	12,958
Deferred income tax liabilities
Property and equipment	$(2,769)
Intangible assets	(1,923)
Prepaid expenses	(467)

Total deferred income tax liabilities	(5,159)
Less valuation allowance	635

Net deferred income tax assets	$7,164

CARVED-OUT WOC SOUTHEAST HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 28, 2015

(Dollar amount in thousands)

The differences between income taxes expected at the U.S. federal statutory income tax rate of 34 percent and the reported income tax benefit are summarized as follows:

2015
Expected income tax benefit at federal statutory rate	$(198)
State and local income taxes	(15)
UTP Liability	30
Other	(22)

Reported income tax benefit	$(205)

Effective tax rate	35.28%

Federal and state operating loss carryforwards for tax purposes were $4,510 and $2,670, respectively, at March 28, 2015, resulting in net deferred tax asset of $1,673. Losses begin to expire in March of 2033. The Company believes that it is more likely than not that the benefit from certain state NOL carryforwards will not be realized. In recognition of this risk, the Company has provided a valuation allowance of $635 on the deferred tax assets related to these state NOL carryforwards.

Employment based and AMT tax credits available to offset future tax liabilities are $3,183. A substantial portion of these credits have a remaining carryforward period of 10 years or more. Tax benefits of operating loss and tax credit carryforwards are evaluated on an ongoing basis, including a review of historical and projected future operating results, the eligible carryforward period, and other circumstances.

Note 16—Option Grants

In February 2011, 60,000 option grants of VP C- Store Holdings LLC (now VPS Convenience Store Group “VPS”) were issued to executives and members of management at VPS (which was the holding parent company of the Company). Upon issuance, 27,500 of the equity grants vested immediately. The remaining grants vest in 20% increments according to the grantee’s hire date. During a restructuring in 2014, VPS transferred the Interest Option Plan and the outstanding option grants to the Company. At March 28, 2015, all outstanding options were vested.

The fair value of each option award is estimated on the date of grant using a Black Scholes option valuation model that uses the assumptions noted in the table below. Expected volatilities are based on comparisons with similar companies. The expected term of the options are based on the exercisable period. The Company uses historical data to estimate employee termination within the valuation model. The risk-free rate for periods within the contractual life of the option is based on LIBOR in effect at the time of grant.

2015
Assumptions used for issuance of stock options:
Expected volatility	55%
Expected dividends	0%
Expected term	5 years
Risk-free rate	0.12%

CARVED-OUT WOC SOUTHEAST HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 28, 2015

(Dollar amount in thousands)

A summary of option activity under the plan as of March 28, 2015:

Options	Shares	Weighted- Average Exercise Price
Outstanding, beginning of year	50,000	$51.82
Granted	—	—
Exercised	—	—
Forfeited or expired	—	—

Outstanding, end of year	50,000	$51.82

Exercisable	50,000

A summary of the status of the Company’s nonvested options as of March 28, 2015, and changes during the year ended March 28, 2015, are presented below:

Options	Shares	Weighted- Average Grant Date Fair Value
Nonvested, beginning of year	2,000	$35.83
Granted	—	—
Vested	2,000	35.83
Forfeited	—	—

Nonvested, end of year	—	—

In accordance with ASC 718, the Company has recognized approximately $72 of compensation expense as of March 28, 2015, related to options that the employee has earned.

Note 17—Subsequent Events (Unaudited)

On February 11, 2015, the Company (the “Seller”) entered into an agreement with a third party (the “Purchaser”), which was subsequently amended and restated on June 2, 2015, (the “Acquisition Agreement”) to acquire 100% of the capital stock of the Company.

After the completion of the fulfillment of the conditions precedent, including the receipt of all of the approvals required pursuant to law (while the consideration was paid in full on June 4, 2015), the transaction was fully completed with the closing effective as of June 3, 2015 (the “Closing Date”). The total purchase price was $59.5 million plus an additional purchase price of $2.5 million (mainly as a result of the mechanisms stated in the Acquisition Agreement, and inclusive of the amount paid by the Company to acquire fee ownership of the real estate at three sites prior to the signing of the Acquisition Agreement). On the closing date, the Purchaser paid $15.2 million cash and caused the Company to pay approximately $19.5 million in obligations and debt which were owed by the Company and its subsidiaries as of the Closing Date and which were paid on the Closing Date.

CARVED-OUT WOC SOUTHEAST HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 28, 2015

(Dollar amount in thousands)

The remaining $25 million of consideration will be paid in installments as follows: (a) $5.0 million will be paid in quarterly installments of approximately $0.6 million each, beginning September 2015 until June 2017 and (b) beginning September 2017 after the closing date and until June 2025, the Purchaser will deposit a total of $20.0 million into an escrow account (the “Indemnification Escrow Account”) in favor of the Seller in accordance with a quarterly payment schedule. The timing of the foregoing payments is subject to total or partial acceleration predicated on certain events. The $25.0 million balance of the Consideration is secured by a non-interest bearing up to ten-year promissory note (the “Seller Note”) that is collateralized by subordinated liens on substantially all of the assets of the Purchaser. In addition, the Seller Note is collateralized by a first lien on the balance of the Consideration deposited in the escrow account. If the promissory note is paid in full by June 3, 2020, the balance of the Consideration will be reduced by approximately $83 thousand multiplied by the number of months from the date of the full payment until the end of the fifth year from the closing date.

The escrow account was established based on the fact that a former affiliate of the Company has an obligation to make payments until November 1, 2032, of approximately $0.3 million per month, to a pension fund from which an affiliate of the Company withdrew several years ago. If that former affiliate of the Company does not make the required pension payments, the Purchaser may be required to make the payments, in whole or in part, pursuant to U.S. law. The balance of the Consideration deposited in the escrow account referred to above shall constitute the sole indemnification to which the Purchaser will be entitled from the Company for the pension obligation. The escrow balances may also be used to satisfy up to $16.2 million in certain other indemnifications provided by the Company.

Upon acceleration due to a default on the pension fund obligation payment by the former affiliate of the Company, the balance in the escrow account will immediately be deposited into another escrow account in favor of the Purchaser. If at the time of acceleration the former affiliate of the Company is still owned by the same parent entity as the Company as of the time of entering into the Acquisition Agreement, and provided that the Company receives a demand for payment of the pension fund obligation, the escrow account will be released to the Purchaser and the Purchaser will have no further payment obligations with respect to the funding of the escrow.

On the date when the pension obligation is less than $40.0 million, an amount equal to 50% of the monthly amount paid by the former affiliate of the Company to the pension fund will be released to the Company monthly out of the balance of the Consideration deposited in escrow until the whole balance of the Consideration deposited in escrow (minus any amounts reserved, or paid, for indemnification claims) is released to the Company. Under a separate agreement that was signed on the closing date between the Purchaser and the former affiliate of the Company, a monthly notification is required to be provided to the Purchaser as evidence of the monthly pension payment. The monthly escrow release as described above is subject to certain holdbacks in the event the monthly notifications described above are not received or if the monthly pension payment is otherwise not being paid.

In the event that there is a settlement with the pension fund for the payment of an agreed sum in return for a release of the future pension obligation, or if an approved corporation assumes the pension obligation, or if the pension fund obligations are otherwise covered by funds (whether through an annuity, an escrow or otherwise), the amounts in escrow will be subject to release from

CARVED-OUT WOC SOUTHEAST HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 28, 2015

(Dollar amount in thousands)

escrow, less and except for the $16.2 million reserved for certain other indemnification claims which shall be released based upon the expiration of the applicable statute of limitations. Funds in the escrow are subject to partial release in the event of a partial settlement/assumption or other coverage of the pension fund obligation as described above.

If the Purchaser does not make the payments of the balance of the Consideration to be deposited in escrow on time, the amounts that have not yet been paid will bear annual interest at a rate of 13%.

On the closing date, the management services agreement with respect to certain activities of the Company that was previously signed between the Company and the Purchaser in connection with the “Southeast Acquisition”, as described in Note 1 to the consolidated financial statements was terminated.

In addition, on June 3, 2015, the Company entered into a new revolving credit agreement with PNC (“PNC Facility”) in the amount of $10.0 million collateralized by eligible inventory and receivables. The PNC Facility can increase up to $15.0 million, for a period expiring August 6, 2018, based on certain criteria in the future.

Appendix A

FORM OF

FIRST AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

GPM PETROLEUM LP

A-i

A-ii

A-iii

FIRST AMENDED AND RESTATED AGREEMENT

OF LIMITED PARTNERSHIP OF GPM PETROLEUM LP

THIS FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF GPM PETROLEUM LP dated as of                     , 2015, is entered into by and between GPM Petroleum GP, LLC, a Delaware limited liability company, as the General Partner, and GPM Investments, LLC, a Delaware limited liability company, in its capacity as the Organizational Limited Partner, together with any other Persons who become Partners in the Partnership or parties hereto as provided herein. In consideration of the covenants, conditions and agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. The following definitions shall be applied to the terms used in this Agreement for all purposes, unless otherwise clearly indicated to the contrary.

“Additional Book Basis” means, with respect to any Adjusted Property, the portion of the Carrying Value of such Adjusted Property that is attributable to positive adjustments made to such Carrying Value, as determined in accordance with the provisions set forth below in this definition of Additional Book Basis. For purposes of determining the extent to which Carrying Value constitutes Additional Book Basis:

(a) Any negative adjustment made to the Carrying Value of an Adjusted Property as a result of either a Book-Down Event or a Book-Up Event shall first be deemed to offset or decrease that portion of the Carrying Value of such Adjusted Property that is attributable to any prior positive adjustments made thereto pursuant to a Book-Up Event or Book-Down Event; and

(b) If Carrying Value that constitutes Additional Book Basis is reduced as a result of a Book-Down Event (an “Additional Book Basis Reduction”) and the Carrying Value of other property is increased as a result of such Book-Down Event (a “Carrying Value Increase”), then any such Carrying Value Increases shall be treated as Additional Book Basis in an amount equal to the lesser of (i) the amount of such Carrying Value Increase and (ii) the amount determined by proportionately allocating to the Carrying Value Increases resulting from such Book-Down Event the lesser of (A) the aggregate Additional Book Basis Reductions resulting from such Book-Down Event and (B) the amount by which the Aggregate Remaining Net Positive Adjustments after such Book-Down Event exceeds the remaining Additional Book Basis attributable to all of the Partnership’s Adjusted Property after such Book-Down Event (determined without regard to the application of this clause (b) to such Book-Down Event).

“Additional Book Basis Derivative Items” means any Book Basis Derivative Items that are computed with reference to Additional Book Basis. To the extent that the Additional Book Basis attributable to all of the Partnership’s Adjusted Property as of the beginning of any taxable period exceeds the Aggregate Remaining Net Positive Adjustments as of the beginning of such period (the “Excess Additional Book Basis”), the Additional Book Basis Derivative Items for such period shall be reduced by the amount that bears the same ratio to the amount of Additional Book Basis Derivative Items determined without regard to this sentence as the Excess Additional Book Basis bears to the Additional Book Basis as of the beginning of such period. With respect to a Disposed of Adjusted Property, the Additional Book Basis Derivative Items shall be the amount of Additional Book Basis taken into account in computing gain or loss from the disposition of such

Disposed of Adjusted Property; provided that the provisions of the immediately preceding sentence shall apply to the determination of the Additional Book Basis Derivative Items attributable to Disposed of Adjusted Property.

“Adjusted Capital Account” means the Capital Account maintained for each Partner as of the end of each taxable period of the Partnership, (a) increased by any amounts that such Partner is obligated to restore under the standards set by Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (or is deemed obligated to restore under Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5)) and (b) decreased by (i) the amount of all losses and deductions that, as of the end of such taxable period, are reasonably expected to be allocated to such Partner in subsequent taxable periods under Sections 704(e)(2) and 706(d) of the Code and Treasury Regulation Section 1.751-1(b)(2)(ii), and (ii) the amount of all distributions that, as of the end of such taxable period, are reasonably expected to be made to such Partner in subsequent taxable periods in accordance with the terms of this Agreement or otherwise to the extent they exceed offsetting increases to such Partner’s Capital Account that are reasonably expected to occur during (or prior to) the taxable period in which such distributions are reasonably expected to be made (other than increases as a result of a minimum gain chargeback pursuant to Section 6.1(d)(i) or 6.1(d)(ii)). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith. The “Adjusted Capital Account” of a Partner in respect of any Partnership Interest shall be the amount that such Adjusted Capital Account would be if such Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such Partnership Interest was first issued.

“Adjusted Operating Surplus” means, with respect to any period, (a) Operating Surplus generated with respect to such period; less (b)(i) the amount of any net increase during such period in Working Capital Borrowings (or the Partnership’s proportionate share of any net increase in Working Capital Borrowings in the case of Subsidiaries that are not wholly owned); and (ii) the amount of any net decrease during such period in cash reserves (or the Partnership’s proportionate share of any net decrease in cash reserves in the case of Subsidiaries that are not wholly owned) for Operating Expenditures not relating to an Operating Expenditure made during such period; and plus (c)(i) the amount of any net decrease during such period in Working Capital Borrowings (or the Partnership’s proportionate share of any net decrease in Working Capital Borrowings in the case of Subsidiaries that are not wholly owned); (ii) the amount of any net increase during such period in cash reserves (or the Partnership’s proportionate share of any net increase in cash reserves in the case of Subsidiaries that are not wholly owned) for Operating Expenditures required by any debt instrument for the repayment of principal, interest or premium; and (iii) the amount of any net decrease made in subsequent periods in cash reserves for Operating Expenditures initially established with respect to such period to the extent such decrease results in a reduction in Adjusted Operating Surplus in subsequent periods pursuant to clause (b)(ii) above. Adjusted Operating Surplus does not include that portion of Operating Surplus included in clause (a)(i) of the definition of Operating Surplus, but does include that portion of Operating Surplus included in clause (a)(iv) of the definition of Operating Surplus. To the extent that disbursements made, cash received or cash reserves established, increased or reduced after the end of a period are included in the determination of Operating Surplus for such period (as contemplated by the proviso in the definition of “Operating Surplus”) such disbursements, cash receipts and changes in cash reserves shall be deemed to have occurred in such period (and not in any future period) for purposes of calculating increases or decreases in Working Capital Borrowings or cash reserves during such period.

“Adjusted Property” means any property the Carrying Value of which has been adjusted pursuant to Section 5.5(d).

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, the Person in question. As used herein, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Aggregate Quantity of IDR Reset Common Units” is defined in Section 5.11(a).

“Aggregate Remaining Net Positive Adjustments” means, as of the end of any taxable period, the sum of the Remaining Net Positive Adjustments of all the Partners.

“Agreed Allocation” means any allocation, other than a Required Allocation, of an item of income, gain, loss or deduction pursuant to the provisions of Section 6.1, including a Curative Allocation (if appropriate to the context in which the term “Agreed Allocation” is used).

“Agreed Value” of (a) a Contributed Property means the fair market value of such Contributed Property at the time of contribution and (b) an Adjusted Property means the fair market value of such Adjusted Property on the date of the Revaluation Event, in each case as determined by the General Partner.

“Agreement” means this First Amended and Restated Agreement of Limited Partnership of GPM Petroleum LP, as it may be amended, supplemented or restated from time to time.

“Associate” means, when used to indicate a relationship with any Person, (a) any corporation or organization of which such Person is a director, officer, manager, general partner or managing member or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest; (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.

“Bad Faith” means, with respect to any determination, action or omission, of any Person, board or committee, that such Person, board or committee reached such determination, or engaged in or failed to engage in such act or omission, with the belief that such determination, action or omission was adverse to the interest of the Partnership.

“Board of Directors” means the board of directors of the General Partner.

“Book Basis Derivative Items” means any item of income, deduction, gain or loss that is computed with reference to the Carrying Value of an Adjusted Property (e.g., depreciation, depletion, or gain or loss with respect to an Adjusted Property).

“Book-Down Event” means a Revaluation Event that gives rise to a Revaluation Loss.

“Book-Tax Disparity” means with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for U.S. federal income tax purposes as of such date. A Partner’s share of the Partnership’s Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Partner’s Capital Account balance as maintained pursuant to Section 5.5 and the hypothetical balance of such Partner’s Capital Account computed as if it had been maintained strictly in accordance with U.S. federal income tax accounting principles.

“Book-Up Event” means a Revaluation Event that gives rise to a Revaluation Gain.

“Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the Commonwealth of Virginia shall not be regarded as a Business Day.

“Capital Account” means the capital account maintained for a Partner pursuant to Section 5.5. The “Capital Account” of a Partner in respect of any Partnership Interest shall be the amount that such Capital Account would be if such Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such Partnership Interest was first issued.

“Capital Contribution” means any cash, cash equivalents or the Net Agreed Value of Contributed Property that a Partner contributes to the Partnership or that is contributed or deemed contributed to the Partnership on behalf of a Partner (including, in the case of an underwritten offering of Units, the amount of any underwriting discounts or commissions).

“Capital Improvement” means any (a) addition or improvement to the assets owned by any Group Member, (b) acquisition (through an asset acquisition, merger, stock acquisition or other form of investment) of existing, or the construction of new assets by any Group Member, or (c) capital contribution by a Group Member to a Person that is not a Subsidiary, in which a Group Member has, or after such capital contribution will have an equity interest, to fund the Group Member’s pro rata share of the cost of the acquisition of existing or the construction of new or the improvement of existing assets, in each case if and to the extent such addition, improvement, acquisition or construction is made to increase the long-term operating capacity or operating income of the Partnership Group from the long-term operating capacity or operating income of the Partnership Group, in the case of clauses (a) and (b), or such Person, in the case of clause (c), from that existing immediately prior to such addition, improvement, acquisition or construction.

“Capital Surplus” means cash and cash equivalents distributed by the Partnership in excess of Operating Surplus, as described in Section 6.3(b).

“Carrying Value” means (a) with respect to a Contributed Property or an Adjusted Property, the Agreed Value of such property reduced (but not below zero) by all depreciation, amortization and other cost recovery deductions charged to the Partners’ Capital Accounts in respect of such property, and (b) with respect to any other Partnership property, the adjusted basis of such property for U.S. federal income tax purposes, all as of the time of determination. The Carrying Value of any property shall be adjusted from time to time in accordance with Section 5.5(d) and to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Partnership properties, as deemed appropriate by the General Partner.

“Cause” means a court of competent jurisdiction has entered a final, non-appealable judgment finding the General Partner is liable to the Partnership or any Limited Partner for actual fraud or willful misconduct in its capacity as a general partner of the Partnership.

“Certificate” means a certificate in such form (including in global form if permitted by applicable rules and regulations) as may be adopted by the General Partner, issued by the Partnership evidencing ownership of one or more Partnership Interests.

“Certificate of Limited Partnership” means the Certificate of Limited Partnership of the Partnership filed with the Secretary of State of the state of Delaware as referenced in Section 7.3, as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.

“Citizenship Eligibility Trigger” is defined in Section 4.9(a)(ii).

“claim” (as used in Section 7.12(c)) is defined in Section 7.12(c).

“Closing Date” means the first date on which Common Units are issued and delivered by the Partnership to the Underwriters pursuant to the provisions of the Underwriting Agreement.

“Closing Price” means, in respect of any class of Limited Partner Interests, as of the date of determination, the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the principal National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading or, if such Limited Partner Interests are not listed or admitted to trading on any National Securities Exchange, the last quoted price on such day or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by the primary reporting system then in use in relation to such Limited Partner Interests of such class, or, if on any such day such Limited Partner Interests of such class are not quoted by any such organization, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests of such class selected by the General Partner, or if on any such day no market maker is making a market in such Limited Partner Interests of such class, the fair value of such Limited Partner Interests on such day as determined by the General Partner.

“Code” means the U.S. Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of any successor law.

“Combined Interest” is defined in Section 11.3(a).

“Commences Commercial Service” means the date a Capital Improvement or replacement asset is first put into or commences commercial service by a Group Member (or other Person that is not a Subsidiary of a Group Member, as contemplated in the definition of “Capital Improvement”) following, if applicable, completion of construction, acquisition, development or testing, as applicable.

“Commission” means the United States Securities and Exchange Commission.

“Common Unit” means a Partnership Interest having the rights and obligations specified with respect to Common Units in this Agreement. The term “Common Unit” does not refer to or include any Subordinated Unit prior to its conversion into a Common Unit pursuant to the terms hereof.

“Common Unit Arrearage” means, with respect to any Common Unit, whenever issued, with respect to any Quarter wholly within the Subordination Period, the excess, if any, of (a) the Minimum Quarterly Distribution with respect to a Common Unit in respect of such Quarter over (b) the sum of all cash and cash equivalents distributed with respect to a Common Unit in respect of such Quarter pursuant to Section 6.4(a)(i).

“Conflicts Committee” means a committee of the Board of Directors composed entirely of one or more directors, each of whom is determined by the Board of Directors, after reasonable inquiry, (a) to not be an officer or employee of the General Partner (b) to not be an officer or employee of any Affiliate of the General Partner or a director of any Affiliate of the General Partner (other than any Group Member), (c) to not be a holder of any ownership interest in the General Partner or any of its Affiliates, including any Group Member, that would be likely to have an adverse impact on the ability of such director to act in an independent manner with respect to the matter submitted to the Conflicts Committee, other than Common Units and awards that are granted to such director under the LTIP, and (d) to be independent under the independence standards for directors who serve on an audit committee of a board of directors established by the Securities Exchange Act and the rules and regulations of the Commission thereunder and by the National Securities Exchange on which any class of Partnership Interests is listed or admitted to trading.

“Contributed Property” means each property or asset, in such form as may be permitted by the Delaware Act, but excluding cash, contributed to the Partnership. Once the Carrying Value of a Contributed Property is adjusted pursuant to Section 5.5(d), such property or asset shall no longer constitute a Contributed Property, but shall be deemed an Adjusted Property.

“Contribution Agreement” means that certain Contribution, Conveyance and Assumption Agreement, dated as of                     , 2015, among the General Partner, the Partnership, GPM, the Operating Company and certain other parties, together with the additional conveyance documents and instruments contemplated or referenced thereunder, as such may be amended, supplemented or restated from time to time.

“Cumulative Common Unit Arrearage” means, with respect to any Common Unit, whenever issued, and as of the end of any Quarter, the excess, if any, of (a) the sum of the Common Unit Arrearages with respect to an Initial Common Unit for each of the Quarters wholly within the Subordination Period ending on or before the last day of such Quarter over (b) the sum of any distributions theretofore made pursuant to Section 6.4(a)(ii) and Section 6.5(b) with respect to an Initial Common Unit (including any distributions to be made in respect of the last of such Quarters).

“Curative Allocation” means any allocation of an item of income, gain, deduction, loss or credit pursuant to the provisions of Section 6.1(d)(xi).

“Current Market Price” means, in respect of any class of Limited Partner Interests, as of the date of determination, the average of the daily Closing Prices per Limited Partner Interest of such class for the 20 consecutive Trading Days immediately prior to such date.

“Deferred Issuance and Distribution” means both (a) the issuance by the Partnership of a number of additional Common Units that is equal to the excess, if any, of (x)             over (y) the aggregate number, if any, of Common Units actually purchased by and issued to the Underwriters pursuant to the Over-Allotment Option on the Option Closing Date(s), and (b) distribution(s) of cash contributed by the Underwriters to the Partnership on or in connection with any Option Closing Date with respect to Common Units issued by the Partnership upon the applicable exercise of the Over-Allotment Option as described in Section 5.3(b), if any.

“Delaware Act” means the Delaware Revised Uniform Limited Partnership Act, 6 Del C. Section 17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

“Departing General Partner” means a former General Partner from and after the effective date of any withdrawal or removal of such former General Partner pursuant to Section 11.1 or 11.2.

“Derivative Instruments” means options, rights, warrants, appreciation rights, tracking, profit and phantom interests and other derivative instruments relating to, convertible into or exchangeable for Partnership Interests.

“Disposed of Adjusted Property” is defined in Section 6.1(d)(xii)(B).

“Economic Risk of Loss” has the meaning set forth in Treasury Regulation Section 1.752-2(a).

“Eligibility Certificate” is defined in Section 4.9(b).

“Eligible Holder” means a Limited Partner, or type of Limited Partners, whose (a) U.S. federal income tax status (or lack of proof thereof), in the determination of the General Partner, does not create and is not reasonably likely to create a substantial risk of the adverse effect described in Section 4.9(a)(i) or (b) nationality, citizenship or other related status does not, in the determination of the General Partner, create a substantial risk of cancellation or forfeiture as described in Section 4.9(a)(ii). The General Partner may adopt policies and procedures for determining whether types or categories of Persons are or are not Eligible Holders. The General Partner may determine that certain Persons, or types or categories of Persons, are Eligible Holders based on its determination that (a) their U.S. federal income tax status, nationality, citizenship or other related status (or lack of proof thereof) is unlikely to create the substantial risk referenced or (b) it is in the best interest of the Partnership to permit such Persons or types or categories of Persons to own Partnership Interests notwithstanding any such risk. Any such determination may be changed by the General Partner from time to time in its discretion, and any Limited Partner may be treated as an Ineligible Holder notwithstanding that it was in a type or category of Persons determined by the General Partner to be Eligible Holders at the time such Limited Partner acquired its Limited Partner Interest.

“Estimated Incremental Quarterly Tax Amount” is defined in Section 6.9.

“Event Issue Value” means, with respect to any Common Unit as of any date of determination, (a) in the case of a Revaluation Event that includes the issuance of Common Units pursuant to a public offering and solely for cash, the price paid for such Common Units, or (b) in the case of any other Revaluation Event, the Closing Price of the Common Units on the date of such Revaluation Event or, if the General Partner determines that a value for the Common Unit other than such Closing Price more accurately reflects the Event Issue Value, the value determined by the General Partner.

“Event of Withdrawal” is defined in Section 11.1(a).

“Excess Additional Book Basis” is defined in the definition of Additional Book Basis Derivative Items.

“Excess Distribution” is defined in Section 6.1(d)(iii)(A).

“Excess Distribution Unit” is defined in Section 6.1(d)(iii)(A).

“Expansion Capital Expenditures” means cash expenditures (including transaction expenses) for Capital Improvements, and shall not include Maintenance Capital Expenditures or Investment Capital Expenditures. Expansion Capital Expenditures shall include interest (and related fees) on debt incurred to finance the construction of a Capital Improvement and paid in respect of the period beginning on the date that a Group Member enters into a binding obligation to commence construction of a Capital Improvement and ending on the earlier to occur of the date that such Capital Improvement Commences Commercial Service and the date that such Capital Improvement is abandoned or disposed of. Debt incurred to fund such construction period interest payments or to fund distributions in respect of equity issued (including incremental Incentive Distributions related thereto) to fund the construction of a Capital Improvement as described in clause (a)(iv) of the definition of Operating Surplus shall also be deemed to be debt incurred to finance the construction of a Capital Improvement. Where capital expenditures are made in part for Expansion Capital Expenditures and in part for other purposes, the General Partner shall determine the allocation between the amounts paid for each.

“Final Subordinated Units” is defined in Section 6.1(d)(x)(A).

“First Liquidation Target Amount” is defined in Section 6.1(c)(i)(D).

“First Target Distribution” means $        per Unit per Quarter (or, with respect to periods of less than a full fiscal quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period, and the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Sections 5.11, 6.6 and 6.8.

“Fully Diluted Weighted Average Basis” means, when calculating the number of Outstanding Units for any period, the sum of (1) the weighted average number of Units Outstanding during such period plus (2) all Partnership Interests and Derivative Instruments (a) that are convertible into or exercisable or exchangeable for Units or for which Units are issuable, in each case that are senior to or pari passu with the Subordinated Units, (b) whose conversion, exercise or exchange price is less than the Current Market Price on the date of such calculation, (c) that may be converted into or exercised or exchanged for such Units prior to or during the Quarter immediately following the end of the period for which the calculation is being made without the satisfaction of any contingency beyond the control of the holder other than the payment of consideration and the compliance with administrative mechanics applicable to such conversion, exercise or exchange and (d) that were not converted into or exercised or exchanged for such Units during the period for which the calculation is being made; provided, however, that for purposes of determining the number of Outstanding Units on a Fully Diluted Weighted Average Basis when calculating whether the Subordination Period has ended or the Subordinated Units are entitled to convert into Common Units pursuant to Section 5.7 such Partnership Interests and Derivative Instruments shall be deemed to have been Outstanding Units only for the four Quarters that comprise the last four Quarters of the measurement period; provided, further, that if consideration will be paid to any Group Member in connection with such conversion, exercise or exchange, the number of Units to be included in such calculation shall be that number equal to the difference between (i) the number of Units issuable upon such conversion, exercise or exchange and (ii) the number of Units that such consideration would purchase at the Current Market Price.

“General Partner” means GPM Petroleum GP, LLC, a Delaware limited liability company, and its successors and permitted assigns that are admitted to the Partnership as general partner of the Partnership, in their capacities as general partner of the Partnership (except as the context otherwise requires).

“General Partner Interest” means the non-economic management interest of the General Partner in the Partnership (in its capacity as a general partner and without reference to any Limited Partner Interest held by it) and includes any and all rights, powers and benefits to which the General Partner is entitled as provided in this Agreement in such capacity, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement in such capacity. The General Partner Interest does not include any rights to profits or losses or any rights to receive distributions from operations or upon the liquidation or winding-up of the Partnership.

“Good Faith” means, with respect to any determination, action or omission, of any Person, board or committee, that such determination, action or omission was not taken in Bad Faith.

“GPM” means GPM Investments, LLC, a Delaware limited liability company.

“Gross Liability Value” means, with respect to any Liability of the Partnership described in Treasury Regulation Section 1.752-7(b)(3)(i), the amount of cash that a willing assignor would pay to a willing assignee to assume such Liability in an arm’s-length transaction.

“Group” means two or more Persons that with or through any of their respective Affiliates or Associates have any contract, arrangement, understanding or relationship for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons), exercising investment power over or disposing of any Partnership Interests with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Partnership Interests.

“Group Member” means a member of the Partnership Group.

“Group Member Agreement” means the partnership agreement of any Group Member, other than the Partnership, that is a limited or general partnership, the limited liability company agreement of any Group Member that is a limited liability company, the certificate of incorporation and bylaws or similar organizational documents of any Group Member that is a corporation, the joint venture agreement or similar governing document of any Group Member that is a joint venture and the governing or organizational or similar documents of any other Group Member that is a Person other than a limited or general partnership, limited liability company, corporation or joint venture, as such may be amended, supplemented or restated from time to time.

“Hedge Contract” means any exchange, swap, forward, cap, floor, collar, option or other similar agreement or arrangement entered into for the purpose of reducing the exposure of the Partnership Group to fluctuations in commodities, financial instruments or other capital activity, in each case, other than for speculative purposes.

“Holder” as used in Section 7.12, is defined in Section 7.12(a).

“IDR Reset Common Unit” is defined in Section 5.11(a).

“IDR Reset Election” is defined in Section 5.11(a).

“Incentive Distribution Right” means a Limited Partner Interest having the rights and obligations specified with respect to Incentive Distribution Rights in this Agreement.

“Incentive Distributions” means any amount of cash distributed to the holders of the Incentive Distribution Rights pursuant to Section 6.4.

“Incremental Income Taxes” is defined in Section 6.9.

“Indemnified Persons” is defined in Section 7.12(c).

“Indemnitee” means (a) any General Partner, (b) any Departing General Partner, (c) any Person who is or was an Affiliate of the General Partner or any Departing General Partner, (d) any Person who is or was a manager, managing member, general partner, director, officer, employee, agent, fiduciary or trustee of any Group Member, a General Partner, any Departing General Partner or any of their respective Affiliates, (e) any Person who is or was serving at the request of a General Partner, any Departing General Partner or any of their respective Affiliates as an officer, director, manager, managing member, general partner, employee, agent, fiduciary or trustee of another Person owing a fiduciary or similar duty to any Group Member; provided that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services, (f) any Person who controls a General Partner or Departing General Partner and (g) any Person the General Partner designates as an “Indemnitee” for purposes of this Agreement because such Person’s service, status or relationship exposes such Person to potential claims, demands, actions, suits or proceedings relating to the Partnership Group’s business and affairs.

“Ineligible Holder” is defined in Section 4.9(c).

“Initial Common Units” means the Common Units sold in the Initial Offering.

“Initial Limited Partners” means GPM and WOC Southeast Holding Corp. (with respect to the Common Units and Subordinated Units received by them pursuant to Section 5.2), the General Partner (with respect to Incentive Distribution Rights received by it pursuant to Section 5.2) and the Underwriters, in each case upon being admitted to the Partnership in accordance with Section 10.1.

“Initial Offering” means the initial offering and sale of Common Units to the public, as described in the Registration Statement, including any offer and sale of Common Units pursuant to the exercise of the Over-Allotment Option.

“Initial Unit Price” means (a) with respect to the Common Units and the Subordinated Units, the initial public offering price per Common Unit at which the Underwriters first offered the Common Units to the public for sale as set forth on the cover page of the prospectus included as part of the Registration Statement and first issued at or after the time the Registration Statement first became effective or (b) with respect to any other class or series of Units, the price per Unit at which such class or series of Units is initially sold by the Partnership, as determined by the General Partner, in each case adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of Units.

“Interim Capital Transactions” means the following transactions if they occur prior to the Liquidation Date: (a) borrowings, including sales of debt securities and other incurrences of indebtedness for borrowed money, by any Group Member, other than Working Capital Borrowings and other than for items purchased on open account or for a deferred purchase price in the ordinary course of business; (b) sales of equity interests of any Group Member (including the Common Units sold to the Underwriters pursuant to the Underwriting Agreement); and (c) sales or other voluntary or involuntary dispositions of any assets of any Group Member other than (i) sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and (ii) sales or other dispositions of assets as part of normal retirements or replacements.

“Investment Capital Expenditures” means capital expenditures other than Maintenance Capital Expenditures and Expansion Capital Expenditures.

“Liability” means any liability or obligation of any nature, whether accrued, contingent or otherwise.

“Limited Partner” means, unless the context otherwise requires, each Initial Limited Partner, each additional Person that becomes a Limited Partner pursuant to the terms of this Agreement and any Departing General Partner upon the change of its status from General Partner to Limited Partner pursuant to Section 11.3, in each case, in such Person’s capacity as a limited partner of the Partnership.

“Limited Partner Interest” means the ownership interest of a Limited Partner in the Partnership, which may be evidenced by Common Units, Subordinated Units, Incentive Distribution Rights or other Partnership Interests or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner is entitled as provided in this Agreement, together with all obligations of such Limited Partner to comply with the terms and provisions of this Agreement.

“Liquidation Date” means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to continue the business of the Partnership has expired without such an election being made, and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

“Liquidation Gain” has the meaning set forth in the definition of Net Termination Gain.

“Liquidation Loss” has the meaning set forth in the definition of Net Termination Loss.

“Liquidator” means one or more Persons selected pursuant to Section 12.3 to perform the functions described in Section 12.4 as liquidating trustee of the Partnership within the meaning of the Delaware Act.

“LTIP” means benefit plans, programs and practices adopted by the General Partner pursuant to Section 7.5(b).

“Maintenance Capital Expenditures” means cash expenditures (including expenditures for the addition or improvement to or replacement of the assets owned by any Group Member or for the acquisition of existing, or the construction or development of new assets) if such expenditures are made to maintain the long-term operating capacity or operating income of the Partnership Group.

“Merger Agreement” is defined in Section 14.1.

“Minimum Quarterly Distribution” means $            per Unit per Quarter (or with respect to periods of less than a full fiscal quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period and the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Sections 5.11, 6.6 and 6.8.

“National Securities Exchange” means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act (or any successor to such Section) and any other securities exchange (whether or not registered with the Commission under Section 6(a) (or successor to such Section) of the Securities Exchange Act) that the General Partner shall designate as a National Securities Exchange for purposes of this Agreement.

“Net Agreed Value” means, (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any Liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed and (b) in the case of any property distributed to a Partner by the Partnership, the Partnership’s Carrying Value of such property (as adjusted pursuant to Section 5.5(d)(ii)) at the time such property is distributed, reduced by any Liabilities either assumed by such Partner upon such distribution or to which such property is subject at the time of distribution, in either case as determined and required by the Treasury Regulations promulgated under Section 704(b) of the Code.

“Net Income” means, for any taxable period, the excess, if any, of the Partnership’s items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period over the Partnership’s items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period. The items included in the calculation of Net Income shall be determined in accordance with Section 5.5 but shall not include any items specially allocated under Section 6.1(d); provided, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made without regard to any reversal of such items under Section 6.1(d)(xii).

“Net Loss” means, for any taxable period, the excess, if any, of the Partnership’s items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period over the Partnership’s items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.5 but shall not include any items specially allocated under Section 6.1(d); provided, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made without regard to any reversal of such items under Section 6.1(d)(xii).

“Net Positive Adjustments” means, with respect to any Partner, the excess, if any, of the total positive adjustments over the total negative adjustments made to the Capital Account of such Partner pursuant to Book-Up Events and Book-Down Events.

“Net Termination Gain” means, as applicable, (a) the sum, if positive, of all items of income, gain, loss or deduction (determined in accordance with Section 5.5) that are recognized (i) after the Liquidation Date (“Liquidation Gain”) or (ii) upon the sale, exchange or other disposition of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (excluding any disposition to a member of the Partnership Group) (“Sale Gain”), or (b) the excess, if any, of the aggregate amount of Unrealized Gain over the aggregate amount of Unrealized Loss deemed recognized by the Partnership pursuant to Section 5.5(d) on the date of a Revaluation Event (“Revaluation Gain”); provided, however, the items included in the determination of Net Termination Gain shall not include any items of income, gain or loss specially allocated under Section 6.1(d); and provided, further, that Sale Gain and Revaluation Gain shall not include any items of income, gain, loss or deduction that are recognized during any portion of the taxable period during which such Sale Gain or Revaluation Gain occurs.

“Net Termination Loss” means, as applicable, (a) the sum, if negative, of all items of income, gain, loss or deduction (determined in accordance with Section 5.5) that are recognized (i) after the Liquidation Date (“Liquidation Loss”) or (ii) upon the sale, exchange or other disposition of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (excluding any disposition to a member of the Partnership Group) (“Sale Loss”), or (b) the excess, if any, of the aggregate amount of Unrealized Loss over the aggregate amount of Unrealized Gain, deemed recognized by the Partnership pursuant to Section 5.5(d) on the date of a Revaluation Event (“Revaluation Loss”); provided, however, items included in the determination of Net Termination Loss shall not include any items of income, gain or loss specially allocated under Section 6.1(d); and provided, further, that Sale Loss and Revaluation Loss shall not include any items of income, gain, loss or deduction that are recognized during any portion of the taxable period during which such Sale Loss or Revaluation Loss occurs.

“Noncompensatory Option” has the meaning set forth in Treasury Regulation Section 1.721-2(f).

“Nonrecourse Built-in Gain” means with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or pledge securing a Nonrecourse Liability, the amount of any taxable gain that would be allocated to the Partners pursuant to Section 6.2(b) if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.

“Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(b), are attributable to a Nonrecourse Liability.

“Nonrecourse Liability” has the meaning set forth in Treasury Regulation Section 1.752-1(a)(2).

“Notice of Election to Purchase” is defined in Section 15.1(b).

“Omnibus Agreement” means that certain Omnibus Agreement dated             , 2015, among GPM, the General Partner and the Partnership, as such agreement may be amended, supplemented or restated from time to time.

“Operating Company” means GPM Petroleum, LLC, a Delaware limited liability company.

“Operating Expenditures” means all Partnership Group cash expenditures (or the Partnership’s proportionate share of expenditures in the case of Subsidiaries that are not wholly owned), including taxes, reimbursements of expenses of the General Partner and its Affiliates, payments under any Hedge Contracts, officer compensation, repayment of Working Capital Borrowings, interest and principal payments on indebtedness and capital expenditures, subject to the following:

(a) repayments of Working Capital Borrowings deducted from Operating Surplus pursuant to clause (b)(iii) of the definition of “Operating Surplus” shall not constitute Operating Expenditures when actually repaid;

(b) payments (including prepayments and prepayment penalties and the purchase price of indebtedness that is repurchased and cancelled) of principal of and premium on indebtedness other than Working Capital Borrowings shall not constitute Operating Expenditures;

(c) Operating Expenditures shall not include (i) Expansion Capital Expenditures, (ii) Investment Capital Expenditures, (iii) payment of transaction expenses (including taxes) relating to Interim Capital Transactions, (iv) distributions to Partners, or (v) repurchases of Partnership Interests, other than repurchases of Partnership Interests to satisfy obligations under employee benefit plans, or reimbursements of expenses of the General Partner for such purchases. Where cash expenditures are made in part for Maintenance Capital Expenditures and in part for other purposes, the General Partner shall determine the allocation between the amounts paid for each; and

(d) (i) payments made in connection with the initial purchase of any Hedge Contract shall be amortized over the life of such Hedge Contract and (ii) payments made in connection with the termination of any Hedge Contract prior to its stipulated settlement or termination date shall be included in equal quarterly installments over what would have been the remaining scheduled term of such Hedge Contract had it not been so terminated.

“Operating Surplus” means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication,

(a) the sum of (i) $        million, (ii) all cash receipts of the Partnership Group (or the Partnership’s proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) for the period beginning on the Closing Date and ending on the last day of such period, but excluding cash receipts from Interim Capital Transactions and provided that cash receipts from the termination of any Hedge Contract prior to its stipulated settlement or termination date shall be included in equal quarterly installments over what would have been the remaining scheduled life of such Hedge Contract had it not been so terminated, and (iii) the amount of cash distributions paid (including incremental Incentive Distributions) in respect of equity issued, other than equity issued in the Initial Offering, to finance all or a portion of the construction, acquisition or improvement of a Capital Improvement and paid in respect of the period beginning on the date that the Group Member enters into a binding obligation to commence the construction, acquisition or improvement of a Capital Improvement and ending on the earlier to occur of the date that such Capital Improvement or replacement capital asset Commences Commercial Service and the date that it is abandoned or disposed of (equity issued, other than equity issued in the Initial Offering, to fund the construction period interest payments on debt incurred, or construction period distributions on equity issued, to finance the construction, acquisition or improvement of a Capital Improvement shall also be deemed to be equity issued to finance the construction, acquisition or improvement of a Capital Improvement for purposes of this clause (iii)), and (iv) an amount equal to $         million, which represents the accounts payable assumed by the Partnership in connection with the Offering, as described in the Registration Statement, less

(b) the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending on the last day of such period; (ii) the amount of cash reserves established by the General Partner (or the Partnership’s proportionate share of cash reserves in the case of Subsidiaries that are not wholly owned) to provide funds for future Operating Expenditures; (iii) all Working Capital Borrowings not repaid within 12 months after having been incurred or repaid within such 12-month period with the proceeds of additional Working Capital Borrowings and (iv) any cash loss realized on disposition of an Investment Capital Expenditure;

provided, however, that disbursements made (including contributions to a Group Member or disbursements on behalf of a Group Member), cash received or cash reserves established, increased or reduced after the end of such period but on or before the date on which cash and cash equivalents will be distributed with respect to such period shall be deemed to have been made, received, established, increased or reduced, for purposes of determining Operating Surplus, within such period if the General Partner so determines.

Notwithstanding the foregoing, “Operating Surplus” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero. Cash receipts from an Investment Capital Expenditure shall be treated as cash receipts only to the extent they are a return on principal, but in no event shall a return of principal be treated as cash receipts.

“Opinion of Counsel” means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of its Affiliates) acceptable to the General Partner.

“Option Closing Date” means the date or dates on which any Common Units are sold by the Partnership to the Underwriters upon exercise of the Over-Allotment Option.

“Organizational Limited Partner” means GPM, in its capacity as the organizational limited partner of the Partnership pursuant to this Agreement.

“Outstanding” means, with respect to Partnership Interests, all Partnership Interests that are issued by the Partnership and reflected as outstanding on the Partnership’s books and records as of the date of determination; provided, however, that if at any time any Person or Group (other than the General Partner or its Affiliates) beneficially owns 20% or more of the Partnership Interests of any class, none of the Partnership Interests owned by such Person or Group shall be entitled to be voted on any matter or be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement, except that Partnership Interests so owned shall be considered to be Outstanding for purposes of Section 11.1(b) (such Partnership Interests shall not, however, be treated as a separate class of Partnership Interests for purposes of this Agreement or the Delaware Act); provided, further, that the foregoing limitation shall not apply to (i) any Person or Group who acquired 20% or more of the Partnership Interests of any class directly from the General Partner or its Affiliates (other than the Partnership), (ii) any Person or Group who acquired 20% or more of the Partnership Interests of any class directly or indirectly from a Person or Group described in clause (i) provided that the General Partner shall have notified such Person or Group in writing that such limitation shall not apply, or (iii) any Person or Group who acquired 20% or more of any Partnership Interests issued by the Partnership provided that the General Partner shall have notified such Person or Group in writing that such limitation shall not apply; provided, further, that Restricted Common Units shall not be treated as Outstanding for purposes of Section 6.1.

“Over-Allotment Option” means the over-allotment option granted to the Underwriters by the Partnership pursuant to the Underwriting Agreement.

“Partner Nonrecourse Debt” has the meaning set forth in Treasury Regulation Section 1.704-2(b)(4).

“Partner Nonrecourse Debt Minimum Gain” has the meaning set forth in Treasury Regulation Section 1.704-2(i)(2).

“Partner Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(i), are attributable to a Partner Nonrecourse Debt.

“Partners” means the General Partner and the Limited Partners.

“Partnership” means GPM Petroleum LP, a Delaware limited partnership.

“Partnership Group” means, collectively, the Partnership and its Subsidiaries.

“Partnership Interest” means any class or series of equity interest (or, in the case of the General Partner, management interest) in the Partnership, which shall include any General Partner Interest and Limited Partner Interests, but shall exclude Derivative Instruments.

“Partnership Minimum Gain” means that amount determined in accordance with the principles of Treasury Regulation Sections 1.704-2(b)(2) and 1.704-2(d).

“Percentage Interest” means as of any date of determination as to any Unitholder with respect to Units, the quotient obtained by dividing (A) the number of Units held by such Unitholder by (B) the total number of Outstanding Units. The Percentage Interest with respect to an Incentive Distribution Right shall be zero. The Percentage Interest with respect to the General Partner Interest shall at all times be zero.

“Person” means an individual or a corporation, firm, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.

“Per Unit Capital Amount” means, as of any date of determination, the Capital Account, stated on a per Unit basis, underlying any class of Units held by a Person other than the General Partner or any Affiliate of the General Partner who holds Units.

“Privately Placed Units” means any Common Units issued for cash or property other than pursuant to a public offering.

“Pro Rata” means (a) when used with respect to Units or any class thereof, apportioned among all designated Units in accordance with their relative Percentage Interests, (b) when used with respect to Partners or Record Holders, apportioned among all Partners or Record Holders in accordance with their relative Percentage Interests and (c) when used with respect to holders of Incentive Distribution Rights, apportioned among all holders of Incentive Distribution Rights in accordance with the relative number or percentage of Incentive Distribution Rights held by each such holder.

“Purchase Date” means the date determined by the General Partner as the date for purchase of all Outstanding Limited Partner Interests of a certain class (other than Limited Partner Interests owned by the General Partner and its Affiliates) pursuant to Article XV.

“Quarter” means, unless the context requires otherwise, a fiscal quarter of the Partnership, or, with respect to the fiscal quarter of the Partnership in which the Closing Date occurs, the portion of such fiscal quarter after the Closing Date.

“Rate Eligibility Trigger” is defined in Section 4.9(a)(i).

“Recapture Income” means any gain recognized by the Partnership (computed without regard to any adjustment required by Section 734 or Section 743 of the Code) upon the disposition of any property or asset of the Partnership, which gain is characterized as ordinary income because it represents the recapture of deductions previously taken with respect to such property or asset.

“Record Date” means the date established by the General Partner or otherwise in accordance with this Agreement for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Limited Partners or entitled to vote by ballot or give approval of Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Limited Partners or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

“Record Holder” means (a) with respect to any class of Partnership Interests for which a Transfer Agent has been appointed, the Person in whose name a Partnership Interest of such class is registered on the books of the Transfer Agent as of the closing of business on a particular Business Day, or (b) with respect to other classes of Partnership Interests, the Person in whose name any such other Partnership Interest is registered on the books that the General Partner has caused to be kept as of the closing of business on such Business Day.

“Redeemable Interests” means any Partnership Interests for which a redemption notice has been given, and has not been withdrawn, pursuant to Section 4.10(a).

“Registration Rights Agreement” means that certain Registration Rights Agreement, dated as of the Closing Date, among the Organizational Limited Partner and the Partnership.

“Registration Statement” means the Registration Statement on Form S-1 (Registration No. 333-203507) as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Offering.

“Remaining Net Positive Adjustments” means as of the end of any taxable period, (a) with respect to Unitholders, the excess of (i) the Net Positive Adjustments of Unitholders as of the end of such period over (ii) the sum of those Unitholders’ Share of Additional Book Basis Derivative Items for each prior taxable period and (b) with respect to the holders of Incentive Distribution Rights, the excess of (i) the Net Positive Adjustments of the holders of Incentive Distribution Rights as of the end of such period over (ii) the sum of the Share of Additional Book Basis Derivative Items of the holders of the Incentive Distribution Rights for each prior taxable period.

“Required Allocations” means any allocation of an item of income, gain, loss or deduction pursuant to Section 6.1(d)(i), Section 6.1(d)(ii), Section 6.1(d)(iv), Section 6.1(d)(v), Section 6.1(d)(vi), Section 6.1(d)(vii) or Section 6.1(d)(ix).

“Reset MQD” is defined in Section 5.11(a).

“Reset Notice” is defined in Section 5.11(b).

“Restricted Common Unit” means a Common Unit (i) that was granted to the holder thereof in connection with such holder’s performance of services for the Partnership or any of its Affiliates, (ii) that remains subject to a “substantial risk of forfeiture” within the meaning of Section 83 of the Code and (iii) with respect to which no election was made pursuant to Section 83(b) of the Code. As set forth in the final proviso in the definition of “Outstanding,” Restricted Common Units are not treated as Outstanding for purposes of Section 6.1. Upon the lapse of the “substantial risk of forfeiture” with respect to a Restricted Common Unit, for U.S. federal income tax purposes such Common Unit will be treated as having been newly issued in consideration for the performance of services and will thereafter be considered to be Outstanding for purposes of Section 6.1.

“Retained Converted Subordinated Unit” is defined in Section 5.5(c)(ii).

“Revaluation Event” means an event that results in adjustment of the Carrying Value of each Partnership property pursuant to Section 5.5(d).

“Revaluation Gain” has the meaning set forth in the definition of Net Termination Gain.

“Revaluation Loss” has the meaning set forth in the definition of Net Termination Loss.

“Sale Gain” has the meaning set forth in the definition of Net Termination Gain.

“Sale Loss” has the meaning set forth in the definition of Net Termination Loss.

“Second Liquidation Target Amount” is defined in Section 6.1(c)(i)(E).

“Second Target Distribution” means $            per Unit per Quarter (or, with respect to periods of less than a full fiscal quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period, and the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Sections 5.11, 6.6 and 6.8.

“Securities Act” means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time and any successor to such statute.

“Share of Additional Book Basis Derivative Items” means in connection with any allocation of Additional Book Basis Derivative Items for any taxable period, (i) with respect to the Unitholders, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Unitholders’ Remaining Net Positive Adjustments as of the end of such taxable period bears to the Aggregate Remaining Net Positive Adjustments as of that time and (ii) with respect to the Partners holding Incentive Distribution Rights, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Remaining Net Positive Adjustments of the Partners holding the Incentive Distribution Rights as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time.

“Special Approval” means approval by a majority of the members of the Conflicts Committee or, if the Conflicts Committee only has one member, the sole member of the Conflicts Committee; in either case, whether in the form of approval or approval and recommendation to the Board of Directors.

“Subordinated Unit” means a Partnership Interest having the rights and obligations specified with respect to Subordinated Units in this Agreement. The term “Subordinated Unit” does not refer to or include a Common Unit. A Subordinated Unit that is convertible into a Common Unit shall not constitute a Common Unit until such conversion occurs.

“Subordination Period” means the period commencing on the Closing Date and ending on the first to occur of the following dates:

(a) the first Business Day following the distribution pursuant to Section 6.3(a) in respect of any Quarter beginning with the Quarter ending                 , 2018 in respect of which (i) (A) aggregate distributions from Operating Surplus on the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case in respect of such periods and (B) the Adjusted Operating Surplus for each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units, in each case that were Outstanding during such periods on a Fully Diluted Weighted Average Basis, and (ii) there are no Cumulative Common Unit Arrearages;

(b) the first Business Day following the distribution pursuant to Section 6.3(a) in respect of any Quarter beginning with the quarter ending                 , 2016 in respect of which (i) (A) aggregate distributions from Operating Surplus on the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to the four-Quarter period immediately preceding such date equaled or exceeded 150% of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case in respect of such period and

(B) the Adjusted Operating Surplus for the four-Quarter period immediately preceding such date equaled or exceeded 150% of the sum of the Minimum Quarterly Distribution on all of the Common Units and Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such period on a Fully Diluted Weighted Average Basis and the corresponding Incentive Distributions and (ii) there are no Cumulative Common Unit Arrearages; and

(c) the first date on which there are no longer outstanding any Subordinated Units due to the conversion of Subordinated Units into Common Units pursuant to Section 5.7 or otherwise.

“Subsidiary” means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general partner of such partnership, but only if such Person, directly or by one or more Subsidiaries of such Person, or a combination thereof, controls such partnership at the date of determination, or (c) any other Person in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

“Surviving Business Entity” is defined in Section 14.2(b)(ii).

“Target Distribution” means each of the Minimum Quarterly Distribution, the First Target Distribution, Second Target Distribution and Third Target Distribution.

“Third Target Distribution” means $        per Unit per Quarter (or, with respect to periods of less than a full fiscal quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period, and the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Sections 5.11, 6.6 and 6.8.

“Trading Day” means, for the purpose of determining the Current Market Price of any class of Limited Partner Interests, a day on which the principal National Securities Exchange on which such class of Limited Partner Interests is listed or admitted to trading is open for the transaction of business or, if Limited Partner Interests of a class are not listed or admitted to trading on any National Securities Exchange, a weekday on which banking institutions in New York City generally are open.

“transfer” is defined in Section 4.4(a).

“Transfer Agent” means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as may be appointed from time to time by the Partnership to act as registrar and transfer agent for any class of Partnership Interests; provided, that if no Transfer Agent is specifically designated for any class of Partnership Interests, the General Partner shall act in such capacity.

“Underwriter” means each Person named as an underwriter in Schedule I to the Underwriting Agreement who purchases Common Units pursuant thereto.

“Underwriting Agreement” means that certain Underwriting Agreement, dated as of                     , 2015, among the Underwriters, the Partnership, the General Partner, GPM and the other parties thereto, providing for the purchase of Common Units by the Underwriters.

“Unit” means a Partnership Interest that is designated as a “Unit” and shall include Common Units and Subordinated Units but shall not include (i) the General Partner Interest or (ii) Incentive Distribution Rights.

“Unitholders” means the holders of Units.

“Unit Majority” means (i) during the Subordination Period, a majority of the Outstanding Common Units (excluding Common Units whose voting power is, for purposes of the applicable matter for which a vote of Unitholders is being taken, beneficially owned by the General Partner and its Affiliates), voting as a class, and a majority of the Outstanding Subordinated Units, voting as a class, and (ii) after the end of the Subordination Period, a majority of the Outstanding Common Units.

“Unpaid MQD” is defined in Section 6.1(c)(i)(B).

“Unrealized Gain” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the fair market value of such property as of such date (as determined under Section 5.5(d)) over (b) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date).

“Unrealized Loss” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date) over (b) the fair market value of such property as of such date (as determined under Section 5.5(d)).

“Unrecovered Initial Unit Price” means at any time, with respect to a Unit, the Initial Unit Price less the sum of all distributions constituting Capital Surplus theretofore made in respect of an Initial Common Unit and any distributions of cash (or the Net Agreed Value of any distributions in kind) in connection with the dissolution and liquidation of the Partnership theretofore made in respect of an Initial Common Unit, adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision, or combination of such Units.

“Unrestricted Person” means (a) each Indemnitee, (b) each Partner, (c) each Person who is or was a member, partner, director, officer, employee or agent of any Group Member, a General Partner or any Departing General Partner or any Affiliate of any Group Member, a General Partner or any Departing General Partner and (d) any Person the General Partner designates as an “Unrestricted Person” for purposes of this Agreement.

“U.S. GAAP” means United States generally accepted accounting principles, as in effect from time to time, consistently applied.

“Withdrawal Opinion of Counsel” is defined in Section 11.1(b).

“Working Capital Borrowings” means borrowings used solely for working capital purposes or to pay distributions to Partners, made pursuant to a credit facility, commercial paper facility or other similar financing arrangement; provided that when incurred it is the intent of the borrower to repay such borrowings within 12 months from sources other than additional Working Capital Borrowings.

Section 1.2 Construction. Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; (c) the terms “include,” “includes,” “including” and words of like import shall be deemed to be followed by the words “without limitation”; and (d) the terms “hereof,” “herein” and “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only, and shall not affect in any way the meaning or interpretation of this Agreement. The General Partner has the power to construe and interpret this Agreement and to act upon any such construction or interpretation. Any construction or interpretation of this Agreement by the General Partner and any action taken pursuant thereto and any determination made by the General Partner in good faith shall, in each case, be conclusive and binding on all Record Holders and all other Persons for all purposes.

ARTICLE II

ORGANIZATION

Section 2.1 Formation. The General Partner and the Organizational Limited Partner have previously formed the Partnership as a limited partnership pursuant to the provisions of the Delaware Act. This amendment and restatement shall become effective on the date of this Agreement. Except as expressly provided to the contrary in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Delaware Act.

Section 2.2 Name. The name of the Partnership shall be “GPM Petroleum LP.” The Partnership’s business may be conducted under any other name or names as determined by the General Partner, including the name of the General Partner. The words “Limited Partnership,” “L.P.,” “Ltd.” or similar words or letters shall be included in the Partnership’s name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The General Partner may change the name of the Partnership at any time and from time to time and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.

Section 2.3 Registered Office; Registered Agent; Principal Office; Other Offices. Unless and until changed by the General Partner, the registered office of the Partnership in the state of Delaware shall be located at Capitol Services, Inc., 1675 South State, Street B, Dover, Delaware 19901, and the registered agent for service of process on the Partnership in the state of Delaware at such registered office shall be Capitol Services, Inc. The principal office of the Partnership shall be located at 8565 Magellan Parkway, Suite 400, Richmond, Virginia 23227, or such other place as the General Partner may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the state of Delaware as the General Partner determines to be necessary or appropriate. The address of the General Partner shall be 8565 Magellan Parkway, Suite 400, Richmond, Virginia 23227, or such other place as the General Partner may from time to time designate by notice to the Limited Partners.

Section 2.4 Purpose and Business. The purpose and nature of the business to be conducted by the Partnership shall be to (a) engage directly in, or enter into or form, hold and dispose of any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that is approved by the General Partner, in its sole discretion, and that lawfully may be conducted by a limited partnership organized pursuant to the Delaware

Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity, and (b) do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a Group Member; provided, however, that the General Partner shall not cause the Partnership to engage, directly or indirectly, in any business activity that the General Partner determines would be reasonably likely to cause the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes. To the fullest extent permitted by law, the General Partner shall have no duty or obligation to propose or approve, and may, in its sole discretion, decline to propose or approve, the conduct by the Partnership of any business.

Section 2.5 Powers. The Partnership shall be empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and business described in Section 2.4 and for the protection and benefit of the Partnership.

Section 2.6 Term. The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Delaware Act and shall continue in existence until the dissolution of the Partnership in accordance with the provisions of Article XII. The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Delaware Act.

Section 2.7 Title to Partnership Assets. Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner, one or more of its Affiliates or one or more nominees, as the General Partner may determine. The General Partner hereby declares and warrants that any Partnership assets for which record title is held in the name of the General Partner or one or more of its Affiliates or one or more nominees shall be held by the General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use reasonable efforts to cause record title to such assets (other than those assets in respect of which the General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership or one or more of the Partnership’s designated Affiliates as soon as reasonably practicable; provided, further, that, prior to the withdrawal or removal of the General Partner or as soon thereafter as practicable, the General Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to any successor General Partner. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership assets is held.

ARTICLE III

RIGHTS OF LIMITED PARTNERS

Section 3.1 Limitation of Liability. The Limited Partners shall have no liability under this Agreement except as expressly provided in this Agreement or the Delaware Act.

Section 3.2 Management of Business. No Limited Partner, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Delaware Act) of the Partnership’s business, transact any business in the Partnership’s name or have the power to sign documents for or otherwise bind the Partnership. All actions taken by any Affiliate of the General Partner or any officer, director, employee, manager, member, general partner, agent or trustee of the General Partner or any of its Affiliates, or any officer, director, employee, manager, member, general partner, agent or trustee of a Group Member, in its capacity as such, shall not be deemed to be participating in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 17-303(a) of the Delaware Act) and shall not affect, impair or eliminate the limitations on the liability of the Limited Partners under this Agreement.

Section 3.3 Outside Activities of the Limited Partners. Subject to the provisions of Section 7.6, which shall continue to be applicable to the Persons referred to therein, regardless of whether such Persons shall also be Limited Partners, each Limited Partner shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities in direct competition with the Partnership Group. Neither the Partnership nor any of the other Partners shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner.

Section 3.4 Rights of Limited Partners.

(a) Each Limited Partner shall have the right, for a purpose that is reasonably related, as determined by the General Partner, to such Limited Partner’s interest as a Limited Partner in the Partnership, upon reasonable written demand stating the purpose of such demand and at such Limited Partner’s own expense, to obtain:

(i) true and full information regarding the status of the business and financial condition of the Partnership (provided that the requirements of this Section 3.4(a)(i) shall be satisfied if the Limited Partner is furnished the Partnership’s most recent annual report and any subsequent periodic reports required to be filed (or which would be required to be filed) with the Commission pursuant to Section 13 of the Exchange Act); provided that the foregoing materials shall be deemed to be available to a Limited Partner in satisfaction of the requirements of this Section 3.4(a)(i) if posted on or accessible through the Partnership’s or the Commission’s website;

(ii) a current list of the name and last known business, residence or mailing address of each Record Holder; and

(iii) a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto, together with copies of the executed copies of all powers of attorney pursuant to which this Agreement, the Certificate of Limited Partnership and all amendments thereto have been executed.

(b) To the fullest extent permitted by law, the rights to information granted to each of the Limited Partners pursuant to Section 3.4(a) replace in their entirety any rights to information provided for in Section 17-305(a) of the Delaware Act and each of the Limited Partners and each other Person or Group who acquires an interest in a Limited Partnership Interest hereby agrees to the fullest extent permitted by law that they do not have any rights as Limited Partners, interest holders or otherwise to receive any information either pursuant to Section 17-305(a) of the Delaware Act or otherwise except for the information identified in Section 3.4(a).

(c) The General Partner may keep confidential from the Limited Partners, for such period of time as the General Partner deems reasonable, (i) any information that the General Partner reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the General Partner believes (A) is not in the best interests of the Partnership Group,

(B) could damage the Partnership Group or its business or (C) that any Group Member is required by law or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Partnership the primary purpose of which is to circumvent the obligations set forth in this Section 3.4).

(d) Notwithstanding any other provision of this Agreement or Section 17-305 of the Delaware Act, each of the Partners, each other Person who acquires an interest in a Partnership Interest and each other Person bound by this Agreement hereby agrees to the fullest extent permitted by law that they do not have rights to receive information from the Partnership or any Indemnitee for the purpose of determining whether to pursue litigation or assist in pending litigation against the Partnership or any Indemnitee relating to the affairs of the Partnership except pursuant to the applicable rules of discovery relating to litigation commenced by such Person.

ARTICLE IV

CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP INTERESTS; REDEMPTION OF PARTNERSHIP INTERESTS

Section 4.1 Certificates. Notwithstanding anything to the contrary herein, unless the General Partner shall determine otherwise in respect of some or all of any or all classes of Partnership Interests, Partnership Interests shall not be evidenced by certificates. Certificates that may be issued shall be executed on behalf of the Partnership by the Chairman of the Board, the President, the Chief Executive Officer or any Executive Vice President, Senior Vice President or Vice President and the Chief Financial Officer or the Secretary or any Assistant Secretary, or other authorized officer of the General Partner. No Certificate for a class of Partnership Interests shall be valid for any purpose until it has been countersigned by the Transfer Agent for such class of Partnership Interests; provided, however, that if the General Partner elects to cause the Partnership to issue Partnership Interests of such class in global form, the Certificate shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Partnership Interests have been duly registered in accordance with the directions of the Partnership. Subject to the requirements of Section 6.7(c), if Common Units are evidenced by Certificates, on or after the date on which Subordinated Units are converted into Common Units pursuant to the terms of Section 5.7, the Record Holders of such Subordinated Units (i) if the Subordinated Units are evidenced by Certificates, may exchange such Certificates for Certificates evidencing Common Units or (ii) if the Subordinated Units are not evidenced by Certificates, shall be issued Certificates evidencing Common Units.

Section 4.2 Mutilated, Destroyed, Lost or Stolen Certificates.

(a) If any mutilated Certificate is surrendered to the Transfer Agent, the appropriate officers of the General Partner on behalf of the Partnership shall execute, and the Transfer Agent shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and type of Partnership Interests as the Certificate so surrendered.

(b) The appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and the Transfer Agent shall countersign, a new Certificate in place of any Certificate previously issued, if the Record Holder of the Certificate:

(i) makes proof by affidavit, in form and substance satisfactory to the General Partner, that a previously issued Certificate has been lost, destroyed or stolen;

(ii) requests the issuance of a new Certificate before the General Partner has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

(iii) if requested by the General Partner, delivers to the General Partner a bond, in form and substance satisfactory to the General Partner, with surety or sureties and with fixed or open penalty as the General Partner may direct to indemnify the Partnership, the Limited Partners, the General Partner and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

(iv) satisfies any other reasonable requirements imposed by the General Partner or the Transfer Agent.

If a Limited Partner fails to notify the General Partner within a reasonable period of time after such Limited Partner has notice of the loss, destruction or theft of a Certificate, and a transfer of the Limited Partner Interests represented by the Certificate is registered before the Partnership, the General Partner or the Transfer Agent receives such notification, to the fullest extent permitted by law, such Limited Partner shall be precluded from making any claim against the Partnership, the General Partner or the Transfer Agent for such transfer or for a new Certificate.

(c) As a condition to the issuance of any new Certificate under this Section 4.2, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

Section 4.3 Record Holders. The Partnership shall be entitled to recognize the Record Holder as the Partner with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to, or interest in, such Partnership Interest on the part of any other Person, regardless of whether the Partnership shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Partnership Interests, as between the Partnership on the one hand, and such other Persons on the other, such representative Person shall be (a) the Record Holder of such Partnership Interest and (b) bound by this Agreement and shall have the rights and obligations of a Partner hereunder as, and to the extent, provided herein.

Section 4.4 Transfer Generally.

(a) The term “transfer,” when used in this Agreement with respect to a Partnership Interest, shall mean a transaction (i) by which the General Partner assigns all or a part of its General Partner Interest to another Person, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise or (ii) by which the holder of a Limited Partner Interest assigns all or a part of such Limited Partner Interest to another Person who is or becomes a Limited Partner, and includes a sale, assignment, gift, exchange or any other disposition by law or otherwise, excluding a pledge, encumbrance, hypothecation or mortgage but including any transfer upon foreclosure of any pledge, encumbrance, hypothecation or mortgage.

(b) No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall be, to the fullest extent permitted by law, null and void and the Partnership shall have no obligation to effect any such transfer or purported transfer.

(c) Nothing contained in this Agreement shall be construed to prevent a disposition by any stockholder, member, partner or other owner of any Partner of any or all of the shares of stock, membership interests, partnership interests or other ownership interests in such Partner and the term “transfer” shall not mean any such disposition.

Section 4.5 Registration and Transfer of Limited Partner Interests.

(a) The General Partner shall keep or cause to be kept on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.5(b), the Partnership will provide for the registration and transfer of Limited Partner Interests.

(b) The General Partner shall not recognize any transfer of Limited Partner Interests evidenced by Certificates until the Certificates evidencing such Limited Partner Interests are surrendered for registration of transfer. No charge shall be imposed by the General Partner for such transfer; provided, that as a condition to the issuance of any new Certificate under this Section 4.5, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto. Upon surrender of a Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, and subject to the provisions hereof, the appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and in the case of Certificates evidencing Limited Partner Interests, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Certificates evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered.

(c) By acceptance of the transfer of any Limited Partner Interests in accordance with this Section 4.5 and except as provided in Section 4.9, each transferee of a Limited Partner Interest (including any nominee holder or an agent or representative acquiring such Limited Partner Interests for the account of another Person) acknowledges and agrees to the provisions of Section 10.1(a).

(d) Subject to (i) the foregoing provisions of this Section 4.5, (ii) Section 4.3, (iii) Section 4.8, (iv) with respect to any class or series of Limited Partner Interests, the provisions of any statement of designations or an amendment to this Agreement establishing such class or series, (v) any contractual provisions binding on any Limited Partner and (vi) provisions of applicable law including the Securities Act, Limited Partner Interests shall be freely transferable.

(e) The General Partner and its Affiliates shall have the right at any time to transfer their Subordinated Units, Common Units and Incentive Distribution Rights to one or more Persons without the approval of any Limited Partner or any other Persons.

Section 4.6 Transfer of the General Partner’s General Partner Interest.

(a) Subject to Section 4.6(b) below, the General Partner may at its option transfer all or any part of its General Partner Interest without approval from any other Partner.

(b) Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and to be bound by the provisions of this Agreement and (ii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability under the Delaware Act of any Limited Partner or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed). In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.2, be admitted to the Partnership as the General Partner effective immediately prior to the transfer of the General Partner Interest, and the business of the Partnership shall continue without dissolution.

Section 4.7 Transfer of Incentive Distribution Rights. The General Partner or any other holder of Incentive Distribution Rights may transfer any or all of its Incentive Distribution Rights without the approval of any Limited Partner or any other Person or Group.

Section 4.8 Restrictions on Transfers.

(a) Notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interests shall be made if such transfer would (i) violate the then applicable federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer, (ii) terminate the existence or qualification of the Partnership under the laws of the jurisdiction of its formation, or (iii) cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed).

(b) The General Partner may impose restrictions on the transfer of Partnership Interests if it determines, with the advice of counsel, that such restrictions are necessary or advisable to (i) avoid a significant risk of the Partnership becoming taxable as a corporation or otherwise becoming taxable as an entity for U.S. federal income tax purposes or (ii) preserve the uniformity of the Limited Partner Interests (or any class or classes thereof). The General Partner may impose such restrictions by amending this Agreement; provided, however, that any amendment that would result in the delisting or suspension of trading of any class of Limited Partner Interests on the principal National Securities Exchange on which such class of Limited Partner Interests is then listed or admitted to trading must be approved, prior to such amendment being effected, by the holders of a majority of the Outstanding Limited Partner Interests of such class.

(c) Nothing contained in this Agreement, other than Section 4.8(a), shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading.

(d) The transfer of a Subordinated Unit that has converted into a Common Unit shall be subject to restrictions imposed by Section 6.7.

(e) The transfer of an IDR Reset Common Unit that was issued in connection with an IDR Reset Election pursuant to Section 5.11 shall be subject to the restrictions imposed by Section 6.8.

Section 4.9 Eligibility Certificates; Ineligible Holders.

(a) If at any time the General Partner determines, with the advice of counsel, that:

(i) the U.S. federal income tax status (or lack of proof of the U.S. federal income tax status) of one or more Limited Partners (or type of Limited Partners) or their owners creates or is reasonably likely to create a substantial risk of an adverse effect on the rates that can be charged to customers by any Group Member with respect to assets that are subject to regulation by the Federal Energy Regulatory Commission or similar regulatory body (a “Rate Eligibility Trigger”); or

(ii) the nationality, citizenship or other related status (or lack of proof thereof) of one or more Limited Partners (or type of Limited Partners) or their owners creates or is reasonably likely to create a substantial risk of cancellation or forfeiture of any property in which the Group Member has an interest under any federal, state or local law or regulation (a “Citizenship Eligibility Trigger”);

then, the General Partner may adopt such amendments to this Agreement as it determines to be necessary or appropriate to (x) in the case of a Rate Eligibility Trigger, obtain such proof of the U.S. federal income tax status of the Limited Partners and, to the extent relevant, their owners, as the General Partner determines to be necessary or appropriate to reduce the risk of occurrence of a material adverse effect on the rates that can be charged to customers by any Group Member or (y) in the case of a Citizenship Eligibility Trigger, obtain such proof of the nationality, citizenship or other related status of the Limited Partner and, to the extent relevant, their owners as the General Partner determines to be necessary or appropriate to eliminate or mitigate a significant risk of cancellation or forfeiture of any properties or interests therein of a Group Member.

(b) Such amendments may include provisions requiring all Partners to certify as to their (and their owners’) status as Eligible Holders upon demand and on a regular basis, as determined by the General Partner, and may require transferees of Units to so certify prior to being admitted to the Partnership as Partners (any such required certificate, an “Eligibility Certificate”).

(c) Such amendments may provide that any Partner who fails to furnish to the General Partner within a reasonable period requested proof of its (and its owners’) status as an Eligible Holder or if upon receipt of such Eligibility Certificate or other requested information the General Partner determines that a Limited Partner (or its owner) is not an Eligible Holder (an “Ineligible Holder”), the Partnership Interests owned by such Limited Partner shall be subject to redemption in accordance with the provisions of Section 4.10. In addition, the General Partner shall be substituted and treated as the owner of all Partnership Interests owned by an Ineligible Holder.

(d) The General Partner shall, in exercising voting rights in respect of Partnership Interests held by it on behalf of Ineligible Holders, cast such votes in the same manner and in the same ratios as the votes of Partners (including the General Partner and its Affiliates) in respect of Partnership Interests other than those of Ineligible Holders are cast.

(e) Upon dissolution of the Partnership, an Ineligible Holder shall have no right to receive a distribution in kind pursuant to Section 12.4 but shall be entitled to the cash equivalent thereof, and the Partnership shall provide cash in exchange for an assignment of the Ineligible Holder’s share of any distribution in kind. Such payment and assignment shall be treated for purposes hereof as a purchase by the Partnership from the Ineligible Holder of the portion of his Partnership Interest representing his right to receive his share of such distribution in kind.

(f) At any time after he can and does certify that he has become an Eligible Holder, an Ineligible Holder may, upon application to the General Partner, request that with respect to any Partnership Interests of such Ineligible Holder not redeemed pursuant to Section 4.10, such Ineligible Holder be admitted as a Partner, and upon approval of the General Partner, such Ineligible Holder shall be admitted as a Partner and shall no longer constitute an Ineligible Holder and the General Partner shall cease to be deemed to be the owner in respect of such Ineligible Holder’s Partnership Interests.

Section 4.10 Redemption of Partnership Interests of Ineligible Holders.

(a) If at any time a Partner falsely certifies its status as an Eligible Holder or fails to furnish an Eligibility Certificate or any other information requested within the period of time specified in amendments adopted pursuant to Section 4.9 or if upon receipt of such Eligibility Certificate, the General Partner determines, with the advice of counsel, that a Partner is an Ineligible Holder, the Partnership may, unless the Partner establishes to the satisfaction of the General Partner that such Partner is an Eligible Holder or has transferred his Limited Partner Interests to a Person who is an Eligible Holder and who furnishes an Eligibility Certificate to the General Partner prior to the date fixed for redemption as provided below, redeem the Partnership Interest of such Partner as follows:

(i) The General Partner shall, not later than the 30th day before the date fixed for redemption, give notice of redemption to the Partner, at his last address designated on the records of the Partnership or the Transfer Agent, as applicable, by registered or certified mail, postage prepaid. The notice shall be deemed to have been given when so mailed. The notice shall specify the Redeemable Interests, the date fixed for redemption, the place of payment, that payment of the redemption price will be made upon redemption of the Redeemable Interests (or, if later in the case of Redeemable Interests evidenced by Certificates, upon surrender of the Certificate evidencing the Redeemable Interests) and that on and after the date fixed for redemption no further allocations or distributions to which the Partner would otherwise be entitled in respect of the Redeemable Interests will accrue or be made.

(ii) The aggregate redemption price for Redeemable Interests shall be an amount equal to the Current Market Price (the date of determination of which shall be the date fixed for redemption) of Partnership Interests of the class to be so redeemed multiplied by the number of Partnership Interests of each such class included among the Redeemable Interests. The redemption price shall be paid, as determined by the General Partner, in cash or by delivery of a promissory note of the Partnership in the principal amount of the redemption price, bearing interest at the rate of 8% annually and payable in three equal annual installments of principal together with accrued interest, commencing one year after the redemption date.

(iii) The Partner or his duly authorized representative shall be entitled to receive the payment for the Redeemable Interests at the place of payment specified in the notice of redemption on the redemption date (or, if later in the case of Redeemable Interests evidenced by Certificates, upon surrender by or on behalf of the Partner at the place specified in the notice of redemption, of the Certificate evidencing the Redeemable Interests, duly endorsed in blank or accompanied by an assignment duly executed in blank).

(iv) After the redemption date, Redeemable Interests shall no longer constitute issued and Outstanding Limited Partner Interests.

(b) The provisions of this Section 4.10 shall also be applicable to Partnership Interests held by a Partner as nominee of a Person determined to be an Ineligible Holder.

(c) Nothing in this Section 4.10 shall prevent the recipient of a notice of redemption from transferring his Partnership Interest before the redemption date if such transfer is otherwise permitted under this Agreement. Upon receipt of notice of such a transfer, the General Partner shall withdraw the notice of redemption, provided the transferee of such Partnership Interest certifies to the satisfaction of the General Partner that he is an Eligible Holder. If the transferee fails to make such certification, such redemption will be effected from the transferee on the original redemption date.

ARTICLE V

CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

Section 5.1 Organizational Contributions. In connection with the formation of the Partnership under the Delaware Act, the General Partner has been admitted as the General Partner of the Partnership. The Organizational Limited Partner made an initial Capital Contribution to the Partnership in the amount of $1,000.00 in exchange for a Limited Partner Interest equal to a 100% Percentage Interest and has been admitted as a Limited Partner of the Partnership. As of the Closing Date, and effective with the admission of another Limited Partner to the Partnership, the interests of the Organizational Limited Partner will be redeemed as provided in the Contribution Agreement and the initial Capital Contribution of the Organizational Limited Partner will be refunded. One hundred percent of any interest or other profit that may have resulted from the investment or other use of such initial Capital Contribution will be allocated and distributed to the Organizational Limited Partner.

Section 5.2 Contributions by the General Partner and its Affiliates. On the Closing Date and pursuant to the Contribution Agreement, GPM and its subsidiaries shall contribute to the Partnership, as a Capital Contribution, the GPM Operating Interests (as defined in the Contribution Agreement) in exchange for              Common Units,              Subordinated Units, the Incentive Distribution Rights and the right to receive the Deferred Issuance and Distribution.

Section 5.3 Contributions by Initial Limited Partners.

(a) On the Closing Date and pursuant to the Underwriting Agreement, each Underwriter shall contribute cash to the Partnership in exchange for the issuance by the Partnership of Common Units to each Underwriter, all as set forth in the Underwriting Agreement.

(b) Upon the exercise, if any, of the Over-Allotment Option, each Underwriter shall contribute cash to the Partnership in exchange for the issuance by the Partnership of Common Units to each Underwriter, all as set forth in the Underwriting Agreement.

Section 5.4 Interest and Withdrawal. No interest shall be paid by the Partnership on Capital Contributions. No Partner shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon liquidation of the Partnership may be considered as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner shall have priority over any other Partner either as to the return of Capital Contributions or as to profits, losses or distributions.

Section 5.5 Capital Accounts.

(a) The Partnership shall maintain for each Partner (or a beneficial owner of Partnership Interests held by a nominee in any case in which such nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method acceptable to the General Partner) owning a Partnership Interest a separate Capital Account with respect to such Partnership Interest in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). Such Capital Account shall be increased by (i) the amount of all Capital Contributions made by the Partner with respect to such Partnership Interest and (ii) all items of Partnership income and gain computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1, and decreased by (x) the amount of cash or Net Agreed Value of all actual and deemed distributions of cash or property made to the

Partner with respect to such Partnership Interest, provided that the Capital Account of a Partner shall not be reduced by the amount of any distributions made with respect to Restricted Common Units held by such Partner and (y) all items of Partnership deduction and loss computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1.

(b) For purposes of computing the amount of any item of income, gain, loss or deduction that is to be allocated pursuant to Article VI and is to be reflected in the Partners’ Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for U.S. federal income tax purposes (including any method of depreciation, cost recovery or amortization used for that purpose), provided, that:

(i) Solely for purposes of this Section 5.5, the Partnership shall be treated as owning directly its proportionate share (as determined by the General Partner based upon the provisions of the applicable Group Member Agreement) of all property owned by (x) any other Group Member that is classified as a partnership for U.S. federal income tax purposes and (y) any other partnership, limited liability company, unincorporated business or other entity classified as a partnership for U.S. federal income tax purposes of which a Group Member is, directly or indirectly, a partner, member or other equity holder.

(ii) All fees and other expenses incurred by the Partnership to promote the sale of (or to sell) a Partnership Interest that can neither be deducted nor amortized under Section 709 of the Code, if any, shall, for purposes of Capital Account maintenance, be treated as an item of deduction at the time such fees and other expenses are incurred and shall be allocated among the Partners pursuant to Section 6.1.

(iii) The computation of all items of income, gain, loss and deduction shall be made (x) except as otherwise provided in Treasury Regulation Section 1.704-1(b)(2)(iv)(m), without regard to any election under Section 754 of the Code that may be made by the Partnership and, (y) as to those items described in Section 705(a)(1)(B) or 705(a)(2)(B) of the Code, without regard to the fact that such items are not includable in gross income or are neither currently deductible nor capitalized for U.S. federal income tax purposes.

(iv) To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment in the Capital Accounts shall be treated as an item of gain or loss.

(v) Any income, gain or loss attributable to the taxable disposition of any Partnership property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the Partnership’s Carrying Value with respect to such property as of such date.

(vi) Any deductions for depreciation, amortization or other cost recovery attributable to any Contributed Property or Adjusted Property shall be determined under the rules prescribed by Treasury Regulation Section 1.704-3(d)(2) as if the adjusted basis of such property were equal to the Carrying Value of such property immediately following such adjustment.

(vii) The Gross Liability Value of each Liability of the Partnership described in Treasury Regulation Section 1.752-7(b)(3)(i) shall be adjusted at such times as provided in this Agreement for an adjustment to Carrying Values. The amount of any such adjustment shall be treated for purposes hereof as an item of loss (if the adjustment increases the Carrying Value of such Liability of the Partnership) or an item of gain (if the adjustment decreases the Carrying Value of such Liability of the Partnership).

(c) (i) Except as otherwise provided in this Section 5.5(c), a transferee of a Partnership Interest shall succeed to a pro rata portion of the Capital Account of the transferor relating to the Partnership Interest so transferred.

(ii) Subject to Section 6.7(b), immediately prior to the transfer of a Subordinated Unit or of a Subordinated Unit that has converted into a Common Unit pursuant to Section 5.7 by a holder thereof (other than a transfer to an Affiliate unless the General Partner elects to have this subparagraph 5.5(c)(ii) apply), the Capital Account maintained for such Person with respect to its Subordinated Units or converted Subordinated Units will (A) first, be allocated to the Subordinated Units or converted Subordinated Units to be transferred in an amount equal to the product of (x) the number of such Subordinated Units or converted Subordinated Units to be transferred and (y) the Per Unit Capital Amount for a Common Unit, and (B) second, any remaining balance in such Capital Account will be retained by the transferor, regardless of whether it has retained any Subordinated Units or converted Subordinated Units (“Retained Converted Subordinated Units”). Following any such allocation, the transferor’s Capital Account, if any, maintained with respect to the retained Subordinated Units or Retained Converted Subordinated Units, if any, will have a balance equal to the amount allocated under clause (B) hereinabove, and the transferee’s Capital Account established with respect to the transferred Subordinated Units or converted Subordinated Units will have a balance equal to the amount allocated under clause (A) hereinabove.

(iii) Subject to Section 6.8(b), immediately prior to the transfer of an IDR Reset Common Unit by a holder thereof (other than a transfer to an Affiliate unless the General Partner elects to have this subparagraph 5.5(c)(iii) apply), the Capital Account maintained for such Person with respect to its IDR Reset Common Units will (A) first, be allocated to the IDR Reset Common Units to be transferred in an amount equal to the product of (x) the number of such IDR Reset Common Units to be transferred and (y) the Per Unit Capital Amount for a Common Unit, and (B) second, any remaining balance in such Capital Account will be retained by the transferor, regardless of whether it has retained any IDR Reset Common Units. Following any such allocation, the transferor’s Capital Account, if any, maintained with respect to the retained IDR Reset Common Units, if any, will have a balance equal to the amount allocated under clause (B) hereinabove, and the transferee’s Capital Account established with respect to the transferred IDR Reset Common Units will have a balance equal to the amount allocated under clause (A) above.

(d) (i) Consistent with Treasury Regulation Section 1.704-1(b)(2)(iv)(f) and 1.704-1(b)(2)(iv)(h)(2), on an issuance of additional Partnership Interests for cash or Contributed Property, the issuance of a Noncompensatory Option, the issuance of Partnership Interests as consideration for the provision of services (including upon the lapse of a “substantial risk of forfeiture” with respect to a Restricted Common Unit), the issuance of IDR Reset Common Units pursuant to Section 5.11, or the conversion of the Combined Interest to Common Units pursuant to Section 11.3(b), the Carrying Value of each Partnership property immediately prior to such issuance shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, and any such Unrealized Gain or Unrealized Loss shall be treated, for purposes of maintaining Capital Accounts, as if it had been recognized on an actual sale of each such property for an amount equal to its fair market value immediately prior to such issuance and had been allocated among the Partners at such time pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized following an event giving rise to the dissolution of the Partnership would have been allocated; provided, however, that in the event of the issuance of a Partnership Interest pursuant to the exercise of a Noncompensatory Option where the right to share in Partnership capital represented by such Partnership Interest differs from the consideration paid to acquire and exercise such option, the Carrying Value of each Partnership property immediately after the issuance of such Partnership Interest shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property and the Capital Accounts of the Partners shall be adjusted in a manner consistent with Treasury Regulation Section 1.704-1(b)(2)(iv)(s); provided further, that in the event of an issuance of Partnership Interests for a de minimis amount of cash or Contributed Property, in the event of an issuance of a Noncompensatory Option to acquire a de minimis Partnership Interest or in the event of an issuance of a de minimis amount of Partnership Interests as consideration for the provision of services, the General Partner may determine that such adjustments are unnecessary for the proper administration of the Partnership. In determining such Unrealized Gain or Unrealized Loss, the aggregate fair market value of all Partnership property (including cash or cash equivalents) immediately prior to the issuance of additional Partnership Interests (or, in the case of a Revaluation Event resulting from the exercise of a Noncompensatory Option, immediately after the issuance of the Partnership Interest acquired pursuant to the exercise of such Noncompensatory Option) shall be determined by the General Partner using such method of valuation as it may adopt. In making its determination of the fair market values of individual properties, the General Partner may first determine an aggregate value for the assets of the Partnership that takes into account the current trading price of the Common Units, the fair market value of all other Partnership Interests at such time and the value of Partnership Liabilities. The General Partner may allocate such aggregate value among the individual properties of the Partnership (in such manner as it determines appropriate). Absent a contrary determination by the General Partner, the aggregate fair market value of all Partnership assets (including, without limitation, cash or cash equivalents) immediately prior to a Revaluation Event shall be the value that would result in the Capital Account for each Common Unit that is Outstanding prior to such Revaluation Event being equal to the Event Issue Value.

(ii) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), immediately prior to any actual or deemed distribution to a Partner of any Partnership property (other than a distribution of cash that is not in redemption or retirement of a Partnership Interest), the Carrying Value of all Partnership property shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, and any such Unrealized Gain or Unrealized Loss shall be treated, for purposes of maintaining Capital Accounts, as if it had been recognized on an actual sale of each such property immediately prior to such distribution for an amount equal to its fair market value, and had been allocated among the Partners, at such time, pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized following an event giving rise to the dissolution of the Partnership would have been allocated. In determining such Unrealized Gain or Unrealized Loss the aggregate fair market value of all Partnership property (including cash or cash equivalents) immediately prior to a distribution shall (A) in the case of an actual or deemed distribution other than a distribution made pursuant to Section 12.4, be determined in the same manner as that provided in Section 5.5(d)(i) or (B) in the case of a liquidating distribution pursuant to Section 12.4, be determined by the Liquidator using such method of valuation as it may adopt.

Section 5.6 Issuances of Additional Partnership Interests and Derivative Instruments.

(a) The Partnership may issue additional Partnership Interests and Derivative Instruments for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as the General Partner shall determine, all without the approval of any Limited Partners.

(b) Each additional Partnership Interest authorized to be issued by the Partnership pursuant to Section 5.6(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Interests), as shall be fixed by the General Partner, including (i) the right to share in Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions; (iii) the rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which, the Partnership may or shall be required to redeem the Partnership Interest (including sinking fund provisions); (v) whether such Partnership Interest is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each Partnership Interest will be issued, evidenced by Certificates and assigned or transferred; (vii) the method for determining the Percentage Interest as to such Partnership Interest; and (viii) the right, if any, of each such Partnership Interest to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Interest.

(c) Subject to, and in accordance with, the terms of the Registration Rights Agreement, upon request of the Organizational Limited Partner, the Partnership will undertake an offering of additional Common Units, and will use the proceeds thereof (net of underwriting discounts and commissions) to redeem an equal number of Common Units from the Organizational Limited Partner in full or partial satisfaction of the Organizational Limited Partner’s right to reimbursement pursuant to Section     of the Contribution Agreement.

(d) The General Partner shall take all actions that it determines to be necessary or appropriate in connection with (i) each issuance of Partnership Interests and Derivative Instruments pursuant to this Section 5.6, (ii) the conversion of the Combined Interest into Units pursuant to the terms of this Agreement, (iii) the issuance of Common Units pursuant to Section 5.11, (iv) reflecting admission of such additional Limited Partners in the books and records of the Partnership as the Record Holders of such Limited Partner Interests and (v) all additional issuances of Partnership Interests. The General Partner shall determine the relative rights, powers and duties of the holders of the Units or other Partnership Interests being so issued. The General Partner shall do all things necessary to comply with the Delaware Act and is authorized and directed to do all things that it determines to be necessary or appropriate in connection with any future issuance of Partnership Interests or in connection with the conversion of the Combined Interest into Units pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Securities Exchange on which the Units or other Partnership Interests are listed or admitted to trading.

(e) No fractional Units shall be issued by the Partnership.

Section 5.7 Conversion of Subordinated Units.

(a) All of the Subordinated Units shall convert into Common Units on a one-for-one basis on the first Business Day following the distribution pursuant to Section 6.3(a) in respect of the final Quarter of the Subordination Period.

(b) Notwithstanding any other provision of this Agreement, all of the then Outstanding Subordinated Units may convert into Common Units on a one-for-one basis as set forth in, and pursuant to the terms of, Section 11.4.

Section 5.8 Limited Preemptive Right. Except as provided in this Section 5.8 or as otherwise provided in a separate agreement by the Partnership, no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Interest, whether unissued, held in the treasury or hereafter created. The General Partner shall have the right, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Partnership Interests from the Partnership whenever, and on the same terms that, the Partnership issues

Partnership Interests to Persons other than the General Partner and its Affiliates, to the extent necessary to maintain the Percentage Interests of the General Partner and its Affiliates equal to that which existed immediately prior to the issuance of such Partnership Interests.

Section 5.9 Splits and Combinations.

(a) The Partnership may make a Pro Rata distribution of Partnership Interests to all Record Holders or may effect a subdivision or combination of Partnership Interests so long as, after any such event each Partner shall have the same Percentage Interest in the Partnership as before such event subject to the effect of Section 5.9(d), and any amounts calculated on a per Unit basis (including any Common Unit Arrearage or Cumulative Common Unit Arrearage) or stated as a number of Units are proportionately adjusted retroactive to the beginning of the Partnership.

(b) Whenever such a distribution, subdivision or combination of Partnership Interests is declared, the General Partner shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice.

(c) Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates to the Record Holders of Partnership Interests as of the applicable Record Date representing the new number of Partnership Interests held by such Record Holders, or the General Partner may adopt such other procedures that it determines to be necessary or appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Interests Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of such new Certificate, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

(d) The Partnership shall not issue fractional Units upon any distribution, subdivision or combination of Units. If a distribution, subdivision or combination of Units would result in the issuance of fractional Units but for the provisions of Section 5.6(e) and this Section 5.9(d), each fractional Unit shall be rounded to the nearest whole Unit (and a 0.5 Unit shall be rounded to the next higher Unit).

Section 5.10 Fully Paid and Non-Assessable Nature of Limited Partner Interests. All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Limited Partner Interests in the Partnership, except as such non-assessability may be affected by Sections 17-303, 17-607 or 17-804 of the Delaware Act.

Section 5.11 Issuance of Common Units in Connection with Reset of Incentive Distribution Rights.

(a) Subject to the provisions of this Section 5.11, the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights) shall have the right, at any time when there are no Subordinated Units Outstanding and the Partnership has made a distribution pursuant to Section 6.4(a)(vii) or Section 6.4(b)(v) for each of the four most recently completed Quarters and the aggregate amounts distributed in respect of such four Quarter period did not exceed the aggregate Adjusted Operating Surplus for such four Quarter period, to make an election (the “IDR Reset Election”) to cause the Target Distributions to be reset in accordance with the provisions of Section 5.11(e) and, in connection therewith, the holder or holders of the Incentive Distribution Rights will become entitled to receive their respective proportionate share of a number of Common Units (the “IDR Reset Common Units”) derived by dividing (i) the amount of cash distributions made by the Partnership for the Quarter immediately preceding the giving of the Reset Notice (as defined in Section 5.11(b)) in respect of the Incentive Distribution Rights by (ii) the cash distributions made by the Partnership in respect of each Common Unit for the Quarter immediately preceding the giving of the Reset Notice (the “Reset MQD”) (the number of Common Units determined by such quotient is referred to herein as the “Aggregate Quantity of IDR Reset Common Units”). The making of the IDR Reset Election in the manner specified in Section 5.11(b) shall cause the Target Distributions to be reset in accordance with the provisions of Section 5.11(e) and, in connection therewith, the holder or holders of the Incentive Distribution Rights will become entitled to receive Common Units on the basis specified above, without any further approval required by the General Partner or the Unitholders, at the time specified in Section 5.11(c) unless the IDR Reset Election is rescinded pursuant to Section 5.11(d).

(b) To exercise the right specified in Section 5.11(a), the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights) shall deliver a written notice (the “Reset Notice”) to the Partnership. Within 10 Business Days after the receipt by the Partnership of such Reset Notice, the Partnership shall deliver a written notice to the holder or holders of the Incentive Distribution Rights of the Partnership’s determination of the aggregate number of Common Units that each holder of Incentive Distribution Rights will be entitled to receive.

(c) The holder(s) of the Incentive Distribution Rights will be entitled to receive the Aggregate Quantity of IDR Reset Common Units on the fifteenth Business Day after receipt by the Partnership of the Reset Notice; provided, however, that the issuance of Common Units to the holder or holders of the Incentive Distribution Rights shall not occur prior to the approval of the listing or admission for trading of such Common Units by the principal National Securities Exchange upon which the Common Units are then listed or admitted for trading if any such approval is required pursuant to the rules and regulations of such National Securities Exchange.

(d) If the principal National Securities Exchange upon which the Common Units are then traded has not approved the listing or admission for trading of the Common Units to be issued pursuant to this Section 5.11 on or before the 30th calendar day following the Partnership’s receipt of the Reset Notice and such approval is required by the rules and regulations of such National Securities Exchange, then the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights) shall have the right to either rescind the IDR Reset Election or elect to receive other Partnership Interests having such terms as the General Partner may approve that will provide (i) the same economic value, in the aggregate, as the Aggregate Quantity of IDR Reset Common Units would have had at the time of the Partnership’s receipt of the Reset Notice, as determined by the General Partner, and (ii) for the subsequent conversion (on terms acceptable to the National Securities Exchange upon which the Common Units are then traded) of such Partnership Interests into Common Units within not more than 12 months following the Partnership’s receipt of the Reset Notice upon the satisfaction of one or more conditions that are reasonably acceptable to the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights).

(e) The Target Distributions shall be adjusted at the time of the issuance of Common Units or other Partnership Interests pursuant to this Section 5.11 such that (i) the Minimum Quarterly Distribution shall be reset to be equal to the Reset MQD, (ii) the First Target Distribution shall be reset to equal 115% of the Reset MQD, (iii) the Second Target Distribution shall be reset to equal 125% of the Reset MQD and (iv) the Third Target Distribution shall be reset to equal 150% of the Reset MQD.

(f) Upon the issuance of IDR Reset Common Units pursuant to Section 5.11(a) (or other Partnership Interests as described in Section 5.11(d)), the Capital Account maintained with respect to the Incentive Distribution Rights shall (A) first, be allocated to IDR Reset Common Units (or other Partnership Interests) in an amount equal to the product of (x) the Aggregate Quantity of IDR Reset Common Units (or other Partnership Interests) and (y) the Per Unit Capital Amount for an Initial Common Unit, and (B) second, any remaining balance in such Capital Account will be retained by the holder of the Incentive Distribution Rights. If there is not a sufficient Capital Account associated with the Incentive Distribution Rights to allocate the full Per Unit Capital Amount for an Initial Common Unit to the IDR Reset Common Units in accordance with clause (A) of this Section 5.11(f), the IDR Reset Common Units shall be subject to Section 6.1(d)(x)(B) and (C).

Section 5.12 Deemed Capital Contributions by Partners.

Consistent with the provisions of Treasury Regulation Section 1.83-6(d), if any Partner (or its successor) transfers property (including cash) to any employee or other service provider of the Partnership Group and such Partner is not entitled to be reimbursed by (or otherwise elects not to seek reimbursement from) the Partnership for the value of such property, then (a) such property shall be treated as having been contributed to the Partnership by such Partner and (b) immediately thereafter the Partnership shall be treated as having transferred such property to the employee or other service provider.

ARTICLE VI

ALLOCATIONS AND DISTRIBUTIONS

Section 6.1 Allocations for Capital Account Purposes. For purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, the Partnership’s items of income, gain, loss and deduction (computed in accordance with Section 5.5(b)) for each taxable period shall be allocated among the Partners as provided herein below. As set forth in the definition of “Outstanding,” Restricted Common Units shall not be considered to be Outstanding Common Units for purposes of this Section 6.1 and references herein to Unitholders holding Common Units shall be to such Unitholders solely with respect to their Common Units other than Restricted Common Units.

(a) Net Income. Net Income for each taxable period (including a pro rata portion of all items of income, gain, loss and deduction taken into account in computing Net Income for such taxable period) shall be allocated as follows:

(i) First, to the General Partner until the aggregate amount of the Net Income allocated to the General Partner pursuant to this Section 6.1(a)(i) for the current and all previous taxable periods is equal to the aggregate amount of the Net Loss allocated to the General Partner pursuant to Section 6.1(b)(ii) for all previous taxable periods; and

(ii) The balance, if any, to the Unitholders, Pro Rata.

(b) Net Loss. Net Loss for each taxable period (including a pro rata part of each item of income, gain, loss and deduction taken into account in computing Net Loss for such taxable period) shall be allocated as follows:

(i) First, to the Unitholders, Pro Rata; provided, that Net Losses shall not be allocated pursuant to this Section 6.1(b)(i) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable period (or increase any existing deficit balance in its Adjusted Capital Account);

(ii) The balance, if any, 100% to the General Partner.

(c) Net Termination Gains and Losses. Net Termination Gain or Net Termination Loss (including a pro rata part of each item of income, gain, loss, and deduction taken into account in computing Net Termination Gain or Net Termination Loss) for such taxable period shall be allocated in the manner set forth in this Section 6.1(c). All allocations under this Section 6.1(c) shall be made after Capital Account balances have been adjusted by all other allocations provided under this Section 6.1(c) and after all distributions of cash and cash equivalents provided under Section 6.4 and Section 6.5 have been made; provided, however, that solely for purposes of this Section 6.1(c), Capital Accounts shall not be adjusted for distributions made pursuant to Section 12.4; and provided, further, that Net Termination Gain or Net Termination Loss attributable to (i) Liquidation Gain or Liquidation Loss shall be allocated on the last day of the taxable period during which such Liquidation Gain or Liquidation Loss occurred, (ii) Sale Gain or Sale Loss shall be allocated as of the time of the sale or disposition giving rise to such Sale Gain or Sale Loss and allocated to the Partners consistent with the proviso set forth in Section 6.2(f) and (iii) Revaluation Gain or Revaluation Loss shall be allocated on the date of the Revaluation Event giving rise to such Revaluation Gain or Revaluation Loss.

(i) Except as provided in Section 6.1(c)(iv), and subject to the provisions set forth in the last sentence of this Section 6.1(c)(i), Net Termination Gain (including a pro rata part of each item of income, gain, loss, and deduction taken into account in computing Net Termination Gain) shall be allocated:

(A) First, to each Partner having a deficit balance in its Capital Account, in the proportion that such deficit balance bears to the total deficit balances in the Capital Accounts of all Partners, until each such Partner has been allocated Net Termination Gain equal to any such deficit balance in its Capital Account;

(B) Second, to all Unitholders holding Common Units, Pro Rata, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Initial Unit Price, (2) if the Net Termination Gain is attributable to Liquidation Gain, Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(i) or Section 6.4(b)(i) with respect to such Common Unit for such Quarter (the amount determined pursuant to this clause (2) is hereinafter referred to as the “Unpaid MQD”) and (3) any then-existing Cumulative Common Unit Arrearage;

(C) Third, if such Net Termination Gain is recognized (or is deemed to be recognized) prior to the conversion of the last Outstanding Subordinated Unit into a Common Unit, to all Unitholders holding Subordinated Units, Pro Rata, until the Capital Account in respect of each Subordinated Unit then Outstanding equals the sum of (1) its Unrecovered Initial Unit Price, determined for the taxable period (or portion thereof) to which this allocation of gain relates, and (2) if the Net Termination Gain is attributable to Liquidation Gain, the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(iii) with respect to such Subordinated Unit for such Quarter;

(D) Fourth, to all Unitholders, Pro Rata, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Initial Unit Price, (2) the Unpaid MQD, (3) any then-existing Cumulative Common Unit Arrearage, and (4) the excess of (aa) the First Target Distribution less the Minimum Quarterly Distribution for each Quarter after the Closing Date or the date of the most recent IDR

Reset Election over (bb) the cumulative per Unit amount of any distributions of cash or cash equivalents that are deemed to be Operating Surplus made pursuant to Section 6.4(a)(iv) and Section 6.4(b)(ii) with respect to such Common Unit for such period (the sum of (1), (2), (3) and (4) is hereinafter referred to as the “First Liquidation Target Amount”);

(E) Fifth, 15.0% to the holders of the Incentive Distribution Rights, Pro Rata, and 85.0% to all Unitholders, Pro Rata, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the First Liquidation Target Amount, and (2) the excess of (aa) the Second Target Distribution less the First Target Distribution for each Quarter after the Closing Date or the date of the most recent IDR Reset Election over (bb) the cumulative per Unit amount of any distributions of cash or cash equivalents that are deemed to be Operating Surplus made pursuant to Section 6.4(a)(v) and Section 6.4(b)(iii) with respect to such Common Unit for such period (the sum of (1) and (2) is hereinafter referred to as the “Second Liquidation Target Amount”);

(F) Sixth, 25.0% to the holders of the Incentive Distribution Rights, Pro Rata, and 75% to all Unitholders, Pro Rata, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the Second Liquidation Target Amount, and (2) the excess of (aa) the Third Target Distribution less the Second Target Distribution for each Quarter after the Closing Date or the date of the most recent IDR Reset Election over (bb) the cumulative per Unit amount of any distributions of cash or cash equivalents that are deemed to be Operating Surplus made pursuant to Section 6.4(a)(vi) and Section 6.4(b)(iv) with respect to such Common Unit for such period; and

(G) Finally, 50.0% to the holders of the Incentive Distribution Rights, Pro Rata, and 50.0% to all Unitholders, Pro Rata.

Notwithstanding the foregoing provisions in this Section 6.1(c)(i), the General Partner may adjust the amount of any Net Termination Gain arising in connection with a Revaluation Event that is allocated to the holders of Incentive Distribution Rights in a manner that will result (1) in the Capital Account for each Common Unit that is Outstanding prior to such Revaluation Event being equal to the Event Issue Value and (2) to the greatest extent possible, the Capital Account with respect to the Incentive Distribution Rights that are Outstanding prior to such Revaluation Event being equal to the amount of Net Termination Gain that would be allocated to the holders of the Incentive Distribution Rights pursuant to this Section 6.1(c)(i) if (i) the Capital Accounts with respect to all Partnership Interests that were Outstanding immediately prior to such Revaluation Event were equal to zero and (ii) the aggregate Carrying Value of all Partnership property equaled the aggregate amount of all of the Partnership’s Liabilities.

(ii) Except as otherwise provided by Section 6.1(c)(iii) or Section 6.1(c)(iv), Net Termination Loss (including a pro rata part of each item of income, gain, loss, and deduction taken into account in computing Net Termination Loss) shall be allocated:

(A) First, if Subordinated Units remain Outstanding, to all Unitholders holding Subordinated Units, Pro Rata, until the Adjusted Capital Account in respect of each Subordinated Unit then Outstanding has been reduced to zero;

(B) Second, to all Unitholders holding Common Units, Pro Rata, until the Adjusted Capital Account in respect of each Common Unit then Outstanding has been reduced to zero; and

(C) Third, the balance, if any, 100% to the General Partner.

(iii) Any Net Termination Loss deemed recognized as a result of a Revaluation Event prior to the conversion of the last Outstanding Subordinated Unit and prior to the Liquidation Date shall be allocated:

(A) First, to the Unitholders, Pro Rata until the Capital Account in respect of each Common Unit then Outstanding equals the Event Issue Value; provided that Net Termination Loss shall not be allocated pursuant to this Section 6.1(c)(iii)(A) to the extent such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable period (or increase any existing deficit in its Adjusted Capital Account);

(B) Second, to all Unitholders holding Subordinated Units, Pro Rata; provided that Net Termination Loss shall not be allocated pursuant to this Section 6.1(c)(iii)(B) to the extent such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable period (or increase any existing deficit in its Adjusted Capital Account); and

(C) The balance, if any, to the General Partner.

(iv) If (A) a Net Termination Loss has been allocated pursuant to Section 6.1(c)(iii), (B) a Net Termination Gain or Net Termination Loss subsequently occurs (other than as a result of a Revaluation Event) prior to the conversion of the last Outstanding Subordinated Unit and (C) after tentatively making all allocations of such Net Termination Gain or Net Termination Loss provided for in Section 6.1(c)(i) or Section 6.1(c)(ii), as applicable, the Capital Account in respect of each Common Unit then Outstanding does not equal the amount such Capital Account would have been if Section 6.1(c)(iii) had not been part of this Agreement and all prior allocations of Net Termination Gain and Net Termination Loss had been made pursuant to Section 6.1(c)(i) or Section 6.1(c)(ii), as applicable, then items of income, gain, loss and deduction included in such Net Termination Gain or Net Termination Loss, as applicable, shall be specially allocated to the General Partner and all Unitholders in a manner that will, to the maximum extent possible, cause the Capital Account in respect of each Common Unit then Outstanding to equal the amount such Capital Account would have been if all allocations of Net Termination Gain and Net Termination Loss had been made pursuant to Section 6.1(c)(i) or Section 6.1(c)(ii), as applicable.

(d) Special Allocations. Notwithstanding any other provision of this Section 6.1, the following special allocations shall be made for each taxable period in the following order:

(i) Partnership Minimum Gain Chargeback. Notwithstanding any other provision of this Section 6.1, if there is a net decrease in Partnership Minimum Gain during any Partnership taxable period, each Partner shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provision. For purposes of this Section 6.1(d), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d) with respect to such taxable period (other than an allocation pursuant to Section 6.1(d)(iv) and Section 6.1(d)(vii)). This Section 6.1(d)(i) is intended to comply with the Partnership Minimum Gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(ii) Chargeback of Partner Nonrecourse Debt Minimum Gain. Notwithstanding the other provisions of this Section 6.1 (other than Section 6.1(d)(i)), except as provided in Treasury

Regulation Section 1.704-2(i)(4), if there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any Partnership taxable period, any Partner with a share of Partner Nonrecourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii), or any successor provisions. For purposes of this Section 6.1(d), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d) other than an allocation pursuant to Section 6.1(d)(i), Section 6.1(d)(vi) and Section 6.1(d)(vii), with respect to such taxable period. This Section 6.1(d)(ii) is intended to comply with the chargeback of items of income and gain requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(iii) Priority Allocations.

(A) If the amount of cash or the Net Agreed Value of any property distributed (except cash or property distributed pursuant to Section 12.4) with respect to an Outstanding Unit for a taxable period exceeds the amount of cash or the Net Agreed Value of property distributed with respect to another Unit for the same taxable period (the amount of the excess, an “Excess Distribution” and the Unit with respect to which the greater distribution is paid, an “Excess Distribution Unit”), then there shall be allocated gross income and gain to each Unitholder receiving an Excess Distribution with respect to the Excess Distribution Unit until the aggregate amount of such items allocated with respect to such Excess Distribution Unit pursuant to this Section 6.1(d)(iii)(A) for the current taxable period and all previous taxable periods is equal to the amount of the Excess Distribution.

(B) After the application of Section 6.1(d)(iii)(A), all or any portion of the remaining items of Partnership gross income or gain for the taxable period, if any, shall be allocated to the holders of Incentive Distribution Rights, Pro Rata, until the aggregate amount of such items allocated to the holders of Incentive Distribution Rights pursuant to this Section 6.1(d)(iii)(B) for the current taxable period and all previous taxable periods is equal to the cumulative amount of all Incentive Distributions made to the holders of Incentive Distribution Rights from the Closing Date to a date 45 days after the end of the current taxable period.

(iv) Qualified Income Offset. In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Partnership gross income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations promulgated under Section 704(b) of the Code, the deficit balance, if any, in its Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible; provided, that an allocation pursuant to this Section 6.1(d)(iv) shall be made only if and to the extent that such Partner would have a deficit balance in its Adjusted Capital Account after all other allocations provided for in this Section 6.1 have been tentatively made as if this Section 6.1(d)(iv) were not in this Agreement.

(v) Gross Income Allocation. In the event any Partner has a deficit balance in its Capital Account at the end of any taxable period in excess of the sum of (A) the amount such Partner is required to restore pursuant to the provisions of this Agreement and (B) the amount such Partner is deemed obligated to restore pursuant to Treasury Regulation Sections 1.704-2(g) and

1.704-2(i)(5), such Partner shall be specially allocated items of Partnership gross income and gain in the amount of such excess as quickly as possible; provided, that an allocation pursuant to this Section 6.1(d)(v) shall be made only if and to the extent that such Partner would have a deficit balance in its Capital Account after all other allocations provided for in this Section 6.1 have been tentatively made as if Section 6.1(d)(iv) and this Section 6.1(d)(v) were not in this Agreement.

(vi) Nonrecourse Deductions. Nonrecourse Deductions for any taxable period shall be allocated to the Partners Pro Rata. If the General Partner determines that the Partnership’s Nonrecourse Deductions should be allocated in a different ratio to satisfy the safe harbor requirements of the Treasury Regulations promulgated under Section 704(b) of the Code, the General Partner is authorized to revise the prescribed ratio to the numerically closest ratio that does satisfy such requirements.

(vii) Partner Nonrecourse Deductions. Partner Nonrecourse Deductions for any taxable period shall be allocated 100% to the Partner that bears the Economic Risk of Loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i). If more than one Partner bears the Economic Risk of Loss with respect to a Partner Nonrecourse Debt, such Partner Nonrecourse Deductions attributable thereto shall be allocated between or among such Partners in accordance with the ratios in which they share such Economic Risk of Loss.

(viii) Nonrecourse Liabilities. For purposes of Treasury Regulation Section 1.752-3(a)(3), the Partners agree that Nonrecourse Liabilities of the Partnership in excess of the sum of (A) the amount of Partnership Minimum Gain and (B) the total amount of Nonrecourse Built-in Gain shall be allocated first, to any Partner that contributed property to the Partnership in proportion to and to the extent of the amount by which each such Partner’s share of any Section 704(c) built-in gains exceeds such Partner’s share of Nonrecourse Built-in Gain, and second, among the Partners Pro Rata.

(ix) Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code (including pursuant to Treasury Regulation Section 1.734-2(b)(1)) is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) taken into account pursuant to Section 5.5, and such item of gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

(x) Economic Uniformity; Changes in Law.

(A) At the election of the General Partner with respect to any taxable period ending upon, or after, the termination of the Subordination Period, all or a portion of the remaining items of Partnership gross income or gain for such taxable period, after taking into account allocations pursuant to Section 6.1(d)(iii), shall be allocated 100% to each Partner holding Subordinated Units that are Outstanding as of the termination of the Subordination Period (“Final Subordinated Units”) in the proportion of the number of Final Subordinated Units held by such Partner to the total number of Final Subordinated Units then Outstanding, until each such Partner has been allocated an amount of gross income or gain that increases the Capital Account maintained with respect to such Final Subordinated Units to an amount that after taking into account the other allocations of income, gain, loss and deduction to be made with respect to such taxable period will equal the product of (1) the number of Final Subordinated Units held by such Partner and (2) the Per Unit Capital Amount for an Outstanding Common Unit. The purpose of this allocation is to establish uniformity between the Capital Accounts underlying Final Subordinated Units and the Capital Accounts underlying Common Units held by Persons other than the General Partner and its Affiliates immediately prior to the conversion of such Final Subordinated Units into Common Units. This allocation method for establishing such economic uniformity will be available to the General Partner only if the method for allocating the Capital Account maintained with respect to the Subordinated Units between the transferred and retained Subordinated Units pursuant to Section 5.5(c)(ii) does not otherwise provide such economic uniformity to the Final Subordinated Units.

(B) With respect to an event triggering an adjustment to the Carrying Value of Partnership property pursuant to Section 5.5(d) during any taxable period of the Partnership ending upon, or after, the issuance of IDR Reset Common Units pursuant to Section 5.11, after the application of Section 6.1(d)(x)(A), any Unrealized Gains and Unrealized Losses shall be allocated among the Partners in a manner that to the nearest extent possible results in the Capital Accounts maintained with respect to such IDR Reset Common Units issued pursuant to Section 5.11 equaling the product of (1) the Aggregate Quantity of IDR Reset Common Units and (2) the Per Unit Capital Amount for an Initial Common Unit.

(C) With respect to any taxable period during which an IDR Reset Common Unit is transferred to any Person who is not an Affiliate of the transferor, all or a portion of the remaining items of Partnership gross income or gain for such taxable period shall be allocated 100% to the transferor Partner of such transferred IDR Reset Common Unit until such transferor Partner has been allocated an amount of gross income or gain that increases the Capital Account maintained with respect to such transferred IDR Reset Common Unit to an amount equal to the Per Unit Capital Amount for an Initial Common Unit.

(D) For the proper administration of the Partnership and for the preservation of uniformity of the Limited Partner Interests (or any class or classes thereof), the General Partner shall (1) adopt such conventions as it deems appropriate in determining the amount of depreciation, amortization and cost recovery deductions; (2) make special allocations of income, gain, loss, deduction, Unrealized Gain or Unrealized Loss; and (3) amend the provisions of this Agreement as appropriate (aa) to reflect the proposal or promulgation of Treasury Regulations under Section 704(b) or Section 704(c) of the Code or (y) otherwise to preserve or achieve uniformity of the Limited Partner Interests (or any class or classes thereof) that are publicly traded as a single class. The General Partner may adopt such conventions, make such allocations and make such amendments to this Agreement as provided in this Section 6.1(d)(x)(D) only if such conventions, allocations or amendments would not have a material adverse effect on the Partners, the holders of any class or classes of Limited Partner Interests issued and Outstanding or the Partnership, and if such allocations are consistent with the principles of Section 704 of the Code.

(xi) Curative Allocation.

(A) Notwithstanding any other provision of this Section 6.1, other than the Required Allocations, the Required Allocations shall be taken into account in making the Agreed Allocations so that, to the extent possible, the net amount of items of gross income, gain, loss and deduction allocated to each Partner pursuant to the Required Allocations and the Agreed Allocations, together, shall be equal to the net amount of such items that would have been allocated to each such Partner under the Agreed Allocations had the Required Allocations and the related Curative Allocation not otherwise been provided in this Section 6.1. In exercising its discretion under this Section 6.1(d)(xi)(A), the General Partner may take into account future Required Allocations that, although not yet made, are likely to offset other Required Allocations previously made. Allocations pursuant to this Section 6.1(d)(xi)(A) shall only be made with respect to Required Allocations to the extent the General Partner determines that such allocations will otherwise be inconsistent with the economic agreement among the Partners.

(B) The General Partner shall, with respect to each taxable period, (1) apply the provisions of Section 6.1(d)(xi)(A) in whatever order is most likely to minimize the economic distortions that might otherwise result from the Required Allocations, and (2) divide all allocations pursuant to Section 6.1(d)(xi)(A) among the Partners in a manner that is likely to minimize such economic distortions.

(xii) Corrective and Other Allocations. In the event of any allocation of Additional Book Basis Derivative Items or any Book-Down Event or any recognition of a Net Termination Loss, the following rules shall apply:

(A) The General Partner shall allocate Additional Book Basis Derivative Items consisting of depreciation, amortization, depletion or any other form of cost recovery (other than Additional Book Basis Derivative Items included in Net Termination Gain or Net Termination Loss) with respect to any Adjusted Property to the Unitholders, Pro Rata, the holders of Incentive Distribution Rights, and the General Partner in the same proportion as the Net Termination Gain or Net Termination Loss resulting from the Revaluation Event that gave rise to such Additional Book Basis Derivative Items was allocated to them pursuant to Section 6.1.

(B) If a sale or other taxable disposition of an Adjusted Property, including, for this purpose, inventory (“Disposed of Adjusted Property”) occurs other than in connection with an event giving rise to Sale Gain or Sale Loss, the General Partner shall allocate (1) items of gross income and gain (x) away from the holders of Incentive Distribution Rights and the General Partner and (y) to the Unitholders, or (2) items of deduction and loss (x) away from the Unitholders and (y) to the holders of Incentive Distribution Rights and the General Partner, to the extent that the Additional Book Basis Derivative Items with respect to the Disposed of Adjusted Property (determined in accordance with the last sentence of the definition of Additional Book Basis Derivative Items) treated as having been allocated to the Unitholders pursuant to this Section 6.1(d)(xii)(B) exceed their Share of Additional Book Basis Derivative Items with respect to such Disposed of Adjusted Property. For purposes of this Section 6.1(d)(xii)(B), the Unitholders shall be treated as having been allocated Additional Book Basis Derivative Items to the extent that such Additional Book Basis Derivative Items have reduced the amount of income that would otherwise have been allocated to the Unitholders under the Partnership Agreement (e.g., Additional Book Basis Derivative Items taken into account in computing cost of goods sold would reduce the amount of book income otherwise available for allocation among the Partners). Any allocation made pursuant to this Section 6.1(d)(xii)(B) shall be made after all of the other Agreed Allocations have been made as if this Section 6.1(d)(xii) were not in this Agreement and, to the extent necessary, shall require the reallocation of items that have been allocated pursuant to such other Agreed Allocations.

(C) Net Termination Loss in an amount equal to the lesser of (1) such Net Termination Loss and (2) the Aggregate Remaining Net Positive Adjustments shall be allocated in such manner as is determined by the General Partner that, to the extent possible, the Capital Account balances of the Partners will equal the amount they would have been had no prior Book-Up Events occurred, and any remaining Net Termination Loss shall be allocated pursuant to Section 6.1(c) hereof. In allocating Net Termination Loss pursuant to this Section 6.1(d)(xii)(C), the General Partner shall attempt, to the extent possible, to cause the Capital Accounts of the Unitholders, on the one hand, and holders of the Incentive Distribution Rights, on the other hand, to equal the amount they would equal if (i) the Carrying Values of the Partnership’s property had not been previously adjusted in connection with any prior Book-Up Events, (ii) Unrealized Gain and Unrealized Loss (or, in the case of a liquidation, Liquidation Gain or Liquidation Loss) with respect to such Partnership Property were determined with respect to such unadjusted Carrying Values, and (iii) any resulting Net Termination Gain had been allocated pursuant to Section 6.1(c)(i) (including, for the avoidance of doubt, taking into account the provisions set forth in the last sentence of Section 6.1(c)(i)).

(D) In making the allocations required under this Section 6.1(d)(xii), the General Partner may apply whatever conventions or other methodology it determines will satisfy the purpose of this Section 6.1(d)(xii). Without limiting the foregoing, if an Adjusted Property is contributed by the Partnership to another entity classified as a partnership for U.S. federal income tax purposes (the “lower tier partnership”), the General Partner may make allocations similar to those described in Section 6.1(d)(xii)(A), (B), and (C) to the extent the General Partner determines such allocations are necessary to account for the Partnership’s allocable share of income, gain, loss and deduction of the lower tier partnership that relate to the contributed Adjusted Property in a manner that is consistent with the purpose of this Section 6.1(d)(xii).

(xiii) Special Curative Allocation in Event of Liquidation Prior to Conversion of the Last Outstanding Subordinated Unit. Notwithstanding any other provision of this Section 6.1(d)(xiii) (other than the Required Allocations), if (1) the Liquidation Date occurs prior to the conversion of the last Outstanding Subordinated Unit and (2) after having made all other allocations provided for in this Section 6.1 for the taxable period in which the Liquidation Date occurs, the Capital Account in respect of each Common Unit then Outstanding does not equal the amount such Capital Account would have been if Section 6.1(c)(iii) and Section 6.1(c)(iv) had not been part of this Agreement and all prior allocations of Net Termination Gain and Net Termination Loss had been made pursuant to Section 6.1(c)(i) or Section 6.1(c)(ii), as applicable, then items of income, gain, loss and deduction for such taxable period shall be reallocated among all Unitholders in a manner determined appropriate by the General Partner so as to cause, to the maximum extent possible, the Capital Account in respect of each Common Unit to equal the amount such Capital Account would have been if all prior allocations of Net Termination Gain and Net Termination Loss had been made pursuant to Section 6.1(c)(i) or Section 6.1(c)(ii), as applicable. For the avoidance of doubt, the reallocation of items set forth in the immediately preceding sentence provides that, to the extent necessary to achieve the Capital Account balances described above, (x) items of income and gain that would otherwise be included in Net Income or Net Loss, as the case may be, for the taxable period in which the Liquidation Date occurs shall be reallocated from the Unitholders holding Subordinated Units to Unitholders holding Common Units and (y) items of deduction and loss that would otherwise be included in Net Income or Net Loss, as the case may be, for the taxable period in which the Liquidation Date occurs shall be reallocated from Unitholders holding Common Units to the Unitholders holding Subordinated Units. In the event that (1) the Liquidation Date occurs on or before the date (not including any extension of time prescribed by law) for the filing of the Partnership’s federal income tax return for the taxable period immediately prior to the taxable period in which the Liquidation Date occurs and (2) the reallocation of items for the taxable period in which the Liquidation Date occurs as set forth above in this Section 6.1(d)(xiii) fails to achieve the Capital Account balances described above, items of income, gain, loss and deduction that would otherwise be included in the Net Income or Net Loss, as the case may be, for such prior taxable period shall be reallocated among the Unitholders in a manner that will, to the maximum extent possible and after taking into account all other allocations made pursuant to this Section 6.1(d)(xiii), cause the Capital Account in respect of each Common Unit to equal the amount such Capital Account would have been if all prior allocations of Net Termination Gain and Net Termination Loss had been made pursuant to Section 6.1(c)(i) or Section 6.1, as applicable.

(xiv) Equalization of Capital Accounts With Respect to Privately Placed Units. Unrealized Gain or Unrealized Loss deemed recognized as a result of a Revaluation Event shall first be allocated to the (A) Unitholders holding Privately Placed Units, Pro Rata, or (B) Unitholders holding Common Units (other than Privately Placed Units), Pro Rata, as applicable, to the extent necessary to cause the Capital Account in respect of each Privately Placed Unit then Outstanding to equal the Capital Account in respect of each Common Unit (other than Privately Placed Units) then Outstanding.

(xv) Allocations Regarding Certain Payments Made to Employees and Other Service Providers. Consistent with the provisions of Treasury Regulation Section 1.83-6(d), if any Partner (or its successor) transfers property (including cash) to any employee or other service provider of the Partnership Group and such Partner is not entitled to be reimbursed by (or otherwise elects not to seek reimbursement from) the Partnership for the value of such property, then any items of deduction or loss resulting from or attributable to such transfer shall be allocated to the Partner (or its successor) that made such transfer and was deemed to have contributed such property to the Partnership pursuant to Section 5.12.

Section 6.2 Allocations for Tax Purposes.

(a) Except as otherwise provided herein, for U.S. federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Partners in the same manner as its correlative item of “book” income, gain, loss or deduction is allocated pursuant to Section 6.1.

(b) In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, items of income, gain, loss, depreciation, amortization and cost recovery deductions shall be allocated for U.S. federal income tax purposes among the Partners in the manner provided under Section 704(c) of the Code, and the Treasury Regulations promulgated under Section 704(b) and 704(c) of the Code, as determined to be appropriate by the General Partner (taking into account the General Partner’s discretion under Section 6.1(d)(x)(D)); provided, that, in all events, the General Partner shall apply the “remedial allocation method” in accordance with the principles of Treasury Regulation Section 1.704-3(d).

(c) The General Partner may determine to depreciate or amortize the portion of an adjustment under Section 743(b) of the Code attributable to unrealized appreciation in any Adjusted Property (to the extent of the unamortized Book-Tax Disparity) using a predetermined rate derived from the depreciation or amortization method and useful life applied to the unamortized Book-Tax Disparity of such property, despite any inconsistency of such approach with Treasury Regulation Section 1.167(c)-l(a)(6) or any successor regulations thereto. If the General Partner determines that such reporting position cannot reasonably be taken, the General Partner may adopt depreciation and amortization conventions under which all purchasers acquiring Limited Partner Interests in the same month would receive depreciation and amortization deductions, based upon the same applicable rate as if they had purchased a direct interest in the Partnership’s property. If the General Partner chooses not to utilize such aggregate method, the General Partner may use any other depreciation and amortization conventions to preserve the uniformity of the intrinsic tax characteristics of any Limited Partner Interests, so long as such conventions would not have a material adverse effect on the Limited Partners or the Record Holders of any class or classes of Limited Partner Interests.

(d) In accordance with Treasury Regulation Sections 1.1245-1(e) and 1.1250-1(f), any gain allocated to the Partners upon the sale or other taxable disposition of any Partnership asset shall, to the extent possible, after taking into account other required allocations of gain pursuant to Section 6.1(d), be characterized as Recapture Income in the same proportions and to the same extent as such Partners (or their predecessors in interest) have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.

(e) All items of income, gain, loss, deduction and credit recognized by the Partnership for U.S. federal income tax purposes and allocated to the Partners in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code that may be made by the Partnership; provided, however, that such allocations, once made, shall be adjusted (in the manner determined by the General Partner) to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.

(f) Each item of Partnership income, gain, loss and deduction shall, for U.S. federal income tax purposes, be determined for each taxable period and prorated on a monthly basis and shall be allocated to the Partners as of the opening of the National Securities Exchange on which Partnership Interests are listed or admitted to trading on the first Business Day of each month; provided, however, such items for the period beginning on the Closing Date and ending on the last day of the month in which the Over-Allotment Option is exercised in full or the expiration of the Over-Allotment Option occurs shall be allocated to the Partners as of the opening of the National Securities Exchange on which Partnership Interests are listed or admitted to trading on the first Business Day of the next succeeding month; provided, further, that gain or loss on a sale or other disposition of any assets of the Partnership or any other extraordinary item of income, gain, loss or deduction as determined by the General Partner, shall be allocated to the Partners as of the opening of the National Securities Exchange on which Partnership Interests are listed or admitted to trading on the first Business Day of the month in which such item is recognized for federal income tax purposes. The General Partner may revise, alter or otherwise modify such methods of allocation to the extent permitted or required by Section 706 of the Code and the regulations or rulings promulgated thereunder.

(g) Allocations that would otherwise be made to a Limited Partner under the provisions of this Article VI shall instead be made to the beneficial owner of Limited Partner Interests held by a nominee, agent or representative in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method determined by the General Partner.

(h) If, as a result of an exercise of a Noncompensatory Option, a Capital Account reallocation is required under Treasury Regulation Section 1.704-1(b)(2)(iv)(s)(3), the General Partner shall make corrective allocations pursuant to Treasury Regulation Section 1.704-1(b)(4)(x).

Section 6.3 Requirements and Characterization of Distributions; Distributions to Record Holders.

(a) The General Partner has adopted a cash distribution policy, which it may change from time to time without amendment to this Agreement. Distributions will be made as and when declared by the General Partner.

(b) All amounts of cash and cash equivalents distributed by the Partnership on any date from any source shall be deemed to be Operating Surplus until the sum of all amounts of cash and cash equivalents theretofore distributed by the Partnership to the Partners pursuant to Section 6.4 equals the Operating Surplus from the Closing Date through the close of the immediately preceding Quarter. Any remaining amounts of cash and cash equivalents distributed by the Partnership on such date shall, except as otherwise provided in Section 6.5, be deemed to be “Capital Surplus.” All distributions required to be made under this Agreement or otherwise made by the Partnership shall be made subject to Sections 17-607 and 17-804 of the Delaware Act.

(c) Notwithstanding Section 6.3(a), in the event of the dissolution and liquidation of the Partnership, all Partnership assets shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

(d) Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through any Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership’s liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

Section 6.4 Distributions from Operating Surplus.

(a) During Subordination Period. Cash and cash equivalents distributed in respect of any Quarter wholly within the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or 6.5 shall be distributed as follows:

(i) First, to all Unitholders holding Common Units, Pro Rata, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(ii) Second, to all Unitholders holding Common Units, Pro Rata, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage existing with respect to such Quarter;

(iii) Third, to all Unitholders holding Subordinated Units, Pro Rata, until there has been distributed in respect of each Subordinated Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(iv) Fourth, to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

(v) Fifth, (A) 15.0% to the holders of the Incentive Distribution Rights, Pro Rata; and (B) 85.0% to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

(vi) Sixth, (A) 25.0% to the holders of the Incentive Distribution Rights, Pro Rata; and (B) 75.0% to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

(vii) Thereafter, (A) 50.0% to the holders of the Incentive Distribution Rights, Pro Rata; and (B) 50.0% to all Unitholders, Pro Rata;

provided, however, if the Target Distributions have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of cash and cash equivalents that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(a)(vii).

(b) After Subordination Period. Cash and cash equivalents distributed in respect of any Quarter ending after the Subordination Period has ended that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or Section 6.5 shall be distributed as follows:

(i) First, to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(ii) Second, to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

(iii) Third, (A) 15.0% to the holders of the Incentive Distribution Rights, Pro Rata; and (B) 85.0% to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

(iv) Fourth, (A) 25.0% to the holders of the Incentive Distribution Rights, Pro Rata; and (B) 75.0% to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

(v) Thereafter, (A) 50.0% to the holders of the Incentive Distribution Rights, Pro Rata; and (B) 50.0% to all Unitholders, Pro Rata;

provided, however, if the Target Distributions have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of cash or cash equivalents that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(b)(v).

Section 6.5 Distributions from Capital Surplus. Cash and cash equivalents that are distributed and deemed to be Capital Surplus pursuant to the provisions of Section 6.3(a) shall be distributed, unless the provisions of Section 6.3 require otherwise:

(a) First, 100% to all Unitholders, Pro Rata, until the Minimum Quarterly Distribution has been reduced to zero pursuant to the second sentence of Section 6.6(a);

(b) Second, 100% to all Unitholders holding Common Units, Pro Rata, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage; and

(c) Thereafter, all cash or cash equivalents that are distributed shall be distributed as if they were Operating Surplus and shall be distributed in accordance with Section 6.4.

Section 6.6 Adjustment of Target Distribution Levels.

(a) The Target Distributions, Common Unit Arrearages and Cumulative Common Unit Arrearages shall be proportionately adjusted in the event of any distribution, combination or subdivision (whether effected by a distribution payable in Units or otherwise) of Units or other Partnership Interests. In the event of a distribution of cash or cash equivalents that is deemed to be from Capital Surplus, the then applicable Target Distributions shall be reduced in the same proportion that the distribution had to the Current Market Price of the Common Units immediately prior to the declaration of the distribution.

(b) The Target Distributions shall also be subject to adjustment pursuant to Section 5.11 and Section 6.8.

Section 6.7 Special Provisions Relating to the Holders of Subordinated Units.

(a) Except with respect to the right to vote on or approve matters requiring the vote or approval of a percentage of the holders of Outstanding Common Units and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units, the holder of a Subordinated Unit shall have all of the rights and obligations of a Unitholder holding Common Units hereunder; provided, however, that immediately upon the conversion of Subordinated Units into Common Units pursuant to Section 5.7, the Unitholder holding Subordinated Units shall possess all of the rights and obligations of a Unitholder holding Common Units hereunder with respect to such converted Subordinated Units, including the right to vote as a Common Unitholder and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units; provided, however, that such converted Subordinated Units shall remain subject to the provisions of Section 5.5(c)(ii), Section 6.1(d)(x), and Section 6.7(b) and (c).

(b) A Unitholder shall not be permitted to transfer a Subordinated Unit or a Subordinated Unit that has converted into a Common Unit pursuant to Section 5.7 (other than a transfer to an Affiliate) if the remaining balance in the transferring Unitholder’s Capital Account with respect to the retained Subordinated Units or retained converted Subordinated Units would be negative after giving effect to the allocation under Section 5.5(c)(ii).

(c) The Unitholder holding a Common Unit that has resulted from the conversion of a Subordinated Unit pursuant to Section 5.7 shall not be permitted to transfer such Common Unit to a Person that is not an Affiliate of the holder until such time as the General Partner determines, based on advice of counsel, that each such Common Unit should have, as a substantive matter, like intrinsic economic and federal income tax characteristics, in all material respects, to the intrinsic economic and federal income tax characteristics of an Initial Common Unit. In connection with the condition imposed by this Section 6.7(c), the General Partner may take whatever steps are required to provide economic uniformity to such Common Units in preparation for a transfer of such Common Units, including the application of Sections 5.5(c)(ii) and 6.1(d)(x); provided, however, that no such steps may be taken that would have a material adverse effect on the Unitholders holding Common Units.

Section 6.8 Special Provisions Relating to the Holders of IDR Reset Common Units.

(a) A Unitholder shall not be permitted to transfer an IDR Reset Common Unit (other than a transfer to an Affiliate) if the remaining balance in the transferring Unitholder’s Capital Account with respect to the retained IDR Reset Common Units would be negative after giving effect to the allocation under Section 5.5(c)(iii).

(b) A Unitholder holding an IDR Reset Common Unit shall not be permitted to transfer such Common Unit to a Person that is not an Affiliate of the holder until such time as the General Partner determines, based on advice of counsel, that upon transfer each such Common Unit should have, as a substantive matter, like intrinsic economic and U.S. federal income tax characteristics to the transferee, in all material respects, to the intrinsic economic and U.S. federal income tax characteristics of an Initial Common Unit to such transferee. In connection with the condition imposed by this Section 6.8(b), the General Partner may apply Sections 5.5(c)(iii), 6.1(d)(x) and 6.8(a) or, to the extent not resulting in a material adverse effect on the Unitholders holding Common Units, take whatever steps are required to provide economic uniformity to such Common Units in preparation for a transfer of such IDR Reset Common Units.

Section 6.9 Entity-Level Taxation. If legislation is enacted or the official interpretation of existing legislation is modified by a governmental authority, which after giving effect to such enactment or modification, results in a Group Member becoming subject to federal, state or local or non-U.S. income or withholding taxes in excess of the amount of such taxes due from the Group Member prior to such enactment or modification (including, for the avoidance of doubt, any increase in the rate of such taxation applicable to the Group Member), then the General Partner may, in its sole discretion, reduce the Target Distributions by the amount of income or withholding taxes that are payable by reason of any such new legislation or interpretation (the “Incremental Income Taxes”), or any portion thereof selected by the General Partner, in the manner provided in this Section 6.9. If the General Partner elects to reduce the Target Distributions for any Quarter with respect to all or a portion of any Incremental Income Taxes, the General Partner shall estimate for such Quarter the Partnership Group’s aggregate liability (the “Estimated Incremental Quarterly Tax Amount”) for all (or the relevant portion of) such Incremental Income Taxes; provided that any difference between such estimate and the actual liability for Incremental Income Taxes (or the relevant portion thereof) for such Quarter may, to the extent determined by the General Partner, be taken into account in determining the Estimated Incremental Quarterly Tax Amount with respect to each Quarter in which any such difference can be determined. For each such Quarter, the Target Distributions, shall be the product obtained by multiplying (a) the amounts therefor that are set out herein prior to the application of this Section 6.9 times (b) the quotient obtained by dividing (i) cash and cash equivalents with respect to such Quarter by (ii) the sum of cash and cash equivalents with respect to such Quarter and the Estimated Incremental Quarterly Tax Amount for such Quarter, as determined by the General Partner. For purposes of the foregoing, cash and cash equivalents with respect to a Quarter will be deemed reduced by the Estimated Incremental Quarterly Tax Amount for that Quarter.

ARTICLE VII

MANAGEMENT AND OPERATION OF BUSINESS

Section 7.1 Management.

(a) The General Partner shall conduct, direct and manage all activities of the Partnership. Except as otherwise expressly provided in this Agreement, but without limitation on the ability of the General Partner to delegate its rights and power to other Persons, all management powers over the business and affairs of the Partnership shall be exclusively vested in the General Partner, and no other Partner shall have any management power over the business and affairs of the Partnership. In addition to the powers now or hereafter granted to a general partner of a limited partnership under applicable law or that are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to Section 7.4, shall have full power and authority to do all things and on such terms as it determines to be necessary or appropriate to conduct the business of the Partnership, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, including the following:

(i) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible or exchangeable into Partnership Interests, and the incurring of any other obligations;

(ii) the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

(iii) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership or the merger or other combination of the Partnership with or into another Person (the matters described in this clause (iii) being subject, however, to any prior approval that may be required by Section 7.4 or Article XIV);

(iv) the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Partnership Group; the lending of funds to other Persons (including other Group Members); the repayment or guarantee of obligations of any Group Member; and the making of capital contributions to any Group Member;

(v) the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Partnership under contractual arrangements to all or particular assets of the Partnership, with the other party to the contract to have no recourse against the General Partner or its assets other than its interest in the Partnership, even if the same results in the terms of the transaction being less favorable to the Partnership than would otherwise be the case);

(vi) the distribution of cash or cash equivalents by the Partnership;

(vii) the selection, employment, retention and dismissal of employees (including employees having titles such as “president,” “vice president,” “secretary” and “treasurer”) and agents, outside attorneys, accountants, consultants and contractors of the General Partner or the Partnership Group and the determination of their compensation and other terms of employment or hiring;

(viii) the maintenance of insurance for the benefit of the Partnership Group, the Partners and Indemnitees;

(ix) the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other Persons (including the acquisition of interests in, and the contributions of property to, any Group Member from time to time);

(x) the control of any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

(xi) the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

(xii) the entering into of listing agreements with any National Securities Exchange and the delisting of some or all of the Limited Partner Interests from, or requesting that trading be suspended on, any such exchange;

(xiii) the purchase, sale or other acquisition or disposition of Partnership Interests, or the issuance of Derivative Instruments;

(xiv) the undertaking of any action in connection with the Partnership’s participation in the management of any Group Member; and

(xv) the entering into of agreements with any of its Affiliates to render services to a Group Member or to itself in the discharge of its duties as General Partner of the Partnership.

(b) Notwithstanding any other provision of this Agreement, any Group Member Agreement, the Delaware Act or any applicable law, rule or regulation, each of the Partners and each other Person who acquires an interest in a Partnership Interest and each other Person who is otherwise bound by this Agreement hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of this Agreement, the Underwriting Agreement, the Omnibus Agreement, the Contribution Agreement and the other agreements described in or filed as exhibits to the Registration Statement that are related to the transactions contemplated by the Registration Statement (in the case of each agreement other than this Agreement, without giving effect to any amendments, supplements or restatements after the date hereof); (ii) agrees that the General Partner (on its own behalf or on behalf of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause (b) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the Registration Statement on behalf of the Partnership without any further act, approval or vote of the Partners, the other Persons who acquire a Partnership Interest and the Persons who are otherwise bound by this Agreement; and (iii) agrees that the execution, delivery or performance by the General Partner, any Group Member or any Affiliate of any of them of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by the General Partner or any Affiliate of the General Partner of the rights accorded pursuant to Article XV) shall not constitute a breach by the General Partner of any fiduciary or other duty existing at law, in equity or otherwise that the General Partner may owe the Partnership, the Limited Partners, the other Persons who acquire a Partnership Interest or the Persons who are otherwise bound by this Agreement.

Section 7.2 Replacement of Fiduciary Duties.

Notwithstanding any other provision of this Agreement, to the extent that, at law or in equity, the General Partner or any other Indemnitee would have duties (including fiduciary duties) to the Partnership, to another Partner, to any Person who acquires an interest in a Partnership Interest or to any other Person bound by this Agreement, all such duties (including fiduciary duties) are hereby eliminated, to the fullest extent permitted by law, and replaced with the duties expressly set forth herein. The elimination of duties (including fiduciary duties) and replacement thereof with the duties expressly set forth herein are approved by the Partnership, each of the Partners, each other Person who acquires an interest in a Partnership Interest and each other Person bound by this Agreement.

Section 7.3 Certificate of Limited Partnership. The General Partner has caused the Certificate of Limited Partnership to be filed with the Secretary of State of the state of Delaware as required by the Delaware Act. The General Partner shall use all reasonable efforts to cause to be filed such other certificates or documents that the General Partner determines to be necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the state of Delaware or any other state in which the Partnership may elect to do business or own property. To the extent the General Partner determines such action to be necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all things to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of the state of Delaware or of any other state in which the Partnership may elect to do business or own property. Subject to the terms of Section 3.4(a), the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Partner.

Section 7.4 Restrictions on the General Partner’s Authority. Except as provided in Article XII and Article XIV, the General Partner may not sell, exchange or otherwise dispose of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions without the approval of a Unit Majority; provided, however, that this provision shall not preclude or limit the General Partner’s ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership Group and shall not apply to any sale of any or all of the assets of the Partnership Group pursuant to the foreclosure of, or other realization upon, any such encumbrance.

Section 7.5 Reimbursement of the General Partner.

(a) The General Partner shall be reimbursed by the Partnership Group on a monthly basis, or such other basis as the General Partner may determine, for (i) all direct and indirect expenses it incurs or payments it makes on behalf of the Partnership Group (including salary, bonus, incentive compensation and other amounts paid to any Person (including Affiliates of the General Partner) to perform services for the Partnership Group or for the General Partner in the discharge of its duties to the Partnership Group), and (ii) all other expenses allocable to the Partnership Group or otherwise incurred by the General Partner in connection with managing and operating the Partnership Group’s business (including expenses allocated to the General Partner by its Affiliates). The General Partner shall determine the expenses that are allocable to the General Partner or any member of the Partnership Group. Reimbursements pursuant to this Section 7.5 shall be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 7.7. The General Partner and its Affiliates may charge any member of the Partnership Group a management fee to the extent necessary to allow the Partnership Group to reduce the amount of any state franchise or income tax or any tax based upon revenues or gross margin of any member of the Partnership Group if the tax benefit produced by the payment for such management fee exceeds the amount of such fee.

(b) The General Partner, without the approval of the Limited Partners (who shall have no right to vote in respect thereof), may propose and adopt on behalf of the Partnership benefit plans, programs and practices (including plans, programs and practices involving the issuance of Partnership Interests), or cause the Partnership to issue Partnership Interests in connection with, or pursuant to, any benefit plan, program or practice maintained or sponsored by the General Partner or any of its Affiliates, in each case for the benefit of employees, officers, consultants and directors of the General Partner or its Affiliates, in respect of services performed, directly or indirectly, for the benefit of the Partnership Group. The Partnership agrees to issue and sell to the

General Partner or any of its Affiliates any Partnership Interests that the General Partner or such Affiliates are obligated to provide to any employees, officers, consultants and directors pursuant to any such benefit plans, programs or practices. Expenses incurred by the General Partner in connection with any such plans, programs and practices (including the net cost to the General Partner or such Affiliates of Partnership Interests purchased by the General Partner or such Affiliates, from the Partnership or otherwise, to fulfill awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.5(a). Any and all obligations of the General Partner under any benefit plans, programs or practices adopted by the General Partner as permitted by this Section 7.5(b) shall constitute obligations of the General Partner hereunder and shall be assumed by any successor General Partner approved pursuant to Section 11.1 or Section 11.2 or the transferee of or successor to all of the General Partner’s General Partner Interest pursuant to Section 4.6.

Section 7.6 Outside Activities.

(a) The General Partner, for so long as it is the General Partner of the Partnership, shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (A) its performance as general partner or managing member, if any, of one or more Group Members or as described in or contemplated by the Registration Statement, (B) the acquiring, owning or disposing of debt securities or equity interests in any Group Member or (C) the direct or indirect provision of management, advisory, and administrative services to its Affiliates or to other Persons.

(b) Except to the extent otherwise set forth in the Omnibus Agreement, each Unrestricted Person (other than the General Partner) shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member. No such business interest or activity shall constitute a breach of this Agreement, any fiduciary or other duty existing at law, in equity or otherwise, or obligation of any type whatsoever to the Partnership or other Group Member, any Partner, any Person who acquires an interest in a Partnership Interest or any Person who is otherwise bound by this Agreement.

(c) Notwithstanding anything to the contrary in this Agreement, the doctrine of corporate opportunity, or any analogous doctrine, shall not apply to any Unrestricted Person (including the General Partner). Except to the extent otherwise set forth in the Omnibus Agreement, no Unrestricted Person (including the General Partner) who acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for the Partnership, shall have any duty to communicate or offer such opportunity to any Group Member, and such Unrestricted Person (including the General Partner) shall not be liable to the Partnership or any other Group Member, any Partner any person who acquires a Partnership Interest or any other Person who is otherwise bound by this Agreement for breach of any fiduciary or other duty existing at law, in equity or otherwise by reason of the fact that such Unrestricted Person (including the General Partner) pursues or acquires such opportunity for itself, directs such opportunity to another Person or does not communicate such opportunity or information to any Group Member.

(d) The General Partner and each of its Affiliates may acquire Units or other Partnership Interests in addition to those acquired on the Closing Date and, except as otherwise expressly provided in this Agreement, shall be entitled to exercise, at their option, all rights relating to all Units or other Partnership Interests acquired by them. The term “Affiliates” when used in this Section 7.6(d) with respect to the General Partner shall not include any Group Member.

Section 7.7 Indemnification.

(a) To the fullest extent permitted by law, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all threatened, pending or completed claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, and whether formal or informal and including appeals, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its, his or her status as an Indemnitee and acting (or refraining to act) in such capacity; provided, that the Indemnitee shall not be indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Agreement, the Indemnitee acted in Bad Faith or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful. Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

(b) To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is entitled to be indemnified pursuant to Section 7.7(a) in appearing at, participating in or defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 7.7, the Indemnitee is not entitled to be indemnified upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be ultimately determined that the Indemnitee is not entitled to be indemnified as authorized by this Section 7.7.

(c) The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Limited Partner Interests, as a matter of law, in equity or otherwise, both as to actions in the Indemnitee’s capacity as an Indemnitee and as to actions in any other capacity, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns, executors and administrators of the Indemnitee.

(d) The Partnership may purchase and maintain (or reimburse the General Partner or its Affiliates for the cost of) insurance, on behalf of an Indemnitee and such other Persons as the General Partner shall determine, against any liability that may be asserted against, or expense that may be incurred by, such Indemnitee in connection with the Partnership’s activities or such Indemnitee’s activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Indemnitee against such liability under the provisions of this Agreement.

(e) For purposes of this Section 7.7, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute “fines” within the meaning of Section 7.7(a); and action taken or omitted by an Indemnitee with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the best interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose that is in the best interests of the Partnership.

(f) In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

(g) An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(h) The provisions of this Section 7.7 are for the benefit of the Indemnitees and their heirs, successors, assigns, executors and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

(i) No amendment, modification or repeal of this Section 7.7 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.8 Liability of Indemnitees.

(a) Notwithstanding anything to the contrary set forth in this Agreement, any Group Member Agreement, or under the Delaware Act or any other law, rule or regulation or at equity, no Indemnitee shall be liable for monetary damages or otherwise to the Partnership, to another Partner, to any other Person who acquires an interest in a Partnership Interest or to any other Person bound by this Agreement, for losses sustained or liabilities incurred, of any kind or character, as a result of its or any of any other Indemnitee’s determinations, act(s) or omission(s) in their capacities as Indemnitees; provided, however, that an Indemnitee shall be liable for losses or liabilities sustained or incurred by the Partnership, the other Partners, any other Persons who acquire an interest in a Partnership Interest or any other Person bound by this Agreement, if it is determined by a final and non-appealable judgment entered by a court of competent jurisdiction that such losses or liabilities were the result of the conduct of that Indemnitee engaged in by it in Bad Faith or with respect to any criminal conduct, with the knowledge that its conduct was unlawful.

(b) The General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner if such appointment was not made in Bad Faith.

(c) To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership, the Partners, any Person who acquires an interest in a Partnership Interest or is otherwise bound by this Agreement, the General Partner and any other Indemnitee acting in connection with the Partnership’s business or affairs shall not be liable, to the fullest extent permitted by law, to the Partnership, the Partners, any Person who acquires an interest in a Partnership Interest or is otherwise bound by this Agreement, for its reliance on the provisions of this Agreement.

(d) Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of the Indemnitees under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.9 Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duties.

(a) Whenever the General Partner, acting in its capacity as the general partner of the Partnership, or the Board of Directors or any committee of the Board of Directors (including the Conflicts Committee) or any Affiliates of the General Partner cause the General Partner to make a determination or take or omit to take any action in such capacity, whether or not under this Agreement, any Group Member Agreement or any other agreement contemplated hereby, then, unless another lesser standard is provided for in this Agreement, the General Partner, the Board of Directors, such committee or such Affiliates, shall not make such determination, or take or omit to take such action, in Bad Faith. The foregoing and other lesser standards provided for in this Agreement are the sole and exclusive standards governing any such determinations, actions and omissions of the General Partner, the Board of Directors, any committee of the Board of Directors (including the Conflicts Committee) and any Affiliate of the General Partner and no such Person shall be subject to any fiduciary duty or other duty or obligation, or any other, different or higher standard (all of which duties, obligations and standards are hereby waived and disclaimed), under this Agreement, any Group Member Agreement or any other agreement contemplated hereby, or under the Delaware Act or any other law, rule or regulation or at equity. Any such determination, action or omission by the General Partner, the Board of Directors of the General Partner or any committee thereof (including the Conflicts Committee) or of any Affiliates of the General Partner, will for all purposes be presumed to have been in Good Faith. In any proceeding brought by or on behalf of the Partnership, any Limited Partner, or any other Person who acquires an interest in a Partnership Interest or any other Person who is bound by this Agreement, challenging such determination, act or omission, the Person bringing or prosecuting such proceeding shall have the burden of proving that such determination, action or omission was not in Good Faith.

(b) Whenever the General Partner makes a determination or takes or omits to take any action, or any of its Affiliates causes it to do so, not acting in its capacity as the general partner of the Partnership, whether or not under this Agreement, any Group Member Agreement or any other agreement contemplated hereby, then the General Partner, or such Affiliates causing it to do so, are entitled, to the fullest extent permitted by law, to make such determination or to take or omit to take such action free of any fiduciary duty or duty of Good Faith, or other duty or obligation existing at law, in equity or otherwise whatsoever to the Partnership, to another Partner, to any Person who acquires an interest in a Partnership Interest or to any other Person bound by this Agreement, and the General Partner, or such Affiliates causing it to do so, shall not, to the fullest extent permitted by law, be required to act in Good Faith or pursuant to any fiduciary or other duty or standard imposed by this Agreement, any Group Member Agreement or any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity.

(c) For purposes of Sections 7.9(a) and (b) of this Agreement, “acting in its capacity as the general partner of the Partnership” means and is solely limited to, the General Partner exercising its authority as a general partner under this Agreement, other than when it is “acting in its individual capacity.” For purposes of this Agreement, “acting in its individual capacity” means: (i) any action by the General Partner or its Affiliates other than through the exercise of the General Partner of its authority as a general partner under this Agreement; and (ii) any action or inaction by the General Partner by the exercise of (or failure to exercise) its rights, powers or authority under this Agreement that are modified by: (A) the phrase “at the option of the General Partner,” (B) the phrase “in its sole discretion” or “in its discretion” or (iii) some variation of the phrases set forth in clauses (i) and (ii). For the avoidance of doubt, whenever the General Partner votes, acquires Partnership Interests or transfers its Partnership Interests, or refrains from voting or transferring its Partnership Interests, it shall be and be deemed to be “acting in its individual capacity.”

(d) Whenever a potential conflict of interest exists or arises between the General Partner or any of its Affiliates, on the one hand, and the Partnership, any Group Member or any Partner, any other Person who acquires an interest in a Partnership Interest or any other Person who is bound by this Agreement on the other hand, the General Partner may in its discretion (i) submit any resolution, course of action with respect to or causing such conflict of interest or transaction for Special Approval or for approval by the vote of a majority of the Common Units (excluding Common Units owned by the General Partner or its Affiliates) or (ii) adopt a resolution or course of action that has not received Special Approval or Unitholder approval. The General Partner is not required in connection with its resolution of any conflict of interest to seek Special Approval or Unitholder approval of such resolution and may determine not to do so in its sole discretion. If any resolution, course of action or transaction: (A) receives Special Approval; or (B) receives approval of a majority of the Common Units (excluding Common Units owned by the General Partner or its Affiliates), then such resolution, course of action or transaction shall be conclusively deemed to be approved by the Partnership, all the Partners, each Person who acquires an interest in a Partnership Interest and each other Person who is bound by this Agreement, and shall not constitute a breach of this Agreement, of any Group Member Agreement, of any agreement contemplated herein or therein, or of any fiduciary or other duty or obligation existing at law, in equity or otherwise.

(e) Notwithstanding anything to the contrary in this Agreement, the General Partner and its Affiliates or any other Indemnitee shall have no duty or obligation, express or implied, to (i) sell or otherwise dispose of any asset of the Partnership Group or (ii) permit any Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use. Any determination by the General Partner or any of its Affiliates to enter into such contracts or transactions shall be in its sole discretion.

(f) The Partners, and each Person who acquires an interest in a Partnership Interest or is otherwise bound by this Agreement hereby authorize the General Partner, on behalf of the Partnership as a partner or member of a Group Member, to approve actions by the general partner or managing member of such Group Member similar to those actions permitted to be taken by the General Partner pursuant to this Section 7.9.

(g) For the avoidance of doubt, whenever the Board of Directors, any committee of the Board of Directors (including the Conflicts Committee), the officers of the General Partner or any Affiliates of the General Partner make a determination on behalf of the General Partner, or cause the General Partner to take or omit to take any action, whether in the General Partner’s capacity as the general partner of the Partnership or in its individual capacity, the standards of care applicable to the General Partner shall apply to such Persons, and such Persons shall be entitled to all benefits and rights of the General Partner hereunder, including waivers and modifications of duties, protections and presumptions, as if such Persons were the General Partner hereunder.

Section 7.10 Other Matters Concerning the General Partner and Indemnitees.

(a) The General Partner and any other Indemnitee may rely upon, and shall be protected in acting or refraining from acting upon, any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

(b) The General Partner and any other Indemnitee may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the advice or opinion (including an Opinion of Counsel) of such Persons as to matters that the General Partner reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been done or omitted in Good Faith and in accordance with such advice or opinion.

(c) The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers, a duly appointed attorney or attorneys-in-fact or the duly authorized officers of any Group Member.

Section 7.11 Purchase or Sale of Partnership Interests. The General Partner may cause the Partnership to purchase or otherwise acquire Partnership Interests or Derivative Instruments; provided that, except as permitted pursuant to Section 4.9 or as approved by the Conflicts Committee, the General Partner may not cause any Group Member to purchase Subordinated Units during the Subordination Period. As long as any Partnership Interests are held by any Group Member, such Partnership Interests shall not be entitled to any vote and shall not be considered to be Outstanding.

Section 7.12 Registration Rights in Respect of the Units Held by the General Partner and its Affiliates.

(a) If (i) the General Partner or any Affiliate of the General Partner (including for purposes of this Section 7.12, any Person that is an Affiliate of the General Partner at the date hereof notwithstanding that it may later cease to be an Affiliate of the General Partner) holds Partnership Interests that it desires to sell and (ii) Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such holder of Partnership Interests (the “Holder”) to dispose of the number of Partnership Interests it desires to sell at the time it desires to do so without registration under the Securities Act, then at the option and upon the request of the Holder, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use all commercially reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Partnership Interests covered by such registration statement have been sold, a registration statement under the Securities Act registering the offering and sale of the number of Partnership Interests specified by the Holder; provided, however, that the Partnership shall not be required to effect more than two registrations pursuant to this Section 7.12(a) in any twelve month period and; provided further, however, that if the General Partner determines that a postponement of the requested registration would be in the best interests of the Partnership and its Partners due to a pending transaction, investigation or other event, the filing of such registration statement or the effectiveness thereof may be deferred for up to six months, but not thereafter. In connection with any registration pursuant to the immediately preceding sentence, the Partnership shall (i) promptly prepare and file (A) such documents as may be necessary to register or qualify the securities subject to such registration under the securities laws of such states as the Holder shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such registration, and (B) such documents as may be necessary to apply for listing or to list the Partnership Interests subject to such registration on such National Securities Exchange as the Holder shall reasonably request, and (ii) do any and all other acts and things that may be necessary or appropriate to enable the Holder to consummate a public sale of such Partnership Interests in such states. Except as set forth in Section 7.10(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

(b) If the Partnership shall at any time propose to file a registration statement under the Securities Act for an offering of Partnership Interests for cash (other than an offering relating solely to a benefit plan), the Partnership shall use all commercially reasonable efforts to include such number or amount of Partnership Interests held by any Holder in such registration statement as the Holder shall request; provided, that the Partnership is not required to make any effort or take any action to so include the Partnership Interests of the Holder once the registration statement becomes or is declared effective by the Commission, including any registration statement providing for the offering from time to time of Partnership Interests pursuant to Rule 415 of the Securities Act. If the proposed offering pursuant to this Section 7.12(b) shall be an underwritten offering, then, in the event that the managing underwriter or managing underwriters of such offering advise the Partnership and the Holder that in their opinion the inclusion of all or some of the Holder’s Partnership Interests would adversely and materially affect the timing or success of the offering, the Partnership shall include in such offering only that number or amount, if any, of Partnership Interests held by the Holder that, in the opinion of the managing underwriter or managing underwriters, will not so adversely and materially affect the offering. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

(c) If underwriters are engaged in connection with any registration referred to in this Section 7.12, the Partnership shall provide indemnification, representations, covenants, opinions and other assurance to the underwriters in form and substance reasonably satisfactory to such underwriters. Further, in addition to and not in limitation of the Partnership’s obligation under Section 7.7, the Partnership shall, to the fullest extent permitted by law, indemnify and hold harmless the Holder, its officers and directors and each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, “Indemnified Persons”) from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnified Person may be involved, or is threatened to be involved, as a party or otherwise, under the Securities Act or otherwise (hereinafter referred to in this Section 7.12(c) as a “claim” and in the plural as “claims”) based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which any Partnership Interests were registered under the Securities Act or any state securities or Blue Sky laws, in any preliminary prospectus (if used prior to the effective date of such registration statement), or in any summary or final prospectus or issuer free writing prospectus or in any amendment or supplement thereto (if used during the period the Partnership is required to keep the registration statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, however, that the Partnership shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, such preliminary, summary or final prospectus or free writing prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Partnership by or on behalf of such Indemnified Person specifically for use in the preparation thereof.

(d) The provisions of Section 7.12(a) and Section 7.12(b) shall continue to be applicable with respect to the General Partner (and any of the General Partner’s Affiliates) after it ceases to be a general partner of the Partnership, during a period of two years subsequent to the effective date of such cessation and for so long thereafter as is required for the Holder to sell all of the Partnership

Interests with respect to which it has requested during such two-year period inclusion in a registration statement otherwise filed or that a registration statement be filed; provided, however, that the Partnership shall not be required to file successive registration statements covering the same Partnership Interests for which registration was demanded during such two-year period. The provisions of Section 7.12(c) shall continue in effect thereafter.

(e) The rights to cause the Partnership to register Partnership Interests pursuant to this Section 7.12 may be assigned (but only with all related obligations) by a Holder to a transferee or assignee of such Partnership Interests, provided (i) the Partnership is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the Partnership Interests with respect to which such registration rights are being assigned; and (ii) such transferee or assignee agrees in writing to be bound by and subject to the terms set forth in this Section 7.12.

(f) Any request to register Partnership Interests pursuant to this Section 7.12 shall (i) specify the Partnership Interests intended to be offered and sold by the Person making the request, (ii) express such Person’s present intent to offer such Partnership Interests for distribution, (iii) describe the nature or method of the proposed offer and sale of Partnership Interests, and (iv) contain the undertaking of such Person to provide all such information and materials and take all action as may be required in order to permit the Partnership to comply with all applicable requirements in connection with the registration of such Partnership Interests.

Section 7.13 Reliance by Third Parties. Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner and any officer of the General Partner authorized by the General Partner to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such Person shall be entitled to deal with the General Partner or any such officer as if it were the Partnership’s sole party in interest, both legally and beneficially. Each Limited Partner, each other Person who acquires an interest in a Partnership Interest and each other Person bound by this Agreement hereby waives, to the fullest extent permitted by law, any and all defenses or other remedies that may be available to such Person to contest, negate or disaffirm any action of the General Partner or any such officer in connection with any such dealing. In no event shall any Person dealing with the General Partner or any such officer or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or any such officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

ARTICLE VIII

BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section 8.1 Records and Accounting. The General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership’s business, including all books and records necessary to provide to the Limited Partners any information required to be provided pursuant to Section 3.4(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the record of the Record Holders of Units or other Partnership Interests, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, magnetic tape, photographs, micrographics or any other information storage device; provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP. The Partnership shall not be required to keep books maintained on a cash basis and the General Partner shall be permitted to calculate cash-based measures, including Operating Surplus and Adjusted Operating Surplus, by making such adjustments to its accrual basis books to account for non-cash items and other adjustments as the General Partner determines to be necessary or appropriate.

Section 8.2 Fiscal Year. The fiscal year of the Partnership shall be a fiscal year ending December 31.

Section 8.3 Reports.

(a) As soon as practicable, but in no event later than 105 days after the close of each fiscal year of the Partnership, the General Partner shall cause to be mailed or made available, by any reasonable means, to each Record Holder of a Unit or other Partnership Interest as of a date selected by the General Partner, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Partnership equity and cash flows, such statements to be audited by a firm of independent public accountants selected by the General Partner, and such other information as may be required by applicable law, regulation or rule of the Commission or any National Securities Exchange on which the Units are listed or admitted to trading, or as the General Partner determines to be necessary or appropriate.

(b) As soon as practicable, but in no event later than 50 days after the close of each Quarter except the last Quarter of each fiscal year, the General Partner shall cause to be mailed or made available, by any reasonable means to each Record Holder of a Unit or other Partnership Interest, as of a date selected by the General Partner, a report containing unaudited financial statements of the Partnership and such other information as may be required by applicable law, regulation or rule of the Commission or any National Securities Exchange on which the Units are listed or admitted to trading, or as the General Partner determines to be necessary or appropriate.

(c) The General Partner shall be deemed to have made a report available to each Record Holder as required by this Section 8.3 if it has either (i) filed such report with the Commission via its Electronic Data Gathering, Analysis and Retrieval system or any successor system and such report is publicly available on such system or (ii) made such report available on any publicly available website maintained by the Partnership.

ARTICLE IX

TAX MATTERS

Section 9.1 Tax Returns and Information. The Partnership shall timely file all returns of the Partnership that are required for federal, state and local income tax purposes on the basis of the accrual method and the taxable period or year that it is required by law to adopt, from time to time, as determined by the General Partner. In the event the Partnership is required to use a taxable period other than a year ending on December 31, the General Partner shall use reasonable efforts to change the taxable period of the Partnership to a year ending on December 31. The tax information reasonably required by Record Holders for federal and state income tax reporting purposes with respect to a taxable period shall be furnished to them within 90 days of the close of the calendar year in which the Partnership’s taxable period ends, provided that, if the 90th day is not a Business Day, then the 90th day shall be deemed to be the next Business Day. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for U.S. federal income tax purposes.

Section 9.2 Tax Elections.

(a) The Partnership shall make the election under Section 754 of the Code in accordance with applicable regulations thereunder, subject to the reservation of the right to seek to revoke any such election upon the General Partner’s determination that such revocation is in the best interests of the Limited Partners. Notwithstanding any other provision herein contained, for the purposes of computing the adjustments under Section 743(b) of the Code, the General Partner shall be authorized (but not required) to adopt a convention whereby the price paid by a transferee of a Limited Partner Interest will be deemed to be the lowest Closing Price of the Limited Partner Interests on any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading during the calendar month in which such transfer is deemed to occur pursuant to Section 6.2(f) without regard to the actual price paid by such transferee.

(b) Except as otherwise provided herein, the General Partner shall determine whether the Partnership should make any other elections permitted by the Code.

Section 9.3 Tax Controversies. Subject to the provisions hereof, the General Partner is designated as the Tax Matters Partner (as defined in the Code) and is authorized and required to represent the Partnership (at the Partnership’s expense) in connection with all examinations of the Partnership’s affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. Each Partner agrees to cooperate with the General Partner and to do or refrain from doing any or all things reasonably required by the General Partner to conduct such proceedings. Each Partner agrees to cooperate with the Tax Matters Partner and to do or refrain from doing any or all things reasonably required by the Tax Matters Partner to conduct such proceedings. Each Partner agrees that notice of or updates regarding tax controversies shall be deemed conclusively to have been given or made by the Tax Matters Partner if the Partnership has either (i) filed the information for which notice is required with the Commission via its Electronic Data Gathering, Analysis and Retrieval system and such information is publicly available on such system or (ii) made the information for which notice is required available on any publicly available website maintained by the Partnership, whether or not such Partner remains a Partner in the Partnership at the time such information is made publicly available.

Section 9.4 Withholding; Tax Payments.

(a) The General Partner may treat taxes paid by the Partnership on behalf of, all or less than all of the Partners, either as a distribution of cash to such Partners or as a general expense of the Partnership, as determined appropriate under the circumstances by the General Partner.

(b) Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that may be required to cause the Partnership and other Group Members to comply with any withholding requirements established under the Code or any other federal, state or local law including pursuant to Sections 1441, 1442, 1445 and 1446 of the Code, or established under any foreign law. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income or from a distribution to any Partner (including by reason of Section 1446 of the Code), the General Partner may treat the amount withheld as a distribution of cash pursuant to Section 6.3 and Section 12.4(c) in the amount of such withholding from such Partner.

ARTICLE X

ADMISSION OF PARTNERS

Section 10.1 Admission of Limited Partners.

(a) By acceptance of the transfer of any Limited Partner Interests in accordance with Article IV or the acceptance of any Limited Partner Interests issued pursuant to Article V or pursuant to a merger or consolidation or conversion pursuant to Article XIV, and except as provided in Section 4.9, each transferee of, or other such Person acquiring, a Limited Partner Interest (including any nominee holder or an agent or representative acquiring such Limited Partner Interests for the account of another Person) (i) shall be admitted to the Partnership as a Limited Partner with respect to the Limited Partner Interests so transferred or issued to such Person when any such transfer or issuance is reflected in the books and records of the Partnership and such Limited Partner becomes the Record Holder of the Limited Partner Interests so transferred or issued, (ii) shall become bound, and shall be deemed to have agreed to be bound, by the terms of this Agreement, (iii) represents that the transferee or other recipient has the capacity, power and authority to enter into this Agreement and (iv) makes the consents, acknowledgements and waivers contained in this Agreement, all with or without execution of this Agreement by such Person. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement. A Person may become a Limited Partner or Record Holder of a Limited Partner Interest without the consent or approval of any of the Partners. A Person may not become a Limited Partner without acquiring a Limited Partner Interest and until such Person is reflected in the books and records of the Partnership as the Record Holder of such Limited Partner Interest. The rights and obligations of a Person who is an Ineligible Holder shall be determined in accordance with Section 4.9.

(b) The name and mailing address of each Record Holder shall be listed on the books and records of the Partnership maintained for such purpose by the Partnership or the Transfer Agent. The General Partner shall update the books and records of the Partnership from time to time as necessary to reflect accurately the information therein (or shall cause the Transfer Agent to do so, as applicable).

(c) Any transfer of a Limited Partner Interest shall not entitle the transferee to share in the profits and losses, to receive distributions, to receive allocations of income, gain, loss, deduction or credit or any similar item or to any other rights to which the transferor was entitled until the transferee becomes a Limited Partner pursuant to Section 10.1(a).

Section 10.2 Admission of Successor General Partner. A successor General Partner approved pursuant to Section 11.1 or Section 11.2 or the transferee of or successor to all of the General Partner Interest pursuant to Section 4.6 who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective immediately prior to the withdrawal or removal of the predecessor or transferring General Partner, pursuant to Section 11.1 or 11.2 or the transfer of the General Partner Interest pursuant to Section 4.6, provided, however, that no such successor shall be admitted to the Partnership until compliance with the terms of Section 4.6 has occurred and such successor has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor shall, subject to the terms hereof, carry on the business of the members of the Partnership Group without dissolution.

Section 10.3 Amendment of Agreement and Certificate of Limited Partnership. To effect the admission to the Partnership of any Partner, the General Partner shall take all steps as it determines necessary or appropriate under the Delaware Act to amend the records of the Partnership to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the General Partner shall prepare and file an amendment to the Certificate of Limited Partnership.

ARTICLE XI

WITHDRAWAL OR REMOVAL OF PARTNERS

Section 11.1 Withdrawal of the General Partner.

(a) The General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an “Event of Withdrawal”);

(i) The General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners;

(ii) The General Partner transfers all of its General Partner Interest pursuant to Section 4.6;

(iii) The General Partner is removed pursuant to Section 11.2;

(iv) The General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary bankruptcy petition for relief under Chapter 7 of the United States Bankruptcy Code; (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in clauses (A)-(C) of this Section 11.1(a)(iv); or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor-in-possession), receiver or liquidator of the General Partner or of all or any substantial part of its properties;

(v) A final and non-appealable order of relief under Chapter 7 of the United States Bankruptcy Code is entered by a court with appropriate jurisdiction pursuant to a voluntary or involuntary petition by or against the General Partner; or

(vi) (A) if the General Partner is a corporation, a certificate of dissolution or its equivalent is filed for the General Partner, or 90 days expire after the date of notice to the General Partner of revocation of its charter without a reinstatement of its charter, under the laws of its state of incorporation; (B) if the General Partner is a partnership or a limited liability company, the dissolution and commencement of winding up of the General Partner; (C) if the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (D) if the General Partner is a natural person, his death or adjudication of incompetency; and (E) otherwise upon the termination of the General Partner.

If an Event of Withdrawal specified in Section 11.1(a)(iv), (v) or (vi)(A), (B), (C) or (D) occurs, the withdrawing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the General Partner from the Partnership.

(b) Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) at any time during the period beginning on the Closing Date and ending at 11:59 pm, prevailing Eastern time, on                 , 2025, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners; provided, that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) and the General Partner delivers to the Partnership an Opinion of Counsel (“Withdrawal Opinion of Counsel”) that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability under the Delaware Act of any Limited Partner or cause any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed); (ii) at any time after 11:59 pm, prevailing Eastern time, on                 , 2025, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice to the Unitholders, such withdrawal to take effect on the date specified in such notice; (iii) at any time that the General Partner ceases to be the General Partner pursuant to Section 11.1(a)(ii) or is removed pursuant to Section 11.2; or (iv) notwithstanding clause (i) of this sentence, at any time that the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the General Partner and its Affiliates) own beneficially or of record or control at least 50% of the Outstanding Units. The withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the General Partner as general partner or managing member, if any, to the extent applicable, of the other Group Members. If the General Partner gives a notice of withdrawal pursuant to Section 11.1(a)(i), a Unit Majority, may, prior to the effective date of such withdrawal, elect a successor General Partner. The Person so elected as successor General Partner shall automatically become the successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If, prior to the effective date of the General Partner’s withdrawal pursuant to Section 11.1(a)(i), a successor is not selected by the Unitholders as provided herein or the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with Section 12.1 unless the business of the Partnership is continued pursuant to Section 12.2. Any successor General Partner elected in accordance with the terms of this Section 11.1 shall be subject to the provisions of Section 10.3.

Section 11.2 Removal of the General Partner. The General Partner may be removed if such removal is approved by the Unitholders holding at least 66 2/3% of the Outstanding Units (including Units held by the General Partner and its Affiliates) voting as a single class. Any such action by such holders for removal of the General Partner must also provide for the election of a successor General Partner by the Unitholders holding a majority of the Outstanding Common Units, voting as a class, and a majority of the Outstanding Subordinated Units (if any Subordinated Units are then Outstanding), voting as a class (including, in each case, Units held by the General Partner and its Affiliates). Such removal shall be effective immediately following the admission of a successor General Partner pursuant to Section 10.2. The removal of the General Partner shall also automatically constitute the removal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If a Person is elected as a successor General Partner in accordance with the terms of this Section 11.2, such Person shall, upon admission pursuant to Section 10.2, automatically become a successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. The right of the holders of Outstanding Units to remove the General Partner shall not exist or be exercised unless the Partnership has received an opinion opining as to the matters covered by a Withdrawal Opinion of Counsel. Any successor General Partner elected in accordance with the terms of this Section 11.2 shall be subject to the provisions of Section 10.2.

Section 11.3 Interest of Departing General Partner and Successor General Partner.

(a) In the event of (i) withdrawal of the General Partner under circumstances where such withdrawal does not violate this Agreement or (ii) removal of the General Partner by the holders of Outstanding Units under circumstances where Cause does not exist, if the successor General Partner is elected in accordance with the terms of Section 11.1 or Section 11.2, the Departing General Partner shall have the option, exercisable prior to the effective date of the withdrawal or removal of such Departing General Partner, to require its successor to purchase its General Partner Interest and its or its Affiliates’ general partner interest (or equivalent interest), if any, in the other Group Members and all of its or its Affiliates’ Incentive Distribution Rights (collectively, the “Combined Interest”) in exchange for an amount in cash equal to the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of its withdrawal or removal. If the General Partner is removed by the Unitholders under circumstances where Cause exists or if the General Partner withdraws under circumstances where such withdrawal violates this Agreement, and if a successor General Partner is elected in accordance with the terms of Section 11.1 or Section 11.2 (or if the business of the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner), such successor shall have the option, exercisable prior to the effective date of the withdrawal or removal of such Departing General Partner (or, in the event the business of the Partnership is continued, prior to the date the business of the Partnership is continued), to purchase the Combined Interest for such fair market value of such Combined Interest. In either event, the Departing General Partner shall be entitled to receive all reimbursements due such Departing General Partner pursuant to Section 7.5, including any employee-related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the Departing General Partner or its Affiliates (other than any Group Member) for the benefit of the Partnership or the other Group Members.

For purposes of this Section 11.3(a), the fair market value of the Combined Interest shall be determined by agreement between the Departing General Partner and its successor or, failing agreement within 30 days after the effective date of such Departing General Partner’s withdrawal or removal, by an independent investment banking firm or other independent expert selected by the Departing General Partner and its successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such withdrawal or removal, then the Departing General Partner shall designate an independent investment banking firm or other independent expert, the Departing General Partner’s successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest. In making its determination, such third independent investment banking firm or other independent expert may consider the value of the Units, including the then current trading price of Units on any National Securities Exchange on which Units are then listed or admitted to trading, the value of the Partnership’s assets, the rights and obligations of the Departing General Partner, the value of the Incentive Distribution Rights and the General Partner Interest and other factors it may deem relevant.

(b) If the Combined Interest is not purchased in the manner set forth in Section 11.3(a), the Departing General Partner (and its Affiliates, if applicable) shall become a Limited Partner and the Combined Interest shall be converted into Common Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to Section 11.3(a), without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of its successor). Any successor General Partner shall indemnify the Departing General Partner as to all debts and liabilities of the Partnership arising on or after the date on which the Departing General Partner becomes a Limited Partner. For purposes of this Agreement, conversion of the Combined Interest to Common Units will be characterized as if the Departing General Partner (and its Affiliates, if applicable) contributed the Combined Interest to the Partnership in exchange for the newly issued Common Units.

(c) If a successor General Partner is elected in accordance with the terms of Section 11.1 or Section 11.2 (or if the business of the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner) and the option described in Section 11.3(a) is not exercised by the party entitled to do so, the successor General Partner shall, at the effective date of its admission to the Partnership, contribute to the Partnership cash in the amount equal to the product of (x) the quotient obtained by dividing (A) the Percentage Interest of the General Partner Interest of the Departing General Partner by (B) a percentage equal to 100% less the Percentage Interest of the General Partner Interest of the Departing General Partner and (y) the Net Agreed Value of the Partnership’s assets on such date. In such event, such successor General Partner shall, subject to the following sentence, be entitled to its Percentage Interest of all Partnership allocations and distributions to which the Departing General Partner was entitled. In addition, the successor General Partner shall cause this Agreement to be amended to reflect that, from and after the date of such successor General Partner’s admission, the successor General Partner’s interest in all Partnership distributions and allocations shall be its Percentage Interest.

Section 11.4 Conversion of Subordinated Units. Notwithstanding any provision of this Agreement, if the General Partner is removed as general partner of the Partnership under circumstances where Cause does not exist, the Subordinated Units held by any Person will immediately and automatically convert into Common Units on a one-for-one basis, provided (i) neither such Person nor any of its Affiliates voted any of its Units in favor of the removal and (ii) such Person is not an Affiliate of the successor General Partner; provided, however, that such converted Subordinated Units shall remain subject to the provisions of Section 5.5(c)(ii), Section 6.1(d)(x), Section 6.7(b) and Section 6.7(c).

Section 11.5 Withdrawal of Limited Partners. No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner’s Limited Partner Interest becomes a Record Holder of the Limited Partner Interest so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Limited Partner Interest so transferred.

ARTICLE XII

DISSOLUTION AND LIQUIDATION

Section 12.1 Dissolution. The Partnership shall not be dissolved by the admission of additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the removal or withdrawal of the General Partner, if a successor General Partner is elected pursuant to Section 11.1, 11.2 or 12.2, the Partnership shall not be dissolved and such successor General Partner is hereby authorized to, and shall, continue the business of the Partnership. Subject to Section 12.2, the Partnership shall dissolve, and its affairs shall be wound up, upon:

(a) an Event of Withdrawal of the General Partner as provided in Section 11.1(a) (other than Section 11.1(a)(ii)), unless a successor is elected and such successor is admitted to the Partnership pursuant to this Agreement;

(b) an election to dissolve the Partnership by the General Partner that is approved by a Unit Majority;

(c) the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Delaware Act; or

(d) at any time there are no Limited Partners, unless the Partnership is continued without dissolution in accordance with the Delaware Act.

Section 12.2 Continuation of the Business of the Partnership After Dissolution. Upon (a) an Event of Withdrawal caused by the withdrawal or removal of the General Partner as provided in Section 11.1(a)(i) or (iii) and the failure of the Partners to select a successor to such Departing General Partner pursuant to Section 11.1 or Section 11.2, then within 90 days thereafter, or (b) an event constituting an Event of Withdrawal as defined in Section 11.1(a)(iv), (v) or (vi), then, to the maximum extent permitted by law, within 180 days thereafter, a Unit Majority may elect to continue the business of the Partnership on the same terms and conditions set forth in this Agreement by appointing as a successor General Partner a Person approved by a Unit Majority. Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is so made, then:

(i) the Partnership shall continue without dissolution unless earlier dissolved in accordance with this Article XII;

(ii) if the successor General Partner is not the former General Partner, then the interest of the former General Partner shall be treated in the manner provided in Section 11.3; and

(iii) the successor General Partner shall be admitted to the Partnership as General Partner, effective as of the Event of Withdrawal, by agreeing in writing to be bound by this Agreement; provided, that the right of a Unit Majority to approve a successor General Partner and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that (x) the exercise of the right would not result in the loss of limited liability under the Delaware Act of any Limited Partner and (y) neither the Partnership nor any Group Member would be treated as an association taxable as a corporation or otherwise be taxable as an entity for U.S. federal income tax purposes upon the exercise of such right to continue (to the extent not already so treated or taxed).

Section 12.3 Liquidator. Upon dissolution of the Partnership, unless the business of the Partnership is continued pursuant to Section 12.2, the General Partner shall select one or more Persons to act as Liquidator. The Liquidator (if other than the General Partner) shall be entitled to receive such compensation for its services as may be approved by holders of a majority of the Outstanding Common Units and Subordinated Units, if any, voting as a single class. The Liquidator (if other than the General Partner) shall agree not to resign at any time without 15 days’ prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of a majority of the Outstanding Common Units and Subordinated Units, if any, voting as a single class. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by holders of a majority of the Outstanding Common Units and Subordinated Units, if any, voting as a single class. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.4) necessary or appropriate to carry out the duties and functions of the Liquidator hereunder for and during the period of time required to complete the winding up and liquidation of the Partnership as provided for herein.

Section 12.4 Liquidation. The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as determined by the Liquidator, subject to Section 17-804 of the Delaware Act and the following:

(a) The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its fair market value; and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidator may defer liquidation or distribution of the Partnership’s assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Partnership’s assets would be impractical or would cause undue loss to the Partners. The Liquidator may distribute the Partnership’s assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners.

(b) Liabilities of the Partnership include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 12.3) and amounts to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

(c) All property and all cash in excess of that required to discharge liabilities as provided in Section 12.4(b) shall be distributed to the Partners in accordance with, and to the extent of, the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments (other than those made by reason of distributions pursuant to this Section 12.4(c)) for the taxable period of the Partnership during which the liquidation of the Partnership occurs (with such date of occurrence being determined pursuant to Treasury

Regulation Section 1.704-1(b)(2)(ii)(g)), and such distribution shall be made by the end of such taxable period (or, if later, within 90 days after said date of such occurrence).

Section 12.5 Cancellation of Certificate of Limited Partnership. Upon the completion of the distribution of Partnership cash and property as provided in Section 12.4 in connection with the liquidation of the Partnership, the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the state of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

Section 12.6 Return of Contributions. The General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Limited Partners or Unitholders, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.

Section 12.7 Waiver of Partition. To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.

Section 12.8 Capital Account Restoration. No Limited Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership. The General Partner shall be obligated to restore any negative balance in its Capital Account upon liquidation of its interest in the Partnership by the end of the taxable period of the Partnership during which such liquidation occurs, or, if later, within 90 days after the date of such liquidation.

ARTICLE XIII

AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

Section 13.1 Amendments to be Adopted Solely by the General Partner. Each Partner agrees that the General Partner, without the approval of any Partner, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

(a) a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

(b) admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

(c) a change that the General Partner determines to be necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state or to ensure that the Group Members will not be treated as associations taxable as corporations or otherwise taxed as entities for U.S. federal income tax purposes;

(d) a change that the General Partner determines (i) does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect, (ii) to be necessary or appropriate to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act) or (B) facilitate the trading of the Units (including the division of any class or classes of Outstanding Units into different classes to facilitate uniformity of tax consequences within such classes of Units) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are or will be listed or admitted to trading, (iii) to be necessary or appropriate in connection with action taken by the General Partner pursuant to Section 5.9 or (iv) is required to effect the intent expressed in the Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

(e) a change in the fiscal year or taxable period of the Partnership and any other changes that the General Partner determines to be necessary or appropriate as a result of a change in the fiscal year or taxable period of the Partnership including, if the General Partner shall so determine, a change in the definition of “Quarter” and the dates on which distributions are to be made by the Partnership;

(f) an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership, or the General Partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(g) an amendment that the General Partner determines to be necessary or appropriate in connection with the creation, authorization or issuance of any class or series of Partnership Interests or Derivative Instruments pursuant to Section 5.6;

(h) any amendment expressly permitted in this Agreement to be made by the General Partner acting alone;

(i) an amendment effected, necessitated or contemplated by a Merger Agreement approved in accordance with Section 14.3;

(j) an amendment that the General Partner determines to be necessary or appropriate to reflect and account for the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by the Partnership of activities permitted by the terms of Section 2.4 or Section 7.1(a);

(k) a merger, conveyance or conversion pursuant to Section 14.3(d); or

(l) any other amendments substantially similar to the foregoing.

Section 13.2 Amendment Procedures. Amendments to this Agreement may be proposed only by the General Partner. To the fullest extent permitted by law, the General Partner shall have no duty or obligation to propose or approve any amendment to this Agreement and may decline to do so in its sole discretion. An amendment shall be effective upon its approval by the General Partner and, except as otherwise provided by Section 13.1 or 13.3, a Unit Majority, unless a greater or different percentage is required under this Agreement or by Delaware law. Each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Units shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the General Partner shall seek the written approval of the requisite percentage of Outstanding Units or call a meeting of the Unitholders to consider and vote on such proposed amendment. The General Partner shall notify all Record Holders upon final adoption of any amendments. The General Partner shall be deemed to have notified all Record Holders as required by this Section 13.2 if it has either (i) filed such amendment with the Commission via its Electronic Data Gathering, Analysis and Retrieval system and such amendment is publicly available on such system or (ii) made such amendment available on any publicly available website maintained by the Partnership

Section 13.3 Amendment Requirements.

(a) Notwithstanding the provisions of Section 13.1 (other than Section 13.1(d)(iv)) and Section 13.2, no provision of this Agreement (other than Section 11.2 or 13.4) that establishes a percentage of Outstanding Units (including Units deemed owned by the General Partner) or requires a vote or approval of Partners (or a subset of Partners) holding a specified Percentage Interest to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing or increasing such percentage, unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Units whose aggregate Outstanding Units constitute not less than the voting requirement sought to be reduced or increased, as applicable, or the affirmative vote of Partners whose aggregate Percentage Interests constitute not less than the voting requirement sought to be reduced or increased, as applicable.

(b) Notwithstanding the provisions of Section 13.1 (other than Section 13.1(d)(iv)) and Section 13.2, no amendment to this Agreement may (i) enlarge the obligations of (including requiring any holder of a class of Partnership Interests to make additional Capital Contributions to the Partnership) any Limited Partner without its consent, unless such shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.3(c), or (ii) enlarge the obligations of, restrict, change or modify in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the General Partner or any of its Affiliates without its consent, which consent may be given or withheld at its option.

(c) Except as provided in Section 14.3 or Section 13.1, any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class affected. If the General Partner determines an amendment does not satisfy the requirements of Section 13.1(d) because it adversely affects one or more classes of Partnership Interests, as compared to other classes of Partnership Interests, in any material respect, such amendment shall only be required to be approved by the adversely affected class or classes.

(d) Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 13.1 and except as otherwise provided by Section 14.3(b), no amendments shall become effective without the approval of the holders of at least 90% of the Percentage Interests of all Limited Partners voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable partnership law of the state under whose laws the Partnership is organized.

(e) Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of Partners (including the General Partner and its Affiliates) holding at least 90% of the Percentage Interests of all Limited Partners.

Section 13.4 Special Meetings. All acts of Limited Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Limited Partners may be called by the General Partner or by Limited Partners owning 20% or more of the Outstanding Units of the class or classes for which a meeting is proposed. Limited Partners shall call a special meeting by delivering to the General Partner one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called and the class or classes of Units for which the meeting is proposed. No business may be brought by any Limited Partner before such special meeting except the business listed in the related request. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the General Partner shall send a notice of the meeting to the Limited Partners either directly or indirectly through the Transfer Agent. A meeting shall be held at a time and place determined by the General Partner on a date not less than 10 days nor more than 60 days after the time notice of the meeting is given as provided in Section 16.1. Limited Partners shall not vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business.

Section 13.5 Notice of a Meeting. Notice of a meeting called pursuant to Section 13.4 shall be given to the Record Holders of the class or classes of Units for which a meeting is proposed in writing by mail or other means of written communication in accordance with Section 16.1. The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.

Section 13.6 Record Date. For purposes of determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners or to give approvals without a meeting as provided in Section 13.11 the General Partner may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading or U.S. federal securities laws, in which case the rule, regulation, guideline or requirement of such National Securities Exchange or U.S. federal securities laws shall govern) or (b) in the event that approvals are sought without a meeting, the date by which Limited Partners are requested in writing by the General Partner to give such approvals. If the General Partner does not set a Record Date, then (a) the Record Date for determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners shall be the close of business on the day next preceding the day on which notice is given, and (b) the Record Date for determining the Limited Partners entitled to give approvals without a meeting shall be the date the first written approval is deposited with the Partnership in care of the General Partner in accordance with Section 13.11.

Section 13.7 Postponement and Adjournment. Prior to the date upon which any meeting of Limited Partners is to be held, the General Partner may postpone such meeting one or more times for any reason by giving notice to each Limited Partner entitled to vote at the meeting so postponed of the place, date and hour at which such meeting would be held. Such notice shall be given not fewer than two days before the date of such meeting and otherwise in accordance with this Article XIII. When a meeting is postponed, a new Record Date need not be fixed unless such postponement shall be for more than 45 days. Any meeting of Limited Partners may be adjourned by the General Partner one or more times for any reason, including the failure of a quorum to be present at the meeting with respect to any proposal or the failure of any proposal to receive sufficient votes for approval. No Limited Partner vote shall be required for any adjournment. A meeting of Limited Partners may be adjourned by the General Partner as to one or more proposals regardless of whether action has been taken on other matters. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.

Section 13.8 Waiver of Notice; Approval of Meeting; Approval of Minutes. The transaction of business at any meeting of Limited Partners, however called and noticed, and whenever held, shall be as valid as if it had occurred at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy. Attendance of a Limited Partner at a meeting shall constitute a waiver of notice of the meeting, except when the Limited Partner attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened; and except that attendance at a meeting is not a waiver of any right to disapprove the consideration of matters required to be included in the notice of the meeting, but not so included, if the disapproval is expressly made at the meeting.

Section 13.9 Quorum and Voting. The holders of a majority, by Percentage Interest, of Partnership Interests of the class or classes for which a meeting has been called (including Partnership Interests deemed owned by the General Partner) represented in person or by proxy shall constitute a quorum at a meeting of Partners of such class or classes unless any such action by the Partners requires approval by holders of a greater Percentage Interest, in which case the quorum shall be such greater Percentage Interest. At any meeting of the Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of Partners holding Partnership Interests that, in the aggregate, represent a majority of the Percentage Interest of those present in person or by proxy at such meeting shall be deemed to constitute the act of all Partners, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Partners holding Partnership Interests that in the aggregate represent at least such greater or different percentage shall be required; provided, however, that if, as a matter of law or provision of this Agreement, approval by plurality vote of Partners (or any class thereof) is required to approve any action, no minimum quorum shall be required. The Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by Partners holding the required Percentage Interest specified in this Agreement.

Section 13.10 Conduct of a Meeting. The General Partner shall have full power and authority concerning the manner of conducting any meeting of the Limited Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the General Partner. The General Partner may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Limited Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of approvals in writing.

Section 13.11 Action Without a Meeting. If authorized by the General Partner, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting, without a vote and without prior notice, if an approval in writing setting forth the action so taken is signed by

Limited Partners owning not less than the minimum percentage, by Percentage Interest, of the Partnership Interests of the class or classes for which a meeting has been called (including Partnership Interests deemed owned by the General Partner), as the case may be, that would be necessary to authorize or take such action at a meeting at which all the Limited Partners entitled to vote at such meeting were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such National Securities Exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Limited Partners who have not approved in writing. The General Partner may specify that any written ballot submitted to Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the General Partner. If a ballot returned to the Partnership does not vote all of the Units held by the Limited Partners, the Partnership shall be deemed to have failed to receive a ballot for the Units that were not voted. If approval of the taking of any action by the Limited Partners is solicited by any Person other than by or on behalf of the General Partner, the written approvals shall have no force and effect unless and until (a) they are deposited with the Partnership in care of the General Partner and (b) an Opinion of Counsel is delivered to the General Partner to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability, and (ii) is otherwise permissible under the state statutes then governing the rights, duties and liabilities of the Partnership and the Partners. Nothing contained in this Section 13.11 shall be deemed to require the General Partner to solicit all Limited Partners in connection with a matter approved by the holders of the requisite percentage of Units acting by written consent without a meeting.

Section 13.12 Right to Vote and Related Matters.

(a) Only those Record Holders of the Outstanding Units on the Record Date set pursuant to Section 13.6 shall be entitled to notice of, and to vote at, a meeting of Limited Partners or to act with respect to matters as to which the holders of the Outstanding Units have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Units shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Units.

(b) With respect to Units that are held for a Person’s account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Units are registered, such other Person shall, in exercising the voting rights in respect of such Units on any matter, and unless the arrangement between such Persons provides otherwise, vote such Units in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume it is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of Section 4.4.

Section 13.13 Voting of Incentive Distribution Rights.

(a) For so long as a majority of the Incentive Distribution Rights are held by the General Partner and its Affiliates, the holders of the Incentive Distribution Rights shall not be entitled to vote such Incentive Distribution Rights on any Partnership matter except as may otherwise be required by law and the holders of the Incentive Distribution Rights, in their capacity as such, shall be deemed to have approved any matter approved by the General Partner.

(b) If less than a majority of the Incentive Distribution Rights are held by the General Partner and its Affiliates, the Incentive Distribution Rights will be entitled to vote on all matters submitted to a vote of Unitholders, other than amendments and other matters that the General Partner determines do not adversely affect the holders of the Incentive Distribution Rights as a whole in any material respect. On any matter in which the holders of Incentive Distribution Rights are entitled to vote, such holders will vote together with the Subordinated Units, prior to the end of the Subordination Period, or together with the Common Units, thereafter, in either case as a single class except as otherwise required by Section 13.3(c), and such Incentive Distribution Rights shall be treated in all respects as Subordinated Units or Common Units, as applicable, when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement. The relative voting power of the Incentive Distribution Rights and the Subordinated Units or Common Units, as applicable, will be set in the same proportion as cumulative cash distributions, if any, in respect of the Incentive Distribution Rights for the four consecutive Quarters prior to the record date for the vote bears to the cumulative cash distributions in respect of such class of Units for such four Quarters.

(c) In connection with any equity financing, or anticipated equity financing, by the Partnership of an Expansion Capital Expenditure, the General Partner may, without the approval of the holders of the Incentive Distribution Rights, temporarily or permanently reduce the amount of Incentive Distributions that would otherwise be distributed to such holders, provided that in the judgment of the General Partner, such reduction will be in the long-term best interest of such holders.

ARTICLE XIV

MERGER OR CONSOLIDATION

Section 14.1 Authority. The Partnership may merge or consolidate with or into one or more corporations, limited liability companies, statutory trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a partnership (whether general or limited (including a limited liability partnership)) or convert into any such entity, whether such entity is formed under the laws of the state of Delaware or any other state of the United States of America, pursuant to a written plan of merger or consolidation (“Merger Agreement”) in accordance with this Article XIV.

Section 14.2 Procedure for Merger or Consolidation.

(a) Merger or consolidation of the Partnership pursuant to this Article XIV requires the prior consent of the General Partner, provided, however, that, to the fullest extent permitted by law, the General Partner may act in its sole discretion to decline to consent to a merger or consolidation, may act in its sole discretion.

(b) If the General Partner shall determine to consent to the merger or consolidation, the General Partner shall approve the Merger Agreement, which shall set forth:

(i) the name and jurisdiction of formation or organization of each of the business entities proposing to merge or consolidate;

(ii) the name and jurisdiction of formation or organization of the business entity that is to survive the proposed merger or consolidation (the “Surviving Business Entity”);

(iii) the terms and conditions of the proposed merger or consolidation;

(iv) the manner and basis of exchanging or converting the equity interests of each constituent business entity for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity; and (A) if any interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity, then the cash, property or interests, rights, securities or obligations of any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity) which the holders of such interests, securities or rights are to receive in exchange for, or upon conversion of their interests, securities or rights, and (B) in the case of equity interests represented by certificates, upon the surrender of such certificates, which cash, property or interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

(v) a statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership, certificate of formation or limited liability company agreement or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

(vi) the effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger Agreement (provided, that if the effective time of the merger is to be later than the date of the filing of such certificate of merger, the effective time shall be fixed at a date or time certain and stated in the certificate of merger); and

(vii) such other provisions with respect to the proposed merger or consolidation that the General Partner determines to be necessary or appropriate.

Section 14.3 Approval by Limited Partners.

(a) Except as provided in Section 14.3(d) and 14.3(e), the General Partner, upon its approval of the Merger Agreement shall direct that the Merger Agreement and the merger or consolidation contemplated thereby, as applicable, be submitted to a vote of Limited Partners, whether at a special meeting or by written consent, in either case in accordance with the requirements of Article XIII. A copy or a summary of the Merger Agreement, as the case may be, shall be included in or enclosed with the notice of a special meeting or the written consent.

(b) Except as provided in Section 14.3(d) and 14.3(e), the Merger Agreement shall be approved upon receiving the affirmative vote or consent of the holders of a Unit Majority unless the Merger Agreement contains any provision that, if contained in an amendment to this Agreement, the provisions of this Agreement or the Delaware Act would require for its approval the vote or consent of a greater percentage of the Outstanding Units or of any class of Limited Partners, in which case such greater percentage vote or consent shall be required for approval of the Merger Agreement.

(c) Except as provided in Sections 14.3(d) and 14.3(e), after such approval by vote or consent of the Limited Partners, and at any time prior to the filing of the certificate of merger pursuant to Section 14.4, the merger or consolidation may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement.

(d) Notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to convert the Partnership or any Group Member into a new limited liability entity, to merge the Partnership or any Group Member into, or convey all of the Partnership’s assets to, another limited liability entity that shall be newly formed and shall have no assets, liabilities or operations at the time of such merger or conveyance other than those it receives from the Partnership or other Group Member if (i) the General Partner has received an Opinion of Counsel that the merger or conveyance, as the case may be, would not result in the loss of the limited liability under the Delaware Act of any Limited Partner or cause the Partnership or any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already treated as such), (ii) the sole purpose of such merger, or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the governing instruments of the new entity provide the Limited Partners and the General Partner with substantially the same rights and obligations as are herein contained.

(e) Additionally, notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to merge or consolidate the Partnership with or into another entity if (i) the General Partner has received an Opinion of Counsel that the merger or consolidation, as the case may be, would not result in the loss of the limited liability under the Delaware Act of any Limited Partner or cause the Partnership or any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already treated as such), (ii) the merger or consolidation would not result in an amendment to this Agreement, other than any amendments that could be adopted pursuant to Section 13.1, (iii) the Partnership is the Surviving Business Entity in such merger or consolidation, (iv) each Partnership Interest outstanding immediately prior to the effective date of the merger or consolidation is to be an identical Partnership Interest of the Partnership after the effective date of the merger or consolidation, and (v) the number of Partnership Interests to be issued by the Partnership in such merger or consolidation does not exceed 20% of the Partnership Interests (other than Incentive Distribution Rights) Outstanding immediately prior to the effective date of such merger or consolidation.

(f) Pursuant to Section 17-211(g) of the Delaware Act, an agreement of merger or consolidation approved in accordance with this Article XIV may (i) effect any amendment to this Agreement or (ii) effect the adoption of a new partnership agreement for the Partnership if it is the Surviving Business Entity. Any such amendment or adoption made pursuant to this Section 14.3 shall be effective at the effective time or date of the merger or consolidation.

Section 14.4 Certificate of Merger. Upon the required approval by the General Partner and the Unitholders of a Merger Agreement, a certificate of merger shall be executed and filed with the Secretary of State of the state of Delaware in conformity with the requirements of the Delaware Act.

Section 14.5 Effect of Merger or Consolidation.

(a) At the effective time of the certificate of merger:

(i) all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

(ii) the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

(iii) all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

(iv) all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

ARTICLE XV

RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS

Section 15.1 Right to Acquire Limited Partner Interests.

(a) Notwithstanding any other provision of this Agreement, if at any time the General Partner and its Affiliates hold more than 80% of the total Limited Partner Interests of any class then Outstanding, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable in its sole discretion, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the greater of (x) the Current Market Price as of the date three days prior to the date that the notice described in Section 15.1(b) is mailed and (y) the highest price paid by the General Partner or any of its Affiliates for any such Limited Partner Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.1(b) is mailed.

(b) If the General Partner, any Affiliate of the General Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 15.1(a), the General Partner shall deliver to the Transfer Agent notice of such election to purchase (the “Notice of Election to Purchase”) and shall cause the Transfer Agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Limited Partner Interests of such class (as of a Record Date selected by the General Partner) at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also be filed and distributed as may be required by the Commission or any National Securities Exchange on which such Limited Partner Interests are listed. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.1(a)) at which Limited Partner Interests will be purchased and state that the General Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such Limited Partner Interests, upon surrender of Certificates representing such Limited Partner Interests in the case of Limited Partner Interests evidenced by Certificates, in exchange for payment, at such office or offices of the Transfer Agent as the Transfer Agent may specify, or as may be required by any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading. Any such Notice of Election to Purchase mailed to a Record Holder of Limited Partner Interests at his address as reflected in the records of the Transfer Agent shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the General Partner, its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent cash in an amount sufficient to pay the aggregate purchase price of all of such Limited Partner Interests to be purchased in accordance with this Section 15.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Limited

Partner Interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any Certificate shall not have been surrendered for purchase, all rights of the holders of such Limited Partner Interests shall thereupon cease, except the right to receive the purchase price (determined in accordance with Section 15.1(a)) for Limited Partner Interests therefor, without interest, upon surrender to the Transfer Agent of the Certificates representing such Limited Partner Interests in the case of Limited Partner Interests evidenced by Certificates, and such Limited Partner Interests shall thereupon be deemed to be transferred to the General Partner, its Affiliate or the Partnership, as the case may be, on the record books of the Transfer Agent and the Partnership, and the General Partner or any Affiliate of the General Partner, or the Partnership, as the case may be, shall be deemed to be the owner of all such Limited Partner Interests from and after the Purchase Date and shall have all rights as the owner of such Limited Partner Interests.

(c) In the case of Limited Partner Interests evidenced by Certificates, at any time from and after the Purchase Date, a holder of an Outstanding Limited Partner Interest subject to purchase as provided in this Section 15.1 may surrender his Certificate evidencing such Limited Partner Interest to the Transfer Agent in exchange for payment of the amount described in Section 15.1(a), therefor, without interest thereon.

ARTICLE XVI

GENERAL PROVISIONS

Section 16.1 Addresses and Notices; Written Communications.

(a) Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner at the address described below. Any notice, payment or report to be given or made to a Partner hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Partnership Interests at his address as shown on the records of the Transfer Agent or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Partnership Interests by reason of any assignment or otherwise. Notwithstanding the foregoing, if (i) a Partner shall consent to receiving notices, demands, requests, reports or proxy materials via electronic mail or by the Internet or (ii) the rules of the Commission shall permit any report or proxy materials to be delivered electronically or made available via the Internet, any such notice, demand, request, report or proxy materials shall be deemed given or made when delivered or made available via such mode of delivery. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 16.1 executed by the General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report given or made in accordance with the provisions of this Section 16.1 is returned marked to indicate that such notice, payment or report was unable to be delivered, such notice, payment or report and, in the case of notices, payments or reports returned by the United States Postal Service (or other physical mail delivery mail service outside the United States of America), any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in his address) or other delivery if they are available for the Partner at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners. Any notice to the Partnership shall be deemed given if received by the General Partner at the principal office of the Partnership designated pursuant to Section 2.3. The General Partner may rely and shall be protected in relying on any notice or other document from a Partner or other Person if believed by it to be genuine.

(b) The terms “in writing,” “written communications,” “written notice” and words of similar import shall be deemed satisfied under this Agreement by use of e-mail and other forms of electronic communication.

Section 16.2 Further Action. The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 16.3 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 16.4 Integration. This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

Section 16.5 Creditors. None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

Section 16.6 Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

Section 16.7 Third-Party Beneficiaries. Each Partner agrees that (a) any Indemnitee shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Indemnitee and (b) any Unrestricted Person shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Unrestricted Person.

Section 16.8 Counterparts. This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Limited Partner Interest, pursuant to Section 10.1(a) without execution hereof.

Section 16.9 Applicable Law; Forum, Venue and Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement shall be construed in accordance with and governed by the laws of the state of Delaware, without regard to the principles of conflicts of law.

(b) Each of the Partners and each Person holding any beneficial interest in the Partnership (whether through a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing or otherwise):

(i) irrevocably agrees that any claims, suits, actions or proceedings (A) arising out of or relating in any way to this Agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of this Agreement or the duties, obligations or liabilities among Partners or of Partners to the Partnership, or the rights or powers of, or restrictions on, the Partners or the Partnership), (B) brought in a derivative manner on behalf of the Partnership, (C) asserting a claim of breach of a fiduciary or other duty owed by any director, officer, or other employee of the Partnership or the General Partner, or owed by the General Partner, to the Partnership or the Partners, (D) asserting a claim arising pursuant to any provision of the Delaware Act or (E) asserting a claim governed by the internal affairs doctrine shall be exclusively brought in the Court of Chancery of the state of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the state of Delaware with subject matter jurisdiction), in each case regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims;

(ii) irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the state of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction) in connection with any such claim, suit, action or proceeding;

(iii) agrees not to, and waives any right to, assert in any such claim, suit, action or proceeding that (A) it is not personally subject to the jurisdiction of the Court of Chancery of the state of Delaware or of any other court to which proceedings in the Court of Chancery of the state of Delaware may be appealed, (B) such claim, suit, action or proceeding is brought in an inconvenient forum, or (C) the venue of such claim, suit, action or proceeding is improper;

(iv) expressly waives any requirement for the posting of a bond by a party bringing such claim, suit, action or proceeding;

(v) consents to process being served in any such claim, suit, action or proceeding by mailing, certified mail, return receipt requested, a copy thereof to such party at the address in effect for notices hereunder, and agrees that such services shall constitute good and sufficient service of process and notice thereof; provided, nothing in this clause (v) shall affect or limit any right to serve process in any other manner permitted by law; and

(vi) IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY SUCH CLAIM, SUIT, ACTION OR PROCEEDING.

Section 16.10 Invalidity of Provisions. If any provision or part of a provision of this Agreement is or becomes for any reason, invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions and/or parts thereof contained herein shall not be affected thereby and this Agreement shall, to the fullest extent permitted by law, be reformed and construed as if such invalid, illegal or unenforceable provision, or part of a provision, had never been contained herein, and such provision or part reformed so that it would be valid, legal and enforceable to the maximum extent possible.

Section 16.11 Consent of Partners. Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action.

Section 16.12 Facsimile Signatures. The use of facsimile signatures affixed in the name and on behalf of the transfer agent and registrar of the Partnership on Certificates representing Units is expressly permitted by this Agreement.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

GENERAL PARTNER:

GPM PETROLEUM GP, LLC

By:
Name:	Arie Kotler
Title:	Chairman, President and CEO

By:
Name:	Don Bassell
Title:	CFO

ORGANIZATIONAL LIMITED PARTNER:

GPM INVESTMENTS, LLC

By:
Name:	Arie Kotler
Title:	President and CEO

By:
Name:	Don Bassell
Title:	CFO

[SIGNATURE PAGE TO FIRST AMENDED AND RESTATED AGREEMENT

OF LIMITED PARTNERSHIP OF GPM PETROLEUM LP]

Common Units

Representing Limited Partner Interests

PROSPECTUS

RAYMOND JAMES

WELLS FARGO SECURITIES

RBC CAPITAL MARKETS

BAIRD

WUNDERLICH

CAPITAL ONE SECURITIES

                    , 2015

Through and including                     , 2015 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Set forth below are the expenses (other than underwriting discounts) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the FINRA filing fee and the exchange listing fee the amounts set forth below are estimates.

SEC registration fee		$11,620
FINRA filing fee		15,500
Printing and engraving expenses		*
Fees and expenses of legal counsel		*
Accounting fees and expenses		*
NYSE listing fee		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

ITEM 14.	INDEMNIFICATION OF OFFICERS AND MEMBERS OF OUR BOARD OF DIRECTORS.

Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever. The section of the prospectus entitled “The Partnership Agreement—Indemnification” discloses that we will generally indemnify officers, directors and affiliates of the general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference.

Our general partner will purchase insurance covering its officers and directors against liabilities asserted and expenses incurred in connection with their activities as officers and directors of the general partner or any of its direct or indirect subsidiaries.

We and our general partner will enter into indemnification agreements (each, an “Indemnification Agreement”) with each of the general partner’s officers and directors (each, an “Indemnitee”). Each Indemnification Agreement provides that our general partner will indemnify and hold harmless each Indemnitee from and against all expense, liability and loss (including attorney’s fees, judgments, fines or penalties and amounts to be paid in settlement) reasonably incurred or suffered by the Indemnitee in connection with or by reason of serving in their capacity as officers and directors of our general partner (or of any subsidiary of our general partner) or in any capacity at the request of our general partner or its board of directors to the fullest extent permitted by applicable law, including Section 18-108 of the Delaware Limited Liability Company Act in effect on the date of the agreement or as such laws may be amended to provide more advantageous rights to the Indemnitee. The Indemnification Agreement also provides that we and our general partner must advance payment of certain expenses to the Indemnitee, including fees of counsel, in advance of final disposition of any proceeding subject to receipt of an undertaking from the Indemnitee to repay amounts advanced if it is ultimately determined that the Indemnitee is not entitled to indemnification.

The underwriting agreement to be entered into in connection with the sale of the securities offered pursuant to this registration statement, the form of which will be filed as an exhibit to this registration statement, provides for indemnification of GPM and our general partner, their officers and directors, and any person who controls GPM and our general partner, including indemnification for liabilities under the Securities Act.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

On March 27, 2015, in connection with the formation of GPM Petroleum LP we issued (i) a 0.0% non-economic general partner interest in us to GPM Petroleum GP, LLC and (ii) a 100.0% limited partner interest in us to GPM Investments, LLC for $1,000. The issuance was exempt from registration under Section 4(2) of the Securities Act. There have been no other sales of unregistered securities within the past three years.

ITEM 16.	EXHIBITS.

The following documents are filed as exhibits to this registration statement:

Exhibit Number	Description

**1.1	Form of Underwriting Agreement

**3.1	Certificate of Limited Partnership of GPM Petroleum LP

**3.2	Agreement of Limited Partnership of GPM Petroleum LP

3.3	Form of First Amended and Restated Agreement of Limited Partnership of GPM Petroleum LP (included as Appendix A in the prospectus included in this Registration Statement)

**4.1	Form of Registration Rights Agreement

**5.1	Form of Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered

**8.1	Form of Opinion of Vinson & Elkins L.L.P. relating to tax matters

**10.1	Form of Contribution Agreement

**10.2	Form of GPM Petroleum LP Long-Term Incentive Plan

**10.3	Form of Omnibus Agreement

**10.4	Form of Credit Agreement

**10.5	Form of GPM Distribution Contract

**10.6	Form of GPM RR Distribution Contract

**10.7	Form of GPM MW Distribution Contract

**10.8	Form of Indemnification Agreement

**10.9	Branded Distributor Marketing Agreement (Multi-Brand) by and between Valero Marketing and Supply Company and GPM Investments, LLC, dated January 1, 2012 (Asterisks located within the exhibit denote information which has been deleted pursuant to a confidential treatment request filed with the Securities and Exchange Commission)

Exhibit Number	Description

**10.10	Amendment to Branded Distributor Marketing Agreement (Multi-Brand) by and between Valero Marketing and Supply Company and GPM Investments, LLC, dated January 1, 2012 (Asterisks located within the exhibit denote information which has been deleted pursuant to a confidential treatment request filed with the Securities and Exchange Commission)

**10.11	First Amendment to Amendment to Branded Distributor Marketing Agreement (Multi-Brand) by and between Valero Marketing and Supply Company and GPM Investments, LLC, dated October 1, 2012 (Asterisks located within the exhibit denote information which has been deleted pursuant to a confidential treatment request filed with the Securities and Exchange Commission)

**10.12	Form of PNC Term Loan and Security Agreement

**10.13	Amended and Restated Secured Promissory Note dated June 24, 2015, by GPM Investments, LLC, in favor of Arko Holdings, Ltd.

**10.14	Amended and Restated Secured Promissory Note dated June 24, 2015, by GPM Investments, LLC, in favor of GPM Holdings, Inc.

**10.15	Form of Assumption of Amended and Restated Secured Promissory Note among GPM Investments, LLC, GPM Petroleum LP and Arko Holdings Ltd.

**10.16	Form of Assumption of Amended and Restated Secured Promissory Note among GPM Investments, LLC, GPM Petroleum LP and GPM Holdings, Inc.

**10.17	Form of GPM Petroleum LP 2015 Long-Term Incentive Plan Phantom Unit Agreement (Employee)

**10.18	Form of GPM Petroleum LP 2015 Long-Term Incentive Plan Phantom Unit Agreement (Director)

**21.1	List of Subsidiaries of GPM Petroleum LP

23.1	Consent of Grant Thornton LLP

23.2	Consent of Grant Thornton LLP

23.3	Consent of Crowe Chizek LLP

**23.4	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)

**23.5	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)

**23.6	Consent of Director Nominee—Morris Willner

**23.7	Consent of Director Nominee—Bradley E. Scher

**23.8	Consent of Director Nominee—Paul P. Huffard

**23.9	Consent of Director Nominee—Carl M. Stanton

**24.1	Powers of Attorney (contained on page II-5)

*	To be filed by amendment
**	Previously filed

ITEM 17.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(2) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(3) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(4) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant undertakes to send to each common unitholder, at least on an annual basis, a detailed statement of any transactions with GPM Petroleum GP, LLC or its subsidiaries, and of fees, commissions, compensation and other benefits paid, or accrued to GPM Petroleum GP, LLC or its subsidiaries for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

The registrant undertakes to provide to the common unitholders the financial statements required by Form 10-K for the first full fiscal year of operations of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Richmond, State of Virginia, on September 2, 2015.

GPM Petroleum LP

By:	GPM Petroleum GP, LLC

By:	/s/ ARIE KOTLER
Arie Kotler Chairman, Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and the dates indicated.

Signature	Title	Date

/s/ ARIE KOTLER Arie Kotler	Chairman, Chief Executive Officer and President (Principal Executive Officer and Director)	September 2, 2015

* Donald Bassell	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	September 2, 2015

* Eyal Nuchamovitz	Executive Vice President and Director (Director)	September 2, 2015

*By:	/s/ Arie Kotler
Arie Kotler Attorney-in-fact

Exhibit Number	Description

**1.1	Form of Underwriting Agreement

**3.1	Certificate of Limited Partnership of GPM Petroleum LP

**3.2	Agreement of Limited Partnership of GPM Petroleum LP

3.3	Form of First Amended and Restated Agreement of Limited Partnership of GPM Petroleum LP (included as Appendix A in the prospectus included in this Registration Statement)

**4.1	Form of Registration Rights Agreement

**5.1	Form of Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered

**8.1	Form of Opinion of Vinson & Elkins L.L.P. relating to tax matters

**10.1	Form of Contribution Agreement

**10.2	Form of GPM Petroleum LP Long-Term Incentive Plan

**10.3	Form of Omnibus Agreement

**10.4	Form of Credit Agreement

**10.5	Form of GPM Distribution Contract

**10.6	Form of GPM RR Distribution Contract

**10.7	Form of GPM MW Distribution Contract

**10.8	Form of Indemnification Agreement

**10.9	Branded Distributor Marketing Agreement (Multi-Brand) by and between Valero Marketing and Supply Company and GPM Investments, LLC, dated January 1, 2012 (Asterisks located within the exhibit denote information which has been deleted pursuant to a confidential treatment request filed with the Securities and Exchange Commission)

**10.10	Amendment to Branded Distributor Marketing Agreement (Multi-Brand) by and between Valero Marketing and Supply Company and GPM Investments, LLC, dated January 1, 2012 (Asterisks located within the exhibit denote information which has been deleted pursuant to a confidential treatment request filed with the Securities and Exchange Commission)

**10.11	First Amendment to Amendment to Branded Distributor Marketing Agreement (Multi-Brand) by and between Valero Marketing and Supply Company and GPM Investments, LLC, dated October 1, 2012 (Asterisks located within the exhibit denote information which has been deleted pursuant to a confidential treatment request filed with the Securities and Exchange Commission)

**10.12	Form of PNC Term Loan and Security Agreement

**10.13	Amended and Restated Secured Promissory Note dated June 24, 2015, by GPM Investments, LLC, in favor of Arko Holdings, Ltd.

**10.14	Amended and Restated Secured Promissory Note dated June 24, 2015, by GPM Investments, LLC, in favor of GPM Holdings, Inc.

**10.15	Form of Assumption of Amended and Restated Secured Promissory Note among GPM Investments, LLC, GPM Petroleum LP and Arko Holdings, Ltd.

**10.16	Form of Assumption of Amended and Restated Secured Promissory Note among GPM Investments, LLC, GPM Petroleum LP and GPM Holdings, Inc.

Exhibit Number	Description

**10.17	Form of GPM Petroleum LP 2015 Long-Term Incentive Plan Phantom Unit Agreement (Employee)

**10.18	Form of GPM Petroleum LP 2015 Long-Term Incentive Plan Phantom Unit Agreement (Director)

**21.1	List of Subsidiaries of GPM Petroleum LP

23.1	Consent of Grant Thornton LLP

23.2	Consent of Grant Thornton LLP

23.3	Consent of Crowe Chizek LLP

**23.4	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)

**23.5	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)

**23.6	Consent of Director Nominee—Morris Willner

**23.7	Consent of Director Nominee—Bradley E. Scher

**23.8	Consent of Director Nominee—Paul P. Huffard

**23.9	Consent of Director Nominee—Carl M. Stanton

**24.1	Powers of Attorney (contained on page II-5)

*	To be filed by amendment
**	Previously filed